As filed with the U.S. Securities and Exchange Commission on July 31, 2023

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Deep Medicine Acquisition Corp.

(Exact name of registrant as specified in its charter)

Delaware	6770	85-3269086
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1096 Keeler Avenue

Berkeley, CA 94708

(650) 246-9907

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Humphrey P. Polanen

Chief Executive Officer

595 Madison Avenue, 12th Floor

New York, NY 10017

(917) 289-2776

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Barry Grossman, Esq. Lijia Sanchez, Esq. Ellenoff Grossman & Schole LLP 1345 Avenue of the Americas New York, NY 10105 (212) 370-1300	Arthur S. Marcus, Esq. Matthew Siracusa, Esq. Sichenzia Ross Ference LLP 1185 Avenue of the Americas New York, NY 10036 (212) 930-9700

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement is declared effective.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

Exchange Act Rule 14d-l(d) (Cross-Border Third-Party Tender Offer) ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the SEC, acting pursuant to said Section 8(a), may determine.

PRELIMINARY PROXY STATEMENT/PROSPECTUS

DATED JULY 31, 2023, SUBJECT TO COMPLETION

Dear Deep Medicine Acquisition Corp. Stockholder:

On July 21, 2023, Deep Medicine Acquisition Corp., a Delaware corporation (“Deep Medicine”), entered into an Amended and Restated Agreement and Plan of Merger (as may be amended and/or restated from time to time, the “Merger Agreement”) with DMAC Merger Sub Inc., a Nevada corporation and wholly-owned subsidiary of Deep Medicine (“Merger Sub”), Bright Vision Sponsor LLC, a Delaware limited liability company, in the capacity as the representative from and after the Effective Time (as defined in the Merger Agreement) for the stockholders of Deep Medicine (other than the TruGolf Stockholders (as defined below) as of immediately prior to the Effective Time and their successors and assignees) in accordance with the terms and conditions of the Merger Agreement (the “Purchaser Representative”), Christopher Jones, an individual, in the capacity as the representative from and after the Effective Time for the TruGolf Stockholders as of immediately prior to the Effective Time in accordance with the terms and conditions of the Merger Agreement (the “Seller Representative”), and TruGolf, Inc., a Nevada corporation (the “TruGolf”). The Merger Agreement supersedes the Agreement and Plan of Merger, dated March 31, 2023, by and among Deep Medicine, Merger Sub, the Purchaser Representative and Seller Representative.

Pursuant to the Merger Agreement, subject to the terms and conditions set forth therein, at the closing of the transactions contemplated by the Merger Agreement (the “Closing”), Merger Sub will merge with and into TruGolf, with TruGolf surviving the merger as a wholly-owned subsidiary of Deep Medicine (the “Merger”). In connection with the Merger, Deep Medicine will change its corporate name to “TruGolf, Inc.” (which we sometimes refer to as “New TruGolf”). In the accompanying proxy statement/prospectus, references to “TruGolf” mean TruGolf prior to the consummation of the Merger and mean New TruGolf after the consummation of the Merger. We refer to the Merger and the other transactions described in the Merger Agreement collectively herein as the “Business Combination.”

At the Effective Time, (i) each share of TruGolf Class A Common Stock outstanding as of immediately prior to the Effective Time will be converted into a right to receive a number of Deep Medicine Class A Shares and (ii) each share of TruGolf Class B Common Stock outstanding as of immediately prior to the Effective Time will be converted into a right to receive a number of Deep Medicine Class B Shares, equal to such shares respective pro rata share of the Merger Consideration, determined on the basis of a conversion ratio (the “Conversion Ratio”) derived from an implied equity value for TruGolf equal to $80,000,000, subject to adjustments for TruGolf’s closing debt, net of cash and unpaid transaction expenses (the “Merger Consideration”), and (iii) each outstanding option to acquire shares of TruGolf common stock (whether vested or unvested) will be assumed by Deep Medicine and automatically converted into an option to acquire shares of Deep Medicine common stock, with its price and number of shares equitably adjusted based on the Conversion Ratio. The aggregate number of Deep Medicine Common Stock issued to the TruGolf Stockholder and option holders is equal to the Merger Consideration divided by the Purchaser Share Price of $10 per share. The Merger Consideration to be paid to TruGolf Stockholders will be paid solely by the delivery of new shares of Deep Medicine Common Stock, with each valued at the price per share at which each share of Deep Medicine Common Stock is redeemed or converted pursuant to the Redemption. The Merger Consideration will be subject to a post-Closing true-up 90 days after the Closing. The Merger Consideration will be allocated among TruGolf Stockholders, pro rata amongst them based on the number of shares of TruGolf common stock owned by such stockholder. Such consideration otherwise payable to TruGolf stockholders is subject to reduction for purchase price adjustments. As of the date of the accompanying proxy statement/prospectus, the Conversion Ratio was approximately 0.001548.

Based on the Conversion Ratio of approximately 0.001548 as of the date of the accompanying proxy statement/prospectus, the total number of Deep Medicine Class A Shares expected to be issued in connection with the Business Combination, is 2,091,747 Deep Medicine Class A Shares, and these Deep Medicine Class A Shares are expected to represent approximately 14.9%, of the issued and outstanding Deep Medicine Common Stock immediately following the closing of the Business Combination, assuming no Deep Medicine Class A Shares are redeemed in connection with the Business Combination, and approximately 15.2% of the issued and outstanding Deep Medicine Common Stock immediately following the closing of the Business Combination, assuming the maximum contractual number of Deep Medicine Class A Shares are redeemed in connection with the Business Combination. Based on the Conversion Ratio of approximately 0.001548 as of the date of the accompanying proxy statement/prospectus, the total number of Deep Medicine Class B Shares expected to be issued in connection with the Business Combination, is 5,908,253 Deep Medicine Class B Shares, and these Deep Medicine Class B Shares are expected to represent approximately 42.0%, of the issued and outstanding Deep Medicine Common Stock immediately following the closing of the Business Combination, assuming no Deep Medicine Class A Shares are redeemed in connection with the Business Combination, and approximately 42.8% of the issued and outstanding Deep Medicine Common Stock immediately following the closing of the Business Combination, assuming the maximum contractual number of Deep Medicine Class A Shares are redeemed in connection with the Business Combination. The foregoing amounts of percentage ownership will change (x) if the actual facts differ from the assumptions set forth above and (y) depending on whether any Permitted Equity Financing or Transaction Financing is consummated.

In addition to the base Merger Consideration issued at the Closing, as set forth above, the TruGolf Stockholders will also have a contingent right to receive up to an aggregate of an additional 4.5 million Deep Medicine Class A Shares (the “Earnout Shares”), as additional consideration, with each share valued at $10 per share (the “Purchaser Share Price”) during the three (3) year period following the Closing (the “Earnout Period”). The Earnout Shares shall be earned, based on the combined company meeting criteria relating to (i) consolidated gross revenue, (ii) VWAP (as defined below) of Deep Medicine Class A Shares, or (iii) number of qualified franchise locations opened. The Earnout Shares shall be allocated into three tranches consisting of a first tranche of 1,000,000 Earnout Shares (the “First Tranche”), a second tranche of 1,500,000 Earnout Shares (the “Second Tranche”), and third tranche of 2,000,000 Earnout Shares (the “Third Tranche”). The Earnout Shares will be earned as set forth below:

a) The First Tranche will be earned as follows:

(i) in the event that the consolidated gross revenue of Deep Medicine and its subsidiaries (the “Gross Revenues”) for 2024 equals or exceeds Thirty Million Dollars ($30,000,000) but is less than Forty Two Million Dollars ($42,000,000), then the TruGolf Stockholders shall be entitled to receive 50% of the First Tranche or (y) in the event that the Gross Revenues for 2024 equals or exceeds Forty Two Million Dollars ($42,000,000), then the TruGolf Stockholders shall be entitled to receive 100% of the First Tranche; or (ii) in the event that the dollar volume-weighted average price (“VWAP”) of the Deep Medicine Class A Shares is at least $13.00 per share for at least twenty (20) out of thirty (30) trading days in the specified period, then the TruGolf Stockholders shall be entitled to received100% of the First Tranche or, in the event that ten (10) or more Qualified Franchise Locations (as defined in the Merger Agreement) are opened prior to the end of the calendar year 2024, then the TruGolf Stockholders shall be entitled to received 100% of the First Tranche.

b) The Second Tranche will be earned as follows:

(i) in the event that the Gross Revenues for 2025 equals or exceeds Fifty Million Dollars ($50,000,000) but is less than Sixty Five Million Dollars ($65,000,000), then the TruGolf Stockholders shall be entitled to receive 50% of the Second Tranche or (y) in the event that the Gross Revenues for 2025 equals or exceeds Sixty Five Million Dollars ($65,000,000), then the TruGolf Stockholders shall be entitled to receive 100% of the Second Tranche; or (ii) in the event that the VWAP of Deep Medicine Class A Shares is at least $15.00 per share for at least twenty (20) out of thirty (30) trading days in the specified period, then the TruGolf Stockholders shall be entitled to receive 100% of the Second Tranche or, in the event that thirty (30) or more Qualified Franchise Locations are opened prior to the end of the calendar year 2025, then the TruGolf Stockholders shall be entitled to receive 100% of the Second Tranche.

c) The Third Tranche will be earned as follows:

(i) in the event that the Gross Revenues for 2026 equals or exceeds Eighty Million Dollars ($80,000,000) but is less than One Hundred Million Dollars ($100,000,000), then the TruGolf Stockholders shall be entitled to receive 50% of the Third Tranche or (y) in the event that the Gross Revenues for 2026 equals or exceeds One Hundred Million Dollars ($100,000,000), then the TruGolf Stockholders shall be entitled to receive 100% of the Third Tranche; or (ii) in the event that the VWAP of Deep Medicine Class A Shares is at least $17.00 per share for at least twenty (20) out of thirty (30) trading days in the specified period, then the TruGolf Stockholders shall be entitled to receive 100% of the Third Tranche or, in the event that fifty (50) or more Qualified Franchise Locations are opened prior to the end of the calendar year 2026, then the TruGolf Stockholders shall be entitled to receive 100% of the Third Tranche.

Deep Medicine’s Class A Common Stock and rights are publicly traded on the Nasdaq Capital Market. TruGolf intends to list its Class A common stock on Nasdaq under the symbol “TRUG”, upon the closing of the Business Combination. TruGolf will not have rights traded following consummation of the Business Combination.

Deep Medicine will hold a special meeting (the “Special Meeting”) to consider matters relating to the proposed Business Combination. Deep Medicine and TruGolf cannot complete the Business Combination unless Deep Medicine’s stockholders consent to the approval and adoption of the Merger Agreement and the transactions contemplated thereby, including the issuance of Deep Medicine Class A Shares and Deep Medicine Class B Shares to be issued in connection with the Business Combination. Deep Medicine is sending you the accompanying proxy statement/prospectus to ask you to vote in favor of these and the other matters described in the accompanying proxy statement/prospectus.

The Special Meeting will be held on           , 2023, at 10:00 a.m., Eastern Time virtually. You may attend the Special Meeting and vote your shares electronically during the Special Meeting via live audio webcast by visiting [●]. You will need the control number that is printed on your proxy card to enter the Special Meeting. Deep Medicine recommends that you log in at least 15 minutes before the meeting to ensure you are logged in when the Special Meeting starts. Please note that you will not be able to attend the Special Meeting in person.

YOUR VOTE IS VERY IMPORTANT, REGARDLESS OF THE NUMBER OF SHARES OF DEEP MEDICINE COMMON STOCK YOU OWN. To ensure your representation at the Special Meeting, please complete and return the enclosed proxy card or submit your proxy by following the instructions contained in the accompanying proxy statement/prospectus and on your proxy card. Please submit your proxy promptly whether or not you expect to attend the meeting. Submitting a proxy now will NOT prevent you from being able to vote online at the meeting. If you hold your shares in “street name,” you should instruct your broker, bank or other nominee how to vote in accordance with the voting instruction form you receive from your broker, bank or other nominee.

The board of directors of Deep Medicine has unanimously approved the Merger Agreement and the transactions contemplated thereby and recommends that Deep Medicine’s Deep Medicine’s stockholders vote “FOR” the NTA Proposal, “FOR” the Business Combination Proposal, “FOR” the Charter Proposal, “FOR” the Governance Proposals, “FOR” the Equity Incentive Plan Proposal, “FOR” the election of the director nominees, and “FOR” the Adjournment Proposal (if necessary). Each such proposal is described in the accompanying proxy statement/prospectus.

The Sponsor has agreed to vote any shares of Deep Medicine Common Stock held by it in favor of the proposals. As of July 13, 2023, the Sponsor owns approximately 65.1% of the outstanding Deep Medicine Common Stock. In particular, because the Sponsor has agreed to vote in favor of each of the proposals described herein, the Business Combination will be approved even if none of the other outstanding Deep Medicine Class A Shares is voted in favor of the Business Combination.

The accompanying proxy statement/prospectus provides you with detailed information about the proposed Business Combination. It also contains or references information about Deep Medicine and TruGolf and certain related matters. You are encouraged to read this proxy statement/prospectus carefully. In particular, you should read the “Risk Factors” section beginning on page 49 for a discussion of the risks you should consider in evaluating the proposed Business Combination and how it will affect you. Events occurring prior to the Special Meeting may require us to supplement this proxy statement/prospectus, in which case you are encouraged to read such supplement along with the accompanying proxy statement/prospectus.

If you have any questions or need assistance with voting, please contact Deep Medicine’s proxy solicitor, Advantage Proxy, Inc. (“Advantage”), at (877) 870-8565 or email Advantage at ksmith@advantageproxy.com.

TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST ELECT TO HAVE DEEP MEDICINE REDEEM YOUR SHARES FOR A PRO RATA PORTION OF THE FUNDS HELD IN THE TRUST ACCOUNT AND TENDER YOUR SHARES TO DEEP MEDICINE’S TRANSFER AGENT AT LEAST TWO BUSINESS DAYS PRIOR TO THE VOTE AT THE SPECIAL MEETING. YOU MAY TENDER YOUR SHARES BY EITHER DELIVERING YOUR STOCK CERTIFICATES TO THE TRANSFER AGENT OR BY DELIVERING YOUR SHARES ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT WITHDRAWAL AT CUSTODIAN) SYSTEM. IF THE BUSINESS COMBINATION IS NOT COMPLETED, THEN THESE SHARES WILL NOT BE REDEEMED FOR CASH. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS.

On behalf of our board of directors, I thank you for your support and look forward to the successful completion of the Business Combination.

Sincerely,

Humphrey P. Polanen
Chief Executive Officer

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the Business Combination, the issuance of shares of Deep Medicine Common Stock in connection with the Business Combination or the other transactions described in this proxy statement/prospectus, or passed upon the adequacy or accuracy of the disclosure in this proxy statement/prospectus. Any representation to the contrary is a criminal offense.

DEEP MEDICINE ACQUISITION CORP.

595 Madison Avenue, 12th Floor, New York, NY 10017

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON           , 2023

TO THE STOCKHOLDERS OF DEEP MEDICINE ACQUISITION CORP.:

NOTICE IS HEREBY GIVEN that a special meeting (the “Special Meeting”), of Deep Medicine Acquisition Corp., a Delaware corporation (which is referred to as “Deep Medicine” and, following the closing of the Business Combination, “New TruGolf”), will be held virtually, conducted via live audio webcast at 10:00 a.m., Eastern Time, on [●], 2023. You may attend the Special Meeting and vote your shares electronically during the Special Meeting via live audio webcast by visiting [●]. You will need the control number that is printed on your proxy card to enter the Special Meeting. Deep Medicine recommends that you log in at least 15 minutes before the Special Meeting to ensure you are logged in when the Special Meeting starts. Please note that you will not be able to attend the Special Meeting in person. You are cordially invited to attend the Special Meeting for the following purposes:

1.	Proposal No. 1 — The NTA Proposal — To consider and vote on amendments to the current Amended and Restated Certificate of Incorporation of Deep Medicine (the “Existing Charter”), which amendments (the “NTA Amendments”) shall be effective, if adopted and implemented by Deep Medicine, prior to the consummation of the proposed Business Combination, to remove from the Existing Charter (i) the limitation on stock repurchases prior to the consummation of a business combination that would cause Deep Medicine’s net tangible assets (“NTA”) to be less than $5,000,001 following such repurchases, and (ii) the limitation that Deep Medicine shall not consummate a business combination if it would cause Deep Medicine’s NTA to be less than $5,000,001 either immediately prior or subsequent to the consummation of such business combination. A copy of the NTA Amendments to the Existing Charter is attached to this proxy statement/prospectus as Annex A. Proposal No. 1 is referred to in the proxy statement/prospectus as the “NTA Proposal”;

2.	Proposal No. 2 — The Business Combination Proposal — To consider and vote upon a proposal to adopt and approve the Amended and Restated Agreement and Plan of Merger, dated as of July 21, 2023 (as may be amended and/or restated from time to time, the “Merger Agreement”), by and among Deep Medicine Acquisition Corp., DMAC Merger Sub Inc., a Nevada corporation and wholly-owned subsidiary of Deep Medicine (“Merger Sub”), Bright Vision Sponsor LLC, a Delaware limited liability company, in the capacity as the representative from and after the Effective Time (as defined below) for the stockholders of Deep Medicine (other than the TruGolf Stockholders (as defined below) as of immediately prior to the Effective Time and their successors and assignees) in accordance with the terms and conditions of the Merger Agreement (the “Purchaser Representative”), Christopher Jones, an individual, in the capacity as the representative from and after the Effective Time for the TruGolf Stockholders (as defined below) as of immediately prior to the Effective Time in accordance with the terms and conditions of the Merger Agreement (the “Seller Representative”), and TruGolf, Inc., a Nevada corporation (the “TruGolf”), pursuant to which, at the closing of the transactions contemplated by the Merger Agreement (the “Closing”), Merger Sub will merge with and into TruGolf, with TruGolf surviving the merger as a wholly-owned subsidiary of Deep Medicine (the “Merger”). In connection with the Merger, Deep Medicine will change its corporate name to “TruGolf, Inc.” (which we sometimes refer to as “New TruGolf”). A copy of the Merger Agreement is attached to this proxy statement/prospectus as Annex B. Proposal No. 2 is referred to in the proxy statement/prospectus as the “Business Combination Proposal”;

3.	Proposal No. 3 — The Charter Proposal — To consider and vote upon a proposal to approve the proposed amended and restated certificate of incorporation of New TruGolf in the form attached to the proxy statement/prospectus as Annex C (the “Proposed Charter”). Proposal No. 3 is referred to in the proxy statement/prospectus as the “Charter Proposal”;

4.	Proposal No. 4 — The Governance Proposals — To consider and vote upon, on a non-binding advisory basis, certain governance provisions in the proposed New TruGolf Charter, presented separately in accordance with the U.S. Securities and Exchange Commission (“SEC”) requirements (Proposals No. 4.A through 4.E). Proposal No. 4 and such proposals are referred to in the proxy statement/prospectus as the “Governance Proposals”:

●	Proposal No. 4.A: Number of Authorized Shares: Amend the number of shares of capital stock New TruGolf is authorized to issue from 111,000,000 shares to 110,000,000 shares, consisting of (a) 100,000,000 shares of common stock, including (i) 90,000,000 shares of Class A Common Stock and (ii) 10,000,000 shares of Class B Common Stock, and (b) 10,000,000 shares of preferred stock.

●	Proposal No. 4.B: Two separate classes of Common Stock, with differential voting rights: Each share of Class A Common Stock shall entitle the holder thereof to one vote on all matters submitted to a vote of the stockholders of the company; and each share of Class B Common Stock shall entitle the holder thereof to ten votes on all matters submitted to a vote of the stockholders of the company.

●	Proposal No. 4.C: No stockholder Vote Required to Amend the Proposed Bylaws: The charter will not require the vote of the stockholders to amend the bylaws, rather an affirmative vote of the majority of the board of directors will suffice to amend, alter or repeal the bylaws.

●	Proposal No. 4.D: Limitation of Exclusive Forum Provision: The Proposed Charter adopts the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, unless New TruGolf consents in writing to the selection of an alternative forum.

●	Proposal No. 4.E: Status as Blank Check Company: The elimination of certain provisions related to Deep Medicine’s status as a blank check company is desirable because these provisions will not be relevant following the Business Combination. Certain provisions required that proceeds from the IPO be held in a trust account until a business combination or liquidation of Deep Medicine has occurred. These provisions cease to apply once the Business Combination is consummated and are therefore not included in the Proposed Charter.

5.	Proposal No. 5 — The Equity Incentive Plan Proposal — To consider and vote upon a proposal to approve and adopt the 2023 Plan, a copy of which is attached to the proxy statement/prospectus as Annex E. Proposal No. 5 is referred to in the proxy statement/prospectus as the “Equity Incentive Plan Proposal”;

6.	Proposal No. 6 — The Director Election Proposal — To consider and vote upon the election of seven (7) directors, who, upon consummation of the Business Combination, will constitute all the members of the board of directors of New TruGolf. Proposal No. 6 is referred to in the proxy statement/prospectus as the “Director Election Proposal”; and

7.	Proposal No. 7 — The Adjournment Proposal — To consider and vote upon a proposal to adjourn the Special Meeting to a later date or dates, if necessary, at the determination of the Deep Medicine Board. Proposal No. 7 is referred to in the proxy statement/prospectus as the “Adjournment Proposal”.

Only holders of record of Deep Medicine Common Stock at the close of business on [ ], 2023, the record date established by the Deep Medicine Board for the Special Meeting (the “Record Date”), are entitled to notice of the Special Meeting and to vote at the Special Meeting and any adjournments or postponements of the Special Meeting. A complete list of Deep Medicine stockholders of record entitled to vote at the Special Meeting will be available for ten days before the Special Meeting at the principal executive offices of Deep Medicine for inspection by Deep Medicine’s stockholders during ordinary business hours for any purpose germane to the Special Meeting. The eligible Deep Medicine stockholder list will also be available at that time on the Special Meeting website for examination by any stockholder attending the Special Meeting live audio webcast.

Pursuant to Deep Medicine’s certificate of incorporation, Deep Medicine will provide holders of Deep Medicine Class A Shares included as part of the units sold in Deep Medicine’s IPO (“public stockholders”), with the opportunity to redeem their Deep Medicine Class A Shares for cash equal to their pro rata share of the aggregate amount on deposit in the trust account (the “Trust Account”), calculated as of two business days prior to the consummation of the transactions contemplated by the Merger Agreement (the “Business Combination”) (including interest earned on the funds held in the Trust Account and not previously released to Deep Medicine to pay taxes) upon the Closing of the Business Combination. For illustrative purposes, based on funds in the Trust Account of approximately $                 million on                     , 2023, the Record Date for the Special Meeting, the estimated per share redemption price would have been approximately $              , including interest not previously released to Deep Medicine to pay taxes. Public stockholders may elect to redeem their shares even if they vote for the Business Combination Proposal. A public stockholder, together with any such stockholder’s affiliates or any other person with whom such stockholder Is acting in concert or as a “group” (as defined in Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from seeking redemption rights with respect to more than an aggregate of 15% of the Deep Medicine Class A Shares sold in Deep Medicine’s IPO. Bright Vision Sponsor LLC, a Delaware limited liability company (the “Sponsor”), and Deep Medicine’s officers and directors have agreed, for no additional consideration, to waive their redemption rights in connection with the consummation of the Business Combination with respect to any shares of Deep Medicine Common Stock they may hold. Currently, the Sponsor and Deep Medicine’s directors and officers and their affiliates (the “Insiders”) own approximately 81.9% of Deep Medicine Common Stock. The Sponsor and Deep Medicine’s directors and officers have agreed to vote any shares of Deep Medicine Common Stock held by them in favor of the Business Combination Proposal.

Approval of the Business Combination Proposal, the Governance Proposals (each of which is a non-binding, advisory vote) and the Equity Incentive Plan Proposal require the affirmative vote of a majority of the votes cast by holders of shares of Deep Medicine Common Stock at a meeting at which a quorum is present. Directors are elected by a plurality of the votes cast, in person (which would include presence at the virtual Special Meeting) or by proxy. This means that the nominees who receive the most affirmative votes will be elected. Approval of the NTA Proposal requires the affirmative vote of sixty-five percent (65%) of the issued and outstanding shares of Deep Medicine Common Stock at a meeting at which a quorum is present. Approval of the Charter Proposal requires the affirmative vote of the holders of a majority of the outstanding Deep Medicine Common Stock at a meeting at which a quorum is present. Approval of the Adjournment Proposal requires the affirmative vote of a majority of the votes cast by holders of Deep Medicine Common Stock, voting together as a single class, regardless of whether a quorum is present.

As of          , 2023, the Record Date for the Special Meeting, there was approximately $                million in the Trust Account (including interest not previously released to Deep Medicine to pay taxes). Deep Medicine intends to use such funds in the Trust Account for the purposes of consummating the Business Combination and to pay transaction fees and expenses in connection with the consummation of the Business Combination.

Consummation of the Business Combination is conditioned on the approval of each of the Required Proposals (as defined below). The Adjournment Proposal is not conditioned on the approval of any other proposal. If the Business Combination Proposal is not approved, the other proposals (except the Adjournment Proposal) will not be presented to Deep Medicine’s stockholders for a vote. It is important for you to note that in the event that the Required Proposals do not receive the requisite vote for approval, then the Business Combination may not be consummated. If Deep Medicine does not consummate the Business Combination and fails to complete an initial business combination by January 29, 2024 (unless extended by Deep Medicine’s stockholders), Deep Medicine will be required to dissolve and liquidate the Trust Account by returning the then-remaining funds in such account to the public stockholders. The proxy statement/prospectus accompanying this notice explains the Merger Agreement and the transactions contemplated thereby, as well as the proposals to be considered at the Special Meeting. Please review the accompanying proxy statement/prospectus carefully.

On December 23, 2022, Deep Medicine held a meeting (the “Second Extension Meeting”), at which Deep Medicine’s stockholders approved the extension of the expiration of the period in which it must complete a business combination from January 29, 2023 to July 29, 2023. In connection with the Second Extension Meeting, stockholders holding 11,819,790 Public Shares exercised their right to redeem their shares for a pro rata portion of the funds in the Trust Account. As a result, approximately $121 million (approximately $10.24 per Public Share) was removed from the Trust Account to pay such holders. Following redemptions, Deep Medicine has 830,210 Public Shares outstanding. Additionally, in connection with the Second Extension Meeting, stockholders holding all of the issued and outstanding Deep Medicine Class B Shares elected to convert their Deep Medicine Class B Shares into Deep Medicine Class A Shares on a one-for-one basis. As a result, 3,162,500 Deep Medicine Class B Shares were cancelled, and 3,162,500 Deep Medicine Class A Shares were issued to such converting Class B stockholders.

On July 11, 2023, Deep Medicine and the Sponsor entered into certain non-redemption agreements (“Non-Redemption Agreement”) with certain unaffiliated third parties in exchange for such third parties agreeing not to redeem (or shall use commercially reasonable efforts to request that the Company’s transfer agent reverse any previously submitted redemption demand) certain Deep Medicine Class A Shares (the “Non-Redeemed Shares”) in connection with the Third Extension Meeting. In exchange for the foregoing commitments not to redeem such Non-Redeemed Shares, the Sponsor agreed to transfer to such third-parties certain Deep Medicine Class A Shares (the “Founder Shares”) held by the Sponsor immediately following consummation of an initial business combination if they continue to hold such Non-Redeemed Shares through the Third Extension Meeting. Such Founder Shares had been issued to the Sponsor upon conversion of the Deep Medicine Class B Shares held by the Sponsor. In addition, Deep Medicine agreed that, to mitigate the current uncertainty surrounding the implementation of the Inflation Reduction Act of 2022, funds held in the Trust Account, including any interest thereon, will not be used to pay for any excise tax liabilities with respect to any future redemptions prior to or in connection with the extension voted upon at the Third Extension Meeting, an initial business combination, or liquidation of Deep Medicine. Until the earlier of (a) the consummation of Deep Medicine’s initial business combination; and (b) the liquidation of the Trust Account, Deep Medicine will maintain the investment of funds held in the Trust Account in interest-bearing United States government securities within the meaning of Section 2(a)(16) of the Investment Company Act of 1940, as amended, having a maturity of 185 days or less, or in money market funds meeting the conditions of paragraphs (d)(1), (d)(2), (d)(3) and (d)(4) of Rule 2a-7 promulgated under the Investment Company Act of 1940, as amended, which invest only in direct U.S. government treasury obligations, or maintain such funds in cash in an interest-bearing demand deposit account at a bank.

Deep Medicine and the Sponsor entered into such Non-Redemption Agreements with six unaffiliated third parties in total, with respect to a maximum aggregate of 514,773 Deep Medicine Class A Shares, and the Sponsor has agreed to transfer a maximum aggregate of 185,179 Deep Medicine Class A Shares pursuant to the Non-Redemption Agreements upon the consummation of Deep Medicine’s initial business combination.

On July 13, 2023, Deep Medicine held a special meeting of Deep Medicine’s stockholders (the “Third Extension Meeting”), at which Deep Medicine’s stockholders approved a charter amendment to extend the date by which Deep Medicine must consummate its initial business combination from July 29, 2023 to January 29, 2024, or such earlier date as determined by Deep Medicine’s board of directors. Deep Medicine’s stockholders holding 255,446 Public Shares exercised their right to redeem such shares for a pro rata portion of the funds in Deep Medicine’s trust account. As a result, approximately $2,914,230 (approximately $11.41 per share) was removed from Deep Medicine’s trust account to pay such holders. Following redemptions, Deep Medicine had 4,357,964 Deep Medicine Class A Shares issued and outstanding, including 574,764 Public Shares.

The Deep Medicine Board has set [   ], 2023 as the Record Date for the Special Meeting. Only holders of record of shares of Deep Medicine Common Stock at the close of business on [   ], 2023 will be entitled to notice of and to vote at the Special Meeting and any adjournments or postponements thereof. Any stockholder entitled to attend and vote at the Special Meeting may attend the meeting virtually and is entitled to appoint a proxy to attend and vote on such stockholder’s behalf. Such proxy need not be a holder of shares of Deep Medicine Common Stock.

YOUR VOTE IS VERY IMPORTANT, REGARDLESS OF THE NUMBER OF SHARES OF DEEP MEDICINE COMMON STOCK YOU OWN. Whether or not you plan to attend the Special Meeting, please complete, sign, date and mail the enclosed proxy card in the postage-paid envelope provided at your earliest convenience. You may also submit a proxy by telephone or via the Internet by following the instructions printed on your proxy card. If you hold your shares through a broker, bank or other nominee, you should direct the vote of your shares in accordance with the voting instruction form received from your broker, bank or other nominee.

The board of directors of Deep Medicine has unanimously approved the Merger Agreement and the transactions contemplated thereby and recommends that you vote “FOR” the NTA Proposal, “FOR” the Business Combination Proposal, “FOR” the Charter Proposal, “FOR” the Governance Proposals, “FOR” the Equity Incentive Plan Proposal, “FOR” the election of the director nominees, and “FOR” the Adjournment Proposal (if necessary).

If you have any questions or need assistance with voting, please contact Deep Medicine’s proxy solicitor, Advantage Proxy, Inc. (“Advantage”), at (877) 870-8565 or email Advantage at ksmith@advantageproxy.com.

If you plan to attend the Special Meeting and are a beneficial investor who owns your shares of Deep Medicine Common Stock through a bank or broker, you will need to contact American Stock Transfer & Trust Company to receive a control number. Please carefully read the sections in the proxy statement/prospectus regarding attending and voting at the Special Meeting to ensure that you comply with these requirements.

BY ORDER OF THE BOARD OF DIRECTORS

Humphrey P. Polanen
Chief Executive Officer

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ABOUT THIS PROXY STATEMENT/PROSPECTUS

This document constitutes a notice of a meeting and a proxy statement/prospectus under Section 14(a) of the Exchange Act with respect to the Special Meeting at which Deep Medicine stockholders will be asked to consider and vote upon a proposal to approve the Business Combination by the approval and adoption of the Merger Agreement, among other matters.

ADDITIONAL INFORMATION

Deep Medicine files reports, proxy statement/prospectus and other information with the SEC as required by the Exchange Act. You can read Deep Medicine’s SEC filings, including this proxy statement/prospectus, over the internet at the SEC’s website at http://www.sec.gov.

If you would like additional copies of this proxy statement/prospectus or if you have questions about the Business Combination or the other proposals to be presented at the Special Meeting, you should contact our proxy solicitation agent at:

Advantage Proxy, Inc.

P.O. Box 13581

Des Moines, WA 98198

Attn: Karen Smith

Toll Free Telephone: (877) 870-8565

Main Telephone: (206) 870-8565

E-mail: ksmith@advantageproxy.com

If you are a stockholder of Deep Medicine and have questions about the Business Combination or the Special Meeting or if you would like to request copies of this proxy statement/prospectus or other documents incorporated by reference in the proxy statement/prospectus, please do so by [    ], 2023 to receive them before the Special Meeting. If you request any documents from us, we will mail them to you by first class mail, or another equally prompt means. You will not be charged for any of the documents you request.

For a more detailed description of the information incorporated by reference in the enclosed proxy statement/prospectus and how you may obtain it, see the section captioned “Where You Can Find More Information” beginning on page 234 of this proxy statement/prospectus.

To obtain timely delivery of the documents, you must request them no later than five business days before the date of the Special Meeting, or no later than             , 2023.

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BASIS OF PRESENTATION AND GLOSSARY

As used in this proxy statement/prospectus, unless otherwise noted or the context otherwise requires:

●	“2023 Plan” means the 2023 Equity Incentive Plan of New TruGolf, a copy of which is attached to this proxy statement/prospectus as Annex E;

●	“Ancillary Document(s)” means each agreement, instrument or document attached to the Merger Agreement as an exhibit, and the other agreements, certificates and instruments to be executed or delivered by any of the parties to the Merger Agreement in connection with or pursuant to the Merger Agreement;

●	“Broker non-vote” means the failure of a Deep Medicine stockholder, who holds his, her or its shares in “street name” through a broker or other nominee, to give voting instructions to such broker or other nominee;

●	“BCMA” means the Business Combination Marketing Agreement, dated October 26, 2021, entered into by Deep Medicine and I-Bankers in connection with the IPO;

●	“Business Combination” means the transactions contemplated by the Merger Agreement, including the Merger;

●	“Business Combination Marketing Fee” means the fee to be paid to I-Bankers pursuant to the BCMA;

●	“Closing” means the consummation of the Business Combination;

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●	“Closing Date” means the date on which the Closing occurs;

●	“Deep Medicine” means Deep Medicine Acquisition Corp., a Delaware corporation, before giving effect to the Merger;

●	“Deep Medicine Board” means Deep Medicine’s board of directors prior to the Merger;

●	“Deep Medicine Class A Common Stock” or “Class A Common Stock” means Deep Medicine’s Class A common stock, par value $0.0001 per share;

●	“Deep Medicine Class B Common Stock” or “Class B Common Stock” means Deep Medicine’s Class B common stock, par value $0.0001 per share;

●	“Deep Medicine Class A Shares” means shares of Deep Medicine Class A Common Stock;

●	“Deep Medicine Class B Shares” means shares of Deep Medicine Class B Common Stock;

●	“Deep Medicine Common Stock” means, collectively, Deep Medicine Class A Common Stock and any outstanding Deep Medicine Class B Common Stock;

●	“Deep Medicine’s IPO”, “the IPO” or “our IPO” means the initial public offering of Deep Medicine completed on October 29, 2021;

●	“Deep Medicine Units” means the units sold in the IPO, with each unit consisting of one Deep Medicine Class A Share and one right to receive one-tenth of one share of Deep Medicine Class A Common Stock upon the consummation of Deep Medicine’s initial business combination;

●	“Effective Time” means the date and time the certificate of merger evidencing the Merger is accepted for filing by the Secretary of State of the State of Delaware;

●	“Existing Charter” means Deep Medicine’s amended and restated certificate of incorporation in effect prior to the Merger;

●	“First Extension” means the extension of the expiration of the period in which it must complete a business combination from October 29, 2022 to January 29, 2023;

●	“First Sponsor Affiliate Notes” are to the two promissory notes in an aggregate principal amount of $1,265,000 issued on October 15, 2022 to two affiliates of the Sponsor, in connection with the First Extension;

●	“Founder Shares” means the 3,162,500 Deep Medicine Class B Shares, initially purchased by the Sponsor in a private placement, and the Deep Medicine Class A Shares issued upon the conversion thereof;

●	“Founder Conversion” means the conversion, in connection with the Second Extension Meeting, of all of the issued and outstanding Deep Medicine Class B Shares into Deep Medicine Class A Shares on a one-for-one basis, resulting in 3,162,500 Deep Medicine Class B Shares being cancelled and 3,162,500 Deep Medicine Class A Shares being issued to the holders of such converting Deep Medicine Class B Shares;

●	“GAAP” means generally accepted accounting principles in the United States of America;

●	“Greentree” means Greentree Financial Group Inc., a Florida corporation and an affiliate of the Sponsor;

●	“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended;

●	“Initial Merger Agreement” means that certain Agreement and Plan of Merger, dated as of March 31, 2023 (as amended and restated by the Amended and Restated Merger Agreement on July 21, 2023), by and among Deep Medicine, Merger Sub, Purchaser Representative, Seller Representative and TruGolf;

●	“Insiders” means the Sponsor and the officers and directors of Deep Medicine (and their affiliates);

●	“I-Bankers” means I-Bankers Securities, Inc.

●	“IPO Underwriters” means I-Bankers, Dawson James Securities, Inc. and Ingalls & Snyder LLC, the underwriters in Deep Medicine’s IPO;

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●	“Material Adverse Effect” means, with respect to any specified person, any fact, event, occurrence, change or effect that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect upon (a) the business, assets, liabilities, results of operations, prospects or condition (financial or otherwise) of such person and its subsidiaries, taken as a whole, or (b) the ability of such person or any of its subsidiaries on a timely basis to consummate the transactions contemplated by the Merger Agreement or the Ancillary Documents to which it is a party or bound or to perform its obligations hereunder or thereunder; provided, however, that for purposes of clause (a) above, any changes or effects directly or indirectly attributable to, resulting from, relating to or arising out of the following (by themselves or when aggregated with any other, changes or effects) shall not be deemed to be, constitute, or be taken into account when determining whether there has or may, would or could have occurred a Material Adverse Effect: (i) general changes in the financial or securities markets or general economic or political conditions in the country or region in which such person or any of its subsidiaries do business; (ii) changes, conditions or effects that generally affect the industries in which such person or any of its subsidiaries principally operate; (iii) changes in applicable law or GAAP or other applicable accounting principles or mandatory changes in the regulatory accounting requirements applicable to any industry in which such person and its subsidiaries principally operate; (iv) conditions caused by acts of God, terrorism, war (whether or not declared) or natural disaster or pandemic; (v) any failure in and of itself by such person and its subsidiaries to meet any internal or published budgets, projections, forecasts or predictions of financial performance for any period (provided that the underlying cause of any such failure may be considered in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur to the extent not excluded by another exception herein) and (vi), with respect to Deep Medicine, the consummation and effects of the Redemption (as defined in the Merger Agreement) (or any redemption in connection with the Extension (as defined in the Merger Agreement)); provided further, however, that any event, occurrence, fact, condition, or change referred to in clauses (i) — (iv) immediately above shall be taken into account in determining whether a Material Adverse Effect has occurred or could reasonably be expected to occur to the extent that such event, occurrence, fact, condition, or change has a disproportionate effect on such person or any of its subsidiaries compared to other participants in the industries in which such person or any of its subsidiaries primarily conducts its businesses. Notwithstanding the foregoing, with respect to Deep Medicine, the amount of the Redemption (or any redemption in connection with the Extension, if any) or the failure to obtain the Deep Medicine Stockholder Approval shall not be deemed to be a Material Adverse Effect on or with respect to Deep Medicine;

●	“Merger Agreement” means that certain Amended and Restated Agreement and Plan of Merger, dated as of July 21, 2023 (as may be amended and/or restated from time to time), by and among Deep Medicine, Merger Sub, Purchaser Representative, Seller Representative and TruGolf. A copy of the Merger Agreement is attached to this proxy statement/prospectus as Annex B;

●	“Merger Sub” means DMAC Merger Sub Inc., a Nevada corporation and wholly-owned subsidiary of Deep Medicine;

●	“Minimum Cash Condition” means the condition that upon the Closing, Deep Medicine shall have cash and cash equivalents, including (i) funds remaining in the Trust Account (after giving effect to the completion and payment of the Redemption) and (ii) the proceeds from any PIPE Investment, equal to at least Ten Million U.S. Dollars ($10,000,000), after payment of amounts owed to the Sponsor and its affiliates but prior to payment of transaction expenses in an aggregate amount not to exceed One Million Six Hundred Thousand dollars ($1,600,000). For the avoidance of doubt, the cash proceeds of any convertible notes of Deep Medicine and the proceeds of any forward purchase agreement shall count towards meeting the minimum cash condition;

●	“Nasdaq” means The Nasdaq Stock Market LLC;

●	“New TruGolf” means TruGolf, Inc. (formerly Deep Medicine Acquisition Corp.) after giving effect to the Merger;

●	“New TruGolf Board” means the board of directors of New TruGolf following the Business Combination;

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●	“New TruGolf Charter” or “Proposed Charter” means the second amended and restated certificate of incorporation of New TruGolf to be adopted at the Closing, a copy of which is attached to this proxy statement/prospectus as Annex C;

●	“New TruGolf Common Stock” means New TruGolf’s common stock, par value $0.0001 per share;

●	“Private Placement Units” means the 519,500 units at a price of $10.00 per unit issued to the Sponsor and I-Bankers in a private placement simultaneously with the closing of the IPO;

●	“Proposed Bylaws” means the amended and restated bylaws of New TruGolf to be adopted at the Closing, a copy of which is attached to this proxy statement/prospectus as Annex D;

●	“Public Shares” means the Deep Medicine Class A Shares sold as part of the units in the IPO (whether they were purchased in the IPO or thereafter in the open market);

●	“Redemption” means the right of the holders of Public Shares to redeem all or a portion of their Public Shares (in connection with the transactions contemplated by the Merger Agreement or otherwise) as set forth in Deep Medicine’s Existing Charter and bylaws;

●	“Representative Shares” means the 101,200 Deep Medicine Class A Shares issued to I-Bankers in connection with the IPO;

●	“Representative Warrants” means the warrants to purchase 632,500 Deep Medicine Class A Shares at an exercise price of $12.00 per share issued to I-Bankers in connection with the IPO;

●	“Required Proposals” means, collectively, the Business Combination Proposal, the Charter Proposal, the Equity Incentive Plan Proposal and the Director Election Proposal;

●	“SEC” means the U.S. Securities and Exchange Commission;

●	“Second Sponsor Affiliate Note” are to the promissory note in an aggregate principal amount of $300,000 we issued to an affiliate of the sponsor in connection with the Second Extension;

●	“Sponsor Affiliate Notes” are to First Sponsor Affiliate Notes and the Second Sponsor Affiliate Note;

●	“Securities Act” means the U.S. Securities Act of 1933, as amended;

●	“Special Meeting” means the special meeting of Deep Medicine stockholders to be held in connection with the Business Combination and at which Deep Medicine’s stockholders will be asked to consider and vote upon, among other matters, a proposal to adopt and approve the Merger Agreement and the transactions contemplated thereby;

●	“Sponsor” means Bright Vision Sponsor LLC, a Delaware limited liability company;

●	“Third Extension Meeting” means the special meeting of Deep Medicine stockholders, held on July 13, 2023 for the stockholder vote relating to the extension of the period in which Deep Medicine must complete its initial business combination from July 29, 2023 to January 29, 2024;

●	“TruGolf Stock” means all shares of TruGolf common stock prior to the consummation of the Business Combination.

●	“Trust Account” means the trust account that holds a portion of the proceeds of the IPO and the concurrent sale of the Private Placement Units.

Unless specified otherwise, amounts in this proxy statement/prospectus are presented in United States (“U.S.”) dollars.

Beneficial ownership throughout this proxy statement/prospectus is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if such person possesses sole or shared voting or investment power over that security, including options and warrants and other convertible securities that are currently exercisable or exercisable within 60 days.

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MARKET AND INDUSTRY DATA

This proxy statement/prospectus includes market and industry data and forecasts that Deep Medicine has derived from independent consultant reports, publicly available information, various industry publications, other published industry sources and Deep Medicine’s internal data and estimates. Independent consultant reports, industry publications and other published industry sources generally indicate that the information contained therein was obtained from sources believed to be reliable.

In addition, some market data and statistical information are also based on TruGolf’s good faith estimates, which are derived from TruGolf management’s knowledge of its industry and such independent sources referred to above. Certain market, ranking and industry data included elsewhere in this proxy statement/prospectus, including the size of TruGolf’s total addressable market and TruGolf’s size or position and the positions of TruGolf’s competitors within these markets, are based on estimates of TruGolf management. These estimates have been derived from TruGolf management’s knowledge and experience in the markets in which it operates, as well as information obtained from surveys, reports by market research firms, TruGolf’s customers, distributors, suppliers, trade and business organizations and other contacts in the markets in which TruGolf operates and have not been verified by independent sources. References herein to TruGolf being a leader in a market or product category refer to TruGolf’s belief that it is building one of the world’s leading data intelligence companies, unless the context otherwise requires. In addition, the discussion herein regarding TruGolf’s various end markets is based on how TruGolf defines the end markets for its products, which products may be either part of larger overall end markets or end markets that include other types of products and services.

TruGolf’s internal data and estimates are based upon information obtained from trade and business organizations and other contacts in the markets in which TruGolf operates and TruGolf management’s understanding of industry conditions. Although TruGolf believes that such information is reliable, TruGolf has not had this information verified by any independent sources. The estimates and market and industry information provided in this proxy statement/prospectus are subject to change based on various factors, including those described in the section entitled “Risk Factors — Risks Related to TruGolf’s Business and Industry and New TruGolf Following the Business Combination” and elsewhere in this proxy statement/prospectus.

TRADEMARKS AND SERVICE MARKS

TruGolf believes it owns or has rights to trademarks, service marks or trade names that it uses in connection with the operation of its business. In addition, TruGolf’s names, logos and domain names are its service marks or trademarks. TruGolf does not intend its use or display of other companies’ trademarks, service marks or trade names to imply a relationship with, or endorsement or sponsorship of TruGolf by, any other companies.

Solely for convenience, the trademarks, service marks and trade names referred to in this proxy statement/prospectus are used without the ® and ™ symbols, but such references are not intended to indicate, in any way, that TruGolf will not assert, to the fullest extent under applicable law, its rights or the rights of the applicable licensors to these trademarks, service marks, and trade names. All trademarks, service marks and trade names appearing in this proxy statement/prospectus are the property of their respective owners.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus contains forward-looking statements. These forward-looking statements include, but are not limited to, statements that relate to expectations regarding future financial performance, business strategies or expectations for Deep Medicine’s business, and the timing and Deep Medicine’s ability to complete the Business Combination. Forward-looking statements can often be identified by the use of words such as “anticipate,” “appear,” “approximate,” “believe,” “continue,” “could,” “estimate,” “expect,” “foresee,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “seek,” “should,” “would” or similar expressions or the negative thereof. Specifically, forward-looking statements may include statements relating to:

●	Deep Medicine’s ability to consummate the Business Combination;

●	the expected benefits of the Business Combination;

●	the future financial and operational performance of, and anticipated financial impact on, New TruGolf following the Business Combination; and

●	New TruGolf’s expansion plans and opportunities.

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These forward-looking statements are based on information available as of the date of this proxy statement/prospectus and Deep Medicine and TruGolf managements’ current expectations, forecasts and assumptions, and involve a number of judgments, known and unknown risks and uncertainties and other factors, many of which are outside the control of Deep Medicine, TruGolf and their respective directors, officers and affiliates. Accordingly, forward-looking statements should not be relied upon as representing Deep Medicine’s or TruGolf’s views as of any subsequent date. Deep Medicine and TruGolf do not undertake any obligation to update, add or to otherwise correct any forward-looking statements contained herein to reflect events or circumstances after the date they were made, whether as a result of new information, future events, inaccuracies that become apparent after the date hereof or otherwise, except as may be required under applicable securities laws.

Deep Medicine stockholders should not place undue reliance on these forward-looking statements in deciding how to vote (or instruct the voting of) their shares in connection with the Business Combination. As a result of a number of known and unknown risks and uncertainties, our actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include:

●	the occurrence of any event, change or other circumstances that could delay the Business Combination or give rise to the termination of the Merger Agreement;

●	the outcome of any legal proceedings that may be instituted against Deep Medicine following announcement of the proposed Business Combination;

●	the inability to complete the Business Combination due to the failure to obtain approval of the Deep Medicine stockholders or to satisfy other conditions to the Closing in the Merger Agreement;

●	the ability to obtain or maintain the listing of the New TruGolf Common Stock on Nasdaq following the Business Combination;

●	the risk that the proposed Business Combination disrupts current plans and operations of TruGolf as a result of the announcement and consummation of the transactions described herein;

●	costs related to the Business Combination; and

●	other risks and uncertainties discussed elsewhere in this proxy statement/prospectus, including in the section entitled “Risk Factors.”

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

This summary highlights selected information from this proxy statement/prospectus, but does not contain all of the information that may be important to you. To better understand the proposals to be considered at the Special Meeting, including the Business Combination Proposal, we urge you to read this proxy statement/prospectus (including the Annexes) carefully, including the Annexes and accompanying financial statements of Deep Medicine and TruGolf. The Merger Agreement is the legal document that governs the Business Combination and the other transactions that will be undertaken in connection therewith. The Merger Agreement is attached hereto as Annex B and is also described in detail in this proxy statement/prospectus in the section entitled “The Business Combination Proposal — The Merger Agreement.” This proxy statement/prospectus also includes forward-looking statements that involve risks and uncertainties. See “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors.”

The Parties to the Business Combination

Deep Medicine

Deep Medicine is a blank check company incorporated as a corporation in Delaware on July 8, 2020 and formed for the purpose of effectuating a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.

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On October 29, 2021, Deep Medicine consummated its IPO of 12,650,000 units at $10.00 per unit, which included 1,650,000 Units issued pursuant to the full exercise by the IPO Underwriters of their over-allotment option, and the private sale of an aggregate of 519,500 units (the “Private Placement Units”) to the Sponsor and I-Bankers at a purchase price of $10.00 per Private Placement Unit, generating gross proceeds of $5,195,000, which closed simultaneously with the closing of the IPO.

Upon the closing of the IPO on October 29, 2021, Deep Medicine deposited $127,765,000 ($10.10 per Unit) from the proceeds of the IPO and certain proceeds of the sales of Private Placement Units in the trust account (“Trust Account”), located in the United States and invested only in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less or in any open-ended investment company that holds itself out as a money market fund selected by the Company meeting certain conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the completion of an initial business combination and (ii) the distribution of the funds held in the Trust Account, as described below.

Deep Medicine initially had until October 29, 2022 (the “Initial Combination Period”) to complete an initial business combination. On October 19, 2022, an aggregate of $1,265,000 was deposited into the Trust Account to extend the time to consummate an initial business combination from October 29, 2022 to January 29, 2023 (the “First Extension”).

On December 23, 2022, Deep Medicine held a special meeting of stockholders in lieu of an annual meeting of stockholders (the “Second Extension Meeting”). At the Second Extension Meeting, Deep Medicine’s stockholders approved an amendment to the Company’s Second Amended and Restated Certificate of Incorporation (the “Charter Amendment”) to (i) extend the date by which Deep Medicine must consummate its initial business combination from January 29, 2023 to July 29, 2023, or such earlier date as determined by Deep Medicine’s board of directors and (ii) provide for the right of a holder of Deep Medicine Class B Shares to convert such shares into Deep Medicine Class A Shares on a one-for-one basis prior to the closing of an initial business combination. Subsequently, the Charter Amendment was filed with the Secretary of State of the State of Delaware and stockholders holding all of the issued and outstanding Deep Medicine Class B Shares elected to convert their Deep Medicine Class B Shares into Deep Medicine Class A Shares on a one-for-one basis. The date by which Deep Medicine is required to consummate an initial business combination was extended to July 29, 2023, provided that an additional amount of $50,000 is deposited into the Trust Account for each month following January 29, 2023.

In addition, in connection with the Second Extension Meeting 3,162,500 Deep Medicine Class B Shares were cancelled, and 3,162,500 Deep Medicine Class A Shares were issued to such converting Class B stockholders. The 3,162,500 Deep Medicine Class A Shares issued pursuant to the conversion are subject to the same restrictions applicable to the Deep Medicine Class B Shares before the conversion, including, among other things, certain transfer restrictions, waiver of redemption rights and the obligation to vote in favor of an initial Business Combination as described in the prospectus for the IPO. Additionally, stockholders holding 11,819,790 Public Shares exercised their right to redeem such shares for a pro rata portion of the funds in the Trust Account. As a result, $121,034,650 (approximately $10.24 per share) was removed from the Trust Account to pay such holders. Following redemptions, Deep Medicine had 830,210 Public Shares outstanding.

On July 13, 2023, Deep Medicine held the Third Extension Meeting of Deep Medicine’s stockholders, at which Deep Medicine’s stockholders approved the Charter Amendment to extend the date by which Deep Medicine must consummate its initial business combination from July 29, 2023 to January 29, 2024, or such earlier date as determined by Deep Medicine’s board of directors. Deep Medicine’s stockholders holding 255,446 Public Shares exercised their right to redeem such shares for a pro rata portion of the funds in Deep Medicine’s trust account. As a result, approximately $2,914,230 (approximately $11.41 per share) was removed from Deep Medicine’s trust account to pay such holders. Following redemptions, Deep Medicine had 4,357,964 Deep Medicine Class A Shares issued and outstanding, including 574,764 Public Shares.

Deep Medicine’s securities are listed on the Nasdaq. As of December 2, 2021, the Public Units ceased trading, and the Deep Medicine Class A Shares and the Public Rights commenced trading separately. The mailing address of Deep Medicine’s principal executive office is 595 Madison Avenue, 12th Floor, New York, NY 10017. Following the Business Combination, Deep Medicine will change its name to “TruGolf, Inc.” New TruGolf will apply for the listing of its Class A common stock on Nasdaq under the proposed symbol “TRUG”. New TruGolf will not have units traded following the consummation of the Business Combination. There is no assurance that New TruGolf will be able to satisfy Nasdaq listing criteria necessary for listing or will be able to continue to satisfy such criteria following the consummation of the Business Combination.

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Merger Sub

Merger Sub was formed as a corporation under the laws of the State of Nevada on March 24, 2023 and is currently a wholly-owned subsidiary of Deep Medicine. Merger Sub was formed for the purpose of effectuating the Merger described herein and it has not conducted any activities other than those incidental to its formation and the transactions contemplated by the Merger Agreement. TruGolf will be the surviving entity in the Merger, as contemplated by the Merger Agreement and described herein.

The mailing address of the principal executive office of the Merger Sub is 595 Madison Avenue, 12th Floor, New York, NY 10017 and its telephone number is (917) 289-2776.

TruGolf

TruGolf is among the leading golf simulator manufacturers and distributors of golf simulator equipment, including software and hardware, and is in the process of developing a new line of next-generation golf simulator products that aims to revolutionize the virtual golf experience.

The primary business of TruGolf, is the manufacturing and sale of indoor golf simulator hardware under its TruGolf brand, which includes TruGolf’s ‘E6 Connect’ premier software, as well as selling its E6 Connect software individually. In the future, TruGolf also hopes to franchise indoor golf simulation facilities, create a “Virtual Golf Association” of online players, and leverage its access to swing data, each as discussed in greater detail below. TruGolf, Inc’s principal executive office is located at 60 North 1400 West Centerville, Utah 84014, and its telephone number is (866) 824-6672.

The Business Combination

The terms and conditions of the Business Combination are contained in the Merger Agreement. A copy of the Merger Agreement is attached as Annex B to this proxy statement/prospectus. We encourage you to read the Merger Agreement carefully, as it is the legal document that governs the Business Combination.

Upon the terms and subject to the conditions of the Merger Agreement, in accordance with the DGCL and the NRS, Merger Sub will merge with and into TruGolf, with TruGolf surviving the merger as a wholly-owned subsidiary of Deep Medicine (the “Merger”). In connection with the Merger, Deep Medicine will change its corporate name to “TruGolf, Inc.”

Business Combination Consideration

At the Effective Time, (i) each share of TruGolf Class A Common Stock outstanding as of immediately prior to the Effective Time will be converted into a right to receive a number of Deep Medicine Class A Shares, (ii) each share of TruGolf Class B Common Stock outstanding as of immediately prior to the Effective Time will be converted into a right to receive a number of Deep Medicine Class B Shares, equal to such shares respective pro rata share of the Merger Consideration, determined on the basis of a conversion ratio (the “Conversion Ratio”) derived from an implied equity value for TruGolf equal to $80,000,000, subject to adjustments for TruGolf’s closing debt, net of cash and unpaid transaction expenses (the “Merger Consideration”) and (iii) each outstanding option to acquire shares of TruGolf common stock (whether vested or unvested) (the “Assumed Options”) will be assumed by Deep Medicine and automatically converted into an option to acquire shares of Deep Medicine common stock, with its price and number of shares equitably adjusted based on the Conversion Ratio. The Merger Consideration to be paid to TruGolf Stockholders will be paid solely by the delivery of new shares of Deep Medicine Common Stock, with each valued at $10 per share (the “Purchaser Share Price”). The Merger Consideration will be subject to a post-Closing true up 90 days after the Closing. The aggregate number of Deep Medicine Common Stock issued to the TruGolf Stockholder and option holders is equal to the Merger Consideration divided by the Purchase Share Price of $10 per share. The Merger Consideration will be allocated among TruGolf Stockholders, pro rata amongst them based on the number of shares of TruGolf common stock owned by such stockholder. Such consideration otherwise payable to TruGolf Stockholders is subject to reduction for purchase price adjustments. As of the date of this proxy statement/prospectus, the Conversion Ratio was approximately 0.001548.

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In addition to the base Merger Consideration issued at the Closing, as set forth above, the TruGolf Stockholders will also have a contingent right to receive up to an aggregate of an additional 4.5 million Deep Medicine Class A Shares (the “Earnout Shares”), as additional consideration, with each share valued at the Purchaser Share Price during the three (3) year period following the Closing (the “Earnout Period”). The Earnout Shares shall be earned, based on the combined company meeting criteria relating to (i) consolidated gross revenue, (ii) VWAP (as defined below) of Deep Medicine Class A Shares, or (iii) number of qualified franchise locations opened. The Earnout Shares shall be allocated into three tranches consisting of a first tranche of 1,000,000 Earnout Shares (the “First Tranche”), a second tranche of 1,500,000 Earnout Shares (the “Second Tranche”), and third tranche of 2,000,000 Earnout Shares (the “Third Tranche”). The Earnout Shares will be earned as set forth below:

(a)	The First Tranche will be earned as follows:

(i) in the event that the consolidated gross revenue of Deep Medicine and its subsidiaries (the “Gross Revenues”) for 2024 equals or exceeds Thirty Million Dollars ($30,000,000) but is less than Forty Two Million Dollars ($42,000,000), then the TruGolf Stockholders shall be entitled to receive 50% of the First Tranche or (y) in the event that the Gross Revenues for 2024 equals or exceeds Forty Two Million Dollars ($42,000,000), then the TruGolf Stockholders shall be entitled to receive 100% of the First Tranche; or (ii) in the event that the dollar volume-weighted average price (“VWAP”) of the Deep Medicine Class A Shares is at least $13.00 per share for at least twenty (20) out of thirty (30) trading days in the specified period, then the TruGolf Stockholders shall be entitled to receive 100% of the First Tranche or, in the event that ten (10) or more Qualified Franchise Locations (as defined in the Merger Agreement) are opened prior to the end of the calendar year 2024, then the TruGolf Stockholders shall be entitled to receive 100% of the First Tranche.

(b)	The Second Tranche will be earned as follows:

(i) in the event that the Gross Revenues for 2025 equals or exceeds Fifty Million Dollars ($50,000,000) but is less than Sixty Five Million Dollars ($65,000,000), then the TruGolf Stockholders shall be entitled to receive 50% of the Second Tranche or (y) in the event that the Gross Revenues for 2025 equals or exceeds Sixty Five Million Dollars ($65,000,000), then the TruGolf Stockholders shall be entitled to receive 100% of the Second Tranche; or (ii) in the event that the VWAP of Deep Medicine Class A Shares is at least $15.00 per share for at least twenty (20) out of thirty (30) trading days in the specified period, then the TruGolf Stockholders shall be entitled to receive 100% of the Second Tranche or , in the event that thirty (30) or more Qualified Franchise Locations are opened prior to the end of the calendar year 2025, then the TruGolf Stockholders shall be entitled to receive 100% of the Second Tranche.

(c)	The Third Tranche will be earned as follows:

(i) in the event that the Gross Revenues for 2026 equals or exceeds Eighty Million Dollars ($80,000,000) but is less than One Hundred Million Dollars ($100,000,000), then the TruGolf Stockholders shall be entitled to receive 50% of the Third Tranche or (y) in the event that the Gross Revenues for 2026 equals or exceeds One Hundred Million Dollars ($100,000,000), then the TruGolf Stockholders shall be entitled to receive 100% of the Third Tranche; or (ii) in the event that the VWAP of Deep Medicine Class A Shares is at least $17.00 per share for at least twenty (20) out of thirty (30) trading days in the specified period, then the TruGolf Stockholders shall be entitled to receive 100% of the Third Tranche or, in the event that fifty (50) or more Qualified Franchise Locations are opened prior to the end of the calendar year 2026, then the TruGolf Stockholders shall be entitled to receive 100% of the Third Tranche.

Organizational Structure

The following diagram depicts the current organizational structure of Deep Medicine, including voting and economic power.

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For more information about the ownership interests of the Insiders, including the Sponsor, prior to the Merger, see the section entitled “Beneficial Ownership of Securities”

The following diagram depicts the current organizational structure of New TruGolf.

The following diagram depicts the organizational structure of New TruGolf immediately upon completion of the Business Combination (assuming no redemptions by Deep Medicine stockholders).

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Upon the consummation of the Business Combination the ownership of New TruGolf will be as set forth in the tables below pursuant to the redemption scenarios under which (i) no additional Public Shares are redeemed and (ii) the maximum contractual number of Public Shares are redeemed:

Assuming No Redemption	Assuming Maximum Contractual Redemption
The equity holders of TruGolf will own 8,000,000 shares of New TruGolf Common Stock, representing approximately 56.9% of the total shares outstanding.	The equity holders of TruGolf will own 8,000,000 shares of New TruGolf Common Stock, representing approximately 58.0% of the total shares outstanding.

Deep Medicine’s public stockholders will own 1,839,764 shares of New TruGolf Common Stock, representing approximately 13.1% of the total shares outstanding.	Deep Medicine’s public stockholders will own 1,559,960 shares of New TruGolf Common Stock, representing approximately 11.3% of the total shares outstanding.

The Sponsor and Deep Medicine’s directors and officers and their affiliates will own 3,609,650 shares of New TruGolf Common Stock, representing approximately 25.6% of the total shares outstanding.	The Sponsor and Deep Medicine’s directors and officers and their affiliates will own 3,609,650 shares of New TruGolf Common Stock, representing approximately 26.2% of the total shares outstanding.

I-Bankers will own 613,591 shares of New TruGolf Common Stock, representing approximately 4.4% of the total shares outstanding.	I-Bankers will own 613,591 shares of New TruGolf Common Stock, representing approximately 4.5% of the total shares outstanding.

The number of shares and percentage interests set forth above are based on scenarios under which (i) no additional Public Shares are redeemed and (ii) the maximum contractual number of Public Shares are redeemed. This maximum contractual redemption scenario assumes that 279,804 of Deep Medicine’s Public Shares subject to redemption are redeemed for an aggregate payment of approximately $3.2 million (based on a redemption price of approximately $11.41 per share, based on the amount in the Trust Account as of July 13, 2023), which is the maximum permitted amount of redemptions while still satisfying the conditions to the consummation of the Business Combination in the Merger Agreement. For an illustration of the number of shares and percentage interests outstanding under scenarios that assume redemptions under different redemption scenarios of the Public Shares, see the section entitled “— Equity Ownership Upon Closing.”

Conditions to Closing of the Business Combination

Conditions to Each Party’s Obligations

The respective obligations of each party to the Merger Agreement to consummate the transactions contemplated by the Merger are subject to the satisfaction or, if permitted by applicable law, waiver by the party whose benefit such condition exists of the following conditions:

●	the Deep Medicine Stockholder Approval being obtained;

●	the TruGolf Stockholder Approval being obtained;

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●	any waiting period (and any extension thereof) applicable to the consummation of the Merger Agreement under any antitrust laws shall have expired or been terminated;

●	the receipt of all consents required to be obtained from or made with any governmental authority in order to consummate the Business Combination;

●	no governmental authority having enacted, issued, promulgated, enforced or entered any law (whether temporary, preliminary or permanent) or order that is then in effect and which has the effect of making the Business Combination or agreements contemplated by the Merger Agreement illegal or which otherwise prevents or prohibits consummation of the Business Combination;

●	upon the Closing, Deep Medicine having cash and cash equivalents, including (i) funds remaining in the Trust Account (after giving effect to the completion and payment of the Redemption) and (ii) the proceeds from any PIPE Investment, equal to at least Ten Million U.S. Dollars ($10,000,000), after payment of amounts owed to the Sponsor and its affiliates but prior to payment of transaction expenses in an aggregate amount not to exceed One Million Six Hundred Thousand dollars ($1,600,000). For the avoidance of doubt, the cash proceeds of any convertible notes of Deep Medicine and the proceeds of any forward purchase agreement shall count towards meeting the minimum cash condition;

●	the members of the New TruGolf Board having been elected or appointed as of the Closing consistent with the requirements of the Merger Agreement; and

●	the Registration Statement of which this proxy statement/prospectus forms a part having been declared effective by the SEC.

Other Conditions to the Obligations of TruGolf. The obligations of TruGolf to consummate the transactions contemplated by the Merger Agreement are subject to the satisfaction or waiver by TruGolf of the following additional conditions:

●	the representations and warranties provided by Deep Medicine being true and correct as of the Closing Date, as though made on and as of the Closing Date (or, if given as of an earlier date, as of such earlier date), except for any failures to be true and correct that (without giving effect to any qualifications as to materiality or Material Adverse Effect), individually or in the aggregate have not had and would not reasonably be expected to have a Material Adverse Effect on, or with respect to Deep Medicine;

●	Deep Medicine having performed and complied in all material respects with the covenants and agreements required to be performed or complied with by Deep Medicine under the Merger Agreement;

●	no Material Adverse Effect having occurred with respect to Deep Medicine from the date of the execution of the Merger Agreement which is continuing and uncured;

●	TruGolf having received a copy of the Proposed Charter, certified by the Secretary of State of the State of Delaware;

●	TruGolf having received a certificate executed by an authorized officer of Deep Medicine confirming that the conditions set forth in the first three bullet points of this section have been satisfied;

●	TruGolf having received a certificate executed by a secretary or other executive officer of Deep Medicine certifying as to certain documentation relating to Deep Medicine;

●	TruGolf having received a certificate of good standing certified as of a date no longer than 30 days prior to the Closing Date from the proper governmental authority of Deep Medicine’s jurisdiction of organization and from each other jurisdiction in which Deep Medicine is qualified to do business as a foreign entity as of the Closing, in each case to the extent that good standing certificates or similar documents are generally available in such jurisdictions; and

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●	TruGolf having received a copy of the Registration Rights Agreement in form and substance reasonably acceptable to Deep Medicine and TruGolf, duly executed by Deep Medicine and the Sponsor.

Other Conditions to the Obligations of the Deep Medicine Parties. The obligations of Deep Medicine and Merger Sub (collectively, the “Deep Medicine Parties”) to consummate the transactions contemplated by the Merger Agreement are subject to the satisfaction or, if permitted by applicable law, waiver by Deep Medicine (on behalf of itself and the other Deep Medicine Parties) of the following additional conditions:

●	the representations and warranties provided by TruGolf being true and correct as of the Closing Date, as though made on and as of the Closing Date (or, if given as of an earlier date, as of such earlier date), except for any failures to be true and correct that (without giving effect to any qualifications as to materiality or Material Adverse Effect), individually or in the aggregate have not had and would not reasonably be expected to have a Material Adverse Effect on, or with respect to TruGolf and its subsidiaries, taken as a whole;

●	TruGolf having performed and complied in all material respects with the covenants and agreements required to be performed or complied with by TruGolf under the Merger Agreement;

●	no Material Adverse Effect having occurred with respect to TruGolf taken as a whole from the date of the execution of the Merger Agreement which is continuing and uncured;

●	each Lock-Up Agreement and Non-Competition Agreement having been duly executed by the Significant TruGolf Holders and being in full force and effect in accordance with the terms thereof as of the Closing;

●	Deep Medicine having received a certificate executed by an authorized officer of TruGolf confirming that the conditions set forth in the first three bullet points in this section have been satisfied;

●	Deep Medicine having received a certificate executed by a secretary or other executive officer of TruGolf certifying as to certain documentation relating to TruGolf;

●	Deep Medicine having received a copy of TruGolf’s charter, as in effect as of immediately prior to the Effective Time, certified by the Secretary of State of the State of Nevada as of a date no more than ten (10) Business Days prior to the Closing Date;

●	Deep Medicine having received new employment agreements for certain specified persons, in each case effective as of the Closing, in form and substance reasonably acceptable to TruGolf and Deep Medicine, each such employment agreement duly executed by the parties thereto;

●	the exchange agent having received from each TruGolf Stockholder the Transmittal Documents (as defined in the Merger Agreement), each in form reasonably acceptable for transfer on the books of TruGolf;

●	Deep Medicine having received evidence reasonably acceptable to Deep Medicine that TruGolf shall have terminated, extinguished and cancelled in full any outstanding options, warrants or rights to subscribe for or purchase any capital stock of TruGolf or securities convertible into or exchangeable for, or that otherwise confer on the holder any right to acquire any capital stock of the Company or commitments therefor (with the exception of the Assumed Options);

●	Deep Medicine having received evidence reasonably acceptable to Deep Medicine that the certain contacts have been terminated with no further obligation or liability of TruGolf thereunder; and

●	Deep Medicine having received a certificate of good standing certified as of a date no longer than 30 days prior to the Closing Date from the proper governmental authority of TruGolf’s jurisdiction of organization and from each other jurisdiction in which TruGolf is qualified to do business as a foreign entity as of the Closing, in each case to the extent that good standing certificates or similar documents are generally available in such jurisdictions.

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Covenants of the Parties

Each party agreed in the Merger Agreement to use its commercially reasonable efforts to effect the Closing. The Merger Agreement also contains certain customary covenants by each of the parties during the period between the signing of the Merger Agreement and the earlier of the Closing or the termination of the Merger Agreement in accordance with its terms (the “Interim Period”), including (1) the provision of access to their properties, books and personnel; (2) the operation of their respective businesses in the ordinary course of business; (3) provision of financial statements by TruGolf; (4) Deep Medicine’s public filings; (5) no insider trading; (6) notifications of certain breaches, consent requirements or other matters; (7) efforts to consummate the Closing and obtain third party and regulatory approvals; (8) tax matters; (9) further assurances; (10) public announcements; and (11) confidentiality. Each party also agreed during the Interim Period not to solicit or enter into any inquiry, proposal or offer, or any indication of interest in making an offer or proposal for an alternative competing transactions, to notify the others as promptly as practicable in writing of the receipt of any inquiries, proposals or offers, requests for information or requests relating to an alternative competing transaction or any requests for non-public information relating to such transaction, and to keep the others informed of the status of any such inquiries, proposals, offers or requests for information. There are also certain customary post-Closing covenants regarding (1) tax matters; (2) maintenance of books and records; (3) indemnification of directors and officers; and (4) use of trust account proceeds.

The Merger Agreement and the consummation of the transactions contemplated thereby requires the approval of both Deep Medicine’s stockholders and TruGolf’s stockholders. Deep Medicine agreed, as promptly as practicable after the date of the Merger Agreement, to prepare, with reasonable assistance from TruGolf, and file with the SEC, a proxy statement/prospectus for the purpose of soliciting proxies from the stockholders of Deep Medicine to approve the Merger Agreement, the transactions contemplated thereby and related matters at a special meeting of Deep Medicine’s stockholders and providing such stockholders an opportunity to participate in the Redemption. TruGolf also agreed in the Merger Agreement to call a meeting of its stockholders and use its reasonable best efforts to solicit from TruGolf Stockholders proxies in favor of the Merger Agreement and the Business Combination and certain related matters, and to take all other actions necessary or advisable to secure such approvals, including enforcing the Voting Agreement (as described below).

The parties also agreed to take all necessary action, so that effective at the Closing, the board of directors of Deep Medicine (the “New TruGolf Board”) will consist of seven individuals, four of whom shall be independent directors in accordance with Nasdaq requirements. Four of the members of the New TruGolf Board will be individuals (at least one of whom shall be an independent director) designated by TruGolf prior to the Closing and three of the members of the New TruGolf Board (all of whom shall be independent directors) will be mutually agreed on by Deep Medicine and TruGolf prior to the Closing. At or prior to Closing, Deep Medicine will provide each of its director designees with a customary director indemnification agreement, in form and substance reasonably acceptable to such director. The parties also agreed to take all action necessary including causing Deep Medicine’s executive officers to resign, so that the individuals serving as the chief executive officer and chief financial officer, respectively, of Deep Medicine immediately after the Closing will be the same individuals as that of TruGolf immediately prior to the Closing.

During the Interim Period, Deep Medicine, may but is not required to, seek to enter into and consummate subscription agreements with investors relating to a private equity investment and/or backstop arrangements in connection with the Business Combination (the “PIPE Investment”), and if so, TruGolf agreed to cooperate in connection with such PIPE Investment and use its commercially reasonable efforts to cause such PIPE Investment to occur, including having TruGolf’s senior management participate in any investor meetings and roadshows as reasonably requested by Deep Medicine.

The parties agreed that Deep Medicine shall adopt an equity incentive plan which will provide for awards for a number of shares of Deep Medicine common stock equal to ten percent (10%) of the aggregate number of shares of Deep Medicine common stock issued and outstanding immediately after the closing.

TruGolf agreed to form a special committee of its board of directors (the “TruGolf Special Committee”), which shall negotiate with the TruGolf founders to (i) make one or more amendments to the TruGolf Certificate of Incorporation, to create and authorize the creation of shares of high vote TruGolf Class B common stock, and (ii) effect an exchange of the shares of TruGolf Class A common stock held by each of the TruGolf founders (or their respective Affiliates) for an equal number of shares of high vote TruGolf Class B common stock for such consideration as agreed by the TruGolf Special Committee, which amendments would become effective immediately prior to the Effective Time, subject to the approval of the TruGolf stockholders.

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Termination

The Merger Agreement may be terminated under certain customary and limited circumstances at any time prior to the Closing, including, among others, the following:

●	By mutual written consent of Deep Medicine and TruGolf;

●	by either Deep Medicine or TruGolf if any of the conditions to Closing have not been satisfied or waived by January 29, 2024 (the “Outside Date”), provided that Deep Medicine shall have the right to extend the Outside Date if it obtains an extension of the deadline by which it must complete its business combination (an “Extension”) for an additional period the shortest of (i) three months, (ii) the period ending on the last day for Deep Medicine to consummate a business combination after such Extension and (iii) such period as determined by Deep Medicine;

●	by either Deep Medicine or TruGolf if a governmental authority of competent jurisdiction shall have issued an order or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the Merger Agreement, and such order or other action has become final and non-appealable;

●	by either Deep Medicine or TruGolf of the other party’s uncured breach (subject to certain materiality qualifiers);

●	by Deep Medicine if there has been an event after the signing of the Merger Agreement that has had a Material Adverse Effect on TruGolf and its subsidiaries taken as a whole that is continuing and uncured;

●	by either Deep Medicine or TruGolf if the Special Meeting is held and the Deep Medicine Stockholder Approval is not received; and

●	by either Deep Medicine or TruGolf if a special meeting of TruGolf stockholders is held and the TruGolf Stockholder Approval is not received;

Material U.S. Federal Income Tax Consequences to Deep Medicine Stockholders

For a discussion of the material U.S. federal income tax considerations for holders of Deep Medicine Class A Shares with respect to the Business Combination and the exercise of their redemption rights, see the section of this proxy statement/prospectus entitled “Material U.S. Federal Income Tax Considerations” for additional information. The consequences of the Business Combination and/or a redemption to any particular stockholder will depend on that stockholder’s particular facts and circumstances. Accordingly, you are urged to consult your tax advisor to determine your tax consequences from the exercise of your redemption rights, including the applicability and effect of U.S. federal, state, local and non-U.S. income and other tax laws in light of your particular circumstances.

Related Agreements

This section describes the material provisions of certain additional agreements entered into or to be entered into pursuant to the Merger Agreement (the “Related Agreements”) but does not purport to describe all of the terms thereof or include all of the additional agreements entered into or to be entered into pursuant to the Merger Agreement. The following summary is qualified in its entirety by reference to the complete text of each of the Related Agreements, certain of which are filed as exhibits to the registration statement of which this proxy statement/prospectus forms a part. Stockholders, warrant holders and other interested parties are urged to read such Related Agreements in their entirety.

TruGolf Voting and Support Agreement

In connection with the execution of the Merger Agreement, certain significant stockholders of TruGolf entered into voting agreements (each, a “Voting Agreement”) with Deep Medicine and TruGolf. Under the Voting Agreement, the TruGolf stockholders agreed to vote all of their shares of shares of TruGolf common stock (“TruGolf Stock”) in favor of the Merger Agreement and related transactions and to otherwise take certain other actions in support of the Merger Agreement and related transactions and the other matters submitted to TruGolf Stockholders for their approval, and provide a proxy to Deep Medicine to vote such TruGolf Stock accordingly. The Voting Agreement prevents transfers of the TruGolf Stock held by the TruGolf stockholder between the date of the Voting Agreement and the date of Closing, except for certain permitted transfers where the recipient also agrees to comply with the Voting Agreement.

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Sponsor Support Agreement

In connection with the execution of the Merger Agreement, TruGolf, Deep Medicine and the Sponsor entered into a Sponsor Support Agreement (the “Sponsor Support Agreement”), pursuant to which the Sponsor agreed to vote all of its shares of Deep Medicine Common Stock in favor of the Merger Agreement and the Business Combination. The Sponsor Support Agreement also prevents transfers of Deep Medicine securities held by the Sponsor between the date of the Sponsor Support Agreement and the termination of the Sponsor Support Agreement.

Lock-Up Agreements

In connection with the execution of the Merger Agreement, Deep Medicine and the Purchaser Representative entered into lock-up agreements with certain significant holders of TruGolf securities (the “Significant TruGolf Holders”) (the “Lock-Up Agreements”).

Pursuant to the Lock-Up Agreement, with respect to the shares received as Merger Consideration (the “Restricted Securities”), each Significant TruGolf Holder shall agree not to, during the period commencing from the Closing (A) with respect to fifty percent (50%) of the Restricted Securities, ending on the earliest of (x) the six (6) month anniversary of the Closing, (y) the date on which the closing sale price of the Deep Medicine’s common stock equals or exceeds $12.50 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any twenty (20) trading days within any thirty (30) trading day period commencing after the Closing, and (z) the date after the Closing on which the Deep Medicine consummates a liquidation, merger, share exchange or other similar transaction with an unaffiliated third party that results in all of the Deep Medicine’s stockholders having the right to exchange their shares of Deep Medicine common stock for cash, securities or other property (a “Subsequent Transaction”) and (B) with respect to the remaining fifty percent (50%) of the Restricted Securities, ending on the earlier of (x) the six (6) month anniversary of the Closing, and (y) a Subsequent Transaction: (i) lend, offer, pledge, hypothecate, encumber, donate, assign, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any Restricted Securities, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Restricted Securities, or (iii) publicly disclose the intention to do any of the foregoing.

Non-Competition and Non-Solicitation Agreements

In connection with execution of the Merger Agreement, certain stockholders and officers (each, a “Subject Party”) of TruGolf each entered into a non-competition and non-solicitation agreement with Deep Medicine and TruGolf (collectively, the “Non-Competition Agreement”). Under the Non-Competition Agreement, pursuant to which the Subject Party agrees not to compete with Deep Medicine, TruGolf and their respective affiliates during the two-year period following the Closing and, during such two year restricted period, not to solicit employees or customers of such entities. The Non-Competition Agreement also contains customary confidentiality and non-disparagement provisions.

The foregoing descriptions of the Related Agreements are qualified in their entirety by reference to the full text of the respective forms of the Related Agreements, copies of which are filed as exhibits to the registration statement of which this proxy statement/prospectus forms a part.

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Recommendation of the Deep Medicine Board to Deep Medicine Stockholders

The Deep Medicine Board has unanimously determined that the Business Combination, on the terms and conditions set forth in the Merger Agreement, is advisable and in the best interests of Deep Medicine and its stockholders and has directed that the proposals set forth in this proxy statement/prospectus be submitted to its stockholders for approval at the Special Meeting on the date and at the time and place set forth in this proxy statement/prospectus. The Deep Medicine Board unanimously recommends that Deep Medicine’s stockholders vote “FOR” the NTA Proposal, “FOR” the Business Combination Proposal, “FOR” the Charter Proposal, “FOR” the Governance Proposals, “FOR” the Equity Incentive Plan Proposal, “FOR” the election of the director nominees and “FOR” the Adjournment Proposal (if necessary). See the section of this proxy statement/prospectus entitled “— The Deep Medicine Board’s Reasons for the Approval of the Business Combination” for additional information.

The existence of financial and personal interests of one or more of Deep Medicine’s directors may result in a conflict of interest on the part of such director(s) between what they may believe is in the best interests of Deep Medicine and its stockholders and what they may believe is best for themselves in determining to recommend that stockholders vote for the proposals. See the section of this proxy statement/prospectus entitled “Proposal No. 2 — The Business Combination Proposal — Interests of Certain Persons in the Business Combination”.

The Deep Medicine Board’s Reasons for the Approval of the Business Combination

The Deep Medicine Board, in evaluating the Business Combination, consulted with Deep Medicine’s management and its financial, legal and other advisors. The Deep Medicine Board concluded that the potential benefits expected to be received by Deep Medicine and its stockholders as a result of the Business Combination outweighed the potentially negative factors and other risks associated with the Business Combination, as set forth below. In reaching its unanimous resolution (i) that the Business Combination was fair to and in the best interests of Deep Medicine and its stockholders, and that it was advisable for Deep Medicine to enter into the Merger Agreement and the Ancillary Documents to which Deep Medicine is or will be a party and to consummate the transactions contemplated thereby (including the Merger), (ii) to adopt and approve the execution, delivery and performance by Deep Medicine of the Merger Agreement, the Ancillary Documents to which Deep Medicine is or will be a party and the transactions contemplated thereby (including the Merger), (iii) to recommend that the Deep Medicine stockholders entitled to vote thereon vote in favor of each of the proposals, including the Business Combination Proposal, and (iv) to direct that each proposal, including the Business Combination Proposal, be submitted to the Deep Medicine stockholders for approval, the Deep Medicine Board considered a range of factors, including, but not limited to, the factors discussed below. In light of the number and wide variety of factors considered in connection with its evaluation of the Business Combination, the Deep Medicine Board did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors that it considered in reaching its determination and supporting its decision. The Deep Medicine Board viewed its decision as being based on all of the information available and the factors presented to and considered by it. In addition, individual directors may have given different weight to different factors. This explanation of the Deep Medicine Board’s reasons for the Business Combination and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Cautionary Note Regarding Forward-Looking Statements.”

The Deep Medicine Board considered a number of factors pertaining to TruGolf and the Business Combination as generally supporting its decision to enter into the Merger Agreement and the transactions contemplated thereby, including, but not limited to, the following material factors:

●	Growth Prospects. TruGolf is one of the leading indoor/simulation golf hardware and software providers, which the Deep Medicine Board believes is an attractive industry with strong growth prospects, particularly as use-cases and new applications continue to grow with data analytics and SaaS business models becoming increasingly attractive to customers, whether golf enthusiasts or beginners.

●	Strategic and Commercial Agreements. TruGolf has strong visibility of growth coming from existing customers as well as an established pipeline of strong retail customers and channel partners (resellers) to support new growth.

●	Transaction Proceeds. The Deep Medicine Board considered the fact that (i) the Business Combination is expected to provide up to $9 million of gross proceeds to TruGolf stockholders, assuming there are no redemptions by Deep Medicine’s public stockholders and (ii) such proceeds are expected to provide sufficient funding required for TruGolf’s continuing development through its growth phase and becoming earnings before interest, taxes, depreciation and amortization (“EBITDA”) positive in the next few years.

●	Customer Solution. TruGolf has developed a full suite of hardware products and software platform offerings that customers can use to improve their golf game and derive actionable intelligence from unique data points on their technique. This allows customers to optimize both for improving their scores and increasing their enjoyment of indoor golf

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●	Due Diligence. Prior to entering into the Merger Agreement, the Deep Medicine Board reviewed and discussed in detail the results of the due diligence examination of TruGolf conducted by Deep Medicine’s management team and Deep Medicine’s financial and legal advisors, which included a substantial number of virtual and in-person meetings among the management team and advisors of TruGolf regarding TruGolf’s business and business plan, operations, prospects and forecasts (including the assumptions and key variables underlying the TruGolf Financial Model (as defined below)), valuation analyses with respect to the Business Combination, review of significant contracts, customer reference calls, management interviews and reviewed other material matters, as well as general financial, technical, legal, regulatory and accounting due diligence.

●	Financial Condition. Prior to entering into the Merger Agreement, the Deep Medicine Board reviewed factors such as TruGolf’s historical financial results, outlook and business and financial plans, as well as the financial profiles of publicly traded companies in the golf and gaming technology industry, and certain relevant publicly available information with respect to companies that had raised private placements from venture capital and private equity funds in transactions similar to the Business Combination. In reviewing these factors, the Deep Medicine Board believed that TruGolf was well-positioned in its industry for strong potential future growth.

●	Software Product. TruGolf has very high-quality software that already has a large market in the industry and is not only being commercialized directly to end customers, but also, many of the other companies in that are hardware producers in the virtual golf market use TruGolf software inside their hardware. This provides TruGolf with a unique position in the market and strong pricing power.

●	Fairness Opinion. The opinion of Stanton Park Advisors LLC (“Stanton Park”), dated as of March 31, 2023, to the Deep Medicine Board to the effect that, as of that date and qualified by the assumptions, qualifications and limiting conditions therein, the consideration to be paid by Deep Medicine in the Business Combination is fair, from a financial point of view, to Deep Medicine, as opposed to only those stockholders unaffiliated with the Sponsor or its affiliates, as more fully described below in the section of this proxy statement/prospectus entitled “Proposal No. 2: The Business Combination Proposal — Opinion of Stanton Park, the Deep Medicine Board’s Financial Advisor.”

●	Reasonableness of Consideration. Following a review of the financial data provided to Deep Medicine, including the TruGolf Financial Model, and the due diligence of TruGolf’s business conducted by Deep Medicine’s management and Deep Medicine’s advisors, and taking into account the opinion received from Stanton Park regarding the fairness of the consideration to be paid by Deep Medicine in the Business Combination, the Deep Medicine Board determined that the aggregate consideration to be paid in the Business Combination was fair to Deep Medicine.

●	Substantial Post-Closing Economic Interest in New TruGolf. If the Business Combination is consummated, Deep Medicine stockholders (other than Deep Medicine stockholders that sought redemption of their Deep Medicine Class A Shares) would have a substantial economic interest in New TruGolf, and as a result would have a continuing opportunity to benefit from the success of New TruGolf following the consummation of the Business Combination.

●	Management Team. The Deep Medicine Board believes that TruGolf has a strong management team, bolstered by strong senior leadership executives. Additionally, the senior management of TruGolf, led by TruGolf’s Chief Executive Officer and co-founders, intends to remain with New TruGolf in the capacity of officers and/or directors, which is expected to provide important continuity in advancing TruGolf’s strategic and growth goals.

●	Lock-Up. TruGolf’s Chief Executive Officer, management and certain other significant equity holders of TruGolf have agreed to be subject to lock-up restrictions of six months in respect of their Deep Medicine Class A Shares and Deep Medicine Class B Shares received in the Business Combination (subject to certain customary exceptions).

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●	Support of Key Equity holders. The Deep Medicine Board considered the fact that key TruGolf equity holders representing approximately 78.5% of the then-issued and outstanding equity of TruGolf (on a fully diluted basis) delivered TruGolf Stockholder Support Agreements, demonstrating such TruGolf equity holders’ support of the Business Combination. See the section of this proxy statement/prospectus entitled “— Related Agreements — TruGolf Stockholder Voting and Support Agreements” for additional information.

●	Other Alternatives. Deep Medicine completed its IPO in October 2021 with the objective of consummating an attractive business combination. Since that time, as more fully described in “Proposal No. 2: The Business Combination Proposal — Background of the Business Combination,” Deep Medicine has evaluated numerous opportunities for a potential business combination. The Deep Medicine Board believes, based on the terms of the Business Combination, its review of TruGolf’s business and the financial data provided to Deep Medicine, including the TruGolf Financial Model, and the due diligence of TruGolf conducted by Deep Medicine’s management and Deep Medicine’s advisors, that a business combination with TruGolf would create the best available opportunity to maximize value for Deep Medicine’s stockholders.

●	Negotiated Transaction. The Deep Medicine Board reviewed and considered the financial and other terms of the Merger Agreement and the fact that such terms and conditions were the product of arm’s length negotiations between Deep Medicine and TruGolf.

The Deep Medicine Board also considered a variety of uncertainties and risks and other potentially negative factors related to TruGolf’s business and prospects and related to the Business Combination including, but not limited to, the following:

●	Macroeconomic Risks. The risk that the future financial performance of TruGolf may not meet the Deep Medicine Board’s expectations due to factors outside of TruGolf’s control, including, for example, TruGolf’s ability to win new enterprise accounts, upsell subscriptions and address any unforeseen economic cycles or other macroeconomic factors.

●	Business Risks. Business risks, including, for example, that TruGolf is an early stage company with a history of losses and expects significant losses for the foreseeable future; TruGolf may not be able to obtain new revenue as it is contingent on new software products and hardware devices attracting new customers and converting existing customers through TruGolf’s sales and marketing pipeline; and TruGolf’s net revenue retention results may fluctuate as dictated by its channel partners and customers .

●	Industry Risks. The Deep Medicine Board considered the uncertainty pertaining to (a) a relatively nascent and yet to be proven industry that may not fully recognize its growth potential; (b) TruGolf’s ability to sell and market its indoor golf visualization products for capturing player data and improve player performance over alternative methods; and (c) TruGolf’s ability to compete effectively against larger and better capitalized competitors.

●	Redemption Risk. The potential that a significant number of Deep Medicine stockholders elect to redeem their Public Shares in connection with the consummation of the Business Combination and pursuant to the Existing Charter, which would reduce the gross proceeds to New TruGolf from the Business Combination, which could hinder the parties’ ability to consummate the Business Combination and, if consummated, New TruGolf’s ability to continue its development.

●	Stockholder Vote. The risk that Deep Medicine’s or TruGolf’s stockholders may fail to provide the respective votes necessary to effect the Business Combination.

●	Closing Conditions. The fact that the completion of the Business Combination is conditioned on the satisfaction of certain closing conditions, some of which are not within Deep Medicine’s control.

●	Transaction Litigation. The possibility of litigation challenging the Business Combination or that an adverse judgment granting injunctive relief could delay or prevent consummation of the Business Combination.

●	Listing Risks. The challenges associated with preparing TruGolf, a privately held entity, for the applicable disclosure, controls and listing requirements to which New TruGolf will be subject as a publicly traded company on Nasdaq.

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●	Potential Benefits May Not Be Achieved. The risks that the potential benefits of the Business Combination may not be fully achieved or may not be achieved within the expected timeframe.

●	Liquidation of Deep Medicine. The risks and costs to Deep Medicine if the Business Combination is not completed, including the risk of diverting management focus and resources from other business combination opportunities, which could result in Deep Medicine being unable to effect a business combination by July 29, 2023 (unless extended by Deep Medicine’s stockholders) and the liquidation of Deep Medicine.

●	Deep Medicine Stockholders Receiving a Minority Voting Position in New TruGolf. The fact that current Deep Medicine stockholders will hold a minority voting position in New TruGolf.

●	Fees and Expenses. The fees and expenses of Deep Medicine associated with the Business Combination, some of which would be payable regardless of whether the Business Combination is ultimately consummated.

In addition to considering the factors described above, the Deep Medicine Board also considered other factors including, without limitation:

●	Interests of Certain Persons. The Sponsor, the members of the Deep Medicine Board and executive officers of Deep Medicine have interests in the Business Combination Proposal, the other proposals described in this proxy statement/prospectus and the Business Combination that are different from, or in addition to, those of Deep Medicine stockholders generally (see the section of this proxy statement/prospectus entitled “Proposal No. 2 — The Business Combination Proposal — Interests of Certain Persons in the Business Combination”). Deep Medicine’s directors reviewed and considered these interests during the negotiation of the Business Combination and in evaluating and unanimously approving, as members of the Deep Medicine Board, the Merger Agreement and the transactions contemplated therein, including the Mergers.

●	Other Risks. The various risks associated with the Business Combination, the business of TruGolf, and the business of Deep Medicine, as described in the section of this proxy statement/prospectus entitled “Risk Factors”.

Interests of Deep Medicine’s Directors and Officers and Others in the Business Combination

Certain members of the Deep Medicine Board and executive officers of Deep Medicine and the Sponsor may have interests in the Business Combination that may be different from, or in addition to, the interests of Deep Medicine’s stockholders generally. The Deep Medicine Board was aware of and considered these interests to the extent such interests existed at the time, among other matters, in approving the Merger Agreement and in recommending that the Merger Agreement and the transactions contemplated thereby be adopted and approved by the stockholders of Deep Medicine.

These interests include, among other things:

●	the fact that the Insiders hold an aggregate of 3,569,000 Deep Medicine Class A Shares, all of which would expire worthless if a Business Combination is not consummated (although such Deep Medicine Class A Shares have certain rights that differ from the rights of holders of the Public Shares , the aggregate value of the 3,569,000 Deep Medicine Class A Shares held by the Insiders is estimated to be approximately $40.6 million, assuming the per share value of such Deep Medicine Class A Shares is the same as the $11.38 closing price of the Public Shares on Nasdaq on July 13, 2023);

●	the fact that the Insiders hold an aggregate of 406,500 Deep Medicine Rights, all of which would expire worthless if a Business Combination is not consummated (although such Deep Medicine Rights have certain rights that differ from the rights of holders of the Public Rights, the aggregate value of the 406,500 Deep Medicine Rights held by the Insiders is estimated to be approximately $69,105, assuming the per right value of such Deep Medicine Rights is the same as the $0.17 closing price of the Public Rights on Nasdaq on July 13, 2023);

●	the fact that Deep Medicine has issued the Sponsor Affiliate Notes. As of July 13, 2023, an aggregate of approximately $2.1 million was due under the Sponsor Affiliate Notes. If the Business Combination or another initial business combination is not consummated, the Sponsor Affiliate Notes, may not be repaid, in whole or in part.

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●	the fact that, unless Deep Medicine consummates the Business Combination, the Sponsor will not receive reimbursement for any out-of-pocket expenses incurred by it on behalf of Deep Medicine (none of such expenses were incurred that had not been reimbursed as of July 13, 2023) to the extent that such expenses exceed the amount of available proceeds not deposited in the Trust Account;

●	the fact that, if the Trust Account is liquidated, including in the event Deep Medicine is unable to complete an initial Business Combination within the Combination Period, the Sponsor has agreed to indemnify Deep Medicine to ensure that the proceeds in the Trust Account are not reduced below $10.10 per Public Share (before taking into account the removal of the accrued interest in the Trust Account to pay our taxes), or such lesser per Public Share amount as is in the Trust Account on the liquidation date, by the claims of prospective target businesses with which Deep Medicine has entered into an acquisition agreement or claims of any third party for services rendered or products sold to Deep Medicine, but only if such a third party or target business has not executed a waiver of any and all rights to seek access to the Trust Account;

●	the fact that Deep Medicine’s Chief Financial Officer receives payment of $5,000 per month for services rendered to Deep Medicine; and

●	the fact that Deep Medicine’s officers and directors will be issued an aggregate of 300,000 shares of New TruGolf Class A Shares within 10 days following the Closing. The aggregate value of such shares is estimated to be approximately $3.4 million, assuming the per share value of such Deep Medicine Class A Shares is the same as the $11.38 closing price of the Public Shares on Nasdaq on July 13, 2023); and

●	the fact that Humphrey Polanen, Deep Medicine’s chief executive officer, will serve as a member of the New TruGolf Board following the Closing. As a director, in the future, Mr. Polanen may receive any cash fees, stock options or stock awards that the New TruGolf Board determines to pay to its directors.

The Deep Medicine Board concluded that the potentially disparate interests would be mitigated because (i) certain of these interests were disclosed in the prospectus for Deep Medicine’s IPO and these interests are disclosed in this proxy statement/prospectus, (ii) most of these disparate interests would exist with respect to a business combination by Deep Medicine with any other target business or businesses, and (iii) the Insiders will hold equity interests in New TruGolf with value that, after the Closing, will be based on the future performance of TruGolf, which may be affected by various other factors other than these interests. In addition, Deep Medicine’s independent directors reviewed and considered these interests during their evaluation of the Business Combination and in unanimously approving, as members of the Deep Medicine Board, the Merger Agreement and the related agreements and the transactions contemplated thereby, including the Business Combination.

Certain Other Interests in the Business Combination

In addition to the interests of the Insiders in the Business Combination, stockholders should be aware that certain other parties have financial interests that are different from, or in addition to, the interests of Deep Medicine’s stockholders. These interests include:

●	the fact that, pursuant to the Business Combination Marketing Agreement (the “BCMA”) entered into by Deep Medicine and I-Bankers in connection with the IPO, upon consummation of the Business Combination, a transaction fee equal to 3.5% of the gross proceeds received by Deep Medicine in the IPO, or $4,427,500, which will be payable to I-Bankers in shares of New TruGolf. Accordingly, I-Bankers has an interest in Deep Medicine completing the Business Combination because, If the Business Combination (or another business combination) is not consummated, I-Bankers will not receive such fee.

●	the fact that I-Bankers also owns an aggregate of 632,500 Representative Warrants issued in connection with the IPO, which will be worthless if Deep Medicine is unable to complete a business combination.

●	the fact that I-Bankers also owns an aggregate of 101,200 Representative Shares issued in connection with the IPO. The Representative Shares had an aggregate market value of approximately $1.2 million based upon the closing price of the Public Shares of $11.38 per share on Nasdaq as of July 13, 2023. If Deep Medicine is unable to complete a business combination, the Representative Shares will expire worthless.

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●	the fact that I-Bankers also owns an aggregate of 113,000 Private Placement Units issued in connection with the IPO, which contain 113,000 Private Placement Shares and 113,000 Private Rights. The Private Placement Shares had an aggregate market value of approximately $1.3 million based upon the closing price of the Public Shares of $11.38 per share on Nasdaq as of July 13, 2023 and the Private Rights had an aggregate market value of approximately $19,210 based upon the closing price of Deep Medicine’s Rights of $0.17 per Right on Nasdaq as of July 13, 2023. If Deep Medicine is unable to complete a business combination, the I-Bankers Units will expire worthless, and I-Bankers will be unable to recoup this investment in Deep Medicine.

●	the fact that Greentree, a member of the Sponsor, holds an aggregate of 1,709,718 Deep Medicine Class A Shares and 189,095 Private Rights. Such Deep Medicine Class A Shares had an aggregate market value of approximately $19.5 million based upon the closing price of the Public Shares of $11.38 per share on Nasdaq as of July 13, 2023, and the Private Rights had an aggregate market value of approximately $32,146 based upon the closing price of the Public Rights of $0.17 per Right on Nasdaq as of July 13, 2023. If Deep Medicine is unable to complete a business combination, such shares will expire worthless, and Greentree will be unable to recoup this investment in Deep Medicine.

●	the fact that Greentree, a member of the Sponsor and advisor to TruGolf, pursuant to an agreement entered into with TruGolf, received 3% of the fully diluted equity of TruGolf, calculated based on TruGolf’s capitalization immediately prior to the Closing, which is equal to 430,890 shares after the Business Combination.

Based on its review of the foregoing considerations, the Deep Medicine Board concluded that the potentially negative factors associated with the Business Combination were outweighed by the potential benefits that it expects the Deep Medicine stockholders will receive as a result of the Business Combination. The Deep Medicine Board realized that there can be no assurance about future results, including results considered or expected as disclosed in the foregoing reasons.

For more information about the factors the Deep Medicine Board considered in evaluating and recommending the Business Combination to the Deep Medicine stockholders, see the section of this proxy statement/prospectus entitled “Proposal No. 2: The Business Combination Proposal — Interests of Certain Persons in the Business Combination” for additional information.

Regulatory Approval

The Business Combination and the transactions contemplated by the Merger Agreement are not subject to any additional regulatory requirement or approval, except for (i) applicable notifications and waiting periods under the HSR Act, (ii) filings with the Secretary of State of the State of Delaware necessary to adopt the Proposed Charter, and (iii) filings required with the SEC pursuant to the reporting requirements applicable to Deep Medicine, and the requirements of the Securities Act and the Exchange Act, including the requirement to file this proxy statement/prospectus and to disseminate this proxy statement/prospectus to Deep Medicine’s stockholders. Neither Deep Medicine nor TruGolf are aware of any material regulatory approvals or actions that are required for completion of the Business Combination other than as described above. It is presently contemplated that if any such additional regulatory approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained. See the section of this proxy statement/prospectus entitled “Proposal No. 2: The Business Combination Proposal — Regulatory Approval” for additional information.

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Litigation Related to the Business Combination

There can be no assurances that complaints or demands will not be filed or made with respect to the Business Combination. If complaints or demands are filed or made, absent new or different allegations that are material, Deep Medicine will not necessarily announce them.

QUESTIONS AND ANSWERS

The following are answers to certain questions that you may have regarding the Business Combination and the Special Meeting. We urge you to carefully read the remainder of this proxy statement/prospectus because the information in this section may not provide all the information that might be important to you in determining how to vote. Additional important information is also contained in the annexes to this proxy statement/prospectus.

Q:	WHAT IS THE BUSINESS COMBINATION?

A:	Deep Medicine, Merger Sub and TruGolf have entered into the Merger Agreement, pursuant to which TruGolf will merge with and into Merger Sub, with TruGolf as the surviving entity of the Merger and, after giving effect to the Merger, continuing as a wholly-owned subsidiary of Deep Medicine.

Deep Medicine will hold the Special Meeting to, among other things, obtain the approvals required for the Merger and the other transactions contemplated by the Merger Agreement and you are receiving this proxy statement/prospectus in connection with such Special Meeting. As promptly as practicable after the date of the Merger Agreement, TruGolf will duly call for and give notice of a stockholders’ meeting for the purposes of obtaining the requisite vote or consent of its stockholders (including any separate class or series vote that is required, whether pursuant to TruGolf’s organizational documents, any stockholder agreement or otherwise) for the authorization and approval of and consent to, the execution, delivery and performance of the Merger Agreement and each of the Ancillary Documents to which TruGolf is or is required to be a party or bound, and the consummation of the Transactions, including the Merger (the “TruGolf Stockholder Approval”). See the section of this proxy statement/prospectus entitled “Proposal No. 2: The Business Combination Proposal” for additional information. In addition, a copy of the Merger Agreement is attached to this proxy statement/prospectus as Annex B. We urge you to carefully read this proxy statement/prospectus and the Merger Agreement in their entirety.

Q:	WHY AM I RECEIVING THIS PROXY STATEMENT/PROSPECTUS?

A:	Deep Medicine is sending this proxy statement/prospectus to its stockholders to help them decide how to vote their shares of Deep Medicine Common Stock with respect to the matters to be considered at the Special Meeting.

The Business Combination cannot be completed unless Deep Medicine’s stockholders approve the Required Proposals, each as described in this proxy statement/prospectus. Information about the Special Meeting, the Business Combination and the other business to be considered by stockholders at the Special Meeting is contained in this proxy statement/prospectus.

Q:	WHAT WILL HAPPEN TO DEEP MEDICINE’S SECURITIES UPON CONSUMMATION OF THE BUSINESS COMBINATION?

A:	Deep Medicine Class A Shares and Public Rights are currently listed on Nasdaq under the symbols “DMAQ”, “DMAQR”, respectively. The New TruGolf Class A Common Stock will be listed on Nasdaq under the symbol “TRUG”. Deep Medicine will not have units traded on Nasdaq following the consummation of the Business Combination and such units will automatically be separated into their component securities without any action needed to be taken on the part of the holders. New TruGolf will not have units or rights outstanding following the consummation of the Business Combination.

Q:	WHAT WILL TRUGOLF EQUITYHOLDERS RECEIVE IN THE BUSINESS COMBINATION?

A:	At the Effective Time, TruGolf stockholders (except those who properly exercise appraisal or dissenters rights under applicable law) will receive newly issued Deep Medicine Class A Shares and Deep Medicine Class B Shares (depending on the securities held by them prior to the Merger). See the section of this proxy statement/prospectus entitled “Proposal No. 2: The Business Combination Proposal — The Merger Agreement — Consideration to TruGolf Equity Holders in the Business Combination” for additional information. Upon consummation of the Business Combination, TruGolf will become a wholly-owned subsidiary of Deep Medicine. After the Closing of the Business Combination, the cash remaining in the Trust Account will be released from the Trust Account and used to pay each of Deep Medicine’s and TruGolf’s transaction expenses and other liabilities of Deep Medicine due as of the Closing, and for working capital and general corporate purposes. A copy of the Merger Agreement is attached to this proxy statement/prospectus as Annex B.

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Q:	WHAT EQUITY STAKE WILL CURRENT DEEP MEDICINE STOCKHOLDERS AND TRUGOLF STOCKHOLDERS HOLD IN NEW TRUGOLF IMMEDIATELY AFTER THE CONSUMMATION OF THE BUSINESS COMBINATION?

A:	The following table illustrates varying beneficial ownership levels in New TruGolf, as well as possible sources and extents of dilution for non-redeeming Public Stockholders, assuming no redemptions by Public Stockholders, 25% redemption by Public Shareholders, 50% redemption by Public Stockholders, 75% redemption by Public Stockholders and the contractual maximum contractual redemptions by Public Stockholders. The “maximum contractual redemption scenario” (i) assumes that the NTA Proposal is approved and (ii) represents the maximum contractual number of Public Shares that may be redeemed while satisfying Minimum Cash Condition; provided, however, that the Minimum Cash Condition is a contractual condition in the Merger Agreement that may be modified or waived by TruGolf and if the parties agree to reduce or waive such condition, an additional 294,960 Public Shares than are reflected in the “maximum contractual redemption scenario” may be redeemed. Further, if the NTA Proposal is approved by Deep Medicine stockholders at the Special Meeting and Deep Medicine amends the Existing Charter to remove the net asset test that is the subject of such proposal, then the number of redemptions by Public Stockholders will not be limited to such number of redemptions as would cause Deep Medicine’s net assets at Closing not to be less than $5,000,001. In the event cash available at Closing is insufficient to meet the Minimum Cash Condition, a condition to Closing would not be met and the Business Combination may not be consummated, unless the Minimum Cash Condition is waived pursuant to the Merger Agreement.

	Assuming No Redemptions		Assuming 25% Redemptions		Assuming 50% Redemptions		Assuming 75% Redemptions		Assuming Maximum Redemptions

Current TruGolf stockholders	8,000,000	56.9%	8,000,000	57.2%	8,000,000	57.5%	8,000,000	57.7%	8,000,000	58.0%
Deep Medicine Public Stockholders	1,839,764	13.1%	1,769,813	12.6%	1,699,862	12.2%	1,629,911	11.8%	1,559,960	11.3%
Insiders	3,609,650	25.6%	3,609,650	25.8%	3,609,650	25.9%	3,609,650	26.1%	3,609,650	26.2%
I-Bankers	613,591	4.4%	613,591	4.4%	613,591	4.4%	613,591	4.4%	613,591	4.5%
Pro Forma Combined Company Common Stock	14,063,005	100.0%	13,993,054	100.0%	13,923,103	100.0%	13,853,152	100.0%	13,783,201	100.0%
Total Class A shares	8,154,752		8,084,801		8,014,850		7,944,899		7,874,948
Total Class B shares	5,908,253		5,908,253		5,908,253		5,908,253		5,908,253

(1) Does not include 300,000 shares to be issued to Deep Medicine’s officers and directors within 10 days following the Closing.

Deep Medicine stockholders that elect not to redeem their Deep Medicine Class A Shares will experience significant dilution as a result of the Business Combination. Deep Medicine public stockholders currently own approximately 13.2% of Deep Medicine Common Stock. As noted above, if no Deep Medicine stockholders redeem their Deep Medicine Class A Shares in the Business Combination, Deep Medicine public stockholders will own approximately 13.1% of the total shares outstanding in New TruGolf and approximately 11.3% of the total shares outstanding under the maximum contractual redemption scenario.

The numbers of shares and percentage interests set forth above reflect different redemption scenarios set forth below.

●	Assuming no redemption scenario: This presentation assumes that no public stockholders exercise redemption rights with respect to their Public Shares.

●	Assuming 25% redemption scenario: This presentation assumes that the public stockholders holding approximately 12.2% of the Public Shares exercise redemption rights with respect to their Public Shares, which is approximately 25.0% of the Public Shares assumed to be redeemed under the maximum contractual redemption scenario. This scenario assumes that 69,951 Public Shares are redeemed for an aggregate redemption payment of approximately $0.8 million, inclusive of a pro rata portion of interest accrued on the Trust Account (including interest not previously released to Deep Medicine to pay taxes).

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●	Assuming 50% redemption scenario: This presentation assumes that the public stockholders holding approximately 24.4% of the Public Shares exercise redemption rights with respect to their Public Shares, which is approximately 50.0% of the Public Shares assumed to be redeemed under the maximum contractual redemption scenario. This scenario assumes that 139,902 Public Shares are redeemed for an aggregate redemption payment of approximately $1.6 million, inclusive of a pro rata portion of interest accrued on the Trust Account (including interest not previously released to Deep Medicine to pay taxes).

●	Assuming 75% redemption scenario: This presentation assumes that the public stockholders holding approximately 36.6% of the Public Shares exercise redemption rights with respect to their Public Shares, which is approximately 75.0% of the Public Shares assumed to be redeemed under the maximum contractual redemption scenario. This scenario assumes that 209,853 Public Shares are redeemed for an aggregate redemption payment of approximately $2.4 million, inclusive of a pro rata portion of interest accrued on the Trust Account (including interest not previously released to Deep Medicine to pay taxes).

●	Assuming maximum contractual redemption scenario: This presentation assumes that the public stockholders holding approximately 48.8% of the Public Shares exercise redemption rights with respect to their Public Shares, which is the maximum permitted amount of redemptions while still satisfying the conditions to the consummation of the Business Combination in the Merger Agreement. This scenario assumes that 279,804 Public Shares are redeemed for an aggregate redemption payment of approximately $3.2 million, inclusive of a pro rata portion of interest accrued on the Trust Account (including interest not previously released to Deep Medicine to pay taxes).

The amounts of percentage ownership set forth above will change (x) if the actual facts differ from the assumptions set forth above and (y) depending on whether any PIPE Investment is consummated.

Q:	WHAT HAPPENS IF A SUBSTANTIAL NUMBER OF THE PUBLIC STOCKHOLDERS VOTE IN FAVOR OF THE BUSINESS COMBINATION PROPOSAL AND EXERCISE THEIR REDEMPTION RIGHTS?

A:	Our public stockholders are not required to vote “FOR” or “AGAINST” the Business Combination in order to exercise their redemption rights. Accordingly, the Business Combination may be consummated even though the funds available from the Trust Account and the number of public stockholders are reduced as a result of redemptions by public stockholders.

Additionally, as a result of redemptions, the trading market for the Deep Medicine Class A Shares following the Business Combination may be less liquid than the market for the Deep Medicine Class A Shares was prior to consummation of the Business Combination and we may not be able to meet the listing standards for the Nasdaq or another national securities exchange. In addition, with less funds available from the Trust Account, the working capital infusion from the Trust Account into New TruGolf’s business will be reduced.

Q:	DID THE DEEP MEDICINE BOARD OBTAIN A THIRD-PARTY VALUATION OR FAIRNESS OPINION IN DETERMINING WHETHER OR NOT TO PROCEED WITH THE BUSINESS COMBINATION?

A:	Yes. The Deep Medicine Board obtained a fairness opinion from Stanton Park, dated March 31, 2023, which provided that, as of that date and based on and subject to the assumptions, qualifications and other matters set forth therein, the consideration to be paid by Deep Medicine in the Business Combination was fair, from a financial point of view, to the stockholders of Deep Medicine, as opposed to only those stockholders unaffiliated with the Sponsor or its affiliates. See the section of this proxy statement/prospectus entitled “Proposal No. 2: The Business Combination Proposal — Opinion of Stanton Park, the Deep Medicine Board’s Financial Advisor” for additional information.

Q:	WHEN WILL THE BUSINESS COMBINATION BE COMPLETED?

A:	Neither Deep Medicine nor TruGolf can assure you of when or if the Business Combination will be completed and it is possible that factors outside of the control of both companies could result in the Business Combination not being completed at all. Each of Deep Medicine and TruGolf must first obtain the required approval by their respective stockholders and must also first satisfy other closing conditions specified in the Merger Agreement. See the section of this proxy statement/prospectus entitled “Proposal No. 2: The Business Combination Proposal — The Merger Agreement — Conditions to Closing of the Business Combination” for additional information.

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Q:	WHAT HAPPENS TO TRUGOLF STOCKHOLDERS IF THE BUSINESS COMBINATION IS NOT COMPLETED?

A:	If the Business Combination is not completed, TruGolf stockholders will not receive any consideration for their shares of TruGolf capital stock. Instead, TruGolf will remain an independent company. See the sections of this proxy statement/prospectus entitled “Proposal No. 2: The Business Combination Proposal — The Merger Agreement — Termination,” “Proposal No. 2: The Business Combination Proposal — The Merger Agreement — Conditions to closing of the Business Combination” and “Risk Factors” for additional information.

Q:	WHAT AM I BEING ASKED TO VOTE ON AND WHY IS THIS APPROVAL NECESSARY?

A:	Deep Medicine stockholders are being asked to vote on the following proposals:

1. the NTA Proposal;

2. the Business Combination Proposal;

3. the Charter Proposal;

4. the Governance Proposals;

5. the Equity Incentive Plan Proposal;

6. the Director Election Proposal; and

7. the Adjournment Proposal (if necessary).

If Deep Medicine stockholders fail to approve the Business Combination Proposal, the Charter Proposal, the Equity Incentive Plan Proposal and the Director Election Proposal (the “Required Proposals”), the Business Combination will not occur. The Adjournment Proposal is not conditioned on the approval of any other proposal. If the Business Combination Proposal is not approved, the other proposals (except for the Adjournment Proposal) will not be presented to the stockholders for a vote.

Q:	WHY IS DEEP MEDICINE PROPOSING THE NTA PROPOSAL?

A:	The adoption of the proposed amendments to remove the net asset test limitation from the Existing Organizational Documents is being proposed in order to facilitate the consummation of the Business Combination, by permitting redemptions by public shareholders even if such redemptions result in Deep Medicine having net tangible assets that are less than $5,000,001. The purpose of the net asset test limitation was initially to ensure that the common stock are not deemed to be “penny stock” pursuant to Rule 3a51-1 under the Exchange Act. Because the New TruGolf common stock would not be deemed to be a “penny stock” pursuant to other applicable provisions of Rule 3a51-1 under the Exchange Act, Deep Medicine is presenting the NTA Proposal so that the parties may consummate the Business Combination even if Deep Medicine has $5,000,000 or less in net tangible assets following immediately prior to or upon consummation of the Business Combination.

Q:	WHY IS DEEP MEDICINE PROPOSING THE BUSINESS COMBINATION?

A:	Deep Medicine is a blank check company incorporated in the State of Delaware and formed for the purpose of effecting a merger, stock exchange, asset acquisition, stock purchase, reorganization or other similar business combination with one or more businesses.

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Upon consummation of Deep Medicine’s IPO, a total of approximately $127.8 million was placed in the Trust Account. Since Deep Medicine’s IPO, Deep Medicine’s activity has been limited to the evaluation of business combination candidates and negotiation and implementation of an initial business combination. Deep Medicine initially had until October 29, 2022 (the “Initial Combination Period”) to complete an initial business combination. On October 19, 2022, an aggregate of $1,265,000 was deposited into the Trust Account to extend the time to consummate an initial business combination from October 29, 2022 to January 29, 2023 (the “First Extension”).

On December 23, 2022, the Company held a special meeting of stockholders in lieu of an annual meeting of stockholders (the “Second Extension Meeting”). At the Second Extension Meeting, Deep Medicine’s stockholders approved an amendment to Deep Medicine’s Second Amended and Restated Certificate of Incorporation (the “Charter Amendment”) to extend the date by which Deep Medicine must consummate its initial business combination from January 29, 2023 to July 29, 2023, or such earlier date as determined by the Deep Medicine Board. In connection with the Second Extension Meeting, stockholders holding 11,819,790 shares of the Public Shares exercised their right to redeem such shares for a pro rata portion of the funds in the Trust account. As a result, $121,034,650 (approximately $10.24 per share) was removed from the Trust Account to pay such holders. Following such redemptions, Deep Medicine had 830,210 Public Shares outstanding.

On July 13, 2023, Deep Medicine held a special meeting of Deep Medicine’s stockholders (the “Third Extension Meeting”), at which Deep Medicine’s stockholders approved the Charter Amendment to extend the date by which Deep Medicine must consummate its initial business combination from July 29, 2023 to January 29, 2024, or such earlier date as determined by Deep Medicine’s board of directors. Deep Medicine’s stockholders holding 255,446 Public Shares exercised their right to redeem such shares for a pro rata portion of the funds in Deep Medicine’s trust account. As a result, approximately $2,914,230 (approximately $11.41 per share) was removed from Deep Medicine’s trust account to pay such holders. Following redemptions, Deep Medicine had 4,357,964 Deep Medicine Class A Shares issued and outstanding, including 574,764 Public Shares.

Based on its due diligence investigations of TruGolf and the industry in which it operates, including the financial and other information provided by TruGolf in the course of the parties’ negotiations in connection with the Merger Agreement, Deep Medicine believes that TruGolf aligns well with the objectives laid out in Deep Medicine’s investment thesis. As a result, Deep Medicine believes that a business combination with TruGolf will provide Deep Medicine’s stockholders with an opportunity to participate in the ownership of a publicly-listed company with significant growth potential at an attractive valuation. Stockholder approval of the Business Combination is required by the Merger Agreement and the Existing Charter, as well as to comply with Nasdaq listing rules. See the section of this proxy statement/prospectus entitled “Proposal No. 2: The Business Combination Proposal — The Merger Agreement — The Deep Medicine Board’s Recommendation and Reasons for the Approval of the Business Combination” for additional information.

Q:	DO I HAVE REDEMPTION RIGHTS?

A:	If you are a holder of Deep Medicine Class A Shares, you have the right to demand that Deep Medicine redeem your shares for a pro rata portion of the cash held in the Trust Account, calculated as of two business days prior to the anticipated consummation of the Business Combination, by delivering your stock, either physically or electronically using Depository Trust Company’s DWAC System, to Deep Medicine’s transfer agent two business days prior to the Special Meeting (such rights, “redemption rights”).

Notwithstanding the foregoing, a holder of Deep Medicine Class A Shares, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from seeking redemption with respect to more than 15% of the Deep Medicine Class A Shares sold in Deep Medicine’s IPO. Accordingly, all Deep Medicine Class A Shares in excess of 15% of the Deep Medicine Class A Shares sold in Deep Medicine’s IPO held by a public stockholder, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a “group,” will not be redeemed.

The Insiders will not have redemption rights with respect to any shares of Deep Medicine Common Stock owned by them in connection with the Business Combination.

If the NTA Proposal is not approved and adopted, under Deep Medicine’s Existing Charter, Deep Medicine will only redeem Public Shares if Deep Medicine’s net tangible asset value will be at least $5,000,001, after giving effect to the payments to redeeming stockholders, either immediately prior to or upon consummation of the Business Combination. In addition, under the terms of the Merger Agreement, TruGolf’s obligation to complete the Business Combination is conditioned upon, among other conditions, the satisfaction of the Minimum Cash Condition.

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Q:	WILL HOW I VOTE AFFECT MY ABILITY TO EXERCISE REDEMPTION RIGHTS?

A:	No. You may exercise your redemption rights whether you vote your Deep Medicine Class A Shares for or against, or whether you abstain from voting on, the Business Combination Proposal or any other proposal described in this proxy statement/prospectus. As a result, the Business Combination Proposal can be approved by stockholders who will redeem their Deep Medicine Class A Shares and no longer remain stockholders and the Business Combination may be consummated even though the funds available from the Trust Account and the number of public stockholders are substantially reduced as a result of redemptions by public stockholders. With fewer Deep Medicine Class A Shares and public stockholders, the trading market for Deep Medicine Class A Shares may be less liquid than the market for Deep Medicine Class A Shares prior to the Business Combination and Deep Medicine may not be able to meet the listing standards of a national securities exchange. In addition, with fewer funds available from the Trust Account, the capital infusion from the Trust Account into Deep Medicine’s business will be reduced and the amount of working capital available to New TruGolf following the Business Combination may be reduced. Your decision to exercise your redemption rights with respect to Deep Medicine Class A Shares will have no effect on Public Rights you may also hold.

Q:	HOW DO I EXERCISE MY REDEMPTION RIGHTS?

A:	If you are a holder of Deep Medicine Class A Shares and wish to exercise your redemption rights, you must demand that Deep Medicine redeem your shares for cash no later than the second business day preceding the vote on the Business Combination Proposal by delivering your stock to Deep Medicine’s transfer agent physically or electronically using Depository Trust Company’s DWAC (Deposit and Withdrawal at Custodian) system at least two business days prior to the vote at the Special Meeting. Any holder of Deep Medicine Class A Shares will be entitled to demand that such holder’s shares be redeemed for a full pro rata portion of the amount then in the Trust Account (which, for illustrative purposes, was approximately $9.3 million (including interest not previously released to Deep Medicine to pay taxes), or approximately $11.41 per share, as of July 13, 2023). Such amount, including interest earned on the funds held in the Trust Account and not previously released to Deep Medicine to pay its taxes, will be paid promptly upon consummation of the Business Combination. However, under Delaware law, the proceeds held in the Trust Account could be subject to claims that could take priority over those of Deep Medicine’s public stockholders exercising redemption rights, regardless of whether such holders vote for or against any of the proposals. Therefore, the per-share distribution from the Trust Account in such a situation may be less than originally anticipated due to such claims. Your vote on any proposal will have no impact on the amount you will receive upon exercise of your redemption rights.

Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, with Deep Medicine’s consent, until the consummation of the Business Combination, or such other date as determined by the Deep Medicine Board. If you deliver your shares for redemption to Deep Medicine’s transfer agent and later decide prior to the Special Meeting not to elect redemption, you may request that Deep Medicine’s transfer agent return the shares (physically or electronically). You may make such request by contacting Deep Medicine’s transfer agent at the phone number or address listed under the question “Who can help answer my questions?” below.

Any written demand of redemption rights must be received by Deep Medicine’s transfer agent by 5:00 p.m. on the second business day prior to the Special Meeting. No demand for redemption will be honored unless the holder’s shares have been delivered (either physically or electronically) to the transfer agent prior to such time.

If a holder of Deep Medicine Class A Shares properly makes a request for redemption and the Deep Medicine Class A Shares are delivered as described to Deep Medicine’s transfer agent as described herein, then, if the Business Combination is consummated, Deep Medicine will redeem these shares for a pro rata portion of funds deposited in the Trust Account. If you exercise your redemption rights, then you will be exchanging your Deep Medicine Class A Shares for cash.

For a discussion of the material U.S. federal income tax considerations for holders of Deep Medicine Class A Shares with respect to the exercise of these redemption rights, see the section of this proxy statement/prospectus entitled “Material U.S. Federal Income Tax Considerations” for additional information. The consequences of a redemption to any particular stockholder will depend on that stockholder’s particular facts and circumstances. Accordingly, you are urged to consult your tax advisor to determine your tax consequences from the exercise of your redemption rights, including the applicability and effect of U.S. federal, state, local and non-U.S. income and other tax laws in light of your particular circumstances.

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Q:	WHAT HAPPENS TO THE FUNDS DEPOSITED IN THE TRUST ACCOUNT AFTER CONSUMMATION OF THE BUSINESS COMBINATION?

A:	The net proceeds of Deep Medicine’s IPO, together with certain funds raised from the private sale of units simultaneously with the consummation of Deep Medicine’s IPO, were placed in the Trust Account immediately following Deep Medicine’s IPO. After consummation of the Business Combination, the funds remaining in the Trust Account will be used to pay holders of the Public Shares who exercise redemption rights, to pay fees and expenses incurred in connection with the Business Combination and for working capital and general corporate purposes of New TruGolf.

Q:	WHAT HAPPENS IF THE BUSINESS COMBINATION IS NOT CONSUMMATED?

A:	If Deep Medicine does not complete the Business Combination with TruGolf for any reason, Deep Medicine may search for another target business with which to complete a business combination. If Deep Medicine does not complete the Business Combination with TruGolf or another target business by January 29, 2024 (unless extended by Deep Medicine’s stockholders), Deep Medicine must redeem 100% of the outstanding Deep Medicine Class A Shares, at a per-share price, payable in cash, equal to the amount then held in the Trust Account (including interest earned on the funds held in the Trust Account and not previously released to Deep Medicine to pay taxes) divided by the number of outstanding Deep Medicine Class A Shares. The Sponsor and Deep Medicine’s directors and officers have no redemption rights in the event a business combination is not effected in the required time period and accordingly, the securities held by the Insiders will be worthless if no business combination is effected by Deep Medicine by January 29, 2024 (unless extended by Deep Medicine’s stockholders). Additionally, in the event of such liquidation, there will be no distribution with respect to Deep Medicine’s outstanding Rights. Accordingly, such Rights will expire worthless.

Q:	HOW DOES THE SPONSOR INTEND TO VOTE ON THE PROPOSALS?

A:	The Sponsor and its affiliates own of record and is entitled to vote an aggregate of approximately 81.9% of the outstanding shares of Deep Medicine Common Stock. The Sponsor has agreed to vote any shares of Deep Medicine Common Stock held by it as of the Record Date for the Special Meeting in favor of the proposals.

Q:	WHAT CONSTITUTES A QUORUM AT THE SPECIAL MEETING?

A:	A majority of the voting power of all outstanding shares of capital stock of Deep Medicine entitled to vote as of the Record Date at the Special Meeting must be represented virtually or by proxy at the Special Meeting to constitute a quorum and in order to conduct business at the Special Meeting. Abstentions and broker non-votes will be counted as present for the purpose of determining a quorum. The Insiders, who currently own approximately 81.9% of the issued and outstanding shares of Deep Medicine Common Stock, will count towards this quorum. Because all of the proposals to be voted on at the Special Meeting are “non-routine” matters, banks, brokers and other nominees will not have authority to vote on any proposals unless instructed, so Deep Medicine does not expect there to be any broker non-votes at the Special Meeting. As a result, as of the Record Date, in addition to the shares of the Insiders, no additional holders of Deep Medicine Common Stock would be required to be present at the Special Meeting to achieve a quorum.

Q:	WHAT VOTE IS REQUIRED TO APPROVE EACH PROPOSAL AT THE SPECIAL MEETING?

A:	The NTA Proposal: The affirmative vote of sixty-five percent (65%) of the issued and outstanding shares of Deep Medicine Common Stock at a meeting at which a quorum is present, is required to approve the NTA Proposal. Notwithstanding the approval of the NTA Proposal, if the Business Combination is not approved, the actions contemplated by the NTA Proposal will not be effected.

The Business Combination Proposal: The affirmative vote of a majority of the votes cast by holders of shares of Deep Medicine Common Stock, voting together as a single class at a meeting at which a quorum is present, is required to approve the Business Combination Proposal. Deep Medicine stockholders must approve the Business Combination Proposal in order for the Business Combination to occur. If Deep Medicine stockholders fail to approve the Required Proposals, the Business Combination will not occur. As further discussed in the section of this proxy statement/prospectus entitled “Proposal No. 2: The Business Combination Proposal — Related Agreements — Sponsor Support Agreement,” the Sponsor and Deep Medicine’s directors and officers have entered into an agreement with Deep Medicine pursuant to which the Sponsor and Deep Medicine’s directors and officers have agreed to vote shares representing approximately 81.9% of the aggregate voting power of Deep Medicine Common Stock in favor of the Business Combination Proposal.

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The Charter Proposal: The affirmative vote of the holders of a majority of the outstanding shares of Deep Medicine Common Stock, voting together as a single class, at a meeting at which a quorum is present, is required to approve the Charter Proposal. The Business Combination is conditioned upon the approval of the Charter Proposal, subject to the terms of the Merger Agreement. If the Business Combination Proposal is not approved, the Charter Proposal will not be presented to the stockholders for a vote. Notwithstanding the approval of the Charter Proposal, if the Business Combination is not consummated for any reason, the actions contemplated by the Charter Proposal will not be effected.

The Governance Proposals: Approval of each of the Governance Proposals, on a non-binding advisory basis, requires the affirmative vote of a majority of the votes cast by holders of shares of Deep Medicine Common Stock, voting together as a single class, at a meeting at which a quorum is present. If the Business Combination Proposal is not approved, the Governance Proposals will not be presented to the stockholders for a vote. Notwithstanding the approval of the Governance Proposals, if the Business Combination is not consummated for any reason, the actions contemplated by the Governance Proposals will not be effected.

The Equity Incentive Plan Proposal: The affirmative vote of a majority of the votes cast by holders of shares of Deep Medicine Common Stock, voting together as a single class at a meeting at which a quorum is present, is required to approve the Equity Incentive Plan Proposal. If the Business Combination Proposal is not approved, the Equity Incentive Plan Proposal will not be presented to the stockholders for a vote. Notwithstanding the approval of the Equity Incentive Plan Proposal, if the Business Combination is not consummated for any reason, the actions contemplated by the Equity Incentive Plan Proposal will not be effected.

The Director Election Proposal: Directors are elected by a plurality of the votes cast, in person (which would include presence at the virtual Special Meeting) or by proxy. This means that the nominees who receive the most affirmative votes will be elected. If the Business Combination Proposal is not approved, the Director Election Proposal will not be presented to the stockholders for a vote. Notwithstanding the approval of the Director Election Proposal, if the Business Combination is not consummated for any reason, the actions contemplated by the Director Election Proposal will not be effected.

The Adjournment Proposal: The affirmative vote of a majority of the votes cast by holders of shares of Deep Medicine Common Stock, voting together as a single class, regardless of whether a quorum is present, is required to approve the Adjournment Proposal. The Adjournment Proposal is not conditioned on the approval of any other proposal set forth in this proxy statement/prospectus.

Q:	WHY IS DEEP MEDICINE PROPOSING THE GOVERNANCE PROPOSALS?

A:	As required by applicable SEC guidance, Deep Medicine is requesting that its stockholders vote upon, on a non-binding advisory basis, a proposal to approve certain governance provisions contained in the Proposed Charter that may reasonably be considered to materially affect stockholder rights and therefore require a non-binding advisory basis vote pursuant to SEC guidance. This non-binding advisory vote is not otherwise required by Delaware law and is separate and apart from the Charter Proposal, but consistent with SEC guidance, Deep Medicine is submitting these provisions to its stockholders separately for approval. However, the stockholder vote regarding this proposal is an advisory vote and is not binding on Deep Medicine or the Deep Medicine Board (separate and apart from the approval of the Charter Proposal). Furthermore, the Business Combination is not conditioned on the separate approval of the Governance Proposals (separate and apart from approval of the Charter Proposal). See the section of this proxy statement/prospectus entitled “Proposal No. 4: The Governance Proposals” for additional information.

Q:	DO ANY OF DEEP MEDICINE’S SPONSOR, DIRECTORS, OFFICERS OR ADVISORS HAVE INTERESTS IN THE BUSINESS COMBINATION THAT MAY DIFFER FROM OR BE IN ADDITION TO THE INTERESTS OF DEEP MEDICINE STOCKHOLDERS?

A:	In considering the recommendation of the Deep Medicine Board to vote in favor of the Business Combination, stockholders should be aware that, aside from their interests as stockholders, our Sponsor and our directors and officers have interests in the Business Combination that are different from, or in addition to, the interests of Deep Medicine’s stockholders generally. The Deep Medicine Board was aware of and considered these interests to the extent such interests existed at the time, among other matters, in approving the Merger Agreement and in recommending that the Merger Agreement and the transactions contemplated thereby be adopted and approved by the stockholders of Deep Medicine. Stockholders should take these interests into account in deciding whether to approve the Business Combination.

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These interests include, among other things:

●	the fact that the Insiders hold an aggregate of 3,569,000 Deep Medicine Class A Shares, all of which would expire worthless if a Business Combination is not consummated (although such Deep Medicine Class A Shares have certain rights that differ from the rights of holders of the Public Shares , the aggregate value of the 3,569,000 Deep Medicine Class A Shares held by the Insiders is estimated to be approximately $40.6 million, assuming the per share value of such Deep Medicine Class A Shares is the same as the $11.38 closing price of the Public Shares on Nasdaq on July 13, 2023);

●	the fact that the Insiders hold an aggregate of 406,500 Deep Medicine Rights, all of which would expire worthless if a Business Combination is not consummated (although such Deep Medicine Rights have certain rights that differ from the rights of holders of the Public Rights, the aggregate value of the 406,500 Deep Medicine Rights held by the Insiders is estimated to be approximately $69,105, assuming the per right value of such Deep Medicine Rights is the same as the $0.17 closing price of the Public Rights on Nasdaq on July 13, 2023);

●	the fact that Deep Medicine has issued the Sponsor Affiliate Notes. As of July 13, 2023, an aggregate of approximately $2.1 million was due under the Sponsor Affiliate Notes. If the Business Combination or another initial business combination is not consummated, the Sponsor Affiliate Notes, may not be repaid, in whole or in part.

●	the fact that, unless Deep Medicine consummates the Business Combination, the Sponsor will not receive reimbursement for any out-of-pocket expenses incurred by it on behalf of Deep Medicine (none of such expenses were incurred that had not been reimbursed as of July 13, 2023) to the extent that such expenses exceed the amount of available proceeds not deposited in the Trust Account;

●	the fact that, if the Trust Account is liquidated, including in the event Deep Medicine is unable to complete an initial Business Combination within the Combination Period, the Sponsor has agreed to indemnify Deep Medicine to ensure that the proceeds in the Trust Account are not reduced below $10.10 per Public Share (before taking into account the removal of the accrued interest in the Trust Account to pay our taxes), or such lesser per Public Share amount as is in the Trust Account on the liquidation date, by the claims of prospective target businesses with which Deep Medicine has entered into an acquisition agreement or claims of any third party for services rendered or products sold to Deep Medicine, but only if such a third party or target business has not executed a waiver of any and all rights to seek access to the Trust Account;

●	the fact that Deep Medicine’s Chief Financial Officer receives payment of $5,000 per month for services rendered to Deep Medicine; and

●	the fact that Deep Medicine’s officers and directors will be issued an aggregate of 300,000 shares of New TruGolf Class A Shares within 10 days following the Closing. The aggregate value of such shares is estimated to be approximately $3.4 million, assuming the per share value of such Deep Medicine Class A Shares is the same as the $11.38 closing price of the Public Shares on Nasdaq on July 13, 2023); and

●	the fact that Humphrey Polanen, Deep Medicine’s chief executive officer, will serve as a member of the New TruGolf Board following the Closing. As a director, in the future, Mr. Polanen may receive any cash fees, stock options or stock awards that the New TruGolf Board determines to pay to its directors.

The Deep Medicine Board concluded that the potentially disparate interests would be mitigated because (i) certain of these interests were disclosed in the prospectus for Deep Medicine’s IPO and these interests are disclosed in this proxy statement/prospectus, (ii) most of these disparate interests would exist with respect to a business combination by Deep Medicine with any other target business or businesses, and (iii) the Insiders will hold equity interests in New TruGolf with value that, after the Closing, will be based on the future performance of TruGolf, which may be affected by various other factors other than these interests. In addition, Deep Medicine’s independent directors reviewed and considered these interests during their evaluation of the Business Combination and in unanimously approving, as members of the Deep Medicine Board, the Merger Agreement and the related agreements and the transactions contemplated thereby, including the Business Combination.

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Certain Other Interests in the Business Combination

In addition to the interests of the Insiders in the Business Combination, stockholders should be aware that certain other parties have financial interests that are different from, or in addition to, the interests of Deep Medicine’s stockholders. These interests include:

●	the fact that, pursuant to the BCMA, upon consummation of the Business Combination, a transaction fee equal to 3.5% of the gross proceeds received by Deep Medicine in the IPO, or $4,427,500, which will be payable to I-Bankers in shares of New TruGolf. Accordingly, I-Bankers has an interest in Deep Medicine completing the Business Combination because, If the Business Combination (or another business combination) is not consummated, I-Bankers will not receive such fee.

●	the fact that I-Bankers also owns an aggregate of 632,500 Representative Warrants issued in connection with the IPO, which will be worthless if Deep Medicine is unable to complete a business combination.

●	the fact that I-Bankers also owns an aggregate of 101,200 Representative Shares issued in connection with the IPO. The Representative Shares had an aggregate market value of approximately $1.2 million based upon the closing price of the Public Shares of $11.38 per share on Nasdaq as of July 13, 2023. If Deep Medicine is unable to complete a business combination, the Representative Shares will expire worthless.

●	the fact that I-Bankers also owns an aggregate of 113,000 Private Placement Units issued in connection with the IPO, which contain 113,000 Private Placement Shares and 113,000 Private Rights. The Private Placement Shares had an aggregate market value of approximately $1.3 million based upon the closing price of the Public Shares of $11.38 per share on Nasdaq as of July 13, 2023 and the Private Rights had an aggregate market value of approximately $19,210 based upon the closing price of Deep Medicine’s Rights of $0.17 per Right on Nasdaq as of July 13, 2023. If Deep Medicine is unable to complete a business combination, the I-Bankers Units will expire worthless, and I-Bankers will be unable to recoup this investment in Deep Medicine.

●	the fact that Greentree, a member of the Sponsor, holds an aggregate of 1,709,718 Deep Medicine Class A Shares and 189,095 Private Rights. Such Deep Medicine Class A Shares had an aggregate market value of approximately $19.5 million based upon the closing price of the Public Shares of $11.38 per share on Nasdaq as of July 13, 2023, and the Private Rights had an aggregate market value of approximately $32,146 based upon the closing price of the Public Rights of $0.17 per Right on Nasdaq as of July 13, 2023. If Deep Medicine is unable to complete a business combination, such shares will expire worthless, and Greentree will be unable to recoup this investment in Deep Medicine.

●	the fact that Greentree, a member of the Sponsor and advisor to TruGolf, pursuant to an agreement entered into with TruGolf, received 3% of the fully diluted equity of TruGolf, calculated based on TruGolf’s capitalization immediately prior to the Closing, which is equal to 430,890 shares after the Business Combination.

See the section of this proxy statement/prospectus entitled “Proposal No. 2: The Business Combination Proposal — The Business Combination — Interests of Certain Persons in the Business Combination” for additional information.

Q:	WHAT DO I NEED TO DO NOW?

A:	After carefully reading and considering the information contained in this proxy statement/prospectus, please submit your proxies as soon as possible so that your shares will be represented at the Special Meeting. Please follow the instructions set forth on the proxy card or on the voting instruction form provided by your broker, bank or other nominee if your shares are held in the name of your broker, bank or other nominee.

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Q:	HOW DO I VOTE?

A:	If you are a stockholder of record of Deep Medicine as of , 2023, the Record Date set by the Deep Medicine Board for the Special Meeting, you may submit your proxy before the Special Meeting in any of the following ways, if available:

●	use the toll-free number shown on your proxy card;

●	visit the website shown on your proxy card to vote via the Internet; or

●	complete, sign, date and return the enclosed proxy card in the enclosed postage-paid envelope.

Stockholders who choose to participate in the Special Meeting can vote their shares electronically during the meeting via live audio webcast by visiting [●]. You will need the control number that is printed on your proxy card to enter the Special Meeting. Deep Medicine recommends that you log in at least 15 minutes before the meeting to ensure you are logged in when the Special Meeting starts.

If your shares are held in “street name” through a broker, bank or other nominee, your broker, bank or other nominee will send you separate instructions describing the procedure for voting your shares. “Street name” stockholders who wish to vote at the Special Meeting will need to obtain a proxy form from their broker, bank or other nominee.

Q:	WHEN AND WHERE IS THE SPECIAL MEETING?

A:	The Special Meeting will be held on [●], 2023, at 10:00 a.m., Eastern Time, via a virtual meeting. All Deep Medicine stockholders as of the Record Date, or their duly appointed proxies, may attend the Special Meeting. Registration will begin at approximately 9:00 a.m. Eastern Time.

Q:	HOW CAN DEEP MEDICINE’S STOCKHOLDERS ATTEND THE SPECIAL MEETING?

A:	If you are a registered stockholder, you received a Notice and Access instruction form or proxy card from American Stock Transfer & Trust Company (“AST”). Both forms contain instructions on how to attend the virtual Special Meeting including the URL address, along with your control number. You will need your control number for access. If you do not have your control number, contact AST at the phone number or e-mail address below. AST’s contact information is as follows: telephone [ ] or email [ ].

You can pre-register to attend the virtual Special Meeting starting [●], 2023 at 10:00 a.m., Eastern Time. Enter the URL address into your browser [●], enter your control number, name and email address. Once you pre-register you can vote or enter questions in the chat box. At the start of the meeting, you will need to re-log in using your control number and will also be prompted to enter your control number if you vote during the meeting. Deep Medicine recommends that you log in at least 15 minutes before the meeting to ensure you are logged in when the Special Meeting starts.

Beneficial owners, who hold their shares through a bank or broker, will need to contact AST to receive a control number. If you hold your shares in this manner and plan to vote at the Special Meeting, you will need to have a legal proxy from your bank or broker or if you would like to join and not vote AST will issue you a guest control number with proof of ownership. Either way you must contact AST for specific instructions on how to receive the control number. AST can be contacted at the number or email address above. Please allow up to 72 hours prior to the meeting for processing your control number.

If you do not have Internet capabilities, you can listen only to the meeting by dialing [    ] (toll-free) within the U.S. and Canada, (toll-free) outside the U.S. and Canada [    ] (standard rates apply) and, when prompted, enter the pin number [    ]. This is listen-only, so you will not be able to vote or enter questions during the meeting.

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Q:	WHAT IF DURING THE CHECK-IN TIME OR DURING THE SPECIAL MEETING I HAVE TECHNICAL DIFFICULTIES OR TROUBLE ACCESSING THE VIRTUAL MEETING WEBSITE?

A:	If you encounter any difficulties accessing the virtual meeting during the check-in or meeting time, please call the technical support number that will be posted on the virtual stockholder meeting log in page.

Q:	IF MY SHARES ARE HELD IN “STREET NAME” BY A BROKER, BANK OR OTHER NOMINEE, WILL MY BROKER, BANK OR OTHER NOMINEE VOTE MY SHARES FOR ME?

A:	As discussed above, if your shares are held in “street name” in a stock brokerage account or by a broker, bank or other nominee, you must provide the record holder of your shares with instructions on how to vote your shares. Please follow the voting instructions provided by your broker, bank or other nominee. Please note that you may not vote shares held in “street name” by returning a proxy card directly to Deep Medicine or by voting online at the Special Meeting unless you provide a “legal proxy,” which you must obtain from your broker, bank or other nominee.

Under the rules of Nasdaq, brokers who hold shares in “street name” for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, brokers are not permitted to exercise their voting discretion with respect to the approval of matters that Nasdaq determines to be “non-routine” without specific instructions from the beneficial owner. It is expected that all proposals to be voted on at the Special Meeting are “non-routine” matters and therefore, Deep Medicine does not expect there to be any broker non-votes at the Special Meeting.

If you are a Deep Medicine stockholder holding your shares in “street name” and you do not instruct your broker, bank or other nominee on how to vote your shares, your broker, bank or other nominee will not vote your shares on the NTA Proposal, the Business Combination Proposal, the Charter Proposal, the Governance Proposals, the Equity Incentive Plan Proposal, the Director Election Proposal or the Adjournment Proposal. The failure of your broker to vote will be the equivalent of a vote “AGAINST” the NTA Proposal and the Charter Proposal, but will have no effect on the vote count for the other proposals.

Q:	WHAT HAPPENS IF I SELL MY DEEP MEDICINE SHARES BEFORE THE SPECIAL MEETING?

A:	The Record Date for the Special Meeting is earlier than the date of the Special Meeting. If you transfer your Deep Medicine Class A Shares after the Record Date, but before the Special Meeting, unless the transferee obtains from you a proxy to vote those shares, you will retain your right to vote at the Special Meeting. However, you will not be able to seek redemption of your Deep Medicine Class A Shares because you will no longer be able to deliver them for cancellation upon the consummation of the Business Combination in accordance with the provisions described herein. If you transfer your Deep Medicine Class A Shares prior to the Record Date, you will have no right to vote those shares at the Special Meeting or redeem those shares for a pro rata portion of the proceeds held in the Trust Account.

Q:	WHAT IF I ATTEND THE DEEP MEDICINE SPECIAL MEETING AND ABSTAIN OR DO NOT VOTE?

A:	For purposes of the Special Meeting, an abstention occurs when a stockholder attends the meeting online and does not vote or returns a proxy with an “abstain” vote.

If you are a Deep Medicine stockholder that attends the Special Meeting virtually and fails to vote on the NTA Proposal, the Business Combination Proposal, the Charter Proposal, the Governance Proposals, the Equity Incentive Plan Proposal, the Director Election Proposal or the Adjournment Proposal, your failure to vote will have the same effect as a vote “AGAINST” the NTA Proposal and the Charter Proposal, but will have no effect on the vote count for such other proposals. If you are a Deep Medicine stockholder that attends the Special Meeting virtually and you respond to such proposals with an “abstain” vote, your “abstain” vote will have the same effect as a vote “AGAINST” the NTA Proposal and the Charter Proposal but will have no effect on any of the other proposals.

Q:	WHAT WILL HAPPEN IF I RETURN MY PROXY CARD WITHOUT INDICATING HOW TO VOTE?

A:	If you sign and return your proxy card without indicating how to vote on any particular proposal, the Deep Medicine Common Stock represented by your proxy will be voted as recommended by the Deep Medicine Board with respect to that proposal.

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Q:	MAY I CHANGE MY VOTE AFTER I HAVE DELIVERED MY PROXY OR VOTING INSTRUCTION CARD?

A:	Yes. You may change your vote at any time before your proxy is voted at the Special Meeting. You may do this in one of three ways:

●	filing a notice with the corporate secretary of Deep Medicine;

●	mailing a new, subsequently dated proxy card; or

●	attending the Special Meeting virtually and electing to vote your shares online.

If you are a stockholder of record of Deep Medicine and you choose to send a written notice or to mail a new proxy, you must submit your notice of revocation or your new proxy to Deep Medicine Acquisition Corp., 595 Madison Avenue, 12th Floor, New York, NY 10017, and it must be received at any time before the vote is taken at the Special Meeting. Any proxy that you submitted may also be revoked by submitting a new proxy by mail, or online or by telephone, not later than when the polls for voting close during the Special Meeting on [●], 2023, or by voting online at the Special Meeting. Simply attending the Special Meeting will not revoke your proxy. If you have instructed a broker, bank or other nominee to vote your shares of Deep Medicine Common Stock, you must follow the directions you receive from your broker, bank or other nominee in order to change or revoke your vote.

Q:	WHAT HAPPENS IF I FAIL TO TAKE ANY ACTION WITH RESPECT TO THE DEEP MEDICINE SPECIAL MEETING?

A:	If you fail to take any action with respect to the Special Meeting and the Business Combination is approved by stockholders and consummated, you will become a stockholder of New TruGolf. Failure to take any action with respect to the Special Meeting will not affect your ability to exercise your redemption rights. If you fail to take any action with respect to the Special Meeting and the Business Combination is not approved, you will continue to be a stockholder of Deep Medicine in the event that Deep Medicine searches for another target business with which to complete a business combination.

Q:	WHAT SHOULD I DO IF I RECEIVE MORE THAN ONE SET OF VOTING MATERIALS?

A:	Stockholders may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered under more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast a vote with respect to all of your shares.

Q:	WHO CAN HELP ANSWER MY QUESTIONS?

A:	If you have any questions about the proxy materials, need assistance submitting your proxy or voting your shares or need additional copies of this proxy statement/prospectus or the enclosed proxy card, you should contact Advantage Proxy, Inc., the proxy solicitation agent for Deep Medicine, toll-free at (877) 870-8565 or email Advantage Proxy at ksmith@advantageproxy.com.

If you intend to seek redemption of your Public Shares, you will need to send a letter demanding redemption and deliver your stock (either physically or electronically) to Deep Medicine’s transfer agent prior to the Special Meeting in accordance with the procedures detailed under the question “How do I exercise my redemption rights?” If you have questions regarding the certification of your position or delivery of your stock, please contact:

American Stock Transfer & Trust Company
6201 15th Avenue, Brooklyn, NY 11219
Attn: SPAC Support Team

E-mail: SPACSUPPORT@astfinancial.com

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It is anticipated that, upon completion of the Business Combination: (i) the Insiders will retain an ownership interest of approximately 25.6% in New TruGolf, (ii) Deep Medicine’s public stockholders will retain an ownership interest of approximately 13.1% in New TruGolf, I-Bankers will own approximately 4.4% in New TruGolf, and (iii) existing TruGolf stockholders will own approximately 56.9% of New TruGolf. These levels of ownership interest: (a) exclude the impact of the shares underlying any outstanding warrants and convertible debts, (b) exclude the aggregate of 300,000 Deep Medicine Class A Shares issuable to Deep Medicine’s officers and directors within 10 days following the Closing, (c) exclude 4,500,000 Earnout Shares pursuant to the Merger Agreement, (d) assume that no Deep Medicine public stockholder exercises redemption rights with respect to its shares for a pro rata portion of the funds in Deep Medicine’s Trust Account and (e) assume that no shares are issued pursuant to the 2023 Plan. See the section of this proxy statement/prospectus entitled “Unaudited Pro Forma Condensed Combined Financial Information”, “Proposal No. 5 — The Equity Incentive Plan Proposal” for additional information.

The following table illustrates varying ownership levels in New TruGolf, assuming no redemptions by Deep Medicine’s public stockholders, 25% redemption by Deep Medicine’s public stockholders, 50% redemption by Deep Medicine’s public stockholders, 75% redemption by Deep Medicine’s public stockholders and the maximum contractual redemptions by Deep Medicine’s public stockholders:

	Assuming		Assuming		Assuming		Assuming		Assuming Maximum
	No Redemptions (1)		25% Redemptions (2)		50% Redemptions (3)		75% Redemptions (4)		Redemptions (5)

Current TruGolf stockholders	8,000,000	56.9%	8,000,000	57.2%	8,000,000	57.5%	8,000,000	57.7%	8,000,000	58.0%
Deep Medicine Public Stockholders	1,839,764	13.1%	1,769,813	12.6%	1,699,862	12.2%	1,629,911	11.8%	1,559,960	11.3%
Insiders	3,609,650	25.6%	3,609,650	25.8%	3,609,650	25.9%	3,609,650	26.1%	3,609,650	26.2%
I-Bankers	613,591	4.4%	613,591	4.4%	613,591	4.4%	613,591	4.4%	613,591	4.5%
Pro Forma Combined Company Common Stock	14,063,005	100.0%	13,993,054	100.0%	13,923,103	100.0%	13,853,152	100.0%	13,783,201	100.0%
Total Class A shares	8,154,752		8,084,801		8,014,850		7,944,899		7,874,948
Total Class B shares	5,908,253		5,908,253		5,908,253		5,908,253		5,908,253

(1)	Assumes that no Deep Medicine Class A Shares are redeemed.

(2)	Assumes that the public stockholders holding approximately 12.2% of the Public Shares exercise redemption rights with respect to their Public Shares. This scenario assumes that 69,951 Public Shares are redeemed for an aggregate redemption payment of approximately $0.8 million, inclusive of a pro rata portion of interest accrued on the Trust Account (including interest not previously released to Deep Medicine to pay taxes).

(3)	Assumes that the public stockholders holding approximately 24.4% of the Public Shares exercise redemption rights with respect to their Public Share. This scenario assumes that 139,902 Public Shares are redeemed for an aggregate redemption payment of approximately $1.6 million, inclusive of a pro rata portion of interest accrued on the Trust Account (including interest not previously released to Deep Medicine to pay taxes).

(4)	Assumes that the public stockholders holding approximately 36.6% of the Public Shares exercise redemption rights with respect to their Public Shares. This scenario assumes that 209,853 Public Shares are redeemed for an aggregate redemption payment of approximately $2.4 million, inclusive of a pro rata portion of interest accrued on the Trust Account (including interest not previously released to Deep Medicine to pay taxes).

(5)	Assumes that the public stockholders holding approximately 48.8% of the Public Shares exercise redemption rights with respect to their Public Shares, which is the maximum permitted amount of redemptions while still satisfying the conditions to the consummation of the Business Combination in the Merger Agreement. This scenario assumes that 279,804 Public Shares are redeemed for an aggregate redemption payment of approximately $3.2 million, inclusive of a pro rata portion of interest accrued on the Trust Account (including interest not previously released to Deep Medicine to pay taxes).

The Special Meeting

Date, Time and Place of the Special Meeting

The Special Meeting will be held on [●], 2023, at 10:00 a.m., Eastern Time, via a virtual meeting. At the Special Meeting, Deep Medicine stockholders will be asked to approve the NTA Proposal, the Business Combination Proposal, the Charter Proposal, the Governance Proposals, the Equity Incentive Plan Proposal, the Director Election Proposal and the Adjournment Proposal (if necessary).

Voting Power; Record Date

The Deep Medicine Board has fixed the close of business on           , 2023, as the Record Date for determining Deep Medicine stockholders entitled to notice of and to attend and vote at the Special Meeting. As of the close of business the Record Date, there were 4,357,964 shares of Deep Medicine Common Stock outstanding and entitled to vote. Each share of Deep Medicine Common Stock is entitled to one vote per share at the Special Meeting. The Sponsor has agreed to vote any Deep Medicine securities it holds in favor of each of the proposals being presented at the Special Meeting.

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Quorum and Vote of Deep Medicine Stockholders

A quorum will be present at the Special Meeting if a majority of the voting power of all outstanding shares of Deep Medicine Common Stock entitled to vote as of the Record Date at the Special Meeting is represented virtually or by proxy. Abstentions will be counted as present for the purpose of determining a quorum. The Insiders, which currently own an aggregate of approximately 81.9% of the issued and outstanding shares of Deep Medicine Common Stock, will count towards this quorum. As a result, as of the Record Date, in addition to the shares of the Insiders, no additional holders of Deep Medicine Common Stock would be required to be present at the Special Meeting to achieve a quorum.

Approval of the NTA Proposal requires the affirmative vote of holders of sixty-five percent (65%) of the issued and outstanding shares of Deep Medicine Common Stock, voting together as a single class. Approval of the Business Combination Proposal, the Governance Proposals (each of which is a non-binding, advisory vote) and the Equity Incentive Plan Proposal require the affirmative vote of a majority of the votes cast by holders of shares of Deep Medicine Common Stock, voting together as a single class. Directors are elected by a plurality of the votes cast, in person (which would include presence at the virtual Special Meeting) or by proxy. This means that the nominees who receive the most affirmative votes will be elected. Approval of the Charter Proposal requires the affirmative vote of the holders of a majority of the then outstanding shares of Deep Medicine Common Stock, voting together as a single class, at a meeting at which a quorum is present. Approval of the Adjournment Proposal requires the affirmative vote of a majority of the votes cast by holders of shares of Deep Medicine Common Stock, voting together as a single class, regardless of whether a quorum is present.

Consummation of the Business Combination is conditioned on the approval of each of the Required Proposals. The Adjournment Proposal is not conditioned on the approval of any other proposal. If the Business Combination Proposal is not approved, the other proposals (except the Adjournment Proposal) will not be presented to the stockholders for a vote.

The Proposals to be Submitted at the Special Meeting

The following is a summary of the proposals to be submitted at the Special Meeting.

Proposal 1: The NTA Proposal

Assuming the Business Combination Proposal (Proposal 2) is approved and adopted, a proposal to approve and adopt the NTA Proposal, which shall be effective, if adopted and implemented by Deep Medicine, prior to the consummation of the proposed Business Combination, to remove the limitation on share redemptions that would cause Deep Medicine to be unable to consummate the Business Combination if stockholder redemptions would cause Deep Medicine’s net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) to be less than $5,000,001. See the section of this proxy statement/prospectus entitled “Proposal No. 1: The NTA Proposal.”

Proposal 2: The Business Combination Proposal

A proposal to adopt and approve the Merger Agreement, certain related agreements and the transactions contemplated thereby (including the Business Combination). See the section of this proxy statement/prospectus entitled “Proposal No. 2: The Business Combination Proposal” and the Merger Agreement, a copy of which is attached as Annex B to this proxy statement/prospectus, for additional information.

Proposal 3: The Charter Proposal

Assuming the Business Combination Proposal (Proposal 2) is approved and adopted, to approve and adopt the Proposed Charter, in the form attached to this proxy statement/prospectus as Annex C, which will amend and restate the Existing Charter in its entirety and be effective when duly filed with the Secretary of State of the State of Delaware in connection with the Closing. See the section of this proxy statement/prospectus entitled “Proposal No. 3: The Charter Proposal” and the Proposed Charter, a copy of which is attached as Annex C to this proxy statement/prospectus, for additional information.

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Proposal 4: The Governance Proposals

A proposal to approve, on a non-binding advisory basis, certain governance provisions in the Proposed Charter, presented separately in accordance with the SEC requirements:

●	Proposal No. 4.A: Number of Authorized Shares

●	Proposal No. 4.B: Two separate classes of shares of Common Stock, with differential voting rights

●	Proposal No. 4.C: No stockholder Vote Required to Amend the Proposed Bylaws

●	Proposal No. 4.D: Limitation of Exclusive Forum Provision

●	Proposal No. 4.E: Status as Blank Check Company

See the section of this proxy statement/prospectus entitled “Proposal No. 4: The Governance Proposals” for additional information.

Proposal 5: The Equity Incentive Plan Proposal

A proposal to approve and adopt the 2023 Plan, established to be effective after the Closing. See the section of this proxy statement/prospectus entitled “Proposal No. 5: The Equity Incentive Plan Proposal” for additional information.

Proposal 6: The Director Election Proposal

A proposal to consider and vote upon the election of seven (7) directors, who, upon consummation of the Business Combination, will constitute all the members of the board of directors of New TruGolf. See the section of this proxy statement/prospectus entitled “Proposal No. 6: The Director Election Proposal” for additional information.

Proposal 7: The Adjournment Proposal

If necessary, a proposal to adjourn the Special Meeting to a later date or dates, if necessary or appropriate as determined by the Deep Medicine Board. See the section of this proxy statement/prospectus entitled “Proposal No. 7: The Adjournment Proposal” for additional information.

Redemption Rights

Holders of Deep Medicine Class A Shares may seek to redeem their shares for cash, regardless of whether they vote for or against, or whether they abstain from voting on, the Business Combination Proposal. Any stockholder holding Deep Medicine Class A Shares may demand that Deep Medicine redeem such shares for a full pro rata portion of the Trust Account (which, for illustrative purposes, was approximately $11.41 per share as of July 13, 2023, including interest not previously released to Deep Medicine to pay taxes), calculated as of two business days prior to the anticipated consummation of the Business Combination. If a holder properly seeks redemption as described in this section and the Business Combination is consummated, Deep Medicine will redeem these shares for a pro rata portion of funds deposited in the Trust Account and the holder will no longer own these shares following the Business Combination. Additional terms and conditions apply. See the section of this proxy statement/prospectus entitled “Deep Medicine Special Meeting — Redemption Rights” for additional information.

On December 23, 2022, the Company held a special meeting of stockholders in lieu of an annual meeting of stockholders (the “Second Extension Meeting”). At the Second Extension Meeting, Deep Medicine’s stockholders approved an amendment to Deep Medicine’s Second Amended and Restated Certificate of Incorporation (the “Charter Amendment”) to extend the date by which Deep Medicine must consummate its initial business combination from January 29, 2023 to July 29, 2023, or such earlier date as determined by the Deep Medicine Board. In connection with the Second Extension Meeting, stockholders holding 11,819,790 shares of the Public Shares exercised their right to redeem such shares for a pro rata portion of the funds in the Trust Account. As a result, $121,034,650 (approximately $10.24 per share) was removed from the Trust Account to pay such holders. Following such redemptions, Deep Medicine had 830,210 Public Shares outstanding.

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On July 13, 2023, Deep Medicine held the Third Extension Meeting of Deep Medicine’s stockholders, at which Deep Medicine’s stockholders approved the Charter Amendment to extend the date by which Deep Medicine must consummate its initial business combination from July 29, 2023 to January 29, 2024, or such earlier date as determined by Deep Medicine’s board of directors. Deep Medicine’s stockholders holding 255,446 Public Shares exercised their right to redeem such shares for a pro rata portion of the funds in Deep Medicine’s trust account. As a result, approximately $2,914,230 (approximately $11.41 per share) was removed from Deep Medicine’s trust account to pay such holders. Following redemptions, Deep Medicine had 4,357,964 Deep Medicine Class A Shares issued and outstanding, including 574,764 Public Shares.

Appraisal Rights

Holders of shares of Deep Medicine Common Stock are not entitled to appraisal rights in connection with the Business Combination under Delaware law.

Proxy Solicitation

Proxies may be solicited by mail, telephone or in person. Deep Medicine has engaged Advantage Proxy, Inc. to assist in the solicitation of proxies. If a stockholder grants a proxy, it may still vote its shares during the Special Meeting if it revokes its proxy before such meeting. A stockholder may also change its vote by submitting a later-dated proxy as described in the section of this proxy statement/prospectus entitled “Deep Medicine Special Meeting— Revoking Your Proxy” for additional information.

Sources and Uses of Funds for the Business Combination

The following tables summarize the sources and uses for funding the Business Combination (i) assuming that none of Deep Medicine’s outstanding Deep Medicine Class A Shares are redeemed in connection with the Business Combination and (ii) assuming that 279,804 of Deep Medicine’s Class A Shares subject to redemption are redeemed for an aggregate payment of approximately $3.2 million, which is the maximum permitted amount of redemptions while still satisfying the conditions to the consummation of the Business Combination in the Merger Agreement. For an illustration of the number of shares and percentage interests outstanding under these scenarios, see the section entitled “— Equity Ownership Upon Closing.”

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No redemption

Sources of Funds		Uses
(in thousands)

Existing Cash held in Trust Account	$6,557	Shares of Deep Medicine Class A Shares issued to TruGolf Equityholders(1)	$20,917
Proceeds from convertible debt, net of 10% OID	$9,900	Shares of Deep Medicine Class B Shares issued to TruGolf Equityholders(1)	59,083
Cash from TruGolf	9,656	Transaction Expenses and loan repayments	4,865
Shares of New TruGolf common stock and awards issued to TruGolf Equityholders(1)	80,000	Cash to New TruGolf Balance Sheet	21,248
Total Sources	$106,113	Total Uses	$106,113

Maximum redemption

Sources of Funds		Uses
(in thousands)

Existing Cash held in Trust Account	$3,365	Shares of Deep Medicine Class A Shares issued to TruGolf Equityholders(1)	$20,917
Proceeds from convertible debt, net of 10% OID	$9,900	Shares of Deep Medicine Class B Shares issued to TruGolf Equityholders(1)	59,083
Cash from TruGolf	9,656	Transaction Expenses and loan repayments	4,865
Shares of New TruGolf common stock and awards issued to TruGolf Equityholders(1)	80,000	Cash to New TruGolf Balance Sheet	18,056
Total Sources	$102,921	Total Uses	$102,921

(1)	Shares issued to TruGolf’s stockholders are at $10.00 per share. Assumes 2,091,747 shares issued to TruGolf’s stockholders at Closing in the form of Class A common stock and 5,908,253 shares issued to TruGolf’s stockholders at Closing in the form of Class B common stock. See the section of this proxy statement/prospectus entitled “Unaudited Pro Forma Condensed Combined Financial Information” for more details.

Summary of Risk Factors

You should consider all the information contained in this proxy statement/prospectus in deciding how to vote for the proposals presented in the proxy statement/prospectus. The occurrence of one or more of the events or circumstances described in the section entitled “Risk Factors,” alone or in combination with other events or circumstances, may harm New TruGolf’s business, financial condition and operating results. Such risks include, but are not limited to:

●	The COVID-19 pandemic or similar outbreaks could have an adverse impact on our business and operations, and the markets and communities in which we, our partners and customers operate, and the impact of the pandemic is difficult to assess or predict.

●	We may not be able to accurately predict our future capital needs, and we may not be able to obtain additional financing to fund our operations on the terms and in the manner previously obtained.

●	If the Business Combination’s benefits do not meet the expectations of financial analysts, the market price of New TruGolf Common Stock may decline.

●	Deep Medicine stockholders will have a reduced ownership and voting interest after the Business Combination and will exercise less influence over management.

●	Deep Medicine’s directors and officers may have interests in the Business Combination that differ from the interests of Deep Medicine’s stockholders.

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●	New TruGolf may be required to take actions that could have a significant negative effect on New TruGolf’s financial condition, results of operations and the price of New TruGolf’s securities, which could cause you to lose some or all of your investment.

●	Changes in laws or regulations, or a failure to comply with any laws and regulations, may adversely affect our business, including our ability to negotiate and complete our initial business combination and results of operations.

●	The unaudited pro forma condensed combined financial information included in this proxy statement/prospectus is preliminary and the actual financial condition and results of operations after the Business Combination may differ materially.

●	The ability of Deep Medicine stockholders to exercise redemption rights with respect to a large number of Public Shares may not allow Deep Medicine to complete the most desirable business combination or optimize its capital structure.

●	Deep Medicine’s current directors’ and executive officers’ affiliates own shares of Deep Medicine Common Stock and warrants that will be worthless if the Business Combination is not approved. Such interests may have influenced their decision to approve the Business Combination.

●	TruGolf has a limited operating history and has been growing rapidly over the last several years, which makes it difficult to forecast our future results of operations and increases the risk of your investment.

●	We may be unable to successfully close potential acquisitions, or successfully integrate the operations of such target businesses, if acquired, which could have an adverse impact on our business.

●	TruGolf relies heavily on the services of our senior management team, and if we are not successful in attracting or retaining senior management personnel, we may not be able to successfully implement our business strategy.

●	Adverse or weakened general economic and market conditions may reduce spending on technology and information, which could harm our revenue, results of operations, and cash flows.

●	TruGolf relies heavily on the services of our senior management team, and if we are not successful in attracting or retaining senior management personnel, we may not be able to successfully implement our business strategy.

The other matters described in the section of this proxy statement/prospectus entitled “Risk Factors” beginning on page 49.

SELECTED HISTORICAL FINANCIAL INFORMATION OF DEEP MEDICINE

The following table sets forth selected historical financial information of Deep Medicine for the periods and as of the dates indicated. The selected historical financial information of Deep Medicine as of March 31, 2023 and 2022, and for the years ended March 31, 2023 and 2022 was derived from the audited financial statements included elsewhere in this proxy statement/prospectus. The information is only a summary and should be read in conjunction with Deep Medicine’s financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Deep Medicine” contained elsewhere in this proxy statement/prospectus. Deep Medicine’s historical results are not necessarily indicative of future results. All amounts are in thousands of Dollars, except per share data.

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	For year ended	For year ended
	March 31, 2023	March 31, 2022
	(Audited)	(Audited)
Statement of Operations Data:
(in thousands of US$, except for number of shares and per share data)

Loss from operation	$(2,167)	$(410)
Unrealized gain (loss) from the trust account	1,824	(4)

Income tax	(57)	-

Net loss	$(400)	$(414)

Net loss per share
Basic and diluted - Class A	$(0.03)	$(0.05)
Basic and diluted - Class B	$(0.03)	$(0.05)

Weighted average number of shares
Basic and diluted - Class A	10,946,277	5,578,069
Basic and diluted - Class B	2,313,390	3,162,500

Cash Flow Data:
(in thousands of US$)

Net cash used in operating activities	$(1,036)	$(698)
Net cash provided by (used in) investing activities	$120,425	$(127,765)
Net cash (used in) provided by financing activities	$(119,670)	$128,840

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	As of
	March 31, 2023	March 31, 2022
	(Audited)	(Audited)
Balance Sheet Data:
(in thousands of US$)

Cash and cash equivalents	$596	$877
Prepaid expenses	20	315
Government securities held in Trust Account	9,161	127,761
TOTAL ASSETS	$9,777	$128,953

Total current liabilities	$2,795	$536
Total non-current liabilities	4,428	4,428
Common stock subject to redemption	8,994	127,765
Total stockholders’ (deficit)	(6,440)	(3,776)
TOTAL LIABILITIES AND STOCKHOLDERS’ (DEFICIT)	$9,777	$128,953

SELECTED HISTORICAL FINANCIAL INFORMATION OF TRUGOLF

The following tables present selected historical financial data for TruGolf. TruGolf derived the summary statements of operations data for the fiscal years ended December 31, 2022 and 2021, and the summary balance sheet data as of December 31, 2022 and 2021 from its audited financial statements included elsewhere in this proxy statement/prospectus. TruGolf, Inc.’s historical results are not necessarily indicative of the results that may be expected in any future period.

TruGolf derived the summary statements of operations data for the three months ended March 31, 2023 and 2022, and the summary balance sheet data as of March 31, 2023 from its unaudited interim financial statements included elsewhere in this proxy statement/prospectus.

The unaudited interim financial statements were prepared on a basis consistent with our audited financial statements included by reference into this proxy statement/prospectus, and, in the opinion of management, reflect all adjustments, consisting only of normal recurring adjustments, that are necessary for the fair statement of such data. Our historical results are not necessarily indicative of the results to be expected for any future period, and our interim results are not necessarily indicative of results to be expected for the full year or any other period.

When you read this summary consolidated financial data, it is important that you read it together with TruGolf, Inc.’s financial statements and related notes included elsewhere in this proxy statement/prospectus and the section titled “TruGolf, Inc.’s Management Discussion and Analysis of Financial Condition and Results of Operations.”

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	For three months ended		For years ended
	March 31, 2023	March 31, 2022	December 31, 2022	December 31, 2021
	(Unaudited)	(Unaudited)	(Audited)	(Audited)
Statement of Operations Data:
(in thousands of US$)

Revenues, net	$5,083	$6,393	$20,227	$21,246
Cost of revenues	(1,142)	(1,659)	(7,018)	(5,262)
Gross profit	3,941	4,734	13,209	15,984
Total operating expenses	8,846	2,884	12,477	9,675
(Loss) income from operations	(4,905)	1,850	732	6,309
Total other expense	(446)	(197)	(1,689)	(118)
Net (loss) income	(5,351)	1,653	(957)	6,191
Unrealized gain in fair value of short-term investments	12	-	-	-
Comprehensive (loss) income	(5,339)	1,653	(957)	6,191

Consolidated Cash Flow Data:
(in thousands of US$)

Net cash (used in) provided by operating activities	$(3,072)	$2,438	$792	$4,518
Net cash used in investing activities	$(2,468)	$(4)	$(41)	$(23)
Net cash provided by (used in) financing activities	$1,884	$(66)	$(1,803)	$(810)

	As of
	March 31, 2023	December 31, 2022	December 31, 2021
	(Unaudited)	(Audited)	(Audited)
Balance Sheet Data:
(in thousands of US$)

ASSETS
Current assets:
Cash and cash equivalents	$6,001	$9,656	$10,709
Accounts receivable, net	1,171	1,745	1,500
Inventory, net	3,244	2,121	1,856
Prepaid expenses	77	148	358
Short-term investment	2,433	-	-

Other current assets	58	18	118
Total current assets	12,984	13,688	14,541
Total non-current assets	2,734	898	347
Total assets	$15,718	$14,586	$14,888

Total current liabilities	$9,438	$7,410	$5,423
Total non-current liabilities:	$10,557	$10,607	$12,621
Total stockholders’ deficit	$(4,277)	$(3,431)	$(3,156)
Total liabilities and stockholders’ deficit	$15,718	$14,586	$14,888

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SUMMARY UNAUDITED PRO FORMA CONDENSED
COMBINED FINANCIAL INFORMATION

TruGolf and Deep Medicine are providing the following unaudited pro forma condensed combined financial information to aid you in your analysis of the financial aspects of the Business Combination.

The following selected unaudited pro forma condensed combined statement of financial positions combines the audited balance sheet of Deep Medicine as of March 31, 2023, and the audited balance sheet of TruGolf as of December 31, 2022, giving effect to the transactions as if they had been consummated as of March 31, 2023.

The following selected unaudited pro forma condensed combined statement of operations for the twelve months ended March 31, 2023 combines the audited statement of operations of Deep Medicine for the twelve months ended March 31, 2023 with the audited statement of operations of TruGolf for the twelve months ended December 31, 2022, giving effect to the transactions as if they had occurred as of April 1, 2022 (the beginning of the annual pro-forma period).

The unaudited pro forma combined financial information has been prepared based upon the following three scenarios.

●	Scenario 1 – Assuming no redemptions for cash. This presentation assumes that no public stockholders of Deep Medicine exercise redemption rights with respect to their Deep Medicine Common Stock upon consummation of the Merger.

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●	Scenario 2 – Assuming redemptions of 139,902 public shares for cash, or approximately 50.0% of the Public Shares assumed to be redeemed under the maximum contractual redemption scenario. This presentation assumes that the public stockholders holding approximately 24.4% of the Public Shares exercise redemption rights with respect to their Public Shares, which is approximately 50.0% of the Public Shares assumed to be redeemed under the maximum contractual redemption scenario. This scenario assumes that 139,902 Public Shares are redeemed for an aggregate redemption payment of approximately $1.6 million, inclusive of a pro rata portion of interest accrued on the Trust Account (including interest not previously released to Deep Medicine to pay taxes); and

●	Scenario 3 – Assuming redemptions of 279,804 public shares for cash, the maximum contractual redemption scenario. This presentation assumes that the public stockholders holding approximately 48.8% of the Public Shares exercise redemption rights with respect to their Public Shares, which is the maximum permitted amount of redemptions while still satisfying the conditions to the consummation of the Business Combination in the Merger Agreement. This scenario assumes that 279,804 Public Shares are redeemed for an aggregate redemption payment of approximately $3.2 million, inclusive of a pro rata portion of interest accrued on the Trust Account (including interest not previously released to Deep Medicine to pay taxes).

The financial information has been adjusted to give effect to the expected events that are related and/or directly attributable to the transactions, are factually supportable. The adjustments presented in the selected unaudited pro forma condensed combined financial statements have been identified and presented to provide relevant information necessary for an understanding of the combined company upon consummation of the transactions.

The financial information of Deep Medicine was derived from the audited financial statements of Deep Medicine for the fiscal year ended March 31, 2023 which are included elsewhere in this proxy statement/prospectus.

The financial information of TruGolf was derived from the audited financial statements of TruGolf for the year ended December 31, 2022, included elsewhere in this proxy statement/prospectus.

This information should be read together with Deep Medicine’s and TruGolf’s financial statements and related notes, “Other Information Related to Deep Medicine — Deep Medicine’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “TruGolf’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information included elsewhere in this proxy statement/prospectus.

The selected unaudited pro forma condensed combined financial information is presented for illustrative purposes only. Such information is only a summary and should be read in conjunction with the section titled “Unaudited Pro Forma Condensed Combined Financial Information.” The financial results may have been different had the companies always been combined. You should not rely on the selected unaudited pro forma condensed combined financial information as being indicative of the historical results that would have been achieved had the companies always been combined or the future results that the combined company will experience.

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Selected Unaudited Pro Forma Financial Information

(Amounts in thousands of US$, except for number of shares and per share data)

			Scenario 1	Scenario 2	Scenario 3
			Assuming No	Assuming 50%	Assuming Maximum
			Redemptions into Cash	Redemptions into Cash	Redemptions into Cash
			Pro Forma	Pro Forma	Pro Forma
	Deep Medicine	TruGolf	Balance Sheet	Balance Sheet	Balance Sheet
Balance Sheet Data - As of March 31, 2023

Total current assets	$9,777	$13,688	$25,350	$23,754	$22,158
Total assets	$9,777	$14,586	$26,248	$24,652	$23,056
Total current liabilities	$2,795	$7,410	$12,760	$12,760	$12,760
Total liabilities	$7,223	$18,017	$23,367	$23,367	$23,367
Total stockholders’ (deficit) equity	$(6,440)	$(3,431)	$2,881	$1,285	$(311)

Statement of Operations Data - Twelve Months Ended March 31, 2023

Revenue	$-	$20,227	$20,227	$20,227	$20,227
Net loss	$(400)	$(957)	$(1,161)	$ (,1,61)	$(1,161)
Net loss per share
Basic and diluted - Class A	$(0.03)		$(0.14)	$(0.14)	$(0.15)
Basic and diluted - Class B	$(0.03)		$(0.20)	$(0.20)	$(0.20)

Weighted average number of shares
Basic - Class A	10,946,277		8,154,752	8,014,850	7,874,948
Diluted - Class A	11,578,777		15,387,252	15,247,350	15,107,448
Basic and diluted - Class B	2,313,390		5,908,253	5,908,253	5,908,253

COMPARATIVE PER SHARE INFORMATION

The following table sets forth the historical comparative share information for Deep Medicine and TruGolf on a stand-alone basis and the unaudited pro forma combined share information for the year ended March 31, 2023, after giving effect to the Business Combination, (1) assuming no Deep Medicine stockholders exercise redemption rights with respect to their common stock upon the consummation of the Business Combination; (2) assuming that Deep Medicine stockholders exercise their redemption rights with respect to 50% of the Public Shares assumed to be redeemed under the maximum contractual redemption scenario upon consummation of the Business Combination and (3) assuming that Deep Medicine Stockholders exercise their redemption rights with respect to a maximum of 279,804 shares of Deep Medicine Common Stock upon consummation of the Business Combination, which is the maximum permitted amount of redemptions while still satisfying the conditions to the consummation of the Business Combination in the Merger Agreement. The number of shares redeemed may vary, as long as Deep Medicine has the Minimum Cash Condition of at least $10 million upon consummation of the Business Combination, after payment of amounts owed to the Sponsor and its affiliates but prior to payment of transaction expenses in an aggregate amount not to exceed One Million Six Hundred Thousand dollars ($1,600,000).

You should read the information in the following table in conjunction with the selected historical financial information summary included elsewhere in this proxy statement/prospectus, and the historical financial statements of Deep Medicine and TruGolf and related notes that are included elsewhere in this proxy statement/prospectus. The unaudited pro forma combined share information is derived from, and should be read in conjunction with, the unaudited pro forma combined financial statements and related notes included elsewhere in this proxy statement/prospectus.

The unaudited pro forma combined earnings per share information below does not purport to represent the earnings per share which would have occurred had the companies been combined during the periods presented, nor earnings per share for any future date or period.

(Amounts in thousands of US$, except for number of shares and per share data)

			Pro Forma	Pro Forma	Pro Forma
			Combined Assuming	Combined Assuming	Combined Assuming
	Deep Medicine (Historical)	TruGolf (Historical)	No Redemptions in Cash	Maximum Redemptions in Cash	Maximum Redemptions in Cash

Twelve Months Ended March 31, 2022

Net loss	$(400)	$(957)	$(1,161)	$(1,161)	$(1,161)
Net loss per share
Basic and diluted - Class A	$(0.03)		$(0.14)	$(0.14)	$(0.15)
Basic and diluted - Class B	$(0.03)		$(0.20)	$(0.20)	$(0.20)

Weighted average number of shares
Basic - Class A	10,946,277		8,154,752	8,014,850	7,874,948
Diluted - Class A	11,578,777		15,387,252	15,247,350	15,107,448
Basic and diluted - Class B	2,313,390		5,908,253	5,908,253	5,908,253

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MARKET PRICE AND DIVIDEND INFORMATION

Deep Medicine

Holders

As of the Record Date, there were [5] holders of record of the Deep Medicine Private Placement Units, [8] holders of record of the Deep Medicine Class A Shares and [1] holder of record of the Deep Medicine Public Rights.

Ticker Symbol and Market Price

Deep Medicine Class A Shares and the Deep Medicine Rights are currently listed on the Nasdaq Capital Market under the symbols “DMAQ” and “DMAQR,” respectively. The closing price of the Deep Medicine Class A Shares and the Deep Medicine Rights on March 30, 2023, the last trading day before announcement of the execution of the Initial Merger Agreement, was $10.62 and $0.12 respectively. As of the Record Date, the closing price for the Deep Medicine Class A Shares and the Deep Medicine Rights was $10.[      ], and $[     ], respectively. Deep Medicine will not have units traded on Nasdaq following the consummation of the Business Combination and such units will automatically be separated into their component securities without any action needed to be taken on the part of the holders. Deep Medicine those stockholders who do not elect to have their Deep Medicine Class A Shares redeemed need not deliver their Deep Medicine Class A Shares to Deep Medicine or to Deep Medicine’s transfer agent and they will remain outstanding. Upon the Closing, Deep Medicine intends to change its name from “Deep Medicine Acquisition Corp.” to “TruGolf, Inc.” (or such other name agreed by Deep Medicine and TruGolf) and intends to apply to continue the listing of its Class A common stock on Nasdaq under the symbol “TRUG”. New TruGolf will not have units or rights outstanding following consummation of the Business Combination.

Dividend Policy

Deep Medicine has not paid any cash dividends on the Deep Medicine Common Stock to date and does not intend to pay cash dividends prior to the completion of its initial business combination.

TruGolf

There is no public market for TruGolf Common Stock.

Dividend Policy of New TruGolf Following the Business Combination

The payment of cash dividends in the future will be dependent upon New TruGolf’s revenue and earnings, if any, capital requirements and general financial condition subsequent to completion of the Business Combination. The payment of any cash dividends subsequent to the Business Combination will be within the discretion of the New TruGolf Board.

RISK FACTORS

You should carefully consider all the following risk factors, together with all of the other information in this proxy statement/prospectus, including the financial information, before deciding how to vote or instruct your vote to be cast to approve the proposals described in this proxy statement/prospectus.

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The value of your investment following the completion of the Business Combination will be subject to significant risks affecting, among other things, New TruGolf’s business, financial condition and results of operations. If any of the events described below occur, New TruGolf’s post-Business Combination business and financial results could be adversely affected in material respects. This could result in a decline, which may be significant, in the trading price of New TruGolf’s securities and you therefore may lose all or part of your investment. The risk factors described below are not necessarily exhaustive and you are encouraged to perform your own investigation with respect to the businesses of Deep Medicine and TruGolf.

Risks Related to TruGolf’s Business and Industry and New TruGolf Following the Business Combination

Unless the context otherwise requires, references to “we,” “us” and “our” in this subsection generally refer to TruGolf in the present tense and New TruGolf from and after consummation of the Business Combination.

Our growth initiatives require significant capital investments and there can be no assurance that we will realize a positive return on these investments.

Initiatives to upgrade our business processes and invest in technological improvements to our manufacturing facility, and our plans to expand into franchising, involve many risks which could result in, among other things, business interruptions and increased costs, any of which may result in our inability to realize returns on our capital investments. If we have insufficient sales or are unable to realize the full potential of our capital investments, we may not realize a positive return on our investment, which could impact our margins and have a significant adverse effect on our results of operations, financial condition and cash flows.

If we are not able to keep pace with technological and competitive developments or fail to integrate our products with a variety of technologies that are developed by others, our products may become less marketable, less competitive, or obsolete, and our results of operations may be adversely affected.

The success of our new product introductions depends on a number of factors including, but not limited to, timely and successful product development, market acceptance, our ability to manage the risks associated with new product releases, the effective management of development and other spending in connection with anticipated demand for new products, and the availability of newly developed products. We have in the past experienced bugs, errors, or other defects or deficiencies in new products and product updates and delays in releasing new products, deployment options, and product enhancements and may have similar experiences in the future. As a result, some of our customers may either defer purchasing our products until the next upgrade is released or switch to a competitor.

To keep pace with technological and competitive developments we have in the past invested, and may continue to invest, in technologies, services, products and other assets that expand the products that we can offer our customers. We may make these investments without being certain that they will result in products or enhancements that will be accepted by existing or prospective customers or that will achieve market acceptance. If we are unable to successfully enhance our existing products to meet evolving customer requirements, increase adoption and use cases of our products, develop new products, quickly resolve security vulnerabilities, or if our efforts to increase the use cases of our products are more expensive than we expect, then our business, results of operations and financial condition would be adversely affected.

In addition, our success depends on our ability to integrate our products with a variety of third-party technologies. Our technology partnership ecosystem powers significant extensibility of our products and offers our customers the ability to use external tools of their choice with our products and to deploy our products in their preferred environments and successfully support new technologies as they arise. Changes in our relationship with any provider, the instability or vulnerability of any third-party technology, or the inability of our products to successfully integrate with third-party technology may adversely affect our business and results of operations. Any losses or shifts in the market position of these providers in general, in relation to one another or to new competitors or new technologies, could lead to losses in our relationships or customers, or to our need to identify and develop integrations with new third-party technologies. Such changes could consume substantial resources and may not be effective. Further, any expansion into new geographies may require us to integrate our products with new third-party technology and invest in developing new relationships with providers. If we are unable to respond to changes in a cost-effective manner, our products may become less marketable, less competitive, or obsolete and our results of operations may be negatively impacted.

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Our indoor golf simulators and the software E6 Connect are at the core of our business and any decline in demand for our E6 Connect, our simulators due to malfunction, inferior performance, increased competition or otherwise, will impact our business, results of operations, and financial condition.

Our products are adapted to rely on our software E6 Connect, which is at the core of our business and all of our subscriptions and products, including our indoor golf simulators. Accordingly, market acceptance and performance of E6 Connect is critical to our success, as well as acceptance and sale of our indoor golf simulators. If demand for E6 Connect declines, the demand for our golf simulators may also decline. Demand for E6 Connect may be affected by a number of factors, many of which are beyond our control, such as continued market acceptance of E6 Connect and products by customers, the timing of development and release of new features, functionality, and lower cost alternatives introduced by our competitors, technological changes and developments within the markets we serve, and growth or contraction in our addressable markets. If we are unable to continue to meet customer demand, if our products fail to compete with the products of our competitors, if we fail to achieve more widespread market acceptance of E6 Connect and our golf simulators or if our products fail to meet statutory, regulatory, contractual, or other applicable requirements, then our business, results of operations, and financial condition would be harmed.

The market for our products is rapidly growing and we expect to face intense competition, and we may not be able to compete successfully against current and future competitors, some of whom have greater financial, technical, and other resources than we do.

The simulator industry is highly competitive and is also rapidly growing and changing. The industry continues to expand and evolve as an increasing number of competitors and potential competitors enter the market. Many of these competitors and potential competitors may have substantially greater financial, technological and managerial resources and experience than we have. In addition, our products compete with product offerings from large and well-established companies that have greater marketing and sales experience and capabilities than we or the parties with which we contract have. If we are unable to compete successfully, we may be unable to grow and sustain our revenue.

We believe that our ability to compete depends upon many factors both within and beyond our control, including:

●	our marketing efforts;

●	the flexibility and variety of our product offerings relative to our competitors, and our ability to timely launch new product initiatives;

●	the quality and price of products offered by us and our competitors;

●	our reputation and brand strength relative to our competitors;

●	customer satisfaction;

●	the size and composition of our customer base;

●	our ability to comply with, and manage the costs of complying with, laws and regulations applicable to our business; and

●	our ability to cost-effectively source and distribute the products we offer and to manage our operation.

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Many competitors also have longer operating histories, and have greater technical capabilities, greater financial, marketing, institutional and other resources and larger consumer bases than we do. These factors may also allow our competitors to derive greater revenue and profits from their existing consumer bases, acquire consumers at lower costs or respond more quickly than we will be able to, to new or emerging technologies and changes in product trends and consumer shopping behavior. These competitors may engage in more extensive research and development efforts, undertake more far-reaching marketing campaigns, and adopt more aggressive pricing policies, which may allow them to build larger consumer bases or generate revenue from their existing consumer bases more effectively than we will be able to. As a result, these competitors may be able to offer comparable or substitute products to consumers at similar or lower costs. This could put pressure on us to lower our prices, resulting in lower revenue and margins or cause us to lose market share even if we lower prices.

Furthermore, companies with greater resources or more well-known brand names may attempt to compete with us, and as a result, we may lose current or potential customers and may be unable to generate sufficient revenues to support our operations, any one of which could have a material adverse effect on our ability to grow and our results of operations.

We cannot be certain that we will successfully compete with larger competitors that have greater financial, sales, technical and other resources. Companies with greater resources may acquire our competitors or launch new products, and they may be able to use their resources and scale to respond to competitive pressures and changes in consumer preferences by reducing prices or increasing promotional activities, among other things.

We may be subject to product warranty claims that require the replacement or repair of products sold. Such warranty claims could adversely affect our results of operations and relationships with customers.

We offer 1- and 2-year limited warranties on all of our golf simulator products. From time to time, such products may contain manufacturing defects or design flaws that are not detected prior to sale, particularly in the case of new product introductions or upon design changes to existing products. The failure to identify and correct manufacturing defects and product design issues prior to the sale of those products could result in product warranty claims that result in costs to replace or repair any such defective products. There could be significant costs associated with such product warranty claims, including the potential for customer dissatisfaction that may adversely affect our reputation and relationships with customers, which may result in lost or reduced sales.

Product quality issues and a higher-than-expected number of warranty claims or returns could harm our business and operating results.

The products that we sell could contain defects in design or manufacture. Defects could also occur in the products or components that are supplied to us. There can be no assurance we will be able to detect and remedy all defects in the hardware and software we sell, which could result in product recalls, product redesign efforts, loss of revenue, reputational damage and significant warranty and other remediation expenses. Similar to other electronics, our products have a risk of overheating and fire in the course of usage or upon malfunction. Any such defect could result in harm to property or in personal injury. If we determine that a product does not meet product quality standards or may contain a defect, the launch of such product could be delayed until we remedy the quality issue or defect. The costs associated with any protracted delay necessary to remedy a quality issue or defect in a new product could be substantial.

The occurrence of any material defects in our products could expose us to liability for warranty claims in excess of our current reserves, and we could incur significant costs to correct any defects, warranty claims or other problems. In addition, our failure to comply with past, present and future laws regulating extended warranties and accidental damage coverage could result in reduced sales of our products, reputational damage, penalties and other sanctions, which could harm our business and financial condition.

If we become subject to product liability claims, we may be required to pay damages that exceed our insurance coverage, if any.

Our products are subject to risks for product liability claims. A product liability claim in excess of, or excluded from, our insurance coverage would have to be paid out of cash reserves and could have a material adverse effect upon our business, financial condition and results of operations. Product liability insurance is expensive even with large self-insured retentions or deductibles, difficult to maintain, and current or increased coverage may not continue to be available on acceptable terms, if at all.

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If we cannot successfully defend ourselves against a product liability claim, we may incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

●	injury to our reputation;
●	costs of defending the claim and/or related litigation;
●	cost of any potential adverse verdict;
●	substantial monetary awards to patients or other claimants.

Damages awarded in a product liability action could be substantial and could have a negative impact on our financial condition. Whether or not we were ultimately successful in product liability litigation, such litigation would consume substantial amounts of our financial and managerial resources, and might result in adverse publicity, all of which would impair our business.

We may be unable to scale our operations fast enough to reduce our cost of sales and generate revenues sufficient to support our operations.

We believe that in general, the faster we are able to scale up our operations, the lower our cost of sales, as a percentage of revenue, will be, as we believe that certain economics of scale exist with our operations. If we are unable to grow our business fast enough to take advantage of these economies of scale, our operations may suffer, and we may not be profitable.

We plan to continue expanding our international operations, which could subject us to additional costs and risks, and our continued expansion internationally may not be successful.

We plan to further expand our operations internationally in the future. We have entered into or are in the process of entering into distribution agreements with parties outside of the United States. There are significant costs and risks inherent in conducting business in international markets, including:

●	establishing and maintaining effective controls at foreign locations and the associated increased costs;
●	adapting our technologies, products, and services to non-U.S. consumers’ preferences and customs;
●	increased competition from local providers;
●	compliance with foreign laws and regulations;
●	adapting to doing business in other languages and/or cultures;
●	compliance with the laws of numerous taxing jurisdictions where we conduct business, potential double taxation of our international earnings, and potentially adverse tax consequences due to U.S. and foreign tax laws as they relate to our international operations;
●	compliance with anti-bribery laws, by us, our team members, our service providers, and our business partners;
●	difficulties in staffing and managing global operations and the increased travel, infrastructure, and compliance costs associated with multiple international locations;
●	complexity and other risks associated with current and future foreign legal requirements, including legal requirements related to data privacy frameworks, such as the E.U. GDPR;
●	currency exchange rate fluctuations and related effects on our operating results;
●	economic and political instability in some countries, including the potential effects of the current COVID-19 pandemic;
●	the uncertainty of protection for intellectual property rights in some countries and practical difficulties of enforcing rights abroad; and
●	other costs of doing business internationally.

These factors and other factors could harm our international operations and, consequently, materially impact our business, operating results, and financial condition. Further, we may incur significant operating expenses as a result of our international expansion, and it may not be successful. We have limited experience with regulatory environments and market practices internationally, and we may not be able to penetrate or successfully operate in new markets. If we are unable to continue to expand internationally and manage the complexity of our global operations successfully, our financial condition and operating results could be adversely affected.

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Our growth initiatives require significant capital investments and there can be no assurance that we will realize a positive return on these investments.

Initiatives to upgrade our business processes and invest in technological improvements to our manufacturing facility involve many risks which could result in, among other things, business interruptions and increased costs, any of which may result in our inability to realize returns on its capital investment. Expansion of business processes or facilities, requires significant capital investment. If we have insufficient sales or are unable to realize the full potential of our capital investments, we may not realize a positive return on investments, which could impact our margins and have a significant adverse effect on our results of operations, financial condition and cash flows.

We may need financing in the future, and any additional financing may result in restrictions on our operations or substantial dilution to our stockholders.

We may need to raise funds in the future, for example, to develop new technologies, expand our business, respond to competitive pressures, acquire complementary businesses or respond to unanticipated situations. We may try to raise additional funds through public or private financings, strategic relationships or other arrangements. Our ability to obtain debt or equity funding will depend on a number of factors, including market conditions, our operating performance and investor interest. Additional funding may not be available to us on acceptable terms or at all. If adequate funds are not available, we may be required to reduce expenditures, including curtailing our growth strategies, reducing our product-development efforts or foregoing acquisitions. If we succeed in raising additional funds through the issuance of equity or convertible securities, it could result in substantial dilution to existing stockholders. If we raise additional funds through the issuance of debt securities or preferred stock, these new securities would have rights, preferences, and privileges senior to those of the holders of our common stock. The terms of these securities, as well as any borrowings under our current loan and security agreement, could impose restrictions on our operations.

To remain competitive and stimulate customer demand, we must successfully manage frequent introductions and transitions of products and services.

Due to the highly volatile and competitive nature of the markets and industries in which we compete, we must continually introduce new products, services and technologies, enhance existing products and services, effectively stimulate customer demand for new and upgraded products and services, and successfully manage the transition to these new and upgraded products and services. The success of new product and service introductions depends on a number of factors, including timely and successful development, market acceptance, our ability to manage the risks associated with production ramp-up issues, the availability of application software for our products, the effective management of purchase commitments and inventory levels in line with anticipated product demand, the availability of products in appropriate quantities and at expected costs to meet anticipated demand, and the risk that new products and services may have quality or other defects or deficiencies. There can be no assurance we will successfully manage future introductions and transitions of products and services.

We have and may in the future discontinue support for older versions of our products and software, resulting in customer dissatisfaction that could negatively affect our business and operating results.

We have historically maintained, and we believe our customers may expect, extensive backward compatibility for our older products and the software that supports them and software, allowing older products to continue to benefit from new software updates. We expect that as we continue to improve and enhance our software platform, this backward compatibility will no longer be practical or cost-effective, and we may decrease or discontinue service for our older products. For example, certain of our legacy products continue to work but no longer receive software updates. To the extent we no longer provide extensive backward capability for our products, we may damage our relationship with our existing customers, as well as our reputation, brand loyalty and ability to attract new customers.

For these reasons, any decision to decrease or discontinue backward capability may decrease sales, generate legal claims and adversely affect our business, operating results and financial condition.

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We may not be able to continue to shift our revenue towards subscriptions and away from annual software licensing.

Currently, our revenue is largely dependent on the sales of our indoor golf simulators and the annual software licenses. We plan to strategically introduce annual subscription plans for use of our software. This shift in revenue towards subscriptions may or may not result in an increase in revenues and our profits. Our strategic focus will be to grow subscriptions revenue more than the current annual licensing model to perpetuate this trend.

Notwithstanding, there can be no guarantee that our revenue will shift towards subscriptions, and away from annual licensing model. Our customers may demand more annual licenses from us, or demand for our subscriptions may grow slower than we anticipate. Should we fail to make expected revenues from subscriptions, our earnings may suffer and our stock price may decline.

We rely upon independent third-party transportation providers for substantially all of our product shipments and are subject to potential increased shipping costs as well as the potential inability of our third-party transportation providers to deliver on a timely basis.

We currently rely upon independent third-party transportation providers for substantially all of our product shipments, including shipments to and from customers. Our utilization of these delivery services for shipments is subject to risks which may impact a shipping company’s ability to provide delivery services that adequately meet our shipping needs, including risks related to employee strikes, labor and capacity constraints, port security considerations, trade policy changes or restrictions, military conflicts, acts of terrorism, accidents, natural disasters and inclement weather. Any interruption in service provided by these transportation companies could cause temporary disruptions in our business, a loss of sales and profits, and other material adverse effects. In addition, we are subject to increased shipping costs due to inflation, increases in fuel prices, as we use expedited means of transportation such as air freight and various other inputs. If we change the shipping company we use, we could face logistical difficulties that could adversely affect deliveries, and we would incur costs and expend resources in connection with such transition. Moreover, we may not be able to obtain terms as favorable as those received from our current independent third-party transportation provider which, in turn, would increase our costs.

Our business depends on our brand, and any failure to maintain, protect or enhance our brand, including as a result of events outside our control, could materially adversely affect our business.

We believe our future success depends on our ability to maintain and grow the value of the “TruGolf” brand. Maintaining, promoting and positioning our brand and reputation will depend on, among other factors, the success of our marketing efforts and our ability to provide a consistent, high-quality customer experience. Any negative publicity, regardless of its accuracy, could materially adversely affect our business. Brand value is based in large part on perceptions of subjective qualities, and any incident that erodes the loyalty of our customers, including adverse publicity or a governmental investigation or litigation, could significantly reduce the value of our brand and significantly damage our business.

The value of our brand also depends on effective customer support to provide a high-quality customer experience, which requires significant personnel expense. If not managed properly, this expense could impact our profitability. Failure to manage or train our own or outsourced customer support representatives properly, or our inability to hire sufficient customer support representatives could result in lower-quality customer support and/or increased customer response times, compromising our ability to handle customer complaints effectively.

We may be subject to claims challenging the inventorship of our intellectual property.

We may be subject to claims that former employees, collaborators or other third parties have an interest in, or right to compensation, with respect to our current patent and patent applications, future patents or other intellectual property as an inventor or co-inventor. For example, we may have inventorship disputes arise from conflicting obligations of consultants or others who are involved in developing our inventions. Litigation may be necessary to defend against these and other claims challenging inventorship or claiming the right to compensation. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Such an outcome could have a material adverse effect on our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees and/or reputational harm to us. Such litigation or proceedings could increase our operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities. Some of our competitors may be able to devote significantly more resources to intellectual property proceedings, and may have significantly broader intellectual property portfolios to assert against us if we assert our rights against them. Further, because of the substantial discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be disclosed or otherwise compromised leading to others making, using, importing or selling products that are the same or substantially the same as ours, which could adversely affect our ability to compete in the market.

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We could incur substantial costs as a result of any claim of infringement of another party’s intellectual property rights.

In recent years, there has been significant litigation involving patents and other intellectual property rights in the software industry. Companies providing software are increasingly bringing and becoming subject to suits alleging infringement of proprietary rights, particularly patent rights, and to the extent we gain greater market visibility, we face a higher risk of being the subject of intellectual property infringement claims. We do not have a significant patent portfolio, which could prevent us from deterring patent infringement claims through our own patent portfolio, and our competitors and others may now and in the future have significantly larger and more mature patent portfolios than we have. The risk of patent litigation has been amplified by the increase in the number of patent holders of a certain type, whose sole business is to assert such claims and against whom our own intellectual property portfolio may provide little deterrent value. We could incur substantial costs in prosecuting or defending any intellectual property litigation. If we sue to enforce our rights or are sued by a third party that claims that our solutions infringe its rights, the resulting litigation could be expensive and could divert our management resources.

In addition, in most instances, we have agreed to indemnify our customers against claims that our solutions infringe the intellectual property rights of third parties. Our business could be adversely affected by any significant disputes between us and our customers as to the applicability or scope of our indemnification obligations to them. Any intellectual property litigation to which we might become a party, or for which we are required to provide indemnification, may require us to do one or more of the following:

●	cease selling or using solutions that incorporate the intellectual property that we allegedly infringe;
●	make substantial payments for legal fees, settlement payments or other costs or damages;
●	obtain a license, which may not be available on reasonable terms or at all, to sell or use the relevant technology; or
●	redesign the allegedly infringing solutions to avoid infringement, which could be costly, time-consuming or impossible.

If we are required to make substantial payments or undertake any of the other actions noted above as a result of any intellectual property infringement claims against us or any obligation to indemnify our customers for such claims, such payments or actions could materially harm our business.

We could incur substantial costs in protecting our intellectual property from infringement, and any failure to protect our intellectual property could impair our business.

We seek to protect the source code for our proprietary software and other proprietary technology and information under a combination of copyright, trade secrets and patent law, and we seek to protect our brand through trademark law. Our policy is to enter into confidentiality agreements, or agreements with confidentiality provisions, with our employees, consultants, vendors and customers and to control access to our software, documentation and other proprietary information. Despite these precautions, it may be possible for unauthorized parties to copy our software or other proprietary technology or information, or to develop similar software independently.

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Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our solutions or to obtain and use information that we regard as proprietary. Policing unauthorized use of our solutions, especially the on-premise, installed version of our solutions, is difficult, and we are unable to determine the extent to which piracy of our software exists or will occur in the future. Litigation may be necessary in the future to enforce our intellectual property rights, protect our trade secrets, determine the validity and scope of the proprietary rights of others or defend against claims of infringement or invalidity. Such litigation could be costly, time-consuming and distracting to management, result in a diversion of resources, the narrowing or invalidation of portions of our intellectual property and have a material adverse effect on our business, operating results and financial condition. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights or alleging that we infringe the counterclaimant’s own intellectual property. These steps may be inadequate to protect our intellectual property. Third parties may challenge the validity or ownership of our intellectual property, and these challenges could cause us to lose our rights, in whole or in part, to such intellectual property or narrow its scope such that it no longer provides meaningful protection. We will not be able to protect our intellectual property if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property. Despite our precautions, it may be possible for unauthorized third parties to copy our products and use information that we regard as proprietary to create products and services that compete with ours. Some license provisions protecting against unauthorized use, copying, transfer and disclosure of our solutions may be unenforceable under the laws of certain jurisdictions and foreign countries. Further, the laws of some countries do not protect proprietary rights to the same extent as the laws of the United States. To the extent we expand our international activities, our exposure to unauthorized copying, transfer and use of our solutions and proprietary technology or information may increase.

There can be no assurance that our means of protecting our proprietary rights will be adequate or that our competitors will not independently develop similar technology. If we fail to meaningfully protect our intellectual property, our business, brand, operating results and financial condition could be materially harmed.

Failure to adequately enforce and protect our intellectual property rights could materially adversely affect our business, financial condition and results of operations.

We own certain patents, trademarks, copyrights, trade secrets, and other intellectual property and hold licenses to intellectual property owned by others, which in the aggregate are important to our business. We rely on a combination of patent, trademark, copyright and trade secret laws in our core geographic markets and other jurisdictions, to protect the innovations, brands, proprietary trade secrets and know how related to certain aspects of our business. Certain of our intellectual property rights, such as patents, are time limited, and the technology underlying our patents can be used by any third party, including competitors, once the applicable patent terms expire.

In order to protect our confidential proprietary information, in part, we seek to enter into confidentiality and invention assignment agreements with our employees, consultants, contractors, suppliers and others. While these agreements are designed to protect our proprietary information, we cannot be certain that such agreements have been entered into with all relevant parties, and we cannot be certain that our trade secrets and other confidential proprietary information will not be disclosed or that competitors will not otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. We also seek to preserve the integrity and confidentiality of our proprietary information by maintaining physical security of our premises and physical and electronic security of our information technology systems, but it is possible that these security measures could be breached. If we are unable to prevent disclosure to third parties of our material proprietary and confidential know-how and trade secrets, our ability to establish or maintain a competitive advantage in our markets may be adversely affected.

We selectively and strategically pursue patent and trademark protection in our core geographic markets, but our strategy has been to not perfect certain patent and trademark rights in some countries. Accordingly, we may not be able to prevent others, including competitors, from practicing our patented inventions, including by manufacturing and selling competing products, in those countries where we have not obtained patent protection. Further, the laws of some foreign countries do not protect proprietary rights to the same extent or in the same manner as the laws of the United States. As a result, we may encounter significant problems in protecting, enforcing and defending our intellectual property outside of the United States. In some foreign countries, where intellectual property laws or law enforcement practices do not protect our intellectual property rights as fully as in the United States, third party manufacturers may be able to manufacture and sell imitation products and diminish the value of our brands as well as infringe our rights, despite our efforts to prevent such activity.

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If we fail to obtain enforceable patents, trademarks and trade secrets, fail to maintain our existing patent, trademark and trade secret rights, or fail to prevent substantial unauthorized use of our patents, trademarks and trade secrets, we risk the loss of our intellectual property rights and competitive advantages we have developed, which may result in lost sales. Accordingly, we devote substantial resources to the establishment and protection of our trademarks, patents and trade secrets or know how, and we continuously evaluate the utility of our existing intellectual property rights and the new registration of additional trademarks and patents, as appropriate. However, we cannot guarantee that we will have adequate resources to continue to effectively establish, maintain and enforce our intellectual property rights. We also cannot guarantee that any of our pending applications will be approved by the applicable governmental authorities. Moreover, even if the applications will be registered during the registration process, third parties may seek to oppose, limit, or otherwise challenge these applications or registrations.

Patent policy and rule changes could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of any issued patents.

Changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of any patents that may issue from our patent applications or narrow the scope of our patent protection. The laws of foreign countries may not protect our rights to the same extent as the laws of the United States. Under the Leahy-Smith America Invents Act (the “Leahy-Smith Act”), enacted on September 16, 2011, the United States has moved to a first to file system. The Leahy-Smith Act also includes a number of significant changes that affect the way patent applications are prosecuted, redefine prior art and provide more efficient and cost-effective avenues for competitors to challenge the validity of the patents. In addition, the U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. Depending on future actions by the U.S. Congress, the U.S. courts, the U.S. Patent and Trademark Office and the relevant law-making bodies in other countries, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future.

If the Company’s information systems fail to perform adequately or if the Company experiences an interruption in operation, including a breach in cyber security, its business and results of operations could suffer.

All of the Company’s major operations, including manufacturing, distribution, sales and accounting, are dependent upon the Company’s complex information systems. The Company’s information systems are vulnerable to damage or interruption from:

●	Earthquake, fire, flood, hurricane and other natural disasters;
●	Power loss, computer systems failure, Internet and telecommunications or data network failure; and
●	Hackers, computer viruses, software bugs or glitches.

Any damage or significant disruption in the operation of such systems, the failure of the Company’s or the Company’s IT vendors’ information systems to perform as expected or any security breach to the information systems (including financial or credit/payment frauds) would disrupt the Company’s business, which may result in decreased sales, increased overhead costs, excess inventory and product shortages and otherwise adversely affect the Company’s reputation, operations, financial performance and condition.

Cyber-attacks, unauthorized access to, or accidental disclosure of, consumer personally-identifiable information including payment card information, that the Company or the Company’s vendors collects through its websites or stores on its servers may result in significant expense and negatively impact the Company’s reputation and business.

There is heightened concern and awareness over the security of personal information transmitted over the Internet, consumer identity theft and user privacy. In the ordinary course of our business, we collect, store, use and disclose sensitive data. We also process and store, and use additional third parties to process and store, confidential and proprietary information such as intellectual property and other proprietary business information, including that of our customers, providers and contracting parties.

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While the Company has implemented security measures, the Company’s computer systems and those of its third party vendors of IT and data security systems and services, may nevertheless be susceptible to electronic or physical computer break-ins, viruses, fraud, and other disruptions and security compromises involving the loss or unauthorized access of confidential information because technologies used to obtain unauthorized access to or sabotage systems are constantly evolving, change frequently, and generally are not recognized until they are launched against a target. Any perceived or actual unauthorized or inadvertent disclosure of personally-identifiable information, whether through a compromise of the Company’s or its third party vendors’ networks by an unauthorized party, employee theft, misuse or error or otherwise, could harm the Company’s reputation, impair the Company’s ability to attract website visitors, require us to notify payment brands if payment card information is accessed or compromised, compel us to comply with federal and/or state breach notification laws and foreign equivalents, subject the Company to costly mandatory corrective action, or subject the Company to claims or litigation arising from damages suffered by consumers, all of which could adversely affect the Company’s operations, financial performance and condition.

Additionally, any actual or suspected security breach or other compromise of the Company’s security measures or those of the Company’s third-party vendors, whether as a result of hacking efforts, denial-of-service attacks, viruses, malicious software, break-ins, phishing attacks, social engineering or otherwise, could harm the Company’s reputation and business, damage our brand and make it harder to retain existing customers or acquire new ones, require the Company to expend significant capital and other resources to address the breach, and result in a violation of applicable laws, regulations or other legal obligations. the Company’s insurance policies may not cover, or may not be adequate to reimburse us for, losses caused by any such security breach.

The Company relies on email and other messaging services to connect with the Company’s existing and potential customers. the Company’s customers may be targeted by parties using fraudulent spoofing and phishing emails to misappropriate passwords, payment information or other personal information or to introduce viruses through Trojan horse programs or otherwise through such customers’ computers, smartphones, tablets or other devices. Despite the Company’s efforts to mitigate the effectiveness of such malicious email campaigns through product improvements, spoofing and phishing may damage the Company’s brand and increase our costs. Any of these events or circumstances could materially adversely affect the Company’s business, financial condition and operating results.

Our business could be disrupted by catastrophic events and man-made problems, such as power disruptions, data security breaches, and terrorism.

Our systems will be vulnerable to damage or interruption from the occurrence of any catastrophic event, including earthquake, fire, flood, or other weather event, power loss, telecommunications failure, software or hardware malfunction, cyber-attack, war, terrorist attack, or incident of mass violence, which could result in lengthy interruptions in access to our systems. In addition, acts of terrorism, including malicious internet-based activity, could cause disruptions to the internet or the economy as a whole. If our systems were to fail or be negatively impacted as a result of a natural disaster or other event, our ability to provide future products to customers would be impaired or we could lose critical data. We do not carry business interruption insurance sufficient to compensate us for the potentially significant losses, including the potential harm to our business, financial condition and results of operations that may result from interruptions in access to our platform as a result of system failures.

The Company relies on its IT systems and any material disruption to such IT systems could have a material and adverse effect on the Company.

The availability and effectiveness of TruGolf’s services depend on the continued operation of its information technology and communications systems. The Company relies on its IT systems, and such systems are vulnerable to damage or interruption from, among other adverse effects, fire, terrorist attacks, natural disasters, power loss, telecommunications failures, computer viruses, computer denial of service attacks or other attempts to harm its systems. TruGolf’s products and services are also highly technical and complex and may contain errors or vulnerabilities that could result in interruptions in its services or the failure of its systems or the systems on which it relies.

Our business is subject to a variety of U.S. and foreign laws, many of which are unsettled and still developing and which could subject us to claims or otherwise harm our business.

We are subject to a variety of laws in the United States and abroad that are continuously evolving and developing and are costly to comply with, can require significant management time and effort and can subject us to claims or other remedies. These laws may conflict with each other and if we comply with the laws of one jurisdiction, we may find that we are violating the rules of another jurisdiction. Additionally, our ability to provide a specific target audience to advertisers is a significant competitive advantage. Any legislation reducing this ability would have a negative impact on our business and operating results.

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If we are not able to comply with these laws or regulations or if we become liable under these laws or regulations, we could be directly harmed, and we may be forced to implement new measures to reduce our exposure to this liability. This may require us to expend substantial resources or to discontinue certain solutions, which could negatively affect our business, financial condition and results of operations. In addition, the increased attention focused upon liability issues as a result of lawsuits and legislative proposals could harm our reputation or otherwise impact the growth of our business. Any costs incurred as a result of this potential liability could harm our business and operating results.

Failure to comply with federal, state and foreign laws and regulations relating to privacy, data protection and consumer protection, or the expansion of current or the enactment of new laws or regulations relating to privacy, data protection and consumer protection, could adversely affect our business and our financial condition.

A variety of federal, state and foreign laws and regulations govern the collection, use, retention, sharing and security of consumer data. Laws and regulations relating to privacy, data protection and consumer protection are evolving and subject to potentially differing interpretations. These requirements may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another or may conflict with other rules or our practices. As a result, our practices may not comply with all such laws, regulations, requirements and obligations. Any failure, or perceived failure, by us to comply with any federal, state or foreign privacy or consumer protection-related laws, regulations, industry self-regulatory principles, industry standards or codes of conduct, regulatory guidance, orders to which we may be subject or other legal obligations relating to privacy or consumer protection could adversely affect our reputation, brand and business, and may result in claims, investigations, proceedings or actions against us by governmental entities or others or other liabilities or require us to change our operations.

We will collect, store, process, and use personal information and other customer data, and will rely on third parties that are not directly under our control to manage certain of these operations and to collect, store, process and use payment information. Our customers’ personal information may include names, addresses, phone numbers, email addresses, payment card data, and payment account information, as well as other information. Due to the volume and sensitivity of the personal information and data we and these third parties will manage, the security features of our information systems are critical. If our security measures, some of which will be managed by third parties, are breached or fail, unauthorized persons may be able to access sensitive customer data, including payment card data. If we or our independent service providers or business partners experience a breach of systems that collect, store or process our members’ and customers’ sensitive data, our brand could be harmed, sales of our products could decrease, and we could be exposed to claims, losses, administrative fines, litigation or regulatory and governmental investigations and proceedings. Any such claim, investigation, proceeding or action could hurt our reputation, brand and business, force us to incur significant expenses in defense of such proceedings, distract our management, increase our costs of doing business, result in a loss of customers and suppliers and may result in the imposition of monetary penalties and administrative fines. Depending on the nature of the information compromised, we may also have obligations to notify users, law enforcement, or payment companies about the incident and may need to provide some form of remedy, such as refunds, for the individuals affected by the incident.

Privacy laws, rules, and regulations are constantly evolving in the United States and abroad and may be inconsistent from one jurisdiction to another. We expect that new industry standards, laws and regulations will continue to be proposed regarding privacy, data protection and information security in many jurisdictions, including the California Consumer Privacy Act of 2018, which went effective January 1, 2020, the California Consumer Privacy Rights Act, which went into effect on January 1, 2023, The states of Colorado, Connecticut, Utah and Virginia each enacted comprehensive privacy laws that will become effective at various times throughout 2023.

We are also subject to non-U.S. privacy rules and regulations, such as the European Union’s (“E.U.”) General Data Protection Regulation (“GDPR”), the European e-Privacy Regulation and national laws supplementing GDPR, the Data Protection Act of 2018 (“DPA 18”) in the United Kingdom, and the E.U. Privacy and Electronic Communications Regulation. GDPR and DPA 18 require companies to meet stringent requirements regarding the processing of personal data of individuals located in the European Economic Area (“EEA”). GDPR and DPA 18 also include significant penalties for noncompliance, which may result in monetary penalties of up to the higher of €20.0 million or 4% of a group’s worldwide revenue for the preceding financial year for the most serious violations. The GDPR, DPA 18, and other similar regulations require companies to give specific types of notice and informed consent is required for certain actions, and the GDPR also imposes additional conditions in order to satisfy such consent, such as bundled consents.

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We cannot yet determine the impact such future laws, regulations and standards may have on our business. Complying with these evolving obligations is costly. For instance, expanding definitions and interpretations of what constitutes “personal data” (or the equivalent) within the United States, the EEA and elsewhere may increase our compliance costs and other liability. Any failure to comply could give rise to unwanted media attention and other negative publicity, damage our customer and consumer relationships and reputation, and result in lost sales, claims, administrative fines, lawsuits or regulatory and governmental investigations and proceedings and may harm our business and results of operations.

Public scrutiny of Internet privacy issues may result in increased regulation and different industry standards, which could deter or prevent us from providing our current products and solutions to our members and customers, thereby harming our business.

The regulatory framework for privacy issues worldwide is currently in flux and is likely to remain so for the foreseeable future. Practices regarding the collection, use, storage, transmission and security of personal information by companies operating over the Internet have recently come under increased public scrutiny. The U.S. government, including the Federal Trade Commission and the Department of Commerce, has announced that it is reviewing the need for greater regulation for the collection of information concerning consumer behavior on the Internet, including regulation aimed at restricting certain targeted advertising practices. In addition, the European Union is in the process of proposing reforms to its existing data protection legal framework, which may result in a greater compliance burden for companies with users in Europe. Various government and consumer agencies have also called for new regulation and changes in industry practices.

Our business could be adversely affected if legislation or regulations are adopted, interpreted, or implemented in a manner that is inconsistent with our current business practices and that require changes to these practices, the design of our products, software, features or our privacy policy. Such changes may require us to modify our products and features, possibly in a material manner, and may limit our ability to develop new products and features that make use of our user data.

Evolving government regulations and enforcement activities may require increased costs or adversely affect our results of operations.

Our operations may be subject to direct and indirect adoption, expansion or reinterpretation of various laws and regulations. Compliance with these evolving laws, regulations and interpretations may require us to change our practices at an undeterminable and possibly significant initial and continued expense. These additional expenditures may increase future overhead, which could have a material adverse effect on our results of operations. There could also be laws and regulations applicable to our business that we have not identified or that, if changed, may be costly to us, and we cannot predict all the ways in which implementation of such laws and regulations may affect us.

Additionally, the introduction of new products may require us to comply with additional, yet undetermined, laws and regulations. The failure to adequately comply with these future laws and regulations may delay or possibly prevent our products from being offered to customers, which could have a material adverse effect on our business, financial condition, and results of operations.

We may become party to litigation, mediation and/or arbitration from time to time.

We may become party to regulatory proceedings, litigation, mediation and/or arbitration from time to time in the ordinary course of business, which could adversely affect our business. Monitoring and defending against legal actions, whether or not meritorious, can be time-consuming, divert management’s attention and resources and cause us to incur significant expenses. In addition, legal fees and costs incurred in connection with such activities may be significant and we could, in the future, be subject to judgments or enter into settlements of claims for significant monetary damages. Substantial litigation costs or an adverse result in any litigation may adversely impact our business, operating results or financial condition.

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A reduction in the number of rounds of golf played or in the number of golf participants could materially adversely affect our business, financial condition and results of operations.

We generate substantially all of our sales from the sale of golf-related products—namely, our in-home golfing simulators and related software. The demand for golf-related products in general, and golfing simulators in particular, is directly related to the number of golf participants and the number of rounds of golf being played by these participants. If golf participation or the number of rounds of golf played declines, sales of our products may be adversely impacted, which could materially adversely affect our business, financial condition and results of operations.

In addition, the demand for golf products and golfing simulators is directly related to the popularity of magazines, cable channels and other media dedicated to golf, television coverage of golf tournaments and attendance at golf events. The Company depends on the exposure of its products through advertising. Any significant reduction in television coverage of, or attendance at, golf tournaments and events (whether as a result of COVID-19-related restrictions or otherwise) or any significant reduction in the popularity of golf magazines or golf television channels, could reduce the demand for golf products and the Company’s sales.

Consumer spending habits and macroeconomic factors may affect the number of rounds of golf played and related spending on golf products.

Our products are recreational in nature, and are therefore discretionary purchases for consumers. Consumers are generally more willing to spend their time and money to play golf and make discretionary purchases of golf products when economic conditions are favorable and when consumers feel confident and prosperous. Discretionary spending on golf and the golf products we sell is affected by consumer spending habits as well as by many macroeconomic factors, including general business conditions, stock market prices and volatility, corporate spending, housing prices, interest rates, inflation, the availability of consumer credit, taxes and consumer confidence in future economic conditions. Consumers may reduce or postpone purchases of our products as a result of shifts in consumer spending habits as well as during periods when economic uncertainty increases, disposable income is lower, or during periods of actual or perceived unfavorable economic conditions. A future significant or prolonged decline in general economic conditions or uncertainties regarding future economic prospects that adversely affects consumer discretionary spending, whether in the United States or in our international markets, could result in reduced sales of our products, which could materially adversely affect our business, financial condition and results of operations.

Demographic and socioeconomic factors may affect the number of golf participants and related spending on our products.

Golf is a recreational activity that requires time and money, and different generations and socioeconomic and ethnic groups use their leisure time and discretionary funds in different ways. Golf participation among younger generations and certain socioeconomic and ethnic groups may not prove to be as popular as it is among the “gen x” and “baby boomer” generations. If golf participation or the number of rounds of golf played declines due to factors such as demographic changes in the United States and our international markets or lack of interest in the sport among young people or certain socioeconomic and ethnic groups, sales of our products could be negatively impacted, which could materially adversely affect our business, financial condition and results of operations.

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We depend heavily on our senior management, including our Chief Executive Officer. The ability of certain key employees to devote adequate time to us are critical to the success of our business, and failure to do so may adversely affect our revenues and as a result could materially adversely affect our business, financial condition and results of operations.

We must retain the services of our key employees and strategically recruit and hire new talented employees. Our future business and results of operations depend in significant part upon the continued contributions of our senior management personnel, particularly our Chief Executive Officer and Chairman, Chris Jones. If we lose Mr. Jones’ services or if Mr. Jones fails to perform in his current position, or if we are not able to attract and retain skilled personnel as needed, our business could suffer. Significant turnover in our senior management could significantly deplete our institutional knowledge held by our existing senior management team. We depend on the skills and abilities of these key personnel in managing our operations, product development, marketing and sales aspects of our business, any part of which could be harmed by turnover in the future. Additionally, moving forward, should the services of such personnel, and in particular Mr. Jones, be lost for any reason, the Company will incur costs associated with recruiting replacements and any potential delays in operations which this may cause. We do not maintain “key person” insurance policies on the lives of our senior management or the lives of any of our other employees. If we are unable to replace such individual with a suitably trained alternative individual(s), we may be forced to scale back or curtail our business plan.

We do not currently have any key person life insurance policies on our executive officers. If our executive officers do not devote sufficient time towards our business, we may never be able to effectuate our business plan. Potential competition from our existing executive officers, after they leave their employment with us, could negatively impact our profitability.

None of our executive officers are currently party to employment agreements with us and as a result, none are contractually prohibited from competing with us after their employment with us ends. Accordingly, any of these individuals could be in a position to use industry experience gained while working with us to compete with us. Such competition could distract or confuse customers, reduce the value of our intellectual property and trade secrets, or reduce our future revenues, earnings or growth prospects.

If our estimates or judgments relating to our critical accounting estimates prove to be incorrect, our financial condition and results of operations could be adversely affected.

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of TruGolf.” The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities and equity, and the amount of revenue and expenses that are not readily apparent from other sources. Significant assumptions and estimates used in preparing our consolidated financial statements include those related to impairment of goodwill, pension and other post-retirement benefits, provisions for income taxes and valuation allowances for deferred tax assets. Our financial condition and results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below the expectations of securities analysts and investors, resulting in a decline in the price of our stock.

Economic downturns and adverse political and market conditions beyond the Company’s control could adversely negatively affect its business, financial condition and results of operations.

The Company’s financial performance is subject to global and U.S. economic conditions and their impact on levels of spending by consumers and customers, particularly discretionary spending for entertainment, gaming and leisure activities. Economic recessions have had, and may continue to have, far-reaching adverse consequences across industries, including the global entertainment and gaming industries, which may adversely affect the Company’s business and financial condition. As a result of the ongoing COVID-19 pandemic, there is substantial uncertainty about the strength of the global economies, which may currently or in the near term be in a recession and have experienced rapid increases in uncertainty about the pace of potential recovery. A continued economic downturn or recession, or slowing or stalled recovery therefrom, may have a material adverse effect on the Company’s business, financial condition, results of operations or prospects.

In addition, changes in general market, economic and political conditions in domestic and foreign economies or financial markets, including fluctuation in stock markets resulting from, among other things, trends in the economy and inflation, as are being currently experienced, may reduce customers’ disposable income. Any one of these changes could have a material adverse effect on the Company’s business, financial condition, results of operations or prospects.

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Additionally, our business depends on the overall demand for golfing simulators and other technology offerings, as well as the economic health of customers that benefit from our products. Economic downturns or unstable market conditions may cause customers to cease spending money on our products which would adversely affect our business, financial condition and results of operations. Similarly, economic downturns could also decrease the amount of disposable income end-users have available for our products.

Our insurance policies may not provide adequate levels of coverage against all claims and we may incur losses that are not covered by our insurance.

We maintain insurance of the type and in amounts that we believe is commercially reasonable and that is available to businesses in our industry. We carry various types of insurance, including general liability, auto liability, workers’ compensation, cyber and excess umbrella, from highly rated insurance carriers on all of our properties. We believe that the policy specifications and insured limits are adequate for foreseeable losses with terms and conditions that are reasonable and customary for similar businesses and are within industry standards. Nevertheless, market forces beyond our control could limit the scope of the insurance coverage that we can obtain in the future or restrict our ability to buy insurance coverage at reasonable rates. We cannot predict the level of the premiums that we may be required to pay for subsequent insurance coverage, the level of any deductible and/or self-insurance retention applicable thereto, the level of aggregate coverage available or the availability of coverage for specific risks.

In the event of a substantial loss, the insurance coverage that we carry may not be sufficient to compensate us for the losses we incur or any costs for which we are responsible. In addition, there are types of losses we may incur that cannot be insured against or that we believe are not commercially reasonable to insure. For example, we maintain business interruption insurance, but there can be no assurance that the coverage for a severe or prolonged business interruption would be adequate and the deductibles for such insurance may be high. These losses, if they occur, could materially adversely affect our business, financial condition and results of operations.

A reduction in discretionary consumer spending, from an economic downturn or disruption of financial markets or other factors, could negatively impact our financial performance.

Gaming and other leisure activities that our customers experience, often represent discretionary expenditures and an individual’s participation in those activities may decline if discretionary consumer spending declines, including during economic downturns, when consumers generally earn less disposable income. Changes in discretionary consumer spending or consumer preferences are driven by factors beyond our control, such as:

●	perceived or actual general economic conditions;
●	fears of recession and changes in consumer confidence in the economy;
●	high energy, fuel and other commodity costs;
●	the potential for bank failures or other financial crises;
●	a soft job market;
●	an actual or perceived decrease in disposable consumer income and wealth;
●	increases in taxes, including gaming taxes or fees; and
●	terrorist attacks or other global events.

During periods of economic contraction, our revenues may decrease while most of our costs remain fixed and some costs even increase, resulting in decreased earnings.

We are subject to environmental, health and safety laws and regulations, which could subject us to liabilities, increase our costs or restrict our operations in the future.

Our properties and operations are subject to a number of environmental, health and safety laws and regulations in each of the jurisdictions in which we operate. These laws and regulations govern, among other things, air emissions, water discharges, handling and disposal of solid and hazardous substances and wastes, soil and groundwater contamination, product safety, advertising and employee health and safety. Our failure to comply with such environmental, health and safety laws and regulations could result in substantial civil or criminal fines or penalties or enforcement actions, including regulatory or judicial orders enjoining or curtailing operations or requiring remedial or corrective measures, installation of pollution control equipment or other actions.

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We may also be subject to liability for environmental investigations and cleanups, including at properties that we currently or previously owned or operated, even if such contamination was not caused by us, and we may face claims alleging harm to health or property or natural resource damages arising out of contamination or exposure to hazardous substances. We may also be subject to similar liabilities and claims in connection with locations at which hazardous substances or wastes we have generated have been stored, treated, otherwise managed, or disposed.

Environmental conditions at or related to our current or former properties or operations, and/or the costs of complying with current or future environmental, health and safety requirements (which have become more stringent and complex over time) could materially adversely affect our business, financial condition and results of operations.

Our failure to comply with certain environmental regulations could adversely affect our business, financial condition and results of operations.

The storage, distribution, transportation and disposal of some of the products that we sell are subject to a variety of federal and state environmental regulations. Our failure to comply with these regulations could have an adverse impact on our business, financial condition and results of operations.

International political instability and terrorist activities may decrease demand for the Company’s products and disrupt its business.

Terrorist activities and armed conflicts, including any escalation of hostility arising out of the conflict between Russia and the Ukraine, could have an adverse effect on the United States or worldwide economy and could cause decreased demand for the Company’s products as consumers’ attention and interests may be diverted from golf and become focused on issues relating to these events. If such events disrupt domestic or international air, ground or sea shipments, or the operation of the Company’s third party manufacturing facilities and suppliers, the Company’s ability to obtain the materials and components necessary to manufacture its products and to deliver customer orders would be harmed, which would have a significant adverse effect on the Company’s results of operations, financial condition and cash flows. In particular, escalating tensions between Russia and Ukraine and any military incursion by Russia into Ukraine could adversely impact macroeconomic conditions, give rise to regional instability and result in heightened economic sanctions from the U.S. and the international community in a manner that adversely affects our business.

Our industry and the broader U.S. economy have experienced higher than expected inflationary pressures in 2022 related to continued supply chain disruptions, labor shortages and geopolitical instability, and if these conditions persist, our business, results of operations and cash flows could be materially and adversely affected.

The year 2022 saw significant increases in the costs of labor and certain materials and equipment, and longer lead times for such materials and equipment, as a result of availability constraints, supply chain disruption, increased demand, labor shortages associated with a fully employed U.S. labor force, high inflation and other factors. Supply and demand fundamentals have been further aggravated by disruptions in global energy supply caused by multiple geopolitical events, including the ongoing conflict between Russia and the Ukraine. Recent supply chain constraints and inflationary pressures may in the future adversely impact our operating costs, as a result, our business, financial condition, results of operations and cash flows could be materially and adversely affected.

We may be adversely affected during periods of high inflation, primarily because of higher shipping and product manufacturing costs. While we will attempt to pass on increases in our costs through increased sales prices to our customers, market forces may limit our ability to do so. If we are unable to raise sales prices enough to compensate for higher costs, our future revenues, our profit margin and revenues could be adversely affected.

Economic uncertainty may affect our access to capital and/or increase the costs of such capital.

Global economic conditions continue to be volatile and uncertain due to, among other things, consumer confidence in future economic conditions, fears of recession and trade wars, the price of energy, fluctuating interest rates, the availability and cost of consumer credit, the availability and timing of government stimulus programs, levels of unemployment, increased inflation, tax rates, and the war between Ukraine and Russia, which began in February 2022. These conditions remain unpredictable and create uncertainties about our ability to raise capital in the future. In the event required capital becomes unavailable in the future, or more costly, it could have a material adverse effect on our business, future results of operations, and financial condition.

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We may experience fluctuations in our tax obligations and effective tax rate, which could adversely affect our business, results of operations, and financial condition.

We are subject to taxes in every jurisdiction in which we operate. We record tax expense based on current tax liabilities and our estimates of future tax liabilities, which may include reserves for estimates of probable settlements of tax audits. At any given time, multiple tax years are subject to audit by various taxing jurisdictions. The results of these audits and negotiations with taxing authorities may affect the ultimate settlement of these issues. Further, our effective tax rate in a given financial statement period may be materially impacted by changes in tax laws, changes in the mix and level of earnings by taxing jurisdictions, or changes to existing accounting rules or regulations. Fluctuations in our tax obligations and effective tax rate could adversely affect our business, results of operations, and financial condition.

Changes in tax laws and unanticipated tax liabilities could adversely affect the Company’s effective income tax rate and profitability.

The Company is subject to income taxes in the United States and various foreign jurisdictions. The Company’s effective future income tax rates could be adversely affected by a number of factors, including: changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities, changes in tax laws, the outcome of income tax audits in various jurisdictions around the world, and any repatriation of non-U.S. earnings for which the Company has not previously provided for U.S. taxes. The Company regularly assesses all of these matters to determine the adequacy of its tax provision.

In addition, new income, sales, use or other tax laws, statutes, rules, regulations or ordinances could be enacted at any time, or interpreted, changed, modified or applied adversely to the Company, any of which could adversely affect the Company’s business operations and financial performance. In particular, the U.S. government may enact significant changes to the taxation of business entities including, among others, a permanent increase in the corporate income tax rate, an increase in the tax rate applicable to the global intangible low-taxed income and elimination of certain exemptions, and the imposition of minimum taxes or surtaxes on certain types of income. The Company is currently unable to predict whether such changes will occur and, if so, the ultimate impact on its business. To the extent that such changes have a negative impact on the Company, or its suppliers or customers, including as a result of related uncertainty, these changes may materially and adversely impact the Company’s business, financial condition, results of operations and cash flows.

We could be required to collect additional sales taxes or be subject to other tax liabilities that may increase the costs our clients would have to pay for our offering and adversely affect our operating results.

An increasing number of states have considered or adopted laws that attempt to impose tax collection obligations on out-of-state retailers. A successful assertion by one or more states requiring us to collect taxes where we presently do not do so, or to collect additional taxes in a jurisdiction in which we currently do collect taxes, could result in substantial tax liabilities, including taxes on past sales, as well as penalties and interest. The imposition by state governments of sales tax collection obligations on out-of-state retailers could also create additional administrative burdens for us, put us at a competitive disadvantage and decrease our future sales, which could have a material adverse impact on our business and operating results.

Our business, financial position, results of operations and cash flows have been, and could continue to be, negatively impacted by the COVID-19 pandemic.

The COVID-19 pandemic, and the various governmental, industry and consumer actions taken in response thereto, have impacted and could continue to impact our business. These impacts have included significant volatility in demand for our products; significant disruptions in or closures of our manufacturing operations or those of our suppliers; disruptions within our supply chain restricting our ability to import products or obtain the necessary raw materials or components to make products; limitations on our employees’ and consumers’ ability to work and travel; restrictions on public gatherings; potential financial difficulties of customers and suppliers; significant changes in economic or political conditions; and related volatility in financial and market conditions.

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Given the uncertainty and evolving nature of the COVID-19 pandemic, we cannot predict the full extent of the impact of the pandemic and actions taken worldwide to address it on the economy, trade, our business and the businesses of our customers and suppliers. While it is impossible to quantify the impact of the COVID-19 pandemic, business disruptions as a result of the COVID-19 pandemic could continue to have a material impact on our business, results of operations, financial position and cash flows. The degree to which the COVID-19 pandemic and related actions ultimately impact our business, financial position, results of operations and cash flows will depend on factors beyond our control, including the spread, severity and duration of the pandemic; the actions taken to contain the spread of COVID-19, including any additional government ordered shutdowns; the pandemic’s impact on the global economy and demand for our products; and to what extent and how quickly normal economic and operating conditions resume, if at all. A prolonged decline in general economic conditions or uncertainties regarding future economic prospects as a result of the pandemic could adversely affect consumer confidence and discretionary spending, which in turn could result in further reduced sales of our products and could materially adversely affect our business, financial position, results of operations and cash flows.

Our business may be materially and adversely disrupted by epidemics or pandemics in the future, including COVID-19.

An epidemic, pandemic or similar serious public health issue, and the measures undertaken by governmental authorities to address it, could significantly disrupt or prevent us from operating our business in the ordinary course for an extended period, and thereby, and/or along with any associated economic and/or social instability or distress, have a material adverse impact on our financial statements.

On March 11, 2020, the World Health Organization characterized the outbreak of COVID-19 as a global pandemic and recommended containment and mitigation measures. On March 13, 2020, the United States declared a national emergency concerning the outbreak, and several states and municipalities have declared public health emergencies. Although COVID-19 has to date not had a material impact on our planned operations, should the COVID-19 public health effort re-intensify to such an extent that we cannot operate, if there are new government restrictions on our business and our customers, and/or an extended economic recession or significant inflation, we could be unable to produce revenues and cash flows sufficient to conduct our planned business. Such a circumstance could, among other things, exhaust our available liquidity (and ability to access liquidity sources) and/or trigger an acceleration to pay a significant portion or all of our then-outstanding debt obligations, which we may be unable to do.

Taking advantage of the reduced disclosure requirements applicable to “emerging growth companies” may make our common stock less attractive to investors.

We qualify as an “emerging growth company” as defined in the JOBS Act. An emerging growth company may take advantage of certain reduced reporting and other requirements that are otherwise applicable generally to public companies. Pursuant to these reduced disclosure requirements, emerging growth companies are not required to, among other things, comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, provide certain disclosures regarding executive compensation, holding stockholder advisory votes on executive compensation or obtain stockholder approval of any golden parachute payments not previously approved. In addition, emerging growth companies have longer phase-in periods for the adoption of new or revised financial accounting. We will cease to be an emerging growth company upon the earliest of (i) the last day of the fiscal year in which we have $1.235 billion or more in annual revenues; (ii) the date on which we become a “large accelerated filer” (the fiscal year-end on which the total market value of our common equity securities held by non-affiliates is $700 million or more as of June 30); (iii) the date on which we issue more than $1.0 billion of non-convertible debt securities over a three-year period; or (iv) the last day of the fiscal year following the fifth anniversary of this offering.

We intend to take advantage of all of the reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under Section 107 of the JOBS Act, until we are no longer an emerging growth company. If we were to subsequently elect instead to comply with these public company effective dates, such election would be irrevocable pursuant to Section 107 of the JOBS Act.

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Our election to use the phase-in periods permitted by this election may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the longer phase-in periods under Section 107 of the JOBS Act and who will comply with new or revised financial accounting standards. We cannot predict if investors will find our common stock less attractive because we will rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our common stock price may be more volatile. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies.

Risks Related to New TruGolf’s Dual Class Structure

The dual class structure of the New TruGolf Common Stock will have the effect of concentrating voting power with New TruGolf’s founders, which will limit an investor’s ability to influence the outcome of important transactions, including a change in control.

New TruGolf Class B Shares will have 10 votes per share, while New TruGolf Class A Shares will have one vote per share. Upon the consummation of the Business Combination, its funders, Christopher Jones, Steven Johnson and David Ashby, will hold all shares of New TruGolf Class B Common Stock granting them each approximately 44.0%, 21.3% and 22.6%, respectively, of voting power and together approximately 87.9% of the voting power of New TruGolf following the Business Combination (under the No Redemption Scenario). As a result, if they act together, they will be able to control matters submitted to New TruGolf’s shareholders for approval, including the election of directors, amendments of its organizational documents and any merger, consolidation, sale of all or substantially all of its assets or other major corporate transactions (although neither Founder will individually have a majority of the voting power). New TruGolf’s founders may have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. This concentrated control may have the effect of delaying, preventing or deterring a change in control of New TruGolf, could deprive its stockholders of an opportunity to receive a premium for their shares as part of a sale of New TruGolf, and might ultimately affect the market price of shares of New TruGolf Class A Common Stock. For information about its dual class structure, see the section titled “Description of Securities – Description of New TruGolf Common Stock.”

New TruGolf cannot predict the impact New TruGolf’s dual class structure may have on the stock price of New TruGolf Common Stock.

New TruGolf cannot predict whether New TruGolf’s dual class structure will result in a lower or more volatile market price of the New TruGolf Common Stock or in adverse publicity or other adverse consequences. For example, certain index providers have announced restrictions on including companies with multiple-class share structures in certain of their indexes. In July 2017, FTSE Russell and S&P Dow Jones announced that they would cease to allow most newly public companies utilizing dual or multi-class capital structures to be included in their indices. Affected indices include the Russell 2000 and the S&P 500, S&P MidCap 400 and S&P SmallCap 600, which together make up the S&P Composite 1500. Beginning in 2017, MSCI, a leading stock index provider, opened public consultations on their treatment of no-vote and multi-class structures and temporarily barred new multi-class listings from certain of its indices; however, in October 2018, MSCI announced its decision to include equity securities “with unequal voting structures” in its indices and to launch a new index that specifically includes voting rights in its eligibility criteria. Under the announced policies, New TruGolf’s dual class capital structure would make us ineligible for inclusion in certain indices, and as a result, mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track those indices will not be investing in its shares. These policies are still fairly new and it is as of yet unclear what effect, if any, they will have on the valuations of publicly traded companies excluded from the indices, but it is possible that they may depress these valuations compared to those of other similar companies that are included. Because of New TruGolf’s dual class structure, New TruGolf will likely be excluded from certain of these indexes and New TruGolf cannot assure you that other stock indexes will not take similar actions. Given the sustained flow of investment funds into passive strategies that seek to track certain indexes, exclusion from stock indexes would likely preclude investment by many of these funds and could make New TruGolf Class A Common Stock less attractive to other investors. As a result, the market price of the New TruGolf Class A common stock could be adversely affected.

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Risks Related to Deep Medicine and the Business Combination

Unless the context otherwise requires, references to “we,” “us” and “our” in this subsection generally refer to Deep Medicine.

Deep Medicine stockholders will have a reduced ownership and voting interest after the Business Combination and will exercise less influence over management.

Upon the issuance of the Deep Medicine Common Stock in the Business Combination, current Deep Medicine stockholders’ percentage ownership will be diluted. Assuming no public stockholders exercise their redemption rights, current Deep Medicine stockholders’ percentage ownership in New TruGolf following the issuance of shares to TruGolf stockholders (including the Initial Stockholders) would be 13.1%. Under the same assumptions and assuming that 279,804 Deep Medicine Class A Shares are redeemed in connection with the Business Combination, which is the maximum permitted amount of redemptions while still satisfying the conditions to the consummation of the Business Combination in the Merger Agreement, current Deep Medicine stockholders’ percentage ownership in New TruGolf following the issuance of Deep Medicine Common Stock to TruGolf stockholders would be 11.3%. The percentage of New TruGolf’s common stock that will be owned by current Deep Medicine stockholders as a group will vary based on the number of Public Shares for which the holders thereof request redemption in connection with the Business Combination. Because of this, current Deep Medicine stockholders, as a group, will have less influence on the board of directors, management and policies of New TruGolf than they now have on the board of directors, management and policies of Deep Medicine. The foregoing amounts of percentage ownership will change (x) if the actual facts differ from the assumptions set forth above and (y) depending on whether any PIPE Investment is consummated. For an illustration of the number of shares and percentage interests outstanding under scenarios that assume redemptions of Deep Medicine’s Public Shares in amounts of 25%, 50% and 75%, see the section entitled “Summary of The Proxy statement/prospectus — Equity Ownership Upon Closing.”

The market price of New TruGolf Common Stock after the Business Combination may be affected by factors different from those currently affecting the prices of Deep Medicine Class A Shares.

Upon completion of the Business Combination, holders of TruGolf Common Stock will become holders of New TruGolf Common Stock. Prior to the Business Combination, Deep Medicine has had limited operations. Upon completion of the Business Combination, New TruGolf’s results of operations will depend upon the performance of New TruGolf’s businesses, which are affected by factors that are different from those currently affecting the results of operations of Deep Medicine.

If the Business Combination’s benefits do not meet the expectations of financial analysts, the market price of New TruGolf Common Stock may decline.

The market price of the New TruGolf Common Stock may decline as a result of the Business Combination if New TruGolf does not achieve the perceived benefits of the Business Combination as rapidly, or to the extent anticipated by, financial analysts or the effect of the Business Combination on New TruGolf’s financial results is not consistent with the expectations of financial analysts. Accordingly, holders of New TruGolf Common Stock may experience a loss as a result of a decline in the market price of New TruGolf Common Stock. In addition, a decline in the market price of New TruGolf Common Stock could adversely affect New TruGolf’s ability to issue additional securities and to obtain additional financing in the future.

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The consummation of the Business Combination is subject to a number of conditions, and if those conditions are not satisfied or waived, the Merger Agreement may be terminated in accordance with its terms and the Business Combination may not be completed.

The Merger Agreement is subject to a number of conditions which must be fulfilled in order to complete the Business Combination. Those conditions include, but are not limited to: approval of the proposals required to effect the Business Combination by Deep Medicine and TruGolf stockholders, as well as receipt of requisite regulatory approval, absence of orders prohibiting completion of the Business Combination, approval of the Deep Medicine Class A Shares to be issued to TruGolf stockholders for listing on Nasdaq, meeting the Minimum Cash Condition, the accuracy of the representations and warranties by both parties (subject to the materiality standards set forth in the Merger Agreement) and the performance by both parties of their covenants and agreements. These conditions to the closing of the Business Combination may not be fulfilled in a timely manner or at all, and, accordingly, the closing of the Business Combination may be significantly delayed or not occur at all. In addition, the parties can mutually decide to terminate the Merger Agreement at any time, before or after stockholder approval, or Deep Medicine or TruGolf may elect to terminate the Merger Agreement in certain other circumstances. See “Proposal No. 2: The Business Combination Proposal — The Merger Agreement — Termination.”

There are risks to Deep Medicine stockholders who are not affiliates of the Sponsor of becoming stockholders of New TruGolf through the Business Combination rather than acquiring securities of TruGolf directly in an underwritten public offering, including no independent due diligence review by an underwriter.

New TruGolf will apply to list its Class A common stock on Nasdaq, but the Business Combination is different from a traditional underwritten initial public offering. Among other things, there is no independent third-party underwriter selling the shares of the common stock, and, accordingly, the scope of due diligence conducted in conjunction with the Business Combination may be different than would typically be conducted in the event TruGolf pursued an underwritten initial public offering. Before entering into the Merger Agreement, Deep Medicine and TruGolf each performed a due diligence review of each other’s business, operations and disclosure. However, in a typical initial public offering, the underwriters of the offering conduct independent due diligence on the company to be taken public, and following the offering, the underwriters are subject to liability under Section 11 of the Securities Act to private investors for any material misstatements or omissions in the registration statement. Due diligence reviews typically include an independent investigation of the background of the company, any advisors and their respective affiliates, review of the offering documents, assessment of significant risks of the business operations, and independent analysis of the plan of business and any underlying financial assumptions. The lack of an independent due diligence review and investigation means that you must rely on the information included in this proxy statement/prospectus. Further, while potential investors in an initial public offering typically have a private right of action against the underwriters of the offering for any such material misstatements or omissions, there are no third-party underwriters of the Deep Medicine Common Stock that will be issued pursuant to the Business Combination, and therefore no corresponding right of action is available to investors against any such third parties, including any financial advisors of Deep Medicine and TruGolf for any material misstatements or omissions in this proxy statement/prospectus.

In addition, because there are no underwriters engaged in connection with the Business Combination, prior to the opening of trading on Nasdaq on the trading day immediately following the Closing Date, there will be no book building process and no price at which underwriters initially sold shares to the public to help inform efficient and sufficient price discovery with respect to the initial post-closing trades on Nasdaq. Therefore, buy and sell orders submitted prior to and at the opening of initial post-closing trading of the New TruGolf Common Stock on Nasdaq will not have the benefit of being informed by a published price range or a price at which the underwriters initially sold shares to the public, as would be the case in an underwritten initial public offering. There will be no underwriters assuming risk in connection with an initial resale of shares of the New TruGolf Common Stock or helping to stabilize, maintain or affect the public price of the New TruGolf Common Stock following the Closing Date. Moreover, we will not engage in, and have not and will not, directly or indirectly, request the financial advisors to engage in, any special selling efforts or stabilization or price support activities in connection with the New TruGolf Common Stock that will be outstanding immediately following the Closing Date. All of these differences from an underwritten public offering of TruGolf’s securities could result in a more volatile price for the New TruGolf Common Stock following the Closing Date.

Further, we will not conduct a traditional “roadshow” with underwriters prior to the opening of initial post-closing trading of the New TruGolf Class A Common Stock on Nasdaq. There can be no guarantee that any information made available in this proxy statement/prospectus and/or otherwise disclosed or filed with the SEC will have the same impact on investor education as a traditional “roadshow” conducted in connection with an underwritten initial public offering. As a result, there may not be efficient or sufficient price discovery with respect to the New TruGolf Common Stock or sufficient demand among potential investors immediately after the Closing Date, which could result in a more volatile price for the New TruGolf Common Stock.

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We may not be able to complete an initial business combination (including the Business Combination) with certain potential target companies if a proposed transaction with the target company may be subject to review or approval by regulatory authorities pursuant to certain U.S. or foreign laws or regulations.

Certain acquisitions or business combinations may be subject to review or approval by regulatory authorities pursuant to certain U.S. or foreign laws or regulations. In the event that such regulatory approval or clearance is not obtained, or the review process is extended beyond the period of time that would permit an initial Business Combination to be consummated with us, we may not be able to consummate a Business Combination with such target.

Among other things, the U.S. Federal Communications Act prohibits foreign individuals, governments, and corporations from owning more than a specified percentage of the capital stock of a broadcast, common carrier, or aeronautical radio station licensee. In addition, U.S. law currently restricts foreign ownership of U.S. airlines. In the United States, certain mergers that may affect competition may require certain filings and review by the Department of Justice and the Federal Trade Commission, and investments or acquisitions that may affect national security are subject to review by the Committee on Foreign Investment in the United States (“CFIUS”). CFIUS is an interagency committee authorized to review certain transactions involving foreign investment in the United States by foreign persons in order to determine the effect of such transactions on the national security of the United States.

Outside the United States, laws or regulations may affect our ability to consummate a Business Combination with potential target companies incorporated or having business operations in jurisdiction where national security considerations, involvement in regulated industries (including telecommunications), or in businesses relating to a country’s culture or heritage may be implicated. We are a Delaware company and Ke Li, the managing member of our Sponsor, is a citizen of the U.S. and a resident of Hong Kong SAR. Additionally, certain minority owners of our Sponsor are citizens of China.

U.S. and foreign regulators generally have the power to deny the ability of the parties to consummate a transaction or to condition approval of a transaction on specified terms and conditions, which may not be acceptable to us or a target. In such event, we may not be able to consummate a transaction with that potential target.

As a result of these various restrictions, the pool of potential targets with which we could complete an initial Business Combination may be limited and we may be adversely affected in terms of competing with other special purpose acquisition companies (“SPACs”) that do not have similar ownership issues. Moreover, the process of government review could be lengthy. Because we have only a limited time to complete our initial Business Combination, our failure to obtain any required approvals within the requisite time period may require us to liquidate. If we liquidate, our public stockholders may only receive $10.10 per share, and our warrants will expire worthless. This will also cause you to lose any potential investment opportunity in a target company and the chance of realizing future gains on your investment through any price appreciation in the combined company.

Termination of the Merger Agreement could negatively impact TruGolf and Deep Medicine.

If the Business Combination is not completed for any reason, including as a result of TruGolf stockholders declining to adopt the Merger Agreement or Deep Medicine stockholders declining to approve the proposals required to effect the Business Combination, the ongoing businesses of TruGolf and Deep Medicine may be adversely impacted and, without realizing any of the anticipated benefits of completing the Business Combination, TruGolf and Deep Medicine would be subject to a number of risks, including the following:

●	Deep Medicine may experience negative reactions from the financial markets, including negative impacts on the Deep Medicine Common Stock and Deep Medicine Rights (including to the extent that the current market price reflects a market assumption that the Business Combination will be completed);

●	TruGolf may experience negative reactions from its customers, vendors and employees;

●	TruGolf and Deep Medicine will have incurred substantial expenses and will be required to pay certain costs relating to the Business Combination, whether or not the Business Combination is completed; and

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●	Since the Merger Agreement restricts the conduct of TruGolf’s and Deep Medicine’s businesses prior to completion of the Business Combination, each of TruGolf and Deep Medicine may not have been able to take certain actions during the pendency of the Business Combination that would have benefitted it as an independent company, and the opportunity to take such actions may no longer be available (see the section of this proxy statement/prospectus entitled “Proposal No. 2: The Business Combination Proposal — The Merger Agreement — Covenants of the Parties” for a description of the restrictive covenants applicable to TruGolf and Deep Medicine).

Deep Medicine and TruGolf will be subject to business uncertainties and contractual restrictions while the Business Combination is pending.

Uncertainty about the consummation of the Business Combination on employees, merchants and customers may have an adverse effect on TruGolf and consequently on Deep Medicine. These uncertainties may impair TruGolf’s ability to attract, retain and motivate key personnel until the Business Combination is completed, and could cause customers and others that deal with TruGolf to seek to change existing business relationships with TruGolf. If key employees depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with the business, New TruGolf’s business following the Business Combination could be negatively impacted. In addition, the Merger Agreement restricts TruGolf from making certain expenditures and taking other specified actions without the consent of Deep Medicine until the Business Combination occurs. These restrictions may prevent TruGolf from pursuing attractive business opportunities that may arise prior to the completion of the Business Combination. See “Proposal No. 2: The Business Combination Proposal — The Merger Agreement — Covenants of the Parties.”

Potential litigation against TruGolf and Deep Medicine could result in an injunction preventing the completion of the Business Combination or a judgment resulting in the payment of damages.

There can be no assurances that lawsuits, complaints or demands will not be filed or made with respect to the Business Combination. Such lawsuits, complaints or demands could prevent or delay the completion of the Business Combination and result in significant costs to TruGolf and/or Deep Medicine, including any costs associated with the indemnification of directors and officers. The defense or settlement of any lawsuit, claim or demand, including the matters described above, that remains unresolved at the time the Business Combination is completed may adversely affect TruGolf’s business, financial condition, results of operations and cash flows.

Deep Medicine’s independent directors paid nominal consideration for the Founder Shares they hold. As a result, Deep Medicine’s independent directors may make a substantial profit if the Business Combination is consummated, even if the shares held by Deep Medicine’s public stockholders lose substantial value. For this reason, Deep Medicine’s independent directors may have a strong economic incentive to approve and complete the Business Combination, even if the Business Combination arguably may not be in the best interests of Deep Medicine’s public stockholders.

Our Insiders have invested in Deep Medicine an aggregate of $4,115,000, comprised of the $50,000 purchase price for the Founder Shares and the $4,065,000 purchase price for the Private Placement Units. Assuming a trading price of $10.00 per share of New TruGolf upon consummation of the Business Combination, the 3,609,650 shares of New TruGolf Common Stock held by our Insiders (including shares issuable upon their rights) following the Closing would have an aggregate implied value of approximately $36.1 million at that time. Even if the trading price of the New TruGolf Common Stock were as low as approximately $1.14 per share, the value of such shares of New TruGolf Common Stock would be equal to the Insiders’ initial investment in Deep Medicine. If the Business Combination is not completed, however, and if Deep Medicine is forced to liquidate, the Insiders will lose their entire investment in Deep Medicine. As a result, the Insiders are likely to be able to recoup their investment in Deep Medicine and make a substantial profit on that investment, even if the Public Shares have lost significant value.

Furthermore, Deep Medicine’s independent directors paid nominal consideration for the Founder Shares they hold. The Founder Shares held by the independent directors may have substantial value if the Business Combination is completed, but those Founder Shares would be worthless if Deep Medicine were forced to liquidate. As a result, in order to avoid losing the value in the Founder Shares, Deep Medicine’s independent directors may have a strong economic incentive to approve and complete the Business Combination, even if the Business Combination arguably may not be in the best interests of Deep Medicine’s public stockholders.

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For the foregoing reasons, you should consider the financial incentives that Deep Medicine’s independent directors may have to approve and complete the Business Combination when evaluating whether vote for the Business Combination Proposal and other proposals, as well as when considering whether to redeem your Public Shares prior to or in connection with the Business Combination.

Deep Medicine’s directors and officers may have interests in the Business Combination that differ from the interests of Deep Medicine’s stockholders.

Executive officers of Deep Medicine negotiated the terms of the Merger Agreement with their counterparts at TruGolf, and the Deep Medicine Board determined that the Merger Agreement and the transactions contemplated thereby are advisable and fair to, and in the best interests of, Deep Medicine and its stockholders, and approved the Merger Agreement and the transactions contemplated thereby. In considering these facts and the other information contained in this proxy statement/prospectus, you should be aware that Deep Medicine’s executive officers and directors may have financial interests in the Business Combination that may be different from, or in addition to, the interests of Deep Medicine’s stockholders, including, but not limited to, repayment of expenses upon the Closing of the Business Combination, repayment of loans upon the Closing of the Business Combination, the right to be issued 300,000 shares following the Closing, and the ability to earn a positive rate of return even if the share price of New TruGolf after the Closing falls below the price initially paid for the Founder Shares and the Public Stockholders experience a negative rate of return following the Closing of the Business Combination. The Deep Medicine Board was aware of and considered these interests, among other matters, in reaching the determination that the Merger Agreement and the transactions contemplated thereby were advisable and fair to, and in the best interests of, Deep Medicine and its stockholders. For a detailed discussion of the special interests that Deep Medicine’s directors and executive officers may have in the Business Combination, see the section of this proxy statement/prospectus entitled “Proposal No. 2: The Business Combination Proposal — Interests of Certain Persons in the Business Combination.”

The unaudited pro forma condensed combined financial information included in this proxy statement/prospectus is preliminary and the actual financial condition and results of operations after the Business Combination may differ materially.

The unaudited pro forma financial information included in this proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what New TruGolf’s actual financial position or results of operations would have been had the Business Combination been completed on the date(s) indicated. The preparation of the pro forma financial information is based upon available information and certain assumptions and estimates that Deep Medicine and TruGolf currently believe are reasonable. The unaudited pro forma condensed combined information does not purport to indicate the results that would have been obtained had the Business Combination and related transactions actually been completed on the assumed date or for the periods presented, or which may be realized in the future. The pro forma adjustments are based on the information currently available and the assumptions and estimates underlying the pro forma adjustments are described in the accompanying notes. Actual results may differ materially from the assumptions within the accompanying unaudited pro forma condensed combined financial information. See “Unaudited Pro Forma Condensed Combined Financial Information”.

Deep Medicine and TruGolf will incur transaction costs in connection with the Business Combination.

Each of Deep Medicine and TruGolf has incurred and expects that it will incur significant, non-recurring costs in connection with consummating the Business Combination. Deep Medicine and TruGolf will also incur significant legal, financial advisor, accounting, banking and consulting fees, fees relating to regulatory filings and notices, SEC filing fees, printing and mailing fees and other costs associated with the Business Combination. Some of these costs are payable regardless of whether the Business Combination is completed. See “Proposal No. 2: The Business Combination Proposal — The Merger Agreement”.

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The Sponsor has agreed to vote in favor of certain proposals at the Special Meeting, regardless of how public stockholders vote.

As of the date hereof, the shares of Deep Medicine Common Stock owned by the Sponsor represent approximately 65.5% of the voting power of the outstanding Deep Medicine Common Stock. Pursuant to a letter agreement entered into at the closing of Deep Medicine’s IPO, the Sponsor has agreed to vote any Deep Medicine securities held by it in favor of the Business Combination, regardless of how public stockholders vote. Pursuant to the Sponsor Support Agreement entered into in connection with the Merger Agreement, the Sponsor has agreed to vote any Deep Medicine Class A Shares held by the Sponsor in favor of each of the proposals at the Special Meeting, regardless of how public stockholders vote. Accordingly, these agreements entered into by the Sponsor will increase the likelihood that Deep Medicine will receive the requisite stockholder approval for the Merger Agreement and the transactions contemplated thereby.

Deep Medicine’s current directors’ and executive officers’ affiliates own shares of Deep Medicine Common Stock and rights that will be worthless if the Business Combination is not approved. Such interests may have influenced their decision to approve the Business Combination.

If the Business Combination or another business combination is not consummated by January 29, 2024 (unless extended by Deep Medicine’s stockholders), Deep Medicine will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding Public Shares for cash and, subject to the approval of its remaining stockholders and its board of directors, dissolving and liquidating. In such event, the 3,162,500 Founder Shares held by the Insiders, that were acquired for an aggregate purchase price of $50,000 prior to Deep Medicine’s IPO, would be worthless because the holders are not entitled to participate in any redemption with respect to such shares. Further, the Insiders purchased an aggregate of 406,500 Private Placement Units at a price of $10.00 per unit, simultaneously with the consummation of Deep Medicine’s IPO, for an aggregate purchase price of $4,065,000. Even if the trading price of Deep Medicine Class A Shares was as low as approximately $1.14 per share, the value of the securities held by the Insiders would be equal to such parties’ initial investment in Deep Medicine. The Deep Medicine securities held by the Insiders will become worthless if Deep Medicine does not consummate a business combination by January 29, 2024 (unless extended by Deep Medicine’s stockholders). On the other hand, such securities had an aggregate market value of approximately $[ ], based upon the closing price of $[ ] per share on Nasdaq on the Record Date.

As such, the Insiders will benefit from the completion of a business combination and may be incentivized to complete an acquisition on terms less favorable to stockholders rather than liquidate. In addition, based on the difference in the purchase price of approximately $0.017 that the Sponsor paid for the Founder Shares, as compared to the purchase price of $10.00 per unit sold in Deep Medicine’s IPO, the Insiders may earn a positive rate of return even if the share price of New TruGolf after the Closing falls below the price initially paid for the units in the IPO and the public stockholders experience a negative rate of return following the Closing of the Business Combination. In the event that a business combination is not effected, the Insiders will not be entitled to any reimbursement of funds invested in Deep Medicine.

These financial interests may have influenced the decision of the Deep Medicine Board and officers to approve the Business Combination and to continue to pursue the Business Combination. In considering the recommendations of the Deep Medicine Board to vote for the Business Combination Proposal and other proposals, its stockholders should consider these interests. See the section of this proxy statement/prospectus entitled “Proposal 2 — The Business Combination Proposal — Interests of Certain Persons in the Business Combination.”

Deep Medicine may not be able to consummate the Business Combination or another initial business combination within the required time period, in which case it would cease all operations except for the purpose of winding up and it would redeem the Deep Medicine Class A Shares and liquidate, in which case the holders of Deep Medicine Class A Shares may only receive $10.10 per share, or less than such amount in certain circumstances, and the rights will expire worthless.

Deep Medicine’s Existing Charter provides that if Deep Medicine does not complete an initial business combination by January 29, 2024 (unless extended by Deep Medicine’s stockholders), it will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account not previously released to the Corporation to pay its taxes (less up to $50,000 of interest to pay dissolution expenses), divided by the number of then-outstanding Public Shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of Deep Medicine’s remaining stockholders and board of directors, liquidate and dissolve, subject in each case to Deep Medicine’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to Deep Medicine’s rights, which will expire worthless if Deep Medicine fails to complete an initial business combination within the required period.

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The Sponsor, directors, officers, advisors and their affiliates may elect to purchase shares or rights from holders of Deep Medicine Common Stock, which may influence the vote on the Business Combination Proposal and reduce the public float of the Deep Medicine Class A Shares.

Notwithstanding the NTA Proposal, at any time prior to the Special Meeting, during a period when they are not then aware of any material nonpublic information regarding Deep Medicine or its securities, Deep Medicine’s Insiders, TruGolf and/or their respective affiliates may purchase Public Shares and/or Public Right from investors, or they may enter into transactions with such investors and others to provide them with incentives to acquire shares of Deep Medicine Common Stock. In such transactions, the purchase price for the Deep Medicine Common Stock will not exceed the redemption price. In addition, the persons described above will waive redemption rights, if any, with respect to the Deep Medicine Common Stock they acquire in such transactions. However, any Deep Medicine Common Stock acquired by the persons described above would not vote on the Business Combination Proposal.

The purpose of such share purchases and other transactions would be to increase the likelihood that the conditions to the consummation of the Business Combination are satisfied or to increase the likelihood that Deep Medicine has at least $5,000,001 of net tangible assets either immediately before or after the consummation of the Business Combination. This may result in the completion of our Business Combination that may not otherwise have been possible. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options.

As of the date of this proxy statement/prospectus, there have been no such discussions and no agreements to such effect have been entered into with any such investor or holder. If such arrangements or agreements are entered into, Deep Medicine will file a Current Report on Form 8-K prior to the Special Meeting to disclose any arrangements entered into or significant purchases made by any of the aforementioned persons. Any such report will include (i) the amount of Deep Medicine Class A Shares purchased and the purchase price; (ii) the purpose of such purchases; (iii) the impact of such purchases on the likelihood that the Business Combination transaction will be approved; (iv) the identities or characteristics of security holders who sold shares if not purchased in the open market or the nature of the sellers; and (v) the number of Deep Medicine Class A Shares for which Deep Medicine has received redemption requests.

Entering into any such incentive arrangements may have a depressive effect on the Deep Medicine Common Stock. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares he owns, either prior to or immediately after the Special Meeting. In addition, if such purchases are made, the public float of Deep Medicine Class A Shares or rights and the number of beneficial holders of Deep Medicine securities may be reduced, possibly making it difficult to maintain the quotation, listing or trading of Deep Medicine securities on a national securities exchange.

If a stockholder fails to receive notice of Deep Medicine’s offer to redeem our Public Shares in connection with Deep Medicine’s initial business combination, or fails to comply with the procedures for submitting or tendering such stockholder’s shares, such shares may not be redeemed.

Despite Deep Medicine’s compliance with the proxy rules, if a stockholder fails to receive its proxy materials, such stockholder may not become aware of the opportunity to redeem its shares. In addition, proxy materials that we will furnish to holders of our Public Shares in connection with our initial business combination will describe the various procedures that must be complied with in order to validly tender or submit Public Shares for redemption. For example, public stockholders seeking to exercise their redemption rights, whether they are record holders or hold their shares in “street name,” are required to, at the holder’s option, either deliver their stock certificates to our transfer agent, or to deliver their shares to our transfer agent electronically at least two business days prior to the Special Meeting. In addition, a public stockholder seeking redemption of its Public Shares must also submit a written request for redemption to our transfer agent two business days prior to the vote in which the name of the beneficial owner of such shares is included. In the event that a stockholder fails to comply with these or any other procedures disclosed in this proxy statement/prospectus, its shares may not be redeemed.

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A new 1% U.S. federal excise tax could be imposed on Deep Medicine in connection with redemptions of Deep Medicine Public Shares.

On August 16, 2022, the Inflation Reduction Act of 2022 (the “IRA”) was signed into U.S. federal law. The IRA provides for, among other things, a new 1% U.S. federal excise tax on certain repurchases (including certain redemptions) of stock by publicly traded U.S. corporations and certain U.S. subsidiaries of publicly traded non-U.S. corporations (each, a “covered corporation”). The excise tax will apply to stock repurchases occurring in 2023 and beyond. It is currently expected that Deep Medicine (whose securities are trading on Nasdaq) is a “covered corporation” for this purpose. The amount of the excise tax is generally 1% of the fair market value of the shares repurchased at the time of the repurchase. The U.S. Department of the Treasury has authority to provide excise tax regulations and other guidance to carry out, and prevent the abuse or avoidance of, the excise tax. On December 27, 2022, the U.S. Department of the Treasury issued a notice that provides interim operating rules for the excise tax, including rules governing the calculation and reporting of the excise tax, on which taxpayers may rely until the forthcoming proposed Treasury regulations addressing the excise tax are published. Although such notice clarifies certain aspects of the excise tax, the interpretation and operation of other aspects of the excise tax remain unclear, and such interim operating rules are subject to change.

The extent of the excise tax that may be incurred in connection with a redemption of our Public Shares would depend on a number of factors, including (i) whether the redemption is treated as a repurchase of stock for purposes of the excise tax, (ii) the fair market value of the redemption treated as a repurchase of stock in connection with the Business Combination, (iii) the nature and amount of the equity issued, if any, by Deep Medicine in connection with the Business Combination (including any equity issued by Deep Medicine in connection with PIPE financing within the same taxable year of the redemption treated as a repurchase of stock), and (iv) the content of forthcoming regulations and other guidance from the U.S. Department of the Treasury. As noted above, the excise tax is imposed on the repurchasing corporation itself, not the stockholders from which stock is repurchased, and only limited guidance on the mechanics of any required reporting and payment of the excise tax on which taxpayers may rely have been issued to date. The imposition of the excise tax could reduce the amount of cash available to Deep Medicine for effecting the redemptions of our Public Shares, and could reduce the cash on hand for Deep Medicine to fund operations and to make distributions to shareholders.

Neither Deep Medicine nor its stockholders will have the protection of any indemnification, escrow, price adjustment or other provisions that allow for a post-closing adjustment to be made to the total Business Combination consideration in the event that any of the representations and warranties made by TruGolf in the Merger Agreement ultimately proves to be materially inaccurate or incorrect.

The representations and warranties made by TruGolf and Deep Medicine to each other in the Merger Agreement will not survive the consummation of the Business Combination. As a result, Deep Medicine and its stockholders will not have the protection of any indemnification, escrow, price adjustment or other provisions that allow for a post-closing adjustment to be made to the total Business Combination consideration if any representation or warranty made by TruGolf in the Merger Agreement proves to be materially inaccurate or incorrect. Accordingly, to the extent such representations or warranties are incorrect, Deep Medicine would have no indemnification claim with respect thereto and its financial condition or results of operations could be adversely affected.

Either Deep Medicine or TruGolf may waive one or more of the conditions to the Business Combination or certain of the other transactions contemplated by the Merger Agreement.

Either Deep Medicine or TruGolf may agree to waive, in whole or in part, some of the conditions to its obligations to consummate the Business Combination or certain of the other transactions contemplated by the Merger Agreement, to the extent permitted by Deep Medicine’s and TruGolf’s organizational documents and applicable laws. For example, it is a condition to Deep Medicine’s obligations to consummate the Business Combination that certain of TruGolf’s representations and warranties are true and correct in all respects as of the Closing Date (subject to certain materiality qualifiers). However, if the Deep Medicine Board determines that it is in the best interest of the Deep Medicine stockholders to waive any such breach, then the board may elect to waive that condition and consummate the Business Combination. No party is permitted to waive the condition that Deep Medicine stockholders approve the Business Combination Proposal.

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Deep Medicine may not have sufficient funds to satisfy indemnification claims of its directors and executive officers.

Deep Medicine has agreed to indemnify its officers and directors to the fullest extent permitted by law. However, Deep Medicine’s officers and directors have agreed to waive any right, title, interest or claim of any kind in or to any monies in the Trust Account and not to seek recourse against the Trust Account for any reason whatsoever. Accordingly, any indemnification provided will be able to be satisfied by Deep Medicine only if (i) Deep Medicine has sufficient funds outside of the Trust Account or (ii) Deep Medicine consummates the Business Combination. Deep Medicine’s obligation to indemnify its officers and directors may discourage stockholders from bringing a lawsuit against its officers or directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against Deep Medicine’s officers and directors, even though such an action, if successful, might otherwise benefit Deep Medicine and its stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent Deep Medicine pays the costs of settlement and damage awards against its officers and directors pursuant to these indemnification provisions.

Deep Medicine may not be able to obtain a PIPE Investment in connection with the Business Combination.

Deep Medicine may not be able to obtain a PIPE Investment on terms that are acceptable to Deep Medicine, or at all. If Deep Medicine does not obtain a PIPE Investment, Deep Medicine may not be able to consummate the Business Combination or certain other transactions contemplated by the Merger Agreement. The terms of any PIPE Investment may be onerous to Deep Medicine, and Deep Medicine may be unable to obtain alternative financing on terms that are acceptable to it, or at all. The failure to secure a PIPE Investment could impede the ability to consummate the Business Combination and/or harm the continued development or growth of New TruGolf following the Closing. None of Deep Medicine’s officers, directors or stockholders is required to provide any financing to Deep Medicine in connection with or after the consummation of the Business Combination.

Subsequent to the consummation of the Business Combination and the other transactions contemplated by the Merger Agreement, New TruGolf may be required to take write-downs or write-offs, or may be subject to restructuring, impairment or other charges that could have a significant negative effect on New TruGolf’s financial condition, results of operations and the price of New TruGolf’s securities, which could cause you to lose some or all of your investment.

Although Deep Medicine has conducted due diligence on TruGolf, this diligence may not reveal all material issues that may be present with TruGolf’s business. Factors outside of TruGolf’s and Deep Medicine’s respective control may arise at any time. As a result of these factors, New TruGolf may be forced to later write-down or write-off assets, restructure operations, or incur impairment or other charges that could result in New TruGolf reporting losses. Even if Deep Medicine’s due diligence successfully identified certain risks, unexpected risks may arise, and previously known risks may materialize in a manner not consistent with Deep Medicine’s preliminary risk analysis. Even though these charges may be non-cash items and therefore not have an immediate impact on New TruGolf’s liquidity, the fact that New TruGolf reports charges of this nature could contribute to negative market perceptions about New TruGolf or its securities. In addition, charges of this nature may cause New TruGolf to be unable to obtain future financing on favorable terms or at all.

Changes in laws or regulations, or a failure to comply with any laws and regulations, may adversely affect our business, including our ability to negotiate and complete our initial business combination and results of operations.

We are subject to laws and regulations enacted by national, regional and local governments. In particular, we will be required to comply with certain SEC and other legal requirements. Compliance with, and monitoring of, applicable laws and regulations may be difficult, time consuming and costly. Those laws and regulations and their interpretation and application may also change from time to time and those changes could have a material adverse effect on our business, investments and results of operations. In addition, a failure to comply with applicable laws or regulations, as interpreted and applied, could have a material adverse effect on our business, including our ability to negotiate and complete our initial business combination and results of operations.

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On March 30, 2022, the SEC issued proposed rules relating to, among other items, enhancing disclosures in business combination transactions involving SPACs and private operating companies; amending the financial statement requirements applicable to transactions involving shell companies; effectively eliminating the safe harbor relating to the use of projections in SEC filings in connection with proposed business combination transactions; increasing the potential liability of certain participants in proposed business combination transactions; and the extent to which SPACs could become subject to regulation under the Investment Company Act, including a proposed rule that would provide SPACs a safe harbor from treatment as an investment company if they satisfy certain conditions that limit a SPAC’s duration, asset composition, business purpose and activities. These rules, if adopted, whether in the form proposed or in revised form, may materially increase the costs and time needed to complete an initial business combination or impair our ability to complete a business combination.

New TruGolf’s failure to timely and effectively implement controls and procedures required by Section 404(a) of the Sarbanes-Oxley Act that will be applicable to it after the Business Combination is consummated could harm its business.

TruGolf is currently not subject to Section 404 of the Sarbanes-Oxley Act. However, following the consummation of the Business Combination and the other transactions contemplated by the Merger Agreement, New TruGolf will be required to provide management’s attestation on internal controls commencing with New TruGolf’s annual report for the year ending December 31, 2023 in accordance with applicable SEC guidance. The standards required for a public company under Section 404(a) of the Sarbanes-Oxley Act are significantly more stringent than those required of TruGolf as a privately-held company. Management may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements that will be applicable after the Business Combination. If New TruGolf is not able to implement the additional requirements of Section 404(a) in a timely manner or with adequate compliance, it may not be able to assess whether its internal controls over financial reporting are effective, which may subject it to adverse regulatory consequences and could harm investor confidence and the market price of its securities.

The future exercise of registration rights may adversely affect the market price of the New TruGolf Common Stock.

Certain New TruGolf stockholders will have registration rights for restricted securities. Sales of a substantial number of New TruGolf’s securities pursuant to the resale registration statement in the public market could occur at any time the registration statement remains effective. In addition, certain registration rights holders can request underwritten offerings to sell their securities. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of New TruGolf’s securities.

Nasdaq may delist Deep Medicine’s securities from trading on its exchange, which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions.

We cannot assure you that our securities will continue to be listed on Nasdaq in the future and prior to the Business Combination. In order to continue listing our securities on Nasdaq prior to an initial Business Combination, we must maintain certain financial, distribution and share price levels.

On January 22, 2023, Deep Medicine received a written notice (the “Notice”) from the Listing Qualifications Department of Nasdaq (the “Staff”) indicating that, following the stockholder redemptions at the Second Extension Meeting, Deep Medicine is not in compliance with Listing Rule 5450(b)(2), due to Deep Medicine’s failure to meet the minimum 1,100,000 publicly held shares requirement for continued listing on the Nasdaq Global Market. The Notice was only a notification of deficiency, not of imminent delisting, and had no effect on the listing or trading of the Company’s securities on the Nasdaq Global Market.

The Notice stated that Deep Medicine had until March 9, 2023 to submit a plan to regain compliance with Listing Rule 5450(b)(2).

On February 15, 2023, Deep Medicine received approval (the “Approval”) from the Staff that Deep Medicine’s application to transfer the listing of the Deep Medicine Class A Common Shares and Deep Medicine Rights from the Nasdaq Global Market to the Nasdaq Capital Market has been approved. The Deep Medicine Class A Common Shares and Deep Medicine Rights were transferred to the Nasdaq Capital Market at the opening of business on February 17, 2023.

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With respect to the Deep Medicine Common Stock before the Business Combination, if these shares are delisted from trading by Nasdaq, then such an event may be considered a Material Adverse Event under the Merger Agreement, and TruGolf is not obligated to close the Business Combination for as long as such Material Adverse Event is continuing and uncured.

If Nasdaq delists any of our securities from trading on its exchange and we are not able to list such securities on another national securities exchange, we expect such securities could be quoted on an over-the-counter market. If this were to occur, we could face significant material adverse consequences, including:

●	a limited availability of market quotations for our securities;

●	reduced liquidity for our securities;

●	a determination that the Deep Medicine Class A Common Stock is a “penny stock” which will require brokers trading in the Deep Medicine Class A Common Stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our securities;

●	a limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Because Deep Medicine Class A Shares and Public Rights are listed on the Nasdaq, Deep Medicine Class A Shares and Public Rights qualify as covered securities. Although the states are preempted from regulating the sale of these Deep Medicine securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. While Deep Medicine is not aware of a state having used these powers to prohibit or restrict the sale of securities issued by blank check companies, other than the state of Idaho, certain state securities regulators view blank check companies unfavorably and might use these powers, or threaten to use these powers, to hinder the sale of securities of blank check companies in their states. Further, if Deep Medicine was no longer listed on the Nasdaq, Deep Medicine’s securities would not be covered securities and Deep Medicine would be subject to regulation in each state in which it offers its securities.

Deep Medicine’s ability to successfully effect the Business Combination and New TruGolf’s ability to successfully operate the business thereafter will be largely dependent upon the efforts of certain key personnel. Any loss of such key personnel could negatively impact the operations and financial results of the combined business.

Deep Medicine’s ability to successfully effect the Business Combination and New TruGolf’s ability to successfully operate the business following the consummation of the Business Combination is dependent upon the efforts of certain key personnel. Although Deep Medicine expects TruGolf’s key personnel to remain with New TruGolf following the consummation of the Business Combination, there can be no assurance that they will do so. It is possible that TruGolf will lose some key personnel, the loss of which could negatively impact the operations and profitability of New TruGolf. Furthermore, following the consummation of the Business Combination, certain of the existing key personnel of TruGolf may be unfamiliar with the requirements of operating a company regulated by the SEC, which could cause New TruGolf to have to expend time and resources helping them become familiar with such requirements.

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The Existing Charter and the Proposed Charter require, to the fullest extent permitted by law, that derivative actions brought in Deep Medicine’s or New TruGolf’s name, as applicable, actions against their respective directors, officers, other employees or stockholders for breach of fiduciary duty and other similar actions may be brought only in the Court of Chancery in the State of Delaware and, if brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder’s counsel, which may have the effect of discouraging lawsuits against Deep Medicine’s or New TruGolf’s directors, officers, other employees or stockholders.

The Existing Charter requires, to the fullest extent permitted by law, that derivative actions brought in Deep Medicine’s or New TruGolf’s name, as applicable, actions against their respective directors, officers, other employees or stockholders for breach of fiduciary duty and certain other actions may be brought only in the Court of Chancery in the State of Delaware and, if brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder’s counsel except any action (i) as to which the Court of Chancery in the State of Delaware determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), (ii) which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery or (iii) for which the Court of Chancery does not have subject matter jurisdiction. Any person or entity purchasing or otherwise acquiring any interest in shares of Deep Medicine’s capital stock shall be deemed to have notice of and consented to the forum provisions in Deep Medicine’s Existing Charter.

The Proposed Charter requires that the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the Corporation; (b) any action asserting a claim of breach of a fiduciary duty owed by, or other wrongdoing by, any director, officer, stockholder, employee or agent of the Corporation to the Corporation or the Corporation’s stockholders; (c) any action asserting a claim against the Corporation or any director, officer, stockholder, employee or agent of the Corporation arising pursuant to any provision of the DGCL, this Proposed Charter or Proposed Bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware; (d) any action to interpret, apply, enforce or determine the validity of the Proposed Charter or Proposed Bylaws; or (e) any action asserting a claim against the Corporation or any director, officer, stockholder, employee or agent of the Corporation governed by the internal affairs doctrine.

These choice of forum provisions may limit or make more costly a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, other employees or stockholders, which may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the choice of forum provision contained in the Existing Charter or the Proposed Charter to be inapplicable or unenforceable in an action, Deep Medicine or New TruGolf, as applicable, may incur additional costs associated with resolving such action in other jurisdictions, which could harm their business, operating results and financial condition.

Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provisions will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. In addition, the Existing Charter and the Proposed Charter provide that, unless Deep Medicine consents in writing to the selection of an alternative forum, the federal district courts of the United States of America will, to the fullest extent permitted by law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, or the rules and regulations promulgated thereunder. We note, however, that there is uncertainty as to whether a court would enforce this provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Section 22 of the Securities Act creates concurrent jurisdiction for state and federal courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Risks Related to Ownership of New TruGolf’s Securities Following the Business Combination

There can be no assurance that New TruGolf Class A Common Stock will be approved for listing on the Nasdaq or that New TruGolf will be able to comply with the continued listing standards of the Nasdaq. The Nasdaq may not list New TruGolf’s securities on its exchange, which is a condition to the Closing of the Business Combination and any delisting could limit investors’ ability to make transactions in New TruGolf’s securities and subject New TruGolf to additional trading restrictions.

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In connection with the closing of the Business Combination and as a condition to TruGolf’s obligation to consummate the Merger, the parties intend to list the New TruGolf Class A Common Stock on the Nasdaq under the symbol “TRUG.” Deep Medicine cannot assure you that New TruGolf’s securities will continue to be listed on the Nasdaq after the Business Combination. In connection with the Business Combination and as a condition to TruGolf’s obligations to complete the Business Combination, New TruGolf will be required to demonstrate compliance with the Nasdaq’s initial listing requirements, which are more rigorous than the Nasdaq’s continued listing requirements, in order to continue to maintain the listing of its securities on the Nasdaq. For instance, New TruGolf’s stock price would generally be required to be at least $4.00 per share, its aggregate market value would be required to be at least $50 million, and the market value of its unrestricted publicly held shares would be required to be at least $15 million. Deep Medicine cannot assure you that New TruGolf will be able to meet those initial listing requirements at that time. New TruGolf’s continued eligibility for listing may depend on, among other things, the number of its shares that are redeemed. If the Nasdaq delists New TruGolf’s securities from trading on its exchange and New TruGolf is not able to list its securities on another national securities exchange, New TruGolf expects New TruGolf’s securities could be quoted on an over-the-counter market. If this were to occur, New TruGolf could face significant material adverse consequences, including:

●	a limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Because New TruGolf’s units and common stock will be listed on the Nasdaq, these securities will qualify as covered securities. Although the states are preempted from regulating the sale of New TruGolf securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. While New TruGolf is not aware of a state having used these powers to prohibit or restrict the sale of securities issued by blank check companies, other than the state of Idaho, certain state securities regulators view blank check companies unfavorably and might use these powers, or threaten to use these powers, to hinder the sale of securities of blank check companies in their states. Further, if New TruGolf was no longer listed on the Nasdaq, New TruGolf’s securities would not be covered securities and New TruGolf would be subject to regulation in each state in which it offers its securities.

New TruGolf’s stock price may change significantly following the Business Combination and you could lose all or part of your investment as a result.

The trading price of the New TruGolf Common Stock is likely to be volatile. The stock market recently has experienced extreme volatility. This volatility often has been unrelated or disproportionate to the operating performance of particular companies. You may not be able to resell your shares at an attractive price due to a number of factors such as those listed in “— Risks Related to TruGolf’s Business and Industry and New TruGolf Following the Business Combination” and the following:

●	results of operations that vary from the expectations of securities analysts and investors;

●	results of operations that vary from those of New TruGolf’s competitors;

●	the impact of the COVID-19 pandemic and its effect on New TruGolf’s business and financial conditions;

●	changes in expectations as to New TruGolf’s future financial performance, including financial estimates and investment recommendations by securities analysts and investors;

●	declines in the market prices of stocks generally;

●	strategic actions by New TruGolf or its competitors;

●	announcements by New TruGolf or its competitors of significant contracts, acquisitions, joint ventures, other strategic relationships or capital commitments;

●	any significant change in New TruGolf’s management;

●	changes in general economic or market conditions or trends in New TruGolf’s industry or markets, such as recessions, interest rates, local and national elections, international currency fluctuations, corruption, political instability and acts of war or terrorism;

●	changes in business or regulatory conditions, including new laws or regulations or new interpretations of existing laws or regulations applicable to New TruGolf’s business;

●	future sales of New TruGolf Common Stock or other securities;

●	investor perceptions or the investment opportunity associated with New TruGolf Common Stock relative to other investment alternatives;

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●	the public’s response to press releases or other public announcements by New TruGolf or third parties, including New TruGolf’s filings with the SEC;

●	litigation involving New TruGolf, New TruGolf’s industry, or both, or investigations by regulators into New TruGolf’s operations or those of New TruGolf’s competitors;

●	guidance, if any, that New TruGolf provides to the public, any changes in this guidance or New TruGolf’s failure to meet this guidance;

●	the development and sustainability of an active trading market for New TruGolf’s securities;

●	actions by institutional or activist stockholders;

●	changes in accounting standards, policies, guidelines, interpretations or principles; and

●	other events or factors, including those resulting from natural disasters, war, acts of terrorism or responses to these events.

These broad market and industry fluctuations may adversely affect the market price of New TruGolf Class A Common Stock, regardless of New TruGolf’s actual operating performance. In addition, price volatility may be greater if the public float and trading volume of New TruGolf Class A Common Stock is low.

In the past, following periods of market volatility, stockholders have instituted securities class action litigation. If New TruGolf was involved in securities litigation, it could have a substantial cost and divert resources and the attention of executive management from New TruGolf’s business regardless of the outcome of such litigation.

Because there are no current plans to pay cash dividends on New TruGolf Common Stock for the foreseeable future, you may not receive any return on investment unless you sell your New TruGolf Common Stock for a price greater than that which you paid for it.

New TruGolf intends to retain future earnings, if any, for future operations, expansion and debt repayment and there are no current plans to pay any cash dividends for the foreseeable future. The declaration, amount and payment of any future dividends on shares of New TruGolf Common Stock will be at the sole discretion of the New TruGolf Board. The New TruGolf Board may take into account general and economic conditions, New TruGolf’s financial condition and results of operations, New TruGolf’s available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax, and regulatory restrictions, implications on the payment of dividends by New TruGolf to its stockholders or by its subsidiaries to it and such other factors as the New TruGolf Board may deem relevant. In addition, New TruGolf’s ability to pay dividends is limited by covenants of TruGolf’s existing and outstanding indebtedness and may be limited by covenants of any future indebtedness New TruGolf incurs. As a result, you may not receive any return on an investment in New TruGolf Common Stock unless you sell your New TruGolf Common Stock for a price greater than that which you paid for it.

If securities analysts do not publish research or reports about New TruGolf’s business or if they downgrade New TruGolf’s securities or New TruGolf’s sector, New TruGolf’s stock price and trading volume could decline.

The trading market for New TruGolf Common Stock will rely in part on the research and reports that industry or financial analysts publish about New TruGolf or its business. New TruGolf will not control these analysts. In addition, some financial analysts may have limited expertise with TruGolf’s model and operations. Furthermore, if one or more of the analysts who do cover New TruGolf downgrade its stock or industry, or the stock of any of its competitors, or publish inaccurate or unfavorable research about its business, New TruGolf’s stock price could decline. If one or more of these analysts ceases coverage of New TruGolf or fails to publish reports on it regularly, New TruGolf could lose visibility in the market, which in turn could cause its stock price or trading volume to decline.

Future sales, or the perception of future sales, by New TruGolf or its stockholders in the public market following the Business Combination could cause the market price for New TruGolf Common Stock to decline.

The sale of shares of New TruGolf Common Stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of New TruGolf Common Stock. These sales, or the possibility that these sales may occur, also might make it more difficult for New TruGolf to sell equity securities in the future at a time and at a price that it deems appropriate.

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Upon consummation of the Business Combination, New TruGolf would have a total of 14,063,005 shares of New TruGolf Common Stock (assuming no redemptions) outstanding. All Deep Medicine Class A Shares issued in the Business Combination will be freely tradable without further registration under the Securities Act and without restriction by persons other than New TruGolf’s “affiliates” (as defined under Rule 144 of the Securities Act, “Rule 144”), which includes New TruGolf’s directors, executive officers and other affiliates.

The Sponsor and certain substantial holders of TruGolf’s common stock (determined on an as-converted basis) (the “Investors”) have agreed, subject to certain exceptions, not to transfer or dispose of their New TruGolf Common Stock during the period from the date of the closing of the Business Combination (I) with respect to 50% of such shares, during the period commencing from the Closing and ending upon the earlier to occur of (i) the six (6)-month anniversary of the Closing and (ii) subsequent to the Closing, (x) if the reported closing price of the Deep Medicine Class A Shares equals or exceeds $12.50 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing, or (y) the date following the Closing on which Deep Medicine completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of Deep Medicine’s stockholders having the right to exchange their Deep Medicine Class A Shares for cash, securities or other property and (II) with respect to 50% of such shares, during the period commencing from the Closing and ending upon the earlier to occur of (i) the six (6)-month anniversary of the Closing and (ii) the date following the Closing on which Deep Medicine completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of Deep Medicine’s stockholders having the right to exchange their Deep Medicine Class A Shares for cash, securities or other property.

Upon the expiration or waiver of the lock-up restrictions described above, shares held by the Investors and certain other stockholders of New TruGolf will be eligible for resale, subject to volume, manner of sale and other limitations under Rule 144, when such rule becomes applicable to New TruGolf. In addition, pursuant to the Registration Rights Agreement, the Investors and certain other stockholders will have the right, subject to certain conditions, to require New TruGolf to register the sale of their shares of New TruGolf Common Stock under the Securities Act. By exercising their registration rights and selling a large number of shares, these stockholders could cause the prevailing market price of New TruGolf’s securities to decline.

As restrictions on resale end or if these stockholders exercise their registration rights, the market price of shares of New TruGolf’s common stock could drop significantly if the holders of these shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for New TruGolf to raise additional funds through future offerings of New TruGolf Common Stock or other securities.

In addition, the shares of New TruGolf Common Stock reserved for future issuance under New TruGolf’s equity incentive plans will become eligible for sale in the public market once those shares are issued, subject to provisions relating to various vesting agreements, lock-up agreements and, in some cases, limitations on volume and manner of sale applicable to affiliates under Rule 144, as applicable. The number of shares of New TruGolf Common Stock expected to be reserved for future issuance under the 2023 Plan is equal to ten percent (10%) of the fully diluted shares of New TruGolf Common Stock immediately after the closing of the Business Combination. New TruGolf is expected to file one or more registration statements on Form S-8 under the Securities Act to register shares of New TruGolf Common Stock or securities convertible into or exchangeable for shares of New TruGolf Common Stock issued pursuant to New TruGolf’s equity incentive plans. Any such registration statement on Form S-8 will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market.

In the future, New TruGolf may also issue its securities in connection with investments or acquisitions. The amount of shares of New TruGolf Common Stock issued in connection with an investment or acquisition could constitute a material portion of the then-outstanding New TruGolf Common Stock. Any issuance of additional securities in connection with investments or acquisitions may result in additional dilution to New TruGolf’s stockholders.

Anti-takeover provisions in New TruGolf’s governing documents could delay or prevent a change of control.

Certain provisions of the Proposed Charter and the Proposed Bylaws to become effective upon the consummation of the Business Combination may have an anti-takeover effect and may delay, defer or prevent a merger, acquisition, tender offer, takeover attempt or other change of control transaction that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by New TruGolf’s stockholders.

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These provisions provide for, among other things:

●	a dual class common stock structure, which provides the [TruGolf Founders] with the ability to control the outcome of matters requiring stockholder approver, even if they own significantly less than a majority of the share of New TruGolf Common Stock;

●	the ability of the New TruGolf Board to issue one or more series of preferred stock;

●	advance notice for nominations of directors by stockholders and for stockholders to include matters to be considered at New TruGolf’s annual meetings;

●	only the Chairman of the New TruGolf Board, the Chief Executive Officer of New TruGolf, or a majority of the New TruGolf Board will be authorized to call a special meeting of stockholders; and

●	limiting the ability of stockholders to act by written consent;

These anti-takeover provisions could make it more difficult for a third party to acquire New TruGolf, even if the third party’s offer may be considered beneficial by many of New TruGolf’s stockholders. As a result, New TruGolf’s stockholders may be limited in their ability to obtain a premium for their shares. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and to cause New TruGolf to take other corporate actions you desire. See “Description of New TruGolf’s Securities.”

The removal of the net tangible asset requirement in connection with the Business Combination may result in a depressed net tangible assets calculation for New TruGolf, which may adversely affect the stock price of New TruGolf following the Business Combination.

Deep Medicine’s stockholders are being asked to adopt a proposed amendment to the Existing Organizational Documents prior to the Business Combination, which, in the judgement of the Deep Medicine Board, may be necessary to facilitate the Business Combination. Net tangible assts are calculated as total assets, less intangible assets and total liabilities. TruGolf’s financial statements reflect substantial intangible assets, such as goodwill and intangible assets, net. In addition, Deep Medicine’s financial statements reflect substantial liabilities. Although the calculation of net tangible assets offers limited utility to understanding the operations of a business such as TruGolf’s, the calculation of net tangible assets may be used by investors to determine the value of a company’s shares. Accordingly, the removal of the net tangible asset requirement and the resulting reduced tangible assets of New TruGolf and may adversely affect the stock price of New TruGolf following the Business Combination.

Risks Related to Redemption

There is no guarantee that a Deep Medicine public stockholder’s decision whether to redeem their Public Shares for a pro rata portion of the Trust Account will put such stockholder in a better future economic position.

No assurance can be given as to the price at which a public stockholder may be able to sell the Deep Medicine Class A Shares in the future following the completion of the Business Combination. Certain events following the consummation the Business Combination may cause an increase in the stock price of the Deep Medicine Class A Shares, and may result in a lower value realized now than a Deep Medicine stockholder might realize in the future had the stockholder not elected to redeem such stockholder’s Deep Medicine Class A Shares. Similarly, if a Deep Medicine public stockholder does not redeem his, her or its shares, such stockholder will bear the risk of ownership of Deep Medicine Class A Shares after the consummation of the Business Combination, and there can be no assurance that a stockholder can sell such stockholder’s Deep Medicine Class A Shares in the future for a greater amount than the redemption price set forth in this proxy statement/prospectus. Any Deep Medicine public stockholder should consult such stockholder’s own tax and/or financial advisor for assistance on how this may affect such stockholder’s individual situation.

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If Deep Medicine public stockholders fail to comply with the redemption requirements specified in this proxy statement/prospectus, they will not be entitled to redeem their Deep Medicine Class A Shares for a pro rata portion of the funds held in the Trust Account.

To exercise their redemption rights, holders of Deep Medicine Class A Shares are required to deliver their stock, either physically or electronically using Depository Trust Company’s DWAC System, to Deep Medicine’s transfer agent prior to the vote at the Special Meeting. If a holder fails to properly seek redemption as described in this proxy statement/prospectus and the Business Combination with TruGolf is consummated, such holder will not be entitled to redeem these shares for a pro rata portion of funds deposited in the Trust Account. See the section of this proxy statement/prospectus entitled “Deep Medicine Special Meeting— Redemption Rights” for additional information on how to exercise your redemption rights.

If you or a “group” of stockholders of which you are a part are deemed to hold an aggregate of more than 15% of the Deep Medicine Class A Shares sold in Deep Medicine’s IPO, you (or, if a member of such a group, all of the members of such group in the aggregate) will lose the ability to redeem all such shares in excess of 15% of the Deep Medicine Class A Shares.

A public stockholder, together with any of such stockholder’s affiliates or any other person with whom it is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming in the aggregate such stockholder’s Deep Medicine Class A Shares or, if part of such a group, the group’s Deep Medicine Class A Shares, in excess of 15% of the Deep Medicine Class A Shares sold in Deep Medicine’s IPO (the “Excess Shares”). Your inability to redeem any such excess Deep Medicine Class A Shares could result in you suffering a material loss on your investment in Deep Medicine if you sell such excess Deep Medicine Class A Shares in open market transactions. Additionally, you will not receive redemption distributions with respect to the Excess Shares if we complete our initial business combination. And as a result, you will continue to hold that number of Excess Shares and, in order to dispose of such shares, would be required to sell your stock in open market transactions, potentially at a loss. Deep Medicine cannot assure you that the value of such excess Deep Medicine Class A Shares will appreciate over time following the Business Combination or that the market price of the Deep Medicine Class A Common Stock will exceed the per-share redemption price.

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DEEP MEDICINE SPECIAL MEETING

General

Deep Medicine is furnishing this proxy statement/prospectus to its stockholders as part of the solicitation of proxies by the Deep Medicine Board for use at the Special Meeting of its stockholders to be held on             ,      2023 and at any adjournment or postponement thereof. This proxy statement/prospectus provides Deep Medicine’s stockholders with information they need to know to be able to vote or direct their vote to be cast at the Special Meeting.

Date, Time and Place

The Special Meeting will be held on [●], 2023, at 10:00 a.m., Eastern Time, via a virtual meeting, or at such other time, on such other date and at such place to which the meeting may be postponed or adjourned. On or about                   , 2023, Deep Medicine commenced mailing this proxy statement/prospectus and the enclosed form of proxy to its stockholders entitled to vote at the Special Meeting. You may attend the Special Meeting and vote your shares electronically during the Special Meeting via live audio webcast by visiting [●]. You will need the control number that is printed on your proxy card to enter the Special Meeting. Deep Medicine recommends that you log in at least 15 minutes before the meeting to ensure you are logged in when the Special Meeting starts. Please note that you will not be able to attend the Special Meeting in person.

Purpose of the Special Meeting

At the Special Meeting, Deep Medicine stockholders are being asked to vote on the following proposals:

1.	the NTA Proposal;

2.	The Business Combination Proposal;

3.	the Charter Proposal;

4.	the Governance Proposals;

5.	the Equity Incentive Plan Proposal;

6.	the Director Election Proposal; and

7.	the Adjournment Proposal (if necessary).

Each of the Required Proposals is conditioned on the approval of the Business Combination Proposal and the Business Combination Proposal is conditioned on the approval of the other Required Proposals (which do not include the Governance Proposals or the Adjournment Proposal).

Record Date; Persons Entitled to Vote

The Deep Medicine Board has fixed the close of business on [   ], 2023, as the Record Date for determining Deep Medicine stockholders entitled to notice of and to attend and vote at the Special Meeting. As of the close of business on the Record Date, there were 4,357,964 shares of Deep Medicine Common Stock outstanding and entitled to vote, of which 4,357,964 are Deep Medicine Class A Shares and 0 are Deep Medicine Class B Shares. Each share of Deep Medicine Common Stock is entitled to one vote per share at the Special Meeting. As of the Record Date, the Insiders own 81.9% of the total outstanding Deep Medicine Common stock.

Deep Medicine has entered into an agreement with the Sponsor pursuant to which each has agreed to vote any shares of Deep Medicine Common Stock owned by it in favor of the Business Combination Proposal.

Quorum and Required Vote for Proposals for the Special Meeting

A quorum of Deep Medicine stockholders is necessary to hold a valid meeting. A quorum will be present at the Special Meeting if a majority of the voting power of all outstanding shares of Deep Medicine Common Stock entitled to vote as of the Record Date at the Special Meeting is represented virtually or by proxy. Abstentions will be counted as present for the purpose of determining a quorum. The Insiders, who currently own approximately 81.9% of the issued and outstanding shares of Deep Medicine Common Stock, will count towards this quorum. As a result, as of the Record Date, in addition to the shares of the Insiders, no additional holders of Deep Medicine Common Stock would be required to be present at the Special Meeting to achieve a quorum.

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Approval of the NTA Proposal requires the affirmative vote of holders of sixty-five percent (65%) of the issued and outstanding shares of Deep Medicine Common Stock, voting together as a single class. Approval of the Business Combination Proposal, the Governance Proposals (each of which is a non-binding, advisory vote) and the Equity Incentive Plan Proposal require the affirmative vote of a majority of the votes cast by holders of shares of Deep Medicine Common Stock, voting together as a single class, at a meeting at which a quorum is present. Directors are elected by a plurality of the votes cast, in person (which would include presence at the virtual Special Meeting) or by proxy. This means that the nominees who receive the most affirmative votes will be elected. Approval of the Charter Proposal requires the affirmative vote of the holders of a majority of the then outstanding shares of Deep Medicine Common Stock, voting together as a single class, at a meeting at which a quorum is present. Approval of the Adjournment Proposal requires the affirmative vote of a majority of the votes cast by holders of shares of Deep Medicine Common Stock, voting together as a single class, regardless of whether a quorum is present.

Consummation of the Business Combination is conditioned on the approval of each of the Required Proposals and each of the Required Proposals and the NTA Proposal is conditioned on the approval of the Business Combination Proposal. The Adjournment Proposal is not conditioned on the approval of any other proposal. If the Business Combination Proposal is not approved, the other proposals (except the Adjournment Proposal) will not be presented to the stockholders for a vote. It is important for you to note that in the event that each of the Required Proposals does not receive the requisite vote for approval, then the Business Combination may not be consummated. If Deep Medicine does not consummate the Business Combination and fails to complete an initial business combination by January 29, 2024 (unless extended by Deep Medicine’s stockholders), Deep Medicine will be required to dissolve and liquidate the Trust Account by returning the then remaining funds in such account to the public stockholders.

Recommendation of the Deep Medicine Board

The Deep Medicine Board has unanimously determined that the Business Combination, on the terms and conditions set forth in the Merger Agreement, is advisable and in the best interests of Deep Medicine and its stockholders and has directed that the proposals set forth in this proxy statement/prospectus be submitted to its stockholders for approval at the Special Meeting on the date and at the time and place set forth in this proxy statement/prospectus. The Deep Medicine Board unanimously recommends that Deep Medicine’s stockholders vote “FOR” the NTA Proposal, “FOR” the Business Combination Proposal, “FOR” the Charter Proposal, “FOR” the Governance Proposals, “FOR” the Equity Incentive Plan Proposal, “FOR” the election of the director nominees and “FOR” the Adjournment Proposal (if necessary).

When you consider the recommendation of the Deep Medicine Board in favor of approval of these proposals, you should keep in mind that Deep Medicine’s directors and officers have interests in the Business Combination that are different from or in addition to (and which may conflict with) your interests as a stockholder of Deep Medicine. These interests include, among other things:

●	the fact that the Insiders hold an aggregate of 3,569,000 Deep Medicine Class A Shares, all of which would expire worthless if a Business Combination is not consummated (although such Deep Medicine Class A Shares have certain rights that differ from the rights of holders of the Public Shares , the aggregate value of the 3,569,000 Deep Medicine Class A Shares held by the Insiders is estimated to be approximately $40.6 million, assuming the per share value of such Deep Medicine Class A Shares is the same as the $11.38 closing price of the Public Shares on Nasdaq on July 13, 2023);

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●	the fact that the Insiders hold an aggregate of 406,500 Deep Medicine Rights, all of which would expire worthless if a Business Combination is not consummated (although such Deep Medicine Rights have certain rights that differ from the rights of holders of the Public Rights, the aggregate value of the 406,500 Deep Medicine Rights held by the Insiders is estimated to be approximately $69,105, assuming the per right value of such Deep Medicine Rights is the same as the $0.17 closing price of the Public Rights on Nasdaq on July 13, 2023);

●	the fact that Deep Medicine has issued the Sponsor Affiliate Notes. As of July 13, 2023, an aggregate of approximately $2.1 million was due under the Sponsor Affiliate Notes. If the Business Combination or another initial business combination is not consummated, the Sponsor Affiliate Notes, may not be repaid, in whole or in part.

●	the fact that, unless Deep Medicine consummates the Business Combination, the Sponsor will not receive reimbursement for any out-of-pocket expenses incurred by it on behalf of Deep Medicine (none of such expenses were incurred that had not been reimbursed as of July 13, 2023) to the extent that such expenses exceed the amount of available proceeds not deposited in the Trust Account;

●	the fact that, if the Trust Account is liquidated, including in the event Deep Medicine is unable to complete an initial Business Combination within the Combination Period, the Sponsor has agreed to indemnify Deep Medicine to ensure that the proceeds in the Trust Account are not reduced below $10.10 per Public Share (before taking into account the removal of the accrued interest in the Trust Account to pay our taxes), or such lesser per Public Share amount as is in the Trust Account on the liquidation date, by the claims of prospective target businesses with which Deep Medicine has entered into an acquisition agreement or claims of any third party for services rendered or products sold to Deep Medicine, but only if such a third party or target business has not executed a waiver of any and all rights to seek access to the Trust Account;

●	the fact that Deep Medicine’s Chief Financial Officer receives payment of $5,000 per month for services rendered to Deep Medicine; and

●	the fact that Deep Medicine’s officers and directors will be issued an aggregate of 300,000 shares of New TruGolf Class A Shares within 10 days following the Closing. The aggregate value of such shares is estimated to be approximately $3.4 million, assuming the per share value of such Deep Medicine Class A Shares is the same as the $11.38 closing price of the Public Shares on Nasdaq on July 13, 2023); and

●	the fact that Humphrey Polanen, Deep Medicine’s chief executive officer, will serve as a member of the New TruGolf Board following the Closing. As a director, in the future, Mr. Polanen may receive any cash fees, stock options or stock awards that the New TruGolf Board determines to pay to its directors.

The Deep Medicine Board concluded that the potentially disparate interests would be mitigated because (i) certain of these interests were disclosed in the prospectus for Deep Medicine’s IPO and these interests are disclosed in this proxy statement/prospectus, (ii) most of these disparate interests would exist with respect to a business combination by Deep Medicine with any other target business or businesses, and (iii) the Insiders will hold equity interests in New TruGolf with value that, after the Closing, will be based on the future performance of TruGolf, which may be affected by various other factors other than these interests. In addition, Deep Medicine’s independent directors reviewed and considered these interests during their evaluation of the Business Combination and in unanimously approving, as members of the Deep Medicine Board, the Merger Agreement and the related agreements and the transactions contemplated thereby, including the Business Combination.

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Certain Other Interests in the Business Combination

In addition to the interests of the Insiders in the Business Combination, stockholders should be aware that certain other parties have financial interests that are different from, or in addition to, the interests of Deep Medicine’s stockholders. These interests include:

●	the fact that, pursuant to the Business Combination Marketing Agreement (the “BCMA”) entered into by Deep Medicine and I-Bankers in connection with the IPO, upon consummation of the Business Combination, a transaction fee equal to 3.5% of the gross proceeds received by Deep Medicine in the IPO, or $4,427,500, which will be payable to I-Bankers in shares of New TruGolf. Accordingly, I-Bankers has an interest in Deep Medicine completing the Business Combination because, If the Business Combination (or another business combination) is not consummated, I-Bankers will not receive such fee.

●	the fact that I-Bankers also owns an aggregate of 632,500 Representative Warrants issued in connection with the IPO, which will be worthless if Deep Medicine is unable to complete a business combination.

●	the fact that I-Bankers also owns an aggregate of 101,200 Representative Shares issued in connection with the IPO. The Representative Shares had an aggregate market value of approximately $1.2 million based upon the closing price of the Public Shares of $11.38 per share on Nasdaq as of July 13, 2023. If Deep Medicine is unable to complete a business combination, the Representative Shares will expire worthless.

●	the fact that I-Bankers also owns an aggregate of 113,000 Private Placement Units issued in connection with the IPO, which contain 113,000 Private Placement Shares and 113,000 Private Rights. The Private Placement Shares had an aggregate market value of approximately $1.3 million based upon the closing price of the Public Shares of $11.38 per share on Nasdaq as of July 13, 2023 and the Private Rights had an aggregate market value of approximately $19,210 based upon the closing price of Deep Medicine’s Rights of $0.17 per Right on Nasdaq as of July 13, 2023. If Deep Medicine is unable to complete a business combination, the I-Bankers Units will expire worthless, and I-Bankers will be unable to recoup this investment in Deep Medicine.

●	the fact that Greentree, a member of the Sponsor, holds an aggregate of 1,709,718 Deep Medicine Class A Shares and 189,095 Private Rights. Such Deep Medicine Class A Shares had an aggregate market value of approximately $19.5 million based upon the closing price of the Public Shares of $11.38 per share on Nasdaq as of July 13, 2023, and the Private Rights had an aggregate market value of approximately $32,146 based upon the closing price of the Public Rights of $0.17 per Right on Nasdaq as of July 13, 2023. If Deep Medicine is unable to complete a business combination, such shares will expire worthless, and Greentree will be unable to recoup this investment in Deep Medicine.

●	the fact that Greentree, a member of the Sponsor and advisor to TruGolf, pursuant to an agreement entered into with TruGolf, received 3% of the fully diluted equity of TruGolf, calculated based on TruGolf’s capitalization immediately prior to the Closing, which is equal to 430,890 shares after the Business Combination.

Abstentions and Broker Non-Votes

Abstentions are considered present for the purposes of establishing a quorum and will have the same effect as a vote “AGAINST” the Charter Proposal only.

Under Nasdaq rules, if a stockholder holds their shares in “street” name through a bank, broker or other nominee and the stockholder does not instruct their broker, bank or other nominee how to vote their shares on a proposal, the broker, bank or other nominee has the authority to vote the shares in its discretion on certain “routine” matters. However, banks, brokers and other nominees are not authorized to exercise their voting discretion on any “non-routine” matters. This can result in a “broker non-vote,” which occurs on a proposal when (i) a bank, broker or other nominee has discretionary authority to vote on one or more “routine” proposals to be voted on at a meeting of stockholders, (ii) there are one or more “non-routine” proposals to be voted on at the meeting for which the bank, broker or other nominee does not have authority to vote without instructions from the beneficial owner of the shares and (iii) the beneficial owner fails to provide the bank, broker or other nominee with voting instructions on a “non-routine” matter.

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We believe that all of the proposals to be voted on at the Special Meeting will be considered non-routine matters. As a result, if you hold your shares in street name, your bank, brokerage firm or other nominee cannot vote your shares on any of the proposals to be voted on at the Special Meeting without your instruction.

Because all of the proposals to be voted on at the Special Meeting are “non-routine” matters, banks, brokers and other nominees will not have authority to vote on any proposals unless instructed, so Deep Medicine does not expect there to be any broker non-votes at the Special Meeting.

Voting Your Shares

If you were a holder of record of Deep Medicine Common Stock as of the close of business on [ ], 2023, the Record Date for the Special Meeting, you may vote with respect to the proposals virtually at the Special Meeting, or by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted.

There are three ways to vote your Deep Medicine Common Stock at the Special Meeting:

Voting by Mail. By signing the proxy card and returning it in the enclosed prepaid and addressed envelope, you are authorizing the individuals named on the proxy card to vote your shares at the Special Meeting in the manner you indicate. You are encouraged to sign and return the proxy card even if you plan to attend the Special Meeting so that your shares will be voted if you are unable to attend the Special Meeting. If you receive more than one proxy card, it is an indication that your shares are held in multiple accounts. Please sign and return all proxy cards to ensure that all of your shares are voted. Votes submitted by mail must be received by 5:00 p.m., Eastern Time, on [ ], 2023.

Voting at the Meeting Virtually. If you attend the Special Meeting, you may vote virtually. If your shares are registered directly in your name, you are considered the stockholder of record and you have the right to vote at the Special Meeting. If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or other nominee, you should follow the instructions provided by your broker, bank or nominee to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the record holder of your shares with instructions on how to vote your shares or, if you wish to attend the Special Meeting and vote virtually, you will need to bring to the Special Meeting a legal proxy from your broker, bank or nominee authorizing you to vote these shares.

Voting Electronically. You may attend, vote and examine the list of stockholders entitled to vote at the Special Meeting by visiting [●] and entering the control number found on your proxy card, voting instruction form or notice included in the proxy materials.

Revoking Your Proxy

If you are a record owner of your shares and you give a proxy, you may change or revoke it at any time before it is exercised by doing any one of the following:

●	you may send another proxy card with a later date;

●	you may notify Deep Medicine’s secretary in writing before the Special Meeting that you have revoked your proxy; or

●	you may attend the Special Meeting virtually, revoke your proxy, and vote online as described above.

If your shares are held in “street name” or are in a margin or similar account, you should contact your broker for information on how to change or revoke your voting instructions.

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No Additional Matters May be Presented at the Special Meeting

The Special Meeting has been called only to consider the approval of the NTA Proposal, the Business Combination Proposal, the Charter Proposal, the Governance Proposals, the Equity Incentive Plan Proposal, the Director Election Proposal and the Adjournment Proposal (if necessary). Under Deep Medicine’s bylaws, no other matters may be considered at the Special Meeting if they are not included in this proxy statement/prospectus, which serves as the notice of the Special Meeting.

Who Can Answer Your Questions About Voting

If you have any questions about how to vote or direct a vote in respect of your shares of Deep Medicine Common Stock, you may call Advantage Proxy, Inc., the proxy solicitation agent for Deep Medicine, toll-free at (877) 870-8565 or email Advantage at ksmith@advantageproxy.com.

Redemption Rights

Holders of Deep Medicine Class A Shares may seek to redeem their Deep Medicine Class A Shares for cash, regardless of whether they vote for or against, or whether they abstain from voting on, the Business Combination Proposal. Any stockholder holding Deep Medicine Class A Shares may demand that Deep Medicine redeem such shares for a full pro rata portion of the Trust Account (which, for illustrative purposes, was approximately $11.41 per share, including interest not previously released to Deep Medicine to pay taxes, as of July 13, 2023), calculated as of two business days prior to the anticipated consummation of the Business Combination. If a holder properly seeks redemption as described in this section and the Business Combination with TruGolf is consummated, Deep Medicine will redeem these shares for a pro rata portion of funds deposited in the Trust Account and the holder will no longer own these shares following the Business Combination.

Notwithstanding the foregoing, a holder of Deep Medicine Class A Shares, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from seeking redemption rights with respect to more than 15% of the Deep Medicine Class A Shares sold in Deep Medicine’s IPO. Accordingly, all Deep Medicine Class A Shares in excess of 15% of the shares of Deep Medicine Class A Shares sold in Deep Medicine’s IPO held by a public stockholder, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a “group,” will not be redeemed for cash.

The Insiders have agreed, for no additional consideration, to waive any redemption rights with respect to any shares of Deep Medicine Common Stock in connection with the Business Combination.

The Class A shares issued upon the conversion of the Founder Shares and the Private Placement Units have no redemption rights upon Deep Medicine’s liquidation and will be worthless if no business combination is effected by Deep Medicine by January 29, 2024 (unless extended by Deep Medicine’s stockholders). However, the Sponsor is entitled to redemption rights upon Deep Medicine’s liquidation with respect to any other Deep Medicine Class A Shares they may own. Holders may demand redemption by delivering their stock, either physically or electronically using Depository Trust Company’s DWAC System, to Deep Medicine’s transfer agent two business days prior to the Special Meeting. If you hold the shares in “street name,” you will have to coordinate with your broker to have your shares certificated or delivered electronically. Certificates that have not been tendered (either physically or electronically) in accordance with these procedures will not be redeemed for cash. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through the DWAC system. The transfer agent will typically charge the tendering broker $100.00 and it would be up to the broker whether or not to pass this cost on to the redeeming stockholder. In the event the proposed Business Combination is not consummated this may result in an additional cost to stockholders for the return of their shares.

Deep Medicine’s transfer agent can be contacted at the following address:

American Stock Transfer & Trust Company

6201 15th Avenue Brooklyn, NY 11219

Attn: SPAC Support Team

E-mail: SPACSUPPORT@astfinancial.com

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Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, with Deep Medicine’s consent, until the consummation of the Business Combination, or such other date as determined by the Deep Medicine Board. If you deliver your shares for redemption to Deep Medicine’s transfer agent and later decide prior to the Special Meeting not to elect redemption, you may request that Deep Medicine’s transfer agent return the shares (physically or electronically).

If the Business Combination is not approved or completed for any reason, then Deep Medicine’s public stockholders who elected to exercise their redemption rights will not be entitled to redeem their shares for a full pro rata portion of the Trust Account, as applicable. In such case, Deep Medicine will promptly return any shares delivered by public holders. Deep Medicine will only redeem Deep Medicine Class A Shares if Deep Medicine has at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) (or any successor rule) immediately prior to or upon consummation of the Business Combination. If the Minimum Cash Condition is not satisfied or waived, Deep Medicine would not be able to consummate the Business Combination.

The closing price of Deep Medicine Class A Shares on the Record Date was $10.[ ] per share. The cash held in the Trust Account on such date was approximately $[ ] million (including interest not previously released to Deep Medicine to pay taxes) ($[ ] per Public Share). Prior to exercising redemption rights, stockholders should verify the market price of Deep Medicine Class A Shares as they may receive higher proceeds from the sale of their common stock in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price. Deep Medicine cannot assure its stockholders that they will be able to sell their Deep Medicine Class A Shares in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in its securities when its stockholders wish to sell their shares.

If a holder of Deep Medicine Class A Shares exercises such holder’s redemption rights, then such holder would be exchanging such holder’s Deep Medicine Class A Shares for cash and will no longer own those shares. You will be entitled to receive cash for these shares only if you properly demand redemption no later than the close of the vote on the Business Combination Proposal by delivering your stock certificate (either physically or electronically) to Deep Medicine’s transfer agent prior to the vote at the Special Meeting, and the Business Combination is consummated.

For a discussion of the material U.S. federal income tax considerations for stockholders with respect to the exercise of these redemption rights, see “Material U.S. Federal Income Tax Considerations.” The consequences of a redemption to any particular stockholder will depend on that stockholder’s particular facts and circumstances. Accordingly, you are urged to consult your tax advisor to determine your tax consequences from the exercise of your redemption rights, including the applicability and effect of U.S. federal, state, local and non-U.S. income and other tax laws in light of your particular circumstances.

Appraisal Rights

Appraisal rights are not available to holders of shares of Deep Medicine Common Stock in connection with the Business Combination.

Proxy Solicitation Costs

Deep Medicine is soliciting proxies on behalf of the Deep Medicine Board. This solicitation is being made by mail but also may be made by telephone or in person. Deep Medicine and its directors, officers and employees may also solicit proxies online. Deep Medicine will file with the SEC all scripts and other electronic communications used in the solicitation as proxy soliciting materials. Deep Medicine will bear the cost of the solicitation.

Deep Medicine has hired Advantage Proxy, Inc. to assist in the proxy solicitation process for the Special Meeting. Deep Medicine will pay to Advantage Proxy, Inc. an approximate fee of $10,000, plus disbursements. We will also reimburse Advantage Proxy, Inc. for reasonable out-of-pocket expenses up to $1,500 and will indemnify Advantage Proxy, Inc. and its affiliates against certain claims, liabilities, losses, damages and expenses. In addition to these mailed proxy materials, our directors and officers may also solicit proxies in person, by telephone or by other means of communication. These parties will not be paid any additional compensation for soliciting proxies. We may also reimburse brokerage firms, banks and other agents for the cost of forwarding proxy materials to beneficial owners.

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Ownership of Insiders

As of [   ], 2023, the Record Date for the Special Meeting, the Insiders owned of record and were entitled to vote an aggregate of 3,569,000 shares of Deep Medicine Common Stock. Such shares currently constitute approximately 81.9% of the outstanding shares of Deep Medicine Common Stock. The Sponsor, which owns 3,021,958 (or 2,836,779 following the transfers pursuant to the Non-Redemption Agreement) Deep Medicine Class A Shares, has agreed to vote such shares in favor of the Business Combination. The Founder Shares and Private Placement Units have no right to participate in any redemption distribution and will be worthless if no business combination is effected by Deep Medicine.

Potential Purchases of Public Shares and/or Rights

At any time prior to the Special Meeting, during a period when they are not then aware of any material nonpublic information regarding Deep Medicine or its securities, Deep Medicine’s Insiders, TruGolf and/or their respective affiliates may purchase Public Shares and/or Public Rights from investors, or they may enter into transactions with such investors and others to provide them with incentives to acquire shares of Deep Medicine Common Stock. In such transactions, the purchase price for the Deep Medicine Common Stock will not exceed the redemption price. In addition, the persons described above will waive redemption rights, if any, with respect to the Deep Medicine Common Stock they acquire in such transactions. However, any Deep Medicine Common Stock acquired by the persons described above would not vote on the Business Combination Proposal.

The purpose of such share purchases and other transactions would be to increase the likelihood that the conditions to the consummation of the Business Combination are satisfied. This may result in the completion of our Business Combination that may not otherwise have been possible. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options.

Entering into any such incentive arrangements may have a depressive effect on the Deep Medicine Common Stock. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares he owns, either prior to or immediately after the Special Meeting.

As of the date of this proxy statement/prospectus, there have been no such discussions and no agreements to such effect have been entered into with any such investor or holder. If such arrangements or agreements are entered into, Deep Medicine will file a Current Report on Form 8-K prior to the Special Meeting to disclose any arrangements entered into or significant purchases made by any of the aforementioned persons. Any such report will include (i) the amount of Deep Medicine Class A Shares purchased and the purchase price; (ii) the purpose of such purchases; (iii) the impact of such purchases on the likelihood that the Business Combination transaction will be approved; (iv) the identities or characteristics of security holders who sold shares if not purchased in the open market or the nature of the sellers; and (v) the number of Deep Medicine Class A Shares for which Deep Medicine has received redemption requests.

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PROPOSAL NO. 1: THE NTA PROPOSAL

Overview

As discussed elsewhere in this proxy statement/prospectus, Deep Medicine is asking its stockholders to approve the NTA Proposal. The NTA Proposal is conditioned upon the approval of the Business Combination Proposal. Therefore, if the Business Combination Proposal is not approved, then the NTA Proposal will have no effect, even if approved by Deep Medicine stockholders. If the NTA Proposal and the Business Combination Proposal are approved at the Special Meeting, the following amendments (the “NTA Amendments”) will be made to the Existing Charter, which shall be effective, if adopted and implemented by Deep Medicine, immediately prior to the consummation of the proposed Business Combination:

(a)	Section 9.2(a) of the Existing Charter shall be deleted in its entirety and replaced with the following language: “Prior to the consummation of the initial Business Combination, the Corporation shall provide all holders of Offering Shares with the opportunity to have their Offering Shares redeemed upon the consummation of the initial Business Combination pursuant to, and subject to the limitations of, Sections 9.2(b) and 9.2(c) (such rights of such holders to have their Offering Shares redeemed pursuant to such Sections, the “Redemption Rights”) hereof for cash equal to the applicable redemption price per share determined in accordance with Section 9.2(b) hereof (the “Redemption Price”). Notwithstanding anything to the contrary contained in this Second Amended and Restated Certificate, there shall be no Redemption Rights or liquidating distributions with respect to any warrant issued pursuant to the Offering.”

(b)	Section 9.2(e) of the Existing Charter shall be deleted in its entirety and replaced with the following language: “If the Corporation offers to redeem the Offering Shares in conjunction with a stockholder vote on an initial Business Combination, the Corporation shall consummate the proposed initial Business Combination only if such initial Business Combination is approved by the affirmative vote of the holders of a majority of the shares of the Common Stock that are voted at a stockholder meeting held to consider such initial Business Combination.”

(c)	Section 9.2(f) shall be deleted in its entirety from the Existing Charter.

(d)	The following language shall be removed from Section 9.7 of the Existing Charter: “provided, however, that any such amendment will be voided, and this Article IX will remain unchanged, if any stockholders who wish to redeem are unable to redeem due to the Redemption Limitation.”

A copy of the NTA Amendments to the Existing Charter is attached to this proxy statement/prospectus as Annex A.

Reasons for the Amendments

Deep Medicine stockholders are being asked to adopt the proposed NTA Amendments prior to the Closing, which, in the judgment of the Deep Medicine Board, could facilitate the consummation of the Business Combination if Deep Medicine’s net tangible assets would be below $5,000,001 immediately prior to and following the Closing. The Existing Charter limits Deep Medicine’s ability to consummate an initial business combination, or to redeem shares of Deep Medicine Common Stock in connection with an initial business combination, if it would cause Deep Medicine to have less than $5,000,001 in net tangible assets. The purpose of such limitation was initially to ensure that Deep Medicine Common Stock would not be deemed a “penny stock” pursuant to Rule 3a51-1 under the Exchange Act. Because the New TruGolf Common Stock would not be deemed to be a “penny stock” pursuant to other applicable provisions of Rule 3a51-1 under the Exchange Act, Deep Medicine is presenting the NTA Proposal to facilitate the consummation of the Business Combination. If the NTA Proposal is not approved and there are significant requests for redemption such that Deep Medicine’s net tangible assets would be less than $5,000,001 immediately prior to and upon the consummation of the Business Combination, the Existing Charter would prevent Deep Medicine from being able to consummate the Business Combination even if all other conditions to Closing are met. If the Business Combination is consummated, then the Existing Charter, as amended by the NTA Amendments, will be replaced in its entirety by the Proposed Charter upon the Closing of the Business Combination and all of the references in this proxy statement/prospectus to the “Existing Charter” shall be deemed to mean the Existing Charter as amended by amendments contained in this NTA Proposal.

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Vote Required for Approval

The approval of the NTA Proposal requires the affirmative vote of sixty-five percent (65%) of the issued and outstanding shares of Deep Medicine Common Stock, voting together as a single class at a meeting at which a quorum is present.

The consummation of the Business Combination is conditioned upon the approval of each of the Required Proposals at the Special Meeting. If the Business Combination Proposal is not approved, the NTA Proposal will not be presented to the stockholders for a vote.

The Sponsor has agreed to vote all shares of Deep Medicine Common Stock owned by it in favor of the NTA Proposal.

Recommendation of the Deep Medicine Board

THE DEEP MEDICINE BOARD UNANIMOUSLY RECOMMENDS THAT DEEP MEDICINE’S STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE NTA PROPOSAL.

The existence of financial and personal interests of one or more of Deep Medicine’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Deep Medicine and its stockholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that stockholders vote for the proposals. In addition, Deep Medicine’s officers have interests in the Business Combination that may conflict with your interests as a stockholder. See the section of this proxy statement/prospectus entitled “Proposal No. 2: The Business Combination Proposal - Interests of Certain Persons in the Business Combination” for a further discussion of these considerations.

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PROPOSAL NO. 2: THE BUSINESS COMBINATION PROPOSAL

Overview

We are asking our stockholders to adopt and approve the Merger Agreement, certain related agreements and the transactions contemplated thereby (including the Business Combination). Deep Medicine stockholders should carefully read this proxy statement/prospectus in its entirety for more detailed information concerning the Merger Agreement and the transactions contemplated thereby. A copy of the Merger Agreement is attached as Annex B to this proxy statement/prospectus. See the section of this proxy statement/prospectus entitled “— The Merger Agreement” for additional information and a summary of certain terms of the Merger Agreement. You are urged to carefully read the Merger Agreement (as may be amended and supplemented from time to time) in its entirety before voting on this proposal.

We may consummate the Business Combination only if it is approved by the affirmative vote of a majority of the votes cast by holders of Deep Medicine Common Stock, voting together as a single class at a stockholder meeting held to consider the Business Combination at which a quorum is present.

The Merger Agreement

This subsection of the proxy statement/prospectus describes the material provisions of the Merger Agreement, but does not purport to describe all of the terms of the Merger Agreement. The following summary is qualified in its entirety by reference to the complete text of the Merger Agreement (as may be amended and supplemented from time to time). A copy of the Merger Agreement is attached as Annex B to this proxy statement/prospectus. You are urged to read the Merger Agreement in its entirety because it is the primary legal document that governs the Business Combination.

The Merger Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Merger Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Merger Agreement. The representations, warranties and covenants in the Merger Agreement are also modified in part by the underlying disclosure schedules (the “disclosure schedules”), which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to stockholders and were used for the purpose of allocating risk among the parties rather than establishing matters as facts. We do not believe that the disclosure schedules contain information that is material to an investment decision. Additionally, the representations and warranties of the parties to the Merger Agreement may or may not have been accurate as of any specific date and do not purport to be accurate as of the date of this proxy statement/prospectus. Accordingly, no person should rely on the representations and warranties in the Merger Agreement or the summaries thereof in this proxy statement/prospectus as characterizations of the actual state of facts about Deep Medicine, the Sponsor, Merger Sub, TruGolf or any other matter.

On March 31, 2023, Deep Medicine entered into the Initial Merger Agreement with Merger Sub, the Purchaser Representative, the Seller Representative and TruGolf.

On July 21, 2023, Deep Medicine entered into the Amended and Restated Merger Agreement with Merger Sub, the Purchaser Representative, the Seller Representative and TruGolf.

In connection with the Business Combination, certain related agreements have been entered into, or will be entered into on or prior to the Closing of the Business Combination, including the TruGolf Stockholder Support Agreements, the Sponsor Support Agreement, the Lock-Up Agreements and the Non-Competition Agreements (each as defined in this proxy statement/prospectus). See the section of this proxy statement/prospectus entitled “— Related Agreements” for additional information.

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Consideration to TruGolf Equity holders in the Business Combination

At the Effective Time, (i) each share of TruGolf Class A Common Stock outstanding as of immediately prior to the Effective Time will be converted into a right to receive a number of Deep Medicine Class A Shares and (ii) each share of TruGolf Class B Common Stock outstanding as of immediately prior to the Effective Time will be converted into a right to receive a number of Deep Medicine Class B Shares, equal to such shares respective pro rata share of the Merger Consideration, determined on the basis of a conversion ratio (the “Conversion Ratio”) derived from an implied equity value for TruGolf equal to $80,000,000, subject to adjustments for TruGolf’s closing debt, net of cash and unpaid transaction expenses (the “Merger Consideration”), and (iii) each outstanding option to acquire shares of TruGolf common stock (whether vested or unvested) will be assumed by Deep Medicine and automatically converted into an option to acquire shares of Deep Medicine common stock, with its price and number of shares equitably adjusted based on the Conversion Ratio. The aggregate number of Deep Medicine Common Stock issued to the TruGolf Stockholder and option holders is equal to the Merger Consideration divided by the Purchaser Share Price of $10 per share. The Merger Consideration to be paid to TruGolf Stockholders will be paid solely by the delivery of new shares of Deep Medicine Common Stock, with each valued at the price per share at which each share of Deep Medicine Common Stock is redeemed or converted pursuant to the Redemption. The Merger Consideration will be subject to a post-Closing true-up 90 days after the Closing. The Merger Consideration will be allocated among TruGolf Stockholders, pro rata amongst them based on the number of shares of TruGolf common stock owned by such stockholder. Such consideration otherwise payable to TruGolf stockholders is subject to reduction for purchase price adjustments. As of the date of the accompanying proxy statement/prospectus, the Conversion Ratio was approximately 0.001548.

In addition to the base Merger Consideration set forth above and paid at Closing, the TruGolf Stockholders will also have a contingent right to receive up to an aggregate of an additional 4.5 million Deep Medicine Class A Shares (the “Earnout Shares”), as additional consideration, with each share valued the Purchaser Share Price during the three (3) year period following the Closing (the “Earnout Period”).The Earnout Shares shall be earned, based on the combined company meeting criteria relating to (i) consolidated gross revenue, (ii) VWAP of Deep Medicine Class A Shares, or (iii) number of qualified franchise locations opened. The Earnout Shares shall be allocated into three tranches consisting of a first tranche of 1,000,000 Earnout Shares (the “First Tranche”), a second tranche of 1,500,000 Earnout Shares (the “Second Tranche”), and third tranche of 2,000,000 Earnout Shares (the “Third Tranche”). The Earnout Shares will be earned as set forth below:

(a)	The First Tranche will be earned as follows:

(i) in the event that the consolidated gross revenue of Deep Medicine and its subsidiaries (the “Gross Revenues”) for 2024 equals or exceeds Thirty Million Dollars ($30,000,000) but is less than Forty Two Million Dollars ($42,000,000), then the TruGolf Stockholders shall be entitled to receive 50% of the First Tranche or (y) in the event that the Gross Revenues for 2024 equals or exceeds Forty Two Million Dollars ($42,000,000), then the TruGolf Stockholders shall be entitled to receive 100% of the First Tranche; or (ii) in the event that the dollar volume-weighted average price (“VWAP”) of the Deep Medicine Class A Shares is at least $13.00 per share for at least twenty (20) out of thirty (30) trading days in the specified period, then the TruGolf Stockholders shall be entitled to receive 100% of the First Tranche or, in the event that ten (10) or more Qualified Franchise Locations (as defined in the Merger Agreement) are opened prior to the end of the calendar year 2024, then the TruGolf Stockholders shall be entitled to receive 100% of the First Tranche.

(b)	The Second Tranche will be earned as follows:

(i) in the event that the Gross Revenues for 2025 equals or exceeds Fifty Million Dollars ($50,000,000) but is less than Sixty Five Million Dollars ($65,000,000), then the TruGolf Stockholders shall be entitled to receive 50% of the Second Tranche or (y) in the event that the Gross Revenues for 2025 equals or exceeds Sixty Five Million Dollars ($65,000,000), then the TruGolf Stockholders shall be entitled to receive 100% of the Second Tranche; or (ii) in the event that the VWAP of Deep Medicine Class A Shares is at least $15.00 per share for at least twenty (20) out of thirty (30) trading days in the specified period, then the TruGolf Stockholders shall be entitled to receive 100% of the Second Tranche or , in the event that thirty (30) or more Qualified Franchise Locations are opened prior to the end of the calendar year 2025, then the TruGolf Stockholders shall be entitled to receive 100% of the Second Tranche.

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(c)	The Third Tranche will be earned as follows:

(i) in the event that the Gross Revenues for 2026 equals or exceeds Eighty Million Dollars ($80,000,000) but is less than One Hundred Million Dollars ($100,000,000), then the TruGolf Stockholders shall be entitled to receive 50% of the Third Tranche or (y) in the event that the Gross Revenues for 2026 equals or exceeds One Hundred Million Dollars ($100,000,000), then the TruGolf Stockholders shall be entitled to receive 100% of the Third Tranche; or (ii) in the event that the VWAP of Deep Medicine Class A Shares is at least $17.00 per share for at least twenty (20) out of thirty (30) trading days in the specified period, then the TruGolf Stockholders shall be entitled to receive 100% of the Third Tranche or, in the event that fifty (50) or more Qualified Franchise Locations are opened prior to the end of the calendar year 2026, then the TruGolf Stockholders shall be entitled to receive 100% of the Third Tranche.

Use of Transaction Proceeds

The transaction proceeds will be used by New TruGolf for general corporate purposes after payment of transaction expenses of Deep Medicine and TruGolf in connection with the Business Combination.

Closing and Effective Time of the Business Combination

The Closing of the transactions contemplated by the Merger Agreement is required to take place electronically by exchange of the closing deliverables in no event later than the second business day, following the satisfaction (or, to the extent permitted by applicable law, waiver) of the conditions described below under the section entitled “— Conditions to Closing of the Business Combination” (other than those conditions that by their nature are to be satisfied at the Closing, but subject to satisfaction or waiver of such conditions) or at such other place, date and/or time as Deep Medicine and TruGolf may agree in writing.

Conditions to Closing of the Business Combination

Conditions to Each Party’s Obligations

The respective obligations of each party to the Merger Agreement to consummate the transactions contemplated by the Merger are subject to the satisfaction or, if permitted by applicable law, waiver by the party whose benefit such condition exists of the following conditions:

●	the Deep Medicine Stockholder Approval being obtained;

●	the TruGolf Stockholder Approval being obtained;

●	any waiting period (and any extension thereof) applicable to the consummation of the Merger Agreement under any antitrust laws shall have expired or been terminated;

●	the receipt of all consents required to be obtained from or made with any governmental authority in order to consummate the Business Combination;

●	no governmental authority having enacted, issued, promulgated, enforced or entered any law (whether temporary, preliminary or permanent) or order that is then in effect and which has the effect of making the Business Combination or agreements contemplated by the Merger Agreement illegal or which otherwise prevents or prohibits consummation of the Business Combination;

●	upon the Closing, Deep Medicine having including (i) funds remaining in the Trust Account (after giving effect to the completion and payment of the Redemption) and (ii) the proceeds from any PIPE Investment, equal to at least Ten Million U.S. Dollars ($10,000,000), after payment of amounts owed to the Sponsor and its affiliates but prior to payment of transaction expenses in an aggregate amount not to exceed One Million Six Hundred Thousand dollars ($1,600,000). For the avoidance of doubt, the cash proceeds of any convertible notes of Deep Medicine and the proceeds of any forward purchase agreement shall count towards meeting the minimum cash condition;

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●	the members of the New TruGolf Board having been elected or appointed as of the Closing consistent with the requirements of the Merger Agreement; and

●	The Registration Statement of which this proxy statement/prospectus forms a part having been declared effective by the SEC.

Other Conditions to the Obligations of TruGolf. The obligations of TruGolf to consummate the transactions contemplated by the Merger Agreement are subject to the satisfaction or waiver by TruGolf of the following additional conditions:

●	the representations and warranties provided by Deep Medicine being true and correct as of the Closing Date, as though made on and as of the Closing Date (or, if given as of an earlier date, as of such earlier date), except for any failures to be true and correct that (without giving effect to any qualifications as to materiality or Material Adverse Effect), individually or in the aggregate have not had and would not reasonably be expected to have a Material Adverse Effect on, or with respect to Deep Medicine;

●	Deep Medicine having performed and complied in all material respects with the covenants and agreements required to be performed or complied with by Deep Medicine under the Merger Agreement;

●	no Material Adverse Effect having occurred with respect to Deep Medicine from the date of the execution of the Merger Agreement which is continuing and uncured;

●	TruGolf having received a copy of the Proposed Charter, certified by the Secretary of State of the State of Delaware;

●	TruGolf having received a certificate executed by an authorized officer of Deep Medicine confirming that the conditions set forth in the first three bullet points of this section have been satisfied;

●	TruGolf having received a certificate executed by a secretary or other executive officer of Deep Medicine certifying as to certain documentation relating to Deep Medicine;

●	TruGolf having received a certificate of good standing certified as of a date no longer than 30 days prior to the Closing Date from the proper governmental authority of Deep Medicine’s jurisdiction of organization and from each other jurisdiction in which Deep Medicine is qualified to do business as a foreign entity as of the Closing, in each case to the extent that good standing certificates or similar documents are generally available in such jurisdictions; and

●	TruGolf having received a copy of the Registration Rights Agreement in form and substance reasonably acceptable to Deep Medicine and TruGolf, duly executed by Deep Medicine and the Sponsor.

Other Conditions to the Obligations of the Deep Medicine Parties. The obligations of Deep Medicine and Merger Sub (collectively, the “Deep Medicine Parties”) to consummate the transactions contemplated by the Merger Agreement are subject to the satisfaction or, if permitted by applicable law, waiver by Deep Medicine (on behalf of itself and the other Deep Medicine Parties) of the following additional conditions:

●	the representations and warranties provided by TruGolf being true and correct as of the Closing Date, as though made on and as of the Closing Date (or, if given as of an earlier date, as of such earlier date), except for any failures to be true and correct that (without giving effect to any qualifications as to materiality or Material Adverse Effect), individually or in the aggregate have not had and would not reasonably be expected to have a Material Adverse Effect on, or with respect to TruGolf and its subsidiaries, taken as a whole;

●	TruGolf having performed and complied in all material respects with the covenants and agreements required to be performed or complied with by TruGolf under the Merger Agreement;

●	no Material Adverse Effect having occurred with respect to TruGolf taken as a whole from the date of the execution of the Merger Agreement which is continuing and uncured;

●	each Lock-Up Agreement and Non-Competition Agreement having been duly executed by the Significant TruGolf Holders and being in full force and effect in accordance with the terms thereof as of the Closing;

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●	Deep Medicine having received a certificate executed by an authorized officer of TruGolf confirming that the conditions set forth in the first three bullet points in this section have been satisfied;

●	Deep Medicine having received a certificate executed by a secretary or other executive officer of TruGolf certifying as to certain documentation relating to TruGolf;

●	Deep Medicine having received a copy of TruGolf’s charter, as in effect as of immediately prior to the Effective Time, certified by the Secretary of State of the State of Nevada as of a date no more than ten (10) Business Days prior to the Closing Date;

●	Deep Medicine having received new employment agreements for certain specified persons, in each case effective as of the Closing, in form and substance reasonably acceptable to TruGolf and Deep Medicine, each such employment agreement duly executed by the parties thereto;

●	the exchange agent having received from each TruGolf Stockholder the Transmittal Documents (as defined in the Merger Agreement), each in form reasonably acceptable for transfer on the books of TruGolf;

●	Deep Medicine having received evidence reasonably acceptable to Deep Medicine that TruGolf shall have terminated, extinguished and cancelled in full any outstanding options, warrants or rights to subscribe for or purchase any capital stock of TruGolf or securities convertible into or exchangeable for, or that otherwise confer on the holder any right to acquire any capital stock of the Company. or commitments therefor (with the exception of the Assumed Options);

●	Deep Medicine having received evidence reasonably acceptable to Deep Medicine that the certain contacts have been terminated with no further obligation or liability of TruGolf thereunder; and

●	Deep Medicine having received a certificate of good standing certified as of a date no longer than 30 days prior to the Closing Date from the proper governmental authority of TruGolf’s jurisdiction of organization and from each other jurisdiction in which TruGolf is qualified to do business as a foreign entity as of the Closing, in each case to the extent that good standing certificates or similar documents are generally available in such jurisdictions.

Representations and Warranties

Under the Merger Agreement, Deep Medicine made customary representations and warranties to TruGolf relating to, among other things: organization and standing; authorization; binding agreement; governmental approvals; non-contravention; capitalization; SEC filings and Deep Medicine financials; absence of certain changes; compliance with laws; actions; orders; permits; taxes and returns; employees and employee benefit plans; properties; material contracts; transactions with affiliates; merger subs activities; Investment Company Act; finders and brokers; ownership of merger consideration shares; certain business practices; insurance; independent investigation; information supplied; and no other representations.

Under the Merger Agreement, TruGolf made customary representations and warranties to Deep Medicine relating to, among other things: organization and standing; authorization; binding agreement; capitalization; no subsidiaries; governmental approvals; non-contravention; financial statements; absence of certain changes; compliance with laws; company permits; litigation; material contracts; intellectual property; taxes and returns; real property; personal property; title to and sufficiency of assets; employee matters; benefit plans; environmental matters; transactions with related persons; insurance; books and records; top customers and suppliers; certain business practices; Investment Company Act; finders and brokers; independent investigation; information supplied; and no other representations.

Material Adverse Effect

Under the Merger Agreement, certain representations and warranties of TruGolf and the Deep Medicine Parties are qualified in whole or in part by materiality thresholds. In addition, certain representations and warranties of TruGolf and the Deep Medicine Parties are qualified in whole or in part by a “Material Adverse Effect” standard for purposes of determining whether a breach of such representations and warranties has occurred.

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Covenants of the Parties

Certain Covenants of TruGolf

TruGolf made certain covenants under the Merger Agreement, including, among others, the following:

Except as expressly contemplated by the Merger Agreement, any of the other Ancillary Documents or the Contribution Documents, as required by applicable law or as set in TruGolf disclosure schedules or as consented to in writing by Deep Medicine (such consent not to be unreasonably withheld, conditioned or delayed), from the date of the Merger Agreement through the Closing or termination of the Merger Agreement (the “Interim Period”):

●	TruGolf will conduct its business, in all material respects, in the ordinary course, consistent with past practice and to comply with all laws applicable to TruGolf and its subsidiaries, and take all commercially reasonable measures necessary or appropriate to preserve intact, in all material respects, its business organization, to keep available the services of its managers, directors, officers, employees and consultants, and to preserve the possession, control and condition of its material assets, all as consistent with past practice; and

●	TruGolf will not, and will cause its subsidiaries not to, do any of the following:

●	amend, waive or otherwise change, in any respect, its organizational documents, except as required by applicable law;

●	authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other securities, including any securities convertible into or exchangeable for any of its shares or other equity securities or securities of any class and any other equity-based awards, or engage in any hedging transaction with a third person with respect to such securities;

●	split, combine, recapitalize or reclassify any of its shares or other equity interests or issue any other securities in respect thereof or pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its equity interests, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its securities;

●	incur, create, assume, prepay or otherwise become liable for any indebtedness (directly, contingently or otherwise) in excess of $200,000 individually or $500,000 in the aggregate, make a loan or advance to or investment in any third party (other than advancement of expenses to employees in the ordinary course of business), or guarantee or endorse any indebtedness, liability or obligation of any person in excess of $200,000 individually or $500,000 in the aggregate;

●	(i) increase the wages, salaries or compensation of its employees other than in the ordinary course of business, consistent with past practice, in the aggregate by more than ten percent (10%),; or (ii) make or commit to make any material bonus payment (whether in cash, property or securities) to any employee, or materially increase other benefits of employees generally, or enter into, establish, materially amend or terminate any benefit plan of TruGolf with, for or in respect of any current consultant, officer, manager director or employee, in each case other than as required by applicable law, pursuant to the terms of any company benefit plans or in the ordinary course of business, consistent with past practice;

●	make or rescind any material election relating to taxes, settle any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to taxes, file any amended tax return or claim for refund, or make any material change in its accounting or tax policies or procedures, in each case except as required by applicable law or in compliance with GAAP;

●	transfer or license to any person or otherwise materially amend or modify, permit to lapse or fail to preserve any material TruGolf registered intellectual property (excluding non-exclusive licenses of TruGolf intellectual property to TruGolf’s customers in the ordinary course of business consistent with past practice), or disclose to any person who has not entered into a confidentiality agreement any trade secrets;

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●	terminate, or waive or assign any material right under, any TruGolf material contract or enter into any contract that would be a TruGolf material contract, in any case outside of the ordinary course of business consistent with past practice;

●	fail to maintain its books, accounts and records in all material respects in the ordinary course of business consistent with past practice;

●	establish any subsidiary or enter into any new line of business;

●	fail to use commercially reasonable efforts to keep in force insurance policies or replacement or revised policies providing insurance coverage with respect to its assets, operations and activities in such amount and scope of coverage substantially similar to that which is currently in effect;

●	revalue any of its material assets or make any material change in accounting methods, principles or practices, except to the extent required to comply with GAAP and after consulting with TruGolf’s outside auditors;

●	waive, release, assign, settle or compromise any claim, action or proceeding (including any suit, action, claim, proceeding or investigation relating to the Merger Agreement or the transactions contemplated thereby), other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (and not the imposition of equitable relief on, or the admission of wrongdoing by, TruGolf or its subsidiaries or their respective affiliates) not in excess of $200,000 (individually or in the aggregate), or otherwise pay, discharge or satisfy any actions, liabilities or obligations, unless such amount has been reserved in TruGolf’s financial statements;

●	close or materially reduce its activities, or effect any layoff or other personnel reduction or change, at any of its facilities;

●	acquire, including by merger, consolidation, acquisition of equity interests or assets, or any other form of business combination, any corporation, partnership, limited liability company, other business organization or any division thereof, or any material amount of assets outside the ordinary course of business consistent with past practice;

●	make capital expenditures in excess of $200,000 , individually for any project (or set of related projects) or $500,000 in the aggregate;

●	adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

●	voluntarily incur any liability or obligation (whether absolute, accrued, contingent or otherwise) in excess of $200,000 individually or $500,000 in the aggregate other than pursuant to the terms of a TruGolf material contract or benefit plan of TruGolf;

●	sell, lease, license, transfer, exchange or swap, mortgage or otherwise pledge or encumber (including securitizations), or otherwise dispose of any material portion of its properties, assets or rights;

●	enter into any agreement, understanding or arrangement with respect to the voting of equity securities of TruGolf;

●	take any action that would reasonably be expected to significantly delay or impair the obtaining of any consents of any governmental authority to be obtained in connection with the Merger Agreement;

●	accelerate the collection of any trade receivables or delay the payment of trade payables or any other liabilities other than in the ordinary course of business consistent with past practice;

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●	enter into, amend, waive or terminate (other than terminations in accordance with their terms) any transaction with any related person (other than compensation and benefits and advancement of expenses, in each case, provided in the ordinary course of business consistent with past practice); or

●	authorize or agree to do any of the foregoing actions.

●	TruGolf will deliver certain financial statements to Deep Medicine prior to the Closing.

●	TruGolf acknowledged its requirements under the U.S. federal securities laws and agreed that while it is in possession of material nonpublic information about Deep Medicine, not to trade securities of Deep Medicine, communicate such information to any third party, take any other action with respect to Deep Medicine in violation of such laws, or cause or encourage any third party to do any of the foregoing.

●	TruGolf agreed to form a special committee of its board of directors (the “TruGolf Special Committee”), which shall negotiate with the TruGolf founders to (i) make one or more amendments to the TruGolf Certificate of Incorporation, to create and authorize the creation of shares of high vote TruGolf Class B common stock , and (ii) effect an exchange of the shares of TruGolf Class A common stock held by each of the TruGolf founders (or their respective affiliates) for an equal number of shares of high vote TruGolf Class B common stock for such consideration as agreed by the TruGolf Special Committee, which amendments would become effective immediately prior to the Effective Time, subject to the approval by the TruGolf stockholders.

●	For a period of six years after the Effective Time, New TruGolf will cause its organizational documents to contain provisions no less favorable with respect to exculpation and indemnification of and advancement of expenses to indemnified directors and officers of the parties than are set forth as of the date of the Merger Agreement in the organizational documents of Deep Medicine, the Merger Subs and TruGolf to the extent permitted by applicable law.

●	TruGolf will use reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable in order to consummate the Reorganization prior to the Closing.

●	As promptly as practicable after the proxy statement/prospectus has “cleared” the SEC, TruGolf will call a meeting of its stockholders in order to obtain the TruGolf Stockholder Approval.

●	TruGolf and its representatives will reasonably cooperate with Deep Medicine in connection with Deep Medicine’s efforts to obtain any PIPE Investment.

Certain Covenants of Deep Medicine

Deep Medicine made certain covenants under the Merger Agreement, including, among others, the following:

Except as expressly contemplated by the Merger Agreement, any of the other Ancillary Documents, as required by applicable law (including COVID-19 Measures) or as set in Deep Medicine disclosure schedules or as consented to in writing by TruGolf (such consent not to be unreasonably withheld, conditioned or delayed), during the Interim Period:

●	Deep Medicine will, and will cause its subsidiaries to, conduct their respective businesses, in all material respects, in the ordinary course, consistent with past practice and to comply with all laws applicable to Deep Medicine and its subsidiaries, and will take all commercially reasonably measures necessary or appropriate to preserve intact, in all material respects, their respective business organizations, to keep available the services of their respective managers, directors, officers, employees and consultants, and to preserve the possession, control and condition of their respective material assets, all as consistent with past practice; provided however that nothing in the Merger Agreement shall prohibit or restrict Deep Medicine to obtain Extension(s), and no consent of any other party shall be required in connection therewith; and

●	Deep Medicine will not, and will cause its subsidiaries not to, do any of the following:

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●	amend, waive or otherwise change, in any respect, its organizational documents except as required by applicable law;

●	authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other securities, including any securities convertible into or exchangeable for any of its equity securities or other security interests of any class and any other equity-based awards, or engage in any hedging transaction with a third person with respect to such securities;

●	split, combine, recapitalize or reclassify any of its shares or other equity interests or issue any other securities in respect thereof or pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its shares or other equity interests, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its securities;

●	incur, create, assume, prepay or otherwise become liable for any indebtedness (directly, contingently or otherwise) in excess of $200,000 individually or $500,000 in the aggregate, make a loan or advance to or investment in any third party, or guarantee or endorse any indebtedness, liability or obligation of any person (provided, that this shall not prevent Deep Medicine from borrowing funds necessary to finance its (i) ordinary course administrative costs and expenses or incurring expenses in connection with the consummation of the Merger and the other transactions contemplated by the Merger Agreement (including the costs and expenses necessary for an Extension (such expenses, “Extension Expenses”), up to aggregate additional indebtedness during the Interim Period of $1,000,000;

●	make or rescind any material election relating to taxes, settle any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to taxes, file any amended tax return or claim for refund, or make any material change in its accounting or tax policies or procedures, in each case except as required by applicable law or in compliance with GAAP;

●	amend, waive or otherwise change the Trust Agreement in any manner adverse to Deep Medicine;

●	terminate, waive or assign any material right under any Deep Medicine material contract;

●	fail to maintain its books, accounts and records in all material respects in the ordinary course of business consistent with past practice;

●	establish any subsidiary or enter into any new line of business;

●	fail to use commercially reasonable efforts to keep in force insurance policies or replacement or revised policies providing insurance coverage with respect to its assets, operations and activities in such amount and scope of coverage substantially similar to that which is currently in effect;

●	revalue any of its material assets or make any material change in accounting methods, principles or practices, except to the extent required to comply with GAAP and after consulting Deep Medicine’s outside auditors;

●	waive, release, assign, settle or compromise any claim, action or proceeding (including any suit, action, claim, proceeding or investigation relating to the Merger Agreement or the transactions contemplated thereby), other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (and not the imposition of equitable relief on, or the admission of wrongdoing by, Deep Medicine or its subsidiaries) not in excess of $200,000 (individually or in the aggregate), or otherwise pay, discharge or satisfy any actions, liabilities or obligations, unless such amount has been reserved in Deep Medicine’s financial statements;

●	acquire, including by merger, consolidation, acquisition of equity interests or assets, or any other form of business combination, any corporation, partnership, limited liability company, other business organization or any division thereof, or any material amount of assets outside the ordinary course of business;

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●	make capital expenditures in excess of $200,000 individually for any project (or set of related projects) or $500,000 in the aggregate (excluding, for the avoidance of doubt, incurring any transaction expenses of Deep Medicine);

●	adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than with respect to the Merger);

●	voluntarily incur any liability or obligation (whether absolute, accrued, contingent or otherwise) in excess of $200,000 individually or $500,000 in the aggregate (excluding, for the avoidance of doubt, incurring any expenses) other than pursuant to the terms of a contract in existence as of the date of the Merger Agreement or entered into in the ordinary course of business or in accordance with the terms of the Merger Agreement;

●	sell, lease, license, transfer, exchange or swap, mortgage or otherwise pledge or encumber (including securitizations), or otherwise dispose of any material portion of its properties, assets or rights;

●	enter into any agreement, understanding or arrangement with respect to the voting of Deep Medicine’s securities;

●	take any action that would reasonably be expected to significantly delay or impair the obtaining of any consents of any governmental authority to be obtained in connection with the Merger Agreement; or

●	authorize or agree to do any of the foregoing actions.

●	Deep Medicine will keep current and timely file all of its public filings with the SEC and otherwise comply in all material respects with applicable securities laws and shall use its commercially reasonable efforts prior to the Closing to maintain the listing of the Deep Medicine Units, the Deep Medicine Class A Shares and the Public Rights on Nasdaq; provided, that the parties acknowledge and agree that from and after the Closing, the parties intend to list on Nasdaq only the Deep Medicine Common Stock.

●	As soon as practicable following the registration statement of which this proxy statement/prospectus forms a part “clearing” comments from the SEC, Deep Medicine shall distribute the registration statement to Deep Medicine’s stockholders, and, pursuant thereto, shall duly call, give notice of, convene and hold the Special Meeting in accordance with the DGCL.

●	Subject to certain exceptions, prior to the Closing, Deep Medicine will be permitted to obtain tail directors’ and officers’ liability insurance coverage for the benefit of Deep Medicine and its directors and officers with respect to matters occurring on or prior to the Effective Time and if purchased, Deep Medicine shall keep such policy in full force and effect, and continue to honor the obligations thereunder, and New TruGolf shall timely pay or caused to be paid all premiums with respect to such tail insurance.

●	Prior to the effectiveness of this registration statement, the Deep Medicine Board shall approve and adopt the 2023 Plan, effective as of the Closing Date. See the section of this proxy statement/prospectus entitled “Proposal No. 5: The Equity Incentive Plan Proposal” for additional information.

●	Deep Medicine will enter into employment agreements with certain specified individuals, in each case effective as of the Closing, which agreements shall be mutually satisfactory to Deep Medicine, TruGolf and the applicable employee.

Mutual Covenants of the Parties

The parties made certain covenants under the Merger Agreement, including, among others, agreeing to:

●	use commercially reasonable efforts to consummate the Business Combination;

●	give prompt notice to the other parties of certain matters;

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●	keep certain information confidential and retain certain documentation;

●	make relevant public announcements;

●	use reasonable best efforts to cause the Merger to constitute a transaction treated as a “reorganization” within the meaning of Section 368 of the Internal Revenue Code of 1986 (the “Code”); and

●	cooperate in connection with certain tax matters and filings.

Proxy statement/prospectus

Deep Medicine and TruGolf agreed that Deep Medicine will prepare, with the reasonable assistance of TruGolf, and Deep Medicine will file with the SEC, this proxy statement/prospectus to solicit proxies from Deep Medicine’s stockholders to approve among other things, the proposals relating to the Business Combination.

Directors and Officers of Deep Medicine Following the Closing

Pursuant to Merger Agreement, Deep Medicine and TruGolf have agreed to will take all necessary action, so that effective as of the Closing, the Deep Medicine Board will consist of seven (7) directors. Immediately after the Closing, the parties shall take all necessary action to designate and appoint to the New TruGolf Board (i) four (4) persons that are designated by TruGolf prior to the Closing, at least one (1) of whom shall be required to qualify as an independent director under Nasdaq rules, and (ii) three (3) persons that are mutually agreed on by TruGolf and Deep Medicine prior to the Closing, all of whom shall be required to qualify as an independent director under Nasdaq rules.

The parties will take all action necessary (including causing the executive officers of Deep Medicine to resign) so that the individuals serving as the chief executive officer and chief financial officer, respectively, of Deep Medicine immediately after the Closing will be the same individuals (in the same office) as that of TruGolf immediately prior to the Closing (unless Deep Medicine and TruGolf agree to appoint another qualified person to either such role, in which case, such other individual shall serve in such role).

No Solicitation of Acquisition Proposals

Each party also agreed during the Interim Period not to solicit or enter into any inquiry, proposal or offer, or any indication of interest in making an offer or proposal for an alternative competing transactions, to notify the others as promptly as practicable in writing of the receipt of any inquiries, proposals or offers, requests for information or requests relating to an alternative competing transaction or any requests for non-public information relating to such transaction, and to keep the others informed of the status of any such inquiries, proposals, offers or requests for information.

Survival and Indemnification

None of the representations and warranties of the parties to the Merger Agreement will survive the Closing, and no claim for indemnification may be made with respect thereto. None of the covenants and agreements of the parties contained in the Merger Agreement will survive the Closing, except that those covenants and agreements that by their terms apply or are contemplated to be performed in whole or in part after the Closing will survive the Closing and continue until fully performed in accordance with their terms.

Termination

The Merger Agreement may be terminated under certain customary and limited circumstances at any time prior to the Closing, including, among others, the following:

●	by mutual written consent of Deep Medicine and TruGolf;

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●	by either Deep Medicine or TruGolf if any of the conditions to Closing have not been satisfied or waived by January 29, 2024 (the “Outside Date”), provided that Deep Medicine shall have the right to extend the Outside Date if it obtains an extension of the deadline by which it must complete its business combination (an “Extension”) for an additional period the shortest of (i) three months, (ii) the period ending on the last day for Deep Medicine to consummate a business combination after such Extension and (iii) such period as determined by Deep Medicine;

●	by either Deep Medicine or TruGolf if a governmental authority of competent jurisdiction shall have issued an order or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the Merger Agreement, and such order or other action has become final and non-appealable;

●	by either Deep Medicine or TruGolf of the other party’s uncured breach (subject to certain materiality qualifiers);

●	by Deep Medicine if there has been an event after the signing of the Merger Agreement that has had a Material Adverse Effect on TruGolf and its subsidiaries taken as a whole that is continuing and uncured;

●	by either Deep Medicine or TruGolf if the Special Meeting is held and the Deep Medicine Stockholder Approval is not received; and

●	by either Deep Medicine or TruGolf if a special meeting of TruGolf stockholders is held and the TruGolf Stockholder Approval is not received;

Expenses

The fees and expenses incurred in connection with the Merger Agreement and the Ancillary Documents thereto, and the transactions contemplated thereby, including the fees and disbursements of counsel, financial advisors and accountants and administrative costs and expenses, will be paid by the party incurring such fees or expenses. With respect to Deep Medicine, expenses shall include any and all deferred expenses (including fees or commissions payable to the underwriters and any legal fees) of the IPO upon consummation of a Business Combination and any Extension expenses.

Termination Fee

In the event the Merger Agreement is terminated by TruGolf, TruGolf will pay a termination fee equal to Two Hundred and Fifty Thousand Dollars ($250,000) plus an amount equal to the aggregate Deep Medicine transaction expenses actually and directly incurred by Deep Medicine (such aggregate amount, the “Termination Fee”); provided that the Termination Fee shall not exceed an aggregate of Seven Hundred and Fifty Thousand Dollars ($750,000).

Trust Account Waiver

TruGolf agreed on behalf of itself and its affiliates that neither it nor its affiliates will have any right, title, interest of any kind in or to any monies in Deep Medicine’s Trust Account held for its public stockholders, and agreed not to, and waived any right to, make any claim against the Trust Account (including any distributions therefrom).

Governing Law and Arbitration

The Merger Agreement is governed by New York law and, subject to the required arbitration provisions, the parties are subject to exclusive jurisdiction of federal and state courts located in New York County, State of New York (and any appellate courts thereof). Any disputes under the Merger Agreement, other than claims for injunctive or temporary equitable relief or enforcement of an arbitration award, will be subject to arbitration by the American Arbitration Association, to be held in New York County, State of New York.

Amendments

The Merger Agreement may be amended or modified only by a written instrument signed by Deep Medicine, Merger Sub, Purchaser Representative, Seller Representative and TruGolf.

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Related Agreements

This section describes the material provisions of certain additional agreements entered into or to be entered into pursuant to the Merger Agreement (the “Related Agreements”) but does not purport to describe all of the terms thereof or include all of the additional agreements entered into or to be entered into pursuant to the Merger Agreement. The following summary is qualified in its entirety by reference to the complete text of each of the Related Agreements, certain of which are filed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part. Stockholders, warrant holders and other interested parties are urged to read such Related Agreements in their entirety.

TruGolf Voting and Support Agreement

Simultaneously with the execution of the Merger Agreement, certain significant stockholders of TruGolf entered into voting agreements (each, a “Voting Agreement”) with Deep Medicine and TruGolf. Under the Voting Agreement, the TruGolf stockholders agreed to vote all of their shares of TruGolf Stock in favor of the Merger Agreement and related transactions and to otherwise take certain other actions in support of the Merger Agreement and related transactions and the other matters submitted to TruGolf Stockholders for their approval, and provide a proxy to Deep Medicine to vote such TruGolf Stock accordingly. The Voting Agreement prevents transfers of the TruGolf Stock held by the TruGolf stockholder between the date of the Voting Agreement and the date of Closing, except for certain permitted transfers where the recipient also agrees to comply with the Voting Agreement.

Sponsor Support Agreement

Simultaneously with the execution of the Merger Agreement, TruGolf, Deep Medicine and the Sponsor entered into a Sponsor Support Agreement (the “Sponsor Support Agreement”), pursuant to which the Sponsor agreed to vote all of its shares of Deep Medicine Common Stock in favor of the Merger Agreement and the Business Combination. The Sponsor Support Agreement also prevents transfers of Deep Medicine securities held by the Sponsor between the date of the Sponsor Support Agreement and the termination of the Sponsor Support Agreement.

Lock-Up Agreements

Simultaneously with the execution and delivery of the Merger Agreement, Deep Medicine and the Purchaser Representative entered into lock-up agreements with certain significant holders of TruGolf securities (the “Significant TruGolf Holders”) (the “Lock-Up Agreements”).

Pursuant to the Lock-Up Agreement, with respect to the shares received as Merger Consideration (the “Restricted Securities”), each Significant TruGolf Holder shall agree not to, during the period commencing from the Closing (A) with respect to fifty percent (50%) of the Restricted Securities, ending on the earliest of (x) the six (6) month anniversary of the Closing, (y) the date on which the closing sale price of the Deep Medicine’s common stock equals or exceeds $12.50 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any twenty (20) trading days within any thirty (30) trading day period commencing after the Closing, and (z) the date after the Closing on which the Deep Medicine consummates a liquidation, merger, share exchange or other similar transaction with an unaffiliated third party that results in all of the Deep Medicine’s stockholders having the right to exchange their shares of Deep Medicine common stock for cash, securities or other property (a “Subsequent Transaction”) and (B) with respect to the remaining fifty percent (50%) of the Restricted Securities, ending on the earlier of (x) the six (6) month anniversary of the Closing, and (y) a Subsequent Transaction: (i) lend, offer, pledge, hypothecate, encumber, donate, assign, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any Restricted Securities, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Restricted Securities, or (iii) publicly disclose the intention to do any of the foregoing.

Non-Competition and Non-Solicitation Agreements

Simultaneously with the execution of the Merger Agreement, certain stockholders and officers (each, a “Subject Party”) of TruGolf each entered into a non-competition and non-solicitation agreement with Deep Medicine and TruGolf (collectively, the “Non-Competition Agreement”). Under the Non-Competition Agreement, pursuant to which the Subject Party agrees not to compete with Deep Medicine, TruGolf and their respective affiliates during the two year period following the Closing and, during such two year restricted period, not to solicit employees or customers of such entities. The Non-Competition Agreement also contains customary confidentiality and non-disparagement provisions.

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Interests of Certain Persons in the Business Combination

In considering the recommendation of the Deep Medicine Board to vote in favor of the approval of the Business Combination Proposal and the other proposals described in this proxy statement/prospectus, stockholders should understand that the Sponsor, the members of the Deep Medicine Board and executive officers of Deep Medicine and the Sponsor have interests in such proposals and the Business Combination that are different from, or in addition to, those of Deep Medicine stockholders generally. The Deep Medicine Board was aware of and considered these interests, among other matters, in evaluating the Business Combination, and in recommending to Deep Medicine stockholders that they approve the Business Combination Proposal and the other proposals described in this proxy statement/prospectus. Deep Medicine’s stockholders should take these interests into account in deciding whether to approve the Business Combination Proposal and the other proposals described in this proxy statement/prospectus. These interests include, among other things:

●	the fact that the Insiders hold an aggregate of 3,569,000 Deep Medicine Class A Shares, all of which would expire worthless if a Business Combination is not consummated (although such Deep Medicine Class A Shares have certain rights that differ from the rights of holders of the Public Shares , the aggregate value of the 3,569,000 Deep Medicine Class A Shares held by the Insiders is estimated to be approximately $40.6 million, assuming the per share value of such Deep Medicine Class A Shares is the same as the $11.38 closing price of the Public Shares on Nasdaq on July 13, 2023);

●	the fact that the Insiders hold an aggregate of 406,500 Deep Medicine Rights, all of which would expire worthless if a Business Combination is not consummated (although such Deep Medicine Rights have certain rights that differ from the rights of holders of the Public Rights, the aggregate value of the 406,500 Deep Medicine Rights held by the Insiders is estimated to be approximately $69,105, assuming the per right value of such Deep Medicine Rights is the same as the $0.17 closing price of the Public Rights on Nasdaq on July 13, 2023);

●	the fact that Deep Medicine has issued the Sponsor Affiliate Notes. As of July 13, 2023, an aggregate of approximately $2.1 million was due under the Sponsor Affiliate Notes. If the Business Combination or another initial business combination is not consummated, the Sponsor Affiliate Notes, may not be repaid, in whole or in part.

●	the fact that, unless Deep Medicine consummates the Business Combination, the Sponsor will not receive reimbursement for any out-of-pocket expenses incurred by it on behalf of Deep Medicine (none of such expenses were incurred that had not been reimbursed as of July 13, 2023) to the extent that such expenses exceed the amount of available proceeds not deposited in the Trust Account;

●	the fact that, if the Trust Account is liquidated, including in the event Deep Medicine is unable to complete an initial Business Combination within the Combination Period, the Sponsor has agreed to indemnify Deep Medicine to ensure that the proceeds in the Trust Account are not reduced below $10.10 per Public Share (before taking into account the removal of the accrued interest in the Trust Account to pay our taxes), or such lesser per Public Share amount as is in the Trust Account on the liquidation date, by the claims of prospective target businesses with which Deep Medicine has entered into an acquisition agreement or claims of any third party for services rendered or products sold to Deep Medicine, but only if such a third party or target business has not executed a waiver of any and all rights to seek access to the Trust Account;

●	the fact that Deep Medicine’s Chief Financial Officer receives payment of $5,000 per month for services rendered to Deep Medicine; and

●	the fact that Deep Medicine’s officers and directors will be issued an aggregate of 300,000 shares of New TruGolf Class A Shares within 10 days following the Closing. The aggregate value of such shares is estimated to be approximately $3.4 million, assuming the per share value of such Deep Medicine Class A Shares is the same as the $11.38 closing price of the Public Shares on Nasdaq on July 13, 2023); and

●	the fact that Humphrey Polanen, Deep Medicine’s chief executive officer, will serve as a member of the New TruGolf Board following the Closing. As a director, in the future, Mr. Polanen may receive any cash fees, stock options or stock awards that the New TruGolf Board determines to pay to its directors.

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The Deep Medicine Board concluded that the potentially disparate interests would be mitigated because (i) certain of these interests were disclosed in the prospectus for Deep Medicine’s IPO and these interests are disclosed in this proxy statement/prospectus, (ii) most of these disparate interests would exist with respect to a business combination by Deep Medicine with any other target business or businesses, and (iii) the Insiders will hold equity interests in New TruGolf with value that, after the Closing, will be based on the future performance of TruGolf, which may be affected by various other factors other than these interests. In addition, Deep Medicine’s independent directors reviewed and considered these interests during their evaluation of the Business Combination and in unanimously approving, as members of the Deep Medicine Board, the Merger Agreement and the related agreements and the transactions contemplated thereby, including the Business Combination.

In addition to these interests of the Sponsor and Deep Medicine’s current officers and directors, the Existing Charter waives the application of the “corporate opportunity” doctrine. The “corporate opportunity” doctrine generally provides that a director or officer may not take a business opportunity for his or her own if: (1) the corporation is financially able to exploit the opportunity; (2) the opportunity is within the corporation’s line of business; (3) the corporation has an interest or expectancy in the opportunity; and (4) by taking the opportunity for his or her own, the self-interest of the director or officer will be brought into conflict with the director’s or officer’s duties to the corporation. However, Deep Medicine does not believe that the waiver of the application of the “corporate opportunity” doctrine in the Existing Charter had any impact on its search for a potential business combination target.

Certain Other Interests in the Business Combination

In addition to the interests of the Insiders in the Business Combination, stockholders should be aware that certain other parties have financial interests that are different from, or in addition to, the interests of Deep Medicine’s stockholders. These interests include:

●	the fact that, pursuant to the BCMA entered into by Deep Medicine and I-Bankers in connection with the IPO, upon consummation of the Business Combination, a transaction fee equal to 3.5% of the gross proceeds received by Deep Medicine in the IPO, or $4,427,500, which will be payable to I-Bankers in shares of New TruGolf. Accordingly, I-Bankers has an interest in Deep Medicine completing the Business Combination because, If the Business Combination (or another business combination) is not consummated, Deep Medicine will not receive such fee.

●	the fact that I-Bankers also owns an aggregate of 632,500 Representative Warrants issued in connection with the IPO, which will be worthless if Deep Medicine is unable to complete a business combination.

●	the fact that I-Bankers also owns an aggregate of 101,200 I-Bankers Shares issued in connection with the IPO. The Private Placement Shares had an aggregate market value of approximately $1.2 million based upon the closing price of the Public Shares of $11.38 per share on Nasdaq as of July 13, 2023. If Deep Medicine is unable to complete a business combination, the I-Bankers Shares will expire worthless, and I-Bankers will be unable to recoup this investment in Deep Medicine.

●	the fact that I-Bankers also owns an aggregate of 113,000 I-Bankers Units issued in connection with the IPO, which contain 113,000 Private Placement Shares and 113,000 Private Rights. The Private Placement Shares had an aggregate market value of approximately $1.3 million based upon the closing price of the Public Shares of $11.38 per share on Nasdaq as of July 13, 2023 and the Private Rights had an aggregate market value of approximately $19,210 based upon the closing price of Deep Medicine’s Rights of $0.17 per Right on Nasdaq as of July 13, 2023. If Deep Medicine is unable to complete a business combination, the I-Bankers Units will expire worthless, and I-Bankers will be unable to recoup this investment in Deep Medicine.

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●	the fact that Greentree, a member of the Sponsor, holds an aggregate of 1,709,718 Deep Medicine Class A Shares and 189,095 Private Rights. Such Deep Medicine Class A Shares had an aggregate market value of approximately $19.5 million based upon the closing price of the Public Shares of $11.38 per share on Nasdaq as of July 13, 2023, and the Private Rights had an aggregate market value of approximately $32,146 based upon the closing price of the Public Rights of $0.17 per Right on Nasdaq as of July 13, 2023. If Deep Medicine is unable to complete a business combination, such shares will expire worthless, and Greentree will be unable to recoup this investment in Deep Medicine.

●	the fact that Greentree, a member of the Sponsor and advisor to TruGolf, pursuant to an agreement entered into with TruGolf, received 3% of the fully diluted equity of TruGolf, calculated based on TruGolf’s capitalization immediately prior to the Closing, which is equal to 430,890 shares after the Business Combination.

Exchange Listing

The Deep Medicine Units, Deep Medicine Class A Shares and Public Rights are currently listed on Nasdaq under the symbols “DMAQ” and “DMAQR”, respectively. New TruGolf will not have units traded on Nasdaq following the consummation of the Business Combination and such units will automatically be separated into their component securities without any action needed to be taken on the part of the holders. Public Stockholders who do not elect to have their Public Shares redeemed need not deliver their Deep Medicine Class A Shares to Deep Medicine or to Deep Medicine’s transfer agent and they will remain outstanding. Upon the Closing, Deep Medicine intends to change its name from “Deep Medicine Acquisition Corp.” to “TruGolf, Inc.” (or such other name agreed by Deep Medicine and TruGolf) and intends to apply to continue the listing of its Class A Common Stock on Nasdaq under the symbol “TRUG.”

Background of the Business Combination

Deep Medicine was incorporated July 8, 2020 and formed for the purpose of effectuating a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.

On October 29, 2021, Deep Medicine consummated its IPO of 12,650,000 units at $10.00 per unit, which included 1,650,000 Units issued pursuant to the full exercise by the IPO Underwriters of their over-allotment option, and the private sale of an aggregate of 519,500 units (the “Private Placement Units”) to the Sponsor and I-Bankers at a purchase price of $10.00 per Private Placement Unit, generating gross proceeds of $5,195,000, which closed simultaneously with the closing of the IPO.

Upon the closing of the IPO on October 29, 2021, Deep Medicine deposited $127,765,000 ($10.10 per Unit) from the proceeds of the IPO and certain proceeds of the sales of Private Placement Units in the Trust Account, located in the United States and invested only in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less or in any open-ended investment company that holds itself out as a money market fund selected by the Company meeting certain conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the completion of an initial business combination and (ii) the distribution of the funds held in the Trust Account, as described below.

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On July 12, 2022, Deep Medicine entered into a definitive Business Combination Agreement (the “Chijet BCA”) with Chijet Inc. (together with its subsidiaries, “Chijet”), each of the referenced holders of Chijet’s outstanding shares (collectively, the “Sellers”), Chijet Motor Company, Inc., a wholly-owned subsidiary of Chijet (“Pubco”), and Chijet Motor (USA) Company, Inc., a wholly-owned subsidiary of Pubco (“Chijet Merger Sub”). Chijet indirectly holds an over 85% interest in Shandong Baoya New Energy Vehicle Co., Ltd., a Chinese company (“Baoya”), which is a producer and manufacturer of electric vehicles. In addition, Chijet indirectly holds an over 64% interest in FAW Jilin Automobile Co., Ltd., a Chinese company (“FAW Jilin”), which manufactures and sells traditional fuel vehicles. On September 6, 2022, the Chijet BCA was amended to extend the due diligence period until and ended on September 20, 2022, which was subsequently extended to September 30, 2022 pursuant to the second amendment of the Chijet BCA, dated September 16, 2022. On September 26, 2022, the Company terminated the Chijet BCA and Deep Medicine is not obligated to pay any penalties pursuant to the terms of the Chijet BCA as a result of the termination.

On December 23, 2022, Deep Medicine held the Second Extension Meeting. At the Second Extension Meeting, Deep Medicine’s stockholders approved the Charter Amendment to (i) extend the date by which Deep Medicine must consummate its initial business combination from January 29, 2023 to July 29, 2023, or such earlier date as determined by Deep Medicine’s board of directors and (ii) provide for the right of a holder of Deep Medicine Class B Shares to convert into Deep Medicine Class A Shares on a one-for-one basis prior to the closing of an initial business combination. Subsequently, the Charter Amendment was filed with the Secretary of State of the State of Delaware and stockholders holding all of the issued and outstanding Deep Medicine Class B Shares elected to convert their Deep Medicine Class B Shares into Deep Medicine Class A Shares on a one-for-one basis. The date by which Deep Medicine is required to consummate an initial business combination was extended to July 29, 2023, provided that an additional amount of $50,000 is deposited into the Trust Account for each month following January 29, 2023.

In addition, in connection with the Second Extension Meeting 3,162,500 Deep Medicine Class B Shares were cancelled, and 3,162,500 Deep Medicine Class A Shares were issued to such converting Class B stockholders. The 3,162,500 Deep Medicine Class A Shares issued pursuant to the conversion are subject to the same restrictions applicable to the Deep Medicine Class B Shares before the conversion, including, among other things, certain transfer restrictions, waiver of redemption rights and the obligation to vote in favor of an initial Business Combination as described in the prospectus for the IPO. Additionally, stockholders holding 11,819,790 Public Shares exercised their right to redeem such shares for a pro rata portion of the funds in the Trust Account. As a result, $121,034,650 (approximately $10.24 per share) was removed from the Trust Account to pay such holders. Following redemptions, Deep Medicine had 830,210 Public Shares outstanding.

On July 13, 2023, Deep Medicine held the Third Extension Meeting of Deep Medicine’s stockholders, at which Deep Medicine’s stockholders approved the Charter Amendment to extend the date by which Deep Medicine must consummate its initial business combination from July 29, 2023 to January 29, 2024, or such earlier date as determined by Deep Medicine’s board of directors. Deep Medicine’s stockholders holding 255,446 Public Shares exercised their right to redeem such shares for a pro rata portion of the funds in Deep Medicine’s trust account. As a result, approximately $2,914,230 (approximately $11.41 per share) was removed from Deep Medicine’s trust account to pay such holders. Following redemptions, Deep Medicine had 4,357,964 shares of Class A common stock issued and outstanding, including 574,764 Public Shares.

After the IPO, Deep Medicine commenced an active search for businesses with which to pursue a business combination. Representatives of Deep Medicine contacted and were contacted by numerous companies, advisors and other persons with respect to potential transactions. Deep Medicine had contact with numerous potential transaction counterparties and/or their advisors, which Deep Medicine believed (i) were positioned, operationally and financially, to be successful as a public company and would benefit from the increased ability to access capital that a public listing would provide, (ii) had a significant total addressable market and growth expansion opportunities, (iii) were profitable or had significant potential to become profitable, (iv) had a strong and experienced management team, and (v) had a business model in place designed to address risks and uncertainties associated with a changing economic environment and changes in the industries in which such companies operate. Deep Medicine used a novel approach of using a proprietary database of companies that had previously been created by one of the members of the Deep Medicine Board to search for targets. This database consisted of companies in the technology sector and allowed for filtering of the potential targets based on their stage, funding to date, revenues, etc. This allowed the team to narrow down their list to a group of approximately 30 companies that appeared close to being ready to go public. Further assessment of those companies included their recent transactions, public comments, and growth rates of their revenues and addressable markets. Throughout this period, representatives of Greentree, an anchor investor in Deep Medicine’s IPO, assisted Deep Medicine and the Deep Medicine Board in an advisory role, including in connection with assessing and engaging in discussions with potential transaction counterparties which were sourced through Deep Medicine’s proprietary network, including venture capital and private equity funds, investment banking relationships and founder networks across Asia and the United States.

Deep Medicine entered into non-disclosure agreements with twenty potential transaction counterparties in addition to TruGolf, none of which contained “standstill” provisions, and engaged in varying levels of discussions, negotiations and due diligence with respect to those companies based on, among other factors, interest from, and due diligence access granted by, such companies and the terms on which such companies were willing to consider a potential transaction with Deep Medicine (including with respect to valuation). Deep Medicine’s due diligence efforts with potential transaction counterparties often consisted of meetings with the senior management of the companies and their respective advisors and included, among other things, investigation and review of (depending on the company): business plan and financial projections (including assumptions, opportunities and risks underlying such plan and projections); historical and expected financial performance; macroeconomic trends impacting the business and the industry in which it operates; competitive positioning versus comparable companies in the applicable industry; growth opportunities; performance history of the senior management team; the company’s technology and potential impact from trends in the overall economy and industry in which the company operates; regulatory environment; and benefits/challenges related to such company engaging in a potential transaction with Deep Medicine and becoming a public company. In the case of certain of these potential transaction counterparties, representatives of Deep Medicine, in consultation with the Deep Medicine Board, engaged in discussions regarding potential terms of a business combination.

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Description of negotiation process with candidates other than TruGolf

Following the completion of the IPO in October 2021, representatives of Deep Medicine engaged in extensive discussions with a number of financial advisors and consulting firms, as well as companies, mostly of whom were based in the United States and Asia, with respect to potential acquisition opportunities. Deep Medicine’s management focused Deep Medicine’s search on targets operating in the technology industry with a focus on consumer, electric/autonomous vehicles, healthcare technology and enterprise software. The focus was on companies headquartered in North America or Asia with high growth strategies, with an emphasis on portfolio companies of private equity and venture capital funds. Company A through Company C and Chijet described below constitute candidates with which Deep Medicine had substantive discussions including an expression of value. On January 18, 2022, Deep Medicine signed a consulting agreement engaging a consultant with expertise in healthcare technology (the “Consultant”) to identify potential targets with innovations in data analytics and artificial intelligence in the healthcare sector.

Company A

On January 6, 2022, following an introduction by the Consultant, Deep Medicine’s CEO, Humphrey Polanen and board member, Dr. Ron Razmi met Company A’s Chief Medical Officer at an industry conference in Miami, Florida. Company A, a company combining oncology expertise and data analytics to innovate cancer diagnostics and treatment. On February 24, 2022, Mr. Polanen and Dr. Razmi held a conference call with the Chief Medical Officer, CEO and CFO of Company A to discuss the possibility of engaging in a potential business combination transaction, and Company A shared a management presentation with Deep Medicine. On February 17, 2022, Deep Medicine and Company A executed an NDA. From that date until June 28, 2022, Deep Medicine and Company A engaged in frequent conference calls, company pitches and due diligence on Company A through the Consultant. On June 28, 2022, Company A’s management team informed Deep Medicine that they had ultimately decided not to pursue a business combination transaction with Deep Medicine, as they were concerned regarding market conditions from a valuation and capital certainty perspective. As such, Company A declined the Deep Medicine proposal expressed in Deep Medicine’s LOI.

Description of negotiation process with Chijet

On March 29, 2022, Humphrey Polanen and Dr Ron Razmi, CEO and board member, respectively of Deep Medicine, were introduced to the CEO of Chijet Motor Company, Inc. (“Chijet”), a China based electrical vehicle company through one of Deep Medicine’s sponsors, to discuss a potential business combination transaction, and Deep Medicine received the financial statements of Chijet. On April 20, 2022, Deep Medicine and Chijet entered into an NDA and Deep Medicine was provided access to the virtual data room of Chijet to facilitate further diligence and discussions regarding a possible business combination. On April 26, 2022, Deep Medicine sent a non-binding letter of intent, which, following numerous conference calls between board members of Deep Medicine and executives of Chijet, was executed on April 29, 2022. In July 2022, Deep Medicine engaged a consulting firm with industry expertise in the electric vehicle market in China to perform due diligence and establish a valuation of Chijet.

On July 12, 2022, Deep Medicine and Chijet signed the Chijet BCA, which included a right to terminate by Deep Medicine based upon due diligence findings and Chijet’s valuation. During the month of August 2022, the consulting firm performed site inspections and management interviews in China of Chijet’s operations and facilities and tested the Chijet’s vehicles.

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On August 28, 2022 and on August 31, 2022 the Deep Medicine board met to review the due diligence findings and terms and conditions of the proposed transaction. Deep Medicine provided a valuation range that it believed Chijet could command in the public markets based on relative valuation of public companies. On September 6, 2022, the Chijet BCA was amended to extend the due diligence period until and ended on September 20, 2022, which was subsequently extended to September 30, 2022, pursuant to the second amendment of the Chijet BCA, dated September 16, 2022. Discussions between Deep Medicine and Chijet continued until September 26, 2022, when Deep Medicine sent a written notice of termination of the Chijet BCA to Chijet pursuant to the terms of the Chijet BCA, as amended.

Company B

On September 28, 2022, a member of Deep Medicine Sponsor group, reached out to Mr. Polanen regarding Company B, a U.S.-based oncology therapeutics company that was looking to pursue a business combination. On October 1, 2022, Deep Medicine and Company B mutually signed an NDA and began discussions regarding a potential business combination. On October 4, 2022 Mr. Polanen, Dr. Razmi and other members of the Deep Medicine team met with the management team of Company C by video conference, which made a presentation to Deep Medicine. The parties discussed the financial, accounting and other requirements applicable to U.S. public companies whose securities are listed on Nasdaq. On October 9, 2022, the Deep Medicine team received access to a virtual data room along with the valuation range that target Company B was expecting. On October 14, 2022, the Deep Medicine and Company B teams met by conference call with an investment bank regarding a possible PIPE for the transaction. On October 16, 2022, the proposed possible terms and conditions of a business combination were discussed. From October 2022 to January 2023, Deep Medicine continued further due diligence on the business and intellectual property of Company B and Deep Medicine engaged the services of an industry consultant and IP law firm to assist with the due diligence process. On October 21, 2022, during Deep Medicine’s business diligence, Deep Medicine retained the services of a valuation firm. On October 24, 2021, Company B’s CEO met with Deep Medicine director Dr. Razmi in New York and discussed various terms and conditions of a possible business combination. On December 8, 2022, Deep Medicine and Company B signed a letter of intent. From that date until the last week in January 2023, the due diligence and valuation analysis were performed and based upon the findings relating to intellectual property matters and resulting impact on the valuation, Deep Medicine and Company B were unable to reach an agreement. On January 27, 2023, Deep Medicine informed Company B that Deep Medicine had decided not to pursue a business combination with Company B.

Deep Medicine ultimately proceeded with a business combination with TruGolf instead of the other potential acquisition opportunities for a variety of reasons, including because (i) the potential counterparty pursued an alternative transaction or strategy, (ii) the potential counterparty did not meet the valuation expectations of Deep Medicine or (iii) Deep Medicine concluded that the opportunity was not as attractive as the TruGolf business combination opportunity.

Description of negotiation process with TruGolf

On January 2, 2023, following an introduction from a member of the Sponsor, Deep Medicine and TruGolf entered into an NDA regarding pursuing a business combination, which would result in TruGolf being listed on Nasdaq.

Over the next few months, Deep Medicine continued to be in contact with the TruGolf team, while concurrently exploring other potential business combination targets. During this period, the TruGolf management team provided company presentations and financial reports to Deep Medicine. On February 1, 2023, the Deep Medicine and TruGolf teams met by video conference to further discuss the prospects of a business combination and to learn more about the strategy and growth prospects of TruGolf’s business. This meeting was the formal kickoff of Deep Medicine’s due diligence and to lay the foundation for Deep Medicine’s site visit in Utah the following week.

On February 7, 2023, Mr. Polanen and Dr. Razmi met with the TruGolf management at the TruGolf headquarters in Salt Lake City, Utah. TruGolf’s team made a presentation to Mr. Polanen and Dr. Razmi, highlighting TruGolf’s mission statement and capabilities of TruGolf’s hardware and software products to innovate technology-based solutions and experiences in the rapidly growing market of indoor golf. The Deep Medicine and TruGolf teams also reviewed TruGolf’s business plan and financials. In addition to inspecting the TruGolf’s facility, the Deep Medicine team also engaged in the customer experience of the TruGolf concept and products. Finally, Deep Medicine visited a customer of TruGolf, an indoor golf facility in order to test the products and observe golfers engage with the products. The parties agreed to continue business and financial diligence to receive more feedback and inputs regarding TruGolf’s potential to become a public company.

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Following the site visit, Deep Medicine had several virtual meetings with representatives of TruGolf, including Mr. Chris Jones, TruGolf’s CEO, and Mr. Brenner Adams, TruGolf’s Chief Growth Officer, to discuss a potential business combination transaction, as well as discussions of TruGolf’s business strategy and capital requirements needed to support the company’s projected growth. On January 18, 2023, Deep Medicine engaged Stanton Park, a valuation analysis firm, for a fairness opinion.

In early January 2023, Deep Medicine submitted to TruGolf a non-binding letter of intent (the “Letter of Intent” or “LOI”) with key transaction terms, including a proposed $125 million pre-money enterprise valuation of TruGolf on a cash-free and debt-free basis, with TruGolf stockholders receiving shares of Deep Medicine Common Stock in the transaction (based on the price per share that of Deep Medicine would redeem its public stockholders). The Letter of Intent also provided for (i) no minimum cash condition, (ii) a new management performance plan at the Closing, pursuant to which the surviving company would issue after the Closing up to an additional number of shares equal to a to be determined percentage of the transaction consideration issued at the Closing to the post-business combination company’s management, (iii) the post-closing board of directors of New TruGolf being comprised of seven directors, consisting of two directors designated by Deep Medicine, two directors designated by TruGolf and three independent directors who would be mutually agreed upon, (iv) the significant stockholders of TruGolf, including key management personnel, subjecting their shares to a lock-up for a period substantially identical to the lock-up period applicable to the Sponsor with respect to its Founder Shares, (v) the significant stockholders of TruGolf each entering into a non-competition and non-solicitation agreement for a period of four years after the Closing, (vi) certain executives of TruGolf entering into mutually acceptable employment agreements with New TruGolf, and (vii) a binding 60-day exclusivity period only restricting TruGolf.

On January 13, 2023, TruGolf sent its comments to the LOI to Deep Medicine after discussion with its legal counsel, ArentFox Schiff LLP (“Arent Fox”), including, among others, (i) the Deep Medicine shares should be valued at $10 per share, as opposed to the redemption price, (ii) the transaction consideration should not be subject to purchase price adjustments for net debt, net working capital and unpaid transaction expenses, and (iii) a proposal for the 24 month post-closing survival of representations and warranties, indemnification for the breaches of the representations, warranties and covenants by TruGolf, and a 30% stock escrow to support such indemnification obligations were rejected, (iv) the limit on the proposed equity incentive plan should be 10%-12%, and not the 5% proposed by Deep Medicine.

On January 16, 2023, Deep Medicine responded with comments to the LOI, and in such revised LOI, Deep Medicine was willing to agree to (i) forgo post-closing indemnification and the related stock escrow, (ii) a board composed of seven members, three of which would independent and mutually agreed upon, a 10% equity incentive plan and an evergreen provision, and (iii) a $10 million minimum cash closing condition, determined after redemption but taking into account any financing proceeds.

Between January 16, 2023 and January 25, 2023, representatives of Deep Medicine and TruGolf continued to engage in discussions regarding the terms of the LOI and exchanged markups of the LOI reflecting their respective positions, including with respect to the purchase price adjustment, lock-up arrangement, non-compete arrangements and closing conditions. During the same period of time, representatives of Deep Medicine had a number of virtual conversations with the TruGolf board members to explain the value proposition of TruGolf listing on Nasdaq through a transaction with Deep Medicine.

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During this period of approximately four months, the Deep Medicine Board met virtually to further discuss the terms of a potential transaction with TruGolf and to receive an update from management and counsel on the status of the ongoing business and financial due diligence review of TruGolf, with attorneys from Ellenoff Grossman & Shole LLP, Deep Medicine’s legal counsel (“EGS”) in attendance for some of these meetings. As part of these discussions, the Deep Medicine Board discussed with EGS potential conflicts of interest of Deep Medicine’s directors and officers, including, among others, with respect to relationships between directors of Deep Medicine, on the one hand, and TruGolf, on the other hand. Management of Deep Medicine then provided an overview of valuation and preliminary business and financial due diligence findings to date, and a discussion ensued during which members of the Deep Medicine Board asked various questions regarding such preliminary diligence findings and diligence focus areas, which were answered. The Deep Medicine Board also discussed transaction timeline and the status of key transaction workstreams, including with respect to the PIPE financing process. Pursuant to the Existing Charter, and as provided in the Deep Medicine IPO prospectus, Deep Medicine is only required to obtain an opinion from an independent investment banking firm or another independent entity that commonly renders valuation opinions that such an initial business combination is fair to Deep Medicine from a financial point of view if Deep Medicine would seek to complete an initial business combination with a business combination target that is affiliated with the Sponsor, or Deep Medicine’s directors or officers. No prior conflicts or affiliate relationship existed between members of the Deep Medicine Board and management, on the one hand, and TruGolf, on the other hand. As such, an opinion was not required under the Existing Charter. However, to (i) inform themselves with respect to all material information reasonably available to them and (ii) act with appropriate care in considering the Business Combination, the Deep Medicine Board discussed the retention of a reputable independent financial advisor to provide valuation analyses as well as an opinion regarding the fairness, from a financial point of view, of the consideration to be paid by Deep Medicine in connection with a business combination with TruGolf. Following discussion, including with respect to the identity of potential independent financial advisors, the Deep Medicine Board discussed and approved Deep Medicine’s management’s exploration of an engagement of Stanton Park with respect to such opinion. Following the meeting of the full Deep Medicine Board, the Audit Committee of the Deep Medicine Board met virtually, with EGS in attendance, to discuss in further detail the potential engagement of Stanton Park, and the economic and other terms thereof.

In January 2023, at the Deep Medicine Board’s request, representatives of Deep Medicine’s management engaged in discussions with representatives of Stanton Park regarding the potential engagement of Stanton Park. Following such discussions, members of the Deep Medicine Board held a telephonic meeting with representatives of Stanton Park to discuss Stanton Park’s qualifications to serve as independent financial advisor and the terms of Stanton Park’s potential engagement. Following this and subsequent discussions, on January 18, 2023, Deep Medicine engaged Stanton Park to act as independent financial advisor. For more information about Stanton Park’s opinion, please see the section of this proxy statement/prospectus titled “Proposal No. 2: The Business Combination Proposal — Opinion of Stanton Park, the Deep Medicine Board’s Financial Advisor”.

On January 25, 2023, Deep Medicine and TruGolf executed a non-binding LOI. Deep Medicine and TruGolf executed the LOI, with the following key terms (i) the parties agreed on a pre-money enterprise value of TruGolf of $125 million, (ii) a lock-up substantially identical to the lock-up applicable to the shares held by the Sponsor (iii) a two-year non-competition period for the founding shareholders of TruGolf, (iv) a $10 million minimum cash condition, and (v) mutual binding exclusivity for 60 days after the date of the LOI.

Following the entry into the LOI, and consistent with the exclusivity obligations on Deep Medicine set forth therein, Deep Medicine promptly terminated discussions with all parties with whom Deep Medicine had been engaged in preliminary transaction discussions.

Beginning on January 27, 2023, TruGolf gave Deep Medicine and its advisors access to a virtual data room and began providing business and financial due diligence materials to Deep Medicine and its advisors in connection with Deep Medicine’s evaluation of a potential business combination transaction, including a financial model prepared by TruGolf’s management (the “TruGolf Financial Model”).

Commencing in February 2023, I-Bankers engaged in discussions with prospective investors about their interest in participating in a financing related to the Business Combination. Such, which we generally refer to as a “PIPE”, may include the issuance of equity, debt or other structured securities. Among the terms discussed with prospective PIPE investors were the valuation of TruGolf, the structure and certain terms of the proposed Business Combination, and the treatment of Founder Shares in connection with the proposed Business Combination. As a result of these discussions, taking into account feedback from prospective PIPE investors and market conditions in late February 2022, including the trading prices and valuations of TruGolf’s public comparable companies and the downward revisions to those valuations from January 2022, Deep Medicine and TruGolf agreed that the pre-money valuation of the deal, subject to and in accordance with the terms of the Merger Agreement, would be $80 million and minimum cash closing condition of the transaction would be $10 million.

On February 13, 2023, EGS distributed an initial draft of the Merger Agreement to Arent Fox.

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On February 22, 2023 , Arent Fox sent a revised draft of the Merger Agreement to EGS that included proposed changes to the Merger Agreement, including among others, (i) the removal of the requirement for a post-closing true-up of the purchase price adjustments, (ii) the addition of a requirement that the Sponsor provide a sponsor support agreement, whereby the Sponsor would agree to, among other things, vote in favor of the business combination and not transfer its securities during the interim period between signing and closing and (iii) the addition of a dual class super voting structure, if approved by the independent directors of TruGolf and the TruGolf stockholders. On March 3, 2023, EGS sent a revised draft of the Merger Agreement to Arent Fox that included changes including (i) the re-insertion of post-closing price adjustments, (ii) the addition of a requirement for TruGolf to deliver audited financial statements within 30 days after the date of the Merger Agreement, and (iii) the addition of a termination fee provision. Between March 3, 2023 and March 27, 2023, the parties negotiated various business terms including the earnout provisions, the termination fee, the final composition of the board of directors, the criteria for determining the minimum cash condition, and the inclusion of high voting stock, if acceptable to Nasdaq and approved by the independent directors and the stockholders of TruGolf.

Over the course of the next four weeks, representatives of Deep Medicine and TruGolf held several discussions regarding the terms of a potential business combination transaction, including (i) the consideration to be received by existing TruGolf equity holders, (ii) the size of an anticipated financing and expected participation of certain third-party investors in the financing, (iii) terms of a post-closing TruGolf management incentive equity plan, as well as equity grants to the TruGolf founders in connection with the potential transaction, (iv) post-closing governance rights, including board composition, (v) minimum cash required at closing, (vi) lock-up provisions for the Sponsor and TruGolf’s existing equity holders, and (vii) potential exclusivity following entrance by the parties into a letter of intent. The parties also discussed the scope and process for Deep Medicine’s due diligence review of TruGolf in connection with its evaluation of the potential transaction, as well as the overall timeline and process with respect to a potential transaction.

Over the course of the following weeks, Deep Medicine’s advisors, continued to conduct diligence regarding TruGolf’s business, including TruGolf’s overall addressable market, the commercial viability of TruGolf’s business plan and certain revenue, operating and cost variables underlying the TruGolf Financial Model. On February 22, 2023 Deep Medicine entered into a consulting agreement with former golf tour professional and indoor golf entrepreneur, who is knowledgeable about the technology-enabled indoor golf products of TruGolf and its competitors, to perform product diligence, competitive analysis and hands on evaluation of the TruGolf products and indoor golf/simulator market. On March 2, 2023, Mr. Young conducted a site visit of TruGolf’s operations, engaged in product reviews and market presentations with TruGolf management. Mr. Young also engaged in extensive demonstrations of and hands on trials of current and in development software and hardware golf simulation offerings. On March 3, 2023, Mr. Young provided a report of his findings to the Deep Medicine Board.

In early March 2023, the Deep Medicine team held telephonic conversations with multiple investment banks to potentially be engaged as Deep Medicine’s capital markets advisor and PIPE placement agent. On March 2, 2023, the Deep Medicine team held a dry-run call with representatives from I-I-Bankers to discuss the forecasting methodology and monetization strategy used to build the TruGolf Financial Model, and capital requirements needed to support TruGolf’s projected growth. The discussion focused around TruGolf’s five-year forecast, including growth assumptions. The composition of the post-closing board of directors, timing for TruGolf to obtain the PCAOB audits, and general due diligence questions, stemming from a review of the virtual data room by representatives of Deep Medicine, were also discussed. I-Bankers then agreed to assist Deep Medicine as its capital market advisor for TruGolf’s transaction with Deep Medicine, with the expectation to raise approximately $10 million dollars in a PIPE or de-SPAC financing.

On March 4, 2023, EGS sent initial drafts of the voting agreement and lockup agreement to Arent Fox, and on March 15, 2023, EGS circulated a draft of the non-competition agreement. Arent Fox prepared an initial draft of the sponsor support agreement and sent it to EGS on March 17, 2023. Between March 4 and March 24, 2023, the parties negotiated and finalized the terms of the various ancillary documents.

Stanton Park delivered its written report, dated as of March 31, 2023, to the Deep Medicine Board which stated that in its opinion, the merger consideration to be paid to the stockholders of TruGolf pursuant to the proposed Business Combination was fair to the stockholders of Deep Medicine from a financial point of view.

On March 24, 2023, the Deep Medicine Board held a meeting to consider the approval of the Business Combination. At the meeting, EGS summarized the material terms of the Merger Agreement (which was substantially complete at that time) and the ancillary documents and provided its due diligence findings. At the conclusion of the meeting, the Deep Medicine Board unanimously approved the execution of the Merger Agreement and the consummation of the business combination with TruGolf and adopted final resolutions to that effect.

On March 31, 2023, Deep Medicine entered into the Initial Merger Agreement with Merger Sub, the Purchaser Representative, the Seller Representative and TruGolf.

During the month of May, Deep Medicine and TruGolf had several calls and emails to discuss the tax and market impact of issuing the Earnout Shares if and when earned, compared to issuing all such shares as the Closing and subjecting them to forfeiture.

On July 19, 2023, the board of Deep Medicine approved an amendment to the Initial Merger Agreement to provide, among other things, (i) that the Initial Merger Agreement would be amended and restated to provide that the Earnout Shares would only be issued when earned, (ii) any outstanding stock options of TruGolf would be assumed by the New TruGolf and (iii) the Purchaser Share Price used to determine the number of shares to issue to the TruGolf Stockholders would be $10 per share, rather than the Redemption Price.

On July 21, 2023, TruGolf, the Company and the other parties to the Amended and Restated Merger Agreement.

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The Deep Medicine Board’s Recommendation and Reasons for the Approval of the Business Combination

The Deep Medicine Board, in evaluating the Business Combination, consulted with Deep Medicine’s management and its financial, legal and other advisors. In reaching its unanimous resolution (i) that it was fair to and in the best interests of Deep Medicine and its stockholders, and that it was advisable, to enter into the Merger Agreement and the Ancillary Documents to which Deep Medicine is or will be a party and to consummate the transactions contemplated thereby (including the Mergers), (ii) to adopt and approve the execution, delivery and performance by Deep Medicine of the Merger Agreement, the Ancillary Documents to which Deep Medicine is or will be a party and the transactions contemplated thereby (including the Mergers), (iii) to recommend that the Deep Medicine stockholders entitled to vote thereon vote in favor of each of the proposals, including the Business Combination Proposal, and (iv) to direct that each proposal, including the Business Combination Proposal, be submitted to the Deep Medicine stockholders for approval, the Deep Medicine Board considered a range of factors, including, but not limited to, the factors discussed below. In light of the number and wide variety of factors considered in connection with its evaluation of the Business Combination, the Deep Medicine Board did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors that it considered in reaching its determination and supporting its decision. The Deep Medicine Board viewed its decision as being based on all of the information available and the factors presented to and considered by it. In addition, individual directors may have given different weight to different factors. This explanation of the Deep Medicine Board’s reasons for the Business Combination and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Cautionary Note Regarding Forward-Looking Statements.”

The Deep Medicine Board considered a number of factors pertaining to TruGolf and the Business Combination as generally supporting its decision to enter into the Merger Agreement and the transactions contemplated thereby, including, but not limited to, the following material factors:

●	Growth Prospects. TruGolf is one of the leading indoor/simulation golf hardware and software providers, which the Deep Medicine Board believes is an attractive industry with strong growth prospects, particularly as use-cases and new applications continue to grow with data analytics and SaaS business models becoming increasingly attractive to customers, whether golf enthusiasts or beginners.

●	Strategic and Commercial Agreements. TruGolf has strong visibility of growth coming from existing customers as well as an established pipeline of strong retail customers and channel partners (resellers) to support new growth.

●	Transaction Proceeds. The Deep Medicine Board considered the fact that (i) the Business Combination is expected to provide up to $9 million of gross proceeds to TruGolf stockholders, assuming there are no redemptions by Deep Medicine’s public stockholders and (ii) such proceeds are expected to provide sufficient funding required for TruGolf’s continuing development through its growth phase and becoming earnings before interest, taxes, depreciation and amortization (“EBITDA”) positive in the next few years.

●	Customer Solution. TruGolf has developed a full suite of hardware products and software platform offerings that customers can use to improve their golf game and derive actionable intelligence from unique data points on their technique. This allows customers to optimize both for improving their scores and increasing their enjoyment of indoor golf

●	Due Diligence. Prior to entering into the Merger Agreement, the Deep Medicine Board reviewed and discussed in detail the results of the due diligence examination of TruGolf conducted by Deep Medicine’s management team and Deep Medicine’s financial and legal advisors, which included a substantial number of virtual and in-person meetings among the management team and advisors of TruGolf regarding TruGolf’s business and business plan, operations, prospects and forecasts (including the assumptions and key variables underlying the TruGolf Financial Model (as defined below)), valuation analyses with respect to the Business Combination, review of significant contracts, customer reference calls, management interviews and reviewed other material matters, as well as general financial, technical, legal, regulatory and accounting due diligence.

●	Financial Condition. Prior to entering into the Merger Agreement, the Deep Medicine Board reviewed factors such as TruGolf’s historical financial results, outlook and business and financial plans, as well as the financial profiles of publicly traded companies in the golf and gaming technology industry, and certain relevant publicly available information with respect to companies that had raised private placements from venture capital and private equity funds in transactions similar to the Business Combination. In reviewing these factors, the Deep Medicine Board believed that TruGolf was well-positioned in its industry for strong potential future growth.

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●	Software Product. TruGolf has very high-quality software that already has a large market in the industry and is not only being commercialized directly to end customers, but also, many of the other companies in that are hardware producers in the virtual golf market use TruGolf software inside their hardware. This provides TruGolf with a unique position in the market and strong pricing power.

●	Fairness Opinion. The opinion of Stanton Park Advisors, dated March 31, 2023, to the Deep Medicine Board to the effect that, as of that date and qualified by the assumptions, qualifications and limiting conditions therein, the consideration to be paid by Deep Medicine in the Business Combination is fair, from a financial point of view, to Deep Medicine, as opposed to only those stockholders unaffiliated with the Sponsor or its affiliates, as more fully described below in the section of this proxy statement/prospectus entitled “Proposal No. 2: The Business Combination Proposal — Opinion of Stanton Park, the Deep Medicine Board’s Financial Advisor.”

●	Reasonableness of Consideration. Following a review of the financial data provided to Deep Medicine, including the TruGolf Financial Model, and the due diligence of TruGolf’s business conducted by Deep Medicine’s management and Deep Medicine’s advisors, and taking into account the opinion received from Stanton Park regarding the fairness of the consideration to be paid by Deep Medicine in the Business Combination, the Deep Medicine Board determined that the aggregate consideration to be paid in the Business Combination was fair to Deep Medicine.

●	Substantial Post-Closing Economic Interest in New TruGolf. If the Business Combination is consummated, Deep Medicine stockholders (other than Deep Medicine stockholders that sought redemption of their Deep Medicine Class A Shares) would have a substantial economic interest in New TruGolf, and as a result would have a continuing opportunity to benefit from the success of New TruGolf following the consummation of the Business Combination.

●	Management Team. The Deep Medicine Board believes that TruGolf has a strong management team, bolstered by strong senior leadership executives. Additionally, the senior management of TruGolf, led by TruGolf’s Chief Executive Officer [and co-founders], intends to remain with New TruGolf in the capacity of officers and/or directors, which is expected to provide important continuity in advancing TruGolf’s strategic and growth goals.

●	Lock-Up. TruGolf’s Chief Executive Officer, management and certain other significant equity holders of TruGolf have agreed to be subject to lock-up restrictions of six months in respect of their Deep Medicine Class A Shares and Deep Medicine Class B Shares received in the Business Combination (subject to certain customary exceptions).

●	Support of Key Equity holders. The Deep Medicine Board considered the fact that key TruGolf equity holders representing approximately 78.5% of the then-issued and outstanding equity of TruGolf (on a fully diluted basis) delivered TruGolf Stockholder Support Agreements, demonstrating such TruGolf equity holders’ support of the Business Combination. See the section of this proxy statement/prospectus entitled “— Related Agreements — TruGolf Stockholder Voting and Support Agreements” for additional information.

●	Other Alternatives. Deep Medicine completed its IPO in October 2021 with the objective of consummating an attractive business combination. Since that time, as more fully described in “Proposal No. 2: The Business Combination Proposal — Background of the Business Combination,” Deep Medicine has evaluated numerous opportunities for a potential business combination. The Deep Medicine Board believes, based on the terms of the Business Combination, its review of TruGolf’s business and the financial data provided to Deep Medicine, including the TruGolf Financial Model, and the due diligence of TruGolf conducted by Deep Medicine’s management and Deep Medicine’s advisors, that a business combination with TruGolf would create the best available opportunity to maximize value for Deep Medicine’s stockholders.

●	Negotiated Transaction. The Deep Medicine Board reviewed and considered the financial and other terms of the Merger Agreement and the fact that such terms and conditions were the product of arm’s length negotiations between Deep Medicine and TruGolf.

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The Deep Medicine Board also considered a variety of uncertainties and risks and other potentially negative factors related to TruGolf’s business and prospects and related to the Business Combination including, but not limited to, the following:

●	Macroeconomic Risks. The risk that the future financial performance of TruGolf may not meet the Deep Medicine Board’s expectations due to factors outside of TruGolf’s control, including, for example, TruGolf’s ability to win new enterprise accounts, upsell subscriptions and address any unforeseen economic cycles or other macroeconomic factors.

●	Business Risks. Business risks, including, for example, that TruGolf is an early stage company with a history of losses and expects significant losses for the foreseeable future; TruGolf may not be able to obtain new revenue as it is contingent on new software products and hardware devices attracting new customers and converting existing customers through TruGolf’s sales and marketing pipeline; and TruGolf’s net revenue retention results may fluctuate as dictated by its channel partners and customers .

●	Industry Risks. The Deep Medicine Board considered the uncertainty pertaining to (a) a relatively nascent and yet to be proven industry that may not fully recognize its growth potential; (b) TruGolf’s ability to sell and market its indoor golf visualization products for capturing player data and improve player performance over alternative methods and (c) TruGolf’s ability to compete effectively against larger and better capitalized competitors.

●	Redemption Risk. The potential that a significant number of Deep Medicine stockholders elect to redeem their Public Shares in connection with the consummation of the Business Combination and pursuant to the Existing Charter, which would reduce the gross proceeds to New TruGolf from the Business Combination, which could hinder the parties ability to consummate the Business Combination and, if consummated, New TruGolf’s ability to continue its development.

●	Stockholder Vote. The risk that Deep Medicine’s or TruGolf’s stockholders may fail to provide the respective votes necessary to effect the Business Combination.

●	Closing Conditions. The fact that the completion of the Business Combination is conditioned on the satisfaction of certain closing conditions, some of which are not within Deep Medicine’s control.

●	Transaction Litigation. The possibility of litigation challenging the Business Combination or that an adverse judgment granting injunctive relief could delay or prevent consummation of the Business Combination.

●	Listing Risks. The challenges associated with preparing TruGolf, a privately held entity, for the applicable disclosure, controls and listing requirements to which New TruGolf will be subject as a publicly traded company on Nasdaq.

●	Potential Benefits May Not Be Achieved. The risks that the potential benefits of the Business Combination may not be fully achieved or may not be achieved within the expected timeframe.

●	Liquidation of Deep Medicine. The risks and costs to Deep Medicine if the Business Combination is not completed, including the risk of diverting management focus and resources from other business combination opportunities, which could result in Deep Medicine being unable to effect a business combination by July 29, 2023 (unless extended by Deep Medicine’s stockholders) and the liquidation of Deep Medicine.

●	Deep Medicine Stockholders Receiving a Minority Position in New TruGolf. The fact that current Deep Medicine stockholders will hold a minority position in New TruGolf.

●	Fees and Expenses. The fees and expenses of Deep Medicine associated with the Business Combination, some of which would be payable regardless of whether the Business Combination is ultimately consummated.

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In addition to considering the factors described above, the Deep Medicine Board also considered other factors including, without limitation:

●	Interests of Certain Persons. The Sponsor, the members of the Deep Medicine Board and executive officers of Deep Medicine have interests in the Business Combination Proposal, the other proposals described in this proxy statement/prospectus and the Business Combination that are different from, or in addition to, those of Deep Medicine stockholders generally (see the section of this proxy statement/prospectus entitled “Proposal No. 2 — The Business Combination Proposal — Interests of Certain Persons in the Business Combination”). Deep Medicine’s directors reviewed and considered these interests during the negotiation of the Business Combination and in evaluating and unanimously approving, as members of the Deep Medicine Board, the Merger Agreement and the transactions contemplated therein, including the Mergers.

●	Other Risks. The various risks associated with the Business Combination, the business of TruGolf, and the business of Deep Medicine, as described in the section of this proxy statement/prospectus entitled “Risk Factors”.

Satisfaction of 80% Test

It is a requirement under Deep Medicine’s Existing Charter, that the business (or businesses) acquired by Deep Medicine in its initial business combination have an aggregate fair market value equal to at least 80% of the assets held in the Trust Account at the time of the execution of a definitive agreement for such initial business combination (excluding any deferred underwriting commissions and taxes payable on the interest earned on the Trust Account).

As of March 31, 2023, the date of execution of the Merger Agreement, the amount in the Trust Account were equal to approximately $128 million. Based on the financial analysis of Deep Medicine generally used by Deep Medicine management in evaluating the TruGolf business and provided to the Deep Medicine Board in connection with the Business Combination, as well as the enterprise value of approximately $125 million for the TruGolf business implied by the terms of the Merger Agreement, which amount was negotiated on an arms’-length basis and agreed to after taking into consideration various factors, including certain unaudited prospective financial information for TruGolf and discussions with TruGolf management regarding the future growth and outlook for the business, the Deep Medicine Board determined that the 80% valuation requirement was met. The Deep Medicine Board believes that it was qualified to make this determination because of the financial skills and background of its directors.

Certain Unaudited Projected Financial Information

In connection with Deep Medicine’s due diligence and consideration of the potential business combination with TruGolf, TruGolf’s management provided Deep Medicine with TruGolf’s historical financial performance and a three-year forecast including the assumptions around a customer-cohort revenue build-up model, which assumed no growth from new acquisitions (the “financial projections”). Deep Medicine provided copies of such financial projections, prepared by TruGolf management, to Stanton Park, who was authorized and directed by Deep Medicine to use such financial projections for purposes of its financial analyses and opinion. The financial projections should not be viewed as public guidance. The financial projections were not prepared with a view toward public disclosure, or complying with the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information, but, in the view of TruGolf’s management, were prepared on a reasonable basis, reflecting the best currently available estimates and judgments, and present, to the best knowledge and belief of TruGolf’s management, the expected course of action and revenues that TruGolf anticipates generating, assuming the assumptions incorporated in the financial projections are themselves realized. TruGolf’s management believes the assumptions included in the financial projections to be reasonable, based on currently available information and professional judgement and experience, which are inherently uncertain and difficult to predict and many of which are beyond TruGolf’s control. TruGolf’s management determined three years to be a reasonable period to forecast estimated revenues because TruGolf’s management believes that three years may be a reasonable period of time for TruGolf’s product and service offerings to be well-developed and integrated into the market and for TruGolf to have established brand recognition among potential customers. The financial projections should not be viewed as public guidance and you are cautioned not to place undue reliance on the financial projections.

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The financial projections are not included in this proxy statement/prospectus in order to induce any Deep Medicine stockholders to vote in favor of any of the proposals at the Special Meeting. The assumptions incorporated in the financial projections are not based on TruGolf’s historical financial performance, but rather on the projections and estimates of TruGolf’s management derived from management experience and industry information, including information applicable to established data intelligence companies, which are not representative of TruGolf or TruGolf’s expected business upon consummation of the Business Combination and may not be representative of TruGolf’s future plans or performance. The financial projections were developed in good faith by TruGolf’s management team based on their reasonable best estimates and taking into account the following material estimates and hypothetical assumptions:

●	the release of new hardware product, which was forecasted to help TruGolf achieve a 54% revenue increase over 2021;

●	revenue increase of 30% over 2021 of software licensing, with the addition of 3 new hardware partners; and

●	expenses growth of 61% growth over 2021, as TruGolf invests to support the added revenue from new channels and products. The largest increases in cost were in staffing (increase of 50%) and marketing (increase of 400%).

The inclusion of financial projections in this proxy statement/prospectus should not be regarded as an indication that Deep Medicine, the Deep Medicine Board, or their respective affiliates, advisors or other representatives considered, or now considers, the financial projections necessarily to be predictive of actual future results or to support or fail to support your decision whether to vote for or against the proposed Business Combination. Neither Deep Medicine, TruGolf nor any of their respective affiliates intends to, and, except to the extent required by applicable law, each of them expressly disclaims any obligation to, update, revise or correct the financial projections to reflect circumstances existing or arising after the date such financial projections were generated or to reflect the occurrence of future events, even if any or all of the assumptions underlying the financial projections are shown to be in error or any of the financial projections otherwise would not be realized. We will not refer back to the financial projections in our future periodic reports filed under the Exchange Act.

The financial projections are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. The financial projections assume there is no change in the macro-economic environment leading to any recessionary conditions or revised budgetary allocations by their customers. Any such change will impact TruGolf’s ability to continue growing its existing customer base. Due to the constantly changing regulatory environment, particularly around data privacy, the cost of acquiring data and servicing clients might increase thereby reducing the projected gross margins. Neither Deep Medicine’s management, TruGolf’s management, nor any of their respective representatives has made or makes any representations to any person regarding the ultimate performance of TruGolf relative to the financial projections. The financial projections are forward looking statements that are inherently subject to significant uncertainties and contingencies, many of which are beyond TruGolf’s control. The various risks and uncertainties include those set forth in the “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of TruGolf” and “Cautionary Note Regarding Forward-Looking Statements” sections of this proxy statement/prospectus, respectively, and risks and uncertainties inherent in the assumptions further described below. As a result, there can be no assurance that the projected results will be realized or that actual results will not be significantly higher or lower than projected. None of TruGolf’s independent registered public accounting firm, Deep Medicine’s independent registered accounting firm or any other independent accountants, have compiled, examined or performed any procedures with respect to the financial projections included below, nor have they expressed any opinion or any other form of assurance on such information or their achievability. None of CohnReznick LLP, Daszkal Bolton LLP, MaloneBailey, LLP or any other independent accountant has compiled, reviewed, examined or performed any other assurance procedures, or expressed any form of assurance with respect to the prospective financial information (“projections”) included in this Registration Statement and Proxy Statement. The reports of CohnReznick LLP, Daszkal Bolton and MaloneBailey, LLP included in this Registration Statement relate to TruGolf’s historical audited financial statements for 2022 and 2021 and Deep Medicine’s historical audited financial statements, respectively, and do not extend to the unaudited prospective financial information and should not be read to do so. Nonetheless, the financial projections described below are included in this proxy statement/prospectus because they were made available to Deep Medicine and the Deep Medicine Board in connection with their review of the Merger Agreement and related transactions. The financial projections were provided to Deep Medicine only for use as a component in its overall evaluation of TruGolf and should not be viewed as public guidance. Furthermore, the financial projections do not take into account any circumstances or events occurring after the date on which the financial projections were reviewed by Deep Medicine’s management. Since the financial projections cover multiple years, such information by its nature becomes less reliable with each successive year.

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The table below illustrates the key elements of the financial projections that TruGolf’s management provided to Deep Medicine.

in $ millions	2023E	2024E	2025E
Revenues(1)
Simulator Hardware Revenues(2)	13.9	19.1	28.7
Simulator Software Revenues(3)	5.9	8.2	12.3
Partner Software Revenues	11.2	14.6	19.1
Other(4)	.4	.6	1
Total Revenues	31.4	42.5	60.1

(1)	Projected revenues include the following assumptions, as further described below, in addition to the other assumptions reflected in the narrative below: While simulator revenues in the past have been consolidated to include both hardware and software, as of the financials for the year ended December 31, 2022, these 2 categories of revenue have been separated, making three primary categories of revenue: (1) Simulator Hardware Revenues; (2) Simulator Software Revenues; and (3) Partner Software Revenues. There are smaller hardware categories such as MultiSport and Mini Simulator that are included in Simulator Hardware Revenues.

(2)	Assumes TruGolf continues its target growth rate in Simulator Hardware and Software of between 30% and 50% based on an increase in direct marketing efforts focused on Simulator sales initially of 300% and then moving to 30% and 17%.

(3)	Assumes Simulator Software Revenues sales grows at nearly the same rate, with some declining rates based on downward pricing pressure, as TruGolf transitions from its current E6 CONNECT product to the new E6 APEX product, which may cause a transition from a majority of the revenue up front with a perpetual license to an annual recurring subscription.

(4)	This Other section includes revenue such as customer paid shipping and potential upgrades of old launch monitor hardware that will be sunsetting over the next 3 years.

TruGolf’s revenue projections take into account three principal revenue streams; Simulator Hardware Revenues, Simulator Software Revenues, and Partner Software Revenues. While TruGolf’s financial projects are not in line with its historical operating trends, TruGolf’s management believes its forecasts are appropriate in light of the fact that TruGolf has begun to commercialize its newest product offering, Apogee, and Apogee will be transitioning out of limited availability, which currently requires a marked ball for the highest level of accuracy, to mass availability with no special ball by the end of 2023. This new device will enable much easier install, calibration and user operation, which serve as the basis for its estimated growth.

Simulator Hardware Revenues. The combination of the new Apogee launch monitor, and a new 14’ wide Panoramic simulator bay frame, along with simplified flooring, quieter screens, and improved PCs and Projectors will allow TruGolf to be much more competitive in the simulator space. Ranging in price from $15,000 to $100,000, with the addition of new cutting edge offerings including Apogee Video Analysis hardware and software, Multisport Arcade games, 4K visual quality, and surround sound audio. It is worth noting that in years past TruGolf has invested less than 2% of sales on marketing, and following the Business Combination, TruGolf plans on be targeting 15-20% of sales on marketing to drive market share increase primarily through direct marketing, but also investing in its 5 top reseller partners to help drive market penetration.

Simulator Software Revenues. In addition to the innovative Apogee product launch, TruGolf will be releasing a new version of its cross platform software suite knows as E6 CONNECT. The current product is playable on around 95% of all simulators and launch monitors across the industry and is playable on both PC and iOS. The new version will be called E6 APEX and was presented at the PGA Show in January 2023. This newly designed and developed platform transitions E6’s legacy of photo realistic courses to dynamic broadcast quality game play, and has been designed to be easier to purchase, install, launch, and start swinging. This new version will be available for free in a beta phase for much of calendar year 2023.

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Partner Software Revenues. As mentioned above, E6 CONNECT is sold with or by 95% of our hardware partners, who also compete with us, which we call ‘co-opetition’. All sales related to its Business Development efforts land in this category. New partners for this year that are driving the growth in this category include; GolfTec (who acquired our partner SkyTrac), Voice Caddie (a public company from Korea that has started with licenses of E6 in the US, and are planning to expand this to 1600 screens in Korea), Rapsodo (that doubled their initial order of licenses in the first 90 days of launch), and Golfzon (another public company from Korea which we plan on making live in the 2nd half of 2023).

Future Product Offerings. Across all 3 categories of revenues TruGolf is investing to roll out new and improved solutions to realize our vision of making “Golf, Easy.” The introduction of these offerings are built into the projections above, however with smaller than 5% net affect from all of them combined as the timing and adoption rates are unknown.

Franchise. TruGolf will be rolling out a global franchise strategy in the second half of 2023, and anticipates a conservative rollout of 2-3 locations in 2023, 5-10 in 2024, and 10-20 in 2025. The impact to revenues includes the sales of hardware and software licensing to those franchisees. However any revenues from franchise locations has not been factored in, as TruGolf’s official Franchise Disclosure Document (FDD) filing has not been completed as of the date of this proxy statement.

Virtual Golf Association. TruGolf has been testing the waters of online tournament play for 2 years now, and will leverage the new hardware and software offerings along with new franchise locations to further develop online cooperative and competitive gameplay to drive great value into all 3 offerings. Part of this includes a new VGA Portal that takes the nearly 1,000,000 swings a day we collect during the indoor season and applies the Business Intelligence engine of Domo (a public company integrating and displaying data for most of the largest companies in the world) to that historical data, to newly gathered data, and to new sets of data coming from E6 APEX. This also allows users to view dashboards to compare and contrast their performance with friends, neighbors, country club members, franchise members and more categories, in an effort to increase engagement with all products. We anticipate that this new VGA Portal will be free in Beta for 2023 and start to generate revenue in 2024.

Apogee Video Analysis. TruGolf has partnered with one of the pioneers of video analysis, JCVideo. In the signed agreement between, TruGolf will white label both hardware and software solutions from JCVideo to enhance both the data capture and display provided by the Apogee hardware, and E6 APEX, and to provide video from both behind and facing each golfer. This solution will be bundled in with higher price point simulators, and offered as an add on to any simulator, including to previously sold units.

In general, projected revenues take into account and are premised on a variety of scenarios, as well as assumptions regarding competition, general business, supply chain, economic, market and financial conditions and matters specific to TruGolf, all of which are difficult to predict and many of which are beyond the control of TruGolf and Deep Medicine. Industry information on which certain assumptions and certain of the information available to the TruGolf management is based is, in large part, derived from or primarily reflective of off-course golf industry participants such as national or international hardware and software competitors and [co-opetition] with large, well-established brands and customer bases. Such information may or may not be applicable to TruGolf upon commercialization of its products and offerings, as it may take time for TruGolf to establish and maintain a competitive position within the markets in which TruGolf expects to offer products and services. Changes in the golf off-course and on-course sectors may affect TruGolf’s ability to remain profitable or to sustain profitability at a level required for TruGolf to compete with other companies involved in the same business sectors as TruGolf’s business.

Comparable Company Considerations

In considering the valuation of TruGolf, the Deep Medicine Board reviewed a list of publicly traded companies in the video gaming consoles and golf technology software and companies with similar financial profiles prepared by I-Bankers The Deep Medicine Board concluded that, although in the golf and leisure categories, the companies on the list provided by I-Bankers were not relevant because they focused IT consulting, advertising, golf club, shoe and bag manufacturers and not golf technology and none of the selected companies had characteristics completely identical to TruGolf. The Deep Medicine Board also reviewed the fairness opinion prepared by Stanton Park (an independent third party valuation advisory firm) that conducted an extensive valuation analysis based on both discounted cash flow analysis and relative valuation analysis.. The discounted future enterprise value methodology was also considered appropriate by Deep Medicine management and the Deep Medicine Board based on its professional judgment and expertise since TruGolf’s new products and technologies are forecasted to experience generate significant cash flows in future periods which can best be captured through evaluating the terminal value of the business.

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Opinion of Stanton Park, the Deep Medicine Board’s Financial Advisor

Stanton Park was retained by Deep Medicine to provide its opinion as to the fairness, from a financial point of view, to the shareholders of Deep Medicine regarding the Business Combination. On March 31, 2023, Stanton Park delivered its opinion to Deep Medicine’s board of directors, to the effect that, based on financial, business and operating information available to it as of December 31, 2022, the total consideration to be paid by Deep Medicine in the Business Combination is fair to the Deep Medicine stockholders from a financial perspective.

The summary of the opinion in this proxy statement /prospectus is qualified in its entirety by reference to the full text of the written opinion, which is included as Annex F to this proxy statement/prospectus and sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Stanton Park in preparing its opinion. However, neither Stanton Park’s written opinion nor the summary of its opinion and the related analyses set forth in this proxy statement/prospectus are intended to be, and do not constitute, advice or a recommendation to any stockholder as to how such stockholder should act or vote with respect to any matter relating to the proposed Business Combination or otherwise, including, without limitation, whether any such stockholder should redeem its shares or any party should participate in any PIPE Investment.

The opinion was addressed to the Deep Medicine Board for the use and benefit of the members of the Deep Medicine Board (in their capacities as such) in connection with its evaluation of the Business Combination. Stanton Park’s opinion was just one of the several factors the Deep Medicine Board took into account in making its determination to approve the Business Combination, including those described elsewhere in this proxy statement/prospectus.

Stanton Park’s opinion only addressed whether, as of the date of the opinion, the Business Combination in the aggregate pursuant to the Merger Agreement was fair, from a financial point of view, to Deep Medicine. It did not address any other terms, aspects, or implications of the Business Combination, the Merger Agreement or any related or other transaction or agreement, including, without limitation, (i) other than assuming the consummation thereof, the Private Placement; (ii) the TruGolf Voting and Support Agreement and the Lock-Up Agreements, (iii) any term or aspect of the Business Combination that is not susceptible to financial analysis, (iv) the fairness of the Business Combination, or all or any portion of the Merger Consideration, to any security holders of Deep Medicine, TruGolf or any other person or any creditors or other constituencies of Deep Medicine, TruGolf or any other person, (v) the appropriate capital structure of Deep Medicine or TruGolf or whether Deep Medicine should be issuing debt or equity securities or a combination of both in the Business Combination, (vi) any capital raising or financing transaction contemplated by Deep Medicine, including, without limitation, any PIPE Investment, nor (vi) the fairness of the amount or nature, or any other aspect, of any compensation or consideration payable to or received by any officers, directors, or employees of any parties to the Business Combination, or any class of such persons, relative to the Merger Consideration, or otherwise. Stanton Park did not express any opinion as to what the value of shares of Deep Medicine Common Stock or any other security of Deep Medicine actually will be when issued in the Business Combination or the prices at which shares of Deep Medicine Common Stock or any other securities of Deep Medicine or TruGolf could trade, be purchased or sold at any time.

Stanton Park’s opinion did not address the relative merits of the Business Combination as compared to any alternative transaction or business strategy that might have existed for Deep Medicine, or the merits of the underlying decision by the board of directors of Deep Medicine or Deep Medicine to engage in or consummate the Business Combination. The financial and other terms of the Business Combination were determined pursuant to negotiations between the parties to the Merger Agreement and were not determined by or pursuant to any recommendation from Stanton Park. In addition, Stanton Park was not authorized to, and did not, solicit indications of interest from third parties regarding a potential transaction involving Deep Medicine.

Stanton Park was not requested to, and did not, (a) initiate or participate in any discussions or negotiations with respect to the Merger, the securities, assets, businesses or operations of Deep Medicine, TruGolf or any other party, or any alternatives to the Merger, (b) negotiate the terms of the Business Combination, or (c) advise the board of directors of Deep Medicine, Deep Medicine or any other party with respect to alternatives to the Business Combination. Stanton Park’s analyses and opinion were necessarily based upon market, economic, and other conditions as they existed on, and could be evaluated as of, the date of Stanton Park’s opinion and upon certain assumptions regarding such financial, economic, market and other conditions, which were subject to unusual volatility and which, if different than assumed, could have a material impact on Stanton Park’s analyses and opinion. Accordingly, although subsequent developments could arise that would otherwise affect its opinion, Stanton Park did not assume any obligation to update, review, or reaffirm its opinion to Deep Medicine or any other person or otherwise to comment on or consider events occurring or coming to Stanton Park’s attention after the date of its opinion.

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Stanton Park received a fee of $15,000 for its opinion, no portion of which was contingent upon the completion of the Business Combination. In addition, Deep Medicine agreed to reimburse certain of Stanton Park’s expenses and to indemnify Stanton Park and certain related parties for certain liabilities that may arise out of its engagement or the rendering of its opinion. Stanton Park previously performed a valuation of TruGolf for Deep Medicine.

In connection with its analysis, Stanton Park has made such reviews, analyses, and inquiries as it deemed necessary and appropriate under the circumstances. Stanton Park also took into account its assessment of general economic, market, and financial conditions, as well as its experience in business valuation in general, and with respect to similar transactions, in particular. Stanton Park’s procedures, investigations, and financial analyses included, but were not limited to historical and projected financial statements, TruGolf’s investor presentation, industry and market research, discussions with the management teams of Deep Medicine and TruGolf, and other documents related to the Business Combination and TruGolf. Stanton Park performed certain valuation analyses using generally accepted valuation and analysis techniques, including a discounted cash flow analysis. Stanton Park conducted such other analyses and considered such other factors as it deemed appropriate.

Stanton Park

Stanton Park is a valuation advisory and consulting firm based in Boston, Massachusetts and Menlo Park, California. Stanton Park’s valuator for this opinion, Mr. Jon Taylor has over 20 years of business valuation, merger & acquisition advisory, and capital raising experience.

Mr. Taylor has completed more than 1,000 business valuation assignments in his career with companies in virtually every industry for divorce, litigation, expert testimony, estate planning and gift tax, 409a compliance, partnership buyouts, intangible asset appraisal, purchase price allocation, bankruptcy, and income determination purposes. Mr. Taylor is a certified valuation analyst with the national association of certified valuators and analysts.

Comparable Public Companies Selected for Analysis

In the market approach to valuation, Stanton Park selected ten publicly traded companies that operate in the gaming and industry. Stanton Park determined that these companies have similar suppliers, customers, and face similar business and economic risks relative to TruGolf:

■	Nintendo Co., Ltd.
■	Light & Wonder, Inc.
■	Konami Group Corporation
■	Square Enix Holdings Co., Ltd.
■	International Games System Co.,Ltd.
■	Golfzon Co Ltd
■	Marvelous Inc.
■	YUKE’S Co.,Ltd.
■	ECC Games S.A.
■	Jujubee S.A.

Valuation Methodology – Income Approach

The income and market approaches are most appropriate when conducting a valuation rather than the asset-based approach. The asset-based approach to valuation is normally only used when the subject company does not appear to be able to continue operations as a going-concern or when the company is expected to be liquidated. This approach is very complex and time consuming due to the fact that it requires an appraisal of all assets and liabilities, tangible and intangible, of the business using the defined standard of value. Therefore, it is not used normally in conjunction with the appraisal of an operating business that is anticipated to carry on as a going concern. In Stanton Park’s valuation of TruGolf, Stanton Park primarily relied on the income approach to determine the intrinsic value of TruGolf.

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Overview of Key Assumptions and Inputs

Stanton Park’s equity value calculation assumes a debt-free, cash-free balance sheet.

To determine an appropriate discount rate, Stanton Park calculated the weighted average cost of capital, or WACC, of TruGolf. The WACC approximates the expected return on invested capital within the industry. To calculate the WACC, Stanton Park calculated the cost of equity and after-tax cost of debt relying on the Capital Asset Pricing Model, or CAPM, to develop the cost of equity using the Duff & Phelps Cost of Capital Navigator. CAPM is based on the assumption that all businesses and business interests are a subset of the investment opportunities available in the total capital market.

CAPM calculates the required or expected rate of return of a particular asset through a risk-free rate, a risk premium based on the associated risk of the asset, and a beta based on comparable public companies, which measure the volatility of the asset relative to the overall market. The CAPM formula is as follows:

Return on Asset = Risk-Free Rate + Beta (Return on Market – Risk-Free Rate)

TruGolf, Inc

Weighted Average Cost of Capital Analysis

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Conclusion & Opinion

Stanton Park’s analysis provided that the purchase price for a 100 percent equity stake in TruGolf of $125,000,000 (rounded , including 4.5 million earnout shares) is fair to the stockholders of Deep Medicine. Based on Stanton Park’s analysis, it is their opinion that the Business Combination is “fair” to stockholders of Deep Medicine from a financial perspective.

Anticipated Accounting Treatment of the Business Combination

The Business Combination will be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, Deep Medicine, who is the legal acquirer, will be treated as the “acquired” company for accounting purposes and TruGolf will be treated as the accounting acquirer. Accordingly, the Business Combination will be treated as the equivalent of TruGolf issuing shares at the closing of the Business Combination for the net assets of Deep Medicine as of the closing date, accompanied by a recapitalization. The net assets of Deep Medicine will be stated at historical cost, with no goodwill or other intangible assets recorded.

TruGolf has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances:

●	TruGolf’s stockholders will have the largest voting interest in New TruGolf under both the no redemption and maximum contractual redemption scenarios;

●	TruGolf’s senior management will be the senior management of the post-combination company;

●	The business of TruGolf will comprise the ongoing operations of New TruGolf; and

●	TruGolf is the larger entity, in terms of substantive operations and employee base.

Regulatory Approval

The Business Combination and the transactions contemplated by the Merger Agreement are not subject to any additional regulatory requirement or approval, except for (i) applicable notifications and waiting periods under the HSR Act, (ii) filings with the Secretary of State of the State of Delaware necessary to adopt the Proposed Charter, and (iii) filings required with the SEC pursuant to the reporting requirements applicable to Deep Medicine, and the requirements of the Securities Act and the Exchange Act, including the requirement to file this proxy statement/prospectus and to disseminate this proxy statement/prospectus to Deep Medicine’s stockholders. Neither Deep Medicine nor TruGolf are aware of any material regulatory approvals or actions that are required for completion of the Business Combination other than as described above. It is presently contemplated that if any such additional regulatory approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.

Litigation Related to the Business Combination

There can be no assurances that complaints or demands will not be filed or made with respect to the Business Combination. If complaints or demands are filed or made, absent new or different allegations that are material, Deep Medicine will not necessarily announce them.

Vote Required for Approval

The approval of the Business Combination Proposal requires the affirmative vote of a majority of the votes cast by holders of shares of Deep Medicine Common Stock, voting together as a single class, at a meeting at which a quorum is present. As of the date hereof, the Insiders own approximately 81.9% of the issued and outstanding Deep Medicine Common Stock and have not purchased any Public Shares, but may do so at any time.

Failure to submit a proxy or to vote online at the Special Meeting and abstentions from voting will have no effect on the Business Combination Proposal.

The consummation of the Business Combination is conditioned upon the approval of each of the Required Proposals at the Special Meeting. Notwithstanding the approval of the Business Combination Proposal, if the Business Combination is not consummated for any reason, the actions contemplated by the Business Combination Proposal will not be effected.

The Sponsor and Deep Medicine’s directors and officers have agreed to vote any Deep Medicine Common Stock owned by them in favor of the Business Combination Proposal.

Recommendation of the Deep Medicine Board

THE DEEP MEDICINE BOARD UNANIMOUSLY RECOMMENDS THAT DEEP MEDICINE’S STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE BUSINESS COMBINATION PROPOSAL.

The existence of financial and personal interests of one or more of Deep Medicine’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Deep Medicine and its stockholders and what he, she or they may believe is best for himself, herself or itself in determining to recommend that stockholders vote for the proposals. In addition, Deep Medicine’s officers have interests in the Business Combination that may conflict with your interests as a stockholder.

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PROPOSAL NO. 3: THE CHARTER PROPOSAL

Overview

In connection with the Business Combination, Deep Medicine is asking its stockholders to approve the adoption of the Proposed Charter in the form attached to this proxy statement/prospectus as Annex C, which, in the judgment of the Deep Medicine Board, is necessary to adequately address the needs of New TruGolf following the consummation of the Business Combination.

If the Business Combination Proposal is approved and the Business Combination is to be consummated, we will amend and restate the Existing Charter with the Proposed Charter under the DGCL.

Comparison of Existing Charter to Proposed Charter

The following summary of certain proposed changes between the Existing Charter and the Proposed Charter is qualified by reference to the complete text of the Proposed Charter, a copy of which is attached to this proxy statement/prospectus as Annex C. All stockholders are encouraged to read the Proposed Charter in its entirety for a more complete description of its terms.

	Existing Charter	Proposed Charter
Number of Authorized Shares	The Existing Charter authorizes 111,000,000 shares, consisting of (a) 110,000,000 shares of common stock, including (i) 100,000,000 shares of Deep Medicine Class A common stock, and (ii) 10,000,000 shares of Deep Medicine Class B common stock, and (b) 1,000,000 shares of preferred stock.	The Proposed Charter amends the total number of authorized shares of all classes of capital stock to 110,000,000 shares, consisting of (i) 100,000,000 shares of Common Stock, including (x) 90,000,000 shares of Class A Common Stock and (y) 10,000,000 shares of Class B Common Stock, and (ii) 10,000,000 shares of preferred stock, each having a par value of $0.0001.

Name	Deep Medicine Acquisition Corp.	TruGolf Holdings, Inc.

Purpose	The Existing Charter provides that the purpose of Deep Medicine is to engage in any lawful act or activity for which corporations may be organized under the DGCL. In addition to the powers and privileges conferred upon Deep Medicine by law and those incidental thereto, Deep Medicine shall possess and may exercise all the powers and privileges that are necessary or convenient to the conduct, promotion or attainment of the business or purposes of Deep Medicine, including, but not limited to, effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination, involving Deep Medicine and one or more businesses.	The Proposed Charter provides that the purpose of the Combined Company is to engage in any lawful act or activity for which a corporation may be organized under the DGCL.

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Voting	The Existing Charter provides that the holders of the Deep Medicine Class A Common Stock and the Deep Medicine Class B Common Stock exclusively possess all voting power with respect to Deep Medicine. The holders of shares of Deep Medicine Common Stock shall be entitled to one vote for each such share on each matter properly submitted to Deep Medicine stockholders on which the holders of Deep Medicine Common Stock are entitled to vote.	Holders of Class A Common Stock will be entitled to cast one vote per share of Class A Common Stock, while holders of Class B Common Stock will be entitled to cast 10 votes per share of Class B Common Stock. Generally, holders of all classes of Common Stock will vote together as a single class, and an action will be approved by TruGolf stockholders if the number of votes cast in favor of the action exceeds the number of votes cast in opposition to the action, while directors will be elected by a plurality of the votes cast.

Duration of Existence	The Existing Charter provides that if Deep Medicine fails to complete an initial business combination by January 29, 2024 (unless extended by its stockholders), it will be required to dissolve and liquidate its trust account by returning the then-remaining funds in such account to the Public Stockholders.	The Proposed Charter deletes the liquidation provision in the Current Charter and retains the default of perpetual existence under the DGCL.

Provisions Specific to a Blank Check Company	Under the Existing Charter, Article IX sets forth various provisions related to our operations as a blank check company prior to the consummation of an initial business combination.	The Proposed Charter deletes the provisions previously included as Article IX in the Current Charter in their entirety because, upon consummation of the Business Combination, Deep Medicine will cease to be a blank check company. In addition, the provisions requiring that the proceeds from the IPO be held in a trust account until a business combination or liquidation of Deep Medicine and the terms governing Deep Medicine consummation of a proposed business combination will not be applicable following consummation of the Business Combination and thus will be deleted.

Amendment to Certificate of Incorporation

The Existing Charter requires a separate or specific vote for:

●  Amendments that relate solely to the terms of one or more outstanding series of preferred stock, or another series of common stock, if the holders thereof are entitled to a separate vote;

The DGCL provides generally that a resolution of the board of directors is required to propose an amendment to a corporation’s certificate of incorporation and that the amendment must be approved by the affirmative vote of a majority of the voting power of all classes of TruGolf capital stock entitled to vote, as well as a majority of any class adversely affected.

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●  Amendments that would alter or change the powers, preferences or relative, participating, optional or other or special rights of the Deep Medicine Class B Common Stock, which require a separate class vote or written consent of the holders of a majority of the shares of Deep Medicine Class B Common Stock then outstanding;

● Amendments to the provisions of the Existing Charter related to the requirements for Deep Medicine’s initial business combination, redemption rights, distributions from the trust account, certain share issuances, transactions with affiliates, minimum value of target, which prior to the consummation of Deep Medicine’s initial business combination require the affirmative vote of holders of at least sixty-five percent (65%) of all then outstanding shares of the Deep Medicine Common Stock; and

● Amendments to the provisions of the Existing Charter related to the limitation of director liabilities shall not adversely affect any right or protection of a director of Deep Medicine in respect of any act or omission occurring prior to the time of such amendment.

Amendments to the Proposed Charter will need to be approved by (1) a majority of the combined voting power of all shares entitled to vote, voting together as a single class, so long as shares representing a majority of the voting power of all of the then-outstanding shares of capital stock of TruGolf entitled to vote are beneficially owned by Mr. Adams or (2) at least two-thirds of the combined voting power of all shares entitled to vote, voting together as a single class, thereafter.

Reasons for the Amendments

For a discussion of the reasons for the approval of certain provisions in the Proposed Charter, see “Proposal No. 4 — The Governance Proposals” below.

Vote Required for Approval

The approval of the Charter Proposal requires the affirmative vote of the holders of a majority of the then outstanding shares of Deep Medicine Common Stock, voting together as a single class, at a meeting at which a quorum is present.

Broker non-votes, abstentions or the failure to vote on the Charter Proposal will have the same effect as a vote “AGAINST” the Charter Proposal.

The consummation of the Business Combination is conditioned upon the approval of each of the Required Proposals. If the Business Combination Proposal is not approved, the Charter Proposal will not be presented to the stockholders for a vote. Notwithstanding the approval of the Charter Proposal, if the Business Combination is not consummated for any reason, the actions contemplated by the Charter Proposal will not be effected.

As of the date hereof, the Insiders own approximately 81.9% of the issued and outstanding Deep Medicine Common Stock and have not purchased any Public Shares, but may do so at any time. The Sponsor has agreed to vote any Deep Medicine Common Stock owned by it in favor of the Charter Proposal. As a result, the Insiders own sufficient shares to approve the Charter Proposal.

Recommendation of the Deep Medicine Board

THE DEEP MEDICINE BOARD UNANIMOUSLY RECOMMENDS THAT DEEP MEDICINE’S STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE CHARTER PROPOSAL.

The existence of financial and personal interests of one or more of Deep Medicine’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Deep Medicine and its stockholders and what he, she or they may believe is best for himself, herself or itself in determining to recommend that stockholders vote for the proposals. In addition, Deep Medicine’s officers have interests in the Business Combination that may conflict with your interests as a stockholder. See the section of this proxy statement/prospectus entitled “Proposal No. 2: The Business Combination Proposal — Interests of Certain Persons in the Business Combination” above for a further discussion of these considerations.

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PROPOSAL NO. 4: THE GOVERNANCE PROPOSALS

Overview

Deep Medicine’s stockholders are also being asked to vote on a separate proposal with respect to certain governance provisions in the Proposed Charter, which are separately being presented in accordance with SEC guidance to give stockholders the opportunity to present their separate views on important corporate governance provisions and which will be voted upon on a non-binding advisory basis. This separate vote is not otherwise required by Delaware law separate and apart from the Charter Proposal, but pursuant to SEC guidance, Deep Medicine is required to submit these provisions to its stockholders separately for approval. However, the stockholder vote regarding this proposal is advisory in nature, and is not binding on Deep Medicine or the Deep Medicine Board (separate and apart from the approval of the Charter Proposal). Furthermore, the Business Combination is not conditioned on the separate approval of the Governance Proposals (separate and apart from approval of the Charter Proposal). Accordingly, regardless of the outcome of the non-binding advisory vote on these proposals, Deep Medicine intends that the Proposed Charter will take effect at consummation of the Business Combination (assuming approval of the Charter Proposal).

The table set forth above in “Proposal No. 3 — The Charter Proposal” summarizes the principal proposed changes and the differences between the Existing Charter and the Proposed Charter. Such summary is qualified by reference to the complete text of the Proposed Charter, a copy of which is attached to this proxy statement/prospectus as Annex C. All stockholders are encouraged to read the Proposed Charter in its entirety for a more complete description of its terms.

Proposal 4.A: Number of Authorized Shares: Amend the number of shares of capital stock New TruGolf is authorized to issue from 111,000,000 shares to 110,000,000 shares, consisting of (a) 100,000,000 shares of common stock, including (i) 90,000,000 shares of Class A Common Stock and (ii) 10,000,000 shares of Class B Common Stock, and (b) 10,000,000 shares of preferred stock.

Proposal 4.B: Two separate classes of Common Stock, with differential voting rights: Each share of Class A Common Stock shall entitle the holder thereof to one vote on all matters submitted to a vote of the stockholders of the company; and each share of Class B Common Stock shall entitle the holder thereof to ten votes on all matters submitted to a vote of the stockholders of the company.

Proposal 4.C: No stockholder Vote Required to Amend the Proposed Bylaws: The charter will not require the vote of the stockholders to amend the bylaws, rather an affirmative vote of the majority of the board of directors will suffice to amend, alter or repeal the bylaws.

Proposal No. 4.D: Exclusive Forum Provision: The Proposed Charter adopts the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, unless New TruGolf consents in writing to the selection of an alternative forum.

Proposal 4 E: Provisions Related to Status as Blank Check Company: The elimination of certain provisions related to Deep Medicine’s status as a blank check company is desirable because these provisions will not be relevant following the Business Combination. Certain provisions required that proceeds from the IPO be held in a trust account until a business combination or liquidation of Deep Medicine has occurred. These provisions cease to apply once the Business Combination is consummated and are therefore not included in the Proposed Charter.

Vote Required for Approval

The approval of each of the Governance Proposals, each of which is a non-binding advisory vote, requires the affirmative vote of a majority of the votes cast by holders of shares of Deep Medicine Common Stock, voting together as a single class at a meeting at which a quorum is present. As of the date hereof, the Insiders own approximately 81.9% of the issued and outstanding Deep Medicine Common Stock and have not purchased any Public Shares, but may do so at any time. The Sponsor has agreed to vote any Deep Medicine Common Stock owned by it in favor of the Governance Proposals.

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As discussed above, a vote to approve the governance proposals is an advisory vote, and therefore, is not binding on Deep Medicine or the Deep Medicine Board. Accordingly, regardless of the outcome of the non-binding advisory vote, Deep Medicine intends that the Proposed Charter, in the form set forth on Annex C and containing the provisions noted above, will take effect at the consummation of the Business Combination, assuming adoption of the Business Combination Proposal and the Charter Proposal.

Failure to submit a proxy or to vote online at the Special Meeting and abstentions from voting will have no effect on the Governance Proposals.

The consummation of the Business Combination is conditioned upon the approval of each of the Required Proposals. The consummation of the Business Combination is not conditioned upon the approval of the Governance Proposals at the Special Meeting. If the Business Combination Proposal is not approved, the Governance Proposals will not be presented to the stockholders for a vote. Notwithstanding the approval of the Governance Proposals, if the Business Combination is not consummated for any reason, the actions contemplated by the Governance Proposals will not be effected.

As of the date hereof, the Insiders own approximately 81.9% of the issued and outstanding Deep Medicine Common Stock and have not purchased any Public Shares, but may do so at any time. The Sponsor has agreed to vote any Deep Medicine Common Stock owned by it in favor of the Governance Proposals. As a result, the Insiders own sufficient shares to approve the Governance Proposals.

Recommendation of the Deep Medicine Board

THE DEEP MEDICINE BOARD UNANIMOUSLY RECOMMENDS THAT DEEP MEDICINE’S STOCKHOLDERS VOTE “FOR” THE APPROVAL OF EACH OF THE GOVERNANCE PROPOSALS.

The existence of financial and personal interests of one or more of Deep Medicine’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Deep Medicine and its stockholders and what he, she or they may believe is best for himself, herself or itself in determining to recommend that stockholders vote for the proposals. In addition, Deep Medicine’s officers have interests in the Business Combination that may conflict with your interests as a stockholder. See the section of this proxy statement/prospectus entitled “Proposal No. 2 — The Business Combination Proposal — Interests of Certain Persons in the Business Combination” for a further discussion of these considerations.

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PROPOSAL NO. 5: THE EQUITY INCENTIVE PLAN PROPOSAL

Overview

Deep Medicine is asking its stockholders to approve the TruGolf, Inc. 2023 Stock Incentive Plan (named in anticipation of the Business Combination) (the “Equity Incentive Plan”). The Equity Incentive Plan will become effective as of the date immediately prior to the Closing, subject to approval by the Deep Medicine stockholders. The Equity Incentive Plan is described in more detail below. A copy of the Equity Incentive Plan is attached to this proxy statement as Annex E.

The principal purpose of the Equity Incentive Plan is to attract, retain and motivate selected employees, consultants and directors through the granting of stock-based compensation awards and cash-based awards. Equity awards and equity-linked compensatory opportunities are intended to motivate high levels of performance and align the interests of directors, employees and consultants with those of stockholders by giving directors, employees and consultants the perspective of an owner with an equity or equity-linked stake in our company and providing a means of recognizing their contributions to our success. The Deep Medicine Board believes that equity awards are necessary for New TruGolf to remain competitive in its industry and are essential to recruiting and retaining highly qualified employees.

Summary of the Equity Incentive Plan

This section summarizes certain principal features of the Equity Incentive Plan. The summary is qualified in its entirety by reference to the complete text of the Equity Incentive Plan.

Eligibility and Administration

Options, restricted stock units and other stock-based and cash-based awards under the Equity Incentive Plan may be granted to individuals who are then officers, employees or consultants or are the officers, employees or consultants of New TruGolf or certain of its subsidiaries. Such awards also may be granted to directors of the New TruGolf Board. Only employees of our company or certain of our subsidiaries may be granted incentive stock options (“ISOs”).

The compensation committee of the New TruGolf Board is expected to administer the Equity Incentive Plan unless the New TruGolf Board assumes authority for administration. The Equity Incentive Plan provides that the board or compensation committee may delegate its authority to grant awards to employees other than executive officers and certain senior executives of New TruGolf to a committee consisting of one or more members of New TruGolf Board or one or more of our officers, other than awards made to our non-employee directors, which must be approved by our full board of directors.

Subject to the terms and conditions of the Equity Incentive Plan, the plan administrator has the authority to select the persons to whom awards are to be made, to determine the number of shares to be subject to awards and the terms and conditions of awards, and to make all other determinations and to take all other actions necessary or advisable for the administration of Equity Incentive Plan. The plan administrator is also authorized to adopt, amend or rescind rules relating to administration of the Equity Incentive Plan.

Shares Available for Awards

The aggregate number of shares of New TruGolf common stock initially reserved for issuance pursuant to awards under the Equity Incentive Plan will be [●] shares, which is intended to represent approximately [●]% of the fully diluted shares of New TruGolf common stock outstanding immediately after Closing, plus an annual increase on the first day of each calendar year beginning in 2024 and ending in [●] equal to the lesser of (i) [●]% of the shares of New TruGolf common stock outstanding on the last day of the immediately preceding calendar year and (ii) such smaller number of shares of common stock as determined by the New TruGolf Board; provided, however, that no more than [●] shares of common stock may be issued upon the exercise of ISOs.

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Types of Awards

The Equity Incentive Plan provides that the plan administrator may grant or issue stock options, including ISOs and nonqualified stock options (“NSOs”), stock appreciation rights (“SARs”), restricted stock, restricted stock units (“RSUs”), performance stock units (“PSUs”), other stock- or cash-based awards and dividend equivalents, or any combination thereof. Certain awards under the Equity Incentive Plan may constitute or provide for payment of “nonqualified deferred compensation” under Section 409A of the Code, which may impose additional requirements on the terms and conditions of such awards. All awards under the Equity Incentive Plan will be evidenced by award agreements, which will detail the terms and conditions of awards, including any applicable vesting and payment terms and post-termination exercise limitations. Awards other than cash awards generally will be settled in shares of New TruGolf common stock, but the applicable award agreement may provide for cash settlement of any award.

Any award may be granted as a performance award, meaning that the award will be subject to vesting and/or payment based on the attainment of specified performance goals. Performance goals or performance criteria established by the plan administrator for any award may be described in terms of company-wide objectives or objectives that are related to the performance of a subsidiary, division, business unit, department, region or function in which the participant is employed or in terms of the performance of the individual participant and may be based on the following criteria: revenues, earnings from operations, operating income, income before taxes, net income, cash flow, earnings per share, return on total capital, return on invested capital, return on equity, return on assets, total return to shareholders, earnings before or after interest, taxes, depreciation, amortization or extraordinary or special items, return on investment, free cash flow, cash conversion cycle, cash flow return on investment (discounted or otherwise), net cash provided by operations, cash flow in excess of cost of capital, operating margin, profit margin, contribution margin, stock price, new customers, order intake, cost controls, operating efficiencies, strategic partnerships or transactions (including in-licensing and out-licensing of intellectual property, milestones related to research development (including, but not limited to, preclinical and clinical studies), product development and manufacturing, implementation or completion of projects or processes (including, without limitation, clinical trial initiation, clinical trial enrollment and dates, clinical trial results, regulatory filing submissions, regulatory filing acceptances, regulatory or advisory committee interactions, regulatory approvals, and product supply), submission to, or approval by, a regulatory body (including, but not limited to the U.S. Food and Drug Administration) of an applicable filing or a product, market penetration, geographic business expansion, cost targets, productivity, corporate value and sustainability metrics (including, without limitation, environmental, social and governance matters), human capital metrics (including, without limitation, employee satisfaction, management of employment practices, employee benefits, retention and safety), supervision of litigation or labor negotiations, dealings with regulatory bodies, acquisitions or divestitures, customer satisfaction, strategic business criteria related to a participant’s area or areas of responsibility, or other criteria established by the plan administrator.

Certain Transactions

In the event of any stock dividend or other distribution, stock split, reverse stock split, reorganization, combination or exchange of shares, merger, consolidation, split-up, spin-off, recapitalization, repurchase or any other corporate event affecting the number of outstanding shares of New TruGolf common stock or the share price of New TruGolf common stock that would require adjustments to the Equity Incentive Plan or any awards under the Equity Incentive Plan in order to prevent the dilution or enlargement of the potential benefits intended to be made available thereunder, the plan administrator will make appropriate, proportionate adjustments to: (i) the aggregate number and type of shares subject to the Equity Incentive Plan; (ii) the number and kind of shares subject to outstanding awards and terms and conditions of outstanding awards (including, without limitation, any applicable performance targets or criteria with respect to such awards); and (iii) the grant or exercise price per share of any outstanding awards under the Equity Incentive Plan; as well as granting new awards or making cash payments to participants. The administrator is also authorized to provide for the cancellation, exchange, accelerated vesting or exercisability, replacement or termination of outstanding awards in the event of a corporate transaction or event affecting New TruGolf or any change in applicable law or accounting principles.

In the event of a change in control (as defined in the Equity Incentive Plan), to the extent that the successor entity does not assume or substitute outstanding awards, the administrator will cause all such awards to become fully vested and, if applicable, exercisable immediately prior to the consummation of such transaction, and with respect to awards with performance-based vesting, all performance goals or other vesting criteria will be deemed achieved at the greater of (i) one hundred percent (100%) of target levels, or (ii) the actual level of achievement of all relevant performance goals against target measured through the date immediately prior to the change in control (or as close to such date as administratively practicable), unless specifically provided otherwise under the applicable award agreement or otherwise determined by the administrator, and all forfeiture restrictions on such awards will lapse and, to the extent unexercised upon the consummation of such transaction, will be terminated in exchange for cash, rights or other property.

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Repricing

The plan administrator will, without the approval from the New TruGolf stockholders, have the authority to amend any outstanding stock option or SAR to reduce its exercise price per share or cancel any outstanding stock option or SAR in exchange for cash or another award.

Amendment and Termination

The New TruGolf Board may terminate, amend or suspend the Equity Incentive Plan at any time and from time to time. However, we must generally obtain stockholder approval to the extent required by applicable law, rule or regulation (including any applicable stock exchange rule). No amendments to outstanding awards that materially and adversely affect a participant’s rights under the award may be made without the affected participant’s consent, except in connection with certain transactions (such as equity restructurings, corporate transactions, or a change in control) or to preserve the intended tax treatment of the participant’s award.

No awards may be granted pursuant to the Equity Incentive Plan on or after the 10th anniversary of the date the Closing. Any award that is outstanding on the termination date of the Equity Incentive Plan will remain in force according to the terms of the Equity Incentive Plan and the applicable award agreement.

Equity Incentive Plan Benefits

The benefits or amounts that may be received by or allocated to participants under the Equity Incentive Plan will be determined at the discretion of the plan administrator and are not currently determinable. The value of future awards granted under the Equity Incentive Plan will depend on a number of factors, including the fair market value of the common stock on future dates, the exercise decisions made by the participants and the extent to which any applicable performance goals necessary for vesting or payment are achieved.

Registration Statement

New TruGolf intends to file with the SEC a registration statement on Form S-8 covering some or all of the shares of New TruGolf Common Stock issuable under the Equity Incentive Plan.

Vote Required for Approval

The approval of the Equity Incentive Plan Proposal requires the affirmative vote of a majority of the votes cast by holders of shares of Deep Medicine Common Stock, voting together as a single class at a meeting at which a quorum is present. As of the date hereof, the Insiders own approximately 81.9% of the issued and outstanding Deep Medicine Common Stock and have not purchased any Public Shares, but may do so at any time. The Sponsor has agreed to vote any Deep Medicine Common Stock owned by it in favor of the Equity Incentive Plan Proposal. As a result, the Insiders own sufficient shares to approve the Equity Incentive Plan Proposal.

Failure to submit a proxy or to vote online at the Special Meeting and abstentions from voting will have no effect on the Equity Incentive Plan Proposal.

The consummation of the Business Combination is conditioned upon the approval of each of the Required Proposals at the Special Meeting. If the Business Combination Proposal is not approved, the Equity Incentive Plan Proposal will not be presented to the stockholders for a vote. Notwithstanding the approval of the Equity Incentive Plan Proposal, if the Business Combination is not consummated for any reason, the actions contemplated by the Equity Incentive Plan Proposal will not be effected.

Recommendation of the Deep Medicine Board

THE DEEP MEDICINE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT DEEP MEDICINE’S STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE EQUITY INCENTIVE PLAN PROPOSAL.

The existence of financial and personal interests of one or more of Deep Medicine’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Deep Medicine and its stockholders and what he, she or they may believe is best for himself, herself or itself in determining to recommend that stockholders vote for the proposals. In addition, Deep Medicine’s officers have interests in the Business Combination that may conflict with your interests as a stockholder. See the section of this proxy statement/prospectus entitled “Proposal No. 2: The Business Combination Proposal — Interests of Certain Persons in the Business Combination” above for a further discussion of these considerations.

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PROPOSAL NO. 6: THE DIRECTOR ELECTION PROPOSAL

Election of Directors

Pursuant to the Merger Agreement, Deep Medicine has agreed to take all necessary action, including causing the directors of Deep Medicine to resign, so that effective at the Closing, our entire board of directors will consist of seven (7) individuals, including (i) four (4) persons that are designated by TruGolf prior to the Closing, at least one (1) of whom shall be required to qualify as an independent director under Nasdaq rules, and (ii) three (3) persons that are mutually agreed on by TruGolf and Deep Medicine prior to the Closing, all of whom shall be required to qualify as an independent director under Nasdaq rules.

At the Special Meeting, it is proposed that seven directors will be elected to be the directors of New TruGolf upon consummation of the Business Combination. At each annual meeting of stockholders, the successors to the directors whose terms then expire will be elected to serve from the time of election and qualification until the next annual meeting following their election.

It is proposed that the New TruGolf Board will consist of the following directors:

●	Christopher Jones;

●	Lindsay Jones;

●	Humphrey Polanen;

●	AJ Redmer;

●	Riley Russell;

●	Steven Johnson; and

●	[ ].

Information regarding each nominee is set forth in the section titled “Management of New TruGolf Following the Business Combination.” The Deep Medicine Board has determined that each of [    ], [    ], [    ] and [    ] are independent, in accordance with Nasdaq listing rules.

Under Delaware law, directors are elected by a plurality of the votes cast, in person (which would include presence at the virtual Special Meeting) or by proxy. “Plurality” means that the individuals who receive the largest number of votes cast “FOR” are elected as directors. Consequently, any shares not voted “FOR” a particular nominee (whether as a result of a direction to withhold authority or a broker non-vote) will not be counted in the nominee’s favor.

Unless authority is withheld, the proxies solicited by the Deep Medicine Board will be voted “FOR” the election of these nominees. In case any of the nominees becomes unavailable for election to the New TruGolf Board, an event that is not anticipated, the persons named as proxies, or their substitutes, will have full discretion and authority to vote or refrain from voting for any other candidate in accordance with their judgment.

If the Business Combination Proposal is not approved, the Director Proposal will not be presented at the meeting.

Following consummation of the Business Combination, the election of directors of New TruGolf will be governed by Proposed Charter and New TruGolf’s bylaws and the laws of the State of Delaware.

Vote Required for Approval

Directors are elected by a plurality of the votes cast, in person (which would include presence at the virtual Special Meeting) or by proxy. This means that the nominees who receive the most affirmative votes will be elected. The consummation of the Business Combination is conditioned upon the approval of each of the Required Proposals at the Special Meeting. If the Business Combination Proposal is not approved, the Director Election Proposal will not be presented to the stockholders for a vote. Notwithstanding the approval of the Director Election Proposal, if the Business Combination is not consummated for any reason, the actions contemplated by the Director Election Proposal will not be effected.

As of the date hereof, the Insiders own approximately 81.9% of the issued and outstanding Deep Medicine Common Stock and have not purchased any Public Shares, but may do so at any time.

Recommendation of the Deep Medicine Board

THE DEEP MEDICINE BOARD UNANIMOUSLY RECOMMENDS THAT DEEP MEDICINE’S STOCKHOLDERS VOTE “FOR” THE ELECTION OF THE DIRECTOR NOMINEES.

The existence of financial and personal interests of one or more of Deep Medicine’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Deep Medicine and its stockholders and what he, she or they may believe is best for himself, herself or itself in determining to recommend that stockholders vote for the proposals. In addition, Deep Medicine’s officers have interests in the Business Combination that may conflict with your interests as a stockholder. See the section of this proxy statement/prospectus entitled “Proposal No. 2: The Business Combination Proposal — Interests of Certain Persons in the Business Combination” above for a further discussion of these considerations.

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PROPOSAL NO. 7: THE ADJOURNMENT PROPOSAL

Overview

The Adjournment Proposal, if adopted, will allow the Deep Medicine Board to adjourn the Special Meeting to a later date or dates, if necessary, at the determination of the Deep Medicine Board. In no event will the Deep Medicine Board adjourn the Special Meeting or consummate the Business Combination beyond the date by which it may properly do so under Deep Medicine’s Existing Charter and Delaware law.

Consequences if the Adjournment Proposal is Not Approved

If the Adjournment Proposal is not approved by Deep Medicine’s stockholders, the Deep Medicine Board may not be able to adjourn the Special Meeting to a later date in the event that there are insufficient votes to approve the Business Combination Proposal or any other proposal, and may be unable to consummate the Business Combination. If Deep Medicine does not consummate the Business Combination and fails to complete an initial business combination by June 29, 2023 (unless extended by Deep Medicine’s stockholders), it will be required to dissolve and liquidate the Trust Account by returning the then remaining funds in such account to the public stockholders.

Vote Required for Approval

As of the date hereof, the Insiders own approximately 81.9% of the issued and outstanding Deep Medicine Common Stock and have not purchased any Public Shares, but may do so at any time. The Sponsor has agreed to vote any Deep Medicine Common Stock owned by it in favor of the Adjournment Proposal. As a result, the Insiders own sufficient shares to approve the Adjournment Proposal.

Failure to submit a proxy or to vote online at the Special Meeting and abstentions from voting will have no effect on the Adjournment Proposal.

The consummation of the Business Combination is not conditioned upon the approval of the Adjournment Proposal at the Special Meeting and the approval of the Adjournment Proposal is not conditioned on the approval of any other proposal.

Recommendation of the Deep Medicine Board

THE DEEP MEDICINE BOARD UNANIMOUSLY RECOMMENDS THAT DEEP MEDICINE’S STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL.

The existence of financial and personal interests of one or more of Deep Medicine’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Deep Medicine and its stockholders and what he, she or they may believe is best for himself, herself or itself in determining to recommend that stockholders vote for the proposals. In addition, Deep Medicine’s officers have interests in the Business Combination that may conflict with your interests as a stockholder. See the section of this proxy statement/prospectus entitled “Proposal No. 2: The Business Combination Proposal — Interests of Certain Persons in the Business Combination” above for a further discussion of these considerations.

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MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of certain material U.S. federal income tax considerations for holders of our shares of Class A common stock that elect to have their Class A common stock redeemed for cash if the Business Combination is completed. This discussion applies only to Class A common stock that is held as a capital asset for U.S. federal income tax purposes. This discussion is limited to U.S. federal income tax considerations, and does not address estate or any gift tax considerations or considerations arising under the tax laws of any state, local or non-U.S. jurisdiction. This discussion does not describe all of the U.S. federal income tax consequences that may be relevant to you in light of your particular circumstances, including the alternative minimum tax, the Medicare tax on certain investment income and the different consequences that may apply if you are subject to special rules that apply to certain types of investors, such as:

●	financial institutions or financial services entities;

●	broker dealers;

●	insurance companies;

●	dealers or traders in securities subject to a mark-to-market method of accounting with respect to shares of Class A common stock;

●	persons holding Class A common stock as part of a “straddle,” hedge, integrated transaction or similar transaction;

●	U.S. holders (as defined below) whose functional currency is not the U.S. dollar;

●	“specified foreign corporations” (including “controlled foreign corporations”), “passive foreign investment companies” and corporations that accumulate earnings to avoid U.S. federal income tax;

●	U.S. expatriates or former long-term residents of the U.S.;

●	governments or agencies or instrumentalities thereof;

●	regulated investment companies (RICs) or real estate investment trusts (REITs);

●	persons subject to the alternative minimum tax provisions of the Code;

●	persons who received their shares of Class A common stock as compensation;

●	partnerships or other pass-through entities for U.S. federal income tax purposes; and

●	tax-exempt entities.

If you are a partnership (or other pass-through entity) for U.S. federal income tax purposes, the U.S. federal income tax treatment of your partners (or other owners) will generally depend on the status of the partners and your activities. Partnerships and their partners (or other owners) should consult their tax advisors with respect to the consequences to them of electing to have their Class A common stock redeemed for cash if the Business Combination is completed.

This discussion is based on the Code and administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations as of the date hereof, changes to any of which subsequent to the date of this proxy statement/prospectus may affect the tax consequences described herein. No assurance can be given that the IRS would not assert, or that a court would not sustain, a contrary position. This discussion does not address any aspect of state, local or non-U.S. taxation, or any U.S. federal taxes other than income taxes (such as gift and estate taxes). You are urged to consult your tax advisor with respect to the application of U.S. federal tax laws to your particular situation, as well as any tax consequences arising under the laws of any state, local or foreign jurisdiction.

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Redemption of Class A Common Stock

In the event that a holder’s shares of Class A common stock are redeemed pursuant to the redemption provisions described in this proxy statement/prospectus under the section entitled “Special Meeting—Redemption Rights”, the treatment of the redemption for U.S. federal income tax purposes will depend on whether the redemption qualifies as a sale or other exchange of shares of Class A common stock under Section 302 of the Code. If the redemption qualifies as a sale of shares of Class A common stock, a U.S. holder will be treated as described below under the section entitled “- U.S. Holders - Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Class A Common Stock,” and a Non-U.S. holder will be treated as described under the section entitled “- Non-U.S. Holders - Gain on Sale, Taxable Exchange or Other Taxable Disposition of Class A Common Stock.” If the redemption does not qualify as a sale of shares of Class A common stock, a holder will be treated as receiving a corporate distribution with the tax consequences to a U.S. holder described below under the section entitled “- U.S. Holders - Taxation of Distributions,” and the tax consequences to a Non-U.S. holder described below under the section entitled “- Non-U.S. Holder - Taxation of Distributions.”

Whether a redemption of shares of Class A common stock qualifies for sale treatment will depend largely on the total number of shares of our stock treated as held by the redeemed holder before and after the redemption (including any stock constructively owned by the holder as a result of owning private placement warrants or public warrants and any of our stock that a holder would directly or indirectly acquire pursuant to the Business Combination) relative to all of our shares outstanding both before and after the redemption. The redemption of Class A common stock generally will be treated as a sale of Class A common stock (rather than as a corporate distribution) if the redemption (1) is “substantially disproportionate” with respect to the holder, (2) results in a “complete termination” of the holder’s interest in us or (3) is “not essentially equivalent to a dividend” with respect to the holder. These tests are explained more fully below.

In determining whether any of the foregoing tests result in a redemption qualifying for sale treatment, a holder takes into account not only shares of our stock actually owned by the holder, but also shares of our stock that are constructively owned by it. A holder may constructively own, in addition to stock owned directly, stock owned by certain related individuals and entities in which the holder has an interest or that have an interest in such holder, as well as any stock that the holder has a right to acquire by exercise of an option, which would generally include Class A common stock which could be acquired pursuant to the exercise of the private placement warrants or the public warrants. Moreover, any of our stock that a holder directly or constructively acquires pursuant to the Business Combination generally should be included in determining the U.S. federal income tax treatment of the redemption.

In order to meet the substantially disproportionate test, the percentage of our outstanding voting stock actually and constructively owned by the holder immediately following the redemption of shares of Class A common stock must, among other requirements, be less than 80 percent (80%) of the percentage of our outstanding voting stock actually and constructively owned by the holder immediately before the redemption (taking into account both redemptions by other holders of Class A common stock and the Class A common stock to be issued pursuant to the Business Combination). There will be a complete termination of a holder’s interest if either (1) all of the shares of our stock actually and constructively owned by the holder are redeemed or (2) all of the shares of our stock actually owned by the holder are redeemed and the holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of stock owned by certain family members and the holder does not constructively own any other stock.

The redemption of Class A common stock will not be essentially equivalent to a dividend if the redemption results in a “meaningful reduction” of the holder’s proportionate interest in us. Whether the redemption will result in a meaningful reduction in a holder’s proportionate interest in us will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation where such stockholder exercises no control over corporate affairs may constitute such a “meaningful reduction.”

If none of the foregoing tests is satisfied, then the redemption of shares of Class A common stock will be treated as a corporate distribution to the redeemed holder and the tax effects to such a U.S. holder will be as described below under the section entitled “U.S. Holders - Taxation of Distributions,” and the tax effects to such a Non-U.S. holder will be as described below under the section entitled “Non-U.S. Holders - Taxation of Distributions.” After the application of those rules, any remaining tax basis of the holder in the redeemed Class A common stock will be added to the holder’s adjusted tax basis in its remaining stock, or, if it has none, to the holder’s adjusted tax basis in its warrants or possibly in other stock constructively owned by it. A holder should consult with its own tax advisors as to the tax consequences of a redemption.

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U.S. Holders

This section applies to you if you are a “U.S. holder.” A U.S. holder is a beneficial owner of our shares of Class A common stock who or that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized in or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate the income of which is subject to U.S. federal income taxation purposes regardless of its source; or

●	an entity treated as a trust for U.S. federal income tax purposes if (i) a court within the United States is able to exercise primary supervision over the administration of such trust, and one or more such U.S. persons have the authority to control all substantial decisions of such trust or (ii) it has a valid election in effect under Treasury regulations to be treated as a U.S. person.

Taxation of Distributions. If our redemption of a U.S. holder’s shares of Class A common stock is treated as a corporate distribution, as discussed above under the section entitled “- Redemption of Class A Common Stock,” such distribution generally will constitute a dividend for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. holder’s adjusted tax basis in our Class A common stock. Any remaining excess will be treated as gain realized on the sale or other disposition of the Class A common stock and will be treated as described below under the section entitled “- Redemption of Class A Common Stock - U.S. Holders - Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Class A Common Stock.”

Dividends we pay to a U.S. holder that is a taxable corporation generally will qualify for the dividends received deduction if the requisite holding period is satisfied. With certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations), and provided certain holding period requirements are met, dividends we pay to a non-corporate U.S. holder generally will constitute “qualified dividends” that will be subject to tax at the maximum tax rate accorded to long-term capital gains. It is unclear whether the redemption rights with respect to the Class A common stock described in this proxy statement/prospectus may prevent a U.S. holder from satisfying the applicable holding period requirements with respect to the dividends received deduction or the preferential tax rate on qualified dividend income, as the case may be.

Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Class A Common Stock. If our redemption of a U.S. holder’s shares of Class A common stock is treated as a sale, taxable exchange or other taxable disposition, as discussed above under the section entitled “- Redemption of Class A Common Stock,” a U.S. holder generally will recognize capital gain or loss in an amount equal to the difference between the amount of cash and the U.S. holder’s adjusted tax basis in the shares of Class A common stock redeemed. A U.S. holder’s adjusted tax basis in its Class A common stock generally will equal the U.S. holder’s acquisition cost less any prior distributions paid to such U.S. holder with respect to its shares of Class A common stock treated as a return of capital. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. holder’s holding period for the Class A common stock so disposed of exceeds one year. Long-term capital gains recognized by noncorporate U.S. holders will be eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations. U.S. holders who hold different blocks of Class A common stock (shares of Class A common stock purchased or acquired on different dates or at different prices) should consult their tax advisors to determine how the above rules apply to them.

Non-U.S. Holders

This section applies to you if you are a “Non-U.S. holder.” A Non-U.S. holder is a beneficial owner of our Class A common stock who, or that is, for U.S. federal income tax purposes:

●	a non-resident alien individual, other than certain former citizens and residents of the United States subject to U.S. tax as expatriates;

●	a foreign corporation; or

●	an estate or trust that is not a U.S. holder.

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Taxation of Distributions. If our redemption of a Non-U.S. holder’s shares of Class A common stock is treated as a corporate distribution, as discussed above under the section entitled “- Redemption of Class A Common Stock,” to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles), such distribution will constitute a dividend for U.S. federal income tax purposes and, provided such dividend is not effectively connected with the Non-U.S. holder’s conduct of a trade or business within the United States, we will be required to withhold tax from the gross amount of the dividend at a rate of 30 percent (30%), unless such Non-U.S. holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN or W-8BEN-E). Any distribution not constituting a dividend will be treated first as reducing (but not below zero) the Non-U.S. holder’s adjusted tax basis in its shares of our Class A common stock and, to the extent such distribution exceeds the Non-U.S. holder’s adjusted tax basis, as gain realized from the sale or other disposition of the Class A common stock, which will be treated as described below under the section entitled “- Redemption of Class A Common Stock - Non-U.S. Holders - Gain on Sale, Taxable Exchange or Other Taxable Disposition of Class A Common Stock.”

The withholding tax described in the preceding paragraph does not apply to dividends paid to a Non-U.S. holder who provides an IRS Form W-8ECI certifying that the dividends are effectively connected with the Non-U.S. holder’s conduct of a trade or business within the United States. Instead, the effectively connected dividends will be subject to regular U.S. federal income tax as if the Non-U.S. holder were a U.S. resident, subject to an applicable income tax treaty providing otherwise. A Non-U.S. holder that is a corporation for U.S. federal income tax purposes and is receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30 percent (30%) (or a lower applicable income tax treaty rate).

Gain on Sale, Taxable Exchange or Other Taxable Disposition of Class A Common Stock. If our redemption of a U.S. holder’s shares of Class A common stock is treated as a sale or other taxable disposition, as discussed above under the section entitled “- Redemption of Class A Common Stock,” a Non-U.S. holder generally will not be subject to U.S. federal income or withholding tax in respect of the redemption, unless:

●	the gain is effectively connected with the conduct of a trade or business by the Non-U.S. holder within the United States (and, under certain income tax treaties, is attributable to a United States permanent establishment or fixed base maintained by the Non-U.S. holder);

●	such Non-U.S. holder is an individual who is present in the United States for 183 days or more during the taxable year in which the disposition takes place and certain other conditions are met; or

●	we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the Non-U.S. holder held our Class A common stock and, in the circumstance in which shares of our Class A common stock are regularly traded on an established securities market, the Non- U.S. holder has owned, directly or constructively, more than 5% of our Class A common stock at any time within the shorter of the five-year period preceding the redemption or such Non-U.S. holder’s holding period for the shares of our Class A common stock. There can be no assurance that our Class A common stock will be treated as regularly traded on an established securities market for this purpose.

Unless an applicable treaty provides otherwise, gain described in the first bullet point above will be subject to tax at generally applicable U.S. federal income tax rates as if the Non-U.S. holder were a U.S. resident. Any gains described in the first bullet point above of a Non-U.S. holder that is a corporation for U.S. federal income tax purposes may also be subject to an additional “branch profits tax” at a 30 percent (30%) rate (or lower income tax treaty rate). If the second bullet point applies to a Non-U.S. holder, such Non-U.S. holder will be subject to U.S. tax on such Non-U.S. holder’s net capital gain for such year (including any gain realized in connection with the redemption) at a tax rate of 30 percent (30%).

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If the third bullet point above applies to a Non-U.S. holder, gain recognized by such holder in the redemption will be subject to tax at generally applicable U.S. federal income tax rates. In addition, we may be required to withhold U.S. federal income tax at a rate of fifteen percent (15%) of the amount realized upon such redemption. We believe that we are not, and have not been at any time since our formation, a United States real property holding corporation and we do not expect to be a United States real property holding corporation immediately after the Business Combination is completed.

Information Reporting and Backup Withholding

Dividend payments with respect to our Class A common stock and proceeds from the sale, taxable exchange or taxable redemption of our Class A common stock may be subject to information reporting to the IRS and possible United States backup withholding. Backup withholding will not apply, however, to a U.S. holder who furnishes a correct taxpayer identification number and makes other required certifications, or who is otherwise exempt from backup withholding and establishes such exempt status.

Amounts treated as dividends that are paid to a Non-U.S. holder are generally subject to reporting on IRS Form 1042-S even if the payments are exempt from withholding. A Non-U.S. holder generally will eliminate any other requirement for information reporting and backup withholding by providing certification of its foreign status, under penalties of perjury, on a duly executed applicable IRS Form W-8 or by otherwise establishing an exemption.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder’s United States federal income tax liability, and a holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

FATCA Withholding Taxes

Provisions commonly referred to as “FATCA” impose withholding of 30 percent (30%) on payments of dividends (including amounts treated as dividends received pursuant to a redemption of stock) on our Class A common stock. Previously, withholding with respect to the gross proceeds of a disposition of any stock, debt instrument, or other property that can produce U.S.-source dividends or interest was scheduled to begin on January 1, 2019; however, such withholding has been eliminated under proposed U.S. Treasury regulations, which can be relied on until final regulations become effective. In general, no such withholding will be required with respect to a U.S. holder or an individual Non-U.S. holder that timely provides the certifications required on a valid IRS Form W-9 or W-8, respectively. Holders potentially subject to withholding include “foreign financial institutions” (which is broadly defined for this purpose and in general includes investment vehicles) and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied, or an exemption applies (typically certified as to by the delivery of a properly completed IRS Form W-8BEN-E). If FATCA withholding is imposed, a beneficial owner that is not a foreign financial institution generally will be entitled to a refund of any amounts withheld by filing a U.S. federal income tax return (which may entail significant administrative burden). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Non-U.S. holders should consult their tax advisers regarding the effects of FATCA on a redemption of Class A common stock.

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UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Introduction

TruGolf and Deep Medicine are providing the following unaudited pro forma condensed combined financial information to aid you in your analysis of the financial aspects of the Business Combination.

The unaudited pro forma condensed combined financial statements give effect to the Merger and other events contemplated by the Merger Agreement as described in this proxy statement/prospectus. The unaudited pro forma condensed combined balance sheet as of March 31, 2023 combines the audited balance sheet of Deep Medicine as of March 31, 2023 with the audited condensed balance sheet of TruGolf as of December 31, 2022, giving effect to the transactions as if they occurred on March 31, 2023. The unaudited pro forma condensed combined statement of operations for the twelve months ended March 31, 2023 combines the audited statement of operations of Deep Medicine for the year ended March 31, 2023 and the audited statement of operations of TruGolf for the twelve months ended December 31, 2022, giving effect to the Merger and other events contemplated by the Merger Agreement as if they have been consummated on April 1, 2022 (the beginning of the earliest period presented).

The unaudited pro forma condensed combined financial statements have been prepared for informational purposes only and are not necessarily indicative of what New TruGolf condensed financial position or results of operations actually would have been had the Business Combination been consummated prior to March 31, 2023, nor are they necessarily indicative of future results of operations. In addition, the unaudited pro forma condensed combined financial statements do not purport to project the future financial position or operating results of New TruGolf.

The unaudited pro forma condensed combined balance sheet as of March 31, 2023 has been prepared using the following:

●	audited balance sheet of Deep Medicine as of March 31, 2023;

●	audited balance sheet of TruGolf as of December 31, 2022.

The unaudited pro forma condensed combined statement of operations for the twelve months ended March 31, 2023 has been prepared using the following:

●	audited statement of operations of Deep Medicine for the twelve months ended March 31, 2023;

●	audited statement of operations of TruGolf Inc. for the year ended December 31, 2022.

This information should be read together with TruGolf’s and Deep Medicine’s respective unaudited and audited financial statements and related notes, “TruGolf’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Deep Medicine’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information included elsewhere in this proxy statement/prospectus.

Description of the Business Combination

On March 31, 2023, Deep Medicine entered into the Initial Merger Agreement with Merger Sub, the Purchaser Representative, the Seller Representative and TruGolf.

On July 21, 2023, Deep Medicine entered into the Amended and Restated Merger Agreement with Merger Sub, the Purchaser Representative, the Seller Representative and TruGolf.

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Subject to the terms and conditions set forth in the Merger Agreement at its Effective Time:

(a)	each share of TruGolf Class A Common Stock outstanding as of immediately prior to the Effective Time will be converted into a right to receive a number of Deep Medicine Class A Shares;

(b)	each share of TruGolf Class B Common Stock outstanding as of immediately prior to the Effective Time will be converted into a right to receive a number of Deep Medicine Class B Shares;

(c)	all of the outstanding Deep Medicine Rights will be automatically converted and rounded down to the nearest whole share of Deep Medicine Class A Common Stock immediately prior to the Effective Time; and

(d)	each outstanding option to acquire shares of TruGolf common stock (whether vested or unvested) will be assumed by Deep Medicine and automatically converted into an option to acquire shares of Deep Medicine common stock, with its price and number of shares equitably adjusted based on the conversion ratio of TruGolf Class A and Class B Common Stock to Deep Medicine Class A and Class B Common Stock.

As Deep Medicine does not have any outstanding shares of preferred stock, New TruGolf is anticipated to have no outstanding shares of preferred stock at the Effective Time.

The conversion of Class A Common Stock and Class B Common Stock is equal to such shares respective pro rata share of the Merger Consideration, determined on the basis of a conversion ratio derived from an implied equity value for TruGolf equal to up to $125,000,000, consisting of base consideration of $80,000,000 and 4,500,000 Earnout Shares, subject to adjustments for TruGolf’s closing debt, net of cash and unpaid transaction expenses.

The number of Deep Medicine Shares that the TruGolf Stockholders receive at the Closing of the Business Combination is 8,000,000 shares, consisting of 2,091,747 Deep Medicine Class A Shares and 5,908,253 Deep Medicine Class B Shares, based on $10.00 per share, the Purchaser Share Price which per share price determines the value of one new share of Deep Medicine Common Stock under the terms of the Merger Agreement, for purposes of determining the consideration to be received by TruGolf Stockholders in the Business Combination.

Additionally, after the Closing, subject to the terms and conditions set forth in the Merger Agreement, TruGolf Stockholders shall have the contingent right to receive up to 4.5 million Earnout Shares as additional consideration if the requirements for receipt of such earnout payments as set forth in Note 1 to unaudited pro forma condensed combined financial information are satisfied.

145

If at the end of a Price Measurement Period, a Revenue Milestone or a Price Milestone or a Franchise Milestone is not met, TruGolf Stockholder shall not be entitled to receive the applicable portion of the Earnout Shares.

The transaction consideration to be paid to TruGolf Stockholders will be paid solely by the delivery of new shares of Deep Medicine Common Stock, valued at $10.00 per share, the Purchaser Share Price.

Accounting for the Merger

The Merger will be accounted for as a reverse recapitalization in accordance with U.S. GAAP. Under this method of accounting, Deep Medicine will be treated as the “acquired” company for financial reporting purposes. This determination was primarily based on

●	TruGolf stockholders expecting to have a majority of the voting power of New TruGolf,
●	TruGolf comprising the ongoing operations of New TruGolf,
●	TruGolf contributing a majority of the governing body members of New TruGolf, and
●	TruGolf’s senior management comprising the senior management of New TruGolf.

Accordingly, for accounting purposes, the Merger will be treated as the equivalent of TruGolf issuing stock for the net assets of Deep Medicine, accompanied by a recapitalization. The net assets of Deep Medicine will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Merger will be those of TruGolf.

Basis of Pro Forma Presentation

The unaudited pro forma condensed combined financial information is for illustrative purposes only. The financial results may have been different had the companies always been combined. You should not rely on the unaudited pro forma condensed combined financial information as being indicative of the historical results that would have been achieved had the companies always been combined or the future results that the Combined Company will experience. TruGolf and Deep Medicine have not had any historical relationship prior to the Merger. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The pro forma combined financial statements have been presented for informational purposes only and are not necessarily indicative of what Deep Medicine’s and TruGolf’s financial position or results of operations actually would have been had the transactions been completed as of the dates indicated. In addition, the pro forma data do not purport to project the future financial position or operating results of TruGolf. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors.

There is no historical activity with respect to Merger Sub, and accordingly, no adjustments were required with respect to Merger Sub in the pro forma condensed combined financial statements.

The unaudited pro forma condensed combined financial information has been prepared assuming that (1) $6,557,121, the balance of Trust Account as of July 13, 2023 after approximately $2,914,230 (approximately $11.41 per share) was removed from the Trust Account to pay the holders who exercised the redemption rights in connection with the Third Extension Meeting, plus a convertible debt financing of $11,000,000 with 10% Original Issuance Discount (“OID”) at the closing were available to fund expenses in connection with the Merger and to fund future cash needs of Pubco, and (2) three alternative levels of redemption into cash of the Deep Medicine Common Stock:

●	Scenario 1 – Assuming no redemptions for cash: This presentation assumes that no public stockholders exercise redemption rights with respect to their Deep Medicine Common Stock upon consummation of the Merger.

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●	Scenario 2 – Assuming redemptions of 139,902 public shares for cash, or approximately 50.0% of the Public Shares assumed to be redeemed under the maximum contractual redemption scenario: This presentation assumes that the public stockholders holding approximately 24.4% of the Public Shares exercise redemption rights with respect to their Public Shares, which is approximately 50.0% of the Public Shares assumed to be redeemed under the maximum contractual redemption scenario. This scenario assumes that 139,902 Public Shares are redeemed for an aggregate redemption payment of approximately $1.6 million, inclusive of a pro rata portion of interest accrued on the Trust Account (including interest not previously released to Deep Medicine to pay taxes); and

●	Scenario 3 – Assuming redemptions of 279,804 shares, the maximum contractual redemption scenario: This presentation assumes that the public stockholders holding approximately 48.8% of the Public Shares exercise redemption rights with respect to their Public Shares, which is the maximum permitted amount of redemptions while still satisfying the conditions to the consummation of the Business Combination in the Merger Agreement. This scenario assumes that 279,804 Public Shares are redeemed for an aggregate redemption payment of approximately $3.2 million, inclusive of a pro rata portion of interest accrued on the Trust Account (including interest not previously released to Deep Medicine to pay taxes).

According to the Merger Agreement, there is a minimum cash requirement to close the Business Combination of Deep Medicine having cash and cash equivalents, including funds remaining in the Trust Account (after giving effect to the completion and payment of redemptions in connection with the Business Combination) and the proceeds of any PIPE Investment, equal to at least Ten Million U.S. Dollars ($10,000,000), after payment of amounts owed to the Sponsor and its affiliates but prior to payment of transaction expenses in an aggregate amount not to exceed One Million Six Hundred Thousand dollars ($1,600,000).

Included in the shares outstanding and weighted average shares outstanding as presented in the pro forma condensed combined financial statements are 8,000,000 new Deep Medicine Common Shares, consisting of 2,091,747 Deep Medicine Class A Shares and 5,908,253 Deep Medicine Class B Shares to be issued to TruGolf Stockholders. The number of shares to be issued is subject to adjustment as provided in the Merger Agreement. In addition, certain expenses of TruGolf may be paid with proceeds from the Trust Account, which would reduce the shares issuable to TruGolf Stockholders at the Closing of the Business Combination.

The following table presents share information based on the various redemption scenarios.

	Assuming		Assuming		Assuming
	No Redemptions		50% Redemptions		Maximum Redemptions

DMAC public stockholders	1,839,764	13.1%	1,699,862	12.2%	1,559,960	11.3%
DMAC Sponsor and its permitted transferees and directors and officers	3,609,650	25.6%	3,609,650	25.9%	3,609,650	26.2%
I-Bankers	613,591	4.4%	613,591	4.4%	613,591	4.5%
TruGolf Holders	8,000,000	56.9%	8,000,000	57.5%	8,000,000	58.0%
Pro Forma Combined Company Common Stock	14,063,005	100.0%	13,923,103	100.0%	13,783,201	100.0%
Pro Forma Combined Company Class A Common Stock	8,154,752		8,014,850		7,874,948
Pro Forma Combined Company Class B Common Stock	5,908,253		5,908,253		5,908,253

(1)	The number of new Deep Medicine Common Shares to be held by TruGolf Stockholders in the no redemption scenario includes 8,000,000 shares to be issued to the Sellers for all issued and outstanding shares of TruGolf Common Stock at closing of the Merger.

(2)	If the actual facts are different than these assumptions, the ownership percentage retained by the holders of Deep Medicine Common Stock in New TruGolf will be different from the above-stated ownership percentage.

In addition to the changes in percentage ownership depicted above, variation in the levels of redemptions will impact the dilutive effect of certain equity issuances related to the Business Combination. Increasing levels of redemptions will increase the dilutive effect of these issuances on non-redeeming holders of our Public Shares.

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In addition, the following table illustrates varying ownership levels in New TruGolf Common Shares immediately following the consummation of the Business Combination based on the varying levels of redemptions by the Public Stockholders, on a fully diluted basis, showing full exercise and conversion of all securities expected to be outstanding as of the Closing of the Business Combination, including (i) Representative Warrants, (ii) the warrants granted in connection with the convertible debt financing, (iii) the conversion of convertible debt, (iv) Earnout Shares pursuant to the Merger Agreement, and (v) any outstanding securities of Deep Medicine and TruGolf:

	Assuming		Assuming		Assuming Maximum
Additional Dilution Sources (1)	No Redemptions		50% Redemptions		Redemptions
	Number of Shares	% of Total (2)	Number of Shares (3)	% of Total (2)	Number of Shares (4)	% of Total (2)

Shares underlying Representative Warrant (5)	632,500	3.0%	632,500	3.0%	632,500	3.0%
Shares underlying Warrants granted upon convertible debt financing (6)	1,000,000	4.7%	1,000,000	4.7%	1,000,000	4.8%
Shares upon conversion of the convertible debt (7)	1,100,000	5.2%	1,100,000	5.2%	1,100,000	5.2%
50% of First Earnout Share Payment (8)	500,000	2.3%	500,000	2.4%	500,000	2.4%
50% of First Earnout Share Payment (8)	500,000	2.3%	500,000	2.4%	500,000	2.4%
50% of Second Earnout Share Payment (8)	750,000	3.5%	750,000	3.5%	750,000	3.6%
50% of Second Earnout Share Payment (8)	750,000	3.5%	750,000	3.5%	750,000	3.6%
50% of Third Earnout Share Payment (8)	1,000,000	4.7%	1,000,000	4.7%	1,000,000	4.8%
50% of Third Earnout Share Payment (8)	1,000,000	4.7%	1,000,000	4.7%	1,000,000	4.8%

(1)	All share numbers and percentages for the Additional Dilution Sources are presented without the potential reduction of any amounts paid by the holders of the given Additional Dilution Sources and therefore may overstate the presentation of dilution.

(2)	The Percentage of Total with respect to each Additional Dilution Source set forth below, including the Total Additional Dilutive Sources, includes the full amount of shares issued with respect to the applicable Additional Dilution Source in both the numerator and denominator. For example, in the illustrative no redemption scenario, the Percentage of Total with respect to Deep Medicine Common Shares underlying the Representative Warrants would be calculated as follows: (a) 632,500 shares issued pursuant to the Representative Warrants; divided by (b) (i) 14,063,005 shares (the number of shares outstanding prior to any issuance pursuant to the shares underlying Representative Warrants, the shares underlying the warrants granted in connection with the convertible debt financing, the shares upon conversion of the convertible debt, Earnout Shares, and the shares issued with respect to the applicable Additional Dilution Source) plus (ii) 632,500 shares issued pursuant to the shares underlying the Representative Warrants, (iii) 1,000,000 shares issued pursuant to the shares underlying the warrants granted in connection with the convertible debt financing, (iv) 1,100,000 shares issued upon conversion of the convertible debt and (v) 4,500,000 Earnout shares pursuant to the Merger Agreement.

(3)	Amount shown represents share redemption levels reflecting approximately 24.4% of the redeemable Public Shares outstanding, which is approximately 50.0% of the Public Shares assumed to be redeemed under the maximum contractual redemption scenario (approximately 139,902 shares).

(4)	Assumes that approximately 48.8% of Deep Medicine’s outstanding Public Shares are redeemed in connection with the Merger, which is the maximum permitted amount of redemptions while still satisfying the conditions to the consummation of the Merger in the Merger Agreement.

(5)	Assumes exercise of all Representative Warrants to purchase 632,500 shares of Deep Medicine Common Stock.

(6)	Assumes exercise of all warrants granted in connection with the convertible debt financing to purchase 1,000,000 shares of Deep Medicine Common Stock.

(7)	Assumes conversion of all convertible debt of $11,000,000 at a conversion price of $10.0 per share, resulting in the issuance of 1,100,000 shares of Deep Medicine Common Stock.

(8)	Assumes the earnout measurements will be met:

a) The First Tranche of a maximum of 1,000,000 Earnout Shares will be earned as follows:

(i) in the event that the gross consolidated gross revenue of Deep Medicine and its subsidiaries (the “Gross Revenues”) for 2024 equals or exceeds Thirty Million Dollars ($30,000,000) but is less than Forty Two Million Dollars ($42,000,000), then the TruGolf Stockholders shall be entitled to receive 50% of the First Tranche or (y) in the event that the Gross Revenues for 2024 equals or exceeds Forty Two Million Dollars ($42,000,000), then the TruGolf Stockholders shall be entitled to receive 100% of the First Tranche; or (ii) in the event that the dollar volume-weighted average price (“VWAP”) of the Deep Medicine Class A Shares is at least $13.00 per share for at least twenty (20) out of thirty (30) trading days in the specified period, then the TruGolf Stockholders shall be entitled to received100% of the First Tranche or, in the event that ten (10) or more Qualified Franchise Locations (as defined in the Merger Agreement) are opened prior to the end of the calendar year 2024, then the TruGolf Stockholders shall be entitled to received100% of the First Tranche.

b) The Second Tranche of a maximum of 1,500,000 Earnout Shares will be earned as follows:

(i) in the event that the Gross Revenues for 2025 equals or exceeds Fifty Million Dollars ($50,000,000) but is less than Sixty Five Million Dollars ($65,000,000), then the TruGolf Stockholders shall be entitled to receive 50% of the Second Tranche or (y) in the event that the Gross Revenues for 2025 equals or exceeds Sixty Five Million Dollars ($65,000,000), then the TruGolf Stockholders shall be entitled to receive 100% of the Second Tranche; or (ii) in the event that the VWAP of Deep Medicine Class A Shares is at least $15.00 per share for at least twenty (20) out of thirty (30) trading days in the specified period, then the TruGolf Stockholders shall be entitled to receive 100% of the Second Tranche or, in the event that thirty (30) or more Qualified Franchise Locations are opened prior to the end of the calendar year 2025, then the TruGolf Stockholders shall be entitled to receive 100% of the Second Tranche.

c) The Third Tranche of a maximum of 2,000,000 Earnout Shares will be earned as follows:

(i) in the event that the Gross Revenues for 2026 equals or exceeds Eighty Million Dollars ($80,000,000) but is less than One Hundred Million Dollars ($100,000,000), then the TruGolf Stockholders shall be entitled to receive 50% of the Third Tranche or (y) in the event that the Gross Revenues for 2026 equals or exceeds One Hundred Million Dollars ($100,000,000), then the TruGolf Stockholders shall be entitled to receive 100% of the Third Tranche; or (ii) in the event that the VWAP of Deep Medicine Class A Shares is at least $17.00 per share for at least twenty (20) out of thirty (30) trading days in the specified period, then the TruGolf Stockholders shall be entitled to receive 100% of the Third Tranche or, in the event that fifty (50) or more Qualified Franchise Locations are opened prior to the end of the calendar year 2026, then the TruGolf Stockholders shall be entitled to receive 100% of the Third Tranche.

The ownership percentage set forth above includes the shares issuable to the TruGolf Stockholders, and assumes all Deep Medicine Rights have been converted into shares, and assumes exercise of the Representative Warrants, exercise of the warrants granted in connection with the convertible debt, and the conversion of the convertible debt. But does not take into account (i) any shares reserved for issuance under the Incentive Plan, (ii) the issuance of any shares relating to any additional Private Placement Units that are issued or issuable to our Sponsor pursuant to the conversion of the Sponsor’s up to $1.5 million working capital loans that were made to Deep Medicine, (iii) any adjustments to the transaction consideration payable to the TruGolf Stockholders pursuant to terms set forth in the Merger Agreement, and (iv) the 300,000 shares of Deep Medicine Common Stock issuable to Deep Medicine’s officers and directors within 10 days following the Closing of the Business Combination. See “Unaudited Pro Forma Condensed Combined Financial Information” for further information.

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Pro Forma Condensed Combined Consolidated Balance Sheet as of March 31, 2023

(Unaudited)

(Amounts in thousands of US$, except for per share data)

			Scenario 1			Scenario 2			Scenario 3
			Assuming No			Assuming 50%			Assuming Maximum
			Redemptions into Cash			Redemptions into Cash			Redemptions into Cash
					Pro Forma			Pro Forma			Pro Forma
	DMAC	TruGolf	Pro Forma adjustment		Balance Sheet	Pro Forma adjustment		Balance Sheet	Pro Forma adjustment		Balance Sheet

ASSETS

Current assets:
Cash and cash equivalents	$596	$9,656	11,046	A	$21,298	$(1,596)	L	$19,702	$(1,596)	M	$18,106
Accounts receivable, net		1,745			1,745			1,745			1,745
Inventory, net		2,121			2,121			2,121			2,121
Prepaid expenses	20	148			168			168			168
Other current assets		18			18			18			18
Cash and marketable securities held in Trust Account	9,161	-	(9,161)	B	-			-			-

Total current assets	9,777	13,688	1,885		25,350	(1,596)		23,754	(1,596)		22,158

Property, plant and equipment, net		165			165			165			165
Right of use assets		733			733			733			733

TOTAL ASSETS	$9,777	$14,586	$1,885		$26,248	$(1,596)		$24,652	$(1,596)		$23,056

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:
Accounts payable	$-	$1,463			$1,463			$1,463			$1,463
Customer deposits		2,713			2,713			2,713			2,713
Notes payable, current portion, net of discount		105			105			105			105
Notes payable to related parties, current portion	1,865	937	(1,865)	C	937			937			937
Line of credit		546			546			546			546
Convertible Notes, Net		579	5,350	D	5,929			5,929			5,929
Accrued Interest		92			92			92			92
Accrued and other current liabilities	924	751	(924)	E	751			751			751
Accrued and other current liabilities - related parties	6	-	(6)	F	-			-			-
Lease liability, current portion	-	224			224			224			224

Total current liabilities	2,795	7,410	2,555		12,760	-		12,760	-		12,760

Non-current liabilities:
Notes payable, net of current portion		288			288			288			288
Note payables to related parties, net of current portion		1,148			1,148			1,148			1,148
Dividends payable		7,661			7,661			7,661			7,661
Gross sales royalty payable		1,000			1,000			1,000			1,000
Lease liability, net of current portion		510			510			510			510
Deferred underwriting commissions	4,428	-	(4,428)	G	-			-			-

Total liabilities	7,223	18,017	(1,873)		23,367	-		23,367	-		23,367

COMMITMENTS AND CONTINGENCIES
Common stock subject to redemption	8,994	-	(8,994)	H	-			-			-

STOCKHOLDERS’ (DEFICIT) EQUITY

Preferred stock	-	-			-			-			-
Common stock	-	-	1	I	1	-	L	1	-	M	1
Additional paid in capital	-	682	5,879	J	6,561	(1,596)	L	4,965	(1,596)	M	3,369
Treasury stock	-	(2,037)			(2,037)			(2,037)			(2,037)
Accumulated deficit	(6,440)	(2,076)	6,872	K	(1,644)			(1,644)			(1,644)

Total stockholders’ (deficit) equity	(6,440)	(3,431)	12,752		2,881	(1,596)		1,285	(1,596)		(311)

TOTAL LIABILITIES AND STOCKHOLDERS’ (DEFICIT) EQUITY	$9,777	$14,586	$1,885		$26,248	$(1,596)		$24,652	$(1,596)		$23,056

149

Pro Forma Condensed Combined Consolidated Statement of Operations

For the Twelve Months Ended March 31, 2023

(Unaudited)

(Amounts in thousands of US$, except for number of shares and per share data)

			Scenario 1			Scenario 2		Scenario 3
			Assuming No			Assuming 50%		Assuming Maximum
			Redemptions into Cash			Redemptions into Cash		Redemptions into Cash
			Pro Forma		Pro Forma Income	Pro Forma	Pro Forma Income	Pro Forma	Pro Forma Income
	DMAC	TruGolf	adjustment		Statement	adjustment	Statement	adjustment	Statement

Revenues	$-	$20,227	$-		$20,227		$20,227		$20,227
Cost of revenues	-	(7,018)	-		(7,018)		(7,018)		(7,018)
Gross loss	-	13,209	-		13,209		13,209		13,209

Operating expenses:
Royalties	-	551	-		551		551		551
Franchise taxes	200	-	-		200		200		200
Salaries, wages and benefits	60	6,973	-		7,033		7,033		7,033
Selling, general and administrative	1,907	4,953	-		6,860		6,860		6,860
Total operating expenses	2,167	12,477	-		14,644		14,644		14,644

Income from operations	(2,167)	732	-		(1,435)		(1,435)		(1,435)

Other income (expenses):
Interest expense	-	(1,589)	632	(AA)	(957)		(957)		(957)
Loss on investment	-	(100)	-		(100)		(100)		(100)
Government grant	-	-	-		-		-		-
Other expenses	-	-	-		-		-		-
Investment income (loss) on investments held in Trust Account	1,824	-	110	(BB)	1,934		1,934		1,934
Total other income	1,824	(1,689)	742		877	-	877	-	877

(Loss) income before income taxes	(343)	(957)	742		(558)		(558)		(558)

Income tax	57	-	546	(CC)	603		603		603

Net (loss)	$(400)	$(957)	$196		$(1,161)		$(1,161)		$(1,161)

Net loss per share
Basic and diluted - Class A	$(0.03)				$(0.14)		$(0.14)		$(0.15)
Basic and diluted - Class B	$(0.03)				$(0.20)		$(0.20)		$(0.20)

Weighted average number of shares
Basic - Class A	10,946,277		(2,791,525)		8,154,752	(139,902)	8,014,850	(139,902)	7,874,948
Diluted - Class A	11,578,777		3,808,475		15,387,252	(139,902)	15,247,350	(139,902)	15,107,448
Basic and diluted - Class B	2,313,390		3,594,863		5,908,253	-	5,908,253	-	5,908,253

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Notes to unaudited pro forma condensed combined financial information

1. Basis of presentation

The unaudited pro forma condensed combined financial statements were prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” Release No. 33-10786 requires pro forma adjustments that depict the accounting for the transaction (“Transaction Accounting Adjustments”) and allows optional pro forma adjustments that present the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (“Management’s Adjustments”). Management has elected not to present Management’s Adjustments and will only be presenting Transaction Accounting Adjustments in the unaudited pro forma condensed combined financial information.

Under each of the three scenarios of (1) no redemption, (2) the 50% redemption and (3) the maximum redemption, the Business Combination transaction will be accounted for as a reverse acquisition and recapitalization, with no goodwill or other intangible assets recorded, in accordance with U.S. GAAP. Under this method of accounting, Deep Medicine will be treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the Business Combination transaction will be treated as the equivalent of TruGolf issuing stock for the net assets of Deep Medicine, accompanied by a recapitalization. The net assets of Deep Medicine will be stated at historical cost, with no goodwill or other intangible assets recorded.

The unaudited pro forma condensed combined balance sheet as of March 31, 2023, giving effect to the transactions as if they have occurred as of that date. The unaudited pro forma condensed combined statement of operations for the twelve months ended March 31, 2023, giving effect to the transactions as if they have occurred as of April 1, 2022 (the beginning of the earliest period presented).

The unaudited pro forma condensed combined financial statements have been developed from and should be read in conjunction with:

(i)	these accompanying notes to the unaudited pro forma condensed combined financial statements;

(ii)	The unaudited pro forma combined balance sheet as of March 31, 2023 has been prepared using the following:

●	audited balance sheet of Deep Medicine as of March 31, 2023;

●	audited balance sheet of TruGolf as of December 31, 2022.

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(iii)	The unaudited pro forma combined statement of operations for the twelve months ended March 31, 2023 has been prepared using the following:

●	audited statement of operations of Deep Medicine for the twelve months ended March 31, 2023;

●	audited statement of operations of TruGolf for the year ended December 31, 2022.

Management has made significant estimates and assumptions in its determination of the pro forma adjustments. As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented.

The pro forma adjustments reflecting the consummation of the Business Combination are based on certain currently available information and certain assumptions and methodologies that Deep Medicine believes are reasonable under the circumstances. The unaudited pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments and it is possible the difference may be material. Deep Medicine believes that these assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Business Combination based on information available to management at the time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

In addition to the Merger Consideration set forth above, the TruGolf Stockholders will also have a contingent right to receive up to an aggregate of an additional 4.5 million Deep Medicine Class A Shares (the “Earnout Shares”), as additional consideration, with each share valued at $10 per share (the “Purchaser Share Price”) during the three (3) year period following the Closing (the “Earnout Period”). The Earnout Shares shall be earned, based on the combined company meeting criteria relating to (i) consolidated gross revenue, (ii) VWAP (as defined below) of Deep Medicine Class A Shares, or (iii) number of qualified franchise locations opened. The Earnout Shares shall be allocated into three tranches consisting of a first tranche of 1,000,000 Earnout Shares (the “First Tranche”), a second tranche of 1,500,000 Earnout Shares (the “Second Tranche”), and third tranche of 2,000,000 Earnout Shares (the “Third Tranche”). The Earnout Shares will be earned as set forth below:

a) The First Tranche will be earned as follows:

(i) in the event that the gross consolidated gross revenue of Deep Medicine and its subsidiaries (the “Gross Revenues”) for 2024 equals or exceeds Thirty Million Dollars ($30,000,000) but is less than Forty Two Million Dollars ($42,000,000), then the TruGolf Stockholders shall be entitled to receive 50% of the First Tranche or (y) in the event that the Gross Revenues for 2024 equals or exceeds Forty Two Million Dollars ($42,000,000), then the TruGolf Stockholders shall be entitled to receive 100% of the First Tranche; or (ii) in the event that the dollar volume-weighted average price (“VWAP”) of the Deep Medicine Class A Shares is at least $13.00 per share for at least twenty (20) out of thirty (30) trading days in the specified period, then the TruGolf Stockholders shall be entitled to received100% of the First Tranche or, in the event that ten (10) or more Qualified Franchise Locations (as defined in the Merger Agreement) are opened prior to the end of the calendar year 2024, then the TruGolf Stockholders shall be entitled to received100% of the First Tranche.

b) The Second Tranche will be earned as follows:

(i) in the event that the Gross Revenues for 2025 equals or exceeds Fifty Million Dollars ($50,000,000) but is less than Sixty Five Million Dollars ($65,000,000), then the TruGolf Stockholders shall be entitled to receive 50% of the Second Tranche or (y) in the event that the Gross Revenues for 2025 equals or exceeds Sixty Five Million Dollars ($65,000,000), then the TruGolf Stockholders shall be entitled to receive 100% of the Second Tranche; or (ii) in the event that the VWAP of Deep Medicine Class A Shares is at least $15.00 per share for at least twenty (20) out of thirty (30) trading days in the specified period, then the TruGolf Stockholders shall be entitled to receive 100% of the Second Tranche or, in the event that thirty (30) or more Qualified Franchise Locations are opened prior to the end of the calendar year 2025, then the TruGolf Stockholders shall be entitled to receive 100% of the Second Tranche.

c) The Third Tranche will be earned as follows:

(i) in the event that the Gross Revenues for 2026 equals or exceeds Eighty Million Dollars ($80,000,000) but is less than One Hundred Million Dollars ($100,000,000), then the TruGolf Stockholders shall be entitled to receive 50% of the Third Tranche or (y) in the event that the Gross Revenues for 2026 equals or exceeds One Hundred Million Dollars ($100,000,000), then the TruGolf Stockholders shall be entitled to receive 100% of the Third Tranche; or (ii) in the event that the VWAP of Deep Medicine Class A Shares is at least $17.00 per share for at least twenty (20) out of thirty (30) trading days in the specified period, then the TruGolf Stockholders shall be entitled to receive 100% of the Third Tranche or, in the event that fifty (50) or more Qualified Franchise Locations are opened prior to the end of the calendar year 2026, then the TruGolf Stockholders shall be entitled to receive 100% of the Third Tranche.

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If at the end of a Price Measurement Period, a Revenue Milestone or a Price Milestone or a Franchise Milestone is not met, TruGolf Stockholder shall not be entitled to receive the applicable portion of the Earnout Shares.

The accounting for the Earnout Shares was first evaluated under ASC 718 to determine if the arrangement represents a share-based payment arrangement. Considering that the Earnout Shares are part of the Merger Consideration and there are no service conditions nor any requirement of TruGolf Stockholders to provide goods or services, we determined that the Earnout Shares are not within the scope of ASC 718. In reaching this conclusion, we focused on the fact that the Earnout Shares are not provided to any holder of options or unvested stock but rather the arrangement is provided only to vested equity holders.

Next, we determined that the Earnout Shares represent a freestanding equity-linked financial instrument to be evaluated under ASC 480. Based upon the analysis, we concluded that the Earnout Shares should not be classified as a liability under ASC 480.

We next considered the conditions in ASC 815-10-15-74 and ASC 815-40 and concluded that the Earnout Shares are not within the scope of ASC 815. Therefore, the Earnout Share arrangement is appropriately classified in equity.

As the merger is accounted for as a reverse recapitalization, the fair value of the Earnout Share arrangement as of the merger date will be accounted for as an equity transaction (as a deemed dividend) as of the closing date of the merger. Since the Earnout Shares are not issued until a Revenue Milestone or a Price Milestone or a Franchise Milestone is met, the Earnout Shares have not been included in the pro forma financial statements.

The unaudited pro forma condensed combined financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the Business Combination taken place on the dates indicated, nor are they indicative of the future results of operations or financial position of the post-combination company. They should be read in conjunction with the historical financial statements and notes thereto of Deep Medicine and TruGolf.

2. Accounting policies

Upon completion of the Business Combination, management will perform a comprehensive review of Deep Medicine’s and TruGolf’s accounting policies. As a result of the review, management may identify differences between the accounting policies of the two entities which, when conformed, could have a material impact on the financial statements of the post-combination company.

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3. Adjustments to unaudited pro forma condensed combined financial information

Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet

The adjustments included in the unaudited pro forma condensed combined balance sheet as of March 31, 2023 are as follows:

(A) Represents pro forma adjustments to cash to reflect the following:

(Amounts in thousands of US$)
Investments held in Trust Account, after redemption of $2,914 thousands on July 13, 2023	$6,557	(1)
Repayment to sponsor’s loan	(2,065	)(2)
Payment of legal fees, and other Deep Medicine transaction-related fees	(2,350	)(3)
Payment of legal fees, and other TruGolf transaction-related fees	(450	)(4)
Proceeds from the convertible debt financing at closing	9,900	(5)
Income tax payment	(546	)(6)
	$11,046

(1)	Reflects the reclassification of $6.6 million of cash held in the Trust Account as of July 13, 2023, after approximately $2,914,230 (approximately $11.41 per share) was removed from the Trust Account to pay the holders who exercised the redemption rights in connection with the Third Extension Meeting, that becomes available at closing of the Business Combination to fund expenses in connection with the Business Combination and to fund future cash needs of New TruGolf.

(2)	Reflects the repayments of the unsecured promissory notes in an aggregate principal amount of $2,065,000, which is comprised of: (i) an unsecured promissory note in the principal amount of $500,000 issued to the Sponsor on March 15, 2021 in connection with a portion of the IPO expense; (ii) an unsecured promissory note in the principal amount of $1,265,000 issued to two affiliates of the Sponsor on October 15, 2022 in connection with the First Extension, from October 29, 2022 to January 29, 2023; and (iii) an unsecured promissory note in the principal amount of $300,000 issued to an affiliate of the Sponsor on February 9, 2023 in connection with the Second Extension, from January 29, 2023 to July 29, 2023, pursuant to which a monthly payment of $50,000 had been deposited into the Trust Account after January 29, 2023 for six months. Pursuant to the fully executed Promissory Notes, each of the Promissory Notes bears no interest and is due and payable upon the earlier of the consummation of Deep Medicine’s initial business combination or the date of the liquidation of Deep Medicine. If Deep Medicine does not complete a business combination, Deep Medicine may use a portion of proceeds held outside the Trust Account to repay the Promissory Notes, but no proceeds held in the Trust Account would be used to repay these loans.

(3)	Reflects the settlement of estimated $2.35 million of Deep Medicine transaction costs at close in connection with the Business Combination. Of the total, $1.4 million relates to advisory, legal and other acquisition-related transaction costs to be incurred and $0.95 million relates to the tail insurance premium for Deep Medicine’s officers and directors. The acquisition-related transaction costs are accounted for as equity issuance costs and the unaudited pro forma balance sheet reflects these costs as a reduction of cash with a corresponding decrease to additional paid in capital.

(4)	Reflects the settlement of estimated $450,000 of TruGolf transaction costs at close in connection with the Business Combination, representing advisory, legal and other acquisition-related transaction costs to be incurred. The acquisition-related transaction costs are accounted for as equity issuance costs and the unaudited pro forma balance sheet reflects these costs as a reduction of cash with a corresponding decrease to additional paid in capital.

(5)	Reflects the proceeds of $9.9 million from the convertible notes, net of 10% OID, which we expect to issue contemporaneously in connection with the Business Combination.

(6)	We estimate our income tax obligations for the year ended March 31, 2023, which we may pay from funds from the IPO held outside of the Trust Account or from interest earned on the funds held in our Trust Account and released to us for this purpose.

(B) Reflects the reclassification of cash held in the Trust Account, after approximately $2,914,230 (approximately $11.41 per share) was removed from the Trust Account to pay the holders who exercised the redemption rights in connection with the Third Extension Meeting, that becomes available at the Closing of the Business Combination to fund expenses in connection with the business combination and to fund future cash needs of New TruGolf. The breakdown is set forth in the following table.

(Amounts in thousands of US$)
Investments held in Trust Account, after redemption of $2,914 thousands on July 13, 2023	$(6,557)
Proceeds from the sponsor’s loan deposited in Trust Account for extension, pursuant to a fully executed Promissory Note	200
Investment income on investments held in Trust Account up to July 13, 2023	110
Redemption payment on July 13, 2023	(2,914)
$(9,161)

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(C) Reflects the repayments of the unsecured promissory notes in an aggregate principal amount of $2,065,000, offset by the proceeds of $200,000 from the sponsor’s loan deposited in Trust Account for extension after March 31, 2023, which is comprised of: (i) an unsecured promissory note in the principal amount of $500,000 issued to the Sponsor on March 15, 2021 in connection with a portion of the IPO expense; (ii) an unsecured promissory note in the principal amount of $1,265,000 issued to two affiliates of the Sponsor on October 15, 2022 in connection with the First Extension, from October 29, 2022 to January 29, 2023; and (iii) an unsecured promissory note in the principal amount of $300,000 issued to an affiliate of the Sponsor on February 9, 2023 in connection with the Second Extension, from January 29, 2023 to July 29, 2023, pursuant to which a monthly payment of $50,000 was deposited into the trust account after January 29, 2023, which was totaled $100,000 as of March 31, 2023, and $200,000 deposited after March 31, 2023. Pursuant to the fully executed Promissory Notes, each of the Promissory Notes bears no interest and is due and payable upon the earlier of the consummation of Deep Medicine’s initial business combination or the date of the liquidation of Deep Medicine. If Deep Medicine does not complete a business combination, Deep Medicine may use a portion of proceeds held outside the Trust Account to repay the Promissory Notes, but no proceeds held in the Trust Account would be used to repay these loans.

(D) Represents pro forma adjustments to convertible notes to reflect the following, which we expect to issue contemporaneously in connection with the Business Combination.

(Amounts in thousands of US$)
Convertible notes funded at Closing	$11,000	(1)
10% Original Issuance Discount	(1,100	)(2)
Debt discount due to the warrants granted	(4,600	)(3)
Reversal of debt discount	50	(4)
	$5,350

(1)	Reflects the principal of certain convertible debt financing in amount of $11 million which will be funded at the Closing of the Business Combination,
(2)	Reflects the 10% Original Issuance Discount pursuant to the debt financing agreement,
(3)	Reflects the fair value of 1 million warrants granted to the debt holders at the Closing, which are exercisable at an initial exercise price of $13.00 per share for five years after the Closing. The fair value of the warrants was estimated to be approximately $4.6 million (or $4.6 per warrant) using the Black-Scholes option-pricing model as of the grant date based on the following assumptions: (1) expected volatility of 57.7%, (2) risk-free interest rate of 3.6% and (3) expected life of five years;
(4)	Reflects the reversal of unamortized debt discount due to the cancellation of warrants, which was granted to TruGolf existing convertible debt holders in 2022. Pursuant to the Warrant Cancellation Agreements entered into on July 10, 2023 between TruGolf and the warrants holders, these warrants shall be cancelled if the Business Combination takes place. If the Business Combination is not closed, the warrants shall remain outstanding.

(E) Reflects the reduction in accrued liabilities related to Deep Medicine transaction costs after the payment of estimated legal, financial advisory and other professional fees at the Closing of the Business Combination.

(F) Reflects the reduction in accrued liabilities due to related parties after the issuance of 300,000 shares of Deep Medicine Common Stock to Deep Medicine’s officers and directors within 10 days following the Closing of the Business Combination. This stock issuance was granted at Deep Medicine’s incorporation. The fair value of this stock issuance was determined by the fair value of the Deep Medicine’s Common Stock on the grant date, at a price of $0.02 per share.

(G) Reflects the repayment of $4,427,500 of transaction fee pursuant to the BCMA due at the Closing, which is expected to be payable to I-Bankers in shares of Deep Medicine Common Stock.

(H) Reflects the reclassification of approximately $6.4 million of Deep Medicine Common Stock subject to possible redemption to permanent equity, after approximately $2,914,230 (approximately $11.41 per share) was removed from the Trust Account to pay the holders who exercised the redemption rights in connection with the Third Extension Meeting, The breakdown is set forth in the following table.

(Amounts in thousands of US$)
Common stock subject to redemption, after redemption of $2,914 thousands on July 13, 2023	$(6,390)
Proceeds from the sponsor’s loan deposited in Trust Account for extension, pursuant to a fully executed Promissory Note	200
Investment income on investments held in Trust Account up to July 13, 2023	110
Redemption payment on July 13, 2023	(2,914)
$(8,994)

(I) Represents pro forma adjustments to reclassify TruGolf Stockholders equity to paid in capital at the Closing of the Business Combination, assuming the conversion of all Deep Medicine Rights, Deep Medicine Common Shares have been issued to I-Bankers and Deep Medicine’s officers and directors, and based on funds in the Trust Account available to Deep Medicine outside of the Trust Account as of July 13, 2023, and all upon the terms and subject to the conditions set forth in the Merger Agreement, but does not take into account (i) any shares reserved for issuance under the Incentive Plan, or (ii) the issuance of any shares relating to any additional Private Placement Units that are issued or issuable to our Sponsor pursuant to the conversion of the Sponsor’s up to $1.5 million working capital loans that were made to Deep Medicine.

(J) Represents pro forma adjustments to additional paid-in capital balance to reflect the following:

(Amounts in thousands of US$)
Reclassification of Deep Medicine public shares subject to redemption, after redemption of $2,914 thousands on July 13, 2023, assuming no additional redemption, to permanent equity	$6,390
Reclassification of Deep Medicine’s historical retained earnings to additional paid in capital as part of the reverse recapitalization	(6,987)
Reduction in additional paid-in capital for acquisition related transaction expenses, net of accrual	(1,876)
Issuance of 300,000 shares to Deep Medicine’s officer and directors, which was granted at Deep Medicine’s incorporation	6
Shares issuance to I-Bankers, which is expected to settle $4,427,500 of deferred underwriters’ fees due at the Closing	4,428
Fair value of 1 million warrants granted in connection with the convertible notes described in (D) above, which we expect to issue contemporaneously with the Closing of this Business Combination	4,600
Cancellation of warrants at Closing, in connection with TruGolf existing convertible notes, pursuant to the Warrant Cancellation Agreements described in (D) 4 above.	(682)
$5,879

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(K) Represents pro forma adjustments to accumulated deficit balance to reflect the following:

(Amounts in thousands of US$)
Reclassification of Deep Medicine’s historical accumulated deficit to additional paid in capital as part of the reverse recapitalization	$6,986
Reflects the estimated income tax payment	(546)
Accretion for Class A common stock to redemption amount in connection with the sponsor’s loan of $200k deposited into Trust Account after March 31, 2023	(200)
Reversal of expenses due to warrants cancellation at Closing, in connection with TruGolf existing convertible notes, pursuant to the Warrant Cancellation Agreements described in (D) 4 above.	632
$6,872

(L) Reflects the redemption of 139,902 Deep Medicine Common Stock for $1.6 million, at a redemption price of $11.41 per share.

(M) Reflects the pro forma adjustment for incremental impact of maximum redemption of 279,804 Deep Medicine Common Stock for a total of $3.2 million while maintaining the Minimum Cash Condition of at least $10,000,000 upon the Closing, after payment of amounts owed to the Sponsor and its affiliates but prior to payment of transaction expenses in an aggregate amount not to exceed One Million Six Hundred Thousand dollars ($1,600,000).

Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations

The pro forma adjustments included in the unaudited pro forma condensed combined statement of operations for the twelve months ended March 31, 2023 are as follows:

(AA) Represents pro forma adjustment to reflect the cancellation of warrants at the Closing of the Business Combination, in connection with TruGolf existing convertible notes. Pursuant to the Warrant Cancellation Agreements entered into on July 10, 2023 between TruGolf and the warrants holders, these warrants shall be cancelled if the Business Combination takes place. If the Business Combination is not closed, the warrants shall remain outstanding.

(BB) Reflects the unrealized gain on marketable securities held in the Trust Account up to July 13, 2023.

(CC) Reflects the estimated income tax liabilities due to the interest income from marketable securities held in the Trust Account.

4. Net loss per Share

Net loss per share is calculated using the historical weighted average shares outstanding, and the issuance of additional shares in connection with the Business Combination, assuming the shares were outstanding since April 1, 2022 for the twelve months ended March 31, 2023. As the Business Combination is being reflected as if it had occurred as of April 1, 2022 (the beginning of the earliest period presented), the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares issuable relating to the Business Combination have been outstanding for the entire period presented. If the maximum number of shares are redeemed, this calculation is retroactively adjusted to eliminate such shares for the entire period.

The unaudited pro forma condensed combined financial information has been prepared assuming three alternative levels of redemption for the twelve months ended March 31, 2023:

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Unaudited Pro Forma Condensed Combined Statements of Operations

(Amounts in thousands of US$, except for number of shares and per share data)

	Year Ended March 31, 2023
	No Redemption	50% Redemption	Maximum Redemption

Pro forma net loss	$(1,161)	$(1,161)	$(1,161)

Pro forma net loss per share
Basic and diluted - Class A (1)	$(0.14)	$(0.14)	$(0.15)
Basic and diluted - Class B (1)	$(0.20)	$(0.20)	$(0.20)

Pro forma weighted average shares outstanding
Basic - Class A
TruGolf Stockholders	2,091,747	2,091,747	2,091,747
Insiders	3,609,650	3,609,650	3,609,650
I-Bankers	613,591	613,591	613,591
Deep Medicine public stockholders	1,839,764	1,699,862	1,559,960
Pro forma weighted average shares outstanding, basic - Class A	8,154,752	8,014,850	7,874,948
Diluted - Class A
Representative warrant	632,500	632,500	632,500
Warrants granted upon convertible debt financing	1,000,000	1,000,000	1,000,000
Shares upon conversion of the convertible debt	1,100,000	1,100,000	1,100,000
Earnout shares	4,500,000	4,500,000	4,500,000
Pro forma weighted average shares outstanding, diluted - Class A	15,387,252	15,247,350	15,107,448

Basic and diluted - Class B
TruGolf Stockholders	5,908,253	5,908,253	5,908,253
Pro forma weighted average shares outstanding, basic and diluted - Class B	5,908,253	5,908,253	5,908,253

(1)	Because Combined Company was in a loss position for each of the periods presented, diluted net loss per share is the same as basic net loss per share for each period, as the inclusion of all potential common stock shares outstanding would have been anti-dilutive. The potentially dilutive securities that were excluded from the diluted per share calculation because they would have been anti-dilutive were as follows:

			Assuming
	Assuming No Redemptions	Assuming 50% Redemptions	Maximum Redemptions

Shares underlying Representative Warrant	632,500	632,500	632,500
Shares underlying Warrants granted upon convertible debt financing	1,000,000	1,000,000	1,000,000
Shares upon conversion of the convertible debt	1,100,000	1,100,000	1,100,000
Earnout shares	4,500,000	4,500,000	4,500,000

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INFORMATION ABOUT DEEP MEDICINE

General

We are a blank check company incorporated on July 8, 2020 as a Delaware corporation and formed for the purpose of effecting a business combination. We intend to effectuate our initial business combination using cash from the proceeds of the IPO and the private placement of the private placement units, the proceeds of the sale of our shares in connection with our initial business combination (including pursuant to forward purchase agreements or backstop agreements we may enter into following the consummation of the IPO or otherwise), shares issued to the owners of the target, debt issued to bank or other lenders or the owners of the target, or a combination of the foregoing.

While we have focused on targets in the healthcare industry with an equity value of approximately $300 million to $1 billion, we have also actively explored business combination targets in other businesses, industries or geographical locations, including, but not limited to, related industries such as consumer packaged goods, health & wellness, technology, pharmaceuticals, manufacturing, distribution, logistics and brand management. On March 31, 2023, we entered into the Initial Merger Agreement. On July 21, 2023, we entered into the Amended and Restated Merger Agreement.

As of March 31, 2023, we had not commenced any operations. All activity for the period from July 8, 2020 (inception) through March 31, 2023, relates to our formation and IPO, which is described below, and subsequent to the IPO, identifying a target company for an initial business combination. We will not generate any operating revenues until after the completion of an initial business combination, at the earliest. We will generate non-operating income in the form of interest income from the cash and marketable securities held in the trust account. We have selected March 31 as our fiscal year end.

On October 29, 2021, we consummated the IPO of 12,650,000 units at $10.00 per unit, which included 1,650,000 units issued pursuant to the full exercise by the underwriters of their over-allotment option, and the private placement of an aggregate of 519,500 private placement units to the Sponsor and I-Bankers at a purchase price of $10.00 per private placement unit, generating gross proceeds of $5,195,000 that closed simultaneously with the closing of the IPO.

In connection with its services as the representative of the underwriters for the IPO and as a result of the full exercise of the over-allotment option, upon the closing of the IPO, we issued 101,200 representative shares to I-Bankers, along with Representative Warrants to purchase 632,500 shares of Class A common stock, equal to 5.0% of the public shares issued in the IPO, which have an exercise price of $12.00 per share. I-Bankers has agreed not to transfer, assign or sell any of representative shares until the completion of the initial business combination. In addition, I-Bankers has agreed (i) to waive its redemption rights with respect to such shares in connection with the completion of the initial business combination and (ii) to waive its rights to liquidating distributions from the trust account with respect to such shares if we fail to complete the initial business combination within the time set forth in the Existing Charter. The Representative Warrants may be exercised for cash or on a cashless basis, at the holder’s option, at any time during the period commencing on the later of the first anniversary of the effective date of the IPO Prospectus and the closing of the initial business combination and terminating on the fifth anniversary of such effectiveness date. The Representative Warrants and such shares purchased pursuant to the Representative Warrants were subject to a lock-up for a period of 180 days immediately following the commencement date of sales in the IPO. The Representative Warrants grant to holders demand and “piggy back” rights for periods of five and seven years, respectively, from the commencement date of sales in the IPO with respect to the registration under the Securities Act of Deep Medicine Class A Shares issuable upon exercise of the Representative Warrants.

Transaction costs amounted to $7,282,500 consisting of $2,530,000 in cash of underwriting commissions, $4,427,500 of the Business Combination Marketing Fee, and $325,000 of other offering costs.

Upon the closing of the IPO, we deposited $127,765,000 ($10.10 per unit) from the proceeds of the IPO and certain proceeds of the sales of the private placement units in the trust account, located in the United States and invested only in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less or in any open-ended investment company that holds itself out as a money market fund selected by us meeting certain conditions of Rule 2a-7 of the Investment Company Act, as determined by us, until the earlier of: (i) the completion of a business combination and (ii) the distribution of the funds held in the trust account, as described below.

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Following the closing of the IPO, cash of $764,101 was held outside of the trust account and was available for working capital purposes. As of March 31, 2023, we had available cash of $595,536 on our balance sheet, including $554,873 distributed from the trust account for tax payments, and a working capital deficit of $2,179,125.

Management has broad discretion with respect to the specific application of the net proceeds of the IPO and the sale of the private placement units, although substantially all of the net proceeds are intended to be applied generally toward consummating a business combination. There is no assurance that we will be able to complete a business combination successfully. We must complete a business combination with one or more operating businesses or assets that together have an aggregate fair market value equal to at least 80% of the net assets held in the trust account (net of amounts disbursed to management for working capital purposes, if permitted, and excluding the amount of any deferred underwriting commissions) at the time of our signing a definitive agreement in connection with our initial business combination. We will only complete a business combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires an interest in the target business or assets sufficient for it not to be required to register as an investment company under the Investment Company Act.

It is the job of the Sponsor and management team to complete our initial business combination. Our management team is led by Humphrey Polanen, our Chief Executive Officer, who has (i) many years of experience in mergers and acquisitions, having been actively involved as an investor and director in various venture capital backed companies in the technology industry, and (ii) served as a director of various private equity funds. We must complete our initial business combination by January 29, 2024. If our initial business combination is not consummated by the end of such period, then our existence will terminate, and we will distribute all amounts in the trust account.

Extension of our Combination Period and Founder Conversion

Our period to complete our initial business combination was extended until January 29, 2023 in the First Extension pursuant to our amended and restated certificate of incorporation and the First Sponsor Affiliate Notes. On December 23, 2022, we held the Second Extension Meeting at which our stockholders approved, among other things, an amendment to our amended and restated certificate of incorporation to (i) extend the date by which we must consummate an initial business combination to July 29, 2023, or such earlier date as determined by the board of directors, and (ii) provide for the right of a holder of Class B common stock to convert into Class A common stock on a one-for-one basis prior to the closing of an initial business combination.

In connection with the vote to approve the above, the holders of 11,819,790 public shares properly exercised their right to redeem such shares for a pro rata portion of the funds in the trust account. As a result, approximately $121 million (approximately $10.24 per share) was removed from the trust account to pay such holders.

On December 23, 2022, stockholders holding all of the issued and outstanding Class B common stock elected to convert their Class B common stock into Class A common stock on a one-for-one basis. As a result, 3,162,500 shares of Class B common stock were cancelled, and 3,162,500 shares of Class A common stock were issued to such holders of the converting Class B common stock.

Following the Founder Conversion and the redemptions in connection with the 2022 Special Meeting, and as of March 31, 2023, we had 4,613,410 shares of Class A common stock issued and outstanding.

On July 13, 2023, Deep Medicine held the Third Extension Meeting of Deep Medicine’s stockholders, at which Deep Medicine’s stockholders approved the Charter Amendment to extend the date by which Deep Medicine must consummate its initial business combination from July 29, 2023 to January 29, 2024, or such earlier date as determined by Deep Medicine’s board of directors. Deep Medicine’s stockholders holding 255,446 Public Shares exercised their right to redeem such shares for a pro rata portion of the funds in Deep Medicine’s trust account. As a result, approximately $2,914,230 (approximately $11.41 per share) was removed from Deep Medicine’s trust account to pay such holders. Following redemptions, Deep Medicine had 4,357,964 Deep Medicine Class A Shares issued and outstanding, including 574,764 Public Shares.

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Chijet Business Combination and Termination

We entered into the Chijet Business Combination Agreement on July 12, 2022, which was amended on (i) September 6, 2022 to extend the due diligence period provided for under the Chijet Business Combination Agreement and (ii) September 16, 2022 to extend the diligence expiration date until September 30, 2022. However, on September 26, 2022, we terminated the Chijet Business Combination Agreement pursuant to a termination notice sent in accordance with the terms and provisions of the Chijet Business Combination Agreement. We were not obligated to pay any penalties pursuant to the terms of the Chijet Business Combination Agreement as a result of such termination.

Acquisition Criteria

A methodical and disciplined approach has been, and if the TruGolf Business Combination is not consummated, may continue to be used to identify and evaluate potential acquisition targets.

●	Nature of products and solutions.

●	Opportunities for accelerating growth.

●	Strong management teams.

These criteria are not exhaustive and we have considered these along with other key criteria along the journey to identify and evaluate companies. There have been company-specific criteria that has emerged as we examined the products and business models of companies. Given the deep and diverse experience of our team, we believe we have been able to discern the product- and company-specific criteria of success and determine the company’s strengths and weaknesses against those criterial and in the case of weaknesses, how our team can be a catalyst in overcoming those weaknesses.

Initial Business Combination

Nasdaq rules require that we must complete one or more business combinations having an aggregate fair market value of at least 80% of the value of the assets held in the trust account (excluding taxes payable on the interest earned on the trust account) at the time of our signing a definitive agreement in connection with our initial business combination. Our board of directors will make the determination as to the fair market value of our initial business combination. If our board of directors is not able to independently determine the fair market value of our initial business combination, we will obtain an opinion from an independent investment banking firm that is a member of FINRA or an independent accounting firm with respect to the satisfaction of such criteria. While we consider it unlikely that our board of directors will not be able to make an independent determination of the fair market value of our initial business combination, it may be unable to do so if it is less familiar or experienced with the business of a particular target or if there is a significant amount of uncertainty as to the value of a target’s assets or prospects. Additionally, pursuant to Nasdaq rules, any initial business combination must be approved by a majority of our independent directors. Based on the valuation analysis of our management and board of directors, we have determined that the fair market value of TruGolf was substantially in excess of 80% of the funds in the trust account and that the 80% test was therefore satisfied.

We anticipate structuring our initial business combination either (i) in such a way so that the post-transaction company in which our public stockholders own shares will own or acquire 100% of the equity interests or assets of the target business or businesses, or (ii) in such a way so that the post-transaction company owns or acquires less than 100% of such interests or assets of the target business in order to meet certain objectives of the target management team or stockholders, or for other reasons. However, we will only complete an initial business combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act. Even if the post-transaction company owns or acquires 50% or more of the voting securities of the target, our stockholders prior to the initial business combination may collectively own a minority interest in the post-transaction company, depending on valuations ascribed to the target and us in the initial business combination. For example, we could pursue a transaction in which we issue a substantial number of new shares in exchange for all of the outstanding capital stock of a target. In this case, we would acquire a 100% controlling interest in the target. However, as a result of the issuance of a substantial number of new shares, our stockholders immediately prior to our initial business combination could own less than a majority of our outstanding shares subsequent to our initial business combination.

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If less than 100% of the equity interests or assets of a target business or businesses are owned or acquired by the post-transaction company, the portion of such business or businesses that is owned or acquired is what will be taken into account for purposes of Nasdaq’s 80% of net assets test. If the initial business combination involves more than one target business, the 80% of net assets test will be based on the aggregate value of all of the transactions and we will treat the target businesses together as the initial business combination for purposes of a tender offer or for seeking stockholder approval, as applicable.

Our Business Combination Process

In evaluating prospective business combinations, we conduct a thorough due diligence review process that encompasses, among other things, a review of historical and projected financial and operating data, meetings with management and their advisors (if applicable), on-site inspection of facilities and assets, discussion with customers and suppliers, legal reviews and other reviews as we deem appropriate.

We are not prohibited from pursuing an initial business combination with a company that is affiliated with our sponsor or our officers or directors. Our sponsor, owns approximately a 3% equity interest in TruGolf that was received as consideration for services provided under a service agreement with TruGolf. Although the ownership interest of the sponsor in TruGolf may not rise to the level that it would cause TruGolf to be deemed to be affiliated with our sponsor, officers or directors, our directors, have obtained an opinion from an independent financial advisory firm that the initial business combination is fair to our Company from a financial point of view.

We will issue to our officers and our directors an aggregate of 300,000 post business combination shares within 10 days following the business combination, with the same lock-up restrictions and registration rights as the founder shares. Because of this arrangement, our sponsor and our officers and directors may have a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate our initial business combination. Further, each of our officers and directors may have a conflict of interest with respect to evaluating a particular business combination if the retention or resignation of any such officers and directors were to be included by a target business as a condition to any agreement with respect to our initial business combination.

Each of our officers and directors presently has, and any of them in the future may have additional, fiduciary or contractual obligations to other entities pursuant to which such officer or director is or will be required to present a business combination opportunity. Accordingly, if any of our officers or directors becomes aware of a business combination opportunity which is suitable for an entity to which he or she has then-current fiduciary or contractual obligations, he or she will honor his or her fiduciary or contractual obligations to present such opportunity to such entity. We believe, however, that the fiduciary duties or contractual obligations of our officers or directors will not materially affect our ability to complete our initial business combination. Our amended and restated certificate of incorporation provides that we renounce our interest in any corporate opportunity offered to any director or officer unless such opportunity is expressly offered to such person solely in his or her capacity as a director or officer of our company and such opportunity is one we are legally and contractually permitted to undertake and would otherwise be reasonable for us to pursue, and to the extent the director or officer is permitted to refer that opportunity to us without violating another legal obligation.

Our Management Team

Members of our management team are not obligated to devote any specific number of hours to our matters but they devote as much of their time as they deem necessary to our affairs until we have completed our initial business combination. The amount of time that any member of our management team will devote in any time period varies based on the current stage of the business combination process.

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We believe our management team’s operating and transaction experience and relationships with companies have provided, and if the Business Combination is not consummated, may continue to provide us with a substantial number of potential business combination targets. Over the course of their careers, the members of our management team have developed a broad network of contacts and corporate relationships in various industries. This network has grown through the activities of our management team sourcing, acquiring and financing businesses, our management team’s relationships with sellers, financing sources and target management teams and the experience of our management team in executing transactions under varying economic and financial market conditions.

Status as a Public Company

We believe our structure makes us an attractive business combination partner to target businesses. As a public company, we offer a target business an alternative to the traditional initial public offering through a merger or other business combination with us. Following an initial business combination, we believe the target business would have greater access to capital and additional means of creating management incentives that are better aligned with stockholders’ interests than it would as a private company. A target business can further benefit by augmenting its profile among potential new customers and vendors and aid in attracting talented employees. In a business combination transaction with us, the owners of the target business may, for example, exchange their shares of stock in the target business for our shares of Class A common stock (or shares of a new holding company) or for a combination of our shares of Class A common stock and cash, allowing us to tailor the consideration to the specific needs of the sellers.

Although there are various costs and obligations associated with being a public company, we believe target businesses will find this method a more expeditious and cost-effective method to becoming a public company than the typical initial public offering. The typical initial public offering process takes a significantly longer period of time than the typical business combination transaction process, and there are significant expenses in the initial public offering process, including underwriting discounts and commissions, marketing and road show efforts that may not be present to the same extent in connection with an initial business combination with us.

Furthermore, once a proposed initial business combination is completed, the target business will have effectively become public, whereas an initial public offering is always subject to the underwriters’ ability to complete the offering, as well as general market conditions, which could delay or prevent the offering from occurring or could have negative valuation consequences. Following an initial business combination, we believe the target business would then have greater access to capital and an additional means of providing management incentives consistent with stockholders’ interests and the ability to use its shares as currency for acquisitions. Being a public company can offer further benefits by augmenting a company’s profile among potential new customers and vendors and aid in attracting talented employees.

While we believe that our structure and our management team’s backgrounds will make us an attractive business partner, some potential target businesses may view our status as a blank check company, such as our lack of an operating history and our ability to seek stockholder approval of any proposed initial business combination, negatively.

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. As such, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statement/prospectus, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. If some investors find our securities less attractive as a result, there may be a less active trading market for our securities and the prices of our securities may be more volatile.

In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We intend to take advantage of the benefits of this extended transition period.

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We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following October 29, 2026, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Class A common stock that is held by non-affiliates exceeds $700 million as of the prior September 30, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

Additionally, we are a “smaller reporting company” as defined in Rule 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We will remain a smaller reporting company until the last day of the fiscal year in which (1) the market value of our common stock held by non-affiliates exceeds $250 million as of the end of the prior September 30, or (2) our annual revenues exceeded $100 million during such completed fiscal year and the market value of our common stock held by non-affiliates exceeds $700 million as of the prior September 30.

Offering Structure

Unlike other blank check companies that sold units comprised of shares of common stock and warrants to purchase a full share of common stock in their initial public offerings, we sold units, each unit comprised of one share of Class A common stock and one right that entitles the holder thereof to receive one-tenth (1/10) of one share of Class A common stock upon consummation of our initial business combination. Our management believes that investors in similarly structured blank check offerings, and those likely to invest in the IPO, have come to expect the units of such companies to include one share of common stock and another security which would allow the holders to acquire additional shares of common stock. Without the ability to acquire such additional shares of common stock, our management believes the investors would not be willing to purchase units in such companies’ initial public offerings. Accordingly, because the number of shares ordinarily issuable upon exercise of the warrants found in the structure of other blank check initial public offerings is lessened in our case (since units often consist of a whole warrant that entitles the holder thereof to receive a full share of common stock as opposed to the one-tenth (1/10) of one share the rights entitle a holder to receive), our management believes we may be viewed more favorably by potential target companies when determining which company to engage in a business combination with. However, our management may be incorrect in this belief.

Financial Position

With funds available for an initial business combination as of July 13, 2023 in the amount of approximately $6,557,121, after approximately $2,914,230 (approximately $11.41 per share) was removed from the Trust Account to pay the holders who exercised the redemption rights in connection with the Third Extension Meeting, assuming no further redemptions and after reducing the balance for income taxes payable and after payment of $4,427,500 of Marketing Fee payable to I-Bankers, in each case before fees and expenses associated with our initial business combination, together with the Marketing Fee, we offer a target business a variety of options such as creating a liquidity event for its owners, providing capital for the potential growth and expansion of its operations or strengthening its balance sheet by reducing its debt or leverage ratio. Because we are able to complete our initial business combination using our cash, debt or equity securities, or a combination of the foregoing, we have the flexibility to use the most efficient combination that will allow us to tailor the consideration to be paid to the target business to fit its needs and desires. However, we have not taken any steps to secure third party financing and there can be no assurance it will be available to us.

Effecting Our Initial Business Combination

We are not presently engaged in, and we will not engage in, any operations for an indefinite period of time following the IPO. We intend to effectuate our initial business combination using cash from the proceeds of the IPO and the private placement, the proceeds of the sale of our shares in connection with our initial business combination (including pursuant to forward purchase agreements or backstop agreements we may enter into following the consummation of the IPO or otherwise), shares issued to the owners of the target, debt issued to bank or other lenders or the owners of the target, or a combination of the foregoing. We may seek to complete our initial business combination with a company or business that may be financially unstable or in its early stages of development or growth, which would subject us to the numerous risks inherent in such companies and businesses.

If our initial business combination is paid for using equity or debt securities, or not all of the funds released from the trust account are used for payment of the consideration in connection with our initial business combination or used for redemptions of our Class A common stock, we may apply the balance of the cash released to us from the trust account for general corporate purposes, including for maintenance or expansion of operations of the post-transaction company, the payment of principal or interest due on indebtedness incurred in completing our initial business combination, to fund the purchase of other companies or for working capital.

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We may seek to raise additional funds through a private offering of debt or equity securities in connection with the completion of our initial business combination, and we may effectuate our initial business combination using the proceeds of such offering rather than using the amounts held in the trust account. In addition, we intend to target businesses larger than we could acquire with the net proceeds of the IPO and the sale of the private placement units, and may as a result be required to seek additional financing to complete such proposed initial business combination. Subject to compliance with applicable securities laws, we would expect to complete such financing only simultaneously with the completion of our initial business combination. In the case of an initial business combination funded with assets other than the trust account assets, our proxy materials or tender offer documents disclosing the initial business combination would disclose the terms of the financing and, only if required by law, we would seek stockholder approval of such financing. There are no prohibitions on our ability to raise funds privately, or through loans in connection with our initial business combination. At this time, we are not a party to any arrangement or understanding with any third party with respect to raising any additional funds through the sale of securities or otherwise.

Sources of Target Businesses

Target business candidates have been and may continue to be brought to our attention from various unaffiliated sources, including investment bankers and investment professionals. Target businesses have been and may continue to be brought to our attention by such unaffiliated sources as a result of being solicited by us by calls or mailings. These sources may also introduce us to target businesses in which they think we may be interested on an unsolicited basis, since many of these sources will have read our public filings with the SEC and know what types of businesses we are targeting. Our officers and directors, as well as our sponsor and their affiliates, may also bring to our attention target business candidates that they become aware of through their business contacts as a result of formal or informal inquiries or discussions they may have, as well as attending trade shows or conventions. In addition, we received a number of proprietary deal flow opportunities that would not otherwise necessarily be available to us as a result of the business relationships of our officers and directors and our sponsor and their affiliates.

Additionally, pursuant to a business combination marketing agreement, we engaged I-Bankers as an advisor in connection with our business combination and will pay I-Bankers the Marketing Fee for such marketing services upon the consummation of our initial business combination. I-Bankers’ financial interests tied to the consummation of a business combination transaction may give rise to potential conflicts of interest in providing any such additional services to us, including potential conflicts of interest in connection with the sourcing and consummation of an initial business combination.

In no event, however, will our sponsor or any of our existing officers or directors, or any entity with which our sponsor or officers are affiliated, be paid any finder’s fee, reimbursement, consulting fee, monies in respect of any payment of a loan or other compensation by the company prior to, or in connection with any services rendered for any services they render in order to effectuate, the completion of our initial business combination (regardless of the type of transaction that it is). None of our sponsor, executive officers or directors, or any of their respective affiliates, is allowed to receive any compensation, finder’s fees or consulting fees from a prospective business combination target in connection with a contemplated initial business combination prior to the business combination. However, we will issue to our officers and directors an aggregate of 300,000 post business combination shares, with the same lock-up restrictions and registration rights as the founder shares. Some of our officers and directors may enter into employment or consulting agreements with the post-transaction company following our initial business combination. The presence or absence of any such fees or arrangements will not be used as a criterion in our selection process of an initial business combination candidate.

We are not prohibited from pursuing an initial business combination with an initial business combination target that is affiliated with our sponsor, officers or directors or making the initial business combination through a joint venture or other form of shared ownership with our sponsor, officers or directors. While the sponsor’s equity interest in TruGolf may not rise to the level that would cause TruGolf to be deemed to be affiliated with our sponsor, executive officers or directors, in the event we do not consummate the Business Combination and we seek to complete our initial business combination with an initial business combination target that is affiliated with our sponsor, officers or directors, we, or a committee of independent directors, would obtain an opinion from an independent investment banking firm which is a member of FINRA or an independent accounting firm that such an initial business combination is fair to our company from a financial point of view. We are not required to obtain such an opinion in any other context.

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If any of our officers or directors becomes aware of an initial business combination opportunity that falls within the line of business of any entity to which he or she has pre-existing fiduciary or contractual obligations, he or she may be required to present such business combination opportunity to such entity prior to presenting such business combination opportunity to us. Our officers and directors currently have certain relevant fiduciary duties or contractual obligations that may take priority over their duties to us.

Selection of a Target Business and Structuring of our Initial Business Combination

Nasdaq rules require that we must complete one or more business combinations having an aggregate fair market value of at least 80% of the value of the assets held in the trust account (excluding taxes payable on the interest earned on the trust account) at the time of our signing a definitive agreement in connection with our initial business combination. The fair market value of our initial business combination will be determined by our board of directors based upon one or more standards generally accepted by the financial community, such as discounted cash flow valuation, a valuation based on trading multiples of comparable public businesses or a valuation based on the financial metrics of M&A transactions of comparable businesses. If our board of directors is not able to independently determine the fair market value of our initial business combination, we will obtain an opinion from an independent investment banking firm that is a member of FINRA or an independent accounting firm with respect to the satisfaction of such criteria. While we consider it unlikely that our board of directors will not be able to make an independent determination of the fair market value of our initial business combination, it may be unable to do so if it is less familiar or experienced with the business of a particular target or if there is a significant amount of uncertainty as to the value of a target’s assets or prospects. We do not intend to purchase multiple businesses in unrelated industries in conjunction with our initial business combination. Subject to this requirement, our management will have virtually unrestricted flexibility in identifying and selecting one or more prospective target businesses, although we will not be permitted to effectuate our initial business combination with another blank check company or a similar company with nominal operations.

In any case, we will only complete an initial business combination in which we own or acquire 50% or more of the outstanding voting securities of the target or otherwise acquire a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act. If we own or acquire less than 100% of the equity interests or assets of a target business or businesses, the portion of such business or businesses that are owned or acquired by the post-transaction company is what will be taken into account for purposes of Nasdaq’s 80% of net assets test. There is no basis for investors in the IPO to evaluate the possible merits or risks of any target business with which we may ultimately complete our initial business combination.

To the extent we effect our initial business combination with a company or business that may be financially unstable or in its early stages of development or growth we may be affected by numerous risks inherent in such company or business. Although our management will endeavor to evaluate the risks inherent in a particular target business, we cannot assure you that we will properly ascertain or assess all significant risk factors.

In evaluating a prospective business target, we conduct a thorough due diligence review, which encompasses among other things, meetings with incumbent management and employees, document reviews, interviews of customers and suppliers, inspection of facilities, as well as a review of financial and other information that are made available to us.

Any costs incurred with respect to the identification and evaluation of a prospective target business with which our initial business combination is not ultimately completed will result in our incurring losses and will reduce the funds we can use to complete another business combination.

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Lack of Business Diversification

For an indefinite period of time after the completion of our initial business combination, the prospects for our success may depend entirely on the future performance of a single business. Unlike other entities that have the resources to complete business combinations with multiple entities in one or several industries, it is probable that we will not have the resources to diversify our operations and mitigate the risks of being in a single line of business. By completing our initial business combination with only a single entity, our lack of diversification may:

●	subject us to negative economic, competitive and regulatory developments, any or all of which may have a substantial adverse impact on the particular industry in which we operate after our initial business combination, and

●	cause us to depend on the marketing and sale of a single product or limited number of products or services.

Limited Ability to Evaluate the Target’s Management Team

Although we closely scrutinize the management of a prospective target business, including the management team of TruGolf, when evaluating the desirability of effecting our initial business combination with that business, and plan to continue to do so if the Business Combination is not consummated and we seek another initial business combination], our assessment of the target business’ management may not prove to be correct. In addition, the future management may not have the necessary skills, qualifications or abilities to manage a public company. Furthermore, the future role of members of our management team, if any, in the target business cannot presently be stated with any certainty. The determination as to whether any of the members of our management team will remain with the combined company will be made at the time of our initial business combination. While it is possible that one or more of our directors will remain associated in some capacity with us following our initial business combination, including the Business Combination, it is unlikely that any of them will devote their full efforts to our affairs subsequent to our initial business combination. Moreover, we cannot assure you that members of our management team will have significant experience or knowledge relating to the operations of the particular target business.

We cannot assure you that any of our key personnel will remain in senior management or advisory positions with New TruGolf. The determination as to whether any of our key personnel will remain with New TruGolf will be made at the time of our initial business combination.

Following an initial business combination, we may seek to recruit additional managers to supplement the incumbent management of the target business. We cannot assure you that we will have the ability to recruit additional managers, or that additional managers will have the requisite skills, knowledge or experience necessary to enhance the incumbent management.

Redemption of Public Shares and Liquidation if No Initial Business Combination

Deep Medicine’s Existing Charter provides that Deep Medicine will have until January 29, 2024 to complete its initial business combination. If Deep Medicine is unable to complete its initial business combination by January 29, 2024 (unless extended by Deep Medicine’s stockholders), Deep Medicine will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than 10 business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the trust account and not previously released to us to pay Deep Medicine’s taxes (less up to $50,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of Deep Medicine’s remaining stockholders and the Deep Medicine Board, liquidate and dissolve, subject in each case to Deep Medicine’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to Deep Medicine’s rights, which will expire worthless if Deep Medicine fails to complete its initial business combination by January 29, 2024 (unless extended by Deep Medicine’s stockholders).

Pursuant to the Insider Letter, Deep Medicine’s Sponsor, officers and directors have waived their rights to liquidating distributions from the Trust Account with respect to any Founder Shares held by them if Deep Medicine fails to complete its initial business combination within the period set forth in Deep Medicine’s amended and restated certificate of incorporation. This waiver was made at the time of the IPO for no additional consideration. However, if Deep Medicine’s Sponsor, officers or directors acquire Public Shares in or after the IPO, they will be entitled to liquidating distributions from the Trust Account with respect to such Public Shares if Deep Medicine fails to complete its initial business combination within the allotted time period.

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Deep Medicine’s Sponsor, officers and directors have agreed that they will not propose any amendment to Deep Medicine’s to (A) modify the substance or timing of Deep Medicine’s obligation to provide for the redemption of Deep Medicine’s Public shares in connection with an initial business combination or to redeem 100% of Deep Medicine’s Public Shares if Deep Medicine does not complete its initial business combination by January 29, 2024 (unless extended by Deep Medicine’s stockholders) or (B) with respect to any other provisions relating to stockholders’ rights or pre-initial business combination activity, unless Deep Medicine provides its public stockholders with the opportunity to redeem their Deep Medicine Class A Common Shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to Deep Medicine to pay its taxes, divided by the number of then outstanding Public Shares. However, unless the NTA Proposal is approved, Deep Medicine will only redeem its Public Shares so long as (after such redemption) Deep Medicine’s net tangible assets will be at least $5,000,001 either immediately prior to or upon consummation of Deep Medicine’s initial business combination and after payment of deferred underwriter’s fees and commissions.

Deep Medicine expects that all costs and expenses associated with implementing its plan of dissolution, as well as payments to any creditors, will be funded from amounts remaining out of proceeds held outside the Trust Account, although Deep Medicine cannot assure you that there will be sufficient funds for such purpose. Deep Medicine depends on sufficient interest being earned on the proceeds held in the Trust Account to pay any tax obligations it may owe. However, if those funds are not sufficient to cover the costs and expenses associated with implementing its plan of dissolution, to the extent that there is any interest accrued in the Trust Account not required to pay taxes, Deep Medicine may request the trustee to release to it an additional amount of up to $50,000 of such accrued interest to pay those costs and expenses.

Prior to removing any interest, if any, earned on the Trust Account and not previously released to Deep Medicine to pay taxes, the per-share redemption amount received by stockholders upon Deep Medicine’s dissolution would be approximately $11.[    ] as of the Record Date. The proceeds deposited in the Trust Account could, however, become subject to the claims of Deep Medicine’s creditors which would have higher priority than the claims of its public stockholders. Deep Medicine cannot assure you that the actual per-share redemption amount received by stockholders will not be substantially less than $11.[    ]. Under Section 281(b) of the DGCL, Deep Medicine’s plan of dissolution must provide for all claims against Deep Medicine to be paid in full or make provision for payments to be made in full, as applicable, if there are sufficient assets. These claims must be paid or provided for before Deep Medicine makes any distribution of its remaining assets to its stockholders. While Deep Medicine intends to pay such amounts, if any, Deep Medicine cannot assure you that it will have funds sufficient to pay or provide for all creditors’ claims.

Although Deep Medicine has and will seek to have all vendors, service providers, prospective target businesses and other entities with which Deep Medicine does business execute agreements with Deep Medicine waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of Deep Medicine’s public stockholders, such parties may not execute such agreements or even if they execute such agreements, they may not be prevented from bringing claims against the Trust Account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain advantage with respect to a claim against Deep Medicine’s assets, including the funds held in the Trust Account. If any third party refuses to enter into an agreement waiving such claims to the monies held in the Trust Account, Deep Medicine’s management will consider whether competitive alternatives are reasonably available to Deep Medicine, and will only enter into an agreement with such third party if Deep Medicine’s management believes that such third party’s engagement would be in the best interests of Deep Medicine under the circumstances. Examples of possible instances where Deep Medicine may engage a third party that refuses to execute a waiver include the engagement of a third-party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. MaloneBailey LLP, Deep Medicine’s independent registered public accounting firm, and the IPO Underwriters did not execute agreements with Deep Medicine waiving such claims to the monies held in the Trust Account.

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In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with Deep Medicine and will not seek recourse against the Trust Account for any reason. Upon redemption of Deep Medicine’s Public Shares, if Deep Medicine is unable to complete its initial business combination within the prescribed timeframe, or upon the exercise of a redemption right in connection with Deep Medicine’s initial business combination, Deep Medicine will be required to provide for payment of claims of creditors that were not waived that may be brought against Deep Medicine within the 10 years following redemption. Accordingly, the per-share redemption amount received by public stockholders could be less than the $10.00 per share initially held in the Trust Account, due to claims of such creditors. Pursuant to the Insider Letter, the Sponsor has agreed that it will be liable if and to the extent any claims by a third party for services rendered or products sold to Deep Medicine, or a prospective target business with which Deep Medicine has entered into a written letter of intent, confidentiality or similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.10 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.10 per share due to reductions in the value of the trust assets, less taxes payable; provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under Deep Medicine’s indemnity of the IPO Underwriters against certain liabilities, including liabilities under the Securities Act. However, Deep Medicine has not asked the Sponsor to reserve for such indemnification obligations, nor has Deep Medicine independently verified whether the Sponsor has sufficient funds to satisfy their indemnity obligations, and believe that the Sponsor’s only assets are securities of Deep Medicine. Therefore, Deep Medicine cannot assure you that the Sponsor would be able to satisfy those obligations. As a result, if any such claims were successfully made against the Trust Account, the funds available for Deep Medicine’s initial business combination and redemptions could be reduced to less than $10.00 per Public Share. In such event, Deep Medicine may not be able to complete its initial business combination, and you would receive such lesser amount per share in connection with any redemption of your Public Shares. None of Deep Medicine’s officers or directors will indemnify Deep Medicine for claims by third parties, including, without limitation, claims by vendors and prospective target businesses.

In the event that the proceeds in the Trust Account are reduced below (i) $10.00 per Public Share or (ii) such lesser amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, due to reductions in value of the trust assets, in each case net of the amount of interest which may be withdrawn to pay taxes, and the Sponsor asserts that it is unable to satisfy its indemnification obligations or that it has no indemnification obligations related to a particular claim, Deep Medicine’s independent directors would determine whether to take legal action against the Sponsor to enforce its indemnification obligations. While Deep Medicine currently expects that Deep Medicine’s independent directors would take legal action on Deep Medicine’s behalf against the Sponsor to enforce its indemnification obligations to Deep Medicine, it is possible that Deep Medicine’s independent directors in exercising their business judgment may choose not to do so if, for example, the cost of such legal action is deemed by the independent directors to be too high relative to the amount recoverable or if the independent directors determine that a favorable outcome is not likely. Deep Medicine has not asked the Sponsor to reserve for such indemnification obligations and Deep Medicine cannot assure you that the Sponsor would be able to satisfy those obligations, and believes that the Sponsor’s only assets are securities of our company. Accordingly, Deep Medicine cannot assure you that due to claims of creditors the actual value of the per-share redemption price will not be less than $10.10 per Public Share.

Deep Medicine will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers, prospective target businesses or other entities with which it does business execute agreements with Deep Medicine waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account. The Sponsor will also not be liable as to any claims under Deep Medicine’s indemnity of the underwriters of Deep Medicine’s IPO against certain liabilities, including liabilities under the Securities Act. Deep Medicine will have access to up to approximately $[    ] of funds held outside the Trust Account, as of [    ], 2023, with which to pay any such potential claims (including costs and expenses incurred in connection with its liquidation, currently estimated to be no more than approximately $50,000). In the event that Deep Medicine liquidates and it is subsequently determined that the reserve for claims and liabilities is insufficient, stockholders who received funds from Deep Medicine’s Trust Account could be liable for claims made by creditors.

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Under the DGCL, stockholders may be held liable for claims by third parties against a corporation to the extent of distributions received by them in a dissolution. The pro rata portion of Deep Medicine’s Trust Account distributed to Deep Medicine’s public stockholders upon the redemption of Deep Medicine’s Public Shares in the event Deep Medicine does not complete its initial business combination before January 29, 2024 (unless extended by Deep Medicine’s stockholders) may be considered a liquidating distribution under Delaware law. If the corporation complies with certain procedures set forth in Section 280 of the DGCL intended to ensure that it makes reasonable provision for all claims against it, including a 60-day notice period during which any third-party claims can be brought against the corporation, a 90-day period during which the corporation may reject any claims brought, and an additional 150-day waiting period before any liquidating distributions are made to stockholders, any liability of stockholders with respect to a liquidating distribution is limited to the lesser of such stockholder’s pro rata share of the claim or the amount distributed to the stockholder, and any liability of the stockholder would be barred after the third anniversary of the dissolution.

Furthermore, if the pro rata portion of the Trust Account distributed to Deep Medicine’s public stockholders upon the redemption of Deep Medicine’s Public Shares in the event Deep Medicine does not complete its initial business combination before January 29, 2024 (unless extended by Deep Medicine’s stockholders), is not considered a liquidating distribution under Delaware law and such redemption distribution is deemed to be unlawful (potentially due to the imposition of legal proceedings that a party may bring or due to other circumstances that are currently unknown), then pursuant to Section 174 of the DGCL, the statute of limitations for claims of creditors could then be six years after the unlawful redemption distribution, instead of three years, as in the case of a liquidating distribution. If Deep Medicine is unable to complete its initial business combination before January 29, 2024 (unless extended by Deep Medicine’s stockholders), Deep Medicine will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to Deep Medicine to pay Deep Medicine’s taxes (less up to $50,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any) and (iii) as promptly as reasonably possible following such redemption, subject to the approval of Deep Medicine’s remaining stockholders and the Deep Medicine Board, dissolve and liquidate, subject in each case to Deep Medicine’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. Accordingly, it is Deep Medicine’s intention to redeem Deep Medicine’s Public Shares as soon as reasonably possible following January 29, 2024 (unless extended by Deep Medicine’s stockholders), and, therefore, Deep Medicine does not intend to comply with those procedures. As such, Deep Medicine’s stockholders could potentially be liable for any claims to the extent of distributions received by them (but no more) and any liability of Deep Medicine’s stockholders may extend well beyond the third anniversary of such date.

Because Deep Medicine will not be complying with Section 280 of the DGCL, Section 281(b) of the DGCL requires it to adopt a plan, based on facts known to it at such time, that will provide for Deep Medicine’s payment of all existing and pending claims or claims that may be potentially brought against it within the subsequent 10 years. However, because Deep Medicine is a blank check company rather than an operating company, and Deep Medicine’s operations will be limited to searching for prospective target businesses to acquire, the only likely claims to arise would be from Deep Medicine’s vendors (such as lawyers, investment bankers, etc.) or prospective target businesses. As described above, pursuant to the obligation contained in Deep Medicine’s IPO underwriting agreement, Deep Medicine has and will seek to have all vendors, service providers, prospective target businesses or other entities with which Deep Medicine does business execute agreements with it waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account. As a result of this obligation, the claims that could be made against Deep Medicine are significantly limited and the likelihood that any claim that would result in any liability extending to the Trust Account is remote. Further, the Sponsor may be liable only to the extent necessary to ensure that the amounts in the Trust Account are not reduced below (i) $10.10 per Public Share or (ii) such lesser amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, due to reductions in value of the trust assets, in each case net of the amount of interest withdrawn to pay taxes and will not be liable as to any claims under Deep Medicine’s indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act. In the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims.

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If Deep Medicine files a bankruptcy petition or an involuntary bankruptcy petition is filed against it that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in Deep Medicine’s bankruptcy estate and subject to the claims of third parties with priority over the claims of Deep Medicine’s stockholders. To the extent any bankruptcy claims deplete the Trust Account, Deep Medicine cannot assure you it will be able to return $10.10 per share to its public stockholders. Additionally, if Deep Medicine files a bankruptcy petition or an involuntary bankruptcy petition is filed against it that is not dismissed, any distributions received by stockholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover some or all amounts received by Deep Medicine’s stockholders. Furthermore, the Deep Medicine Board may be viewed as having breached its fiduciary duty to Deep Medicine’s creditors and/or may have acted in bad faith, and thereby exposing itself and Deep Medicine to claims of punitive damages, by paying public stockholders from the Trust Account prior to addressing the claims of creditors. Deep Medicine cannot assure you that claims will not be brought against it for these reasons.

Deep Medicine’s public stockholders will be entitled to receive funds from the Trust Account only upon the earlier to occur of: (i) the completion of Deep Medicine’s initial business combination, (ii) the redemption of any Public Shares properly submitted in connection with a stockholder vote to amend any provisions of Deep Medicine’s Existing Charter to (A) modify the substance or timing of Deep Medicine’s obligation to provide for the redemption of Deep Medicine’s Public Shares in connection with an initial business combination or to redeem 100% of Deep Medicine’s Public Shares if Deep Medicine does not complete its initial business combination before January 29, 2024 (unless extended by Deep Medicine’s stockholders) or (B) with respect to any other provisions relating to stockholders’ rights or pre-initial business combination activity, and (iii) the redemption of all of Deep Medicine’s Public Shares if Deep Medicine is unable to complete its business combination before January 29, 2024 (unless extended by Deep Medicine’s stockholders), subject to applicable law. In no other circumstances will a stockholder have any right or interest of any kind to or in the Trust Account. In connection with stockholder approval for the Business Combination, a stockholder’s voting in connection with the Business Combination alone will not result in a stockholder’s redeeming its shares to Deep Medicine for an applicable pro rata share of the Trust Account. Such stockholder must have also exercised its redemption rights as described above. These provisions of Deep Medicine’s Existing Charter, like all provisions of Deep Medicine’s Existing Charter, may be amended with a stockholder vote.

Facilities

Deep Medicine’s executive offices are located at 595 Madison Avenue, 12th Floor, New York, NY 10017, and Deep Medicine’s telephone number is (917) 289-2776. Deep Medicine considers its current office space adequate for its current operations. Upon consummation of the Business Combination, the principal executive offices of Deep Medicine will be those of TruGolf.

Employees

Deep Medicine currently has 2 officers. These individuals are not obligated to devote any specific number of hours to our matters but they intend to devote as much of their time as they deem necessary to Deep Medicine’s affairs until Deep Medicine has completed its initial business combination. The amount of time they will devote in any time period will vary based on whether a target business has been selected for Deep Medicine’s initial business combination and the stage of the initial business combination process Deep Medicine is in.

Periodic Reporting and Financial Information

Deep Medicine Class A Shares and Public Rights are registered under the Exchange Act and Deep Medicine has reporting obligations, including the requirement that it file annual, quarterly and current reports with the SEC. In accordance with the requirements of the Exchange Act, Deep Medicine’s annual reports contain financial statements audited and reported on by its independent registered public accounting firm.

Legal Proceedings

There is no material litigation, arbitration or governmental proceeding currently pending against Deep Medicine or any members of Deep Medicine’s management team in their capacity as such.

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Directors and Executive Officers

The below lists Deep Medicine’s officers and directors as of the date hereof. Concurrently with the Closing, certain of Deep Medicine’s officers and directors will resign from their respective positions at Deep Medicine.

Name	Age	Position/Title
Humphrey P. Polanen	74	Chief Executive Officer and Chairman of the Board
Weixuan Luo	50	Chief Financial Officer
Ronald M. Razmi, MD	53	Director
Tina Spires	46	Director
HongLiang Ren	43	Director
Wanlei Miao	60	Director
John Chiang	60	Director

The experience of our directors and executive officers is as follows:

Humphrey P. Polanen, our Chief Executive Officer and Chairman of the Board since September 2020, is the Chief Executive Officer and managing member of NeoVista Ventures LLC, a healthcare focused holding company. Mr. Polanen was the director of Heritage Commerce Corp (Nasdaq: HTBK), a bank holding company offering a wide array of business and personal banking services, from 1994 to April 2016. Since 1999, Mr. Polanen has been actively involved as an investor and director in various venture capital backed companies in the technology industry, and has served as a director of various private equity funds. He was the Managing Director of Internet Venture Partners BV, an investment firm, from 2000 to 2004. Prior to joining Internet Ventures, he served in various executive positions with Sun Microsystems and Tandem Computers. Mr. Polanen was a director (and former Chairman of the Board) of St. Bernard Software, a publicly traded Internet security company. Mr. Polanen has been a director of TechFlow Inc., an information technology service company, since June 2016. Mr. Polanen practiced corporate law for over ten years at the beginning of his career. He has a Bachelor of Arts degree from Hamilton College and a Juris Doctor degree from Harvard University. Mr. Polanen is well qualified to serve as a director due to his experience as an executive, investor, director and business manager with advanced technology companies and private equity firms.

Weixuan Luo, our Chief Financial Officer since inception, is a founding partner of L&L CPAS, PA, an accounting firm since October 2013. She has also been serving as the President of American Aeolian Travel Inc., a travel agency, since May 2012. She has been a Senior Manager and Controller at Greentree Financial Group Inc. providing financial advisory services to public companies since May 2003. From July 2018 to June 2020, Ms. Luo was a founder and Chief Financial Officer of Proficient Alpha Acquisition Corp. (Nasdaq: PAAC), a special purpose acquisition company, which completed its initial business combination in June 2020. Ms. Luo has worked with publicly traded companies for over a decade in a broad array of services, including audits, tax preparation, risk assessment, financial analysis and financial statements preparation. Ms. Luo is Certified Public Accountant in Florida and a member of American Institute of CPAs. Ms. Luo received her Master’s degree in Economics and Finance from the University of North Carolina.

Ronald M. Razmi, MD, our director since December 2020, is the founder and Chief Executive Officer of Kinders, a medical AI advisory and technology company with focus on applications of AI in life sciences and healthcare delivery systems, which was founded in September 2016. Prior to that, Dr. Razmi was the founder and Chief Executive Officer of Acupera, Inc., a software platform to enable population health management at scale and intelligent automation of clinical workflows, from 2011 to 2016. From 2009 to August 2011, he was an associate director of Navigant Consulting, Inc., a management consulting company. From 2006 to 2009, he was a consultant at McKinsey & Company, a management consultant company, with a focus on strategy and commercialization of novel technologies in clinical environments. Dr. Razmi was a cardiologist at the Care Group, LLC from September 2003 to December 2006. He completed his medical training at the Mayo Clinic and holds a B.S. in biology from Southern Methodist University, a Doctor of Medicine from University of Texas Health Science Center and an MBA from Northwestern University’s Kellogg School of Management. Dr. Razmi is well qualified to serve as a director due to his extensive clinical, business, and technical expertise to addressing key issues facing healthcare organizations.

Tina Spires, our director since June 2021, is an emergency medicine physician at The Cleveland Clinic in Florida. She is a director of Hope Women’s Center, a medical clinic. Prior to The Cleveland Clinic, she was clinical faculty for the emergency medicine program for the University of Miami at Jackson Memorial Hospital. Dr. Spires was core and clinical faculty for the Emergency Medicine residency at Mount Sinai Medical Center. She is a National Board examiner for emergency medicine boards. She is the medical director for Florida Tems, an education institution serving first responders and military personnel. She is the president of Spires Cattle, a company that breeds black angus cows and boards livestock for clients. Dr. Spires is the president of Tina Spires Inc., an insurance Adjusting company. She attended Baylor University followed by Nova Southeastern College of Osteopathic Medicine where she simultaneously earned her Master’s degree in public health and medical degree. Dr. Spires is well qualified to serve as a director due to her extensive clinical expertise in the medical field.

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HongLiang Ren, our director since March 2021, is the founder and Chief Executive Officer of Orient Excellent Asset Management Co., Ltd., an asset management company which was founded in December 2017. Prior to that, he was the U.S. Chief Executive Officer and Overseas Smart Terminal President of Le.com, an internet information and technology company, from July 2016 to July 2017. From August 2004 to April 2016, he served as Regional President at Huawei Consumer Business Group and was responsible for smartphones and other consumer products. He was the General Manager of ODM Department at Shenzhen Interchange Data Technology Co., Ltd., an internet technology company in China from September 2003 to July 2004. He served as the General Manager of Nanjing Branch of Konka Telecommunication Technology Co., Ltd., a manufacturer of electronics products in China, from July 2001 to August 2003. Mr. Ren is the chairman of the board of directors of FeiDi Technology (Shenzhen) Co., Ltd., a ride-sharing platform. He received his Bachelor’s degree in business administration from Nanjing University. Mr. Ren is well qualified to serve as a director due to his extensive expertise in technology research.

Wanlei Miao, our director since June 2021, has been a partner at SAIFAMC, a subsidiary of SAIF Partners, a private equity firm, since August 2016. Prior to that, Mr. Miao was the general manager and head of the Beijing branch of Bank of Huaxing from January 2016 to August 2016. From December 2014 to January 2016, Mr. Miao was the general manager at the financial market department of Lion Asset Management Company. Mr. Miao received his Bachelor’s degree in International Business Management from University of Westminster and his Master’s degree in Msc-Marketing Management from University of Surrey. Mr. Miao is well qualified to serve as a director due to his extensive experience in capital investment.

John Chiang, our director since October 2022, has been serving as a member of the boards of directors of Apollo Medical Holdings, Inc. (Nasdaq: AMEH) since January 2019 and Boom Interactive since May 2023. In addition, he has been serving on the corporate advisory boards of Pasadena Private Lending, LLC since February 2019, and Adept Urban since January 2021. He served on the corporate advisory board of Calyx Peak Companies from February 2019 to December 2022. Mr. Chiang also served as a fellow at the University of Southern California Center for the Political Future during the Fall of 2020. From December 2020 to March 2022, he served on the advisory board of Faraday Future Intelligent Electric Inc (Nasdaq: FFIE). From January 2019 to March 2021, he served on the board of directors of Zeuss Technologies, Inc. From January 2015 to January 2019, Mr. Chiang served as the California State Treasurer, where he oversaw transactions and managed investment portfolio. Prior to that, Mr. Chiang served as California State Controller from January 2007 to January 2015. Mr. Chiang graduated with honors with a Bachelor of Arts in finance from the University of South Florida and received his J.D. from Georgetown University Law Center. Mr. Chiang is well qualified to serve as a director due to his expertise and wide-ranging experience as a statewide elected official. As a former State of California Controller and Treasurer, Mr. Chiang has a unique background that will strengthen our board.

Involvement in Certain Legal Proceedings

Except as described below, to the best of our knowledge, none of our directors or executive officers has, during the past ten years:

●	been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);
●	had any bankruptcy petition filed by or against the business or property of the person, or of any partnership, corporation or business association of which he was a general partner or executive officer, either at the time of the bankruptcy filing or within two years prior to that time;
●	been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, by any court of competent jurisdiction or federal or state authority, permanently or temporarily enjoining, barring, suspending or otherwise limiting, his involvement in any type of business, securities, futures, commodities, investment, banking, savings and loan, or insurance activities, or to be associated with persons engaged in any such activity;

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●	been found by a court of competent jurisdiction in a civil action or by the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;
●	been the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated (not including any settlement of a civil proceeding among private litigants), relating to an alleged violation of any federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or
●	been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

In August 2017, Ms. Weixuan Luo was disciplined and fined by the PCAOB due to a violation of Auditing Standard #7 under PCAOB Release No. 105-2017-034, for not observing the two year cooling off period and serving as the engagement review partner before the period had run on two audit engagements. As a result, she agreed to implement several remedial measures. The disciplinary action did not require any amendment to the completed audits or question the quality of the audit work completed. She was fined by the North Carolina Board of Accountancy in connection with the PCAOB order. Also, in connection with the PCAOB order, she was found in violation of section 5100(1) of the California Accountancy Act by the California Board of Accountancy (the “CBA”) and referred to the California Attorney General’s Office for review and the Florida Department of Business and Professional Regulation filed an administrative complaint against her before the Florida Board of Accountancy (the “FBA”). On August 2, 2019, Ms. Luo’s firm, L&L CPAs PA, was censured and fined $5,000.00 by the CBA and ordered to pay the legal cost of $8,712.50 to the CBA. On December 13, 2019, the FBA accepted a settlement with Ms. Luo, pursuant to which Ms. Luo’s license was reprimanded, and Ms. Luo was fined $1,000.00 by the FBA and ordered to pay the legal cost of $70.48 to the FBA.

On August 4, 2016, Capital Advisors LLC, a consulting firm, sued Ms. Weixuan Luo and 14 other defendants - including CAM Group Inc., of which Ms. Luo was previously its Chief Financial Officer, in Nevada State Court alleging breach of fiduciary duty and conspiracy claims arising from purportedly wrongful loans purportedly made by CAM Group, Inc. both during and after her tenure as Chief Financial Officer. On April 26, 2022, the Court granted Ms. Luo judgment as a matter of law and dismissed all claims against her.

Number and Terms of Office of Officers and Directors

We have six directors. Our board of directors is divided into two classes with only one class of directors being elected in each year and each class serving a two-year term. In accordance with Nasdaq corporate governance requirements, we were not required to hold an annual meeting until one year after our first fiscal year end following our listing on Nasdaq. The term of office of the first class of directors, consisting of Tina Spires, HongLiang Ren and John Chiang, expired at the 2022 Special Meeting, which was held in lieu of our first annual meeting of stockholders. Each of Tina Spires, Bryant E. Fong, HongLiang Ren and Marc A. Hamer was re-elected as directors at the 2022 Special Meeting, with a term expiring at the third annual meeting of stockholders. The term of office of the second class of directors, consisting of Humphrey P. Polanen, Ronald M. Razmi and Wanlei Miao, will expire at the second annual meeting of stockholders. Our amended and restated certificate of incorporation provides that our board of directors may be removed with cause by the affirmative vote of the holders of a majority of the voting power of all of our outstanding stock.

Our officers are appointed by the board of directors and serve at the discretion of the board of directors, rather than for specific terms of office. Our board of directors is authorized to appoint persons to the offices set forth in our bylaws as it deems appropriate. Our bylaws provide that our officers may consist of a Chairman of the Board, Chief Executive Officer, Chief Financial Officer, President, Vice Presidents, Secretary, Treasurer, Assistant Secretaries and such other offices as may be determined by the board of directors.

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Committees of the Board of Directors

Our board of directors has two standing committees: an audit committee and a compensation committee. Subject to phase-in rules and a limited exception, Nasdaq rules and Rule 10A-3 of the Exchange Act require that the audit committee of a listed company be comprised solely of independent directors, and Nasdaq rules require that the compensation committee of a listed company be comprised solely of independent directors.

Audit Committee

We have established an audit committee of the board of directors. Wanlei Miao and HongLiang Ren serve as members of our audit committee, and John Chiang chairs the audit committee. Under the Nasdaq listing standards and applicable SEC rules, we are required to have at least three members of the audit committee, all of whom must be independent. Each of Wanlei Miao, HongLiang Ren and John Chiang meets the independent director standard under Nasdaq listing standards and under Rule 10-A-3(b)(1) of the Exchange Act.

Each member of the audit committee is financially literate and our board of directors has determined that Mr. Chiang qualifies as an “audit committee financial expert” as defined in applicable SEC rules.

We have adopted an audit committee charter, which details the principal functions of the audit committee, including:

●	the appointment, compensation, retention, replacement, and oversight of the work of the independent registered public accounting firm engaged by us;

●	pre-approving all audit and permitted non-audit services to be provided by the independent registered public accounting firm engaged by us, and establishing pre-approval policies and procedures;

●	setting clear hiring policies for employees or former employees of the independent registered public accounting firm, including but not limited to, as required by applicable laws and regulations;

●	setting clear policies for audit partner rotation in compliance with applicable laws and regulations;

●	obtaining and reviewing a report, at least annually, from the independent registered public accounting firm describing (i) the independent registered public accounting firm’s internal quality-control procedures, (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the audit firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm and any steps taken to deal with such issues and (iii) all relationships between the independent registered public accounting firm and us to assess the independent registered public accounting firm’s independence;

●	reviewing and approving any related party transaction required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC prior to us entering into such transaction; and

●	reviewing with management, the independent registered public accounting firm, and our legal advisors, as appropriate, any legal, regulatory or compliance matters, including any correspondence with regulators or government agencies and any employee complaints or published reports that raise material issues regarding our financial statements or accounting policies and any significant changes in accounting standards or rules promulgated by the FASB, the SEC or other regulatory authorities.

Compensation Committee

We have established a compensation committee of the board of directors. HongLiang Ren and John Chiang serve as members of our compensation committee. Under the Nasdaq listing standards and applicable SEC rules, we are required to have at least two members of the compensation committee, all of whom must be independent. HongLiang Ren and John Chiang are independent, and John Chiang chairs the compensation committee.

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We have adopted a compensation committee charter, which details the principal functions of the compensation committee, including:

●	reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officers’ compensation, if any is paid by us, evaluating our Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our Chief Executive Officer based on such evaluation;

●	reviewing and approving on an annual basis the compensation, if any is paid by us, of all of our other officers;

●	reviewing on an annual basis our executive compensation policies and plans;

●	implementing and administering our incentive compensation equity-based remuneration plans;

●	assisting management in complying with our proxy statement/prospectus and annual report disclosure requirements;

●	approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our officers and employees;

●	if required, producing a report on executive compensation to be included in our annual proxy statement/prospectus; and

●	reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

No compensation of any kind, including finders, consulting or other similar fees, has been or will be paid to any of our existing stockholders, officers, directors or any of their respective affiliates, prior to, or for any services they render in order to effectuate the consummation of an initial business combination, except that we pay Weixuan Luo, our Chief Financial Officer, monthly fees of $5,000 for her services commencing on August 1, 2020. Accordingly, it is likely that prior to the consummation of an initial business combination, the compensation committee will only be responsible for the review and recommendation of any compensation arrangements to be entered into in connection with such initial business combination.

The charter also provides that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other adviser and will be directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by Nasdaq and the SEC.

Director Nominations

We do not have a standing nominating committee though we intend to form a corporate governance and nominating committee as and when required to do so by law or Nasdaq rules. In accordance with Rule 5605 of the Nasdaq rules, a majority of the independent directors may recommend a director nominee for selection by the board of directors.

The board of directors believes that the independent directors can satisfactorily carry out the responsibility of properly selecting or approving director nominees without the formation of a standing nominating committee. The directors who will participate in the consideration and recommendation of director nominees are Tina Spires, HongLiang Ren, Wanlei Miao and John Chiang. In accordance with Rule 5605 of the Nasdaq rules, all such directors are independent. As there is no standing nominating committee, we do not have a nominating committee charter in place.

The board of directors will also consider director candidates recommended for nomination by our stockholders during such times as they are seeking proposed nominees to stand for election at the next annual meeting of stockholders (or, if applicable, a special meeting of stockholders). Our stockholders that wish to nominate a director for election to our board of directors should follow the procedures set forth in our bylaws.

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We have not formally established any specific, minimum qualifications that must be met or skills that are necessary for directors to possess. In general, in identifying and evaluating nominees for director, the board of directors considers educational background, diversity of professional experience, knowledge of our business, integrity, professional reputation, independence, wisdom, and the ability to represent the best interests of our stockholders.

Code of Ethics

We have adopted a Code of ethics applicable to our directors, officers and employees. A copy of our Code of ethics and our audit and compensation committee charters have been filed as exhibits to the IPO Registration Statement. You will be able to review these documents by accessing our public filings at the SEC’s web site at www.sec.gov. In addition, a copy of the Code of Ethics will be provided without charge upon request from us. Requests for copies of our code of ethics should be sent in writing to 595 Madison Avenue, 12th Floor, New York, NY 10017. We intend to disclose any amendments to or waivers of certain provisions of our code of ethics in a Current Report on Form 8-K.

Compensation Discussion and Analysis

Other than as disclosed below, none of our officers has received any cash or stock compensation for services rendered to us.

We pay Weixuan Luo, our Chief Financial Officer, monthly fees of $5,000 for her services commencing on August 1, 2020. Upon completion of our initial business combination or our liquidation, we will cease paying these monthly fees. We will also issue to our officers and directors an aggregate of 300,000 post business combination shares within 10 days following the business combination, with the same lock-up restrictions and registration rights as the founder shares.

Other than the foregoing, no compensation of any kind, including any finder’s fee, reimbursement, consulting fee or monies in respect of any payment of a loan, will be paid by us to our sponsor, officers and directors, or any affiliate of our sponsor or officers, prior to, or in connection with any services rendered in order to effectuate, the consummation of our initial business combination (regardless of the type of transaction that it is). However, these individuals will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. Our audit committee will review on a quarterly basis all payments that were made to our sponsor, officers or directors, or our or their affiliates. Any such payments prior to an initial business combination will be made using funds held outside the trust account. Other than quarterly audit committee review of such payments, we do not expect to have any additional controls in place governing our reimbursement payments to our directors and executive officers for their out-of-pocket expenses incurred in connection with identifying and consummating an initial business combination.

After the completion of our initial business combination, directors or members of our management team who remain with us may be paid consulting or management fees from the combined company. All of these fees will be fully disclosed to stockholders, to the extent then known, in the tender offer materials or proxy solicitation materials furnished to our stockholders in connection with a proposed initial business combination. We have not established any limit on the amount of such fees that may be paid by the combined company to our directors or members of management. It is unlikely the amount of such compensation will be known at the time of the proposed initial business combination, because the directors of the post-combination business will be responsible for determining officer and director compensation. Any compensation to be paid to our officers will be determined, or recommended to the board of directors for determination, either by a compensation committee constituted solely by independent directors or by a majority of the independent directors on our board of directors.

We do not intend to take any action to ensure that members of our management team maintain their positions with us after the consummation of our initial business combination, although it is possible that some or all of our officers and directors may negotiate employment or consulting arrangements to remain with us after our initial business combination. The existence or terms of any such employment or consulting arrangements to retain their positions with us may influence our management’s motivation in identifying or selecting a target business but we do not believe that the ability of our management to remain with us after the consummation of our initial business combination will be a determining factor in our decision to proceed with any potential business combination. We are not party to any agreements with our officers and directors that provide for benefits upon termination of employment.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF DEEP MEDICINE

Unless the context otherwise requires, all references in this section to the “Company,” “we,” “us” or “our” refer to Deep Medicine prior to the consummation of the Business Combination. The following discussion and analysis of Deep Medicine’s financial condition and results of operations should be read in conjunction with Deep Medicine’s consolidated financial statements and notes to those statements included in this proxy statement/prospectus. Certain information contained in the discussion and analysis set forth below includes forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors. Please see the sections of this proxy statement/prospectus entitled “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors.”

Overview

We are a blank check company incorporated on July 8, 2020 as a Delaware corporation and formed for the purpose of effecting a business combination. We intend to effectuate our initial business combination using cash from the proceeds of the IPO and the private placement of the private placement units, the proceeds of the sale of our shares in connection with our initial business combination (including pursuant to forward purchase agreements or backstop agreements we may enter into following the consummation of the IPO or otherwise), shares issued to the owners of the target, debt issued to bank or other lenders or the owners of the target, or a combination of the foregoing.

Extension of our Combination Period and Founder Conversion

Our period to complete our initial business combination was extended until January 29, 2023 in the First Extension pursuant to our amended and restated certificate of incorporation and the First Sponsor Affiliate Notes. On December 23, 2022, we held the Second Extension Meeting at which our stockholders approved, among other things, an amendment to our amended and restated certificate of incorporation to (i) extend the date by which we must consummate an initial business combination to July 29, 2023, or such earlier date as determined by the board of directors, and (ii) provide for the right of a holder of Class B common stock to convert into Class A common stock on a one-for-one basis prior to the closing of an initial business combination.

In connection with the vote to approve the above, the holders of 11,819,790 public shares properly exercised their right to redeem such shares for a pro rata portion of the funds in the trust account. As a result, approximately $121 million (approximately $10.24 per share) was removed from the trust account to pay such holders.

On December 23, 2022, stockholders holding all of the issued and outstanding Deep Medicine Class B Shares elected to convert their Deep Medicine Class B Shares into Deep Medicine Class A Shares on a one-for-one basis. As a result, 3,162,500 Deep Medicine Class B Shares were cancelled, and 3,162,500 Deep Medicine Class A Shares were issued to such holders of the converting Deep Medicine Class B Shares.

Following the Founder Conversion and the redemptions in connection with the Second Extension Meeting, and as of March 31, 2023, we had 4,613,410 Deep Medicine Class A Shares issued and outstanding.

On July 13, 2023, Deep Medicine held the Third Extension Meeting of Deep Medicine’s stockholders, at which Deep Medicine’s stockholders approved the Charter Amendment to extend the date by which Deep Medicine must consummate its initial business combination from July 29, 2023 to January 29, 2024, or such earlier date as determined by Deep Medicine’s board of directors. Deep Medicine’s stockholders holding 255,446 Public Shares exercised their right to redeem such shares for a pro rata portion of the funds in Deep Medicine’s trust account. As a result, approximately $2,914,230 (approximately $11.41 per share) was removed from Deep Medicine’s trust account to pay such holders. Following redemptions, Deep Medicine had 4,357,964 Deep Medicine Class A Shares issued and outstanding, including 574,764 Public Shares.

Our Securities

On February 15, 2023, we received approval from the Nasdaq Listing Qualifications Department of Nasdaq that our application to transfer the listing of the Public Shares and Public Rights from the Nasdaq Global Market to the Nasdaq Capital Market was approved. The Public Shares and Public Rights were transferred to the Nasdaq Capital Market at the opening of business on February 17, 2023 and continue to trade under the symbol “DMAQ” and “DMAQR,” respectively. The Nasdaq Capital Market operates in substantially the same manner as the Nasdaq Global Market, and listed companies must meet certain financial requirements and comply with Nasdaq’s corporate governance requirements.

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Results of Operations and Known Trends or Future Events

We have neither engaged in any operations nor generated any revenues to date. Our only activities since inception have been organizational activities and those necessary to prepare for the IPO. Following the IPO, we have not and do not expect to generate any operating revenues until after completion of our initial business combination. We generated non-operating income in the form of interest income on cash and cash equivalents after the IPO in amount of $1,824,459 for the year ended March 31, 2023. There has been no significant change in our financial or trading position and no material adverse change has occurred since the date of our audited financial statements contained elsewhere in this Report. After the IPO, we incurred and expect to continue to incur increased expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as expenses as we conduct due diligence on prospective business combination candidates. Our expenses have increased substantially after the closing of the IPO.

For the year ended March 31, 2023, we had a net loss of $400,232, which consists of $2,167,122 of operating and formation costs, offset by the unrealized gain on our marketable securities held in the trust account of $1,824,459.

For the year ended March 31, 2022, we had a net loss of $414,045, which consists of $409,912 of operating and formation costs and unrealized loss on our marketable securities held in the trust account of $4,133.

Liquidity and Capital Resources

We had cash of $595,536 on our balance sheet, including $554,873 distributed from the trust account for the tax payments as of March 31, 2023, and cash of $877,099 as of March 31, 2022. As of March 31, 2023 and 2022, we had total current liabilities of $2,795,069 and $536,712, respectively, and total current assets of $9,776,747 and $128,953,272, respectively. As of March 31, 2023, we had working capital deficit of $2,179,125, a decrease of working capital of $2,834,818 as compared to March 31, 2022, primarily as a result of a decrease in cash and prepaid expenses and an increase in total current liabilities.

The significant increase in accrued expenses as of March 31, 2023 was in connection with the due diligence on Chijet. In addition, on October 15, 2022, we issued the First Sponsor Affiliate Notes in an aggregate principal amount of $1,265,000 to two affiliates of the sponsor in connection with the First Extension. Due to the stockholders’ redemption in December 2022 in connection with the 2022 Special Meeting, cash and marketable securities held in trust account decreased to $9,160,803 as of March 31, 2023 compared to $127,760,867 as of March 31, 2022, after $121,034,650 (approximately $10.24 per share) was removed from the trust account to pay such redeeming holders. In connection with the Second Extension, under the Second Sponsor Affiliate Note, an additional $100,000 was deposited in the aggregate into the trust Account as of March 31, 2023 and a further $100,000 has been deposited subsequently.

We expect to continue to incur significant costs in the pursuit of an initial business combination. We cannot assure you that our plans to complete the Business Combination will be successful.

For the year ended March 31, 2023, cash used in operating activities amounted to $1,036,436, mainly due to the net loss of $400,232, the unrealized income earned on investment held in the trust account in amount of $1,824,459, and the decrease in accrued expenses to related parties by $15,000, offset by the decrease in prepaid expenses by $294,898 and the increase in accrued expenses and taxes payable by $850,788 and $57,569, respectively. Comparatively, cash of $697,868 used in operating activities during the year ended March 31, 2022 was due to the net loss of $414,045, plus the increase in prepaid expenses by $277,806 and the decrease in accrued expenses to related parties by $25,000, offset by the increase in accrued expenses by $14,850.

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Cash flow of $120,424,523 provided by investing activities during the year ended March 31, 2023 was due to the distribution from the trust account in amount of $754,873 for taxes payments, offset by the investment of $1,365,000 in the trust account, of which $1,265,000 was to extend the business combination period in the First Extension pursuant to the First Sponsor Affiliate Notes and $100,000 was a partial payment pursuant to the Second Sponsor Affiliate Note in connection with the Second Extension (under which a monthly payment of $50,000 should be deposited into the trust account after January 29, 2023). In addition, subsequent to and in connection with the Second Extension Meeting, stockholders holding 11,819,790 Public Shares exercised their right to redeem such shares for a pro rata portion of the funds in the trust account. As a result, $121,034,650 (approximately $10.24 per share) was released from the Trust Account to pay such holders. Cash flow of $127,765,000 used in investing activities during the year ended March 31, 2022 was due to the investment of cash in the Trust Account.

Cash flow of $119,669,650 used in financing activities during the year ended March 31, 2023 was due to the proceeds from related parties’ loans totaled $1,365,000 as discussed above, offset by the cash of $121,034,650 removed from the trust account to pay the redeeming shareholders in December 2022. Cash flow of $128,839,900 from financing activities during the year ended March 31, 2022 was due primarily to the proceeds from the sale of Units at the closing of the IPO in amount of $126,500,000, net of underwriting discounts of $2,530,000, the proceeds from the sale of Private Placement Units in amount of $5,195,000, offset by the payment to the offering costs of $325,000 and the repayment of $100 to due to related party.

As of March 31, 2023, we had cash and marketable securities held in the Trust Account of $9,160,803, after the $121,034,650 (approximately $10.24 per share) was removed from the Trust Account to pay the redeeming holders in connection with the Second Extension Meeting, substantially all of which has been invested in U.S. treasury bills with a maturity of 180 days or less. Interest income earned on the balance in the Trust Account may be available to us to pay taxes. We intend to use substantially all of the funds held in the Trust Account, including any amounts representing interest earned on the Trust Account to complete our initial business combination. In December 2022, we withdrew interest of $754,873 to pay franchise and income taxes. We estimate our annual franchise tax obligations, based on the number of shares of our common stock authorized and outstanding after the completion of the IPO, to be $200,000, which is the maximum amount of annual franchise taxes payable by us as a Delaware corporation per annum, which we may pay from funds from the IPO held outside of the Trust Account or from interest earned on the funds held in our Trust Account and released to us for this purpose. Our annual income tax obligations depend on the amount of interest and other income earned on the amounts held in Trust Account. The interest earned on the amount in the Trust Account has been and we expect it will continue to be sufficient to pay our income taxes. To the extent that our capital stock or debt is used, in whole or in part, as consideration to complete our initial business combination, the remaining proceeds held in the Trust Account will be used as working capital to finance the operations of the target business or businesses, make other acquisitions and pursue our growth strategies.

As of March 31, 2023, we had available cash of $595,536, including $554,873 distributed from the Trust Account for the tax payments. We have used and will continue to use these funds to identify and evaluate target businesses, perform business due diligence on prospective target businesses, travel to and from the offices, plants or similar locations of prospective target businesses or their representatives or owners, review corporate documents and material agreements of prospective target businesses, and structure, negotiate and complete an initial business combination.

In order to fund working capital deficiencies or finance transaction costs in connection with an intended initial business combination, our sponsor or an affiliate of our sponsor or certain of our officers and directors may, but are not obligated to, loan us working capital loans as may be required. If we complete our initial business combination, we would repay any working capital loans. In the event that our initial business combination does not close, we may use a portion of the working capital held outside the Trust Account to repay any such working capital loans but no proceeds from our trust account would be used for such repayment. Up to $1,500,000 of such working capital loans may be convertible into private placement-equivalent units at a price of $10.00 per unit (which, for example, would result in the holders being issued 165,000 shares of Class A common stock if $1,500,000 of notes were so converted since the 150,000 rights included in such units would result in the issuance of 15,000 shares upon the closing of our business combination), at the option of the lender. Such units would be identical to the private placement units. The terms of such working capital loans by our Sponsor or its affiliates, or our officers and directors, if any, have not been determined and no written agreements exist with respect to such loans. We do not expect to seek loans from parties other than our sponsor or an affiliate of our Sponsor as we do not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in our Trust Account.

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We do not believe we will need to raise additional funds following the IPO in order to meet the expenditures required for conducting the due diligence related to a proposed business combination and operating our business during this process. However, if our estimates of the costs of identifying a target business, undertaking in-depth due diligence and negotiating an initial business combination, including the proposed business combination, are less than the actual amount necessary to do so, or we are unable to complete the proposed business combination, we may have insufficient funds available to operate our business prior to our initial business combination. Moreover, we may need to obtain additional financing either to complete our initial business combination or because we become obligated to redeem a significant number of our Public Shares upon completion of our initial business combination, in which case we may issue additional securities or incur debt in connection with such business combination. In addition, have targeted and if the Business Combination is not consummated, we will continue to target businesses larger than we could acquire with the net proceeds of the IPO and the sale of the private placement units, and may as a result be required to seek additional financing to complete such proposed initial business combination. Subject to compliance with applicable securities laws, we would only complete such financing simultaneously with the completion of our initial business combination. If we are unable to complete our initial business combination because we do not have sufficient funds available to us, we will be forced to cease operations and liquidate the Trust Account. In addition, following our initial business combination, if cash on hand is insufficient, we may need to obtain additional financing in order to meet our obligations.

As of March 31, 2023 and March 31, 2022, we had loans payable to the Sponsor and its affiliates in the amount of $1,865,000 and $500,000, respectively, as discussed below:

Prior to the consummation of the IPO, our Sponsor agreed to loan us $500,000 to be used for a portion of the expenses of the IPO (the “Sponsor Note”). The Sponsor Note is non-interest bearing, unsecured and due upon completion of our initial business combination. Under no circumstances shall any individual, including but not limited to any officer, director, employee or stockholder, be obligated personally for any obligations or liabilities of the Sponsor Note.

On October 15, 2022, we issued the First Sponsor Affiliate Notes to two affiliates of the sponsor in connection with the First Extension, from October 29, 2022 to January 29, 2023. The First Sponsor Affiliate Notes bear no interest and are repayable in full upon the earlier of (a) the date of the consummation of the initial business combination, or (b) the date of our liquidation.

On October 19, 2022, an aggregate of $1,265,000 from the First Sponsor Affiliate Notes was deposited into the trust account, which amount will be included in the pro rata amount distributed to (i) holders of public shares upon our liquidation or (ii) holders of public shares who elect to have their shares redeemed in connection with the consummation of the initial business combination.

On February 9, 2023, we issued the Second Sponsor Affiliate Note to an affiliate of the sponsor, in connection with the Second Extension, from January 29, 2023 to July 29, 2023, pursuant to which a monthly payment of $50,000 is to be deposited into the trust account after January 29, 2023. The Second Sponsor Affiliate Note bears no interest and is repayable in full upon the earlier of (a) the date of the consummation of the initial business combination, or (b) the date of our liquidation. Accordingly, an aggregate of $100,000 had been deposited into the trust account as of March 31, 2023 and an additional $200,000 has been deposited subsequently.

Going Concern

The Company expects to incur significant costs in pursuit of its acquisition plans and will not generate any operating revenues until after the completion of its initial business combination. In addition, the Company expects to have negative cash flows from operations as it pursues an initial business combination target. In connection with the Company’s assessment of going concern considerations in accordance with FASB ASU Topic 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern” the Company does not currently have adequate liquidity to sustain operations, which consist solely of pursuing a business combination.

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The Company may raise additional capital through loans or additional investments from the Sponsor or its stockholders, officers, directors, or third parties. The Company’s officers and directors and the Sponsor may, but are not obligated to (except as described above), loan the Company funds, from time to time, in whatever amount they deem reasonable in their sole discretion, to meet the Company’s working capital needs. Based on the foregoing, the Company believes it will have sufficient cash to meet its needs through the earlier of consummation of a Business combination or the deadline to complete a business combination pursuant to the Company’s amended and restated certificate of incorporation (unless otherwise amended by stockholders).

While the Company expects to have sufficient access to additional sources of capital if necessary, there is no current commitment on the part of any financing source to provide additional capital and no assurances can be provided that such additional capital will ultimately be available. These conditions raise substantial doubt about the Company’s ability to continue as a going concern until the consummation of a business combination or for a period of time within one year after the date that these financial statements are issued. There is no assurance that the Company’s plans to raise additional capital (to the extent ultimately necessary) or to consummate a business combination will be successful or successful within the period to consummate an initial business combination. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As is customary for a special purpose acquisition company, if the Company is not able to consummate a business combination during the period to consummate an initial business combination, it will cease all operations and redeem the Public Shares. Management plans to continue its efforts to consummate a business combination during the period to consummate an initial business combination.

Off-Balance Sheet Financing Arrangements

We have no obligations, assets or liabilities, which would be considered off-balance sheet arrangements as of March 31, 2023. We do not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements. We have not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or purchased any non-financial assets.

Contractual Obligations

We do not have any long-term debt, capital lease obligations, operating lease obligations or long-term liabilities, other than an agreement to pay our Chief Financial Officer monthly fee of $5,000 for accounting, administrative and support services. We will continue to incur these fees monthly until the earlier of the completion of the business combination and our liquidation.

The underwriters of the IPO are entitled to a Business Combination Marketing Fee of $0.35 per unit, or $4,427,500 in the aggregate. The Business Combination Marketing Fee will become payable to the underwriters from the amounts held in the trust account solely in the event that we complete a business combination, subject to the terms of the underwriting agreement.

Critical Accounting Policies

The preparation of financial statements and related disclosures in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and income and expenses during the periods reported. Actual results could materially differ from those estimates. We have not identified any critical accounting policies.

Related Party Transactions

In March 2021, we issued an aggregate of 2,875,000 founder shares to our initial stockholders for an aggregate purchase price of $50,000 in cash, or approximately $0.017 per share, resulting in our initial stockholders holding an aggregate of 2,875,000 founder shares (up to 375,000 shares of which were subject to forfeiture depending on the extent to which the underwriters’ over-allotment option was exercised). The number of founder shares issued was determined based on the expectation that such founder shares would represent 20% of our outstanding shares upon completion of the IPO (not including the shares of Class A common stock underlying the private placement units or the representative shares). In October 2021, we effected a 0.1 for 1 stock dividend for each share of Class B common stock outstanding, resulting in our sponsor holding an aggregate of 3,162,500 founder shares. The founder shares (including the Class A common stock that is issuable upon exercise thereof) may not, subject to certain limited exceptions, be transferred, assigned or sold by the holder.

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On December 23, 2022, we held the Second Extension Meeting at which our stockholders approved, among other things, an amendment to our amended and restated certificate of incorporation to provide for the right of a holder of Deep Medicine Class B common stock to convert into Deep Medicine Class A common stock on a one-for-one basis prior to the closing of an initial business combination.

Also on December 23, 2022, stockholders holding all of the issued and outstanding Class B common stock elected to convert their Deep Medicine Class B Shares into Deep Medicine Class A Shares on a one-for-one basis. As a result, 3,162,500 shares of Deep Medicine Class B Shares were cancelled, and 3,162,500 Deep Medicine Class A Shares were issued to such holders of the converting Deep Medicine Class B Shares.

Our Insiders purchased an aggregate of 406,500 units at a price of $10.00 per unit, for an aggregate purchase price of $4,065,000 and I-Bankers purchased an aggregate of 113,000 units at a price of $10.00 per unit, for an aggregate purchase price of $1,130,000. The private placement units are identical to the units sold in the IPO, so long as they are held by our sponsor or the underwriters or their permitted transferees, and (i) may not, subject to certain limited exceptions, be transferred, assigned or sold by the holders until 30 days after the completion of our initial business combination, and (ii) will be entitled to registration rights. The private placement units (including the private placement shares, the private placement rights, and the shares of Class A common stock issuable upon conversion thereof) may not, subject to certain limited exceptions, be transferred, assigned or sold by the holder.

If any of our officers or directors becomes aware of an initial business combination opportunity that falls within the line of business of any entity to which he or she has then-current fiduciary or contractual obligations, he or she will honor his or her fiduciary or contractual obligations to present such business combination opportunity to such other entity. Our officers and directors currently have certain relevant fiduciary duties or contractual obligations that may take priority over their duties to us.

We pay Weixuan Luo, our Chief Financial Officer, monthly fees of $5,000 for her services commencing on August 1, 2020. Upon completion of our initial business combination or our liquidation, we will cease paying these monthly fees. We will also issue to our officers and directors an aggregate of 300,000 post business combination shares within 10 days following the business combination with the same lock-up restrictions registration rights as the founder shares.

Other than the foregoing, no compensation of any kind, including any finder’s fee, reimbursement, consulting fee or monies in respect of any payment of a loan, has been or will be paid by us to our sponsor, officers and directors, or any affiliate of our sponsor or officers, prior to, or in connection with any services rendered in order to effectuate, the consummation of an initial business combination (regardless of the type of transaction that it is). However, these individuals are reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. Our audit committee reviews on a quarterly basis all payments that were made to our sponsor, officers, directors or our or their affiliates and determines which expenses and the amount of expenses that are reimbursed. There is no cap or ceiling on the reimbursement of out-of-pocket expenses incurred by such persons in connection with activities on our behalf.

As of March 31, 2023 and March 31, 2022, we had loans payable to the sponsor and its affiliates in the amount of $1,865,000 and $500,000, respectively, as discussed below:

Prior to the consummation of the IPO, our sponsor agreed to loan us $500,000 to be used for a portion of the expenses of the IPO. The Sponsor Note is non-interest bearing, unsecured and due upon completion of our initial business combination. Under no circumstances shall any individual, including but not limited to any officer, director, employee or stockholder, be obligated personally for any obligations or liabilities of the Sponsor Note.

On October 15, 2022, we issued the First Sponsor Affiliate Notes to two affiliates of the sponsor in connection with the First Extension, from October 29, 2022 to January 29, 2023. The First Sponsor Affiliate Notes bear no interest and are repayable in full upon the earlier of (a) the date of the consummation of the initial business combination, or (b) the date of our liquidation.

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On October 19, 2022, an aggregate of $1,265,000 from the First Sponsor Affiliate Notes was deposited into the trust account, which amount will be included in the pro rata amount distributed to (i) holders of public shares upon our liquidation or (ii) holders of public shares who elect to have their shares redeemed in connection with the consummation of the initial business combination.

On February 9, 2023, we issued the Second Sponsor Affiliate Note to an affiliate of the sponsor, in connection with the Second Extension, from January 29, 2023 to July 29, 2023, pursuant to which a monthly payment of $50,000 is to be deposited into the trust account after January 29, 2023. The Second Sponsor Affiliate Note bears no interest and is repayable in full upon the earlier of (a) the date of the consummation of the initial business combination, or (b) the date of our liquidation. Accordingly, an aggregate of $100,000 had been deposited into the trust account as of March 31, 2023 and an additional $200,000 has been deposited subsequently.

Under no circumstances shall any individual, including but not limited to any officer, director, employee or stockholder, be obligated personally for any obligations or liabilities of the loans payable to the Sponsor and its affiliates.

In addition, in order to finance transaction costs in connection with an intended initial business combination, our sponsor or an affiliate of our Sponsor or certain of our officers and directors may, but are not obligated to, loan us working capital loans as may be required. If we complete an initial business combination, we would repay such working capital loans. In the event that the initial business combination does not close, we may use a portion of the working capital held outside the Trust Account to repay any such working capital loans but no proceeds from our trust account would be used for such repayment. Up to $1,500,000 of such working capital loans s may be convertible into private placement-equivalent units at a price of $10.00 per unit (which, for example, would result in the holders being issued 165,000 shares of Class A common stock if $1,500,000 of notes were so converted since the 150,000 rights included in such units would result in the issuance of 15,000 shares upon the closing of our business combination), at the option of the lender. Such units would be identical to the private placement units. The terms of such working capital loans by our sponsor or its affiliates, or our officers and directors, if any, have not been determined and no written agreements exist with respect to such loans. We do not expect to seek loans from parties other than our Sponsor or an affiliate of our Sponsor as we do not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in our Trust Account.

After our initial business combination, members of our management team who remain with us may be paid consulting, management or other fees from the combined company with any and all amounts being fully disclosed to our stockholders, to the extent then known, in the tender offer or proxy solicitation materials, as applicable, furnished to our stockholders, such as this proxy statement/prospectus. It is unlikely the amount of such compensation will be known at the time of distribution of such tender offer materials or at the time of a stockholder meeting held to consider our initial business combination, as applicable, as it will be up to the directors of the post-combination business to determine executive and director compensation.

Our initial stockholders, officers and directors and I-Bankers have entered into a letter agreement with us, pursuant to which they have waived their rights to liquidating distributions from the trust account with respect to any founder shares, private placement shares or representative shares held by them if we fail to complete our initial business combination within the period to complete an initial business combination. However, if our initial stockholders, officers or directors acquire Public Shares in or after the IPO, they will be entitled to liquidating distributions from the Trust Account with respect to such Public Shares if we fail to complete our initial business combination by January 29, 2024 (unless extended by Deep Medicine’s stockholders).

We have entered into a registration rights agreement with respect to the private placement units, the private placement shares, the private placement rights, the representative shares, the representative warrants, the securities issuable upon conversion of working capital loans (if any), the post business combination shares, and the shares of Class A common stock issuable upon exercise or conversion or exercise of the foregoing and upon conversion of the founder shares.

Recent Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on our condensed financial statements.

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INFORMATION ABOUT TRUGOLF, INC.

Unless otherwise indicated or the or the context otherwise requires, references in this section to the “Company,” “we,” “our,” “us” and other similar terms refer to TruGolf prior to the Business Combination and New TruGolf immediately following the consummation of the Business Combination.

Corporate History

TruGolf, Inc. was formed as a Utah corporation on October 4, 1995, under the name “TruGolf, Incorporated”. The Company’s original business plan was the creation of golfing video games. On June 9, 1999, the Company changed its name to “TruGolf, Inc.” Effective on April 26, 2016, the Company filed Articles of Merger with the State of Utah, Department of Commerce, and on April 28, 2016, the Company filed Articles of Merger with the Secretary of State of Nevada, pursuant to which TruGolf, Inc., a Utah corporation, merged with and into TruGolf, Inc., a newly formed Nevada corporation, pursuant to a Plan of Merger. TruGolf, Inc. Nevada was the surviving corporation in the merger. In connection with the Plan of Merger, the Company affected a four-for-one forward stock split of its outstanding common stock.

TruGolf has been creating indoor golf software for 40 years. We began as a subsidiary of Access Software, Inc., a video game developer based in Salt Lake City, Utah (“Access Software”), which was co-founded in November 1982, by Chris Jones, TruGolf’s largest stockholder, Chief Executive Officer, President and Chairman. In April 1999, Access Software was purchased by Microsoft Corp., for its expertise in golf software development. Following the acquisition, the core programming and graphics team of Links™, which created Links LS 1999, one of the bestselling PC sports games of 1999, were spun out to TruGolf.

Since 1999, we have focused on establishing residential and commercial golf simulation as a viable industry, and since 2007, we have focused on fabricating custom golf simulators for luxury clients. Part of our initial strategy included partnering with hardware inventors to provide them world class software. Over time, we found that it was not viable to rely on these early hardware inventors alone, we also began building and selling our own hardware. In addition, we are working with a video game company. to utilize their graphic engine which has been previously used by a visual effects company. This new dynamic graphics engine has enabled us to bring photorealistic golf courses to life through our E6 software (discussed below).

Market For Indoor Golf

We believe that it is important to understand the macro-economic trends of indoor golf as a sport, as a culture, and as a movement, to better understand the market for our indoor golfing simulators and software. According to the National Golf Foundation (the “NGF”), golf is the largest participation sport in America, with 41 million active golfers over six years old, and has had a growth rate of adding 3 million net new golfers in each of the 2021 and 2022. However, according to the NGF, in 2022, there were over 15.5 million golfers that participated exclusively in off-course golf activities, such as driving ranges, indoor golf simulators, or golf entertainment venues, and only 13 million people who played exclusively on a golf course. According to the NGF, a total of 17.8 million people who did not play golf in 2021 said they are “very interested” in playing golf on a golf course. According to a January 26, 2023 article from the NGF, the off-course golfers have increased more significantly, with a 13% year-over-year jump, compared with a 2% rise in on-course participation. As reported, the total off-course market in 2022 of approximately $27.9 million has for the first time eclipsed on-course play.

We believe there are many reasons for the decline in outdoor rounds of golf being played and the simultaneous increase of indoor rounds of golf, including (i) the major costs of running a golf course (and consequently the costs of playing outdoor golf), including environmental factors making outdoor golf increasingly costly and requiring more and more water for vegetation, as temperatures across the United States increase, even as available water has generally decreased, (ii) the closing of over 100 golf courses every year (NGF) and (iii) the challenge in finding available daylight hours with so many golfers and so few golf courses , especially in light of the lengthy time period required to play a full outdoor course. We believe that all of these factors combine to create a significant opportunity to capitalize on a growing sport, a growing segment of that sport, and a convergence of demand and popularity seldom seen in virtual participation athletics — indoor golf.

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Current Operations

We currently leverage a bifurcated branding strategy by both (1) selling indoor golf simulator hardware under our TruGolf brand, which hardware includes our E6 Connect software; and (2) selling our E6 Connect software separately for use on other companies’ hardware. In the future, we also intend to franchise indoor golf simulation facilities, create a “Virtual Golf Association” of online players, and leverage our access to swing data, each as discussed in greater detail below.

Our Products

Hardware

Portable – Our Vista Series, which are portable indoor golf simulators, immerse players in realistic gameplay and are designed to be easily assembled and disassembled. These portable lightweight aluminum frame indoor golf simulators use a matte-box design that blocks ambient light and gives the Vista Series the same image quality as high-end golf simulation units, but for a much lower price. Our Vista Series currently includes a High-Definition, 720p projector (upgradable to a 1080p version), as well as the option for a touch screen and a turf surface. All of our Vista Series products come with a two-year limited warranty. Our Vista 12 model is shown below.

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Professional – Our Signature and Premium indoor golf simulators include complete, permanent enclosures, including three high-speed cameras to capture ball flight with high accuracy. Our professional golf simulators include high-end projectors with high visual quality (1080 p) providing better visuals, built-in computers and touchscreen, premium turf and audio. These simulators use our TruFlight 2 ceiling mounted Launch Monitor that captures club and ball data for both right-handed and left-handed golfers. Utilizing three cameras, the TruFlight 2 system captures club and ball data simultaneously, for considerable accuracy, allowing users to shape their shots akin to how they would outdoors. Below are images of our Signature (left) and Premium (right) indoor golf simulators.

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Commercial – We offer commercial software and hardware solutions, working with our commercial customers to help design their facilities and find the right audio/video solutions for their customers. Hardware solutions can include multiple simulators of varying sizes, as well as arcade-style games. Software solutions include a Product Launcher that prevents a user from accessing the PC interface, while making game selection and launching easier, a Clubhouse solution that allows clients to host and manage tournaments, and even commercial administration tools to manage multiple simulators from one networked PC.

Custom – We also offer custom indoor golf simulation products which can be designed for everything from luxury-residential applications to high volume commercial usage facilities. The customized products, with installation, may cost anywhere between $10,000 and $100,000, depending on the size, design, nature and volume of usage. We consult with clients on a design we can build from spec and then work with the customers’ contractors, through an installation supervisor, to install, calibrate and train customers on the use of their custom simulators. Historically we have completed most installations ourselves but have recently outsourced 30% of such installations to 3rd party installers. Below is an example of a custom installation.

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Leading our hardware offering, is our new Apogee Launch Monitor (“Apogee”). Many competitors use mobile launch monitors that must be set on the floor behind, or to the side of a golfer, leaving them prone to being kicked or bumped, often requiring a re-calibration and creating a generally unstable and unpredictable solution. Our launch monitor was designed from its inception to provide not only a highly accurate swing analysis and realistic golfing experience, but also an easy solution to install, play, and maintain, for indoor golf. The accuracy of Apogee is created through features like our patent pending club path measurement, stereoscopic resolution optimized camera system, and instant impact ball launch (“Instant Impact”) to digital display response. This Instant Impact allows golfers to see their virtual ball flight in less than 300 milliseconds, nearly 10 times faster than our competition. An equally vital ingredient to an accurate golf experience comes from our “Instant Impact Replay,” an in-game scrubbable video replay allowing users of any skill level to see exactly what their club did, including positive aspects and flaws, in order to achieve the ball path and spin portrayed on screen creating the ability to give instructions to users.

Another component of our hardware which we believe provides us a competitive advantage is based on ease-of-use, which begins with auto-calibration, and includes everyday usability, along with general troubleshooting and maintenance. Our hardware’s installation is simple, beginning with a proprietary mounting bracket that a layperson can drill in their ceiling or on a standard projector mount, then the Apogee device, which weighs less than 30 pounds and can easily be inserted onto rails securely holding the device to the bracket is attached. Once the hardware is in place, the user places a piece of paper on the ground under the device and pushes a button to begin the auto-calibration. What historically took approximately 20 to 30 minutes on our TruFlight 2 system (which is still used in our portable systems), and up to three days on competitors’ systems, can now be accomplished in less than five minutes. This auto-calibration function continues throughout the play on the system, as every time a player places a golf ball in the impact zone, there is a rapid calibration verification, again ensuring easy and accurate maintenance.

In the game of golf there is a concept known as Pace of Play, or “POP”. A normal 18-hole outdoor game of golf usually takes approximately three hours; such POP can be reduced to one hour indoors. We help our users reduce this time even more by use of our proprietary “Laser Launchpad,” which has a faster setup, and not only indicates exactly where a user should place the ball to ensure successful swing capture but also turns off as soon as the ball is placed in the right place and the software is ready to go, preventing a player from taking their eye off the ball to look at the screen to verify preparedness. This increases POP, and also increases the authenticity of the player experience by avoiding doubts as to whether or not the system is ready, and instead allowing a player to focus on their swing. The second innovative element in our product affecting POP is our Instant Impact ball flight processing system (as discussed above). Additionally, our proprietary on-board Apogee Voice Accelerator reduces POP by enabling players to avoid using a mouse or touchscreen, and allowing them to simply use their voice to execute the most common functions including taking a Mulligan, making club changes, effecting lateral pin adjustments, observing swing analysis, and even making environmental adjustments, such as time of day and cloud cover.

By providing our own Apogee launch monitor, we expect to be able to unlock exclusive features in the forthcoming version of our E6 Connect software, including dynamic course visuals, robust club path, ball reaction analysis, and visual enhancements, leveraging augmented reality and artificial intelligence breakthroughs.

Multi-Sport – We also offer a separate hardware device which allows users to play multiple games known as “Multi-Sport”. This allows users to play soccer, football, hockey, frisbee and Frisbee golf, zombie dodgeball and light gun target games through our hardware. These games are arcade-style mini games with fun simple challenges designed for any age or ability level. This also allows users of our hardware to purchase this additional hardware that goes with our golf simulators and offer different games for their customers.

Software

We pair our hardware with our internally developed E6 software, which may also be purchased separately. We believe that E6 Connect is the highest-quality, most lifelike and customizable golf simulator software ever created. It can be used with launch monitors to teach or train users on the driving range, to compete in leagues and online events at a commercial facility, or to just play fun indoor golf games at home with friends and family.

E6 Connect offers traditional modes of play like: Stroke, Scramble, Best Ball, Stableford, and Match Play. In addition, we offer exciting mini games like Closest to the Pin, Demolition Driving Range, Long Drive, Blackout, Horse, and 301. We also have a Clubhouse Module designed to help run leagues and indoor facilities. The remote web-application lets users create leagues or events– while checking on the usage statistics of that simulator. Another powerful solution provided by E6 Connect is a web-enabled second screen data analytics performance portal enabling individual players to make the most of their longitudinal data.

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Additionally, we have recognized that since golf is not the only sport of interest, and we have leveraged the power of our hardware and software platform to create a collection of multi-sport games including football, soccer, soccer golf, frisbee golf, zombie dodgeball, cowboy target practice, and more. We have found that not only does this drive family friendly value for residential installs, but dramatically expands the target audiences for commercial facilities.

The next iteration of our E6 software, which we have given the code named “APEX”, with the use of the Unreal Engine, allows us to recreate photo-realistic, and accurate recreations of actual world-class golf courses. The dramatic elements that bring these courses to life include: animated wildlife, trees, flowers and bushes that move in the wind and change with the seasons, dynamic time of day changes, including sun position, procedural shadows, cloud interaction with 3-D panoramic landscapes, and the resulting array of stunning lighting effects on some of the most beautiful golf courses in the world. We strive to provide pixel accurate versions of the golf courses we offer, including accuracy of within 2 inches on the fairways, and 2 centimeters on the greens. We have found that this level of accuracy enables golfers to become familiar with every hole and hazard on the course, and also unlocks our true handicapping system that can bridge the gap between indoor and outdoor play. This is something that lower quality, lower price point, fantasy simulator software solutions do not provide. In the future, we plan to also introduce with APEX a virtual simultaneous multiplayer driving range, an insightful new virtual club fitting suite and virtual course builder capabilities.

Our proprietary physics and gaming engine, which combines 40 years of innovation and experimentation, with countless hours of golfer collaboration and observation, may be even more impressive than our virtual courses and visual effects. Our painstakingly accurate ball flight, bounce, roll and object collision can be modified by customizable external factors including elevation, humidity, and wind. All of these variables come to life in the context of every swing of the club, which becomes relevant with our swing analyzer. We not only provide users critical statistics, but we also provide new video on demand replay options, thanks to Apogee. This allows any golfer to see exactly how their club generated each outcome, and unlike any competitor, is available with any and every single swing throughout the entirety of E6 Connect.

In addition to building our E6 Connect software into each of our hardware offerings, we also sell our E6 Software directly to customers and provide our competitors with authorized resale options of our E6 Software. E6 Connect is available for PC and iOS Users. E6 Connect offers more than 100 world-class golf courses, four driving ranges, and numerous mini-games (as discussed above).

Plans for Future Operations

Expansion into Franchises

Moving forward, we plan to franchise the right to build and create indoor golf entertainment venues, including customized indoor golf hardware and software (i.e., golfing bays and golf range bays), and the option to purchase food and beverage. We currently plan to sell branded and non-branded merchandise at these future locations, and allow for large group events, coaching, data driven club sales, and “gamified” tournaments. We have also already built a proprietary bay booking and food and beverage ordering app for use from our future commercial and franchise operators.

We believe that one of the benefits of our indoor golf franchises will be the reduced space and infrastructure required to create such facilities, which we anticipate being as small as 5,000 square feet and as large as 32,000 square feet, and requiring fairly minimal infrastructure and buildouts other than our custom indoor golf hardware. This is as compared to stand-alone driving ranges or golf courses which cost significantly more to build and implement and require a substantial amount of infrastructure and land.

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We also anticipate that these future franchises will act as resellers with showrooms, where we will provide a commission to such resellers on all hardware and software sales that we hope will naturally develop as users are able to experience our hardware and software at such franchise. We believe that one of the elements of our planned franchise program that will have the most financial impact on the fitness of our franchises, is the concept of pre-sales, which require a facility to be profitable before even opening their doors. This program will require franchisees to sign up enough monthly recurring subscriber revenue to cover the monthly operating costs of the planned facilities for an agreed upon period of time. We believe that this program will allow a location to be profitable from its opening and help reduce failed franchises.

Virtual Golf Association

Our Virtual Golf Association, or VGA, is expected to leverage our many years of network power and online play in order to develop our plans to utilize the ‘metaverse’. Our VGA concept will enable people around the world to play golf with each other, against each other, and even against real pros’ historical scoring data on real golf courses. The VGA is intended to be the governing body for digital golf events hosted on the E6 Connect network. These events are planned to eventually include: VGA tour events, professional video game tournaments, intercollegiate simulator competitions, and American Junior Golf Association tournaments. We plan to use a model similar to the PGA Tour’s FedEx Cup for the VGA, with players accruing points for participation, as well as finishing “in the money” in each event. Top players would compete in a VGA tour championship at the end of each season. The basic structure to host VGA events is currently in place, with a variety of stroke play, long drive and closest-to-the-pin games available to the 350,000+ E6 Connect users. The next phase of development will be to implement the structure of a VGA “season” to track accrued points over multiple events and to add a comparative data dashboard for all users.

Data Analysis

Lastly, we hope to leverage our access to swing data, which we have been collecting through our E6 software since 2017, relating to personal baseline, improvement, and even longitudinal analysis. We believe that this wealth of information provides tremendous value for users, equipment manufacturers, and other industries by uncovering patterns, purchase intent and geographical insights, for some of the wealthiest most active populations around the world. We are currently in preliminary discussions with a third party to monetize this data; however no definitive agreements have been entered into to date.

Sales Overview

Our sales team operates out of our corporate headquarters in Centerville, Utah. Our internal team manages both individual clients, along with consulting with commercial facility endeavors through predefined territories. These territories divide the United States into segments, enabling each sales representative to develop a center of influence in each state in their territory. In addition, each sales representative has 1 or 2 national channel partners that they work with to cultivate relationships in order to drive their own leads and augment those leads coming from the marketing team. These partnerships represent key industries and markets that align cohesively with our product offerings. We hope to leverage these relationships to eventually help us achieve our future growth goals from international sales. These markets include: home construction, golf courses (pro shops and private courses), audio/video integrators, commercial real estate (offices and malls), government, schools and municipalities, major accounts (chain and warehouse stores) and national fun centers.

Additionally, we have a historical network of resellers spanning several regions including Europe, Australia, and Africa. We have recently signed a joint venture in Asia. We also have an established domestic network of resellers in both the United States and Canada, as well as a limited presence in Latin America. Our global network of resellers has been built over the past decade, and we consistently work to strengthen that network. We plan to use a portion of the funding received in the Business Combination to open a TruGolf office in Europe to service Europe, the Middle East, and Africa as we transition from simple resellers to exclusive distributor partners.

Growth Strategy

The Company expects to use the transaction proceeds to fund the development and production of its software and hardware businesses, with sales expected to increase as its new generation software and hardware are launched. The Company also plans to use a portion of the proceeds to expand its manufacturing capabilities in Salt Lake City, Utah. Currently we focus approximately 80% of our marketing and sales efforts to generating leads through online Search Engine Optimization, Pay per Click advertising, Social media organic posts and paid ads, and Public Relations with earned media and celebrity endorsements. The funding will be utilized to augment all of these activities to increase our social media presence. This plan will be customized to each product and service within our product portfolio as business/team resources and growth continues.

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Our primary objective is to drive engagement, advocacy, and sales of our product portfolio, with an initial focus on expanding our Apogee hardware rollout and reinforcing E6 Connect’s market penetration, while also launching our planned franchise offering, the VGA and working to monetize our swing and other data.

Our secondary marketing objective will be to increase overall awareness and reputation of our collective products and brand in each vertical to drive consumer preference and adoption.

Our primary market is males over age 34, with females, young adults and new golfers also representing growing segments of our target market.

We plan to use blogs and social media to bolster our brand image, create more domain authority, and drive more organic traffic through our websites. We also hope that blogs and social media posts will funnel new users into our digital retargeting campaigns and will be used as a source to supply new newsletter subscriptions.

We may also offer promotional giveaways to drive subscribers to our blog and social media offerings, grow and replenish email lists, increase website traffic, and drive brand awareness.

Plan of Operations

Our immediate plan consists of heavily promoting the launch of our new hardware device, Apogee, and aligning marketing, sales, manufacturing, installation and service to be ready to address customer demand and issues typical with a new product adoption and demand, especially during the holiday season. We also plan on optimizing our service and installation teams with some re-alignment and additional resources to manage the seasonal spike in workload. Additionally, we are also planning some heavy new marketing initiatives, including an all new website, introduction of new paid social media, and advance existing PR projects, and engaging new ambassadors, including Ezekiel Elliot and Brice Butler, both former Dallas Cowboys football players. We also plan to commence the rollout of a new Professional Employment Organization, Insperity, to help improve all of our HR and Benefits programs company-wide, including the critical role of recruiting, hiring and onboarding. Finally, we are preparing for a move to a larger building as we are aggressively looking for more space.

In addition, the capital raised from the Business Combination will kick off a transition to NetSuite, and some enhancements to SalesForce, Jira and Zoho to ensure operational efficiency and transparency for our new quarterly reporting process. While we continue to push the roll out of Apogee with expanded marketing budgets and sales channels, including internationally, we will also debut our newest software offering code named Apex. Initially this would include the opening of our EMEA offices, and the formalizing two more international distributors, and also opening our joint venture office in Asia. We plan to kick off a few new VGA online tournaments along with some new partners, onboarding of whom is in progress. We also plan to launch E6 Apex as another revolution in software, and announce the launch dates of the next version of Apogee, the Mini Trainer, and portable frames to support Apogee, as we sunset other older launch monitors, such as TruTrack and TruFlight.

Historically, the last quarter of the year is our biggest quarter of the year with holiday sales, and winter preparation for golfers winding down their outdoor season. As such, our marketing and sales efforts kick into high gear, as do our infrastructure costs in manufacturing, logistics, installation and customer service. Generally, the first quarter of each year continues to be a critical part of our busy season, as we continue to ramp up installations to meet previously sold demand and wrap up training of our distributors to enable more sales and collections.

The Company plans to leverage seasonality and take advantage of its busy seasons to commence planning and executing for future growth, including ramping up hiring efforts in product development or R&D. Our target is to hire additional new employees in marketing, project management, development, engineering and customer experience.

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The capital raised in the Business Combination will provide critical growth funding that should span at very least 18 months, given that we are currently profitable and plan to continue to reinvest. We do not anticipate needing to raise any more funds during these 18 months. However, if our growth exceeds our forecasts, we may need more capital to support Apogee, Apex, and possibly even a new mobile launch monitor already on our road map.

Competition

We have many competitors, including those that sell competitive hardware, and also in many cases resell, our E6 software. These include Trackman, FullSwing, Foresight, GolfZon, Uneekor, Garmin, FlightScope, SkyTrack, and Voice Caddie. These competitors are split into two categories; the first is indoor or fixed launch monitors, including Uneekor, FullSwing, FlightScope and Foresight, which are typically sold by resellers with turf, frames, screens and technology that are required for the launch monitor to even function. These complete solutions range from $10,000 to $50,000. The second category consists of indoor/outdoor or portable launch monitors that can be placed on the ground behind, or to the side of the golfer whether they are indoors or out on the driving range or course and are provided Trackman, FullSwing, FlightScope, Foresight, Garmin, and Voice Caddie. These devices on their own range from $600 to $20,000.

Of these competitors, Trackman, GolfZon, Uneekor and FullSwing have started to sell their own software as well. All of these providers charge an additional fee for various levels of software from $300 to $5,000 and most are annually recurring. There are also software-only competitors, such as GSPro, The Golf Club, and World Golf Tour that tend to sell subscriptions to software on an annual basis from $200 to $1,000.

Our Competitive Strengths

Compared with its competitors, TruGolf believes it has superior advantages in its technology. Its executive team has extensive experience in the software industry, including Microsoft and Access Software. E6 Connect has become the de facto golf simulator operating system and can be purchased to run on or with nearly every other launch monitor in the industry. As we have been creating and selling golf simulation software for nearly 40 years, this has been, and continues to be our greatest competitive advantage. This adaptability of E6 also means that our VGA has a significantly more powerful reach that any of our hardware competition. As we have been designing, building and selling our own hardware for over 20 years, we have developed an advantage in this space as well, especially when bundled with our software. The upgrade of our manufacturing facilities and new corporate offices will strengthen and optimize TruGolf’s production capacity of its golf simulator products. In addition, TruGolf has established strong relationships with top institutions and suppliers from all over the world.

Seasonality

Our operations are subject to some inherent seasonality, as our products enable golfers to golf indoors, when they can’t go outdoors due to inclement or unfavorable weather (e.g., in the winter in mid-west, northeast and northwest of the United States). As a result, we typically see higher usage and sales in the first quarter and fourth quarter of each year. Consequently, we have historically increased our marketing, sales and service in the third and fourth quarter, while increasing our production, logistics and installations in the first quarter. We expect these trends to continue going forward.

Government Regulation

We are subject to various U.S. federal and state and foreign laws and regulations. Many of these laws and regulations are still evolving and being tested in courts, and could be interpreted in manners that could harm our business. These regulations may involve user privacy, data protection and personal information, the privacy of consumer information and other laws regarding unfair and deceptive trade practices.

U.S. federal and state laws and regulations, which in some cases can be enforced by private parties in addition to government entities, are constantly evolving and can be subject to significant change. As a result, the application, interpretation, and enforcement of these laws and regulations are often uncertain, particularly in the new and rapidly evolving industry in which we operate, and may be interpreted and applied inconsistently from country to country and inconsistently with our current policies and practices.

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Our sales of golfing simulators are subject to regulation, including by the Federal Trade Commission and the Consumer Products Safety Commission (CPSC), as well as various other federal, state, local and foreign regulatory authorities. These laws and regulations principally relate to the proper labeling, advertising, marketing, manufacture, safety, shipment and disposal of our products. Because we import certain of the components that make up our products from abroad, we are also subject to import regulations and regulations relating to trade.

We, as are many other companies, are also subject to environmental laws, employment regulations, privacy and cybersecurity laws, environmental, health and human safety laws and regulations, laws and regulations related to licensing operations, the Foreign Corrupt Practices Act and other similar anti-bribery and anti-kickback laws. New laws and regulations or new interpretations of existing laws and regulations may also impact the business.

Historically, the costs of compliance with the rules and regulations described above have not had a material adverse effect on our operations and we believe that we are is in substantial compliance with all applicable laws. Due to the nature of our operations and the frequently changing nature of compliance regulation, we cannot predict with certainty that future material capital or operating expenditures will not be required in order to comply with applicable government regulations.

Intellectual Property

We regard our trademarks, service marks, copyrights, patents, domain names, trade dress, trade secrets, proprietary technologies, and similar intellectual property as critical to our success, and we rely on trademark, copyright, and patent law, trade-secret protection, and confidentiality and/or license agreements with our employees, customers, partners, and others to protect our proprietary rights. We have registered, or applied for the registration of, a number of U.S. domain names, trademarks, service marks, and copyrights. Additionally, we have filed U.S. patent applications covering certain of our proprietary technology.

Effective trademark, service mark, copyright, patent and trade secret protection may not be available in every country in which our products are made available. We have licensed in the past, and expect that we may license in the future, certain of our proprietary rights, such as trademarks or copyrighted material, to third parties. While we attempt to ensure that the quality of our brand is maintained by such licensees, there can be no assurance that such licensees will not take actions that might materially adversely affect the value of our proprietary rights or reputation, which could have a material adverse effect on our business, prospects, financial condition and results of operations. There can be no assurance that the steps taken by us to protect our proprietary rights will be adequate or that third parties will not infringe or misappropriate our copyrights, trademarks, patents, trade dress and similar proprietary rights. In addition, there can be no assurance that other parties will not assert infringement claims against us. We have been subject to claims and expect to be subject to legal proceedings and claims from time to time in the ordinary course of our business, including claims of alleged infringement of the trademarks and other intellectual property rights of third parties by us and our licensees. Such claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources.

Human Resources

We currently employ approximately 76 employees of which 73 are full-time and three are part-time, many of which started working remotely due to COVID-19 and continue to work remotely. In addition to the marketing and sales outlined above, we complete all product development of both hardware and software in house, including some light manufacturing and assembly, simulator installations, customer service, and logistics.

Facilities

The Company has an operating leases for an office and warehouse in Centerville, Utah and warehouse space in North Salt Lake, Utah.

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On November 13, 2008, we entered into a Commercial and Industrial Lease with JGJ Investment LLC (the “Landlord”), pursuant to which we leased approximately 14,600 square feet of building space located at 60 North 1400 West, Centerville, Utah 84014. The lease had an original term from March 1, 2008 to March 1, 2013, and has been extended from time to time, including in June 2017, pursuant to which the lease was extended through June 1, 2022, and is now on a month to month basis. The current monthly payment inclusive of sales tax and operating expenses is $17,466 with right of use liabilities of $944,008.

Effective April 1, 2021, the Company leased office and warehouse space under a two-year operating lease which expired on March 31, 2023. The total amount of rental payments due over the lease term is being charged to rent expense according to the straight-line method over the term of the lease. The current monthly payment is $5,017, with right of use liabilities of $113,318.

We also lease 19,831 square feet of space from Boulder Properties LLC. Pursuant to a lease entered into in December 2022. The lease is for a period of one year with the ability to extend for an additional two years. The first year rent is $20,343 per month increasing to $24,615 per month in year 3. We are also obligated to pay a proportionate share of the operating costs of the building which approximate $3,000 per month. This lease also reflects add-on finish work.

Legal Proceedings

From time to time, we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. We are not presently a party to any legal proceedings that in the opinion of our management, if determined adversely to us, would individually or taken together have a material adverse effect on our business, operating results, financial condition or cash flows.

Insurance

We have an insurance policy in effect that includes customary coverage and protection for professional liability, general liability, employee benefits and protection against claims including technology products, services and against cyber security. Our insurance policy also covers exposure to product liability claims, including both technology product claims related to customer data breaches, copyright infringement and/or misrepresentation and fraud and any claims made in connection with any physical products and services sold through our website.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF TRUGOLF

The following discussion and analysis provide information that TruGolf’s management believes is relevant to an assessment and understanding of TruGolf’s consolidated results of operations and financial condition. This discussion should be read in conjunction with the sections entitled “Selected Historical Financial and Other Data of TruGolf”, the consolidated financial statements, and the unaudited interim condensed consolidated financial statements and related notes and other information included elsewhere in this proxy statement/prospectus. In addition to historical data, this discussion contains forward-looking statements about TruGolf’s business, results of operations, cash flows, financial condition and prospects based on current expectations that involve risks, uncertainties, and assumptions. TruGolf’s actual results could differ materially from such forward-looking statements. Factors that could cause or contribute to those differences include, but are not limited to, those identified below and those discussed in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” included elsewhere in this proxy statement/prospectus. Additionally, TruGolf’s historical results are not necessarily indicative of the results that may be expected for any period in the future.

Unless the context otherwise requires, references in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations of TruGolf” to “we”, “us”, “our”, and “the Company” are intended to refer to the business and operations of TruGolf.

Company Overview

Since 1983, TruGolf has been passionate about driving the golf industry with innovative, indoor golf solutions. We build products that capture the spirit of golf. Our mission is to help grow the game by making it more available, more approachable and more affordable, through technology – because we believe golf is for everyone.

Our team has built award-winning video games (including Links, a popular sports game for PC), , innovative hardware solutions, and an all-new e-sports platform to connect golfers around the world with TruGolf E6 Connect Software, our premier software engine. Since TruGolf’s beginning, we have continued to define and redefine what is possible with golf technology.

In addition to offering a variety of custom, professional, and portable golf simulators, TruGolf’s latest launch monitor, Apogee, was created to improve accuracy and to make using the launch monitor easier. Features of Apogee include: a unique Apogee Voice Assistant, a voice command system that allows users to navigate their TruGolf E6 Connect Software gameplay within rounds and practice sessions; Laser Launchpad, a laser indicator that shows users where to place the ball and when the system is ready to record a swing and Point-of-Impact (POI) slow-motion replay video.

Our suite of hardware offerings in the golf technology space is expansive, offering something for virtually everyone from gamers to beginners to professionals, and all consumers in between. Hardware offerings are sold through a global network of authorized resellers, retail outlets (including some of the largest on the planet), and direct-to-consumer through a dedicated TruGolf sales team. Our suite of hardware offerings range from entry level pricing at just under $400, to well over $100,000 for custom projects, creating a wide range of pricing options for nearly all consumers, and providing TruGolf with a competitive advantage in creating a wide consumer base as compared to its competitors (who often only focus in a narrow consumer price range).

TruGolf creates top golf technology software in the marketplace through its TruGolf E6 Connect Software. Importantly, TruGolf E6 Connect Software is designed not only for use with our suite of hardware offerings in the golf technology space, but also integrates with more than twenty-four third party golf technology hardware manufacturers, translating to a staggering market integration coverage equal to roughly 80% of golf technology hardware in the global market space, which allows peer-to-peer play across these golf technology hardware manufacturers, allowing for a unification of the golf technology space. TruGolf E6 Connect Software records, on average, over 725,000 indoor golf shots per day. TruGolf E6 Connect Software is both PC and iOS compatible and can be used both indoors and outdoors.

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TruGolf has leveraged its unique position as one of the industry leaders in both hardware and software golf technology solutions to organize and found the Virtual Golf Association (VGA). The VGA is a gamified virtual economy that takes place inside the TruGolf E6 Connect Software. Users have a chance to earn points through play, practice, and more – providing a worldwide leaderboard of connected indoor golfers. Each shot users take rewards them with points. These points can be used to purchase in-game enhancements, or to enter virtual golf tournaments with real world prizes. The VGA is broken into three models:

●	Game Analysis – rewards TruGolf E6 Connect Software users who track and measure their game. Users can set specific goals (e.g., shots hit per month, speed and distance gains, dispersion reduction) and earn points for hitting milestones. At the end of each month, users can see how they compared against all other users utilizing the Game Analysis features.

●	Connected Golf – rewards users for joining with their friends and playing golf online. Earn points for playing a new course or linking up to play nine holes with another player utilizing TruGolf E6 Connect Software.

●	Virtual Golf Association Events – events are worldwide leaderboard format, flighted by handicap, where users play and compete to shoot the lowest score. These contests include stroke play, closest to the pin, match play, stableford, and more. Users earn points based on how they finish in their division.

In totality, TruGolf’s business model is designed to be positioned as the hub of golf technology, with groundbreaking hardware technologies that we believe can become the industry standard and unifying the industry as a whole by serving as the leader of golf technology software solutions through its TruGolf E6 Connect Software.

Recent Developments

Merger Agreement

In March 2023, we entered into the Initial Merger Agreement and on July 21, 2023, we entered into the Amended and Restated Merger Agreement. Under the Merger Agreement, a merger will occur in which TruGolf will be the surviving entity and become a public company to further advance its software business and increase manufacturing and sales of its golf simulator hardware technology in the United States and internationally. The Business Combination reflects an implied enterprise value for TruGolf shareholders as of March 31, 2023, of $80 million. Upon Closing, Deep Medicine will be renamed “TruGolf, Inc.” and will be listed on Nasdaq and its shares of Class A common stock will trade under the trading symbol “TRUG”. TruGolf’s existing management team will lead the merged company and hold approximately 88.6% of the voting power through high-voting shares that will be issued upon the Closing (assuming no redemptions by Deep Medicine stockholders) and will also control a majority of the board seats. The Business Combination is expected to close in the third quarter of 2023 and is subject to approval by our stockholders, the stockholders of Deep Medicine, as well as other customary closing conditions The Business Combination is expected to be accounted as a reverse capitalization in accordance with U.S. GAAP.

Convertible Note Extension

In June 2022, we entered into two separate but identical $300,000 (total $600,000), 10.00% annual interest rate convertible notes payable with two individual consultants to assist with services including an initial public offering preparation and listing to NASDAQ or other national exchange, assist the Company and its counsel in preparing a code of conduct and employment agreements, franchise development, and valuation increase through growth among other services. The terms of each note include a 15% original issue discount, 292 warrants, no prepayment penalty and a maturity date of February 25, 2023. In March 2023, we extended each note’s maturity to July 31, 2023 and increased each note’s borrowing limit to $375,000. As of March 31, 2023, the balance outstanding was $450,000 and $300,000 was available to be borrowed.

Mezzanine Financing

Pursuant to a term sheet issued by TruGolf in final form on June 13, 2023, mezzanine financing up to $11 million will be made available (the “Mezzanine Financing Term Sheet”). The Mezzanine Financing Term Sheet calls for maturity in 5 years, with an annual interest rate of 10% based on a cash payment to retire the facility in full, or an annual interest rate of 15% based on conversion into common equity shares at a 10% discount to the previous 5 days average trading price in order to retire the facility in full, which either option is at our election. The lender will have the right to receive 1 million warrants with an exercise price of $13.00 per share. There is no pre-payment penalty associated with the facility contemplated by the Mezzanine Financing Term Sheet.

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Ethos Asset Management INC Financing

In January 2023, TruGolf entered into a financing agreement with Ethos Asset Management INC (the “Ethos Asset Management INC Financing”) in the principal amount of up to $10 million. Pursuant to the terms of the Ethos Asset Management INC Financing, TruGolf may draw down financing proceeds equal to $833,333 each month beginning in April 2023, up to the $10 million amount. Interest associated with the Ethos Asset Management INC Financing is fixed at 4% per annum and has a three-year grace period for principal and interest payments. Annual principal and interest payments will commence in 2026 and continue through 2034. As a condition to funding, we have provided Ethos with a $1,875,000 as collateral for the note.

Principal External Factors Affecting Our Operating Results

We believe that our performance and future success depend on many factors that present significant opportunities for us but also pose risks and challenges, including those discussed below and in the section entitled “Risk Factors”.

●	Market acceptance. The growth of our business depends on our ability to gain broader acceptance of our current products by continuing to make users aware of the significant benefits of our products to generate increased demand and frequency of use, and thus increase our sales. Our ability to grow our business will also depend on our ability to expand our customer base in existing or new target markets, including international markets. Although we have increased the number of users of TruGolf hardware and software product offerings and continue to grow our channels globally through established relationships and focused sales efforts, we cannot provide assurance that our efforts will continue to increase the use of our products.

●	Approval and timing of Business Combination. We must successfully obtain timely approvals (both regulatory as well as from stockholders of TruGolf and Deep Medicine) for the Business Combination currently being contemplated. For our sales to grow, particularly in 2023, we will also need to obtain such approvals and close the Business Combination on a timely basis in order to have cash on hand in order to execute our business model as presently underwritten.

●	Sales force size and effectiveness. The rate at which we grow our sales force and expansion channels and the speed at which newly hired salespeople and sales channels become effective can impact our revenue growth and our costs incurred in anticipation of such growth. We intend to continue to make significant investments in our sales and marketing organization and channels by increasing the number of sales representatives and expanding our international programs to help facilitate further adoption of our products as well as broaden awareness of our products to new customers.

●	Product and geographic mix; timing. Our financial results, including our gross margins, may fluctuate from period to period based on the timing of orders, fluctuations in foreign currency exchange rates and the number of available selling days in a particular period, which can be impacted by a number of factors, such as holidays or days of severe inclement weather in a particular geography, the mix of products sold and the geographic mix of where products are sold.

Principal Components of Revenues, Costs and Expenses

Revenues

Our revenues come from the sale of TruGolf software and hardware, which products are sold through a global network of authorized resellers, retail outlets (including some of the largest in the world), and direct-to-consumer through a dedicated TruGolf sales team.

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Cost of Revenues

Cost of revenues consists primarily of costs that are directly related to the delivery of our TruGolf hardware and software products, excluding depreciation but including direct material, labor, manufacturing overhead, reserves for estimated warranty costs and charges to write-down the inventory carrying value when it exceeds the estimated net realizable value.

Operating Expenses

Royalties

We have agreements with certain software suppliers to pay royalties based on the number of units or subscriptions we sell. The royalty percentages typically range between 20% to 30%.

Salaries, Wages and Benefits

Salaries, wages and benefits are expenses earned by our employees in the executive, information technology, finance and accounting, human resources, administrative functions and outside contractors. Also included in salaries, wages and benefits are employer payroll taxes, health, dental and life insurance expenses.

Selling, General and Administrative

Sales and marketing expenses consist primarily of advertising, training events, brand building, product marketing activities and installation and shipping costs. We expect sales and marketing costs will continue to increase as we expand our international selling and marketing activities, hire additional personnel, and build brand awareness through advertising and training.

General and administrative expenses consist primarily of professional fees paid for legal, accounting, auditing, and consulting services, bad debt, licenses and association dues, facilities (including rent and utilities) bank and credit card processing fees and other expenses related to general and administrative activities.

We anticipate that our general and administrative expenses will continue to increase as we continue hiring to support our growth. We also anticipate that we will incur increased accounting, audit, legal, regulatory, compliance, and investor and public relations expenses associated with operating as a public registrant.

Other Expense

Interest Expense

Interest expense consists of interest expenses associated with issuing notes and balances outstanding under our debt obligations and the gross sales royalty payable, the amortization of debt issuance costs and original issue discounts associated with such borrowings.

Loss on Investment

During the year ended December 31, 2022, we wrote off our $100,000 equity investment in a small entity that was intended to help develop and sell our products.

Gain on Loan Extinguishment

In May 2020, we received a $735,000 loan under the Coronavirus Aid, Relief, and Economic Security Act Paycheck Protection Program. During the year ended December 31, 2021, the loan was forgiven.

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Principal Cash Flows

We generate cash primarily from our operating activities and, historically, we have used cash flows from operating activities and available borrowings under certain notes payable as the primary sources of funds to purchase inventory and to fund working capital and capital expenditures, growth and expansion opportunities (see also “Liquidity and Capital Resources” below). The management of our working capital is closely tied to operating cash flows, as working capital can be impacted by, among other things, our accounts receivable activities, the level of inventories, which may increase or decrease in response to current and expected demand, and the size and timing of our trade accounts payable payment cycles.

Critical Accounting Estimates

We prepare our financial statements in accordance with accounting principles generally accepted in the United States of America. The application of many accounting principles requires us to make assumptions, estimates and/or judgments that affect the reported amounts of assets, liabilities, revenues and expenses in our financial statements. We base our estimates and judgments on historical experience and other assumptions that we believe are reasonable under the circumstances. These assumptions, estimates and/or judgments, however, are often subjective and they and our actual results may change based on changing circumstances or changes in our analyses. If actual amounts are ultimately different from our estimates, the revisions are included in our results of operations for the period in which the actual amounts first become known. We believe the following critical accounting estimates could potentially produce materially different results if we were to change underlying assumptions, estimates and/or judgments. See also Note 2 to our audited annual financial statements included elsewhere in this proxy statement/prospectus for a summary of our significant accounting policies.

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Accounts Receivable, net

We manage credit risk associated with our accounts receivables at the customer level.

We believe the concentration of credit risk, with respect to our receivables, is limited because our customer base is comprised of a number of geographically diverse customers. We manage credit risk through credit approvals and other monitoring procedures.

Our allowance is estimated using a loss rate model based on delinquency. The estimated loss rate is based on our historical experience with specific customers, our understanding of our current economic circumstances, reasonable and supportable forecasts, and our own judgment as to the likelihood of ultimate payment based upon available data. The actual rate of future credit losses, however, may not be similar to past experience. Our estimate of doubtful accounts could change based on changing circumstances, including changes in the economy or in the particular circumstances of individual customers. Accordingly, we may be required to increase or decrease our allowance for doubtful accounts.

Warrants

The fair value of the warrants is estimated on the date of issuance using the Black-Scholes option pricing model, which requires the input of subjective assumptions, including the expected term of the warrants, expected stock price volatility, and expected dividends. The actual estimates used can be found in Note 10 - Convertible Notes Payable in the annual audited financial statements found elsewhere in this proxy statement/prospectus. These estimates involve inherent uncertainties and the application of management’s judgment. Expected volatilities used in the valuation model are based on the average volatility of the comparable companies publicly traded on recognized stock exchanges. The risk-free rate for the expected term of the option is based on the United States Treasury yield curve in effect at the time of grant.

Results of Operations

Comparisons of the Years ended December 31, 2022 and 2021

The following table sets forth certain condensed statement of operations data for the periods indicated in dollars. In addition, we note that the period-to-period may not be indicative of future performance.

	Year Ended December, 31		Variation
	2022	2021	$	%
Revenues, net	$20,227,331	$21,245,846	$(1,018,515)	(4.79)%
Cost of revenues	7,018,378	5,261,548	1,765,830	33.39%
Gross profit	13,208,953	15,984,298	(2,775,345)	(17.36)%
Operating expenses	12,476,571	9,674,910	2,801,661	28.96%
Income from operations	732,382	6,309,388	(5,577,006)	(88.39)%
Net (loss) income	(956,841)	6,190,554	(7,147,395)	(115.46)%
Net (loss) income per common share	$(84.62)	$547.45	$(632.07)	(115.46)%

Revenues

Our revenues were $20,227,331 for the year ended December 31, 2022, compared to $21,245,846 for the year ended December 31, 2021, a decrease of $1,018,515 or 4.79%. The decrease in revenues was due primarily to the slowing economy resulting in fewer lifestyle purchases and delays in the release of our new software and hardware in the fourth quarter of 2022.

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Cost of Revenues

Cost of revenues for the year ended December 31, 2022, increased $1,756,830 or 33.39% to $7,018,378 from $5,261,548 for the year ended December 31, 2021. The increase was primarily to a $1,185,553 write down in inventory and increase in the cost of the part and labor to manufacture our simulators.

Operating Expenses

Our operating expenses were $12,476,571 for the year ended December 31, 2022, compared to $9,674,910 for the year ended December 31, 2021, an increase of $2,801,661 or 28.96%. The increase for the year ended December 31, 2022, compared to December 31, 2021, was due primarily to:

i.	An increase of $32,798 in royalties expenses was due to the addition of new distributors.

ii.	A $1,628,472 increase in salaries, wages and benefits expenses. During 2022, we hired additional employees to support the development, manufacturing and sales of the new products we anticipated releasing in the fourth quarter of 2022.

iii.	A $1,140,390 increase in selling, general and administrative expenses. Professional fees increased $733,036 due to hiring third-party professional services, including accounting, audit, tax, consulting and legal services to execute and support our public company readiness initiative. New product development costs increased $257,860 as result of costs associated with developing the new simulators. Sales and marketing expenses increased $149,494 due to general business development activities.

Interest Expense

Our interest expense was $1,589,223 for the year ended December 31, 2022, compared to $854,534 for the year ended December 31, 2021, an increase of $734,689 or 85,98%. The increase for the year ended December 31, 2022, compared to December 31, 2021, was due primarily to the issuance of convertible notes payable in June 2022. For the convertible notes payable for year ended December 31, 2022, we recorded $240,020 of original issue discount amortization, $445,032 for the warrants’ excess fair value over the pro-rata allocation of loan proceeds and $192,857 in interest expenses based on an estimated 70% discounted conversion price to fair value of the common stock. Interest expense for all other debt, including the gross sales royalty payable, decreased $143,220 as a result of reductions in loan balances outstanding and lower trailing 12 month revenues for the gross sales royalty payable.

Loss on Investment

During the year ended December 31, 2022, we wrote off our $100,000 equity investment in a small entity that was intended to help develop and sell our products.

Gain on Loan Extinguishment

In May 2020, we received a $735,000 loan under the Coronavirus Aid, Relief, and Economic Security Act Paycheck Protection Program. During the year ended December 31, 2021, the loan was forgiven.

Comparisons of the Three Months ended March 31, 2023 and 2022

The following table sets forth certain condensed statement of operations data for the periods indicated in dollars. In addition, we note that the period-to-period may not be indicative of future performance.

	Three Months Ended March, 31		Variation
	2023	2022	$	%
Revenues, net	$5,083,199	$6,393,236	$(1,310,037)	(20.49%)
Cost of revenues	1,141,768	1,659,321	517,553	(31.19%)
Gross profit	3,941,431	4,733,915	(792,484)	(16.74%)
Operating expenses	8,845,951	2,883,657	5,962,294	206.76%
(Loss) Income from operations	(4,904,520)	1,850,258	(6,754,778)	(365.07%)
Net (loss) income	(5,351,177)	1,653,223	(7,004,400)	(423.68%)
Net (loss) income per common share	$(441.19)	$146.20	$(587.39)	(401.77%)
Comprehensive (loss) income	$(5,339,263)	$1,653,223	$(6,992,486)	(422.96%)

Revenues

Our revenues were $5,083,199 for the three months ended March 31, 2023, compared to $6,393,236 for the three months ended March 31, 2022, a decrease of $1,310,037 or 20.49%. The decrease in revenues was due primarily to a $525,000 decline in simulator sales and a $790,000 decrease in software subscription sales. The simulator hardware sales and software subscription sales has been impacted by slowing economic factors negatively impacting lifestyle purchases and due to delays in the release of our new software and Apogee launch monitor hardware.

Cost of Revenues

Cost of revenues for the three months ended March 31, 2023, decreased $517,553 or 31.19% to $1,141,768 from $1,659,321 for the three months ended March 31, 2022. The decrease was primarily to the lower revenues and declines in inventory write downs and product development costs.

Operating Expenses

Our operating expenses were $8,845,951 for three months ended March 31, 2023, compared to $2,883,657 for three months ended March 31, 2022, an increase of $5,962,294 or 206.76%. The increase for the three months ended March 31, 2023, compared to three months ended March 31, 2022, was due primarily to:

i.	A $53,079 increase in royalties expense. The royalty expense increase was a result of increase royalty percentages paid and adding a new distributor.

ii.	A $553,080 increase in salaries, wages and benefits expenses. Salaries and wages increased $448,089 due to the hiring of additional employees to support the development, manufacturing and sales of the new products we anticipated releasing in the fourth quarter of 2022. Contract labor increased $60,936 while benefit and other expenses increased $40,055.

iii.	A $5,356,136 increase in selling, general and administrative expenses. In In January 2023, the Board of Directors authorized the issuance of 821 shares of common stock, valued at $4,493,333, to the consultants for services performed as outlined in the services agreement. See Note 10 – Convertible Notes Payable in the annual audited financial statements found elsewhere in this proxy statement/prospectus. The common shares were issued at fair value and expensed as compensation for services performed.

Sales and marketing expenses increased $249,580 due to costs associated with business development and customer service efforts. Bad debt expenses increased $205,920 as a result our quarterly review following our policy to estimate the loss rate based on our historical experience with specific customers, our understanding of our current economic circumstances, reasonable and supportable forecasts, and our own judgment. Professional fees increased $112,630 due to hiring third-party professional services, including accounting, audit, tax, consulting and legal services to execute and support our public company readiness initiative. All other selling, general and administrative expenses (i.e., insurance, sales tax, facilities among others) increased $294,673 in the normal course of business

Interest Income

Our interest income from our short-term investments was $21,497 for the three months ended March 31, 2023. We had no interest income for the three months ended March 31, 2022.

Interest Expense

Our interest expense was $468,154 for the three months ended March 31, 2023, compared to $197,035 for the three months ended March 31, 2022, an increase of $271,119 or 137.60%. The interest expense (including the amortization of the original issue discount) for the convertible notes was $75,348. Loan fee amortization was $66,620. Interest related to the other notes payable and the gross sales royalty payable increased $129,150 due primarily to the interest on the dividend notes payable commencing January 1, 2023

Liquidity and Capital Resources

We primarily obtain cash to fund our operations through the reinvestment of free cash flows generated from our business operations, issuance of common stock to private friend and family investors, issuance of term loans, issuance of notes payable and convertible debt instruments, and royalty structures.

As of March 31, 2023, we had $6,000,947 in cash and cash equivalents and current working capital of $3,546,549, compared to $9,656,266 cash and cash equivalents and current working capital of $6,278,408 as of December 31, 2022.

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The Company has incurred net losses and negative operating cash flows for the year ended December 31, 2022. As the Company continues to incur losses, successful transition to profitability is dependent on achieving a level of revenues adequate to support the Company’s cost structure. Unless and until this occurs, the Company may need to raise capital or issue debt to support ongoing operations. As of March 31, 2023, the Company had $14,122,444 in debt and gross sales royalty payable and $3,546,549 in positive working capital.

In March 2023, we extended each note’s maturity to July 31, 2023 and increased each note’s borrowing limit to $375,000. As of March 31, 2023, the balance outstanding was $450,000 and $300,000 was available to be borrowed.

In January 2023, TruGolf entered into the Ethos Asset Management INC Financing (“Ethos”) in the principal amount of $10 million. Pursuant to the terms of the Ethos Asset Management INC Financing, TruGolf may draw down financing proceeds equal to $833,333 each month beginning in April 2023, up to the US $10 million amount. Interest associated with the Ethos Asset Management INC Financing is fixed at 4% per annum and has a three-year grace period for principal and interest payments. Annual principal and interest payments will commence in 2026 and continue through 2034. As a condition to funding, we placed a $1,850,000 security deposit with as collateral for the note.

Pursuant to the Mezzanine Financing Term Sheet, mezzanine financing up to US $11 million will be made available. The Mezzanine Financing Term Sheet calls for maturity in 5 years, with an annual interest rate of 10% based on a cash payment to retire the facility in full, or an annual interest rate of 15% based on conversion into common equity shares at a 10% discount to the previous 5 days average trading price in order to retire the facility in full, which either option is at our election. The lender will have the right to receive 1 million warrants with an exercise price of $13.00 per share. There is no pre-payment penalty associated with the facility contemplated by the Mezzanine Financing Term Sheet.

We are seeking to complete the Business Combination with Deep Medicine. In the event we do not complete the Business Combination, we may seek additional funding through private equity financings, debt financings or other capital sources, including collaborations with other companies or other strategic transactions. We may not be able to obtain financing on acceptable terms, or at all. The terms of any financing may adversely affect the holdings or the rights of our shareholders. Although management continues to pursue these plans subject to compliance with its obligations regarding seeking alternative transactions in the Business Combination, there is no assurance that we will be successful in obtaining funding on terms acceptable to the Company to fund continuing operations, if at all.

We project that we will be able to meet our debt service and other cash obligations for at least the next 12 months. Our significant cash commitments relate primarily to operating expenses. Significant projected cash requirements for the next 12 months include $8,000,000 to $9,000,000 for employees’ salaries, wages and benefits, $950,000 to $1,200,000 for installation and customers service, and $1,000,000 to $1,200,000 for development of software and hardware. Due to the timing of our sales and cash receipts, we project to generate sufficient recurring cash flow to cover our general and administrative expenses each period. No assurances can be given that the results anticipated by our projections will occur. In the event the projected results do not occur, we may have to significantly delay, scale back or discontinue the development and commercialization of one or more product offerings and other strategic initiatives and implement cost reduction measures such as a reduction in headcount.

Business Updates

Update to Agreement for Expansion of Franchise Model

Pursuant to an agreement entered into between TruGolf and Ronin Equity Partners, Inc (“Ronin”) in April 2022, TruGolf selected Ronin to work with on an exclusive basis to underwrite expansion into TruGolf franchise locations (“TruGolf Franchises”) beginning in North America.

In June 2023, we have formalized an initial offering for TruGolf Franchises, and have made substantial progress on identifying two sites to serve as inaugural locations for TruGolf Franchises, with the intention of opening these TruGolf franchises by end of first quarter in 2024.

Formalizing an initial offering for TruGolf Franchises, combined with underwriting to the opening of the first two locations, represents a significant milestone in development of a business line we believe to be highly lucrative and accretive to organic growth.

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Letter of Intent– Joint Venture for Asian Expansion

In March 2023, we entered into a letter of intent (the “Asian JV LOI”) with China based Guangzhou Boli Business Management Ltd to establish a joint venture entity designed to market and sell TruGolf products and services into the Asian territories of China, Korea, Japan, Taiwan, Cambodia, Thailand, and Laos. Pursuant to the terms of the Asian JV LOI, TruGolf will own a 29% equity stake in the joint venture entity. Pursuant to the terms of the Asian JV LOI, Guangzhou Boli Business Management Ltd will invest (along with two other related entities) $710,000 to capitalize the joint venture entity, establish a showroom in Asia, and purchase TruGolf simulators. Pursuant to the terms of the Asian JV LOI, once the joint venture is established, and unless waived in writing, TruGolf will be required to market and sell its products and services in the aforementioned territories exclusively through the joint venture.

We believe entering into the Asian JV LOI is a milestone in the development of international business operations, particularly in Asia, which we regard as potentially an incredibly strong market for expansion. Further, the structure contemplated by the Asian JV LOI brings additional credence and capability to the ability to execute expansion of our business model in Asia by virtue of Guangzhou Boli Business Management LTD, who has the backing of significant players in Asia.

Sky Trak Agreement

In April 2023, we entered into a letter of intent with GOLFTEC Intellectual Property, LLC (the “GOLFTEC LOI”) pursuant to which GOLFTEC will purchase licenses of TruGolf E6 Connect Software from TruGolf. The GOLFTEC LOI calls for the final drafting and execution of a definitive agreement that will call for GOLFTEC Intellectual Property, LLC, to purchase approximately $1,150,000 of TruGolf E6 Connect Software from TruGolf over a two-year period and make TruGolf E6 Connect Software available to millions of customers held globally by GOLFTEC Intellectual Property, LLC.

Amendment to Agreement with Full Swing Golf Inc.

In November 2022, we entered into an amendment with Full Swing Golf Inc. that modifies previous arrangements between TruGolf and Full Swing Golf Inc. related to sales of TruGolf E6 Connect Software to Full Swing Golf Inc. (the “Full Swing Golf Inc Amendment”). The Full Swing Golf Inc Amendment provides that Full Swing Golf Inc. will purchase a minimum of $500,000 worth of TruGolf E6 Connect Software in 2022, a minimum of $300,000 worth of TruGolf E6 Connect Software in 2023, and a minimum of $300,000 worth of TruGolf E6 Connect Software in 2024. Additionally, as part of the Full Swing Golf Inc Amendment, TruGolf E6 Connect Software will be offered to all new and existing customers of Full Swing Golf, Inc, potentially representing thousands of customers globally.

Software Development Updates

TruGolf is currently finalizing the release of new software tools designed for the TruGolf E6 Connect Software, which we intend on being available in the third quarter of 2023. We believe that these new software tools will substantially improve the user experience and functionality of the software suite, making a best-in-class offering that much better.

Hardware Development Updates

We have encountered significant delays in achieving an industry leading full 9-Axis ball measurement with an unmarked ball within our Apogee product. The combination of cameras that have been limited by supply chain issues, and their relative shutter speeds and image resolution fidelity have created additional complexities for which we didn’t originally account. While we have been evaluating our new product against the competition and have been satisfied with the comparisons, we will not fully market this product until we are confident it is up to our ordinary course of business levels of quality assuredness. We have been pleased with the progress and market feedback in our limited release candidates from the features that truly deliver on our vision of making golf easier for everyone, and especially encouraged by the interest in our voice command, laser indicator, and auto calibration options.

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Material Cash Requirements for Known Contractual and Other Obligations

We have entered into operating leases for our corporate headquarters and a warehouse in Centerville, Utah. The leases have varying terms expiring between 2023 and 2025. In June 2023, we entered into a new sixty-month, triple net lease for additional warehouse space in North Salt Lake, Utah. The lease payments range between $10,457 and $11,770. See Notes 15 and 17, Commitments and Contingencies and Subsequent Events, to our financial statements included elsewhere in this proxy statement/prospectus for additional details related to our operating leases.

In June 2023, we entered into Mezzanine Financing Term Sheet to secure borrowings of up to US $11 million pursuant to which the facility will be entered into contemporaneously with the closing of the Business Combination. There currently are no outstanding borrowings under the Mezzanine Financing Term Sheet.

We enter into agreements in the normal course of business with various vendors, which are generally cancellable upon notice. Payments due upon cancellation consist only of payments for services provided or expenses incurred, including non-cancellable obligations of service providers, up to the date of cancellation.

Recent Accounting Pronouncements

Management has evaluated all recent accounting pronouncements issued by the Financial Accounting Standards Board and determined that none of the pronouncements will have a material impact on our financial statements. We will continue to monitor the issuance of any new accounting pronouncements and assess their potential impact on the financial statements in future periods.

Emerging Growth Company

We are an emerging growth company, as defined in the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that (i) we are no longer an emerging growth company or (ii) we affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, these financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates. We may choose to early adopt any new or revised accounting standards whenever such early adoption is permitted for private companies.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

We had cash and cash equivalents totaling $6,000,947 as of March 31, 2023. Cash equivalents were invested primarily in low interest checking or savings accounts. Our investment policy is focused on the preservation of capital and supporting our liquidity needs. Under our investment policy, we will only invest in highly rated securities, issued by the U.S. government or liquid money market funds. We do not invest in financial instruments for trading or speculative purposes, nor do we use leveraged financial instruments. We may utilize external investment managers who adhere to the guidelines of our investment policy. A hypothetical 10% change in interest rates would not have a material impact on the value of our cash, cash equivalents, net loss or cash flows.

We do not have significant exposure to interest rate risk as only our lines of credit are variable rate. As of March 31, 2023, the variable rate lines of credit had a balance outstanding of $2,420,625 compared to the total fixed rate debt outstanding of $11,791,819. Thus, a hypothetical 10% change in interest rates would not have a material impact on annualized interest expenses.

We maintain our cash in bank deposit accounts which, at times, may exceed any applicable Federal Deposit Insurance Corporation (“FDIC”) insurance limits. As of March 31, 2023, the amount in excess of federally insured limits was $5,500,947.

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Internal Control Over Financial Reporting

In connection with the audits of our financial statements as of and for the years ended December 31, 2022 and 2021, we identified material weaknesses in our internal control over financial reporting that we are currently working to remediate, which relate to: (a) insufficient segregation of duties in the financial statement close process; (b) a lack of sufficient levels of staff with public company and technical accounting experience to maintain proper control activities and perform risk assessment and monitoring activities; and (c) insufficient information systems controls, including access and change management controls. We have concluded that these material weaknesses in our internal control over financial reporting occurred because we did not have the necessary business processes, personnel and related internal controls to operate in a manner to satisfy the accounting and financial reporting timeline requirements of a public company.

We are focused on designing and implementing effective internal control measures to improve our evaluation of disclosure controls and procedures, including internal control over financial reporting, and remediating the material weaknesses. In order to remediate these material weaknesses, we have taken and plan to take the following actions:

●	The hiring and planned continued hiring of additional accounting staff with public company experience;

●	Implementation of new enterprise resource planning system to replace the prior enterprise resource planning system;

●	Implementation of additional review controls and processes requiring timely account reconciliation and analyses of certain transactions and accounts, and

●	The planned hiring of a national accounting firm to assist in the design and implementation of controls and remediation of control gaps.

In accordance with the provisions of the JOBS Act, we and our independent registered public accounting firm were not required to, and did not, perform an evaluation of our internal control over financial reporting as of December 31, 2022, and 2021 nor any subsequent period in accordance with the provisions of the Sarbanes-Oxley Act. Material weaknesses may still exist when we report on the effectiveness of our internal control over financial reporting as required under Section 404 of the Sarbanes-Oxley Act after the completion of the Business Combination.

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DESCRIPTION OF NEW TRUGOLF’S SECURITIES

The following summary of the material terms of New TruGolf’s securities following the Business Combination is not intended to be a complete summary of the rights and preferences of such securities. The descriptions below are qualified by reference to the actual text of the Proposed Charter. We urge you to read the Proposed Charter in its entirety for a complete description of the rights and preferences of New TruGolf’s securities following the Business Combination. The Proposed Charter is described in “Proposal No. 2: The Charter Proposal” and the full text of the Proposed Charter is attached as Annex C to this proxy statement/prospectus.

The Proposed Charter will authorize the issuance of 110,000,000 shares, of which 90,000,000 shares will be shares of New TruGolf Class A common stock, par value $0.0001 per share, 10,000,000 shares will be shares of New TruGolf Class B common stock, par value $0.0001 per share, and 10,000,000 shares will be shares of preferred stock, par value $0.0001 per share.

New TruGolf Common Stock Following the Business Combination

Class A Common Stock

Voting Power

Holders of New TruGolf Class A common stock will be entitled to cast one vote per share of New TruGolf Class A common stock. Generally, holders of all classes of New TruGolf common stock will vote together as a single class, and an action will be approved by New TruGolf stockholders if the number of votes cast in favor of the action exceeds the number of votes cast in opposition to the action, while directors are elected by a plurality of the votes cast. Holders of New TruGolf Class A common stock will not be entitled to cumulate their votes in the election of directors.

Dividends

Subject to applicable law, the rights, if any, of the holders of any outstanding series of preferred stock or any class or series of stock having a preference over New TruGolf Class A commons stock, the holders of shares of New TruGolf Class A commons stock will be entitled to receive such dividends and other distributions (payable in cash, property or capital stock of New TruGolf) when, as and if declared thereon by the New TruGolf Board from time to time out of any assets or funds of New TruGolf legally available therefor and will share equally on a per share basis in such dividends and distributions.

Liquidation, Dissolution and Winding Up

Subject to applicable law, the rights, if any, of the holders of any outstanding series of the preferred stock or any class or series of stock having a preference over New TruGolf Class A commons stock, in the event of any voluntary or involuntary liquidation, dissolution or winding up of New TruGolf, after payment or provision for payment of the debts and other liabilities of the Corporation, the holders of shares of New TruGolf Common Stock shall be entitled to receive all the remaining assets of New TruGolf available for distribution to its stockholders, ratably in proportion to the number of shares of New TruGolf A common stock (on an as converted basis with respect to the New TruGolf B common stock) held by them.

Preemptive or Other Rights

No shares of New TruGolf Class A common stock will be subject to redemption or have preemptive rights to purchase additional shares of New TruGolf Class A common stock. Holders of shares of New TruGolf Class A common stock will not have subscription, redemption or conversion rights. All the outstanding shares of New TruGolf Class A common stock will be validly issued, fully paid and non-assessable.

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Class B Common Stock

Issuance of New TruGolf Class B Common Stock

Shares of New TruGolf Class B common stock may be issued only to, and registered in the name of, Christopher Jones, Steven Johnson, and David Ashby (the “TruGolf Founders”) and any entities wholly owned by a TruGolf Founder (including all subsequent successors, assigns and permitted transferees), which we collectively refer to as “Permitted Class B Owners”.

Voting Rights

Holders of New TruGolf Class B common stock will be entitled to cast 10 votes per share of New TruGolf Class B common stock. Generally, holders of all classes of New TruGolf common stock will vote together as a single class, and an action will be approved by New TruGolf stockholders if the number of votes cast in favor of the action exceeds the number of votes cast in opposition to the action, while directors are elected by a plurality of the votes cast. Holders of New TruGolf Class B common stock will not be entitled to cumulate their votes in the election of directors.

Dividend Rights

Subject to applicable law, the rights, if any, of the holders of any outstanding series of preferred stock or any class or series of stock having a preference over New TruGolf Class B commons stock, the holders of shares of New TruGolf Class B commons stock will be entitled to receive such dividends and other distributions (payable in cash, property or capital stock of New TruGolf) when, as and if declared thereon by the New TruGolf Board from time to time out of any assets or funds of New TruGolf legally available therefor and will share equally on a per share basis in such dividends and distributions.

Liquidation Rights

Subject to applicable law, the rights, if any, of the holders of any outstanding series of the preferred stock or any class or series of stock having a preference over New TruGolf Class B common stock, in the event of any voluntary or involuntary liquidation, dissolution or winding up of New TruGolf, after payment or provision for payment of the debts and other liabilities of the Corporation, the holders of shares of New TruGolf Class B common stock shall be entitled to receive all the remaining assets of New TruGolf available for distribution to its stockholders, ratably in proportion to the number of shares of New TruGolf B common stock on an as converted basis held by them.

Voluntary Conversion of Class B Common Stock.

Each share of New TruGolf Class B common stock shall be convertible into one fully paid and nonassessable share of New TruGolf Class A common stock at the option of the holder thereof at any time upon written notice to New TruGolf. In order to effectuate a conversion of shares of New TruGolf Class B common stock, a holder shall (a) submit a written election to New TruGolf that such holder elects to convert shares of New TruGolf Class B common stock, the number of such shares elected to be converted and (b) (if such shares are certificated), along with such written election, surrender to New TruGolf the certificate or certificates representing the shares being converted, duly assigned or endorsed for transfer to New TruGolf (or accompanied by duly executed stock powers relating thereto) or, in the event the certificate or certificates are lost, stolen or missing, accompanied by an affidavit of loss executed by the holder. The conversion of such shares hereunder shall be deemed effective as of the date of surrender of such New TruGolf Class B common stock certificate or certificates, delivery of such affidavit of loss or the written election to convert for uncertificated shares. Upon the receipt by New TruGolf of a written election and, if applicable, the surrender of such certificate(s) and accompanying materials, New TruGolf shall as promptly as practicable (but in any event within 10 days thereafter) either (a) deliver to the relevant holder (i) a certificate in such holder’s name (or the name of such holder’s designee as stated in the written election) for the number of shares of New TruGolf Class A common stock to which such holder shall be entitled upon conversion of the applicable shares as calculated pursuant to this Section 4.2 and, if applicable (ii) a certificate in such holder’s (or the name of such holder’s designee as stated in the written election) for the number of shares of New TruGolf Class B common stock (including any fractional share) represented by the certificate or certificates delivered to New TruGolf for conversion but otherwise not elected to be converted pursuant to the written election or (b) note the conversion of the shares on the stock ledger of New TruGolf. All shares of capital stock issued hereunder by New TruGolf shall be duly and validly issued, fully paid and nonassessable, free and clear of all taxes, liens, charges and encumbrances with respect to the issuance thereof. Each share of Class B Common Stock that is converted pursuant the Proposed Charter will be retired by the Corporation and shall not be available for reissuance.

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Automatic Conversion of Class B Common Stock

Each share of New TruGolf Class B common stock will automatically convert into one (1) share of New TruGolf Class A common stock any sale, pledge or other transfer, whether or not for value, by the initial registered holder thereof, upon any transfer, other than in each case any transfer to a Permitted Class B Owner. Notwithstanding anything to the contrary set forth herein, any holder of New TruGolf Class B common stock may pledge his, her or its shares of New TruGolf Class B common stock to a pledgee pursuant to a bona fide pledge of the shares as collateral security for indebtedness due to the pledgee so long as the shares are not transferred to or registered in the name of the pledgee. In the event of any pledge meeting these requirements, the pledged shares will not be converted automatically into shares of New TruGolf Class A common stock. If the pledged shares of New TruGolf Class B common stock become subject to any foreclosure, realization or other similar action by the pledgee, they will be converted automatically into shares of New TruGolf Class A common stock upon the occurrence of that action.

Other Matters

No shares of New TruGolf Class B common stock will be subject to redemption or have preemptive rights to purchase additional shares of New TruGolf Class B common stock. All outstanding shares of New TruGolf Class B common stock will be validly issued, fully paid and non-assessable.

Preferred Stock

The Proposed Charter will provide that the New TruGolf Board has the authority, without action by the stockholders, to designate and issue shares of preferred stock in one or more classes or series, and the number of shares constituting any such class or series, and to fix the voting powers, designations, preferences, limitations, restrictions and relative rights of each class or series of preferred stock, including, without limitation, dividend rights, dividend rates, conversion rights, exchange rights, voting rights, rights and terms of redemption, dissolution preferences, and treatment in the case of a merger, business combination transaction, or sale of New TruGolf’ assets, which rights may be greater than the rights of the holders of the New TruGolf common stock.

It is expected that, immediately after the Business Combination, including the mergers, no shares of New TruGolf preferred stock will be outstanding.

The purpose of authorizing the New TruGolf Board to issue New TruGolf preferred stock and determine the rights and preferences of any classes or series of preferred stock is to eliminate delays associated with a New TruGolf stockholder vote on specific issuances. The simplified issuance of New TruGolf preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of the outstanding voting stock of New TruGolf. Additionally, the issuance of New TruGolf preferred stock may adversely affect the holders of New TruGolf Class A common stock, including by restricting dividends on the New TruGolf Class A common stock, diluting the voting power of the New TruGolf Class A common stock or subordinating the dividend or liquidation rights of the New TruGolf Class A common stock. As a result of these or other factors, the issuance of New TruGolf preferred stock could have an adverse impact on the market price of New TruGolf Class A common stock.

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Deep Medicine Class A Shares Prior to the Business Combination

We are providing the public holders of Deep Medicine Class A Shares with the opportunity to redeem their Deep Medicine Class A Shares upon the consummation of the Business Combination at a per share price, payable in cash, equal to their pro rata share of the aggregate amount on deposit in the Trust Account, calculated as of two business days prior to the consummation of the transactions contemplated by the Merger Agreement (including interest earned on the funds held in the Trust Account and not previously released to Deep Medicine to pay taxes). The Sponsor and Deep Medicine’s officers and directors have agreed, for no additional consideration, to waive their redemption rights with respect to any Deep Medicine Common Stock (including the Founder Shares) owned by them in connection with the completion of Deep Medicine’s Business Combination.

Deep Medicine will consummate the Business Combination only if a majority of the outstanding shares of Deep Medicine Common Stock voted at the Special Meeting in person online or by proxy is voted in favor of the Business Combination Proposal and the other conditions under the Merger Agreement to the parties’ obligations to close, as described above under “Proposal No. 2: The Business Combination Proposal — The Merger Agreement — Conditions to Closing of the Business Combination,” are satisfied or, where permitted, waived. However, the participation of the Sponsor and Deep Medicine’s officers, directors, advisors or their affiliates in privately-negotiated transactions (as described in this proxy statement/prospectus), if any, could result in the approval of the Business Combination even if holders who currently own a majority of the outstanding Public Shares indicate their intention to vote, against the Business Combination.

The Sponsor and Deep Medicine’s officers and directors have agreed to vote any shares of Deep Medicine Common Stock owned by them in favor of the Business Combination. Public stockholders may elect to redeem their Public Shares without voting on the Business Combination Proposal and irrespective of whether they vote for or against the Business Combination.

Pursuant to Deep Medicine’s Existing Charter, if Deep Medicine is unable to complete an initial business combination by January 29, 2024 or obtain the approval of its stockholders to further extend the deadline to consummate an initial business combination, Deep Medicine will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account (which interest shall be net of taxes payable and up to $50,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining stockholders and the board of directors, liquidate and dissolve, subject, in each case, to Deep Medicine’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. The Insiders have entered into a letter agreement with Deep Medicine, pursuant to which they have agreed to (1) waive their redemption rights with respect to any Founder Shares and any Deep Medicine Class A Shares held by them in connection with the completion of an initial business combination or any other tender offer made by Deep Medicine to purchase Deep Medicine Common Stock and (2) waive their rights to liquidating distributions from the Trust Account with respect to any Founder Shares, and any of the Private Placement Warrants, held by them if Deep Medicine fails to complete an initial business combination within the prescribed timeframe.

There are no sinking fund provisions applicable to Deep Medicine Common Stock, except that Deep Medicine will provide its public stockholders with the opportunity to redeem all or a portion of their Public Shares upon the completion of the Business Combination at a per share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account as of two business days prior to the consummation of the Business Combination, including interest earned on the funds held in the Trust Account (which interest will be net of taxes payable by us and up to $50,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, subject to the limitations described herein.

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Deep Medicine Class B Shares Prior to the Business Combination

The Deep Medicine Class B Shares are identical to the Deep Medicine Class A Shares included in the units sold in the IPO, and holders of these shares have the same stockholder rights as public stockholders, except that (i) the Deep Medicine Class B Shares are subject to certain transfer restrictions, as described in more detail below, (ii) Deep Medicine’s Insiders, the Sponsor and Deep Medicine’s officers and directors have entered into a letter agreement with Deep Medicine, pursuant to which they have agreed (A) to waive their redemption rights with respect to any Deep Medicine Class B Shares and Public Shares they hold in connection with the completion of the initial Business Combination, (B) to waive their redemption rights with respect to any Deep Medicine Class B Shares and Public Shares they hold in connection with a stockholder vote to approve an amendment to Deep Medicine’s Existing Charter to modify the substance or timing of Deep Medicine’s obligation to redeem 100% of its Public Shares if it fails to complete an initial business combination by January 29, 2024, or with respect to any other material provisions relating to stockholders’ rights or pre-initial Business Combination activity and (C) to waive their rights to liquidating distributions from the Trust Account with respect to any Deep Medicine Class B Shares they hold if Deep Medicine fails to complete its initial Business Combination by January 29, 2024 or any extended period of time that Deep Medicine may have to consummate an initial business combination as a result of an amendment to its Existing Charter, although they will be entitled to liquidating distributions from the Trust Account with respect to any Public Shares they hold if Deep Medicine fails to complete an initial business combination within such time period, and (iii) the Deep Medicine Class B Shares are convertible into Deep Medicine Class A Shares on a one-for-one basis (A) at any time and from time to time at the option of the holder thereof and (B) automatically on the closing of an initial business combination, subject to adjustment as described herein and in Deep Medicine’s Existing Charter. The Insiders have agreed to vote their Deep Medicine Class B Shares and any Public Shares purchased during, or after, Deep Medicine’s IPO in favor of the Business Combination.

In the case that additional shares of Deep Medicine Class A Common Stock or equity-linked securities are issued or deemed issued in connection with Deep Medicine’s initial business combination, the number of shares of Deep Medicine Class A Common Stock issuable upon conversion of all Founder Shares will equal, in the aggregate, on an as-converted basis, 20% of the sum of the total number of all shares of common stock outstanding upon the completion of Deep Medicine’s IPO, plus the total number of shares of Deep Medicine Class A Common Stock issued, or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued, by Deep Medicine in connection with or in relation to the consummation of the initial business combination, excluding any Deep Medicine Class A Shares or equity-linked securities exercisable for or convertible into Deep Medicine Class A Shares issued, or to be issued, to any seller in the initial business combination and any private placement-equivalent warrants issued to Deep Medicine’s sponsor, officers or directors upon conversion of working capital loans; provided that such conversion of Founder Shares will never occur on a less than one for one basis. Deep Medicine cannot determine at this time whether a majority of the holders of Deep Medicine Class B Shares the time of any future issuance would agree to waive such adjustment to the conversion ratio. They may waive such adjustment due to (but not limited to) the following: (i) closing conditions that are part of the agreement for Deep Medicine’s initial business combination; (ii) negotiation with Deep Medicine Class A stockholders on structuring an initial business combination; or (iii) negotiation with parties providing financing that would trigger the anti-dilution provisions of the Deep Medicine Class B Shares. If such adjustment is not waived, the issuance would not reduce the percentage ownership of holders of Deep Medicine Class B Shares, but would reduce the percentage ownership of holders of Deep Medicine Class A Shares. If such adjustment is waived, the issuance would reduce the percentage ownership of holders of both classes of Deep Medicine common stock. The term “equity-linked securities” refers to any debt or equity securities that are convertible, exercisable or exchangeable for shares of Deep Medicine Class A Common Stock issued in a financing transaction in connection with our initial business combination, including but not limited to a private placement of equity or debt. Securities could be “deemed issued” for purposes of the conversion rate adjustment if such shares are issuable upon the conversion or exercise of convertible securities, warrants or similar securities.

With certain limited exceptions, 50% of the Deep Medicine Class B Shares and post business combination shares, as applicable, are not transferable, assignable or salable (except to Deep Medicine’s officers and directors and other persons or entities affiliated with the Sponsor, each of whom will be subject to the same transfer restrictions) until the earlier of (i) six months after the date of the consummation of Deep Medicine’s initial business combination or (ii) the date on which the closing price of our shares of common stock equals or exceeds $12.50 per share (as adjusted for stock sub-divisions, stock dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing after Deep Medicine’s initial business combination and the remaining 50% of the Deep Medicine Class B Shares and post business combination shares, as applicable, may not be transferred, assigned or sold until six months after the date of the consummation of Deep Medicine’s initial business combination, or earlier, in either case, if, subsequent to Deep Medicine’s initial business combination, Deep Medicine consummates a subsequent liquidation, merger, stock exchange or other similar transaction which results in all of Deep Medicine’s stockholders having the right to exchange their shares of common stock for cash, securities or other property.

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The holders of Deep Medicine Class B Shares have also agreed (A) to vote any shares owned by them in favor of any proposed initial business combination and (B) not to redeem any shares in connection with a stockholder vote to approve a proposed initial business combination.

Preferred Stock

Deep Medicine’s Existing Charter provides, and the New TruGolf Charter will provide, that shares of preferred stock may be issued from time to time in one or more series. The Deep Medicine Board is authorized to fix the voting rights, if any, designations, powers and preferences, the relative, participating, optional or other special rights, and any qualifications, limitations and restrictions thereof, applicable to the shares of each series of preferred stock. The board of directors is able to, without stockholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the common stock and could have anti-takeover effects. The ability of the board of directors to issue preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change of control of Deep Medicine (or, after the Closing, New TruGolf) or the removal of existing management.

Deep Medicine has no preferred stock outstanding at the date hereof and will have no preferred stock outstanding immediately after the Closing.

Rights

Each holder of a right will receive one-tenth (1/10) of one share of Class A common stock upon consummation of our initial business combination, even if the holder of such right redeemed all shares of common stock held by it in connection with the initial business combination. No additional consideration will be required to be paid by a holder of rights in order to receive its additional shares upon consummation of an initial business combination, as the consideration related thereto has been included in the unit purchase price paid for by investors in this offering.

If we enter into a definitive agreement for a business combination in which we will not be the surviving entity, the definitive agreement will provide for the holders of rights to receive the same per share consideration the holders of the common stock will receive in the transaction on an as-converted into common stock basis, and each holder of a public right will automatically receive the 1/10 share of common stock underlying such public right (without paying any additional consideration); and each holder of a private placement right or working capital right will be required to affirmatively convert its rights in order to receive the 1/10 share underlying each right (without paying any additional consideration) upon consummation of the business combination. More specifically, the holder of a private placement right or working capital right will be required to indicate its election to convert the rights into underlying shares as well as to return the original rights certificates to us.

If we are unable to complete an initial business combination within the required time period and we liquidate the funds held in the trust account, holders of rights will not receive any such funds with respect to their rights, nor will they receive any distribution from our assets held outside of the trust account with respect to such rights, and the rights will expire worthless.

Upon the consummation of our initial business combination, we will issue to each registered holder of the public rights the number of full shares of common stock to which he, she or it is entitled, registered in such name or names as may be directed by him, her or it and issue to such registered holder(s) a certificate or book-entry position for the such shares.

With respect to the private placement rights or working capital rights, as soon as practicable upon the consummation of our initial business combination, we will direct registered holders of those rights to return their rights to our rights agent.

Upon receipt of the private placement rights or working capital rights, the rights agent will issue to the registered holder of such rights the number of full shares of common stock to which it is entitled. We will notify registered holders of the rights to deliver their rights to the rights agent promptly upon consummation of such business combination and have been informed by the rights agent that the process of exchanging their rights for shares of common stock should take no more than a matter of days. The foregoing exchange of private placement rights or working capital rights is solely ministerial in nature and is not intended to provide us with any means of avoiding our obligation to issue the shares underlying the private placement rights or working capital rights upon consummation of our initial business combination. Other than confirming that the private placement rights or working capital rights delivered by a registered holder are valid, we will have no ability to avoid delivery of the shares underlying the private placement rights or working capital rights. Nevertheless, there are no contractual penalties for failure to deliver securities to the holders of the private placement rights or working capital rights upon consummation of an initial business combination.

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Additionally, in no event will we be required to net cash settle the rights. Accordingly, you might not receive the shares of Class A common stock underlying the rights.

The shares issuable upon conversion of the rights will be freely tradable (except to the extent held by affiliates of ours). We will not issue fractional shares upon conversion of the rights. If, upon conversion of the rights, a holder would be entitled to receive a fractional interest in a share, we will, upon conversion, comply with Section 155 of the Delaware General Corporation Law (which provides that Delaware companies shall either (1) arrange for the disposition of fractional interests by those entitled thereto, (2) pay in cash the fair value of fractions of a share as of the time when those entitled to receive such fractions are determined or (3) issue scrip or rights in registered form (either represented by a certificate or uncertificated) or in bearer form (represented by a certificate) which shall entitle the holder to receive a full share upon the surrender of such scrip or rights aggregating a full share). We will make the determination of how we are treating fractional shares at the time of our initial business combination and will include such determination in the proxy materials we will send to stockholders for their consideration of such initial business combination.

Representative’s Warrants

The Representative’s Warrants are exercisable at $12.00 per share. The warrant may be exercised for cash or on a cashless basis, at the holder’s option, at any time during the period commencing on the later of the first anniversary of the effective date of Deep Medicine’s IPO Prospectus and the Closing, and terminate on the fifth anniversary of the commencement date of sales in Deep Medicine’s IPO. The Representative’s Warrants grant to holders demand and “piggy back” rights for periods of five and seven years, respectively, from the commencement date of sales in Deep Medicine’s IPO with respect to the registration under the Securities Act of the shares of Class A common stock issuable upon exercise of the Representative’s Warrants. New TruGolf will bear all fees and expenses attendant to registering the securities, other than underwriting commissions, which will be paid for by the holders themselves. The exercise price and number of shares issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a share dividend, or our recapitalization, reorganization, merger or consolidation. However, the Representative’s Warrants will not be adjusted for issuances of common stock at a price below its exercise price. There will be no obligation to net cash settle the exercise of the Representative’s Warrants. The holder of the Representative’s Warrants will not be entitled to exercise the warrants for cash unless a registration statement covering the securities underlying the warrants is effective or an exemption from registration is available.

Certain Anti-Takeover Provisions of Delaware Law

So long as the outstanding shares of New TruGolf Class B common stock represent a majority of the combined voting power of New TruGolf Common Stock, the TruGolf Founders will effectively control all matters submitted to New TruGolf stockholders for a vote, as well as the overall management and direction of New TruGolf, which will have the effect of delaying, deferring or discouraging another person from acquiring control of New TruGolf .

After such time as the shares of New TruGolf Class B common stock no longer represent a majority of the combined voting power of New TruGolf Common Stock, the provisions of Delaware law, the Proposed Charter and Proposed Bylaws may have the effect of delaying, deferring or discouraging another person from acquiring control of New TruGolf.

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Section 203 of the Delaware General Corporation Law

New TruGolf will be subject to Section 203 of the Delaware General Corporation Law, which prohibits a person deemed an “interested stockholder” from engaging in a “business combination” with a publicly held Delaware corporation for three years following the date such person becomes an interested stockholder unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the New TruGolf Board, such as discouraging takeover attempts that might result in a premium over the price of New TruGolf Common Stock. Dual Class Stock

As described above, the Proposed Charter provides for a dual class common stock structure, which provides the TruGolf Founders, with the ability to control the outcome of matters requiring stockholder approval, even if they own significantly less than a majority of the shares of New TruGolf Common stock, including the election of directors and significant corporate transactions, such as a merger or other sale of New TruGolf or its assets.

Special Meetings of Stockholders

The Proposed Charter and the Proposed Bylaws provide that a special meeting of stockholders may be called only by the Chairman of the New TruGolf Board, the Chief Executive Officer of the New TruGolf, or a majority of the New TruGolf Board then in office. Advance Notice Requirements for Stockholder Proposals and Director Nominations The Proposed Charter and the Proposed Bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the New TruGolf Board or a committee of the New TruGolf Board. Elimination of Stockholder Action by Written Consent

Elimination of Stockholder Action by Written Consent

The Proposed Charter will eliminates the right of stockholders to act by written consent without a meeting.

Authorized but Unissued Shares

The ability to authorize undesignated preferred stock makes it possible for the New TruGolf Board to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of New TruGolf. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of our company.

Exclusive Forum Selection The Proposed Charter and the Proposed Bylaws provide that the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any state law claims for: (a) any derivative action or proceeding brought on behalf of the New TruGolf; (b) any action asserting a claim of breach of a fiduciary duty owed by, or other wrongdoing by, any director, officer, stockholder, employee or agent of the New TruGolf. New TruGolf or the New TruGolf’s stockholders; (c) any action asserting a claim against the New TruGolf or any director, officer, stockholder, employee or agent of the New TruGolf arising pursuant to any provision of the DGCL, the Proposed Charter or Proposed Bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware; (d) any action to interpret, apply, enforce or determine the validity of the Proposed Charter or Proposed Bylaws; or (e) any action asserting a claim against the New TruGolf or any director, officer, stockholder, employee or agent of the New TruGolf governed by the internal affairs doctrine. This exclusive forum provision will not apply to any causes of action arising under the Securities Act or the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Although the Proposed Charter or Proposed Bylaws contain the choice of forum provision described above, it is possible that a court could rule that such provisions are inapplicable for a particular claim or action or that such provisions are unenforceable.

Limitation on Liability and Indemnification of Directors and Officers

For a discussion of liability and indemnification, see the section titled “Management of New TruGolf Following the Business Combination— Limitation on Liability and Indemnification of Directors and Officers”.

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BENEFICIAL OWNERSHIP OF SECURITIES

The following table sets forth information known to Deep Medicine regarding (i) unless otherwise indicated in the footnotes below, the actual beneficial ownership of Deep Medicine Common Stock as of July 13, 2023 (the “Ownership Date”), which is prior to the consummation of the Business Combination and the other transactions contemplated by the Merger Agreement (“pre-business combination”) and (ii) the expected beneficial ownership of Deep Medicine Common Stock immediately following the consummation of the Business Combination and the other transactions contemplated by the Merger Agreement (“post-business combination”), in each case, by:

●	each person who is, or is expected to be, the beneficial owner of more than 5% of issued and outstanding Deep Medicine Common Stock;

●	each of Deep Medicine’s current executive officers and directors;

●	each person who will (or is expected to) become an executive officer or director of New TruGolf following the consummation of the Business Combination; and

●	all executive officers and directors of Deep Medicine as a group pre-business combination and all executive officers and directors of New TruGolf post-business combination.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days.

In the table below, percentage ownership is based on 4,357,964 shares of our common stock, consisting of (i) 4,357,964 shares of our Class A common stock and (ii) no shares of our Class B common stock, issued and outstanding as of July 13, 2023. On all matters to be voted upon holders of the shares of Class A common stock and shares of Class B common stock vote together as a single class, unless otherwise required by applicable law.

Pre-Business Combination Beneficial Ownership Table

	Class A Common Stock		Class B Common Stock
Name of Beneficial Owners (1)	Number of Shares Beneficially Owned	Approximate Percentage of Class	Number of Shares Beneficially Owned	Approximate Percentage of Class	Approximate Percentage of Outstanding Common Stock

Deep Medicine Officers and Directors
Humphrey P. Polanen (2)	25,000	*	-	-	*
Weixuan Luo	-	-	-	-	-
Ronald M. Razmi, MD (3)	50,000	1.1%	-	-	1.1%
Tina Spires	-	-	-	-	-
HongLiang Ren	-	-	-	-	-
Wanlei Miao	-	-	-	-	-
John Chiang	-	-	-	-	-
All Deep Medicine officers, directors and director nominees as a group (seven individuals)	75,000	1.7%	-	-	1.7%

Five Percent or More Shareholders
Bright Vision Sponsor LLC (4)	2,836,779	65.1%	-	-	65.1%
Feis Parties (5)	356,818	8.2%			8.2%
Karpus Investment Management (6)	734,925	16.9%	-	-	16.9%
Mizuho Parties (7)	806,210	18.5%	-	-	18.5%
Lighthouse Parties (8)	737,516	16.9%	-	-	16.9%

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*	Less than one percent

(1)	Unless otherwise noted, the business address of each of the following entities or individuals is c/o Deep Medicine Acquisition Corp., 595 Madison Avenue, 12th Floor, New York, NY 10017.

(2)	Pursuant to a certain redemption agreement between the sponsor, and Humphrey P. Polanen (“Mr. Polanen”) and the Nicodimos Family Trust (the “Trust”), a member of the sponsor, shares of Class B common stock were transferred by the sponsor to the Trust in consideration for the redemption of such membership interest of the sponsor entitling the Trust to receive such securities. Mr. Polanen is the trustee of the Trust. By virtue of the relationship, Mr. Polanen may be deemed to have or share beneficial ownership of the securities held of record by the Trust. Mr. Polanen disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

(3)	Pursuant to a certain redemption agreement between the sponsor and Ronald M. Razmi (“Mr. Razmi”), a member of the sponsor, shares of Class B common stock were transferred by the sponsor to Mr. Razmi in consideration for the redemption of such membership interest of the sponsor entitling Mr. Razmi to receive such securities.

(4)	According to the Schedule 13D/A filed with the SEC on April 27, 2022 by (i) the sponsor and (ii) Ke Li (“Mr. Li”). Mr. Li serves as the managing member of the sponsor. Mr. Li disclaims beneficial ownership of these securities. Accounts for the transfer of a maximum aggregate of 185,179 Deep Medicine Class A Shares pursuant to the Non-Redemption Agreements.

(5)	According to the Schedule 13G/A filed with the SEC on December 8, 2021, by (i) Feis Equities LLC, an Illinois limited liability company (“Feis LLC”) and (ii) Lawrence M. Feis (“Mr. Feis”, together with Feis LLC, the “Feis Parties”). The number of Class A common stock held by the Feis Parties is reported as of December 6, 2021, which does not reflect any redemption of shares by the Feis Parties in connection with the Second Extension or any other transactions after December 6, 2021. Accordingly, the number of Class A common stock and the percentages set forth in the table may not reflect the Feis Parties’ current beneficial ownership. The principal business address of the Feis Parties is 20 North Wacker Drive, Suite 2115m Chicago, Illinois, 60606.

(6)	As reported on a Schedule 13G/A filed January 10, 2023, by Karpus Management, Inc., a New York corporation d/b/a Karpus Investment Management (“Karpus”). Karpus is a registered investment adviser and is controlled by City of London Investment Group plc (“CLIG”). However, in accordance with SEC Release No. 34-39538 (January 12, 1998), effective informational barriers have been established between Karpus and CLIG such that voting and investment power over the subject securities is exercised by Karpus independently of CLIG, and, accordingly, attribution of beneficial ownership is not required between Karpus and CLIG. The principal business address of Karpus is 183 Sully’s Trail, Pittsford, NY 14534. The ultimate individual beneficial owner of the reporting persons is not included in the 13G/A.

(7)	According to a Schedule 13G filed with the SEC on February 14, 2022 by Mizuho Financial Group, Inc, Mizuho Financial Group, Inc. (“Mizuho Financial”), Mizuho Bank, Ltd. (“Mizuho Bank”) and Mizuho Americas LLC (“Mizuho America”) may be deemed to be indirect beneficial owners of the Class A common stock directly held by Mizuho Securities USA LLC (“Mizuho USA”, together with the Mizuho Financial, Mizuho Bank and Mizuho America, the “Mizuho Parties”), which is their wholly-owned subsidiary. The number of Class A common stock held by the Mizuho Parties is reported as of December 31, 2021, which does not reflect any redemption of shares by the Mizuho Parties in connection with the Second Extension or any other transactions after December 31, 2021. Accordingly, the number of Class A common stock and the percentages set forth in the table may not reflect the Mizuho Parties’ current beneficial ownership. The principal business address of Mizuho Financial and Mizuho Bank is 1-5-5, Otemachi, Chiyoda-ku, Tokyo 100-8176, Japan, and the principal business address is 1271 Avenue of the Americas, NY, NY 10020.

(8)	According to the Schedule 13G/A filed on February 14, 2023 by (i) Lighthouse Investment Partners, LLC (“Lighthouse”), (ii) MAP 136 Segregated Portfolio, a segregated portfolio of LMA SPC (“MAP 136”), (iii) MAP 214 Segregated Portfolio, a segregated portfolio of LMA SPC (“MAP 214”), (iv) LHP Ireland Fund Management Limited (“LHP Ireland”), (v) MAP 501, a sub-trust of LMA Ireland (“MAP 501”), (vi) LMAP 909, a sub-fund of LMAP Ireland ICAV (“LMAP 909”), (vii) LMAP 910, a sub-fund of LMAP Ireland ICAV (“LMAP 910”) and (viii) Shaolin Capital Partners SP, a segregated portfolio of PC MAP SPC (“Shaolin” and together with Lighthouse, MAP 136, MAP 214, LHP Ireland, MAP 501, LMAP 909 and LMAP 910, the “Lighthouse Parties”), regarding Class A common stock directly held by MAP 214, MAP 136 and Shaolin. Lighthouse serves as the investment manager of MAP 214, MAP 136, and Shaolin. LHP Ireland serves as the manager to MAP 501, LMAP 909 and LMAP 910. Because Lighthouse and LHP Ireland may be deemed to control MAP 214, MAP 136, Shaolin, MAP 501, LMAP 909 and LMAP 910, as applicable, Lighthouse and LHP Ireland may be deemed to beneficially own, and to have the power to vote or direct the vote of, and the power to direct the disposition of the Class A common stock reported in the Schedule 13G/A. The principal business addresses of the Lighthouse Parties are 3801 PGA Boulevard, Suite 500, Palm Beach Gardens, FL 33410 and 32 Molesworth Street, Dublin, D02 Y512, Ireland. The ultimate individual beneficial owner of the reporting persons is not included in the 13G/A.

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Post-Business Combination Beneficial Ownership Table

The expected beneficial ownership of Deep Medicine Common Stock post-business combination in the “No Redemptions” column in the table below has been determined based upon the following additional assumptions: (i) no holders of Deep Medicine Class A Shares exercise their redemption rights, (ii) 1,316,950 Deep Medicine Class A Shares underlying the Rights are issued, (iii) 2,091,747 Deep Medicine Class A Shares are issued, and 5,908,253 Deep Medicine Class B Shares are issued, (iv) 300,000 Deep Medicine Class A Shares issuable to Deep Medicine’s officers and directors within 10 days following the closing of the Business Combination (v) shares issued to I-Bankers to pay off the transaction fee of $4,427,500, 3.5% of the gross proceeds received by Deep Medicine in the IPO, (vi) none of Deep Medicine’s Insiders or the former stockholders of TruGolf purchase Deep Medicine Class A Shares in the open market and (vii) there are no other issuances of equity interests of New TruGolf.

The expected beneficial ownership of Deep Medicine common stock post-business combination in the “Maximum Contractual Redemption” column in the table below has been determined based upon the following additional assumptions: (i) 279,804 Deep Medicine Class A Shares are redeemed for an aggregate payment of approximately $3.2 million from the Trust Account, which is the maximum permitted amount of redemptions while still satisfying the conditions to the consummation of the Business Combination in the Merger Agreement; (ii) 1,316,950 Deep Medicine Class A Shares underlying the Rights are issued, (iii) 2,091,747 Deep Medicine Class A Shares are issued and 5,908,253 Deep Medicine Class B Shares are issued, (iv) 300,000 Deep Medicine Class A Shares issuable to Deep Medicine’s officers and directors within 10 days following the closing of the Business Combination (v) shares issued to I-Bankers to pay off the transaction fee of $4,427,500, 3.5% of the gross proceeds received by Deep Medicine in the IPO, (vi) none of Deep Medicine’s initial stockholders or the former stockholders of TruGolf purchase Deep Medicine Class A Shares in the open market and (vii) there are no other issuances of equity interests of New TruGolf.

	Assuming No Redemption					Assuming Maximum Redemption
	Class A Common Stock		Class B Common Stock			Class A Common Stock		Class B Common Stock
Name of Beneficial Owners	Number of Shares Beneficially Owned	Approximate Percentage of Class	Number of Shares Beneficially Owned	Approximate Percentage of Class	Approximate Percentage of Outstanding Common Stock	Number of Shares Beneficially Owned	Approximate Percentage of Class	Number of Shares Beneficially Owned	Approximate Percentage of Class	Approximate Percentage of Outstanding Common Stock

Deep Medicine Officers and Directors
Humphrey P. Polanen (1)	150,000	1.7%	-	-	1.0%	150,000	1.8%	-	-	1.0%
Weixuan Luo (2)	45,000	*	-	-	*	45,000	*	-	-	*
Ronald M. Razmi, MD (3)	80,000	*	-	-	*	80,000	*	-	-	*
Tina Spires (4)	20,000	*	-	-	*	20,000	*	-	-	*
HongLiang Ren (4)	20,000	*	-	-	*	20,000	*	-	-	*
Wanlei Miao (4)	20,000	*	-	-	*	20,000	*	-	-	*
John Chiang (4)	20,000	*	-	-	*	20,000	*	-	-	*
All Deep Medicine officers, directors and director nominees as a group (seven individuals)	355,000	3.9%	-	-	2.2%	355,000	4.0%	-	-	2.2%

Directors and Executive Officers of TruGolf Pre-Business Combination
Chris Jones	-	-	2,957,926	50.0%	20.6%	-	-	2,957,926	50.0%	21.0%
Lindsay Jones	-	-	-	-	-	-	-	-	-	-
Brenner Adams	81,415	1.0%	-	-	*	81,415	1.0%	-	-	*
Nathan E. Larson	81,415	1.0%	-	-	*	81,415	1.0%	-	-	*
B. Shaun Limbers (5)	307,568	3.6%	-	-	2.1%	307,568	3.8%	-	-	2.1%
Steven R. Johnson	-	-	1,434,456	24.3%	10.0%	-	-	1,434,456	24.3%	10.2%
Humphrey P. Polanen	150,000	1.8%	-	-	1.0%	150,000	1.8%	-	-	1.0%
Riley Russell	-	-	-	-	-	-	-	-	-	-
AJ Redmer	-	-	-	-	-	-	-	-	-	-

Directors and Executive Officers of New TruGolf Post-Business Combination
Chris Jones	-	-	2,957,926	50.0%	20.6%	-	-	2,957,926	50.0%	21.0%
Lindsay Jones	-	-	-	-	-	-	-	-	-	-
Brenner Adams	81,415	1.0%	-	-	*	81,415	1.0%	-	-	* %
Nathan E. Larson	81,415	1.0%	-	-	*	81,415	1.0%	-	-	0.5%
B. Shaun Limbers (5)	307,568	3.6%	-	-	2.1%	307,568	3.8%	-	-	2.1%
Steven R. Johnson	-	-	1,434,456	24.3%	10.0%	-	-	1,434,456	24.3%	10.2%
Humphrey P. Polanen	150,000	1.8%	-	-	1.0%	150,000	1.8%	-	-	1.0%
Riley Russell	-	-	-	-	-	-	-	-	-	-
AJ Redmer	-	-	-	-	-	-	-	-	-	-

All executive officers and directors of New TruGolf as a group (nine individuals)	620,398	7.4%	4,473,797	74.3%	34.9%	620,398	7.6%	4,473,797	74.3%	35.3%

Five Percent or More Shareholders
Dave Ashby	-	-	1,515,871	25.7%	10.6%	-	-	1,515,871	25.7%	10.8%
Steven R. Johnson	-	-	1,434,456	24.3%	10.0%	-	-	1,434,456	24.3%	10.2%
Chris Jones	-	-	2,957,926	50.0%	20.6%	-	-	2,957,926	50.0%	21.0%
Bright Vision Sponsor LLC (6)	2,836,779	33.6%	-	-	19.8%	3,021,958	37.0%	-	-	21.5%
Karpus Investment Management (7)	734,925	8.7%	-	-	5.1%	734,925	9.0%	-	-	5.2%
Mizuho Parties (8)	806,210	9.5%	-	-	5.6%	806,210	9.9%	-	-	5.7%
Lighthouse Parties (9)	737,516	8.7%	-	-	5.1%	737,516	9.0%	-	-	5.2%

*	Less than one percent
**	This table assumes that July 13, 2023 is the Closing of the Business Combination

(1)	Based on 125,000 Deep Medicine Class A Shares to be issued within 10 days of the consummation of our business combination.

(2)	Based on 45,000 Deep Medicine Class A Shares to be issued within 10 days of the consummation of our business combination.

(3)	Based on 30,000 Deep Medicine Class A Shares to be issued within 10 days of the consummation of our business combination.

(4)	Based on 20,000 Deep Medicine Class A Shares to be issued within 10 days of the consummation of our business combination.

(5)	Based on 307,568 Deep Medicine Class A Shares held by McIntyre Investment, LLC, of which Mr. B. Shaun Limbers is the sole member and 100% owner.

(6)	According to the Schedule 13D/A filed with the SEC on April 27, 2022 by (i) the sponsor and (ii) Ke Li (“Mr. Li”). Mr. Li serves as the managing member of the sponsor. Mr. Li disclaims beneficial ownership of these securities. Accounts for the transfer of a maximum aggregate of 185,179 Deep Medicine Class A Shares pursuant to the Non-Redemption Agreements.

(7)	As reported on a Schedule 13G/A filed January 10, 2023, by Karpus Management, Inc., a New York corporation d/b/a Karpus Investment Management (“Karpus”). Karpus is a registered investment adviser and is controlled by City of London Investment Group plc (“CLIG”). However, in accordance with SEC Release No. 34-39538 (January 12, 1998), effective informational barriers have been established between Karpus and CLIG such that voting and investment power over the subject securities is exercised by Karpus independently of CLIG, and, accordingly, attribution of beneficial ownership is not required between Karpus and CLIG. The principal business address of Karpus is 183 Sully’s Trail, Pittsford, NY 14534. The ultimate individual beneficial owner of the reporting persons is not included in the 13G/A.

(8)	According to a Schedule 13G filed with the SEC on February 14, 2022 by Mizuho Financial Group, Inc, Mizuho Financial Group, Inc. (“Mizuho Financial”), Mizuho Bank, Ltd. (“Mizuho Bank”) and Mizuho Americas LLC (“Mizuho America”) may be deemed to be indirect beneficial owners of the Class A common stock directly held by Mizuho Securities USA LLC (“Mizuho USA”, together with the Mizuho Financial, Mizuho Bank and Mizuho America, the “Mizuho Parties”), which is their wholly-owned subsidiary. The number of Class A common stock held by the Mizuho Parties is reported as of December 31, 2021, which does not reflect any redemption of shares by the Mizuho Parties in connection with the Second Extension or any other transactions after December 31, 2021. Accordingly, the number of Class A common stock and the percentages set forth in the table may not reflect the Mizuho Parties’ current beneficial ownership. The principal business address of Mizuho Financial and Mizuho Bank is 1-5-5, Otemachi, Chiyoda-ku, Tokyo 100-8176, Japan, and the principal business address is 1271 Avenue of the Americas, NY, NY 10020.

(9)	According to the Schedule 13G/A filed on February 14, 2023 by (i) Lighthouse Investment Partners, LLC (“Lighthouse”), (ii) MAP 136 Segregated Portfolio, a segregated portfolio of LMA SPC (“MAP 136”), (iii) MAP 214 Segregated Portfolio, a segregated portfolio of LMA SPC (“MAP 214”), (iv) LHP Ireland Fund Management Limited (“LHP Ireland”), (v) MAP 501, a sub-trust of LMA Ireland (“MAP 501”), (vi) LMAP 909, a sub-fund of LMAP Ireland ICAV (“LMAP 909”), (vii) LMAP 910, a sub-fund of LMAP Ireland ICAV (“LMAP 910”) and (viii) Shaolin Capital Partners SP, a segregated portfolio of PC MAP SPC (“Shaolin” and together with Lighthouse, MAP 136, MAP 214, LHP Ireland, MAP 501, LMAP 909 and LMAP 910, the “Lighthouse Parties”), regarding Class A common stock directly held by MAP 214, MAP 136 and Shaolin. Lighthouse serves as the investment manager of MAP 214, MAP 136, and Shaolin. LHP Ireland serves as the manager to MAP 501, LMAP 909 and LMAP 910. Because Lighthouse and LHP Ireland may be deemed to control MAP 214, MAP 136, Shaolin, MAP 501, LMAP 909 and LMAP 910, as applicable, Lighthouse and LHP Ireland may be deemed to beneficially own, and to have the power to vote or direct the vote of, and the power to direct the disposition of the Class A common stock reported in the Schedule 13G/A. The principal business addresses of the Lighthouse Parties are 3801 PGA Boulevard, Suite 500, Palm Beach Gardens, FL 33410 and 32 Molesworth Street, Dublin, D02 Y512, Ireland. The ultimate individual beneficial owner of the reporting persons is not included in the 13G/A.

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CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Deep Medicine Related Person Transactions

In March 2021, we issued an aggregate of 2,875,000 founder shares to our initial stockholders for an aggregate purchase price of $50,000 in cash, or approximately $0.017 per share, resulting in our initial stockholders holding an aggregate of 2,875,000 founder shares (up to 375,000 shares of which were subject to forfeiture depending on the extent to which the underwriters’ over-allotment option was exercised). The number of founder shares issued was determined based on the expectation that such founder shares would represent 20% of our outstanding shares upon completion of the IPO (not including the shares of Class A common stock underlying the private placement units or the representative shares). In October 2021, we effected a 0.1 for 1 stock dividend for each share of Class B common stock outstanding, resulting in our sponsor holding an aggregate of 3,162,500 founder shares. The founder shares (including the Class A common stock that is issuable upon exercise thereof) may not, subject to certain limited exceptions, be transferred, assigned or sold by the holder.

On December 23, 2022, we held the 2022 Special Meeting at which our stockholders approved, among other things, an amendment to our amended and restated certificate of incorporation to provide for the right of a holder of Class B common stock to convert into Class A common stock on a one-for-one basis prior to the closing of an initial business combination.

Also on December 23, 2022, stockholders holding all of the issued and outstanding Class B common stock elected to convert their Class B common stock into Class A common stock on a one-for-one basis. As a result, 3,162,500 shares of Class B common stock were cancelled, and 3,162,500 shares of Class A common stock were issued to such holders of the converting Class B common stock.

Our Insiders have purchased an aggregate of 406,500 units at a price of $10.00 per unit, for an aggregate purchase price of $4,065,000 and I-Bankers purchased an aggregate of 113,000 units at a price of $10.00 per unit, for an aggregate purchase price of $1,130,000. The private placement units are identical to the units sold in the IPO, so long as they are held by our sponsor or the underwriters or their permitted transferees, and (i) may not, subject to certain limited exceptions, be transferred, assigned or sold by the holders until 30 days after the completion of our initial business combination, and (ii) will be entitled to registration rights. The private placement units (including the private placement shares, the private placement rights, and the shares of Class A common stock issuable upon conversion thereof) may not, subject to certain limited exceptions, be transferred, assigned or sold by the holder.

216

If any of our officers or directors becomes aware of an initial business combination opportunity that falls within the line of business of any entity to which he or she has then-current fiduciary or contractual obligations, he or she will honor his or her fiduciary or contractual obligations to present such business combination opportunity to such other entity. Our officers and directors currently have certain relevant fiduciary duties or contractual obligations that may take priority over their duties to us.

We pay Weixuan Luo, our Chief Financial Officer, monthly fees of $5,000 for her services commencing on August 1, 2020. Upon completion of our initial business combination or our liquidation, we will cease paying these monthly fees. We will also issue to our officers and directors an aggregate of 300,000 post business combination shares within 10 days following the business combination with the same lock-up restrictions registration rights as the founder shares.

Other than the foregoing, no compensation of any kind, including any finder’s fee, reimbursement, consulting fee or monies in respect of any payment of a loan, has been or will be paid by us to our sponsor, officers and directors, or any affiliate of our sponsor or officers, prior to, or in connection with any services rendered in order to effectuate, the consummation of an initial business combination (regardless of the type of transaction that it is). However, these individuals are reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. Our audit committee reviews on a quarterly basis all payments that were made to our sponsor, officers, directors or our or their affiliates and determines which expenses and the amount of expenses that are reimbursed. There is no cap or ceiling on the reimbursement of out-of-pocket expenses incurred by such persons in connection with activities on our behalf.

As of March 31, 2023 and March 31, 2022, we had loans payable to the sponsor and its affiliates in the amount of $1,865,000 and $500,000, respectively, as discussed below:

Prior to the consummation of the IPO, our sponsor agreed to loan us $500,000 to be used for a portion of the expenses of the IPO. The Sponsor Note is non-interest bearing, unsecured and due upon completion of our initial business combination. Under no circumstances shall any individual, including but not limited to any officer, director, employee or stockholder, be obligated personally for any obligations or liabilities of the Sponsor Note.

On October 15, 2022, we issued the First Sponsor Affiliate Notes to two affiliates of the sponsor in connection with the First Extension, from October 29, 2022 to January 29, 2023. The First Sponsor Affiliate Notes bear no interest and are repayable in full upon the earlier of (a) the date of the consummation of the initial business combination, or (b) the date of our liquidation.

On October 19, 2022, an aggregate of $1,265,000 from the First Sponsor Affiliate Notes was deposited into the trust account, which amount will be included in the pro rata amount distributed to (i) holders of public shares upon our liquidation or (ii) holders of public shares who elect to have their shares redeemed in connection with the consummation of the initial business combination.

On February 9, 2023, we issued the Second Sponsor Affiliate Note to an affiliate of the sponsor, in connection with the Second Extension, from January 29, 2023 to July 29, 2023, pursuant to which a monthly payment of $50,000 is to be deposited into the trust account after January 29, 2023. The Second Sponsor Affiliate Note bears no interest and is repayable in full upon the earlier of (a) the date of the consummation of the initial business combination, or (b) the date of our liquidation. Accordingly, an aggregate of $300,000 had been deposited into the trust account as of July 13, 2023.

On July 11, 2023, Deep Medicine and the Sponsor entered into certain non-redemption agreements (“Non-Redemption Agreement”) with certain unaffiliated third parties in exchange for such third parties agreeing not to redeem (or shall use commercially reasonable efforts to request that the Company’s transfer agent reverse any previously submitted redemption demand) certain Deep Medicine Class A Shares (the “Non-Redeemed Shares”) in connection with the Third Extension Meeting. In exchange for the foregoing commitments not to redeem such Non-Redeemed Shares, the Sponsor agreed to transfer to such third-parties certain Deep Medicine Class A Shares (the “Founder Shares”) held by the Sponsor immediately following consummation of an initial business combination if they continue to hold such Non-Redeemed Shares through the Third Extension Meeting. Such Founder Shares had been issued to the Sponsor upon conversion of the Deep Medicine Class B Shares held by the Sponsor. In addition, Deep Medicine agreed that, to mitigate the current uncertainty surrounding the implementation of the Inflation Reduction Act of 2022, funds held in the Trust Account, including any interest thereon, will not be used to pay for any excise tax liabilities with respect to any future redemptions prior to or in connection with the extension voted upon at the Third Extension Meeting, an initial business combination, or liquidation of Deep Medicine. Until the earlier of (a) the consummation of Deep Medicine’s initial business combination; and (b) the liquidation of the Trust Account, Deep Medicine will maintain the investment of funds held in the Trust Account in interest-bearing United States government securities within the meaning of Section 2(a)(16) of the Investment Company Act of 1940, as amended, having a maturity of 185 days or less, or in money market funds meeting the conditions of paragraphs (d)(1), (d)(2), (d)(3) and (d)(4) of Rule 2a-7 promulgated under the Investment Company Act of 1940, as amended, which invest only in direct U.S. government treasury obligations, or maintain such funds in cash in an interest-bearing demand deposit account at a bank.

Deep Medicine and the Sponsor entered into such Non-Redemption Agreements with six unaffiliated third parties in total, with respect to a maximum aggregate of 514,773 Deep Medicine Class A Shares, and the Sponsor has agreed to transfer a maximum aggregate of 185,179 Deep Medicine Class A Shares pursuant to the Non-Redemption Agreements upon the consummation of Deep Medicine’s initial business combination.

Under no circumstances shall any individual, including but not limited to any officer, director, employee or stockholder, be obligated personally for any obligations or liabilities of the loans payable to the Sponsor and its affiliates.

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In addition, in order to finance transaction costs in connection with an intended initial business combination, our sponsor or an affiliate of our sponsor or certain of our officers and directors may, but are not obligated to, loan us Working Capital Loans as may be required. If we complete an initial business combination, we would repay such Working Capital Loans. In the event that the initial business combination does not close, we may use a portion of the working capital held outside the trust account to repay any such Working Capital Loans but no proceeds from our trust account would be used for such repayment. Up to $1,500,000 of such Working Capital Loans may be convertible into private placement-equivalent units at a price of $10.00 per unit (which, for example, would result in the holders being issued 165,000 shares of Class A common stock if $1,500,000 of notes were so converted since the 150,000 rights included in such units would result in the issuance of 15,000 shares upon the closing of our business combination), at the option of the lender. Such units would be identical to the private placement units. The terms of such Working Capital Loans by our sponsor or its affiliates, or our officers and directors, if any, have not been determined and no written agreements exist with respect to such loans. We do not expect to seek loans from parties other than our sponsor or an affiliate of our sponsor as we do not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in our trust account.

After our initial business combination, members of our management team who remain with us may be paid consulting, management or other fees from the combined company with any and all amounts being fully disclosed to our stockholders, to the extent then known, in the tender offer or proxy solicitation materials, as applicable, furnished to our stockholders, such as the TruGolf Proxy statement/prospectus. It is unlikely the amount of such compensation will be known at the time of distribution of such tender offer materials or at the time of a stockholder meeting held to consider our initial business combination, as applicable, as it will be up to the directors of the post-combination business to determine executive and director compensation.

Our initial stockholders, officers and directors and I-Bankers have entered into a letter agreement with us, pursuant to which they have waived their rights to liquidating distributions from the trust account with respect to any founder shares, private placement shares or representative shares held by them if we fail to complete our initial business combination within the Combination Period. However, if our initial stockholders, officers or directors acquire public shares in or after the IPO, they will be entitled to liquidating distributions from the trust account with respect to such public shares if we fail to complete our initial business combination within the Combination Period

We have entered into a registration rights agreement with respect to the private placement units, the private placement shares, the private placement rights, the representative shares, the representative warrants, the securities issuable upon conversion of Working Capital Loans (if any), the post business combination shares, and the shares of Class A common stock issuable upon exercise or conversion or exercise of the foregoing and upon conversion of the founder shares.

Other than the foregoing, no compensation of any kind, including any finder’s fee, reimbursement, consulting fee or monies in respect of any payment of a loan, will be paid by us to our sponsor, officers and directors, or any affiliate of our sponsor or officers, prior to, or in connection with any services rendered in order to effectuate, the consummation of an initial business combination (regardless of the type of transaction that it is). However, these individuals will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. Our audit committee will review on a quarterly basis all payments that were made to our sponsor, officers, directors or our or their affiliates and will determine which expenses and the amount of expenses that will be reimbursed. There is no cap or ceiling on the reimbursement of out-of-pocket expenses incurred by such persons in connection with activities on our behalf.

Prior to the closing of the IPO, our sponsor has agreed to loan us up to $500,000 to be used for a portion of the expenses of the IPO. These loans are non-interest bearing, unsecured and are upon closing of our initial business combination. The value of our sponsor’s interest in this transaction corresponds to the principal amount outstanding under any such loan.

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In addition, in order to finance transaction costs in connection with an intended initial business combination, our sponsor or an affiliate of our sponsor or certain of our officers and directors may, but are not obligated to, loan us funds as may be required. If we complete an initial business combination, we would repay such loaned amounts. In the event that the initial business combination does not close, we may use a portion of the working capital held outside the trust account to repay such loaned amounts but no proceeds from our trust account would be used for such repayment. Up to $1,500,000 of such working capital loans may be convertible into private placement-equivalent units at a price of $10.00 per unit (which, for example, would result in the holders being issued 165,000 shares of Class A common stock if $1,500,000 of notes were so converted since the 150,000 rights included in such units would result in the issuance of 15,000 shares upon the closing of our business combination), at the option of the lender. Such units would be identical to the private placement units. The terms of such working capital loans by our sponsor or its affiliates, or our officers and directors, if any, have not been determined and no written agreements exist with respect to such loans. We do not expect to seek loans from parties other than our sponsor or an affiliate of our sponsor as we do not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in our trust account.

After our initial business combination, members of our management team who remain with us may be paid consulting, management or other fees from the combined company with any and all amounts being fully disclosed to our stockholders, to the extent then known, in the tender offer or proxy solicitation materials, as applicable, furnished to our stockholders. It is unlikely the amount of such compensation will be known at the time of distribution of such tender offer materials or at the time of a stockholder meeting held to consider our initial business combination, as applicable, as it will be up to the directors of the post-combination business to determine executive and director compensation.

For additional information on related party transactions, see the section of this proxy statement/prospectus entitled “Proposal No. 2: The Business Combination Proposal — Interests of Certain Persons in the Business Combination” of this proxy statement/prospectus.

Certain Agreements Related to the Business Combination

In connection with the Business Combination, certain agreements were entered into or will be entered into pursuant to the Merger Agreement by Deep Medicine. References below are qualified in their entirety by reference to the full text of such agreements and to the descriptions thereof included elsewhere in this proxy statement/prospectus. These agreements include:

●	TruGolf Stockholder Voting and Support Agreement (see the section entitled “Proposal No. 2: The Business Combination Proposal — Related Agreements — TruGolf Stockholder Voting and Support Agreement”).

●	Sponsor Support Agreement (see the section entitled “Proposal No. 2: The Business Combination Proposal — Related Agreements — Sponsor Support Agreement”).

●	Lock-Up Agreements (see the section entitled “Proposal No. 2: The Business Combination Proposal — Related Agreements — Lock-Up Agreements”).

●	Non-Competition Agreements (see the section entitled “Proposal No. 2: The Business Combination Proposal — Related Agreements — Non-Competition Agreements and Non-Solicitation Agreements”).

Deep Medicine Related Person Transactions Policy

We have not yet adopted a formal policy for the review, approval or ratification of related party transactions. Accordingly, the transactions discussed above were not reviewed, approved or ratified in accordance with any such policy.

We have adopted a code of ethics requiring us to avoid, wherever possible, all conflicts of interests, except under guidelines or resolutions approved by our board of directors (or the appropriate committee of our board) or as disclosed in our public filings with the SEC. Under our code of ethics, conflict of interest situations will include any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) involving the company. A form of the code of ethics can be found on our website.

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In addition, our audit committee, pursuant to a written charter, will be responsible for reviewing and approving related party transactions to the extent that we enter into such transactions. An affirmative vote of a majority of the members of the audit committee present at a meeting at which a quorum is present will be required in order to approve a related party transaction. A majority of the members of the entire audit committee will constitute a quorum. Without a meeting, the unanimous written consent of all of the members of the audit committee will be required to approve a related party transaction. A form of the audit committee charter can be found on our website. We also require each of our directors and executive officers to complete a directors’ and officers’ questionnaire that elicits information about related party transactions.

These procedures are intended to determine whether any such related party transaction impairs the independence of a director or presents a conflict of interest on the part of a director, employee or officer.

To further minimize conflicts of interest, we have agreed not to consummate an initial business combination with an entity that is affiliated with any of our sponsor, officers or directors unless we, or a committee of independent directors, have obtained an opinion from an independent investment banking firm which is a member of FINRA or an independent accounting firm that our initial business combination is fair to our company from a financial point of view. Furthermore, no finder’s fees, reimbursements, consulting fee, monies in respect of any payment of a loan or other compensation will be paid by us to our Sponsor, officers or directors, or any affiliate of our sponsor or officers, for services rendered to us prior to, or in connection with any services rendered in order to effectuate, the consummation of our initial business combination (regardless of the type of transaction that it is). However, the following payments will be made to our sponsor, officers or directors, or our or their affiliates, none of which will be made from the proceeds of this offering held in the trust account prior to the completion of our initial business combination:

●	Repayment of up to an aggregate of $500,000 in loans made to us by our sponsor to cover offering-related and organizational expenses;

●	Repayment of up to an aggregate of $1,565,000 in loans made to us by our Sponsor’s affiliates in connection with the extensions through July 29, 2023;

●	Payment to Weixuan Luo, our Chief Financial Officer, of $5,000 for her services per month starting from August 1, 2020;

●	Reimbursement for any out-of-pocket expenses related to identifying, investigating and completing an initial business combination; and

●	Repayment of loans which may be made by our sponsor or an affiliate of our sponsor or certain of our officers and directors to finance transaction costs in connection with an intended initial business combination, the terms of which have not been determined nor have any written agreements been executed with respect thereto. Up to $1,500,000 of such working capital loans may be convertible into private placement-equivalent units at a price of $10.00 per unit (which, for example, would result in the holders being issued 165,000 shares of Class A common stock if $1,500,000 of notes were so converted since the 150,000 rights included in such units would result in the issuance of 15,000 shares upon the closing of our business combination), at the option of the lender.

Our audit committee will review on a quarterly basis all payments that were made to our sponsor, officers or directors, or our or their affiliates.

TruGolf Related Person Transactions

In December 2008, we issued a promissory note of $500,000 to the ARJ Trust, which is controlled by Autry Jones, who is the wife of our then and still current Chief Executive Officer in exchange for a loan of $500,000. The note bears interest at 8.5% annually and requires the payment of monthly interest. In 2023, the notes maturity date was extended to March 31, 2024. The principal amount of the note is currently $500,000.

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In June 2010, we entered into a second $150,000, 8.50% annual interest rate note payable with the ARJ Trust. We make monthly interest-only payments. In 2023, the note’s maturity was extended one-year to March 31, 2024. The principal amount of the note is currently $150,000.

Certain Agreements Related to the Business Combination

In connection with the Business Combination, certain agreements were entered into or will be entered into pursuant to the Merger Agreement by TruGolf and its related persons. References below are qualified in their entirety by reference to the full text of such agreements and to the descriptions thereof included elsewhere in this proxy statement/prospectus. These agreements include:

●	TruGolf Stockholder Voting and Support Agreement (see the section entitled “Proposal No. 2: The Business Combination Proposal — Related Agreements — TruGolf Stockholder Voting and Support Agreement”).

●	Lock-Up Agreements (see the section entitled “Proposal No. 2: The Business Combination Proposal — Related Agreements — Lock-Up Agreements”).

●	Non-Competition Agreements (see the section entitled “Proposal No. 2: The Business Combination Proposal — Related Agreements — Non-Competition Agreements and Non-Solicitation Agreements”).

Related Person Transactions Policy Following the Business Combination

Prior to the closing of the Business Combination, TruGolf intends to add a policy for the review, approval or ratification of related party transactions. The policy will provide that any material transaction with a related party shall be approved by a majority of the disinterested directors. TruGolf has not yet allocated such policy; accordingly, the transactions described about when not reviewed, approved or ratified in accordance with any such party.

In addition, our audit committee, pursuant to a written charter, will be responsible for reviewing and approving related party transactions to the extent that we enter into such transactions. An affirmative vote of a majority of the members of the audit committee present at a meeting at which a quorum is present will be required in order to approve a related party transaction. A majority of the members of the entire audit committee will constitute a quorum. Without a meeting, the unanimous written consent of all of the members of the audit committee will be required to approve a related party transaction. A form of the audit committee charter can be found on our website. We also require each of our directors and executive officers to complete a directors’ and officers’ questionnaire that elicits information about related party transactions.

These procedures are intended to determine whether any such related party transaction impairs the independence of a director or presents a conflict of interest on the part of a director, employee or officer.

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EXECUTIVE AND DIRECTOR COMPENSATION OF DEEP MEDICINE

Other than as disclosed herein, none of our officers and directors has received any cash compensation for services rendered to us. We pay Weixuan Luo, our Chief Financial Officer, monthly fees of $5,000 for her services commencing on August 1, 2020. Upon completion of our initial business combination or our liquidation, we will cease paying these monthly fees. We will also issue to our officers and directors an aggregate of 300,000 post business combination shares within 10 days following the business combination, with the same lock-up restrictions and registration rights as the founder shares. Other than the foregoing, no compensation of any kind, including any finder’s fee, reimbursement, consulting fee or monies in respect of any payment of a loan, will be paid by us to our sponsor, officers and directors, or any affiliate of our sponsor or officers, prior to, or in connection with any services rendered in order to effectuate, the consummation of our initial business combination (regardless of the type of transaction that it is). However, these individuals will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. Our audit committee will review on a quarterly basis all payments that were made to our sponsor, officers or directors, or our or their affiliates. Any such payments prior to an initial business combination will be made using funds held outside the trust account. Other than quarterly audit committee review of such payments, we do not expect to have any additional controls in place governing our reimbursement payments to our directors and executive officers for their out-of-pocket expenses incurred in connection with identifying and consummating an initial business combination.

After the completion of our initial business combination, directors or members of our management team who remain with us may be paid consulting or management fees from the combined company. All of these fees will be fully disclosed to stockholders, to the extent then known, in the tender offer materials or proxy solicitation materials furnished to our stockholders in connection with a proposed initial business combination. We have not established any limit on the amount of such fees that may be paid by the combined company to our directors or members of management. It is unlikely the amount of such compensation will be known at the time of the proposed initial business combination, because the directors of the post-combination business will be responsible for determining officer and director compensation. Any compensation to be paid to our officers will be determined, or recommended to the board of directors for determination, either by a compensation committee constituted solely by independent directors or by a majority of the independent directors on our board of directors.

We do not intend to take any action to ensure that members of our management team maintain their positions with us after the consummation of our initial business combination, although it is possible that some or all of our officers and directors may negotiate employment or consulting arrangements to remain with us after our initial business combination. The existence or terms of any such employment or consulting arrangements to retain their positions with us may influence our management’s motivation in identifying or selecting a target business but we do not believe that the ability of our management to remain with us after the consummation of our initial business combination will be a determining factor in our decision to proceed with any potential business combination. We are not party to any agreements with our officers and directors that provide for benefits upon termination of employment.

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EXECUTIVE AND DIRECTOR COMPENSATION OF TRUGOLF

Unless the context otherwise requires, any reference in this section of this proxy statement/prospectus to “TruGolf,” “we,” “us,” or “our” refers to TruGolf prior to the consummation of the Business Combination.

TruGolf will be an “emerging growth company,” as defined in the JOBS Act, and thus the following disclosures are intended to comply with the scaled disclosure requirements applicable to emerging growth companies and “smaller reporting companies,” as such term is defined in the rules promulgated under the Securities Exchange Act, which require compensation disclosure for our principal executive officer and the two most highly compensated executive officers other than our principal executive officer, whom we refer to as our “named executive officers.”

This section discusses the material components of the executive compensation program offered to our named executive officers. TruGolf’s named executive officers for the years ended December 31, 2022 and 2021 were as follows:

●	Chris Jones, our Chief Executive Officer;

●	Brenner Adams, our Chief Growth Officer; and

●	Nate Larson, our Chief Experience Officer.

Following the closing of the Business Combination, the named executive officers will continue in their current positions.

This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that New TruGolf adopts following the closing of the Business Combination could vary materially from our historical practices and currently planned programs summarized in this discussion.

We will continue to update, in accordance with the rules and regulations of the SEC, information in this section regarding the compensation of our named executive officers.

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Executive Compensation Overview

Compensation Philosophy

TruGolf has designed its compensation and benefits program to attract, retain, incentivize and reward talented and qualified executives who share our philosophy and desire to achieve our enterprise goals. We believe our compensation program should promote the success of TruGolf and align executive incentives with the long-term interest of its stockholders. TruGolf’s current compensation programs consist primarily of base salaries and short-term incentive compensation, as well as the grant of shares of stock or options to purchase stock.. As we transition from a private company to a publicly traded company, we intend to evaluate our compensation values and philosophy and compensation plans and arrangements as circumstances require.

Compensation Elements

The compensation for TruGolf’s named executive officers (NEO’s”) consists of the following:

Compensation Element	Purpose
Base Salary	To provide stable and competitive income.
Equity-Based Compensation	To encourage executives to maximize long-term shareholder value (provided in the form of stock and stock option awards).
Short-Term Incentive Compensation	To motivate and reward short-term behaviors, actions and results that drive long-term value creation.

To accomplish both its short-term and long-term objectives, the compensation program emphasizes pay-for-performance, with two variable components. Base salary is intended to provide a fixed component of compensation commensurate with the executive’s skill set, experience, role and responsibilities, and is compared against those in similar positions at similar companies. Variable components include short-term incentive compensation and long-term equity-based incentives, which are used to align each component of incentive compensation with TruGolf’s short and long-term business objectives.

Summary Compensation Table

The following table sets forth information regarding the total compensation awarded to and earned by TruGolf’s named executive officers for services rendered in all capacities for the years ended December 31, 2022 and 2021.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards ($)	Value of Shares Granted ($)	Total ($)
Chris Jones	2022	160,000		-	-	160,000
Chief Executive Officer	2021	160,000	-	-		160,000
Brenner Adams	2022	160,000		-	-	160,000
Chief Growth Officer			-	-	-
Nick Larsen	2022	150,000		-	-	150,000
Chief Experience Officer			-	-	-
Josh Barth	2021	160,407	-	-	-	160,407
Senior Software Engineer			-	-	-
Chris Kelley	2021	159,390
Technical Director			-	-	-	159,390

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Narrative Disclosure to the Summary Compensation Table

Equity-Based Compensation

Our belief is that by providing our employees, officers and directors with the ability to obtain equity in TruGolf we increase our ability to attract and retain qualified employees (including named executive officers), consultants and directors who will contribute to our long range success, provide incentives that align their interests with those of our stockholders, and promote the success of TruGolf’s business. To this end, we made certain stock grants on January 1, 2023 which are included in the chart above. If TruGolf’s 2023 Equity Incentive Plan (the “Plan”) is approved by the Deep Medicine stockholders as proposed in Proposal No. 5 above we intend to continue this strategy.

Agreements with TruGolf’s Named Executive Officers

TruGolf currently maintains employment agreements with its Chief Executive Officer, Chief Growth Officer, and Chief Experience Officer.

Agreement with Chief Executive Officer

Employment Arrangement Documentation Currently in Place with Mr. Chris Jones

We hold employment arrangement documentation with Mr. Jones dated effective as of January 1, 2022, pursuant to which we employ Mr. Jones as our Chief Executive Officer on an at-will basis. Pursuant to his employee arrangement documentation, Mr. Jones is eligible to receive an annual base salary of $160,000 and performance based annual bonus, along with equity incentive plans.

Mr. Jones is also eligible for certain compensation based on future changes of control (50% or greater) as well as compensation based upon termination of his employment or resignation.

Agreement with Chief Growth Officer

Employment arrangement Documentation Currently in Place with Mr. Brenner Adams

We hold employment arrangement documentation with Mr. Adams dated effective as of January 1, 2022, pursuant to which we employ Mr. Adams as our Chief Growth Officer on an at-will basis. Pursuant to his employee arrangement documentation, Mr. Adams is eligible to receive an annual base salary of $160,000 and performance-based annual bonus, along with the right to participate in our equity incentive plans.

Agreement with Chief Experience Officer

Employment arrangement Documentation Currently in Place with Mr. Nate Larsen

We hold employment arrangement documentation with Mr. Larsen dated effective as of January 1, 2022, pursuant to which we employ Mr. Larsen as our Chief Experience Officer on an at-will basis. Pursuant to his offer letter, Mr. Larsen is eligible to receive an annual base salary of $150,000 and performance-based annual bonus, along with the right to participate in our equity incentive plans.

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Outstanding Equity Awards

TruGolf has no outstanding options to its named executive officers as of December 31, 2022.

2023 Equity Incentive Plan

In connection with the Business Combination, the TruGolf Board is expected to adopt the 2023 Equity Incentive Plan, subject to stockholder approval, in order to facilitate the grant of equity awards to attract, retain and incentivize employees (including the named executive officers), independent contractors and directors of the Combined Company and its affiliates, which is essential to the Combined Company’s long term success. A summary of the 2023 Plan is set forth in the “The Incentive Plan Proposal (Proposal 5)” section of this proxy statement/prospectus and a complete copy of the 2023 Equity Incentive Plan is attached to the proxy statement/prospectus as Annex E.

Post-Combination Executive Compensation

Following the closing of the Business Combination, we intend to develop an executive compensation program that is consistent with TruGolf’s existing compensation policies and philosophies, which are designed to align compensation with business objectives and the creation of stockholder value, while enabling us to attract, motivate and retain individuals who contribute to our long-term success.

Decisions on the executive compensation program will be made by the compensation committee of new TruGolf, which will be established at the closing of the Business Combination. The material terms of the post-combination TruGolf executive compensation program are not yet known and will be described in this proxy statement/prospectus once they are determined.

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MANAGEMENT OF NEW TRUGOLF FOLLOWING THE BUSINESS COMBINATION

The following sets forth certain information concerning the persons who are expected to serve as directors and executive officers of New TruGolf following the consummation of the Business Combination.

Name	Age	Position
Executive Officers
Chris Jones	67	Chief Executive Officer, President and Chairman, Director
Lindsay C. Jones (no relation to Chris Jones)	61	Chief Financial Officer
Brenner Adams	52	Chief Growth Officer
Nathan E. Larson	50	Chief Experience Officer
Shaun B. Limbers	44	Executive Vice President, Director
Steven R. Johnson	70	Executive Vice President, Product Develop Manager, Director
Non-Employee Directors
Humphrey P. Polanen	74	Director
Riley Russell	52	Independent Director
AJ Redmer	62	Independent Director

Executive Officers

Chris Jones will be the Chief Executive Officer and Director at New TruGolf following the Business Combination. He founded Access Software, one of the earliest leaders in gaming and software in 1982. As a founder of Access Software, Mr. Jones helped pioneer 3D simulation. In addition to creating the LINKSTM golf franchise–a highly awarded PC sports title–Access Software gained critical acclaim for the Tex Murphy adventure game series, and its early use of 3D engines and high-quality full motion video. After Access Software was acquired by Microsoft Corp. in 1999, Mr. Jones served as Project Manager for several XBOX titles through July 2004. In 2007, Mr. Jones became Chief Executive Officer of TruGolf, and has presided over TruGolf’s growth as a leader in the virtual golf industry ever since. Mr. Jones obtained a Bachelor’s Degree in Marketing and Finance from the University of Utah in Salt Lake City, Utah. The Deep Medicine Board believes that Mr. Jones is well qualified to serve on the New TruGolf Board due to his background in video game development, his numerous years of management experience and the fact that he has been the driving force behind the Company’s operations since the Company’s formation.

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Lindsay Jones (no relation to Chris Jones) will be the Chief Financial Officer at New TruGolf following the Business Combination. He is a Certified Public Accountant, and an influential, forward-thinking, and well-regarded C-Suite executive with extensive experience developing and driving robust financial strategies, functions, and operations in diverse and rapidly evolving environments. Prior to joining the TruGolf Board, he has served as the Chief Financial Officer of Xevant where he was instrumental in growing ARR by 429% in one year. He was also a consultant and outsourced Chief Financial Officer for NOWCFO and was the founder and Chief Financial Officer of Cascata packaging. He founded and scaled two startup companies (a bank $500 million in total assets and a food grade manufacturer serving national companies such as NuSkin, PepsiCo and Tree Top), owned his own business, created business models and presented to investors, bankers, and regulators; and closed over $500 million in public and private equity, public debt and institutional debt. He serves on the board of directors for two startup companies in Utah. Mr. Jones received a Bachelor of Science and a Master of Accounting degrees from Brigham Young University.

Brenner Adams will be the Chief Growth Officer at New TruGolf following the Business Combination. He is has served as the Chief Growth Officer of TruGolf since January 2022. Mr. Adams also provides consulting services from time to time through Octant Consulting of which he is the principal owner. From August 2021 to January 2022, Mr. Adams served as the Chief Information Officer of The Food Truck League. From April 2019 to August 2021, Mr. Adams served as Chief Innovation Officer for Med USA, a medical billing company. From January 2015 to December 2020, Mr. Adams served as an Adjunct Professor at the University of Utah. From February 2012 to April 2019, Mr. Adams served as Chief Executive Officer of The LINK Group, a point-of-sale software company. Mr. Adam’s prior work experience also includes serving as Global Brand Director for Burton Snowboards (2006-2008) and Director of Business Development for Xbox / Take Two (2001 to 2006). Mr. Adams serves on the Board of Directors of a number of private companies. Mr. Adams received a Bachelor of Science degree in Economics and a Master of Business Administration from the University of Utah.

Nathan E. Larson will be the Chief Experience Officer at New TruGolf following the Business Combination. He has served as the Chief Experience Officer of TruGolf since October 2021. From January 2019 to October 2021, Mr. Larsen provided freelance brand and marketing consultation services to various companies in the medical, forestry and construction industries. From 2006 to 2019, Mr. Larsen served as President and Chief Operating Officer of Equity Building Solutions Inc., a resident development and construction company. From 2004 to 2006, Mr. Larsen served as Creative Director and Director of Business Development for Take Two Interactive / Indie Built Studio, a software development company which developed games for Xbox and the PlayStation 2. From 1999 to 2004, Mr. Larsen served as Creative Director for Microsoft Corp., in its Xbox Games development division. From 1991 to 1999, Mr. Larsen served as an artist, animator and art director for Access Software. Prior to that, he served as an artist and animator on five PC games published by Sierra On Line. Mr. Larsen is a member of the Salt Lake Home Builders Association, Utah Valley Home Builders Association and the Park City Area Home Builders Association.

Shaun B. Limbers will be the Executive Vice President and Director at New TruGolf following the Business Combination. He has served as Clinical Assistant Professor of Entrepreneurship and Director of the Institute for Family Business at Baylor University in Waco, Texas. Since May 2019, Mr. Limbers has served as an Adjunct Faculty Member at Baylor University and Associate Director for Baylor University’s entrepreneurship center. Since March 2010, Mr. Limbers has served as the Chief Executive Officer and founder of McIntyre Investment, LLC (“McIntyre”), an investment banking firm specializing in middle market transactions including primary and secondary investments, merger and acquisition advisory services and real estate. Mr. Limbers is a registered representative with McIntyre’s SEC registered broker-dealer entity, McIntyre Capital Partners, LLC, which is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). He holds a Series 7 license as well as a Series 63 license with FINRA. Prior to forming McIntyre, Mr. Limbers served as Vice President of Christina Development corporation, a real estate investment company, from 2003 to 2010. Mr. Limbers obtained a Bachelor of Science Degree in Business Administration from Pepperdine University and an MBA from the University of Notre Dame. The Deep Medicine Board believes that Mr. Limbers is well qualified to serve on the New TruGolf Board due to his significant experience with private investments, transaction structuring, joint ventures, investment banking and fund raising.

Steven Johnson will be an Executive Vice President and a Director at New TruGolf following the Business Combination. He has been employed in a variety of positions by TruGolf since May 1999. He began as a Product Development Manager and became the Executive Vice President in 2007. Prior to joining TruGolf, Mr. Johnson was a Sales Manager of Cassette Productions, LLC, an audio, video and software company. Mr. Johnson attended the University of Utah.

228

Non-Employee Directors

Humphrey P. Polanen will serve as an independent director at New TruGolf following the Business Combination. He is the Chief Executive Officer and managing member of NeoVista Ventures LLC, a healthcare focused holding company. Mr. Polanen was the director of Heritage Commerce Corp (Nasdaq: HTBK), a bank holding company offering a wide array of business and personal banking services, from 1994 to April 2016. Since 1999, Mr. Polanen has been actively involved as an investor and director in various venture capital backed companies in the technology industry, and has served as a director of various private equity funds. He was the Managing Director of Internet Venture Partners BV, an investment firm, from 2000 to 2004. Prior to joining Internet Ventures, he served in various executive positions with Sun Microsystems and Tandem Computers. Mr. Polanen was a director (and former Chairman of the Board) of St. Bernard Software, a publicly traded Internet security company. Mr. Polanen has been a director of TechFlow Inc., an information technology service company, since June 2016. Mr. Polanen practiced corporate law for over ten years at the beginning of his career. He has a Bachelor of Arts degree from Hamilton College and a Juris Doctor degree from Harvard University. The Deep Medicine Board believes that Mr. Polanen is well qualified to serve on the New TruGolf Board due to his experience as an executive, investor, director and business manager with advanced technology companies and private equity firms.

AJ Redmer will serve as an independent director at New TruGolf following the Business Combination. He is the Chief Executive Officer and Managing Director of Redmer Productions LLC. Mr. Redmer founded Redmersoft in 1986 which operated within Lucasfilm Ltd.’s Skywalker Ranch. He helped evolve Redmersoft into Maxis Software Corporation before taking on senior management responsibilities at Lucasfilm Ltd. AJ subsequently went on to senior leadership positions at Spectrum Holobyte, Nintendo and Microsoft where he played a key role in the development of the original Xbox and the Xbox 360. He has also served as the chief executive officer of WeMade Entertainment USA, Inc. He has over 25 years of experience building video game franchises in the entertainment industry. Mr. Redmer has designed and/or overseen the development of some of the most well-known franchises in the gaming industry including; SimCity, Star Wars, Indiana Jones, Tetris, Ridge Racer, Pokémon, Flight Simulator, Age of Empires, Project Gotham Racing and Forza Motorsport. The Deep Medicine Board believes that Mr. Redmer is well qualified to serve on the New TruGolf Board due to his executive experience in the franchising side of the gaming and entertainment industries.

Riley Russell will serve as an independent director at New TruGolf following the Business Combination. He is the Executive Vice President and Studio head at Kojima Productions US. Prior to joining Kojima, Mr. Russell has served as an Executive Vice President with Penumbra, Inc. and as the Chief Legal Officer at Sony Interactive Entertainment. At Sony Mr. Russell was responsible for Sony’s interactive division that produces the Sony PlayStation. He has global experience in the video games, entertainment and technology sector. The Deep Medicine Board believes that Mr. Russell is well qualified to serve on the New TruGolf Board due to his experience as an executive in the video game and entertainment and technology sector.

Family Relationships

There are no family relationships among any of New TruGolf’s directors or executive officers.

Arrangements for Election of Directors and Members of Management

Following the Business Combination, there will be no arrangements or understandings with major shareholders or others pursuant to which any of our executive officers or directors are selected.

229

Corporate Governance

Director Independence

As a result of the New TruGolf Shares being listed on Nasdaq following consummation of the Business Combination, New TruGolf will adhere to the rules of Nasdaq in determining whether a director is independent. The board of directors of New TruGolf has consulted, and will consult, with its counsel to ensure that the board’s determinations are consistent with those rules and all relevant securities and other laws and regulations regarding the independence of directors. The Nasdaq listing standards define an “independent director” as a person, other than an executive officer of a company or any other individual having a relationship which, in the opinion of the issuer’s board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Upon consummation of the Business Combination, Mr. Chris Jones will be appointed as Chairman of the Board and Chief Executive Officer of New TruGolf.

Committees of the Board of Directors

The New TruGolf Board will establish an audit committee, a compensation committee and a nominating and corporate governance committee. The composition and responsibilities of each of the committees of the board of directors are described below. Members serve on these committees until their resignation or until otherwise determined by the New TruGolf Board. The New TruGolf Board may establish other committees as it deems necessary or appropriate from time to time.

Audit Committee

Effective upon consummation of the Business Combination, New TruGolf will establish an audit committee. It is expected that the audit committee will initially consist of [ ], [AJ Redmer], and [Riley Russell]. [ ], who is independent under the applicable Nasdaq listing standards, [ ] will be the chairman of the audit committee. The audit committee will have a written charter. The purpose of the audit committee will be, among other things, to appoint, retain, set compensation of, and supervise New TruGolf’s independent accountants, review the results and scope of the audit and other accounting related services and review New TruGolf’s accounting practices and systems of internal accounting and disclosure controls.

Financial Experts on Audit Committee

The audit committee will at all times be composed exclusively of “independent directors,” as defined for audit committee members under the Nasdaq listing standards and the rules and regulations of the SEC, who are “financially literate,” as defined under Nasdaq’s listing standards. Nasdaq’s listing standards define “financially literate” as being able to read and understand fundamental financial statements, including a company’s balance sheet, income statement and cash flow statement. In addition, New TruGolf will be required to certify to Nasdaq that the committee has, and will continue to have, at least one member who has past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background that results in the individual’s financial sophistication.

[ ] will serve as a financial expert on the audit committee.

Nominating and Corporate Governance Committee

Effective upon consummation of the Business Combination, the board of directors of New TruGolf will establish a compensation committee. It is expected that the compensation committee will initially consist of [ ], [ ], and [ ]. The compensation committee will have a written charter. The purpose of the compensation committee will be to review and approve compensation paid to New TruGolf’s officers and directors and to administer New TruGolf’s incentive compensation plans, including authority to make and modify awards under such plans.

The compensation committee assists the Board in determining its responsibilities in relation to remuneration, including, amongst other matters, making recommendations to the Board on the Combined Company’s policy on executive compensation, determining the individual remuneration and benefits package of each of the executive directors and recommending and monitoring the remuneration of senior management below Board level.

230

Nominating Committee

Following the closing of the Business Combination, New TruGolf’s nominating committee will consist of [ ], [ ], and [ ] and be responsible, among other things, for:

●	select the director slate (or recommend the slate to the full board of directors);
●	oversee board governance;
●	develop board meeting procedures; and
●	evaluate the effectiveness of board.

Code of Ethics

Following the consummation of the Business Combination, New TruGolf will have a code of ethics that applies to all of its executive officers, directors and employees, including its principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions. The code of ethics will be available on New TruGolf’s website, https://TruGolf.com. In addition, New TruGolf intends to post on its website all disclosures that are required by law or the listing standards of Nasdaq concerning any amendments to, or waivers from, any provision of the code. The reference to the New TruGolf website address does not constitute incorporation by reference of the information contained at or available through New TruGolf’s website, and you should not consider it to be a part of this proxy statement.

Compensation Committee Interlocks and Insider Participation

None of the intended members of New TruGolf’s compensation committee has ever been an executive officer or employee of New TruGolf. None of New TruGolf’s executive officers currently serve, or has served during the last completed fiscal year, on the compensation committee or board of directors of any other entity that has one or more executive officers that will serve as a member of the New TruGolf Board or compensation committee.

Non-Employee Director Compensation

In connection with the consummation of the Business Combination, the New TruGolf Board intends to adopt a non-employee director compensation policy designed to align compensation with New TruGolf’s business objectives and the creation of shareholder value, while enabling New TruGolf to attract and retain directors to contribute to New TruGolf’s long-term success.

Cash Compensation

Following the consummation of the Business Combination, the Compensation Committee of New TruGolf may develop an executive compensation program that is designed to align compensation with New TruGolf’s business objectives and the creation of stockholder value, while enabling New TruGolf to attract, retain, incentivize and reward individuals who contribute to the long-term success of the company, including through cash compensation. Decisions on such compensation will be contingent on the approval of the Compensation Committee after the Business Combination has been consummated.

Equity Compensation

Prior to the consummation of the Business Combination, the New TruGolf Board is expected to approve the adoption of the TruGolf, Inc. 2023 Equity Incentive Plan, subject to approval by our stockholders as required by the terms of the Business Combination Agreement. Following the consummation of the Business Combination, the Compensation Committee of New TruGolf may develop an executive compensation program that is designed to align compensation with New TruGolf’s business objectives and the creation of stockholder value, while enabling New TruGolf to attract, retain, incentivize and reward individuals who contribute to the long-term success of the company, including through equity compensation. Decisions on such compensation will be contingent on the approval of the Compensation Committee after the Business Combination has been consummated.

Limitation on Liability and Indemnification of Directors and Officers

New TruGolf will purchase directors’ and officers’ liability insurance and will enter into indemnification agreements with each of its directors and executive officers. The indemnification agreements and New TruGolf’s amended and restated certificate of incorporation and amended and restated bylaws will require it to indemnify the directors and officers to the fullest extent permitted by Delaware law.

231

SECURITIES ACT RESTRICTIONS ON RESALE OF DEEP MEDICINE’S SECURITIES

Certain of the outstanding shares of Deep Medicine Common Stock and Deep Medicine warrants, including the Deep Medicine Class B Shares owned by the Sponsor and the Private Placement Units, are restricted securities under Rule 144 under the Securities Act (“Rule 144”) in that they were issued in a private transaction not involving a public offering. In addition, any shares of Deep Medicine Common Stock held by Deep Medicine’s affiliates (including its directors, executive officers and the Sponsor) are subject to restrictions as “control securities” under the federal securities laws. Similarly, certain of the shares of New TruGolf Common Stock that New TruGolf issues in connection with the Business Combination will be restricted securities for purposes of Rule 144, and any shares of New TruGolf Common Stock or New TruGolf warrants held by our directors, executive officers or New TruGolf’s other affiliates following the Mergers will be control securities. As of the Record Date, there were [   ] shares of Deep Medicine Common Stock outstanding (including [   ] Deep Medicine Class B Shares) and [    ] rights (including [    ] Private Placement Rights).

Rule 144

Pursuant to Rule 144, a person who has beneficially owned restricted Deep Medicine Common Stock or Deep Medicine warrants for at least six months is generally entitled to sell their securities provided that (i) such person is not deemed to have been an affiliate of Deep Medicine at the time of, or at any time during the three months preceding, the sale and (ii) Deep Medicine has been subject to the Exchange Act periodic reporting requirements for at least three months before the sale and has filed all required reports under Section 13 or 15(d) of the Exchange Act during the twelve months (or such shorter period as Deep Medicine has been required to file reports) preceding the sale.

Persons who have beneficially owned restricted Deep Medicine Common Stock or Deep Medicine warrants for at least six months, but who are affiliates of Deep Medicine at the time of, or who have been an affiliate of Deep Medicine at any time during the three months preceding, a sale, are subject to additional restrictions, which limit the number of securities such person is entitled to sell within any three-month period to only a number of securities that does not exceed the greater of:

(i)	l% of the total number of Deep Medicine Common Stock then outstanding; and

(ii)	the average weekly reported trading volume of Deep Medicine Common Stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by affiliates of Deep Medicine under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about Deep Medicine.

Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies

Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company, which would include Deep Medicine. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:

(i)	the issuer of the securities that was formerly a shell company has ceased to be a shell company;

(ii)	the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

(iii)	the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding twelve months (or such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and

(iv)	at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

232

Deep Medicine will cease to be a shell company upon completion of the Business Combination. As a result, holders will be able to sell their shares of Deep Medicine Common Stock and Deep Medicine warrants pursuant to Rule 144 without registration one year after the consummation of the Business Combination (subject to any applicable notice, manner of sale and current public information requirements).

Registration Rights

Deep Medicine has entered into a registration rights agreement with respect to the private placement units, the private placement shares, the private placement rights, the representative shares, the representative warrants, the securities issuable upon conversion of Working Capital Loans (if any), the 300,000 shares to be issued following the Business Combination, and the Deep Medicine Class A Shares stock issuable upon exercise or conversion or exercise of the foregoing and upon conversion of the Founder Shares.

Upon the Closing, the parties will enter into a new registration rights agreement.

APPRAISAL RIGHTS

None of Deep Medicine’s stockholders or right holders will have appraisal rights under the DGCL in connection with the Business Combination.

DEEP MEDICINE SPECIAL MEETING PROPOSALS

The Deep Medicine Board is aware of no matters other than the proposals that may be brought before the Special Meeting. However, if any other matter should properly come before the Special Meeting, the persons named in the enclosed proxies will vote such proxies in accordance with their judgment on any such matters. Under the DGCL, only business that is specified in the notice of meeting to stockholders for the Special Meeting may be transacted at the Special Meeting.

STOCKHOLDER COMMUNICATIONS

Stockholders and interested parties may communicate with the Deep Medicine Board, any committee chairperson or the non-management directors as a group by writing to the Deep Medicine Board or committee chairperson in care of Deep Medicine I Acquisition Corp., 1096 Keeler Avenue, Berkeley, CA 94708.

LEGAL MATTERS

The validity of the securities offered under this proxy statement/prospectus will be passed upon by Ellenoff Grossman & Schole LLP.

EXPERTS

The financial statements of Deep Medicine as of March 31, 2023 and 2022, and for years ended March 31, 2023 and 2022 included in this proxy statement/prospectus have been audited by MaloneBailey, LLP, independent registered public accounting firm, as set forth in their report thereon (which contains an explanatory paragraph relating to substantial doubt about the ability of Deep Medicine to continue as a going concern), appearing herein, and are included in reliance on such report given on the authority of such firm as experts in auditing and accounting.

CohnReznick LLP, independent registered public accounting firm, has audited the financial statements of TruGolf as of December 31, 2022, and for the year ended December 31, 2022, as set forth in their report included herein. The financial statements of TruGolf are included in this registration statement in reliance on CohnReznick LLP’s report, given on their authority as experts in accounting and auditing.

Daszkal Bolton LLP, independent registered public accounting firm, has audited the financial statements of TruGolf as of December 31, 2021, and for the year ended December 31, 2021, as set forth in their report included herein. The 2021 financial statements of TruGolf are included in this registration statement in reliance on CohnReznick LLP’s report, given authority as experts in accounting and auditing.

233

HOUSEHOLDING INFORMATION; DELIVERY OF DOCUMENTS TO STOCKHOLDERS

Unless Deep Medicine has received contrary instructions, it may send a single copy of this proxy statement/prospectus to any household at which two or more stockholders reside if it believes the stockholders are members of the same family. This process, known as “householding,” reduces the volume of duplicate information received at any one household and helps to reduce Deep Medicine’s expenses. However, if stockholders prefer to receive multiple sets of our disclosure documents at the same address this year or in future years, the stockholders should follow the instructions described below. Similarly, if an address is shared with another stockholder and together both of the stockholders would like to receive only a single set of Deep Medicine’s disclosure documents, the stockholders should follow these instructions:

●	If the shares are registered in the name of the stockholder, the stockholder should contact Deep Medicine at its offices at 595 Madison Avenue, 12th Floor, New York, NY 10017, to inform Deep Medicine of his, her or its request; or

●	If a bank, broker or other nominee holds the shares, the stockholder should contact the bank, broker or other nominee directly.

Following the Business Combination, stockholders should send any such requests in writing to TruGolf, Inc., 60 North 1400 West Centerville, Utah 84014 with a copy to [   ].

TRANSFER AGENT

The transfer agent for Deep Medicine’s securities is American Stock Transfer & Trust Company.

WHERE YOU CAN FIND MORE INFORMATION

Deep Medicine files annual and quarterly reports and other reports and information with the SEC. Deep Medicine distributes to its stockholders annual reports containing financial statements audited by its independent registered public accounting firm and, upon request, quarterly reports for the first three quarters of each fiscal year containing unaudited financial information. In addition, the reports and other information are filed through Electronic Data Gathering, Analysis and Retrieval (known as “EDGAR”) system and are publicly available on the SEC’s website, located at http://www.sec.gov. Deep Medicine will provide without charge to you, upon written or oral request, a copy of the reports and other information filed with the SEC.

Any requests for copies of information, reports or other filings with the SEC should be directed to Deep Medicine Acquisition Corp., 595 Madison Avenue, 12th Floor, New York, NY 10017.

You may also obtain these documents by requesting them in writing or by telephone from Deep Medicine’s proxy solicitor at:

Advantage Proxy, Inc.

P.O. Box 13581

Des Moines, WA 98198

Attn: Karen Smith

Toll Free Telephone: (877) 870-8565

Main Telephone: (206) 870-8565

E-mail: ksmith@advantageproxy.com

If you are a stockholder of Deep Medicine and would like to request documents, please do so by one week prior to the meeting date to receive them before the Special Meeting. If you request any documents from Deep Medicine, it will mail them to you by first class mail, or another equally prompt means. You will not be charged for any of the documents you request.

All information contained in this proxy statement/prospectus relating to Deep Medicine has been supplied by Deep Medicine, and all such information relating to TruGolf has been supplied by TruGolf. Information provided by either TruGolf or Deep Medicine does not constitute any representation, estimate or projection of any other party.

This document is a proxy statement/prospectus of Deep Medicine for the special meeting of Deep Medicine stockholders. We have not authorized anyone to give any information or make any representation about the Mergers, us or TruGolf that is different from, or in addition to, that contained in this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus unless the information specifically indicates that another date applies.

234

DEEP MEDICINE ACQUISITION CORP.

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Deep Medicine Acquisition Corp.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Deep Medicine Acquisition Corp. (the “Company”) as of March 31, 2023 and 2022, and the related statements of operations, stockholders’ equity (deficit), and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Going Concern Matter

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1 to the financial statements, the Company’s business plan is dependent on the completion of a business combination within a prescribed period of time and if not completed will cease all operations except for the purpose of liquidating. The date for mandatory liquidation and subsequent dissolution raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ MaloneBailey, LLP

www.malonebailey.com

We have served as the Company’s auditor since 2021.

Houston, Texas

May 30, 2023, except for Note 7 which is dated July 31, 2023

F-2

DEEP MEDICINE ACQUISITION CORP.

BALANCE SHEETS

	March 31, 2023	March 31, 2022
Assets

Current assets
Cash	$595,536	$877,099
Prepaid expenses	20,408	315,306
Cash and marketable securities held in Trust Account	9,160,803	127,760,867
Total current assets	9,776,747	128,953,272

Total assets	$9,776,747	$128,953,272

Liabilities and Stockholders’ (Deficit)

Current liabilities
Accrued expenses - related party	$6,000	$21,000
Accrued expenses	866,500	15,712
Taxes payable	57,569	-
Loan payable - related party	1,865,000	500,000
Total current liabilities	2,795,069	536,712

Non-current liabilities
Deferred underwriting commissions	4,427,500	4,427,500
Total non-current liabilities	4,427,500	4,427,500

Total liabilities	7,222,569	4,964,212

Commitments
Common stock subject to possible redemption, 830,210 shares at $10.90 per share and 12,650,000 shares at $10.10 per share as of March 31, 2023 and March 31, 2022, respectively	8,994,434	127,765,000

Stockholders’ (Deficit)
Preferred stock, $0.0001 par value, 1,000,000 shares authorized, -0- shares issued and outstanding as of March 31, 2023 and March 31, 2022	-	-
Class A Common stock, $0.0001 par value, 100,000,000 shares authorized, 3,783,200 and 620,700 shares issued and outstanding as of March 31, 2023 and March 31, 2022, respectively (excluding 830,210 shares and 12,650,000 shares, respectively, subject to possible redemption)	378	62
Class B Common stock, $0.0001 par value, 10,000,000 shares authorized, -0- shares and 3,162,500 shares issued and outstanding as of March 31, 2023 and March 31, 2022, respectively	-	316
Additional paid-in capital	-	-
Accumulated deficits	(6,440,634)	(3,776,318)
Total Stockholders’ (Deficit)	(6,440,256)	(3,775,940)

Total Liabilities and Stockholders’ (Deficit)	$9,776,747	$128,953,272

The accompanying notes are an integral part of the financial statements.

F-3

DEEP MEDICINE ACQUISITION CORP.

STATEMENTS OF OPERATIONS

	For the Year Ended March 31, 2023	For the Year Ended March 31, 2022

Operating expense
Officers compensation	$60,000	$60,000
Franchise taxes	200,000	1,177
General and administrative expenses	1,907,122	348,735
Total operating expense	2,167,122	409,912

Other income
Investment income (loss) on investments held in Trust Account	1,824,459	(4,133)
Total other income	1,824,459	(4,133)

Net loss before income tax	(342,663)	(414,045)

Income tax	57,569	-

Net loss	(400,232)	(414,045)

Net loss per share
Basic and diluted - Class A	$(0.03)	$(0.05)
Basic and diluted - Class B	$(0.03)	$(0.05)
Weighted average number of shares
Basic and diluted - Class A	10,946,277	5,578,069
Basic and diluted - Class B	2,313,390	3,162,500

The accompanying notes are an integral part of the financial statements.

F-4

DEEP MEDICINE ACQUISITION CORP.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT

FOR THE YEARS ENDED MARCH 31, 2023 AND 2022

	Preferred Stock		Class A Common Stock		Class B Common Stock		Additional Paid-in	Accumulated
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficits	Total

Balance, March 31, 2021	-	$-	-	$-	3,162,500	$316	$49,684	$(59,395)	$(9,395)

Class A common stock issued in IPO	-	-	12,650,000	1,265	-	-	126,498,735		126,500,000

Offering cost	-	-	-	-	-	-	(2,855,000)		(2,855,000)

Deferred underwriting commission	-	-	-	-	-	-	(4,427,500)		(4,427,500)

Class A common stock issued for services	-	-	101,200	10	-	-	(10)		-

Sale of 519,500 private units	-	-	519,500	52	-	-	5,194,948		5,195,000

Class A common stock subject to possible redemption	-	-	(12,650,000)	(1,265)	-	-	(127,763,735)		(127,765,000)

Reclassification from negative additional paid-in capital to accumulated deficit	-	-	-	-	-	-	3,302,878	(3,302,878)	-

Net loss	-	-	-	-	-	-		(414,045)	(414,045)

Balance, March 31, 2022	-	$-	620,700	$62	3,162,500	$316	$-	$(3,776,318)	$(3,775,940)

Conversion from Class B to Class A	-	-	3,162,500	316	(3,162,500)	(316)			-

Accretion for Class A common stock to redemption amount	-	-	-	-	-	-		(2,264,084)	(2,264,084)

Net loss	-	-	-	-	-	-		(400,232)	(400,232)

Balance, March 31, 2023	-	$-	3,783,200	$378	0	$-	$-	$(6,440,634)	$(6,440,256)

The accompanying notes are an integral part of the financial statements.

F-5

DEEP MEDICINE ACQUISITION CORP.

STATEMENTS OF CASH FLOWS

	For the Year Ended March 31, 2023	For the Year Ended March 31, 2022

Cash flows from operating activities:
Net loss	$(400,232)	$(414,045)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Investment income earned on investments held in Trust Account	(1,824,459)	4,133
Changes in operating assets and liabilities:
Prepaid expenses	294,898	(277,806)
Accrued expenses	850,788	14,850
Accrued expenses - related parties	(15,000)	(25,000)
Taxes payable	57,569	-
Net cash (used in) operating activities	(1,036,436)	(697,868)

Cash flows from investing activities:
Distribution for taxes payments	754,873	-
Cash released from trust account	121,034,650	-
Investment of cash in Trust Account	(1,365,000)	(127,765,000)
Net cash provided by (used in) investing activities	120,424,523	(127,765,000)

Cash flows from financing activities:
Proceeds from extension loan – related parties	1,365,000	-
Cash used for common stock redemption	(121,034,650)	-
Proceeds from sale of Units, net of underwriting discounts paid	-	123,970,000
Proceeds from sale of Private Placement Units	-	5,195,000
Payment of offering costs	-	(325,000)
Due to related party	-	(100)
Net cash provided by (used in) financing activities	(119,669,650)	128,839,900

Net increase/(decrease) in cash and cash equivalents	(281,563)	377,032

Cash and cash equivalents at the beginning of the period	877,099	500,067

Cash and cash equivalents at the end of the period	$595,536	$877,099

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest	$-	$-
Cash paid for income taxes	$-	$-

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Initial classification of common stock subject to possible redemption	$-	$127,765,000
Deferred underwriting fee payable	$-	$4,427,500
Additional shares issued to sponsor due to upsize of IPO	$-	$28
Reclassification of Class A common stock	$316	$-
Remeasurement for Class A common stock subject to possible redemption	$2,264,084	$-

The accompanying notes are an integral part of the financial statements.

F-6

DEEP MEDICINE ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2023

Note 1 - Organization and Description of Business Operations

The Company is a blank check company incorporated on July 8, 2020, under the laws of the State of Delaware for the purpose of entering into a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other similar business combination with one or more businesses or entities (a “Business Combination”). While the Company may, subject to certain limitations, pursue a Business Combination target with operations or prospects in the digital healthcare and AI in medicine sector in the global market.

As of March 31, 2023, the Company had not commenced any operations. All activity for the period from July 8, 2020 (inception) through March 31, 2023, relates to the Company’s formation and its initial public offering (“IPO”), which is described below, and subsequent to IPO, identifying a target company for a Business Combination. The Company will not generate any operating revenues until after the completion of a Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income from the cash and marketable securities held in the Trust Account (as defined below). The Company has selected March 31 as its fiscal year end.

On October 29, 2021, the Company consummated its IPO of 12,650,000 units (the “Units” and, with respect to the shares of Class A common stock included in the Units, the “Public Shares”) at $10.00 per unit, which included 1,650,000 Units issued pursuant to the full exercise by the Underwriters (as defined below) of their over-allotment option, and the private sale of an aggregate of 519,500 Units (the “Private Placement Units” and with respect to the shares of Class A common stock included in the Units, the “Private Placement Shares”) to its sponsor, Bright Vision Sponsor LLC (the “Sponsor”) and I-Bankers Securities, Inc. (“I-Bankers”) at a purchase price of $10.00 per Private Placement Unit, generating gross proceeds of $5,195,000 to the Company that closed simultaneously with the closing of the IPO. On December 2, 2021, the Company’s Units no longer traded, and shares of the Company’s Class A common stock and rights underlying the Units commenced trading separately. On February 17, 2023, the Company’s securities were transferred from Nasdaq Global Market to Nasdaq Capital Market (“Nasdaq”).

Transaction costs amounted to $7,282,500 consisting of $2,530,000 in cash of underwriting commissions, $4,427,500 of business combination marketing fee, and $325,000 of other offering costs.

Upon the closing of the IPO on October 29, 2021, the Company deposited $127,765,000 ($10.10 per Unit) from the proceeds of the IPO and certain proceeds of the sales of Private Placement Units in the trust account (“Trust Account”), located in the United States and invested only in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 185 days or less or in any open-ended investment company that holds itself out as a money market fund selected by the Company meeting certain conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the funds held in the Trust Account, as described below.

Following the closing of the IPO, cash of $764,101 was held outside of the Trust Account (as defined below) and is available for working capital purposes. As of March 31, 2023, the Company had available cash of $595,536 on its balance sheet, including $554,873 distributed from the Trust Account for the tax payments, and a working capital deficit of $2,179,125. The Company’s management has broad discretion with respect to the specific application of the net proceeds of the IPO and the sale of the Private Placement Units, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination.

On July 12, 2022, the Company entered into a definitive Business Combination Agreement (“Chijet Business Combination Agreement”) with Chijet Inc. (together with its subsidiaries, “Chijet”), each of the referenced holders of Chijet’s outstanding shares (collectively, the “Sellers”), Chijet Motor Company, Inc., a wholly-owned subsidiary of Chijet (“Pubco”), and Chijet Motor (USA) Company, Inc., a wholly-owned subsidiary of Pubco. Chijet indirectly holds an over 85% interest in Shandong Baoya New Energy Vehicle Co., Ltd., a Chinese company (“Baoya”), which is a producer and manufacturer of electric vehicles. In addition, Chijet indirectly holds an over 64% interest in FAW Jilin Automobile Co., Ltd., a Chinese company (“FAW Jilin”), which manufactures and sells traditional fuel vehicles. On September 6, 2022, Chijet Business Combination Agreement was amended to extend the due diligence period until and ended on September 20, 2022, which was subsequently extended to September 30, 2022 pursuant to the second amendment of Chijet Business Combination Agreement, dated September 16, 2022. On September 26, 2022, the Company terminated Chijet Business Combination Agreement and the Company is not obligated to pay any penalties pursuant to the terms of Chijet Business Combination Agreement as a result of the termination.

F-7

DEEP MEDICINE ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2023

On March 31, 2023, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with DMAC Merger Sub Inc., a Nevada corporation and wholly-owned subsidiary of the Company (“Merger Sub”), TruGolf, Inc., a Nevada corporation (“TruGolf”), Bright Vision Sponsor LLC, a Delaware limited liability company, in the capacity as the representative for certain stockholders of the Company, and Christopher Jones, an individual, in the capacity as the representative for stockholders of TruGolf. Pursuant to the Merger Agreement, and subject to the terms and conditions set forth therein, upon the consummation of the transactions contemplated thereby (the “Closing”), Merger Sub will merge with and into TruGolf, with TruGolf surviving as a wholly-owned subsidiary of the Company, and with TruGolf’s equity holders receiving shares of the Company’s common stock.

The Company must complete a Business Combination with one or more operating businesses or assets that together have an aggregate fair market value equal to at least 80% of the net assets held in the Trust Account (net of amounts disbursed to management for working capital purposes, if permitted, and excluding the amount of any deferred underwriting commissions) at the time of the Company’s signing a definitive agreement in connection with its initial Business Combination. The Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires an interest in the target business or assets sufficient for it not to be required to register as an investment company under the Investment Company Act.

The Company will provide its stockholders with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a stockholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a Business Combination or conduct a tender offer will be made by the Company. The stockholders will be entitled to redeem their shares for a pro rata portion of the amount held in the Trust Account (initially $10.10 per share), calculated as of two business days prior to the completion of a Business Combination, including any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations. The shares of Class A common stock are recorded at redemption value and classified as temporary equity upon the completion of the IPO, in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.”

The Company will proceed with a Business Combination only if the Company has net tangible assets of at least $5,000,001 upon such completion of a Business Combination and, if the Company seeks stockholder approval, a majority of the outstanding shares voted are voted in favor of the Business Combination.

If the Company seeks stockholder approval in connection with a Business Combination, the Sponsor has agreed to (i) waive its redemption rights with respect to any shares of Class A common stock held by them in connection with the completion of the Business Combination, (ii) waive its redemption rights with respect to any shares of Class A common stock held by them in connection with a stockholder vote to approve an amendment to the Company’s second amended and restated certificate of incorporation (a) to modify the substance or timing of the Company’s obligation to redeem 100% of the Public Shares if the Company does not complete the Business Combination within the Combination Period (as defined below) or (b) with respect to any other provision relating to stockholders’ rights or pre-initial Business Combination activity and (iii) waive its rights to liquidating distributions from the Trust Account with respect to the shares of Class B common stock they purchased in March 2021 (the “Founder Shares”) or Private Placement Shares if the Company fails to complete the Business Combination within the Combination Period (as defined below). In addition, the Sponsor has agreed to vote any share it held in favor of the Business Combination.

Additionally, each public stockholder may elect to redeem its Public Shares, without voting, and if they do vote, irrespective of whether they vote for or against a proposed Business Combination.

Notwithstanding the foregoing, if the Company seeks stockholder approval of a Business Combination and it does not conduct redemptions pursuant to the tender offer rules, the Company’s second amended and restated certificate of incorporation provides that a public stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% of the Public Shares without the Company’s prior written consent.

F-8

DEEP MEDICINE ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2023

The Company initially had until October 29, 2022 (or April 29, 2023 if the Company may extend the period of time to consummate a Business Combination) (the “Initial Combination Period”) to complete a Business Combination. On October 19, 2022, an aggregate of $1,265,000 was deposited into the Company’s Trust Account to extend the Company’s time to consummate a Business Combination from October 29, 2022 to January 29, 2023, which amount will be included in the pro rata amount distributed to (i) all of the holders of the Class A common stock sold in the Company’s IPO (“Public Shares”) upon the Company’s liquidation or (ii) holders of Public Shares who elect to have their shares redeemed in connection with the consummation of the Company’s initial Business Combination. If the Company is unable to complete a Business Combination within the Combination Period (as defined below), the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but no more than 10 business days thereafter, redeem 100% of the outstanding Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned (less up to $50,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidation distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining stockholders and the Company’s board of directors, dissolve and liquidate, subject in each case to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.

The Sponsor has agreed to waive its liquidation rights with respect to the Founder Shares and Private Placement Shares if the Company fails to complete a Business Combination within the Combination Period (as defined below). However, if the Sponsor acquires Public Shares in or after the IPO, such Public Shares will be entitled to liquidating distributions from the Trust Account if the Company fails to complete a Business Combination within the Combination Period (as defined below). The underwriters have agreed to waive their rights to their business combination marketing fees (see Note 9) held in the Trust Account in the event the Company does not complete a Business Combination within the Initial Combination Period and, in such event, such amounts will be included with the funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the assets remaining available for distribution will be less than the IPO price per Unit ($10.10).

The Sponsor has agreed that it will be liable to the Company, if and to the extent any claims by a third party for services rendered or products sold to the Company, or by a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below (1) $10.10 per Public Share or (2) such lesser amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of trust assets, in each case net of the amount of interest which may be withdrawn to pay taxes. This liability will not apply with respect to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account nor will it apply to any claims under the Company’s indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (other than the Company’s independent auditors), prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

On December 23, 2022, the Company held a special meeting of stockholders in lieu of an annual meeting of stockholders (the “Meeting”). At the Meeting, the Company’s stockholders approved an amendment to the Company’s Second Amended and Restated Certificate of Incorporation (the “Charter Amendment”) to (i) extend the date by which the Company must consummate its initial Business Combination from January 29, 2023 to July 29, 2023 (the “Combination Period”), or such earlier date as determined by the Company’s board of directors and (ii) provide for the right of a holder of Class B common stock of the Company to convert into Class A common stock of the Company on a one-for-one basis prior to the closing of an initial Business Combination. Subsequently, the Charter Amendment was filed with the Secretary of State of the State of Delaware and stockholders holding all of the issued and outstanding Class B common stock of the Company elected to convert their Class B common stock into Class A common stock of the Company on a one-for-one basis. The Combination Period is extended to July 29, 2023, provided that an additional amount of $50,000 will be deposited into the Trust Account for each month after January 29, 2023.

Accordingly, an aggregate of $100,000 was deposited into the Trust Account as of March 31, 2023 and an additional $100,000 has been deposited subsequently. In addition, 3,162,500 shares of Class B common stock of the Company were cancelled, and 3,162,500 shares of Class A Common Stock were issued to such converting Class B stockholders. The 3,162,500 shares of Class A common stock issued pursuant to the conversion are subject to the same restrictions applicable to the Class B common stock before the conversion, including, among other things, certain transfer restrictions, waiver of redemption rights and the obligation to vote in favor of an initial Business Combination as described in the prospectus for our IPO. Additionally, stockholders holding 11,819,790 shares of the Public Shares exercised their right to redeem such shares for a pro rata portion of the funds in the Company’s Trust Account. As a result, $121,034,650 (approximately $10.24 per share) was removed from the Company’s Trust Account to pay such holders. Following redemptions, the Company had 830,210 Public Shares outstanding.

F-9

DEEP MEDICINE ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2023

Underwriting Agreement and Business Combination Marketing Agreement

The Company engaged I-Bankers as the representative of the underwriters (the “Underwriters”) in the IPO of the Company’s Class A common stock for $110 million and the simultaneous listing on Nasdaq. Pursuant to that certain underwriting agreement, I-Bankers acted as the representative of the Underwriters of the IPO for 11,000,000 Units at $10.00 per Unit, plus an over-allotment option equal to 15% of the number of Units offered, or 1,650,000 Units, which was exercised in full simultaneously upon the closing of the IPO. The Company paid I-Bankers underwriters’ commission of $2,530,000, equal to 2.0% of the gross proceeds raised in the IPO for such services upon the consummation of the IPO (exclusive of any applicable finders’ fees which might become payable).

Upon the closing of the IPO, the Company issued to I-Bankers a five-year warrant to purchase 632,500 Shares of Class A common stock, equal to 5.0% of the Shares issued in the IPO (“Representative Warrants”). The exercise price of Representative Warrants is $12.00 per Share. In addition, I-Bankers was issued 101,200 shares of Class A common stock upon the consummation of IPO (“Representative Shares”).

In addition, under a business combination marketing agreement, the Company has engaged I-Bankers as an advisor in connection with the Business Combination and will pay I-Bankers a cash fee for such marketing services upon the consummation of the Business Combination in an amount equal to, in the aggregate, 3.5% of the gross proceeds of the IPO, including any proceeds from the exercise of the underwriters’ over-allotment option. The fee will become payable to the Underwriters from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.

Liquidity and Capital Resources

The Company has principally financed its operations from inception using proceeds from the sale of its equity securities to its stockholders prior to the IPO, proceeds from related party loan and such amount of proceeds from the IPO that were placed in an account outside of the Trust Account for working capital purposes. Until the consummation of a Business Combination, the Company will be using the funds not held in the Trust Account for identifying and evaluating prospective acquisition candidates, performing due diligence on prospective target businesses, paying for travel expenditures, selecting the target business to acquire, and structuring, negotiating and consummating the Business Combination.

As of March 31, 2023 and March 31, 2022, the Company had loans payable to the Sponsor and its affiliates in amount of $1,865,000 and $500,000, respectively, including a promissory note of up to $500,000, dated March 15, 2021, between the Company and the Sponsor (the “Sponsor Note”). The Sponsor Note is unsecured with zero interest. These amounts will be repaid upon completion of an initial Business Combination. Under no circumstances shall any individual, including but not limited to any officer, director, employee or stockholder of the Company, be obligated personally for any obligations or liabilities of the Sponsor Note.

On October 15, 2022, the Company issued two promissory notes in an aggregate principal amount of $1,265,000 (collectively, the “Sponsor Affiliate Notes”) to two affiliates of the Company’s Sponsor (collectively, the “Sponsor Affiliates”), in connection with the extension of the Initial Combination Period from October 29, 2022 to January 29, 2023. The Sponsor Affiliate Notes bear no interest and are repayable in full upon the earlier of (a) the date of the consummation of the Company’s initial Business Combination, or (b) the date of the liquidation of the Company.

On October 19, 2022, an aggregate of $1,265,000 was deposited into the Trust Account, which amount will be included in the pro rata amount distributed to (i) holders of Public Shares upon the Company’s liquidation or (ii) holders of Public Shares who elect to have their shares redeemed in connection with the consummation of the Company’s initial Business Combination.

F-10

DEEP MEDICINE ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2023

On February 9, 2023, the Company issued a promissory note in an aggregate principal amount of $300,000 to an affiliate of the Company’s Sponsor, in connection with the extension of the Company’s time to consummate an initial Business Combination from January 29, 2023 to July 29, 2023, provided that a monthly payment of $50,000 will be deposited into the Trust Account after January 29, 2023. This note bears no interest and is repayable in full upon the earlier of (a) the date of the consummation of the Company’s initial Business Combination, or (b) the date of the liquidation of the Company. Accordingly, an aggregate of $100,000 was deposited into the Company’s Trust Account as of March 31, 2023 and an additional $100,000 has been deposited subsequently.

The Company may need to raise additional capital through loans or additional investments from its Sponsor, stockholders, officers, directors, or third parties. The Company’s officers, directors and Sponsor may, but are not obligated to (other than as described above), loan the Company funds, from time to time or at any time, in whatever amount they deem reasonable in their sole discretion, to meet the Company’s working capital needs. Accordingly, the Company may not be able to obtain additional financing. If the Company is unable to raise additional capital, it may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, curtailing operations, suspending the pursuit of a potential transaction, and reducing overhead expenses. The Company cannot provide any assurance that new financing will be available to it on commercially acceptable terms, if at all.

Risks and Uncertainties

Management continues to evaluate the impact of the COVID-19 pandemic on the industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations, and/or search for a target company, the specific impact is not readily determinable as of the date of this financial statement. The financial statement does not include any adjustments that might result from the outcome of this uncertainty.

Going Concern and Management’s Plan

The Company expects to incur significant costs in pursuit of its acquisition plans and will not generate any operating revenues until after the completion of its initial Business Combination. In addition, the Company expects to have negative cash flows from operations as it pursues an initial Business Combination target. In connection with the Company’s assessment of going concern considerations in accordance with FASB Accounting Standards Update (“ASU”) Topic 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern” the Company does not currently have adequate liquidity to sustain operations, which consist solely of pursuing a Business Combination.

The Company may raise additional capital through loans or additional investments from the Sponsor or its stockholders, officers, directors, or third parties. The Company’s officers and directors and the Sponsor may, but are not obligated to (except as described above), loan the Company funds, from time to time, in whatever amount they deem reasonable in their sole discretion, to meet the Company’s working capital needs. Based on the foregoing, the Company believes it will have sufficient cash to meet its needs through the earlier of consummation of a Business Combination or the deadline to complete a Business Combination pursuant to the Company’s Amended and Restated Certificate of Incorporation (unless otherwise amended by stockholders).

While the Company expects to have sufficient access to additional sources of capital if necessary, there is no current commitment on the part of any financing source to provide additional capital and no assurances can be provided that such additional capital will ultimately be available. These conditions raise substantial doubt about the Company’s ability to continue as a going concern until the consummation of a Business Combination or for a period of time within one year after the date that these financial statements are issued. There is no assurance that the Company’s plans to raise additional capital (to the extent ultimately necessary) or to consummate a Business Combination will be successful or successful within the Combination Period. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As is customary for a special purpose acquisition company, if the Company is not able to consummate a Business Combination during the Combination Period, it will cease all operations and redeem the Public Shares. Management plans to continue its efforts to consummate a Business Combination during the Combination Period.

F-11

DEEP MEDICINE ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2023

Note 2 - Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of US Securities and Exchange Commission (“SEC”).

Emerging Growth Company Status

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act and modified by the Jumpstart our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of expenses during the reporting period. Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statement, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash equivalents are carried at cost, which approximates fair value. The Company had cash of $595,536 on its balance sheet, including $554,873 distributed from the Trust Account for the tax payments as of March 31, 2023, and cash of $877,099 as of March 31, 2022. The Company had no cash equivalent as of March 31, 2023 and March 31, 2022.

Marketable Securities Held in Trust Account

At March 31, 2023, substantially all of the assets held in the Trust Account were held in money market funds, which are invested primarily in U.S. Treasury securities. The Company’s investments held in the Trust Account are classified as trading securities. Trading securities are presented on the balance sheet at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of investments held in Trust Account are included in interest earned on marketable securities held in Trust Account in the accompanying statements of operations. The estimated fair values of investments held in Trust Account are determined using available market information. As of March 31, 2023 and March 31, 2022, the marketable securities held in the Trust Account were $9,160,803 and $127,760,867, respectively.

Common Stock Subject to Possible Redemption

The Company accounts for its common stock subject to possible redemption in accordance with the guidance in ASC Topic 480 “Distinguishing Liabilities from Equity.” Common stock subject to mandatory redemption are classified as a liability instrument and are measured at fair value. Conditionally redeemable common stock (including common stock that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, common stock is classified as stockholders’ equity. The Company’s common stock feature certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, common stock subject to possible redemption are presented at redemption value as temporary equity, outside of the stockholders’ equity section of the Company’s balance sheet.

F-12

DEEP MEDICINE ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2023

The Company recognizes changes in redemption value immediately as they occur and adjusts the carrying value of redeemable common stock to equal the redemption value at the end of each reporting period. Immediately upon the closing of the IPO, the Company recognized the remeasurement from initial book value to redemption value. The change in the carrying value of redeemable common stock resulted in charges against additional paid-in capital and accumulated deficit.

At March 31, 2023, the common stock subject to redemption reflected in the balance sheet are reconciled in the following table:

Gross proceeds	$126,500,000
Less:
Common stock issuance costs	(2,855,000)
Plus:
Remeasurement of carrying value to redemption value	4,120,000
Common stock subject to possible redemption, March 31, 2022	$127,765,000
Less:
Distribution for redemption	(121,034,650)
Plus:
Remeasurement of carrying value to redemption value	2,264,084
Common stock subject to possible redemption, March 31, 2023	$8,994,434

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC Topic 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the accompanying balance sheet, primarily due to their short-term nature.

Fair Value Measurements

The Company follows the guidance in ASC Topic 820 for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually.

The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

Level 1:	Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:	Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3:	Unobservable inputs based on our assessment of the assumptions that market participants would use in pricing the asset or liability.

F-13

DEEP MEDICINE ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2023

Warrants

ASC Topic 480 requires a reporting entity to classify certain freestanding financial instruments as liabilities (or in some cases as assets). ASC 480-10-S99 addresses concerns raised by the SEC regarding the financial statement classification and measurement of securities subject to mandatory redemption requirements or whose redemption is outside the control of the issuer. If the stock subject to mandatory redemption provisions represents the only shares in the reporting entity, it must report instruments in the liabilities section of its statement of financial position. The stock subject must then describe them as shares subject to mandatory redemption, so as to distinguish the instruments from other financial statement liabilities. The Company concludes that the warrants to I-Bankers do not exhibit any of the above characteristics and, therefore, are outside the scope of ASC 480. The warrants were issued in accordance with the guidance contained in ASC 815-40, Derivatives and Hedging — Contracts in Entity’s Own Equity.

Stock Based Compensation

The Company recognizes compensation costs to employees under FASB Accounting Standards Codification 718 “Compensation - Stock Compensation” (“ASC 718”). Under ASC 718, companies are required to measure the compensation costs of share-based compensation arrangements based on the grant-date fair value and recognize the costs in the financial statements over the period during which employees are required to provide services. Share based compensation arrangements include stock options and warrants. As such, compensation cost is measured on the date of grant at their fair value. Such compensation amounts, if any, are amortized over the respective vesting periods of the option grant.

On July 8, 2020, the inception date, the Company adopted ASU No. 2018-07 “Compensation - Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting.” These amendments expand the scope of Topic 718, Compensation - Stock Compensation (which currently only includes share-based payments to employees) to include share-based payments issued to nonemployees for goods or services. Consequently, the accounting for share-based payments to nonemployees and employees will be substantially aligned.

Income Taxes

The Company accounts for income taxes under FASB ASC 740, “Income Taxes” (“ASC 740”). ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statement and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. ASC 740 additionally requires a valuation allowance to be established when it is more likely than not that all or a portion of deferred tax assets will not be realized.

ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim period, disclosure and transition.

The Company is subject to income tax examinations by major taxing authorities since inception. These examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with federal and state tax laws. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

During the year ended March 31, 2023, the Company generated taxable income of $274,139 and thus accrued and recognized income tax expense of $57,569. Significant components of the Company’s deferred tax assets and liabilities as of March 31, 2023 and March 31, 2022 after applying enacted corporate income tax rate, is net operating loss carryforward of $0 and $0, and a valuation allowance of $0 and $0, respectively, which the total deferred tax asset was $0 in both years ended March 31, 2023 and March 31, 2022.

The realization of deferred tax assets, including net operating loss carryforwards, is dependent on the generation of future taxable income sufficient to realize the tax deductions, carryforwards, and credits. Valuation allowances on deferred tax assets are recognized if it is determined that it is more likely than not that the asset will not be realized.

F-14

DEEP MEDICINE ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2023

Net Loss per Share of Common Stock

The Company complies with accounting and disclosure requirements ASC Topic 260, “Earnings per Share.” Net loss per share of common stock is computed by dividing net loss by the weighted average number of shares of common stock issued and outstanding for the period, excluding shares of common stock subject to forfeiture. At March 31, 2023 and March 31, 2022, the Company did not have any dilutive securities and other contracts that could, potentially, be exercised or converted into shares of common stock and then share in the earnings (loss) of the Company. As a result, diluted loss per share of common stock is the same as basic loss per share of common stock for the period.

	For the Year Ended March 31, 2023	For the Year Ended March 31, 2022

Numerator:
Net loss	$(400,232)	$(414,045)

Denominator:
Basic and diluted loss per share – Class A	$(0.03)	(0.05)
Basic and diluted loss per share – Class B	$(0.03)	$(0.05)
Denominator for basic and diluted earnings per share - Weighted-average shares of Class A common stock issued and outstanding during the period	10,946,277	5,578,069
Denominator for basic and diluted earnings per share - Weighted-average shares of Class B common stock issued and outstanding during the period	2,313,390	3,162,500

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which, at times may exceed the Federal Depository Insurance Coverage of $250,000. The Company has not experienced losses on these accounts.

Recent Accounting Pronouncements

In August 2020, the FASB issued FASB ASU Topic 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2020-06”) to simplify accounting for certain financial instruments. ASU 2020-06 eliminates the current models that require separation of beneficial conversion and cash conversion features from convertible instruments and simplifies the derivative scope exception guidance pertaining to equity classification of contracts in an entity’s own equity. The new standard also introduces additional disclosures for convertible debt and freestanding instruments that are indexed to and settled in an entity’s own equity. ASU 2020-06 amends the diluted earnings per share guidance, including the requirement to use the if-converted method for all convertible instruments. ASU 2020-06 is effective January 1, 2022 and should be applied on a full or modified retrospective basis, with early adoption permitted beginning on January 1, 2021. The adoption of ASU 2020-06 did not have an impact on the Company’s financial statements.

Management does not believe that any other recently issued, but not effective, accounting standards, if currently adopted, would have a material effect on the Company’s financial statements.

Note 3 - Related Party Transactions

Accrued Expenses - Related Parties

As of March 31, 2023 and March 31, 2022, the Company had accrued expenses – related parties in amount of $6,000 and $21,000, respectively, of which $6,000 was in connection with the accrued non-cash compensation to the Company’s management and directors. Pursuant to the executed Offer Letters, the Company agreed to pay the Company’s Chief Financial Officer $5,000 in cash per month starting from August 1, 2020, and the Company’s officers and directors an aggregate of 300,000 post Business Combination shares within 10 days following a Business Combination, with the same lock-up restrictions and registration rights as the Founder Shares. The fair value of this stock issuance was determined by the fair value of the Company’s Common Stock on the grant date, at a price of $0.02 per share. As of March 31, 2023 and March 31, 2022, the accrued expenses related to the cash compensation to the Company’s Chief Financial Officer was $0 and $15,000, respectively.

F-15

DEEP MEDICINE ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2023

Loan Payable – Related Party

As of March 31, 2023 and March 31, 2022, the Company had loans payable to the Sponsor and its affiliates in amount of $1,865,000 and $500,000, respectively, including a promissory note of up to $500,000, dated March 15, 2021, between the Company and the Sponsor (the “Sponsor Note”). The Sponsor Note is unsecured with zero interest. The proceeds of the Sponsor Note were used to pay a portion of the offering expenses of the IPO. These amounts will be repaid upon completion of an initial Business Combination. Under no circumstances shall any individual, including but not limited to any officer, director, employee or stockholder of the Company, be obligated personally for any obligations or liabilities of the Sponsor Note.

On October 15, 2022, the Company issued the Sponsor Affiliate Notes in an aggregate principal amount of $1,265,000 to the Sponsor Affiliates, in connection with the extension of the Initial Combination Period from October 29, 2022 to January 29, 2023. The Sponsor Affiliate Notes bear no interest and are repayable in full upon the earlier of (a) the date of the consummation of the Company’s initial Business Combination, or (b) the date of the liquidation of the Company. On October 19, 2022, an aggregate of $1,265,000 was deposited into the Company’s Trust Account, which amount will be included in the pro rata amount distributed to (i) holders of Public Shares upon the Company’s liquidation or (ii) holders of Public Shares who elect to have their shares redeemed in connection with the consummation of the Company’s initial Business Combination.

On February 9, 2023, the Company issued a promissory note in an aggregate principal amount of $300,000 to an affiliate of the Company’s Sponsor, in connection with the extension of the Company’s time to consummate an initial Business Combination from January 29, 2023 to July 29, 2023, provided that a monthly payment of $50,000 will be deposited into the Trust Account after January 29, 2023. This note bears no interest and is repayable in full upon the earlier of (a) the date of the consummation of the Company’s initial Business Combination, or (b) the date of the liquidation of the Company. Accordingly, an aggregate of $100,000 has been deposited into the Company’s Trust Account as of March 31, 2023 and additional $100,000 has been deposited subsequently.

Working Capital Loans

In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor, an affiliate of the Sponsor, or certain of the Company’s officers and directors or their affiliates may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company would repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination, without interest, or, at the lender’s discretion, up to $1.5 million of such Working Capital Loans may be convertible into private placement- equivalent units at a price of $10.00 per unit at the option of the lender. Such units would be identical to the Private Placement Units. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. As of March 31, 2023 and March 31, 2022, no Working Capital Loans were outstanding.

Note 4 - Commitments and Contingency

Registration Rights

The holders of the Founder Shares, Private Placement Units (and their underlying securities), the Representative Shares, the Representative Warrants (and their underlying securities), the 300,000 shares of Class A common stock issuable to the Company’s directors and officers within 10 days following the Business Combination and any Units that may be issued upon conversion of the Working Capital Loans (and their underlying securities) will be entitled to registration rights pursuant to a registration rights agreement to be signed prior to or on the effective date of the IPO requiring the Company to register such securities for resale (in the case of the Founder Shares, only after conversion to Class A common stock). The holders of these securities are entitled to make up to three demands, excluding short form demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of a Business Combination and rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act. The registration rights agreement does not contain liquidated damages or other cash settlement provisions resulting from delays in registering the Company’s securities. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

F-16

DEEP MEDICINE ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2023

Underwriting Agreement

The Company had granted the Underwriters a 30-day option from the date of IPO to purchase up to 1,650,000 additional Units to cover over-allotments, if any, at the IPO price less the underwriting discounts and commissions.

Simultaneously upon the closing of the IPO, the Underwriters exercised the over-allotment option in full. As such, the Underwriters were paid an underwriting discount and commission of $0.20 per Unit, or $2,530,000 in the aggregate payable upon the closing of the IPO, and I-Bankers was entitled to a business combination marketing fee of $4,427,500 in the aggregate, which is held in the Trust Account and payable upon completion of the Business Combination.

Note 5 - Stockholders’ Equity

The Company is authorized to issue a total of 111,000,000 shares, par value of $0.0001 per share, consisting of (a) 110,000,000 shares of common stock, including (i) 100,000,000 shares of Class A common stock, and (ii) 10,000,000 shares of Class B common stock, and (b) 1,000,000 shares of preferred stock (the “Preferred Stock”).

As of March 31, 2023 and March 31, 2022, no shares of Preferred Stock were issued or outstanding. The designations, voting and other rights and preferences of the Preferred Stock may be determined from time to time by the Company’s board of directors.

As of March 31, 2023 and March 31, 2022, there were 3,783,200 shares and 620,700 shares of Class A common stock issued and outstanding, respectively, excluding 830,210 shares and 12,650,000 shares of Class A common stock, respectively, which are subject to possible redemption and presented as temporary equity.

As of March 31, 2023 and March 31, 2022, there were no shares and 3,162,500 shares of Class B common stock issued and outstanding, respectively.

Subsequent to the Company’s special meeting of stockholders held on December 23, 2022, stockholders holding all of the issued and outstanding Class B common stock of the Company elected to convert their Class B common stock into Class A common stock of the Company on a one-for-one basis. The Combination Period is extended to July 29, 2023, provided that an additional amount of $50,000 will be deposited into the Trust Account for each month after January 29, 2023. In addition, 3,162,500 shares of Class B common stock of the Company were cancelled, and 3,162,500 shares of Class A Common Stock were issued to such converting Class B stockholders. The 3,162,500 shares of Class A common stock issued pursuant to the conversion are subject to the same restrictions applicable to the Class B common stock before the conversion, including, among other things, certain transfer restrictions, waiver of redemption rights and the obligation to vote in favor of an initial Business Combination as described in the prospectus for our IPO. Additionally, stockholders holding 11,819,790 shares of the Public Shares exercised their right to redeem such shares for a pro rata portion of the funds in the Company’s Trust Account. As a result, $121,034,650 (approximately $10.24 per share) was removed from the Company’s Trust Account to pay such holders. Following redemptions, the Company had 830,210 Public Shares outstanding.

Rights

Each holder of a right will receive one-tenth (1/10) of one share of Class A common stock upon consummation of a Business Combination. In the event the Company will not be the surviving entity upon completion of the Company’s initial Business Combination, each holder of a public right will automatically receive the 1/10 share of Class A common stock underlying such public right (without paying any additional consideration); and each holder of a Private Placement Right or right underlying Units to be issued upon conversion of the Working Capital Loans will be required to affirmatively convert its rights in order to receive the 1/10 share of Class A common stock underlying each right (without paying any additional consideration). If the Company is unable to complete an initial Business Combination within the required time period and public stockholders redeem the public shares for the funds held in the Trust Account, holders of rights will not receive any such funds in exchange for their rights and the rights will expire worthless. The Company will not issue fractional shares upon conversion of the rights. If, upon conversion of the rights, a holder would be entitled to receive a fractional interest in a share, the Company will, upon exchange, comply with Section 155 of the Delaware General Corporation Law. The Company will make the determination of how to treat fractional shares at the time of its initial Business Combination and will include such determination in the proxy materials that it will send to stockholders for their consideration of such initial Business Combination.

F-17

DEEP MEDICINE ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2023

If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of rights will not receive any of such funds with respect to their rights, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with respect to such rights, and the rights will expire worthless. Further, there are no contractual penalties for failure to deliver securities to the holders of the rights upon consummation of a Business Combination.

Additionally, in no event will the Company be required to net cash settle the rights, and the rights may expire worthless.

Representative Warrants and Representative Shares

Upon the closing of the IPO, the Company issued to the Underwriters Representative Warrants, the exercise price of which will be $12.00 per Share, and 101,200 Representative Shares.

The Representative Warrants shall be exercisable, in whole or in part, commencing the later of October 26, 2022 and the closing of the Company’s initial Business Combination and terminating on October 29, 2026. The Company accounted for the 632,500 warrants as an expense of the IPO resulting in a charge directly to stockholders’ equity. The fair value of Representative Warrants was estimated to be approximately $1,333,482 (or $2.11 per warrant) using the Black-Scholes option-pricing model. The fair value of the Representative Warrants granted to the Underwriters was estimated as of the date of grant using the following assumptions: (1) expected volatility of 35%, (2) risk-free interest rate of 1.18% and (3) expected life of five years. The Representative Warrants and the shares of Class A common stock underlying Representative Warrants have been deemed compensation by FINRA and are therefore subject to a 180-day lock-up immediately following October 29, 2021 pursuant to FINRA Rule 5110(e)(1).

The Representative Warrants grants to holders demand and “piggy back” rights for periods of five and seven years from October 29, 2021. The Company will bear all fees and expenses attendant to registering the securities, other than underwriting commissions which will be paid for by the holders themselves. The exercise price and number of shares issuable upon exercise of the Representative Warrants may be adjusted in certain circumstances including in the event of a stock dividend, or the Company’s recapitalization, reorganization, merger or consolidation. However, the Representative Warrants will not be adjusted for issuances of Class A common stock at a price below its exercise price.

The Underwriters agreed not to transfer, assign or sell any of the Representative Shares without the Company’s prior written consent until the completion of the Business Combination. The Underwriters agreed (i) to waive its redemption rights with respect to such shares in connection with the completion of the initial Business Combination and (ii) to waive its rights to liquidating distributions from the Trust Account with respect to the Representative Shares if the Company fails to complete its initial Business Combination within Initial Combination Period. The shares have been deemed compensation by FINRA and are therefore subject to a lock-up for a period of 180 days immediately following October 29, 2021 pursuant to FINRA Rule 5110(e)(1).

Note 6 - Fair Value Measurements

The following table presents information about the Company’s assets that are measured at fair value on a recurring basis at March 31, 2023 and March 31, 2022 and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

Description	Level	March 31, 2023	March 31, 2022
Assets:
Marketable securities held in Trust Account	1	$9,160,803	$127,760,867

Note 7 – Subsequent Events

The Company evaluated subsequent events and transactions that occurred after the balance sheet date through the date these financial statements were issued. Based upon this review, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements other than the followings:

On July 13, 2023, the Company held a special meeting of the Company’s stockholders, at the Company’s stockholders approved a charter amendment to extend the date by which the Company must consummate its initial business combination from July 29, 2023 to January 29, 2024, or such earlier date as determined by the Company’s board of directors. The Company’s stockholders holding 255,446 public shares exercised their right to redeem such shares for a pro rata portion of the funds in the Company’s trust account. As a result, approximately $2,914,230 (approximately $11.41 per share) was removed from the Company’s trust account to pay such holders. Following redemptions, the Company had 4,357,964 Class A Shares issued and outstanding, including 574,764 public shares.

F-18

TRUGOLF, INC

FINANCIAL STATEMENTS

DECEMBER 31, 2022 and 2021

F-19

F-20

Report of Independent Registered Public Accounting Firm

To the Board of Directors of

TruGolf, Inc.

Centerville, Utah

Opinion on the Financial Statements

We have audited the accompanying balance sheet of TruGolf, Inc. (the “Company”) at December 31, 2022, and the related statements of operations, changes in stockholders’ deficit, and cash flows for the year ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022, and the results of its operations and its cash flows for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ CohnReznick LLP

CohnReznick LLP

We have served as the Company’s auditor since 2022 (such date takes into account the acquisition of certain people and assets of Daszkal Bolton LLP by CohnReznick LLP effective March 1, 2023)

Boca Raton, Florida

July 31, 2023

F-21

Report of Independent Registered Public Accounting Firm

To the Board of Directors of

TruGolf, Inc.

Centerville, Utah

Opinion on the Financial Statements

We have audited the accompanying balance sheet of TruGolf, Inc. (the “Company”) at December 31, 2021, and the related statements of income, changes in stockholders’ equity, and cash flows for the year ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021, and the results of its operations and its cash flows for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Daszkal Bolton LLP

We have served as the Company’s auditor since 2022.

Boca Raton, Florida

December 6, 2022

F-22

TRUGOLF, INC.

BALANCE SHEETS

AS OF DECEMBER 31, 2022 and 2021

	2022	2021
ASSETS
Current assets:
Cash and cash equivalents	$9,656,266	$10,708,677
Accounts receivable, net	1,744,637	1,500,282
Inventory, net	2,121,480	1,855,865
Prepaid expenses	147,748	358,083
Other current assets	17,840	117,700
Total current assets	13,687,971	14,540,607

Property and equipment, net	165,536	184,773
Right-of-use assets	732,877	162,256

Total assets	$14,586,384	$14,887,636

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$1,463,337	$677,253
Customer deposits	2,712,520	2,594,348
Notes payable, current portion	105,213	125,571
Notes payable to related parties, current portion	937,000	787,000
Line of credit	545,625	545,625
Convertible notes payable	578,481	-
Accrued interest	92,552	-
Accrued and other current liabilities	750,676	542,161
Lease liability, current portion	224,159	151,386
Total current liabilities	7,409,563	5,423,344

Non-current liabilities:
Notes payable, net of current portion	288,618	393,771
Note payables to related parties, net of current portion	1,148,000	1,585,000
Dividend notes payable	7,660,784	9,626,490
Gross sales royalty payable	1,000,000	1,000,000
Lease liability, net of current portion	510,178	14,905
Total liabilities	18,017,143	18,043,510

Stockholders’ deficit:
Preferred stock, $0.01 par value, 10 million shares authorized; no shares issued and outstanding as of March 31, 2023 and December 31, 2022, respectively	-	-
Common stock, $0.01 par value, 190 million shares authorized; 11,308 shares issued and outstanding as of December 31, 2022 and December 31, 2021, respectively.	100	100
Additional paid-in capital	681,956	-
Treasury stock at cost, 4,692 shares of common held at December 31, 2022 and 2021, respectively	(2,037,000)	(2,037,000)
Accumulated losses	(2,075,815)	(1,118,974)
Total stockholders’ deficit	(3,430,759)	(3,155,874)

Total liabilities and stockholders’ deficit	$14,586,384	$14,887,636

The accompanying notes are an integral part of these financial statements.

F-23

TRUGOLF, INC.

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2022 and 2021

	2022	2021

Revenues, net	$20,227,331	$21,245,846
Cost of revenues	(7,018,378)	(5,261,548)
Gross profit	13,208,953	15,984,298

Operating expenses:
Royalties	550,963	518,165
Salaries, wages and benefits	6,973,227	5,344,755
Selling, general and administrative	4,952,381	3,811,990
Total operating expenses	12,476,571	9,674,910

Income from operations	732,382	6,309,388

Other (expenses) income:
Interest expense	(1,589,223)	(854,534)
Loss on investment	(100,000)	-
Gain on loan extinguishment	-	735,700
Total other (expense) income	(1,689,223)	(118,834)
(Loss) income from operations before income taxes	(956,841)	6,190,554

Provision for income taxes	-	-

Net (loss) income	(956,841)	6,190,554

Basic and diluted net (loss) income per share attributable
to common stockholders	$(84.62)	$547.45

Basic and diluted weighted average common shares	11,308	11,308

The accompanying notes are an integral part of these financial statements.

F-24

TRUGOLF, INC.

STATEMENTS OF STOCKHOLDERS’ DEFICIT

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

	Preferred Stock		Common Stock		Treasury Stock		Additional Paid-in	Accumulated	Total Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Losses	Deficit

Balance, December 31, 2020	-	$-	11,308	$100	(2,346)	$(1,750,000)	$1,586,227	$(1,500,061)	$(1,663,734)

Repurchase of common shares					(2,346)	(287,000)	-		(287,000)

Cash dividends declared	-	-	-	-	-		(1,586,227)	(5,809,467)	(7,395,694)

Net income	-	-	-	-	-	-	-	6,190,554	6,190,554

Balance, December 31, 2021	-	$-	11,308	$100	(4,692)	(2,037,000)	$-	$(1,118,974)	$(3,155,874)

Fair value of warrants granted							681,956		681,956

Net loss	-	-	-	-	-	-	-	(956,841)	(956,841)

Balance, December 31, 2022	-	$-	11,308	$100	(4,692)	(2,037,000)	$681,956	$(2,075,815)	$(3,430,759)

The accompanying notes are an integral part of these financial statements.

F-25

TRUGOLF, INC.

STATEMENTS OF CASHFLOWS

FOR THE YEARS ENDED DECEMBER 31, 2022 and 2021

	2022	2021
Cash flows from operating activities:
Net (loss) income	$(956,841)	$6,190,554
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization expense	60,667	70,005
Amortization of convertible notes original issue discount	240,048	-
Amortization of right-of-use asset	165,535	117,439
Fair value of warrants in excess of fair value of debt	445,032	-
Bad debt expense	-	568,662
Gain on loan extinguishment	-	(735,700)
Loss on equity investment	100,000	-
Changes in operating assets and liabilities:
Accounts receivable, net	(244,355)	(1,480,498)
Inventory, net	(265,615)	(1,255,015)
Prepaid expenses	210,335	(82,340)
Other current assets	(140)	(4,402)
Accounts payable	786,084	103,009
Customer deposits	118,172	1,012,660
Accrued interest	92,552
Accrued and other current liabilities	208,515	138,595
Lease liability	(168,110)	(124,663)
Net cash provided by operating activities	791,879	4,518,306

Cash flows from investing activities:
Purchase of property and equipment	(41,430)	(22,995)
Net cash used in investing activities	(41,430)	(22,995)

Cash flows from financing activities:
Proceeds from notes payable	-	500,000
Repayments of notes payable	(125,511)	(82,470)
Repayments of notes payable - related party	(287,000)	(250,000)
Proceeds from issuance of convertible notes	575,357	-
Repayments of line of credit	-	(500,000)
Repurchases of common shares	-	(65,000)
Dividends paid	(1,965,706)	(412,977)
Net cash used in financing activities	(1,802,860)	(810,447)

Net change in cash and cash equivalents	(1,052,411)	3,684,864

Cash and cash equivalents, beginning of year	10,708,677	7,023,813

Cash and cash equivalents, end of year	$9,656,266	$10,708,677

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for interest	$602,255	$656,149

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
Acquisition of treasury stock	$-	$222,000
Declaration of dividend	$-	$6,982,717

The accompanying notes are an integral part of these financial statements.

F-26

TRUGOLF

NOTES TO FINANCIAL STATEMENTS

1.	ORGANIZATION AND NATURE OF OPERATIONS

TruGolf , Incorporated (or “the Company”, “we”, “us”, or “our”) was formed as a Utah corporation in October 1983. In June 1999, the Company changed its name to TruGolf, Inc. The Company’s original business plan was the creation of golfing video games. Effective in April 2016, the Company filed Articles of Merger with the State of Utah, Department of Commerce and the Secretary of State of Nevada, pursuant to which TruGolf, Inc., a Utah corporation, merged with and into TruGolf, Inc., a newly formed Nevada corporation, pursuant to a Plan of Merger. TruGolf, Inc. Nevada was the surviving corporation in the merger.

For over 40 years, the Company has been creating indoor golf software and hardware and are focused on both the residential and commercial golf simulation industries. We design, develop, manufacture and sell golf simulators for residential and commercial applications. We offer portable, professional, commercial and custom simulators. In addition, to bundling our software with our simulators, we offer our E6 Connect software and gaming software on a standalone basis. We have leveraged the power of our hardware and software platform to create a collection of multi-sport games including football, soccer, soccer golf, frisbee golf, zombie dodgeball, and cowboy target practice.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

We prepare our financial statements in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of Estimates

We prepare our financial statements in accordance with U.S. GAAP, which requires management to use its judgment to make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosures at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These assumptions and estimates could have a material effect on our financial statements. Actual results may differ materially from those estimates. We review our estimates on an ongoing basis based on information currently available, and changes in facts and circumstances may cause us to revise these estimates. Estimates and assumptions included useful lives of property and equipment and collectability of our accounts receivable.

Reclassifications

Certain reclassifications have been made to prior year’s amounts in the balance sheet and statement of operations to conform to the current period presentation. $9,572 was reclassified from notes payable to notes payable related party. We reclassified $303,741 of customer paid shipping fees from selling, general and administrative expenses to revenues. These reclassifications did not have a material impact on previously reported amounts.

Revenue Recognition

We recognize revenue in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) standards - Topic 606 “Revenue from Contracts with Customers” (“Topic 606”). When entering into contracts with our customers, we review the following five steps of Topic 606:

i.	Identify the contract with the customer.
ii.	Identify the performance obligation.
iii.	Determine the transaction price.
iv.	Allocate the transaction price to the performance obligation.
v.	Evaluate the satisfaction of the performance obligation.

We account for contracts, with our customers, when we have approval and commitment from both parties, the rights of the parties are identified, payment terms are established, the contract has commercial substance and collectability of consideration is probable.

F-27

TRUGOLF

NOTES TO FINANCIAL STATEMENTS

Under Topic 606, we recognize revenue only when we satisfy a performance obligation by transferring a promised good or service to our customer. A good or service is considered transferred when the customer obtains control. The standard defines control as an entity’s ability to direct the use of, and obtain substantially all of the remaining benefits from, an asset. We recognize revenue once control has passed to the customer. The following indicators are evaluated in determining when control has passed to the customer:

i.	We have a right to a payment for the product or service.
ii.	The customer has legal title to the product.
iii.	We have transferred physical possession of the product to the customer.
iv.	The customer has the risk and rewards of ownership of the product.
v.	The customer has accepted the product.

Revenue Recognition for Golf Simulators. Revenues from the sale of golf simulators are recognized with the selling price to the customer recorded as revenues and the acquisition cost of the product recorded as cost of revenues. We recognize revenue from these transactions when control has passed to the customer. Control is considered to have passed to the customer when the simulators has been delivered, installed and accepted by the customer. Golf simulators are bundled and are comprised of both hardware and a software license (for the software to operate the simulator). The Company allocates the revenue between simulator hardware and software license based on the total sale less the hardware sale (cost plus a normal margin). Our simulator contracts with customers generally do not include multiple performance obligations.

Revenue Recognition for Content Software Subscriptions. The Company offers content software subscriptions for one and twelve months. We recognize revenue from these transactions when control has passed to the customer. Control is considered to have passed to the customer when the software license has been delivered and accepted by the customer. The content software subscription revenue is recognized over the term of the contract.

Fair Value of Financial Instruments

Fair value is defined as the amount that would be received for selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Financial Accounting Standards Board (“FASB”) fair value measurement guidance established a fair value hierarchy that prioritizes the inputs used to measure fair value. The three broad levels of the fair value hierarchy are as follows:

Level 1 –	Quoted prices (unadjusted) in active markets for identical assets or liabilities,
Level 2 –	Quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly,
Level 3 –	Unobservable inputs for which little or no market data exists, therefore requiring a company to develop its own assumptions.

Assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurements. We review the fair value hierarchy classification on a quarterly basis. Changes in the observable inputs may result in a reclassification of assets and liabilities within the three levels of the hierarchy outlined above.

The carrying amounts of certain financial instruments, such as cash and cash equivalents, accounts receivable, accounts payable, and derivative liability approximate fair value due to their relatively short maturities.

	December 31, 2022
	Carrying Amount	Fair Value
Convertible notes payable	578,481	578,481

For our Level 3 unobservable inputs, we calculate a discount rate based on the U.S. prime rate of 7.75% and 3.25% as of December 31, 2022, and 2021, respectively. There were no assets and liabilities adjusted to fair value in 2021.

Cash and Cash Equivalents

Cash primarily consists of cash, demand and savings deposits which are highly liquid. The Company considers highly liquid investments that are readily convertible to known amounts of cash and with original maturities from the date of purchase of three months or less to be cash equivalents. All cash is unrestricted as to withdrawal and use. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. As of December 31, 2022, and 2021, the amount in excess of federally insured limits was $9,198,618 and $10,268,421, respectively.

F-28

TRUGOLF

NOTES TO FINANCIAL STATEMENTS

Accounts Receivable, net

We manage credit risk associated with our accounts receivables at the customer level. Because the same customers typically generate the revenues that are accounted for under both Accounting Standards Codification Topic 606, Revenue from Contracts with Customers (Topic 606) and Accounting Standards Codification Topic 326, Credit Losses (Topic 326)., the discussions below on credit risk and our allowances for doubtful accounts address our total revenues from Topic 606 and Topic 326.

We believe the concentration of credit risk, with respect to our receivables, is limited because our customer base is comprised of a number of geographically diverse customers. We manage credit risk through credit approvals and other monitoring procedures.

Pursuant to Topic 326 for our accounts receivables, we maintain an allowance for doubtful accounts that reflects our estimate of our expected credit losses. Our allowance is estimated using a loss rate model based on delinquency. The estimated loss rate is based on our historical experience with specific customers, our understanding of our current economic circumstances, reasonable and supportable forecasts, and our own judgment as to the likelihood of ultimate payment based upon available data. We believe our credit risk is somewhat mitigated by our geographically diverse customer base and our credit evaluation procedures. The actual rate of future credit losses, however, may not be similar to past experience. Our estimate of doubtful accounts could change based on changing circumstances, including changes in the economy or in the particular circumstances of individual customers. Accordingly, we may be required to increase or decrease our allowance for doubtful accounts. Based on management’s evaluation, there is a balance in the allowance for doubtful accounts of $527,136 and $881,087 as of December 31, 2022, and 2021, respectively.

Inventory, net

All of our inventory consists of raw materials and are valued at the lower of historic cost or net realizable value; where net realizable value is considered to be the estimated selling price in the ordinary course of business, less reasonably predictable cost of completion, disposal and transportation. Historic inventory costs are calculated on a first-in-first-out basis or specific cost. The Company records inventory write-downs for excess or obsolete inventories based upon assumptions on current and future demand forecasts. As of December 31, 2022, and 2021, the Company had $304,050 and $54,050, respectively, reserved for obsolete inventory.

Property and Equipment, net

Our property and equipment are recorded at cost and depreciated using the straight-line over the estimated useful lives. Ordinary repair and maintenance costs are included in sales, general and administrative (“SG&A”) expenses on our statements of operations. However, expenditures for additions or improvements that significantly extend the useful life of the asset are capitalized in the period incurred. At the time assets are sold or disposed of, the cost and accumulated depreciation are removed from their respective accounts and the related gains or losses are reflected in the statements of operations in gains from sales of property and equipment, net.

We periodically evaluate the appropriateness of remaining depreciable lives assigned to property and equipment. Depreciation expense for the years ended December 31, 2022, and 2021 were $60,667 and $70,005, respectively. Generally, we assign the following estimated useful lives to these categories:

Category	Estimated Useful Life
Software and computer equipment	3 to 10 years
Furniture and fixtures	3 to 15 years
Vehicles	5 years
Equipment	5 to 10 years

F-29

TRUGOLF

NOTES TO FINANCIAL STATEMENTS

Impairment of Long-lived Assets

Our long-lived assets principally consist of property and equipment and right-of-use assets. We review, on a regular basis, our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In reviewing for impairment, the carrying value of such assets is compared to the estimated undiscounted future cash flows expected from the use of the assets and their eventual disposition. If such cash flows are not sufficient to support the asset’s recorded value, an impairment charge is recognized to reduce the carrying value of the asset to its estimated fair value. The determination of future cash flows as well as the estimated fair value of long-lived and intangible assets involves significant estimates and judgment on the part of management. Our estimates and assumptions may prove to be inaccurate due to factors such as changes in economic conditions, changes in our business prospects or other changing circumstances. Based on our most recently completed reviews, there were no indications of impairment associated with our long-lived assets.

Leases

Our lease portfolio is substantially comprised of operating leases related to leases for our corporate headquarters and warehouse.

We determine whether an arrangement is a lease at the inception of the arrangement based on the terms and conditions in the contract. A contract contains a lease if there is an identified asset, and we have the right to control the asset for a period of time in exchange for consideration. Lease arrangements can take several forms. Some arrangements are clearly within the scope of lease accounting, such as a real estate contract that provides an explicit contractual right to use a building for a specified period of time in exchange for consideration. However, the right to use an asset can also be conveyed through arrangements that are not leases in form, such as leases embedded within service and supply contracts. We analyze all arrangements with potential embedded leases to determine if an identified asset is present, if substantive substitution rights are present, and if the arrangement provides the customer control of the asset.

Operating lease right-of-use (“ROU”) assets represent our right to use an individual asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. As most of our leases do not provide the lessor’s implicit rate, we use our incremental borrowing rate (“IBR”) at the commencement date in determining the present value of lease payments by utilizing a fully collateralized rate for a fully amortizing loan with the same term as the lease.

Lease terms include options to extend the lease when it is reasonably certain those options will be exercised. For leases with terms greater than 12 months, we record the related asset and obligation at the present value of lease payments over the term. Our leases can include rental escalation clauses, renewal options and/or termination options that are factored into our determination of lease payments when such renewal options and/or termination options are reasonably certain of exercise.

A ROU asset is subject to the same impairment guidance as assets categorized as property and equipment. As such, any impairment loss on ROU assets is presented in the same manner as an impairment loss recognized on other long-lived assets.

A lease modification is a change to the terms and conditions of a contract that changes the scope or consideration of a lease. For example, a change to the terms and conditions to the contract that adds or terminates the right to use one or more underlying assets, or extends or shortens the contractual lease term, is a modification. Depending on facts and circumstances, a lease modification may be accounted for as either: (1) the original lease plus the lease of a separate asset(s) or (2) a modified lease. A lease will be remeasured if there are changes to the lease contract that do not give rise to a separate lease.

Cost of Revenues

Cost of revenue includes direct materials, labor, manufacturing overhead costs and reserves for estimated warranty cost (excluding depreciation). Cost of revenue also includes charges to write down the carrying value of the inventory when it exceeds its estimated net realizable value and to provide for on-hand inventories that are either obsolete or in excess of forecasted demand. During 2022, the Company announced upgrades to the current simulators along with the next generation of launch monitors to be available in 2023. Accordingly, management reviewed the inventory and recorded a $991,429 write down and an additional $250,000 allowance for obsolescence. The inventory write down in 2021 was $55,876.

Royalties

We have royalty agreements with certain software suppliers to pay royalties based on the number of units or subscriptions sold. The royalty percentages range between 20% to 30%. During 2022 and 2021, we paid $550,964 and $518,165, respectively, to software suppliers.

F-30

TRUGOLF

NOTES TO FINANCIAL STATEMENTS

Salaries, Wages, and Benefits

Salaries, wages and benefits are expenses earned by employees and outside contractors of the Company and are expensed as incurred. Included in salaries, wages and benefits are employer payroll taxes, health, dental and life insurance costs of $685,144 and $546,492 for the years ended December 31, 2022, and 2021, respectively. Contract labor was $895,868 and $417,227 for the years ended December 31, 2022, and 2021, respectively. As of December 31, 2022 and 2021, we had $278,565 and $9,124, respectively, in accrued salaries, wages and benefits.

Selling, General and Administrative

Sales and marketing costs consist primarily of installation and customer service costs, advertising through social media platforms, the creation of promotional videos for current and new products, membership industry associations, exhibiting at trade shows and other business development activities. Sales and marketing costs are expensed as incurred. For the years ended December 31, 2022, and 2021 total sales and marketing expenses were $1,727,293 and $1,577,406, respectively.

General and administrative expenses are expensed as incurred and consist primarily of the following:

	For the years ended December 31,
	2022	2021
Professional fees	$932,122	$199,086
Bad debt	-	568,662
License and association dues	516,477	229,183
Facilities including rent and utilities	439,717	372,123
Bank and credit card processing fees	357,533	398,996
Other general corporate related expenses	2,706,532	2,043,940
	$4,952,381	$3,811,990

Income Taxes

The Company, with stockholders’ consent, has elected to be taxed as an “S Corporation” under the provisions of the Internal Revenue Code and comparable state income tax law. As an S Corporation, we are generally not subject to corporate income taxes and our net income or loss is reported on the individual tax return of the stockholder of the Company. Therefore, no provision or liability for income taxes is reflected in the financial statements. Management has evaluated its tax positions and has concluded that the Company had taken no uncertain tax positions that could require adjustment or disclosure in the financial statements to comply with provisions set forth in ASC 740, “Income Taxes”.

Income (Loss) Per Share

Net income (loss) per share is provided in accordance with FASB ASC 260-10, “Earnings per Share”. Basic net income (loss) per common share (“EPS”) is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share is computed by dividing net income by the weighted average shares outstanding, assuming all dilutive potential common shares were issued, unless doing so is anti-dilutive. The weighted-average number of common shares outstanding for computing basic EPS for both the years ended December 31, 2022, and December 31, 2021, was 11,308. Diluted net loss per share of common stock is the same as basic net loss per share of common stock because the effects of potentially dilutive securities are antidilutive.

Potentially dilutive securities as of December 31, 2022, included warrants to purchase 292 shares of commons stock and 127 common shares for the convertible debt. There were no potentially dilutive shares as of December 31, 2021.

Recent Accounting Pronouncements Not Yet Adopted

Management has evaluated all recent accounting pronouncements issued by the Financial Accounting Standards Board (“FASB”) and determined that none of the pronouncements will have a material impact on our financial statements. We will continue to monitor the issuance of any new accounting pronouncements and assess their potential impact on the financial statements in future periods.

F-31

TRUGOLF

NOTES TO FINANCIAL STATEMENTS

Concentration of Credit and Supplier Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash deposits and trade accounts receivable. Credit risk can be negatively impacted by adverse changes in the economy or by disruptions in the credit markets.

We maintain our cash deposits with established commercial banks. At times, balances may exceed federally insured limits. We have not experienced any losses in such accounts and do not believe that we are exposed to any significant credit risk associated with our cash deposits.

We believe that credit risk with respect to trade accounts receivable is somewhat mitigated by our large number of geographically diverse customers and our credit evaluation procedures. We record trade accounts receivables at sales value and establish specific reserves for certain customer accounts identified as known collection problems due to insolvency, disputes or other collection issues. The amounts of the specific reserves estimated by management are determined by a loss rate model based on delinquency. We maintain reserves for potential losses. For the years ended December 31, 2022, and 2021 no one customer accounted for more than 10% of our revenues.

We purchase a significant amount of parts we consume in manufacturing our simulators from nationally known original equipment manufacturers. During the year ended December 31, 2022, we purchased approximately 50.0% of our assembly parts from three manufacturers. During the year ended December 31, 2021, we purchased approximately 32.5% of our assembly parts from eight manufacturers. We believe that while there are alternative sources of supply for the equipment we purchase in each of the principal product categories, termination of one or more of our relationships with any of our major suppliers of equipment could have a material adverse effect on our business, financial condition or results of operation if we were unable to obtain adequate or timely rental and sales equipment.

Warrants

The fair value of the warrants is estimated on the date of issuance using the Black-Scholes option pricing model, which requires the input of subjective assumptions, including the expected term of the warrants, expected stock price volatility, and expected dividends. These estimates involve inherent uncertainties and the application of management’s judgment. Expected volatilities used in the valuation model are based on the average volatility of the comparable companies publicly traded on recognized stock exchanges. The risk-free rate for the expected term of the option is based on the United States Treasury yield curve in effect at the time of grant.

Gain on Loan Extinguishment

In May 2020, we received a $735,000 loan under the Coronavirus Aid, Relief, and Economic Security Act Paycheck Protection Program. During 2021, the loan was forgiven.

Date of Management’s Review

We evaluate events and transactions occurring subsequent to the date of the financial statements for matters requiring recognition or disclosure in the financial statements. The accompanying financial statements consider events through July 31, 2023, the date at which the financial statements were issued.

3.	ACCOUNTS RECEIVABLE, NET

Accounts receivable and allowance for doubtful accounts consisted of the following as of December 31:

	2022	2021
Trade accounts receivable	$2,140,853	$2,256,874
Other	130,920	124,495
	2,271,773	2,381,369
Less allowance for doubtful accounts	(527,136)	(881,087)
Total accounts receivable, net	$1,744,637	$1,500,282

F-32

TRUGOLF

NOTES TO FINANCIAL STATEMENTS

Accounts receivable as of December 31, 2022, and 2021 are primarily made up of trade receivables due from customers in the ordinary course of business. Five customers accounted for more than 57% of the balance of accounts receivable as of December 31, 2022, and four customers accounted for 47% of the accounts receivable balance as of December 31, 2021.

4.	INVENTORY, NET

The following summarizes inventory as of December 31:

	2022	2021
Inventory – raw materials	$2,425,530	$1,909,915
Less reserve allowance for obsolescence	(304,050)	(54,050)
Inventory, net	$2,121,480	$1,855,865

5.	PROPERTY AND EQUIPMENT, NET

The following summarizes property and equipment as of December 31:

	2022	2021
Software and computer equipment	$694,560	$653,131
Furniture and fixtures	217,943	217,943
Vehicles	59,545	59,545
Equipment	15,873	15,873
	987,921	946,492
Less accumulated depreciation	(822,385)	(761,719)
Property and equipment, net	$165,536	$184,773

Depreciation expense for the years ended December 31, 2022, and 2021, was $60,667 and $70,005, respectively.

6.	CUSTOMER DEPOSITS

Customer deposits are advance payments from customers prior to manufacturing and shipping a simulator. The prepayment amounts and timing vary depending on the product to be manufactured and delivery location. Customer deposits are included in current liabilities until the balance is applied to an order at the time of invoicing. As of December 31, 2022, and 2021, customer deposits were $2,712,520 and $2,594,348, respectively.

7.	NOTES PAYABLE

Notes payable consisted of the following as of December 31:

	2022	2021
Note payable - JPMorgan Chase	$349,830	$445,542
Note payable – Mercedes-Benz	38,017	46,399
Note payable – Zions Bank	5,984	24,410
Note payable - Other	-	2,991
	393,831	519,342
Less current portion	(105,213)	(125,571)
Long-term portion	$288,618	$393,771

F-33

TRUGOLF

NOTES TO FINANCIAL STATEMENTS

Future maturities of notes payable are as follows for the years ending December 31:

2023	$105,213
2024	110,851
2025	114,574
2026	63,193
Total	$393,831

Note Payable – JP Morgan Chase

In June 2021, we entered into a $500,000, 3.00% annual interest rate note payable with JPMorgan Chase Bank, N.A. The note matures on June 8, 2026. We make a monthly principal and interest payment in the amount of $8,994. There is no prepayment penalty if the loan is paid prior to the maturity date.

Note Payable – Mercedes-Benz

In November 2020, we entered into a $59,545, 5.90% annual interest rate note payable with Mercedes-Benz for a delivery van. The note matures on November 20, 2026, and is secured by the van. We make a monthly payment of $908.

Note Payable – Zions Bank

In April 2018, we entered into a $77,067, 6.75% annual interest rate note payable with Zion Bank, N.A. The note matures on April 16, 2023, and is guaranteed by the Company’s chief executive officer. We make a monthly payment of $1,517.

8.	RELATED PARTY NOTES PAYABLE

Related party notes payable consisted of the following as of December 31:

	2022	2021
Notes payable - ARJ Trust	$650,000	$650,000
Note payable - McKettrick	1,250,000	1,500,000
Note payable - Carver	185,000	222,000
	2,085,000	2,372,000
Less current portion	(937,000)	(787,000)
Long-term portion	$1,148,000	$1,585,000

Future maturities of related party notes payable are as follows for the years ending December 31:

2023	$937,000
2024	287,000
2025	287,000
2026	287,000
2027	287,000
Total	$2,085,000

Note Payable – ARJ Trust

In December 2008, we entered into a $500,000, 8.50% annual interest rate note payable with a trust (“ARJ Trust”) indirectly controlled by the chief executive officer. We make monthly interest-only payments of $3,541. As of December 31, 2022, and 2021, the principal balance outstanding was $500,000 and accrued interest was $2,911. The note was to mature on March 31, 2023. During 2023, the note’s maturity was extended one-year to March 31, 2024.

F-34

TRUGOLF

NOTES TO FINANCIAL STATEMENTS

In June 2010, we entered into a second $150,000, 8.50% annual interest rate note payable with the ARJ Trust. We make monthly interest-only payments of $1,063. As of December 31, 2022, and 2021, the principal balance outstanding was $150,000 and accrued interest was $873. The note was to mature on March 31, 2023. During 2023, the note’s maturity was extended one-year to March 31, 2024.

Note Payable – McKettrick

In May 2019, we entered into a $1,750,000, zero interest rate note payable with a former shareholder to repurchase all shares in the Company. The note is payable in annual installments of $250,000 due on December 21 of each year. The note matures on December 1, 2027. There is a late fee of 5%, if not paid within 10 days of the due date.

Note Payable – Carver

In January 2021, we entered into a $222,000, zero interest rate note payable with a former shareholder to repurchase all shares in the Company. The note is payable in semi- annual installments of $18,500 due on March 31 and September 30 each year and matures on October 1, 2027.

9.	LINE OF CREDIT

In September 2020, we entered into a $2,000,000, 2.627% per annum at origination annual interest rate line of credit with JPMorgan Chase Bank, N.A. We did not make any payments, nor did we draw on the line of credit during 2022. The balance of the line of credit was $545,625 as of December 31, 2022, and 2021, respectively. The interest rate as of December 31, 2022, and 2021, was 6.75% and 2.73%, respectively. The line of credit is guaranteed by the Company’s chief executive officer. In March 2023, the line of credit maturity was extended to September 2, 2023.

10.	CONVERTIBLE NOTES PAYABLE

In June 2022, we entered into two separate but identical $300,000 (total $600,000), 10.00% annual interest rate convertible notes payable (“Convertible Notes”) with two individual consultants (“Note Holder”) to assist with services including an initial public offering preparation and listing to NASDAQ or other national exchange, assist the Company and its counsel in preparing a code of conduct and employment agreements, franchise development, and valuation increase through growth among other services. The terms of each note include a 15% original issue discount (“OID”), 292 warrants, no prepayment penalty and a maturity of February 25, 2023.

The warrants are exercisable at $4,800 per share for five years and a cashless option and a mandatory exercise over $9,600 with no prepayment penalty. The warrants are non-exercisable for one year from issuance. The valuation assumptions used to determine the fair value of each warrant awarded in 2022: expected stock price volatility ranged from 40.06% to 80.17%; expected term in years 5.00 with a discount for the one-year lockout period; and risk-free interest rate 2.95%.

During 2022, we recorded $304,388 in gross OID based on the borrowings on the Convertible Notes. During 2022, we recorded OID amortization of $240,020 in interest expense. As of December 31, 2022, total remaining OID was $64,368.

The Note Holder has the right, at any time on or after the issuance date and prior to the maturity date, to convert all or any portion of the then outstanding and unpaid principal plus any accrued interest thereon into shares of the Company’s common stock. The per share conversion price will be convertible into shares of common stock equal to 70% multiplied by the lower of (i) the volume weighted average of the closing sales price of the common stock on the date that the Company’s listing on the NASDAQ Global Market or other national exchange (“Uplisting”) is successfully consummated or (ii) the lowest closing price for the five trading days following the date of Uplisting, not including the Uplisting day.

In the event the Company (i) makes a public announcement that it intends to be acquired by, consolidate or merge with any other corporation or entity (other than a merger in which the Company is the surviving or continuing corporation and its capital stock is unchanged) or sell or transfer all or substantially all of the assets of the Company; or (ii) any person, group or entity (including the Company) publicly announces a tender offer to purchase 50% or more of the common stock, then the conversion price will be equal to the lower of the conversion price and a 25% discount to the announced acquisition provided, that, the conversion will never be less than a price that is the lower of (iii) the closing price (as reflected on Nasdaq.com) immediately preceding the signing of these notes; or (iv) the average closing price of the Company’s common stock (as reflected on Nasdaq.com) for the five trading days immediately preceding the signing of these notes.

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TRUGOLF

NOTES TO FINANCIAL STATEMENTS

The Company elected to follow the relative fair value method to allocate the proceeds to the warrants, OID, and convertible notes (collectively the “Financial Instruments”). Total estimated fair value of the Financial Instruments was $1,387,060. The pro-rata allocation of the $450,000 total proceeds was $282,109 to the warrants, $21,899 to the OID and $145,992 to the convertible notes. The fair value of the warrants exceeded the pro-rata allocation of proceeds to the warrants and the convertible notes by $445,032, which the Company recorded as interest expense at the time of issuance.

Based on an estimated 70% discounted conversion price, the Company recorded $192,857 in interest expense and a corresponding increase in the notes payable. The Company has elected to account for the convertible notes at fair market value. The fair market value will be adjusted at each reporting period. The total outstanding balance for each convertible note as of December 31, 2022, was $225,000 (total $450,000) and accrued interest was $16,480. In March 2023, we extended each note’s maturity to July 31, 2023 and increased each note’s borrowing limit to $375,000.

11.	DIVIDEND NOTES PAYABLE

We file our tax returns as an S Corporation. Historically, all income tax liabilities and benefits of the Company are passed through to the shareholders annually through distributions. No dividends were declared during 2022. During 2021, the Board of Directors declared $7,395,694 in dividends to the shareholders, payable in cash as the Company’s liquidity allows. During 2022, the Company paid the shareholders $1,965,706.

In November 2022, each shareholder agreed to defer the accrued dividends payable by entering into 6.00% interest rate dividend notes payable. All outstanding and accrued interest is due and payable when the dividend notes payable mature on December 31, 2025. Interest commenced accruing on January 1, 2023.

Dividends declared, distributed, and accrued are as follow as of December 31:

	2022	2021
Declared	$-	$7,395,694
Distributions payments for tax liabilities	1,965,706	412,977
Dividends payable	7,660,784	9,626,490

12.	GROSS SALES ROYALTY PAYABLE

In June 2015, we entered into a Royalty Purchase Agreement (the “Agreement”) with a purchaser (“Purchaser”) for a gross sales royalty. The Purchaser agreed to purchase a sales royalty for the sum of $1,000,000 plus applicable taxes. Upon mutual agreement the Purchaser may purchase one or more additional royalties in an aggregate amount of up to $1,000,000. For the period June 2015 through May 2017, the Company paid a monthly payment of $20,833. Effective June 1, 2017 and all subsequent months, the monthly royalty payment has been equal to the greater of $20,833 plus the amount determined in accordance with the following and of June 1, 2017:

i.	If the trailing twelve-month revenue of the Company is equal to or less than $6,110,000, 3.60% of our monthly revenues, in perpetuity (unless terminated in accordance with the Purchase Agreement);

ii.	If trailing twelve-month revenue of the Company is equal to or greater than $17,200,000, 1.30% of our monthly revenues, in perpetuity (unless terminated in accordance with the Purchase Agreement); or

iii.	If trailing twelve-month revenue of the Company is greater than $6,110,000 but less than $17,200,000, such percentage of monthly revenue determined by dividing $220,060 by the amount of trailing twelve-month revenue and multiplying the result by 100, in perpetuity (unless terminated in accordance with the Purchase Agreement).

The royalty percentage was fixed at 3.6% based on the trailing twelve-month revenue at the time of executing the Agreement (June 15, 2015). On June 1, 2017, the royalty percentage was changed to 2.4% based on the trailing 12-month revenues at that time as outlined in the table above.

The Agreement contains an option for a one-time buy down of the royalty rate. At any time following the date on which the Purchaser has received royalty payments that are, in the aggregate, equal to two times the then applicable Aggregate Installment Amount ($1,000,000), we may purchase and extinguish 75% (but no more nor less) of all amounts owing or to become owing to the Purchaser hereunder. In the event we want to exercise the buy down option, we would pay the Purchaser $750,000 (75% of the $1,000,000 outstanding amount). The adjusted royalty rate going forward would then be 0.6% (75% of the 2.4%).

The Agreement also contains an option for a buyout upon the change of control. If pursuant to a proposed change of control the acquirer under such transaction requires, as a condition to the completion of such transaction, that the Company purchase and extinguish all amounts owing or to become owing to the Purchaser hereunder, the Company will pay the greater of:

F-36

i.	An amount equal to two times the aggregate installment amount as at the date of the change of control buyout notice; and

ii.	An amount equal to A multiplied by B multiplied by C, where:

a.	A is equal to the aggregate installment amount as at the date of the change of control divided by $22,500,000;

b.	B is equal to 0.8; and

c.	C is equal to the net equity value of the Company; or in the case of a proposed asset sale, the proposed net purchase price of all or substantially all of the Company’s assets.

In the event the Company were required to buyout the Agreement as a condition of closing the proposed DMAC acquisition (which currently is not a condition) (See Note 17 – Subsequent Events), the Company would pay Purchaser $2,844,444.

The Agreement has neither a stated maturity nor an interest rate. While the royalty percentage can be reduced via a buydown, as previously explained, the only avenue for terminating the Agreement is a buyout required by an acquirer in a change of control transaction. Absent the change of control, the Agreement will survive in perpetuity at a royalty rate of 2.4% or 0.6% depending on whether or not the royalty rate buydown option has been exercised.

Because the gross sales royalty payable has no stated fixed interest nor maturity, it is considered variable interest perpetual debt. The periodic variable payments to the Purchaser are recorded in interest expense. As of December 31, 2022, and 2021, the amount outstanding was $1,000,000. During 2022 and 2021, we paid $517,191 and $648,336, respectively, in interest expense to the Purchaser.

13.	ACCRUED AND OTHER CURRENT LIABILITIES

Accrued and other current liabilities consisted of the following as of December 31:

	2022	2021
Accrued payroll	$278,565	$9,124
Credit cards	191,244	380,897
Warranty reserve	140,000	90,000
Sales tax payable	40,545	62,140
Other	100,322	-
Accrued and other current liabilities	$750,676	$542,161

14.	INCOME TAXES

The Company is an S Corporation for federal and state income tax purposes with all income tax liabilities and/or benefits of the Company being passed through to the stockholders. As such, no recognition of federal or state income taxes for the Company has been provided for in the accompanying financial statements. Any uncertain tax position taken by the stockholders on their individual returns is not an uncertain position of the Company.

We have adopted the provisions of ASC 740-10-25, which provide recognition criteria and a related measurement model for uncertain tax positions taken or expected to be taken in income tax returns. ASC 740-10-25 requires that a position taken or expected to be taken in a tax return be recognized in the financial statements when it is more likely than not that the position would be sustained upon examination by tax authorities.

Tax positions that meet the more likely than not threshold are then measured using a probability weighted approach recognizing the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement. The Company had no tax positions relating to open income tax returns that were considered to be uncertain as of December 31, 2022.

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TRUGOLF

NOTES TO FINANCIAL STATEMENTS

15.	COMMITMENTS AND CONTINGENCIES

Operating Leases

As of December 31, 2022, we had two operating leases as follows:

●	In December 2022, we entered into a new three-year lease on the corporate headquarters in Centerville, Utah. The base monthly lease payment through November 2023 is $20,343, $20,378 through November 2023 and $24,616 through November 2025. As of December 31, 2022, we had 35 months remaining on the lease.

●	Office and warehouse space in Centerville, Utah, with monthly payments of $5,017. As of December 31, 2022, we had 3 months remaining on the lease.

We utilize our incremental borrowing rate in determining the present value of lease payments unless the implicit rate is readily determinable. For 2022 and 2021, we used an estimated incremental borrowing rate of 5.90% to determine the present value of the lease liability.

Other information related to our operating leases is as follows:

Right of use asset:

As of December 31, 2020	$279,695
Amortization	(189,818)
Addition for warehouse lease	72,379
As of December 31, 2021	162,256
Amortization	(165,535)
Addition for headquarter lease	736,156
As of December 31, 2022	$732,877

Lease liability:

As of December 31, 2020	$290,954
Payments	(197,042)
Addition for warehouse lease	72,379
As of December 31, 2021	166,291
Payments	(168,110)
Addition for headquarter lease	736,156
Lease liability – December 31, 2022	$734,337

The table below reconciles the fixed component of the undiscounted cash flows for each of three years to the lease liabilities recorded on the Balance Sheet as of December 31, 2022:

Year	Minimum Lease Payments
2023	$261,207
2024	270,772
2025	270,772
Total	802,751
Less interest	(68,414)
Present value of future minimum lease payments	734,337
Less current portion	(224,159)
Long term lease liability	$510,178

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TRUGOLF

NOTES TO FINANCIAL STATEMENTS

Stockholders’ Equity

In April 2022, we secured the services of two consultants (also the Note Holders as described in Note 10 – Convertible Notes Payable) to assist with services including assisting the Company’s and its counsel in an initial public offering preparation and listing to NASDAQ or other national exchange, assist the Company and its counsel in preparing a code of conduct and employment agreements, franchise development, and valuation increase through growth among other services. Once services are performed, the first consultant will be provided a 3% stock grant; while the second consultant will be provided up to 7% of stock based on performance deliverables including: 1.75% on consummation of an initial bridge loan agreement, 1.75% on engaging an investment banker, 1.75% upon filing an S-1 including financial statements and footnotes, and 1.75% upon the closing of an initial public offering. The second consultant will be provided warrants at a 20% discount to the then current price per share, for up to 2% for achieving a $250 million valuation and 3% more for a $500 million valuation, as well as another 2% for opening the first franchise location, and 3% more once 100 franchise locations have been sold.

16.	RELATED PARTY

As described in Note 11, the following were outstanding on the dividends notes payable to our officers and shareholders as of December 31, 2022, and 2021:

	2022	2021
Chief executive officer, Director and Shareholder	$3,278,479	$4,206,479
Chief hardware officer, Director and Shareholder	1,576,952	1,956,952
Executive vice president, Director and Shareholder	1,591,952	1,956,952
Interim chief financial officer, Director and Shareholder	397,038	397,038

The Company’s chief executive officer guaranties certain debt of the company as discussed in Note 7 and Note 11.

17.	SUBSEQUENT EVENTS

We evaluate events and transactions occurring subsequent to the date of the financial statements for matters requiring recognition or disclosure in the financial statements. The accompanying financial statements consider events through July 31, 2023, the date at which the financial statements were available to be issued.

In January 2023, we entered into a $10,000,000, 4.00% per annum interest rate, twelve years note payable with an asset management company. As a condition to funding, we have placed $1,875,000 as a deposit with the asset management company, which is pledged as collateral for the note. Proceeds from the loan will be funded in twelve consecutive installments of $833,333 commencing thirty banking days following the lender receiving the pledged margin account. The note has a three-year grace period for principal and interest payments. Annual principal and interest payments will commence in 2026 and continue through 2034.

In March 2023, we entered into an Agreement and Plan of Merger (“APM”) whereby the Company will merge with Deep Medicine Acquisition Corp., a Delaware Corporation (“DMAC”). As consideration for the merger (“Merger Consideration”), the Company Stockholders are entitled to receive from DMAC a total number of shares of DMAC’s common stock with an aggregate implied value equal to $80 million, plus the amount, if any, by which the Company’s net working capital exceeds the target net working capital ($1,000,000) minus the amount, if any, by which the target net working capital exceeds the net working capital (but not less than zero), minus the amount of closing net debt (defined as the aggregate amount of all indebtedness of the Company less the balance of the Company’s cash at closing), minus (e) the amount of any unpaid Company transaction expenses (the “Merger Consideration”).

Each Company Stockholder shall receive for each share of the Company’s common stock held a number of shares of DMAC’s common stock equal to (i) the Merger Consideration, divided by (ii) the redemption price defined as an amount equal to the price at which each DMAC share is redeemed or converted pursuant to a public offering.

In March 2023, we extended each convertible note’s (See Note 10 – Convertible Notes) maturity to July 31, 2023, and increased each note’s borrowing limit to $375,000.

In June 2023, we entered into a sixty-month, triple net lease for additional warehouse space in North Salt Lake, Utah. The lease payments range between $10,457 and $11,770.

In July 2023, the Company and Convertible Note Holders (refer to Note 10 – Convertible Notes) entered into Warrant Cancellation Agreements, whereby the 292 warrants will be cancelled if the merger with DMAC takes place. If the merger is not closed, the warrants will remain outstanding.

In June 2023, we executed a term sheet for mezzanine financing up to US $11 million. The term sheet calls for maturity in 5 years, with an annual interest rate of 10% based on a cash payment to retire the facility in full, or an annual interest rate of 15% based on conversion into common equity shares at a 10% discount to the previous 5 days average trading price in order to retire the facility in full, which either option is at our election. The lender will have the right to receive 1 million warrants with an exercise price of $13.00 per share. There is no pre-payment penalty associated with the facility contemplated by the Mezzanine Financing Term Sheet.

F-39

TRUGOLF, INC

Quarterly Financial Statements

(Unaudited)

As of and for the three months ending March 31, 2023 and 2022

F-39

F-40

TRUGOLF, INC.

CONDENSED BALANCE SHEETS

	Balances at
	March 31, 2023	December 31, 2022
	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$6,000,947	$9,656,266
Accounts receivable, net	1,171,176	1,744,637
Inventory, net	3,243,514	2,121,480
Prepaid expenses	77,570	147,748
Short-term investments	2,432,974	-
Other current assets	58,262	17,840
Total current assets	12,984,443	13,687,971

Property and equipment, net	198,430	165,536
Right-of-use assets	660,357	732,877
Other long-term assets	1,875,000	-

Total assets	$15,718,230	$14,586,384

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$1,989,713	$1,463,337
Customer deposits	2,118,449	2,712,520
Notes payable, current portion	105,213	105,213
Notes payable to related parties, current portion	937,000	937,000
Line of credit	545,625	545,625
Line of credit margin account	1,875,000	-
Convertible notes payable	642,857	385,624
Accrued interest	220,601	92,552
Accrued and other current liabilities	784,947	943,533
Lease liability, current portion	218,489	224,159
Total current liabilities	9,437,894	7,409,563

Non-current liabilities:
Notes payable, net of current portion	255,002	288,618
Note payables to related parties, net of current portion	1,148,000	1,148,000
Dividend notes payable	7,703,747	7,660,784
Gross sales royalty payable	1,000,000	1,000,000
Lease liability, net of current portion	450,276	510,178
Total liabilities	19,994,919	18,017,143

Stockholders’ deficit:
Preferred stock, $0.01 par value, 10 million shares authorized; no shares issued and outstanding as of March 31, 2023 and December 31, 2022, respectively	-	-
Common stock, $0.01 par value, 190 million shares authorized; 12,129 and 11,308 shares issued and outstanding as of March 31, 2023 and December 31, 2022, respectively.	109	100
Treasury stock at cost, 4,692 shares of common stock held at March 31, 2023 and December 31, 2022, respectively	(2,037,000)	(2,037,000)
Additional paid-in capital	5,175,280	681,956
Accumulated other comprehensive income	11,914	-
Accumulated losses	(7,426,992)	(2,075,815)
Total stockholders’ deficit	(4,276,689)	(3,430,759)

Total liabilities and stockholders’ deficit	$15,718,230	$14,586,384

The accompanying notes are an integral part of these condensed financial statements.

F-41

TRUGOLF, INC.

CONDENSED STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months Ended March 31,
	2023	2022

Revenues, net	$5,083,199	$6,393,236
Cost of revenues	(1,141,768)	(1,659,321)
Gross profit	3,941,431	4,733,915

Operating expenses:
Royalties	215,632	162,554
Salaries, wages and benefits	2,231,434	1,678,354
Selling, general and administrative	6,398,885	1,042,749
Total operating expenses	8,845,951	2,883,657

(Loss) income from operations	(4,904,520)	1,850,258

Other (expenses) income:
Interest income	21,497	-
Interest expense	(468,154)	(197,035)
Total other expense	(446,657)	(197,035)
(Loss) income from operations before income taxes	(5,351,177)	1,653,223

Provision for income taxes	-	-

Net (loss) income	(5,351,177)	1,653,223

Basic and diluted net (loss) income per share attributable to common stockholders	$(441.19)	$146.20

Basic and diluted weighted average common shares	12,129	11,308

The accompanying notes are an integral part of these condensed financial statements.

F-42

TRUGOLF, INC.

CONDENSED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

(Unaudited)

	Three Months Ended March 31,
	2023	2022

Net (loss) income	$(5,351,177)	$1,653,223

Other comprehensive income:

Unrealized gain in fair value of short-term investments	11,914	-

Comprehensive (loss) income	$(5,339,263)	$1,653,223

The accompanying notes are an integral part of these condensed financial statements.

F-43

TRUGOLF, INC.

CONDENSED STATEMENTS OF STOCKHOLDERS’ DEFICIT

(Unaudited)

	Preferred Stock		Common Stock		Treasury Stock		Additional Paid-in	Accumulated Other Comprehensive	Accumulated	Total Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Income	Losses	Deficit

Balance, December 31, 2021	-	$-	11,308	$100	(4,692)	$(2,037,000)	$-	$-	$(1,118,974)	$(3,155,874)

Net income	-	-	-	-	-	-	-	-	1,653,223	1,653,223

Balance, March 31, 2022	-	$-	11,308	$100	(4,692)	$(2,037,000)	$-	$-	$534,249	$(1,502,651)

Balance, December 31, 2022	-	$-	11,308	$100	$(4,692)	$(2,037,000)	$681,956	$-	$(2,075,815)	$(3,430,759)

Issuance of common stock	-	-	821	9	-	-	4,493,324	-	-	4,493,333

Unrelaized gain in fair value of short-term investments	-	-	-	-	-	-	-	11,914	-	11,914

Net loss	-	-	-	-		-	-		(5,351,177)	(5,351,177)

Balance, March 31, 2023	-	$-	12,129	$109	(4,692)	$(2,037,000)	$5,175,280	$11,914	$(7,426,992)	$(4,276,689)

The accompanying notes are an integral part of these condensed financial statements.

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TRUGOLF, INC.

CONDENSED STATEMENTS OF CASHFLOWS

(Unaudited)

	Three Months Ended March 31,
	2023	2022
Cash flows from operating activities:
Net (loss) income	$(5,351,177)	$1,653,223
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Depreciation and amortization expense	13,756	12,232
Amortization of convertible notes original issue discount	64,376	-
Amortization of right-of-use asset	72,520	-
Bad debt expense	205,920	-
Stock issued for services	4,493,333	-
Changes in operating assets and liabilities:
Accounts receivable, net	367,541	802,055
Inventory, net	(1,122,034)	(364,316)
Prepaid expenses	70,178	35,222
Other current assets	(40,422)	51,030
Other assets	(1,875,000)	-
Accounts payable	526,376	587,782
Customer deposits	(594,071)	(289,626)
Accrued interest	128,049	-
Accrued and other current liabilities	34,271	(49,162)
Lease liability	(65,572)	-
Net cash (used in) provided by operating activities	(3,071,956)	2,438,440

Cash flows from investing activities:
Purchase of property and equipment	(46,650)	(4,407)
Purchase of short-term investments	(2,421,060)	-
Net cash used in investing activities	(2,467,710)	(4,407)

Cash flows from financing activities:
Proceeds from line of credit	1,875,000	-
Repayments of notes payable	(33,616)	(29,687)
Repayments of notes payable - related party	-	(35,995)
Dividends returned	42,963	-
Net cash provided by (used in) financing activities	1,884,347	(65,682)

Net change in cash and cash equivalents	(3,655,319)	2,368,351

Cash and cash equivalents, beginning of period	9,656,266	10,708,677

Cash and cash equivalents, end of period	$6,000,947	$13,077,028

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for interest	$275,734	$197,035

The accompanying notes are an integral part of these condensed financial statements.

F-45

TRUGOLF

NOTES TO CONDENSED FINANCAL STATEMENTS

1.	ORGANIZATION AND NATURE OF OPERATIONS

For over 40 years, the Company has been creating indoor golf software and hardware and are focused on both the residential and commercial golf simulation industries. We design, develop, manufacture and sell golf simulators for residential and commercial applications. We offer portable, professional, commercial and custom simulators. In addition, to bundling our software with our simulators, we offer our E6 Connect software and gaming software on a standalone basis. We have leveraged the power of our hardware and software platform to create a collection of multi-sport games including football, soccer, soccer golf, frisbee golf, zombie dodgeball, and cowboy target practice.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited interim condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and Rule 10-01 of Regulation S-X. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to such regulations. In the opinion of management, all adjustments (consisting of all normal and recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the three months ended March 31, 2023 are not necessarily indicative of the results that may be expected for the year ending December 31, 2023, and therefore, the results and trends in these interim condensed financial statements may not be the same for the entire year. These interim condensed financial statements should be read in conjunction with the annual audited financial statements and related notes included elsewhere in this proxy statement/prospectus, for the year ended December 31, 2022, from which the balance sheet amounts as of December 31, 2022 were derived.

We describe our significant accounting policies in Note 2 of the notes to the annual audited financial statements included elsewhere in this proxy statement/prospectus for the year ended December 31, 2022. During three-month period ended March 31, 2023, there were no significant changes to those accounting policies.

Use of Estimates

We prepare our financial statements in accordance with accounting principles generally accepted in the United States of America. The application of many accounting principles requires us to make assumptions, estimates and/or judgments that affect the reported amounts of assets, liabilities, revenues and expenses in our financial statements. We base our estimates and judgments on historical experience and other assumptions that we believe are reasonable under the circumstances. These assumptions, estimates and/or judgments, however, are often subjective and they and our actual results may change based on changing circumstances or changes in our analyses. If actual amounts are ultimately different from our estimates, the revisions are included in our results of operations for the period in which the actual amounts first become known. See also Note 2 to our audited annual financial statements included elsewhere in this proxy statement/prospectus for a summary of our significant accounting policies.

Revenue Recognition

We recognize revenue in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) standards - Topic 606 “Revenue from Contracts with Customers” (“Topic 606”).

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TRUGOLF

NOTES TO CONDENSED FINANCAL STATEMENTS

Revenue Recognition for Golf Simulators. Revenues from the sale of golf simulators are recognized with the selling price to the customer recorded as revenues and the acquisition cost of the product recorded as cost of revenues. We recognize revenue from these transactions when control has passed to the customer. Control is considered to have passed to the customer when the simulators has been delivered, installed and accepted by the customer. Our simulator contracts with customers generally do not include multiple performance obligations.

Revenue Recognition for Content Software Subscriptions. The Company offers content software subscriptions for one and twelve months. We recognize revenue from these transactions when control has passed to the customer. Control is considered to have passed to the customer when the software license has been delivered and accepted by the customer. The content software subscription revenue is recognized over the term of the contract.

Fair Value of Financial Instruments

Fair value is defined as the amount that would be received for selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Financial Accounting Standards Board (“FASB”) fair value measurement guidance established a fair value hierarchy that prioritizes the inputs used to measure fair value. The three broad levels of the fair value hierarchy are as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities,

Level 2 – Quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly,

Level 3 – Unobservable inputs for which little or no market data exists, therefore requiring a company to develop its own assumptions.

Assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurements. We review the fair value hierarchy classification on a quarterly basis. Changes in the observable inputs may result in a reclassification of assets and liabilities within the three levels of the hierarchy outlined above.

The carrying amounts of certain financial instruments, such as cash and cash equivalents, accounts receivable, accounts payable, and derivative liability approximate fair value due to their relatively short maturities.

	March 31, 2023
	Carrying Amount	Fair Value
Short-term investments (Level 1):
Corporate fixed income securities	459,954	459,954
Government securities	1,973,020	1,973,020
Total short-term investments	$2,432,974	$2,432,974

Convertible notes payable (Level 3)	642,857	642,857

	December 31, 2022
	Carrying Amount	Fair Value
Convertible notes payable (Level 3)	578,481	578,481

For our Level 3 unobservable inputs, we calculate a discount rate based on the U.S. prime rate of 8.00% and 7.75% as of March 31, 2023 and December 31, 2022, respectively.

Cash and Cash Equivalents

Cash primarily consists of cash, demand and savings deposits which are highly liquid. The Company considers highly liquid investments that are readily convertible to known amounts of cash and with original maturities from the date of purchase of three months or less to be cash equivalents. All cash is unrestricted as to withdrawal and use. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. As of March 31, 2023 and December 31, 2022, the amount in excess of federally insured limits was $4,911,897 and $9,198,618, respectively.

F-47

TRUGOLF

NOTES TO CONDENSED FINANCAL STATEMENTS

Accounts Receivable, net

We manage credit risk associated with our accounts receivables at the customer level. Because the same customers typically generate the revenues that are accounted for under both Accounting Standards Codification Topic 606, Revenue from Contracts with Customers (Topic 606) and Accounting Standards Codification Topic 326, Credit Losses (Topic 326).

We believe the concentration of credit risk, with respect to our receivables, is limited because our customer base is comprised of a number of geographically diverse customers. We manage credit risk through credit approvals and other monitoring procedures.

Pursuant to Topic 326 for our accounts receivables, we maintain an allowance for doubtful accounts that reflects our estimate of our expected credit losses. Our allowance is estimated using a loss rate model based on delinquency. The estimated loss rate is based on our historical experience with specific customers, our understanding of our current economic circumstances, reasonable and supportable forecasts, and our own judgment as to the likelihood of ultimate payment based upon available data. We believe our credit risk is somewhat mitigated by our geographically diverse customer base and our credit evaluation procedures. The actual rate of future credit losses, however, may not be similar to past experience. Our estimate of doubtful accounts could change based on changing circumstances, including changes in the economy or in the particular circumstances of individual customers. Accordingly, we may be required to increase or decrease our allowance for doubtful accounts.

During the three months ended March 31, 2023, the Company released an upgrade to the simulator launch monitor and software. As this is a new product, the Company expects some simulators to be returned. Based on our historical experience, after previous product releases, the Company recorded $140,000 in sales allowance for the three months ended March 31, 2023. There was no reserve as of December 31, 2022.

Recent Accounting Pronouncements Not Yet Adopted

Management has evaluated all recent accounting pronouncements issued by the Financial Accounting Standards Board (“FASB”) and determined that none of the pronouncements will have a material impact on our financial statements. We will continue to monitor the issuance of any new accounting pronouncements and assess their potential impact on the financial statements in future periods.

Warrants

The fair value of the warrants is estimated on the date of issuance using the Black-Scholes option pricing model, which requires the input of subjective assumptions, including the expected term of the warrants, expected stock price volatility, and expected dividends. The actual estimates used can be found in Note 10 -Convertible Notes Payable in the annual audited financial statements found elsewhere in this proxy statement/prospectus. These estimates involve inherent uncertainties and the application of management’s judgment. Expected volatilities used in the valuation model are based on the average volatility of the comparable companies publicly traded on recognized stock exchanges. The risk-free rate for the expected term of the option is based on the United States Treasury yield curve in effect at the time of grant.

F-48

TRUGOLF

NOTES TO CONDENSED FINANCAL STATEMENTS

3.	ACCOUNTS RECEIVABLE

Accounts receivable and allowance for doubtful accounts consisted of the following as of:

	March 31, 2023	December 31, 2022
Trade accounts receivable	$1,902,280	$2,140,853
Other	36,032	130,920
	1,938,312	2,271,773
Less: allowance for doubtful accounts	(627,136)	(527,136)
sales allowance	(140,000)	-
Total accounts receivable, net	$1,171,176	$1,744,637

4.	INVENTORY

The following summarizes inventory as of:

	March 31, 2023	December 31, 2022
Inventory – raw materials	$3,547,564	$2,425,530
Less reserve allowance for obsolescence	(304,050)	(304,050)
Inventory, net	$3,243,514	$2,121,480

5.	SHORT-TERM INVESTMENTS

In February 2023, we entered into a brokerage agreement and deposited $2,500,000. In February 2023, we purchased $450,751 in corporate fixed income securities (corporate bonds) and $1,981,061 in government securities (Treasury securities). As of March 31, 2023, the marketable securities consisted of the following:

Corporate fixed income securities, weighted average yield and maturity of 5.64% and 3.12 years, respectively	459,954
Government securities, weighted average yield and maturity of 4.66% and 4.25 years, respectively	1,973,020
Total short-term investments	$2,432,974

We classify our short-term investments as available-for-sale securities as we may sell these securities at any time for use in operations or for other purposes. We record such securities at fair value in our balance sheet, with unrealized gains or losses reported as a component of accumulated comprehensive loss. The amount of unrealized gains or losses reclassified into earnings is based on specific identification when the securities are sold. We periodically evaluate if any security has experienced credit-related declines in fair value, which are recorded against an allowance for credit losses with an offsetting entry to interest and other expense, net on the statement of operations.

6.	OTHER LONG TERM ASSETS

As discussed in Note 10 – Commitments and Contingencies, as a condition of funding on the Ethos Asset Management INC Financing, we placed a $1,850,000 security deposit as collateral for the note.

F-49

TRUGOLF

NOTES TO CONDENSED FINANCAL STATEMENTS

7.	LINE OF CREDIT MARGIN ACCOUNT

During February 2023, the Company entered into a variable rate line of credit with Morgan Stanley which is secured by the marketable securities. As of March 31, 2023, the balance outstanding was $1,875,000 at a rate of $6.47%. As of March 31, 2023, there was $391,652 in available borrowings.

8.	CONVERTIBLE NOTES EXTENSION

In June 2022, we entered into two separate but identical $300,000 (total $600,000), 10.00% annual interest rate convertible notes payable with two individual consultants. The terms of each note include a 15% original issue discount, 292 warrants, no prepayment penalty and a maturity date of February 25, 2023. In March 2023, we extended each note’s maturity to July 31, 2023 and increased each note’s borrowing limit to $375,000. As of March 31, 2023, the balance outstanding was $450,000 and $300,000 was available to be borrowed.

9.	STOCKHOLDERS’ EQUITY

In April 2022, we secured the services of two consultants (also the Note Holders as described in Note 10 – Convertible Notes Payable of the annual audited financial statements elsewhere in this proxy statement/prospectus) to assist with services including assisting the Company’s and its counsel in an initial public offering preparation and listing to NASDAQ or other national exchange, assist the Company and its counsel in preparing a code of conduct and employment agreements, franchise development, and valuation increase through growth among other services. For the initial public offering preparation, the first consultant will be provided a 3% stock grant; while the second consultant will be provided up to 7% of stock based on performance deliverables including: 1.75% on consummation of an initial bridge loan agreement, 1.75% on engaging an investment banker, 1.75% upon filing an S-1 including financial statements and footnotes, and 1.75% upon the closing of an initial public offering. The second consultant will be provided warrants at a 20% discount to the then current price per share, for up to 2% for achieving a $250 million valuation and 3% more for a $500 million valuation, as well as another 2% for opening the first franchise location, and 3% more once 100 franchise locations have been sold.

In January 2023, the Board of Directors authorized the issuance of 821 shares of common stock to the consultants for the services performed related as outlined in the services agreement. See Note 10 – Convertible Notes Payable in the annual audited financial statements found elsewhere in this proxy statement/prospectus. The common shares were issued at fair value.

10.	COMMITMENTS and CONTINGENCIES

In January 2023, TruGolf entered into the Ethos Asset Management INC Financing (“Ethos”) in the principal amount of $10 million. Pursuant to the terms of the Ethos financing, TruGolf may draw down financing proceeds up to $833,333 each 45-day period beginning in April 2023, up to $10 million. Interest associated with the Ethos Asset Management INC Financing is fixed at 4% per annum and has a three-year grace period for principal and interest payments. Annual principal and interest payments will commence in 2026 and continue through 2034. As a condition to funding, we placed a $1,850,000 security deposit as collateral for the note. The first draw was made on April 6, 2023, in the amount of $791,666.

In March 2023, we entered into the Business Combination Agreement (the “BCA”) with Deep Medicine Acquisition Corp (NASDAQ: DMAQ) (“DMAC”), a publicly traded special purpose acquisition company. Under the BCA, a merger will occur in which TruGolf will be the surviving entity and become a public company to further advance its software business and increase manufacturing and sales of its golf simulator hardware technology in the United States and internationally. The BCA reflects an implied enterprise value for TruGolf shareholders as of March 31, 2023, of $80 million. Upon closing of the BCA, DMAC will be renamed “TruGolf, Inc.” and will be listed on the Nasdaq Stock Market (“Nasdaq”) and its shares of common stock will trade under the trading symbol “TRUG”). TruGolf’s existing management team will lead the merged company and hold 86.6% of the voting power through high-voting shares that will be issued upon the closing and will also control a majority of the board seats. The BCA is expected to close in the third quarter of 2023 and is subject to approval by our stockholders, the stockholders of DMAC, as well as other customary closing conditions The BCA is expected to be accounted as a reverse capitalization in accordance with U.S. GAAP.

F-50

TRUGOLF

NOTES TO CONDENSED FINANCAL STATEMENTS

In March 2023, we entered into a letter of intent (the “Asian JV LOI”) with China based Guangzhou Boli Business Management Ltd to establish a joint venture entity designed to market and sell TruGolf products and services into the Asian territories of China, Korea, Japan, Taiwan, Cambodia, Thailand, and Laos. Pursuant to the terms of the Asian JV LOI, TruGolf will own a 29% equity stake in the joint venture entity. Pursuant to the terms of the Asian JV LOI, Guangzhou Boli Business Management Ltd will invest (along with two other related entities) $710,000 to capitalize the joint venture entity, establish a showroom in Asia, and purchase TruGolf simulators. Pursuant to the terms of the Asian JV LOI, once the joint venture is established, and unless waived in writing, TruGolf will be required to market and sell its products and services in the aforementioned territories exclusively through the joint venture.

11.	SUBSEQUENT EVENTS

We evaluate events and transactions occurring subsequent to the date of the financial statements for matters requiring recognition or disclosure in the financial statements. The accompanying financial statements consider events through July 31, 2023, the date at which the financial statements were issued.

In June 2023, we entered into a sixty-month, triple net lease for additional warehouse space in North Salt Lake, Utah. The lease payments range between $10,457 and $11,770.

In June 2023, we executed a term sheet for mezzanine financing up to US $11 million. The term sheet calls for maturity in 5 years, with an annual interest rate of 10% based on a cash payment to retire the facility in full, or an annual interest rate of 15% based on conversion into common equity shares at a 10% discount to the previous 5 days average trading price in order to retire the facility in full, which either option is at our election. The lender will have the right to receive 1 million warrants with an exercise price of $13.00 per share. There is no pre-payment penalty associated with the facility contemplated by the Mezzanine Financing Term Sheet.

In July 2023, the Company and Convertible Note Holders (refer to Note 10 – Convertible Notes in the annual audited financial statements found elsewhere in this proxy statement/prospectus) entered into Warrant Cancellation Agreements, whereby the warrants will be cancelled if the merger with DMAC takes place. If the merger is not closed, the warrants will remain outstanding.

F-51

Annex A

THIRD AMENDMENT

TO THE

SECOND AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

DEEP MEDICINE ACQUISITION CORP.

Pursuant to Section 242 of the

Delaware General Corporation Law

DEEP MEDICINE ACQUISITION CORP. (the “Corporation”), a corporation organized and existing under the laws of the State of Delaware, does hereby certify as follows:

1.	The name of the Corporation is Deep Medicine Acquisition Corp. The Corporation’s Certificate of Incorporation was filed in the office of the Secretary of State of the State of Delaware on July 8, 2020 (the “Original Certificate”). A Second Amended and Restated Certificate of Incorporation was filed in the office of the Secretary of State of the State of Delaware on October 26, 2021, and further amended on November 4, 2021, pursuant to a Certificate of Correction (the “Second Amended and Restated Certificate of Incorporation”). An Amendment was filed in the office of the Secretary of State of the State of Delaware on December 23, 2022 (the “First Amendment”). An Amendment was filed in the office of the Secretary of State of the State of Delaware on July 13, 2023 (the “Second Amendment”).

2.	This Third Amendment to the Second Amended and Restated Certificate of Incorporation amends the Second Amended and Restated Certificate of Incorporation of the Corporation, as amended by the First Amendment and the Second Amendment.

3.	This Third Amendment to the Second Amended and Restated Certificate of Incorporation was duly adopted by the affirmative vote of the holders of 65% of the stock entitled to vote at a meeting of stockholders in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware (the “DGCL”).

4.	The text of Section 9.2(a) of Article IX is hereby amended and restated to read in full as follows:

(a) Prior to the consummation of the initial Business Combination, the Corporation shall provide all holders of Offering Shares with the opportunity to have their Offering Shares redeemed upon the consummation of the initial Business Combination pursuant to, and subject to the limitations of, Sections 9.2(b) and 9.2(c) (such rights of such holders to have their Offering Shares redeemed pursuant to such Sections, the “Redemption Rights”) hereof for cash equal to the applicable redemption price per share determined in accordance with Section 9.2(b) hereof (the “Redemption Price”). Notwithstanding anything to the contrary contained in this Second Amended and Restated Certificate, there shall be no Redemption Rights or liquidating distributions with respect to any right issued pursuant to the Offering.

5.	The text of Section 9.2(e) of Article IX is hereby amended and restated to read in full as follows:

(e) If the Corporation offers to redeem the Offering Shares in conjunction with a stockholder vote on an initial Business Combination, the Corporation shall consummate the proposed initial Business Combination only if such initial Business Combination is approved by the affirmative vote of the holders of a majority of the shares of the Common Stock that are voted at a stockholder meeting held to consider such initial Business Combination.

5.	The text of Section 9.2(f) of Article IX shall be deleted in its entirety.

7.	The text of Section 9.7 of Article IX is hereby amended and restated to read in full as follows:

If, in accordance with Section 9.1(a), any amendment is made to Section 9.2(d) to modify (i) the substance or timing of the ability of Public Stockholders to seek redemption in connection with an initial Business Combination or amendments to this Second Amended and Restated Certificate prior thereto or the Corporation’s obligation to redeem 100% of the Offering Shares if the Corporation has not consummated an initial Business Combination by the Deadline Date or (ii) any other provisions relating to stockholders’ rights or pre-initial Business Combination activity, the Public Stockholders shall be provided with the opportunity to redeem their Offering Shares upon the approval of any such amendment, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest not previously released to the Corporation to pay its taxes, divided by the number of then outstanding Offering Shares.

Annex A-1

IN WITNESS WHEREOF, Deep Medicine Acquisition Corp. has caused this Third Amendment to the Second Amended and Restated Certificate to be duly executed in its name and on its behalf by an authorized officer as of this [  ] day of [  ], 2023.

DEEP MEDICINE ACQUISITION CORP.

By:
Name:	Humphrey P. Polanen
Title:	Chief Executive Officer

Annex A-2

Annex B

EXECUTION VERSION

AMENDED AND RESTATED

AGREEMENT AND PLAN OF MERGER

by and among

DEEP MEDICINE ACQUISITION CORP.,

as the Purchaser,

DMAC MERGER SUB INC.,

as Merger Sub,

BRIGHT VISION SPONSOR LLC,

in the capacity as the Purchaser Representative,

CHRISTOPHER JONES,

in the capacity as the Seller Representative,

and

TRUGOLF, INC.,

as the Company,

Dated as of July 21, 2023

B-i

B-ii

INDEX OF EXHIBITS

Exhibit	Description

Exhibit A	Form of Voting Agreement
Exhibit B	Form of Lock-Up Agreement
Exhibit C	Form of Non-Competition Agreement
Exhibit D	Sponsor Support Agreement

B-iii

AMENDED AND RESTATED

AGREEMENT AND PLAN OF MERGER

This Amended and Restated Agreement and Plan of Merger (this “Agreement”) is made and entered into as of July 21, 2023 by and among (i) Deep Medicine Acquisition Corp., a Delaware corporation (together with its successors (as defined below), the “Purchaser”), (ii) DMAC Merger Sub Inc., a Nevada corporation and a wholly-owned subsidiary of the Purchaser (“Merger Sub”), (iii) Bright Vision Sponsor LLC, a Delaware limited liability company, in the capacity as the representative from and after the Effective Time (as defined below) for the stockholders of the Purchaser (other than the Company Stockholders (as defined below) as of immediately prior to the Effective Time and their successors and assignees) in accordance with the terms and conditions of this Agreement (the “Purchaser Representative”), (iv) Christopher Jones, an individual, in the capacity as the representative from and after the Effective Time for the Company Stockholders (as defined below) as of immediately prior to the Effective Time in accordance with the terms and conditions of this Agreement (the “Seller Representative”), and (v) TruGolf, Inc., a Nevada corporation (the “Company”). The Purchaser, Merger Sub, the Purchaser Representative, the Seller Representative and the Company are sometimes referred to herein individually as a “Party” and, collectively, as the “Parties”.

RECITALS:

A. The Company is engaged in the business of developing high-end and custom sized indoor Golf Simulators for luxury-residential applications and high-volume commercial usage.

B. The Purchaser owns all of the issued and outstanding capital stock of Merger Sub, which was formed for the sole purpose of the Merger (as defined below);

C. The Parties intend to effect the merger of Merger Sub with and into the Company, with the Company continuing as the surviving entity and wholly-owned subsidiary of the Purchaser (the “Merger”), as a result of which (i) all of the issued and outstanding capital stock of the Company immediately prior to the Effective Time shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, in exchange for the right for each Company Stockholder to receive its Pro Rata Share (as defined herein) of the Stockholder Merger Consideration (as defined herein), in accordance with the applicable provisions of the Delaware General Corporation Law (as amended and in effect from time to time, the “DGCL”) and the Nevada Revised Statutes (as amended and in effect from time to time, the “NRS”) and (ii) the Company Options (as defined herein) outstanding at the Effective Time shall be assumed (with adjustments to the number and exercise price of such assumed Company Options to reflect the Conversion Ratio (as defined herein)), by Purchaser with the result that such assumed Company Options shall be replaced with Assumed Options (as defined herein) exercisable into shares of Purchaser Class A Common Stock, all in accordance with the terms and subject to the conditions set forth in this Agreement;

D. The Parties entered into that certain Business Combination Agreement, dated as of March 31, 2023 (the “Original Business Combination Agreement”), and the Parties now desire to amend and restate the Original Business Combination Agreement to provide, among other matters, that the contingent Earnout Shares (defined below) will be issued after the Closing if and when earned upon the Company meeting the milestones specified herein, rather than being issued at the Closing of the Merger and placed into escrow subject to potential forfeiture;

E. The boards of directors of the Company, the Purchaser and Merger Sub have each (i) determined that the Merger is fair, advisable and in the best interests of their respective companies and stockholders, (ii) approved this Agreement and the transactions contemplated hereby, including the Merger, upon the terms and subject to the conditions set forth herein, and (iii) determined to recommend to their respective stockholders the approval and adoption of this Agreement and the transactions contemplated hereby, including the Merger;

B-1

E. The Purchaser has received voting and support agreements in the form attached as Exhibit A hereto (collectively, the “Voting Agreements”) signed by the Company and certain holders of Company Common Stock (as defined herein) sufficient to approve the Merger and the other transactions contemplated by this Agreement;

F. Simultaneously with the execution and delivery of the Original Business Combination Agreement, the Significant Company Holders have each entered into (a) a Lock-Up Agreement with Purchaser and the Purchaser Representative, the form of which is attached as Exhibit B hereto (each, a “Lock-Up Agreement”) and (b) a Non-Competition and Non-Solicitation Agreement in favor of Purchaser and the Company, the form of which is attached as Exhibit C hereto (each, a “Non-Competition Agreement”), each of which agreements described in clauses (a) and (b) above will become effective as of the Closing;

G. Simultaneously with the execution and delivery of the Original Business Combination Agreement, the Sponsor (as defined herein) has entered into a Sponsor Support Agreement with the Company, the form of which is attached as Exhibit D hereto (the “Sponsor Support Agreement”);

H. The Parties intend that the Merger will qualify as a tax-free “reorganization” within the meaning of Section 368(a) of the Code (as defined herein); and

I. Certain capitalized terms used herein are defined in Article X hereof.

NOW, THEREFORE, in consideration of the premises set forth above, which are incorporated in this Agreement as if fully set forth below, and the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, the Parties hereto agree to amend and restate the Original Business Combination Agreement as follows:

Article I
MERGER

1.1 Merger. At the Effective Time, and subject to and upon the terms and conditions of this Agreement, and in accordance with the applicable provisions of the NRS, Merger Sub and the Company shall consummate the Merger, pursuant to which Merger Sub shall be merged with and into the Company, following which the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation. The Company, as the surviving corporation after the Merger, is hereinafter sometimes referred to as the “Surviving Corporation” (provided, that references to the Company for periods after the Effective Time shall include the Surviving Corporation).

1.2 Effective Time. The Parties hereto shall cause the Merger to be consummated by filing the Articles of Merger for the merger of Merger Sub with and into the Company (the “Articles of Merger”) with the Secretary of State of the State of Nevada in accordance with the applicable provisions of the NRS (the time of such filing, or such later time as may be specified in the Articles of Merger, being the “Effective Time”).

1.3 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Articles of Merger and the applicable provisions of the NRS. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, agreements, powers and franchises, debts, Liabilities, duties and obligations of Merger Sub and the Company shall become the property, rights, privileges, agreements, powers and franchises, debts, Liabilities, duties and obligations of the Surviving Corporation, which shall include the assumption by the Surviving Corporation of any and all agreements, covenants, duties and obligations of Merger Sub and the Company set forth in this Agreement to be performed after the Effective Time.

B-2

1.4 Tax Treatment. For federal income tax purposes, the Merger is intended to constitute a “reorganization” within the meaning of Section 368 of the Code. The Parties adopt this Agreement as a “plan of reorganization” within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the United States Treasury Regulations.

1.5 Certificate of Incorporation and Bylaws. At the Effective Time, the Certificate of Incorporation and Bylaws of the Company, each as in effect immediately prior to the Effective Time, shall automatically be amended and restated in their entirety to read identically to the Certificate of Incorporation and Bylaws of Merger Sub, as in effect immediately prior to the Effective Time, and such amended and restated Certificate of Incorporation and Bylaws shall become the respective Certificate of Incorporation and Bylaws of the Surviving Corporation, except that the name of the Surviving Corporation in such Certificate of Incorporation and Bylaws shall be amended to be “TruGolf, Inc.”

1.6 Directors and Officers of the Surviving Corporation. At the Effective Time, the board of directors and executive officers of the Surviving Corporation shall be the same individuals determined in accordance with Section 5.17, each to hold office in accordance with the Certificate of Incorporation and Bylaws of the Surviving Corporation until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal.

1.7 Merger Consideration. As consideration for the Merger, the Company Stockholders shall be entitled to receive from the Purchaser a total number of shares of Purchaser Common Stock with an aggregate value equal to (a) the Base Consideration, plus (b) the amount, if any, by which the Net Working Capital exceeds the Target Net Working Capital Amount minus (c) the amount, if any, by which the Target Net Working Capital Amount exceeds the Net Working Capital (but not less than zero), minus (d) the amount of Closing Net Debt, minus (e) the amount of any unpaid Company Transaction Expenses (the “Merger Consideration”). Each Company Stockholder shall receive for each share of Company Common Stock held (a number of shares of Purchaser Common Stock equal to (i) the Per Share Price, divided by (ii) the Purchaser Share Price (the “Conversion Ratio”) (the total portion of the Merger Consideration amount payable to all Company Stockholders (but excluding holders of Company Options) in accordance with this Agreement is also referred to herein as the “Stockholder Merger Consideration”). The holders of Company Options shall receive such number of Assumed Options as described in Section 1.8(d) with such terms and conditions as described in Section 1.8(d). Additionally, at the Closing, the Company Stockholders shall receive the contingent right to receive Earnout Shares as additional consideration pursuant to the terms of this Agreement and subject to the terms and conditions set forth in Section 1.13.

1.8 Effect of Merger on Company Securities. At the Effective Time, by virtue of the Merger and without any action on the part of any Party or the holders of any Company Securities or the holders of any shares of capital stock of the Purchaser or Merger Sub:

(a) Company Common Stock. Subject to clause (b) and (c) below, (i) each holder of Company Class A Common Stock issued and outstanding immediately prior to the Effective Time shall, in accordance with the Company Certificate of Incorporation (or, if applicable, the Amended Company Charter), be converted into the right to receive a number of shares of Purchaser Class A Common Stock equal to its Pro Rata Share of the Stockholder Merger Consideration (as it may be adjusted after the Closing pursuant to Section 1.12), without interest, upon delivery of the Transmittal Documents in accordance with Section 1.9; and (ii) each holder of Company Class B Common Stock issued and outstanding immediately prior to the Effective Time (other than any such shares of Company Common Stock cancelled pursuant to Section 3.1(a) and any Dissenting Shares), if any, shall, in accordance with the Amended Company Charter (if adopted), be converted into the right to receive a number of shares of Purchaser Class B Common Stock equal to its Pro Rata Share of the Stockholder Merger Consideration, without interest, upon delivery of the Transmittal Documents in accordance with Section 1.9. As of the Effective Time, each Company Stockholder shall cease to have any other rights in and to the Company or the Surviving Corporation (other than the rights set forth in Section 1.15 below).

B-3

(b) Treasury Stock. Notwithstanding clause (a) above or any other provision of this Agreement to the contrary, at the Effective Time, if there are any Company Securities that are owned by the Company as treasury shares, such Company Securities shall be canceled and shall cease to exist without any conversion thereof or payment therefor.

(c) Dissenting Shares. Each of the Dissenting Shares issued and outstanding immediately prior to the Effective Time shall be cancelled and cease to exist in accordance with Section 1.15 and shall thereafter represent only the right to receive the applicable payments set forth in Section 1.15.

(d) Company Options. Each outstanding Company Option (whether vested or unvested) shall be assumed by the Purchaser and shall become an option to purchase shares of Purchaser Class A Common Stock (each, an “Assumed Option”). Each Assumed Option will be subject to the terms and conditions set forth in its option agreement with the Company (except any references therein to the Company or Company Common Stock will instead mean the Purchaser and Purchaser Class A Common Stock, respectively). Each Assumed Option shall: (i) have the right to acquire a number of shares of Purchaser Class A Common Stock equal to (as rounded down to the nearest whole number) the product of (A) the number of shares of Company Common Stock which the Company Option had the right to acquire immediately prior to the Effective Time, multiplied by (B) the Conversion Ratio; (ii) have an exercise price equal to (as rounded up to the nearest whole cent) the quotient of (A) the exercise price of the Company Option, divided by (B) the Conversion Ratio; and (iii) be subject to the same vesting schedule as the applicable Company Option. The Purchaser shall take all corporate action necessary to reserve for future issuance, and shall maintain such reservation for so long as any of the Assumed Options remain outstanding, a sufficient number of shares of Purchaser Class A Common Stock for delivery upon the exercise of such Assumed Option.

(e) Other Company Convertible Securities. All Other Company Convertible Securities other than a Company Option, if not exercised or converted prior to the Effective Time, shall be cancelled, retired and terminated and cease to represent a right to acquire, be exchanged for or convert into shares of Company Stock.

1.9 Surrender of Company Securities and Disbursement of Merger Consideration.

(a) Prior to the Effective Time, the Purchaser shall appoint its transfer agent, American Stock Transfer & Trust Company, LLC, or another agent reasonably acceptable to the Company (the “Exchange Agent”), for the purpose of exchanging the certificates representing Company Common Stock, (“Company Certificates”) if any, and each share of capital stock held in book-entry form on the stock transfer books of the Company immediately prior to the Effective Time. At or prior to the Effective Time, the Purchaser shall deposit, or cause to be deposited, with the Exchange Agent the Stockholder Merger Consideration. At or prior to the Effective Time, the Purchaser shall send, or shall cause the Exchange Agent to send, to each Company Stockholder, a letter of transmittal for use in such exchange, in a form mutually acceptable to the company and the Purchaser (a “Letter of Transmittal”) (which shall specify that the delivery of Company Certificates or uncertificated shares in respect of the Stockholder Merger Consideration shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Company Certificates or uncertificated shares to the Exchange Agent (or a Lost Certificate Affidavit)) for use in such exchange.

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(b) Each Company Stockholder shall be entitled to receive its Pro Rata Share of the Stockholder Merger Consideration in respect of the Company Common Stock represented by such holder’s Company Certificate(s) (excluding any Company Securities described in Sections 1.8(b)) and 1.8(c)) as soon as reasonably practicable after the Effective Time, but subject to the delivery to the Exchange Agent of the following items prior thereto (collectively, the “Transmittal Documents”): (i) the Company Certificate(s) for its Company Common Stock (or a Lost Certificate Affidavit), together with a properly completed and duly executed Letter of Transmittal and (ii) such other documents as may be reasonably requested by the Exchange Agent or the Purchaser. Until so surrendered, each Company Certificate shall represent after the Effective Time for all purposes only the right to receive such portion of the Stockholder Merger Consideration (as it may be adjusted after the Closing pursuant to Section 1.12) attributable to such Company Certificate.

(c) If any portion of the Stockholder Merger Consideration is to be delivered or issued to a Person other than the Person in whose name the surrendered Company Certificate is registered immediately prior to the Effective Time, it shall be a condition to such delivery that (i) the transfer of such Company Common Stock shall have been permitted in accordance with the terms of the Company’s Organizational Documents and any stockholders agreement with respect to the Company, each as in effect immediately prior to the Effective Time, (ii) such Company Certificate shall be properly endorsed or shall otherwise be in proper form for transfer and, (iii) the recipient of such portion of the Stockholder Merger Consideration, or the Person in whose name such portion of the Stockholder Merger Consideration is delivered or issued, shall have already executed and delivered, if a Significant Company Holder, counterparts to a Lock-Up Agreement and Non-Competition Agreement, and such other Transmittal Documents as are reasonably deemed necessary by the Exchange Agent or the Purchaser and (iv) the Person requesting such delivery shall pay to the Exchange Agent any transfer or other Taxes required as a result of such delivery to a Person other than the registered holder of such Company Certificate or establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

(d) Notwithstanding anything to the contrary contained herein, in the event that any Company Certificate shall have been lost, stolen or destroyed, in lieu of delivery of a Company Certificate to the Exchange Agent, the Company Stockholders may instead deliver to the Exchange Agent an affidavit of lost certificate and indemnity of loss in form and substance reasonably acceptable to the Purchaser (a “Lost Certificate Affidavit”), which at the reasonable discretion of the Purchaser may include a requirement that the owner of such lost, stolen or destroyed Company Certificate deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against the Purchaser or the Surviving Corporation with respect to the shares of Company Common Stock represented by the Company Certificates alleged to have been lost, stolen or destroyed. Any Lost Certificate Affidavit properly delivered in accordance with this Section 1.9(d) shall be treated as a Company Certificate for all purposes of this Agreement.

(e) After the Effective Time, there shall be no further registration of transfers of Company Common Stock. If, after the Effective Time, Company Certificates are presented to the Surviving Corporation, the Purchaser or the Exchange Agent, they shall be canceled and exchanged for the applicable portion of the Stockholder Merger Consideration provided for, and in accordance with the procedures set forth in this Section 1.9. No dividends or other distributions declared or made after the date of this Agreement with respect to Purchaser Common Stock with a record date after the Effective Time will be paid to the holders of any Company Certificates that have not yet been surrendered with respect to the Purchaser Common Stock to be issued upon surrender thereof until the holders of record of such Company Certificates shall surrender such certificates (or provide a Lost Certificate Affidavit), if applicable, and provide the other Transmittal Documents. Subject to applicable Law, following surrender of any such Company Certificates (or delivery of a Lost Certificate Affidavit), if applicable, and delivery of the other Transmittal Documents, Purchaser shall promptly deliver to the record holders thereof, without interest, the certificates representing the Purchaser Common Stock issued in exchange therefor and the amount of any such dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such Purchaser Common Stock.

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(f) All securities issued upon the surrender of Company Securities in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to such Company Securities. Notwithstanding the foregoing, none of the Surviving Corporation, the Purchaser or any Party hereto shall be liable to any Person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

(g) Notwithstanding anything to the contrary contained herein, no fraction of a share of Purchaser Common Stock will be issued by virtue of the Merger or the transactions contemplated hereby, and each Person who would otherwise be entitled to a fraction of a share of Purchaser Common Stock (after aggregating all fractional shares of Purchaser Common Stock that otherwise would be received by such holder) shall instead have the number of shares of Purchaser Common Stock issued to such Person rounded down in the aggregate to the nearest whole share of Purchaser Common Stock.

1.10 Effect of Transaction on Merger Sub Stock. At the Effective Time, by virtue of the Merger and without any action on the part of any Party or the holders of any shares of capital stock of the Purchaser or Merger Sub, each share of Merger Sub Common Stock outstanding immediately prior to the Effective Time shall be converted into an equal number of shares of common stock of the Surviving Corporation, with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

1.11 Closing Calculations. At least three (3) Business Days prior to the Closing Date, the Company shall deliver to the Purchaser a statement certified by the Company’s chief executive officer (the “Estimated Closing Statement”) setting forth a good faith calculation of the Company’s estimate of the Closing Net Debt, Net Working Capital and Company Transaction Expenses, in each case, as of the Reference Time, and the resulting Merger Consideration and Per Share Price based on such estimates, in reasonable detail including for each component thereof, along with the amount owed to each creditor of the Company, and bank statements and other evidence reasonably necessary to confirm such calculations. Promptly upon delivering the Estimated Closing Statement to the Purchaser, if requested by the Purchaser, the Company will meet with the Purchaser to review and discuss the Estimated Closing Statement and the Company will consider in good faith the Purchaser’s comments to the Estimated Closing Statement and make any appropriate adjustments to the Estimated Closing Statement prior to the Closing, which adjusted Estimated Closing Statement, as mutually approved by the Company and the Purchaser both acting reasonably and in good faith, shall thereafter become the Estimated Closing Statement for all purposes of this Agreement. The Estimated Closing Statement and the determinations contained therein shall be prepared in accordance with the Accounting Principles and otherwise in accordance with this Agreement.

1.12 Merger Consideration Adjustment.

(a) Within ninety (90) days after the Closing Date, Purchaser’s Chief Financial Officer (the “CFO”) shall deliver to the Purchaser Representative and the Seller Representative a statement (the “Closing Statement”) setting forth (i) a balance sheet of the Company as of the Reference Time and (ii) a good faith calculation of the Closing Net Debt, Net Working Capital and Company Transaction Expenses, in each case, as of the Reference Time, and the resulting Merger Consideration using the formula in Section 1.7. The Closing Statement shall be prepared, and the Closing Net Debt, Net Working Capital, and Company Transaction Expenses and the resulting Merger Consideration and Stockholder Merger Consideration shall be determined in accordance with the Accounting Principles and otherwise in accordance with this Agreement.

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(b) After delivery of the Closing Statement, each of the Seller Representative and the Purchaser Representative, and their respective Representatives on their behalves, shall be permitted reasonable access to the books, records, working papers, files, facilities and personnel of the Company relating to the preparation of the Closing Statement. The Seller Representative and the Purchaser Representative, and their respective Representatives on their behalves, may make inquiries of the CFO and related Purchaser and the Company personnel and advisors regarding questions concerning or disagreements with the Closing Statement arising in the course of their review thereof, and Purchaser and the Company shall provide reasonable cooperation in connection therewith. If either the Seller Representative or the Purchaser Representative (each, a “Representative Party”) has any objections to the Closing Statement, such Representative Party shall deliver to the CFO and the other Representative Party a statement setting forth its objections thereto (in reasonable detail) (an “Objection Statement”). If an Objection Statement is not delivered by a Representative Party within thirty (30) days following the date of delivery of the Closing Statement, then such Representative Party will have waived its right to contest the Closing Statement, all determinations and calculations set forth therein, and the resulting Merger Consideration set forth therein. If an Objection Statement is delivered within such thirty (30) day period, then the Seller Representative and the Purchaser Representative shall negotiate in good faith to resolve any such objections for a period of twenty (20) days thereafter. If the Seller Representative and the Purchaser Representative do not reach a final resolution within such twenty (20) day period, then upon the written request of either Representative Party (the date of receipt of such notice by the other Party, the “Independent Expert Notice Date”), the Representative Parties will refer the dispute to the Independent Expert for final resolution of the dispute in accordance with Section 1.12(c). For purposes hereof, the “Independent Expert” shall mean a mutually acceptable independent (i.e., no prior material business relationship with any party for the prior two (2) years) accounting firm appointed by the Purchaser Representative and the Seller Representative, which appointment will be made no later than ten (10) days after the Independent Expert Notice Date); provided, that if the Independent Expert does not accept its appointment or if the Purchaser Representative and the Seller Representative cannot agree on the Independent Expert, in either case within twenty (20) days after the Independent Expert Notice Date, either Representative Party may require, by written notice to the other Representative Party, that the Independent Expert be selected by the New York City Regional Office of the AAA in accordance with the AAA’s procedures. The parties agree that the Independent Expert will be deemed to be independent even though a Party or its Affiliates may, in the future, designate the Independent Expert to resolve disputes of the types described in this Section 1.12. The Parties acknowledge that any information provided pursuant to this Section 1.12 will be subject to the confidentiality obligations of Section 5.15.

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(c) If a dispute with respect to the Closing Statement is submitted in accordance with this Section 1.12 to the Independent Expert for final resolution, the Parties will follow the procedures set forth in this Section 1.12(c). Each of the Seller Representative and the Purchaser Representative agrees to execute, if requested by the Independent Expert, a reasonable engagement letter with respect to the determination to be made by the Independent Expert. All fees and expenses of the Independent Expert will be borne by the Purchaser. Except as provided in the preceding sentence, all other costs and expenses incurred by the Seller Representative in connection with resolving any dispute hereunder before the Independent Expert will be borne by the Company Stockholders, and all other costs and expenses incurred by the Purchaser Representative in connection with resolving any dispute hereunder before the Independent Expert will be borne by the Purchaser. The Independent Expert will determine only those issues still in dispute as of the Independent Expert Notice Date and the Independent Expert’s determination will be based solely upon and consistent with the terms and conditions of this Agreement. The determination by the Independent Expert will be based solely on presentations with respect to such disputed items by the Purchaser Representative and the Seller Representative to the Independent Expert and not on the Independent Expert’s independent review; provided, that such presentations will be deemed to include any work papers, records, accounts or similar materials delivered to the Independent Expert by a Representative Party in connection with such presentations and any materials delivered to the Independent Expert in response to requests by the Independent Expert. Each of the Seller Representative and the Purchaser Representative will use their reasonable efforts to make their respective presentations as promptly as practicable following submission to the Independent Expert of the disputed items, and each such Representative Party will be entitled, as part of its presentation, to respond to the presentation of the other Representative Party and any questions and requests of the Independent Expert. In deciding any matter, the Independent Expert will be bound by the provisions of this Agreement, including this Section 1.12. It is the intent of the parties hereto that the activities of the Independent Expert in connection herewith are not (and should not be considered to be or treated as) an arbitration proceeding or similar arbitral process and that no formal arbitration rules should be followed (including rules with respect to procedures and discovery). The Seller Representative and the Purchaser Representative will request that the Independent Expert’s determination be made within forty-five (45) days after its engagement, or as soon thereafter as possible, will be set forth in a written statement delivered to the Purchaser Representative and the Seller Representative and will be final, conclusive, non-appealable and binding for all purposes hereunder (other than for fraud or manifest error).

(d) For purposes hereof, the term “Adjustment Amount” shall mean (x) the Merger Consideration as finally determined in accordance with this Section 1.12, less (y) the Merger Consideration that was issued at the Closing pursuant to the Estimated Closing Statement.

(i) If the Adjustment Amount is a positive number, then Purchaser shall, within ten (10) Business Days after such final determination of the Merger Consideration, issue to the Company Stockholders an additional number of shares of Purchaser Common Stock equal to (x) the Adjustment Amount, divided by (y) the Purchaser Share Price. Such additional shares of Purchaser Common Stock shall be considered additional Merger Consideration under this Agreement and, “Restricted Securities” under the Lock-Up Agreement.

(ii) If the Adjustment Amount is a negative number, then the Seller Representative shall, within three (3) Business Days after such final determination, deliver to the Purchaser a number of shares of Purchaser Common Stock with a value equal to the absolute value of the Adjustment Amount (with each share of Purchaser Common Stock valued at the Purchaser Share Price). Purchaser will promptly cancel any shares of Purchaser Common Stock delivered to it by the Seller Representative promptly after its receipt thereof.

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1.13 Earnout.

(a) Earnout Shares. At the Closing, subject to the terms and conditions set forth herein, the Company Stockholders shall receive the contingent right to receive up to an additional 4,500,000 shares of Purchaser Class A Common Stock (each an “Earnout Share”), with each share valued at the Purchaser Share Price, as additional Merger Consideration, subject to equitable adjustment for stock splits, stock dividends, combinations, recapitalizations and the like following the Closing, including to account for any equity securities into which such shares are exchanged or converted.

(b) End of Milestone Year.

(i) If at the end of a Price Measurement Period and the final determination in accordance with Section 1.13(d) below with respect to all potential Earnout Shares in the Tranche that could be earned by the Company Stockholders during such Price Measurement Period or the calendar years (each such calendar year, an “Milestone Year”) that it applies to (whether from meeting a Price Milestone or a Revenue Milestone), a Revenue Milestone or a Price Milestone is not met, the Company Stockholders shall not be entitled to receive the portion of the Earnout Shares applicable to such Revenue Milestone or a Price Milestone.

(c) Criteria to Receive Earnout Shares. The Earnout Shares will be earned in accordance with this Section 1.13(c) as follows:

(i) Up to a maximum of 1,000,000 of the total Earnout Shares (without giving effect to any prior issuances, the “First Tranche”), shall be earned upon the occurrence of any of the following:

(A) without duplication of clauses (B) and (C) below, (x) in the event that the consolidated gross revenue of Purchaser and its Subsidiaries (including the Company) (the “Gross Revenues”) (including the Company for such full period, including periods prior to the Closing) as reported in the audited financial statements set forth in Purchaser’s annual report on Form 10-K for the calendar year ending December 31, 2024 as filed with the SEC (the “2024 Revenue”), equals or exceeds Thirty Million Dollars ($30,000,000) but is less than Forty Two Million Dollars ($42,000,000), then the Company Stockholders shall be entitled to receive 50% of the First Tranche (in accordance with their Pro Rata Share) or (y) in the event that the 2024 Revenue equals or exceeds Forty Two Million Dollars ($42,000,000) (each of the applicable 2024 Revenue milestones referred to in (x) and (y) above, a “First Tranche Revenue Milestone”), then the Company Stockholders shall be entitled to receive 100% of the First Tranche (in accordance with their Pro Rata Share); or

(B) without duplication of clause (A) above or clause (C) below, in the event that the VWAP of the shares of Purchaser Class A Common Stock is at least $13.00 per share (the “First Tranche Price Milestone”) (as equitably adjusted for stock splits, stock capitalizations, stock consolidations, subdivisions, stock dividends, reorganizations, recapitalizations and the like after the Closing) for at least twenty (20) out of thirty (30) Trading Days during the period (the “First Tranche Price Measurement Period”) from the Closing through and including the thirtieth (30th) Trading Day after the date on which Purchaser files its annual report on Form 10-K for the calendar year ending December 31, 2024 with the SEC (the date of such filing, the “2024 Filing Date”), then the Company Stockholders shall be entitled to receive 100% of the First Tranche (in accordance with their Pro Rata Share); or

(C) without duplication of clauses (A) and (B) above, in the event that ten (10) or more Qualified Franchise Locations are opened prior to the end of the calendar year ending December 31, 2024 (the “First Tranche Franchise Milestone”), then the Company Stockholders shall be entitled to receive 100% of the First Tranche (in accordance with their Pro Rata Share).

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(ii) In addition to Section 1.13(c)(i), up to a maximum of 1,500,000 of the total Earnout Shares (without giving effect to any prior issuances, the “Second Tranche”), shall be earned upon the occurrence of any of the following:

(A) without duplication of clauses (B) and (C) below, (x) in the event that the Gross Revenues (including the Company for such full period, including periods prior to the Closing) as reported in the audited financial statements set forth in Purchaser’s annual report on Form 10-K for the calendar year ending December 31, 2025 as filed with the SEC (the “2025 Revenue”), equals or exceeds Fifty Million Dollars ($50,000,000) but is less than Sixty Five Million Dollars ($65,000,000), then the Company Stockholders shall be entitled to receive 50% of the Second Tranche (in accordance with their Pro Rata Share) or (y) in the event that the 2025 Revenue equals or exceeds Sixty Five Million Dollars ($65,000,000) (each of the applicable 2025 Revenue milestones referred to in (x) and (y) above, a “Second Tranche Revenue Milestone”), then the Company Stockholders shall be entitled to receive 100% of the Second Tranche (in accordance with their Pro Rata Share); or

(B) without duplication of clause (A) above or clause (C) below, in the event that the VWAP of the shares of Purchaser Class A Common Stock is at least $15.00 per share (the “Second Tranche Price Milestone”) (as equitably adjusted for stock splits, stock capitalizations, stock consolidations, subdivisions, stock dividends, reorganizations, recapitalizations and the like after the Closing) for at least twenty (20) out of thirty (30) Trading Days during the period (the “Second Tranche Price Measurement Period”) from the 2024 Filing Date through and including the thirtieth (30th) Trading Day after the date on which Purchaser files its annual report on Form 10-K for the calendar year ending December 31, 2025 with the SEC (the date of such filing, the “2025 Filing Date”), then the Company Stockholders shall be entitled to receive 100% of the Second Tranche (in accordance with their Pro Rata Share); or

(C) without duplication of clauses (A) and (B) above, in the event that thirty (30) or more Qualified Franchise Locations are opened prior to the end of the calendar year ending December 31, 2025 (the “Second Tranche Franchise Milestone”), then the Company Stockholders shall be entitled to receive 100% of the Second Tranche (in accordance with their Pro Rata Share).

(iii) In addition to Section 1.13(c)(i) and Section 1.13(c)(ii), up to a maximum of 2,000,000 of the total Earnout Shares (without giving effect to any prior issuances, the “Third Tranche”, and each of the First Tranche, the Second Tranche and the Third Tranche, a “Tranche”), shall be earned upon the occurrence of any of the following:

(A) without duplication of clauses (B) and (C) below, (x) in the event that the Gross Revenues (including the Company for such full period, including periods prior to the Closing) as reported in the audited financial statements set forth in Purchaser’s annual report on Form 10-K for the calendar year ending December 31, 2026 as filed with the SEC (the “2026 Revenue”), equals or exceeds Eighty Million Dollars ($80,000,000) but is less than One Hundred Million Dollars ($100,000,000), then the Company Stockholders shall be entitled to receive 50% of the Third Tranche (in accordance with their Pro Rata Share) or (y) in the event that the 2026 Revenue equals or exceeds One Hundred Million Dollars ($100,000,000) (each of the applicable 2026 Revenue milestones referred to in (x) and (y) above, a “Third Tranche Revenue Milestone”, and each of the First Tranche Revenue Milestone, the Second Tranche Revenue Milestone and the Third Tranche Revenue Milestone, a “Revenue Milestone”), then the Company Stockholders shall be entitled to receive 100% of the Third Tranche (in accordance with their Pro Rata Share); or

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(B) without duplication of clause (A) above or clause (C) below, in the event that the VWAP of the shares of Purchaser Class A Common Stock is at least $17.00 per share (the “Third Tranche Price Milestone”, each of the First Tranche Price Milestone, the Second Tranche Price Milestone and the Third Tranche Price Milestone, a “Price Milestone”) (as equitably adjusted for stock splits, stock capitalizations, stock consolidations, subdivisions, stock dividends, reorganizations, recapitalizations and the like after the Closing) for at least twenty (20) out of thirty (30) Trading Days during the period (the “Third Tranche Price Measurement Period”, each of the First Tranche Price Measurement Period, the Second Tranche Price Measurement Period and the Third Tranche Price Measurement Period, a “Price Measurement Period”) from the 2025 Filing Date through and including the thirtieth (30th) Trading Day after the date on which Purchaser files its annual report on Form 10-K for the calendar year ending December 31, 2026 with the SEC (the date of such filing, the “2026 Filing Date”, and each of the 2024 Filing Date, the 2025 Filing Date and the 2026 Filing Date, a “Filing Date”), then the Company Stockholders shall be entitled to receive 100% of the Third Tranche (in accordance with their Pro Rata Share); or

(C) without duplication of clauses (A) and (B) above, in the event that fifty (50) or more Qualified Franchise Locations are opened prior to the end of the calendar year ending December 31, 2026 (the “Third Tranche Franchise Milestone”, and each of the First Tranche Franchise Milestone, the Second Tranche Franchise Milestone and the Third Tranche Franchise Milestone, a “Franchise Milestone” and each Price Milestone, Revenue Milestone and Franchise Milestone, a “Milestone”), then the Company Stockholders shall be entitled to receive 100% of the Third Tranche (in accordance with their Pro Rata Share).

(d) Determination of Whether Milestones are Met.

(i) The CFO shall monitor the VWAP of the shares of Purchaser Class A Common Stock on each Trading Day during the Price Measurement Period, and as promptly as practicable (but in any event within ten (10) Business Days) after the end of (A) each calendar month during the Price Measurement Period and (B) each Price Measurement Period, the CFO will prepare and send to each Representative Party, a written statement (each, a “Price Statement”) that sets forth (i) the VWAP of the shares of Purchaser Class A Common Stock on each Trading Day during such calendar month or Price Measurement Period then ended and (ii) whether a Price Milestone has been achieved during such period. Each Reviewing Party will have twenty (20) days after its receipt of a Price Statement to review it, and each Representative Party and its Representatives on its behalf may make inquiries to the CFO and related personnel and advisors of Purchaser and its Subsidiaries regarding questions concerning or disagreements with the Price Statement arising in the course of their review thereof, and Purchaser and its Subsidiaries shall provide reasonable cooperation in connection therewith. If either Representative Party has any objections to a Price Statement, then it shall deliver to the CFO and the other Representative Party, a statement setting forth its objections thereto (in reasonable detail). If such written statement is not delivered by a Representative Party within twenty (20) days following the date of delivery of such Price Statement, then such Representative Party will have waived its right to contest such Price Statement and the calculation of the VWAP of the shares of Purchaser Class A Common Stock on each Trading Day during the applicable portion of the Price Measurement Period (and whether a Price Milestone has been achieved) as set forth therein. If such written statement is delivered by a Representative Party within such twenty (20) day period, then the Reviewing Parties shall negotiate in good faith to resolve any such objections for a period of ten (10) Business Day thereafter. If the Reviewing Parties do not reach a final resolution within such ten (10) Business Day period, then upon the written request of either Representative Party the Reviewing Parties will refer the dispute to the Independent Expert for final resolution of the dispute in accordance with Section 1.13(d)(iii) below.

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(ii) As soon as practicable (but in any event within ten (10) Business Days) after each Filing Date, the CFO will prepare and deliver to the Reviewing Parties, a written statement (each, a “Revenue and Franchise Statement” and any of a Price Statement or a Revenue and Franchise Statement, a “Milestone Statement”) that sets forth the CFO’s determination in accordance with the terms of this Section 1.13 of the Gross Revenue for the Milestone Year then ended, the number of Qualified Franchise locations opened and whether the applicable Revenue Milestone and/or Franchise Milestone have been satisfied for such Milestone Year. Each Representative Party will have twenty (20) days after its receipt of a Revenue and Franchise Statement to review it, and each Representative Party and its Representatives on its behalf may make inquiries to the CFO and related personnel and advisors of Purchaser and its Subsidiaries regarding questions concerning or disagreements with the Revenue and Franchise Statement arising in the course of their review thereof, and Purchaser and its Subsidiaries shall provide reasonable cooperation in connection therewith. If either Representative Party has any objections to a Revenue and Franchise Statement, such Representative Party shall deliver to the CFO and the other Representative Party, a statement setting forth its objections thereto (in reasonable detail). If such written statement is not delivered by a Representative Party within twenty (20) days following the date of delivery of such Revenue and Franchise Statement, then such Representative Party will have waived its right to contest such Revenue and Franchise Statement and the determination of the Gross Revenue for such Milestone Year (and whether the Revenue Milestone has been satisfied for such Milestone Year) as set forth therein. If such written statement is delivered by a Representative Party within such twenty (20) day period, then the Reviewing Parties shall negotiate in good faith to resolve any such objections for a period of ten (10) Business Day thereafter. If the Reviewing Parties do not reach a final resolution within such ten (10) Business Day period, then, upon the written request of either Representative Party, the Reviewing Parties will refer the dispute to the Independent Expert for final resolution of the dispute in accordance with Section 1.13(d)(iii) below.

(iii) If a dispute with respect a Milestone Statement is submitted in accordance with this Section 1.13(d) to the Independent Expert for final resolution, the Parties will follow the procedures set forth in this Section 1.13(d)(iii). Each Reviewing Party agrees to execute, if requested by the Independent Expert, a reasonable engagement letter with respect to the determination to be made by the Independent Expert. All fees and expenses of the Independent Expert, and all other out-of-pocket costs and expenses incurred by a Reviewing Party in connection with resolving any dispute hereunder before the Independent Expert, will be borne by Purchaser. The Independent Expert will determine only those issues still in dispute as of the Independent Expert Notice Date and the Independent Expert’s determination will be based solely upon and consistent with the terms and conditions of this Agreement. Each Reviewing Party will use their commercially reasonable efforts to make their respective presentations as promptly as practicable following submission to the Independent Expert of the disputed items, and each such Reviewing Party will be entitled, as part of its presentation, to respond to the presentation of the other Reviewing Party and any questions and requests of the Independent Expert. In deciding any matter, the Independent Expert will be bound by the provisions of this Agreement, including this Section 1.13(d)(iii). It is the intent of the parties hereto that the activities of the Independent Expert in connection herewith are not (and should not be considered to be or treated as) an arbitration proceeding or similar arbitral process and that no formal arbitration rules should be followed (including rules with respect to procedures and discovery). Each Reviewing Party will request that the Independent Expert’s determination be made within thirty (30) days after its engagement, or as soon thereafter as possible, will be set forth in a written statement delivered to the Reviewing Parties and will be final, conclusive, non-appealable and binding for all purposes hereunder (other than for fraud or manifest error).

(e) Issuance of Earnout Shares. If there is a final determination in accordance with Section 1.13(d) that the Company Stockholders are entitled to receive Earnout Shares upon the Company achieving a Revenue Milestone, a Price Milestone or both, 50% or 100% of the Earnout Shares, as applicable, will be due upon such final determination and Purchaser will deliver such shares to the Company Stockholders within ten (10) Business Days thereafter.

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(f) Changes in Business. Subject to the requirements of this Section 1.13, each of Purchaser and its Subsidiaries, including the Company, will be permitted, following the Closing, to make changes at its sole discretion to its operations, organization, personnel, accounting practices and other aspects of its business, including actions that may have an impact on the Gross Revenues, the share price of the shares of Purchaser Class A Common Stock, the opening of franchise locations or otherwise the ability of the Company Stockholders to earn the Earnout Shares in accordance with this Section 1.13, and the Company Stockholders will not have any right to claim the loss of all or any portion of any Earnout Shares or other damages as a result of such decisions. Notwithstanding the foregoing, Purchaser shall not, and shall cause its Subsidiaries, including the Company, to not, take or omit to take any action that is in bad faith and has the primary purpose of avoiding, reducing or preventing the achievement or attainment of the Milestones.

1.14 Taking of Necessary Action; Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company and Merger Sub, the officers and directors of the Company and Merger Sub are fully authorized in the name of their respective corporations or otherwise to take, and will take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

1.15 Appraisal and Dissenter’s Rights. No Company Stockholder who has validly exercised its appraisal rights pursuant to Section 92A.380 of the NRS (a “Dissenting Stockholder”) with respect to its Company Common Stock (such shares, “Dissenting Shares”) shall be entitled to receive any portion of the Stockholder Merger Consideration with respect to the Dissenting Shares owned by such Dissenting Stockholder unless and until such Dissenting Stockholder shall have effectively withdrawn or lost its appraisal rights under the NRS. Each Dissenting Stockholder shall be entitled to receive only the payment resulting from the procedure set forth in Section 92A.380 of the NRS with respect to the Dissenting Shares owned by such Dissenting Stockholder. The Company shall give the Purchaser and the Purchaser Representative (i) prompt notice of any written demands for appraisal, attempted withdrawals of such demands, and any other instruments served pursuant to applicable Laws that are received by the Company relating to any Dissenting Stockholder’s rights of appraisal and (ii) the opportunity to direct all negotiations and proceedings with respect to demand for appraisal under the NRS. The Company shall not, except with the prior written consent of the Purchaser and the Purchaser Representative, voluntarily make any payment with respect to any demands for appraisal, offer to settle or settle any such demands or approve any withdrawal of any such demands. Notwithstanding anything to the contrary contained in this Agreement, for all purposes of this Agreement, the Stockholder Merger Consideration shall be reduced by the Pro Rata Share of any Dissenting Stockholders attributable to any Dissenting Shares and the Dissenting Stockholders shall have no rights to any portion of the Stockholder Merger Consideration with respect to any Dissenting Shares.

Article II
CLOSING

2.1 Closing. Subject to the satisfaction or waiver of the conditions set forth in Article VI, the consummation of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Ellenoff Grossman & Schole, LLP (“EGS”), counsel to the Purchaser, 1345 Avenue of the Americas, New York, NY 10105, on a date and at a time to be agreed upon by Purchaser and the Company, which date shall be no later than the second (2nd) Business Day after all the Closing conditions to this Agreement have been satisfied or waived, or at such other date, time or place (including remotely) as the Purchaser and the Company may agree (the date and time at which the Closing is actually held being the “Closing Date”).

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Article III
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

Except as set forth in (i) the disclosure schedules delivered by the Purchaser to the Company on the date of this Agreement1 (the “Purchaser Disclosure Schedules”), the Section numbers of which are numbered to correspond to the Section numbers of this Agreement to which they refer, or (ii) the SEC Reports that are available on the SEC’s website through EDGAR, the Purchaser represents and warrants to the Company, as of the date hereof and as of the Closing, as follows:

3.1 Organization and Standing. The Purchaser is a company duly incorporated, validly existing and in good standing under the Laws of Delaware. Merger Sub is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Nevada. Each of the Purchaser and Merger Sub has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. The Purchaser is duly qualified or licensed and in good standing to do business in each jurisdiction in which the character of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified or licensed or in good standing can be cured without material cost or expense. The Purchaser has heretofore made available to the Company accurate and complete copies of its Organizational Documents, as currently in effect. The Purchaser is not in violation of any provision of its Organizational Documents in any material respect.

3.2 Authorization; Binding Agreement. Each of the Purchaser and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Document to which it is a party, to perform their respective obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby, subject to obtaining the Required Purchaser Stockholder Approval. The execution and delivery of this Agreement and each Ancillary Document to which it is a party and the consummation of the transactions contemplated hereby and thereby (a) have been duly and validly authorized by the board of directors of the Purchaser and Merger Sub and by the Purchaser as the sole stockholder of Merger Sub, and (b) other than the Required Purchaser Stockholder Approval, no other corporate proceedings, other than as set forth elsewhere in this Agreement, on the part of the Purchaser are necessary to authorize the execution and delivery of this Agreement and each Ancillary Document to which it is a party or to consummate the transactions contemplated hereby and thereby. This Agreement has been, and each Ancillary Document to which the Purchaser or Merger Sub is a party shall be when delivered, duly and validly executed and delivered by the Purchaser and Merger Sub and, assuming the due authorization, execution and delivery of this Agreement and such Ancillary Documents by the other parties hereto and thereto, constitutes, or when delivered shall constitute, the valid and binding obligation of the Purchaser and Merger Sub, enforceable against the Purchaser and Merger Sub in accordance with its terms, except to the extent that enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization and moratorium laws and other laws of general application affecting the enforcement of creditors’ rights generally or by any applicable statute of limitation or by any valid defense of set-off or counterclaim, and the fact that equitable remedies or relief (including the remedy of specific performance) are subject to the discretion of the court from which such relief may be sought (collectively, the “Enforceability Exceptions”).

3.3 Governmental Approvals. Except as otherwise described in Schedule 3.3, no Consent of or with any Governmental Authority, on the part of the Purchaser or Merger Sub is required to be obtained or made in connection with the execution, delivery or performance by the Purchaser and Merger Sub of this Agreement and each Ancillary Document to which the Purchaser or Merger Sub is a party or the consummation by the Purchaser and Merger Sub of the transactions contemplated hereby and thereby, other than (a) pursuant to Antitrust Laws, (b) such filings as contemplated by this Agreement, (c) any filings required with Nasdaq or the SEC with respect to the transactions contemplated by this Agreement, (d) applicable requirements, if any, of the Securities Act, the Exchange Act, and/ or any state “blue sky” securities Laws, and the rules and regulations thereunder, and (e) where the failure to obtain or make such Consents or to make such filings or notifications, would not reasonably be expected to have a Material Adverse Effect on the Purchaser.

1 Note to Draft: Consider refreshing schedules to the date of this A&R BCA.

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3.4 Non-Contravention. Except as otherwise described in Schedule 3.4, the execution and delivery by the Purchaser and Merger Sub of this Agreement and each Ancillary Document to which it is a party, the consummation by the Purchaser and Merger Sub of the transactions contemplated hereby and thereby, and compliance by the Purchaser and Merger Sub with any of the provisions hereof and thereof, will not (a) conflict with or violate any provision of the Purchaser’s or Merger Sub’s respective Organizational Documents, (b) subject to obtaining the Consents from Governmental Authorities referred to in Section 3.3 hereof, and the waiting periods referred to therein having expired, and any condition precedent to such Consent or waiver having been satisfied, conflict with or violate any Law, Order or Consent applicable to the Purchaser, Merger Sub or any of their respective properties or assets, or (c) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by the Purchaser under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Lien upon any of the properties or assets of the Purchaser under, (viii) give rise to any obligation to obtain any third party Consent or provide any notice to any Person or (ix) give any Person the right to declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of, any Purchaser Material Contract, except for any deviations from any of the foregoing clauses (a), (b) or (c) that would not reasonably be expected to have a Material Adverse Effect on the Purchaser.

3.5 Capitalization.

(a) Purchaser is authorized to issue 111,000,000 shares of capital stock consisting of (i) 110,000,000 shares of Purchaser Common Stock including (A) 100,000,000 shares of Purchaser Class A Common Stock and (B) 10,000,000 shares of Purchaser Class B Common Stock, and (ii) 1,000,000 shares of Purchaser Preferred Stock. The issued and outstanding Purchaser Securities as of the date of this Agreement are set forth on Schedule 3.5(a). As of the date of this Agreement, there are no issued or outstanding shares of Purchaser Preferred Stock. All outstanding Shares of Purchaser Common Stock are duly authorized, validly issued, fully paid and non-assessable and are not subject to or issued in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, Purchaser’s Organizational Documents or any Contract to which Purchaser is a party. None of the outstanding Purchaser Securities have been issued in violation of any applicable securities Laws.

(b) Prior to giving effect to the Merger, Merger Sub is authorized to issue 1,000 shares of Merger Sub Common Stock, of which 1,000 shares are issued and outstanding, and all of which are owned by the Purchaser. Prior to giving effect to the transactions contemplated by this Agreement, other than Merger Sub, Purchaser does not have any Subsidiaries or own any equity interests in any other Person.

(c) Except as set forth in Schedule 3.5(a) or Schedule 3.5(c) there are no (i) outstanding options, warrants, puts, calls, convertible securities, preemptive or similar rights, (ii) bonds, debentures, notes or other Indebtedness having general voting rights or that are convertible or exchangeable into securities having such rights or (iii) subscriptions or other rights, agreements, arrangements, Contracts or commitments of any character (other than this Agreement and the Ancillary Documents), (A) relating to the issued or unissued shares of Purchaser or (B) obligating Purchaser to issue, transfer, deliver or sell or cause to be issued, transferred, delivered, sold or repurchased any options or shares or securities convertible into or exchangeable for such shares, or (C) obligating Purchaser to grant, extend or enter into any such option, warrant, call, subscription or other right, agreement, arrangement or commitment for such capital shares. Other than the Redemption or as expressly set forth in this Agreement, there are no outstanding obligations of Purchaser to repurchase, redeem or otherwise acquire any shares of Purchaser or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in any Person. Except as set forth in Schedule 3.5(c), there are no stockholders agreements, voting trusts or other agreements or understandings to which Purchaser is a party with respect to the voting of any shares of Purchaser.

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(d) All Indebtedness of Purchaser as of the date of this Agreement is disclosed on Schedule 3.5(d). No Indebtedness of Purchaser contains any restriction upon (i) the prepayment of any of such Indebtedness, (ii) the incurrence of Indebtedness by Purchaser or (iii) the ability of Purchaser to grant any Lien on its properties or assets.

(e) Since the date of formation of Purchaser, and except as contemplated by this Agreement, Purchaser has not declared or paid any distribution or dividend in respect of its shares and has not repurchased, redeemed or otherwise acquired any of its shares, and Purchaser’s board of directors has not authorized any of the foregoing.

3.6 SEC Filings and Purchaser Financials.

(a) The Purchaser, since the IPO, has filed all forms, reports, schedules, statements, registration statements, prospectuses and other documents required to be filed or furnished by the Purchaser with the SEC under the Securities Act and/or the Exchange Act, together with any amendments, restatements or supplements thereto, and will file all such forms, reports, schedules, statements and other documents required to be filed subsequent to the date of this Agreement. Except to the extent available on the SEC’s web site through EDGAR, the Purchaser has delivered to the Company copies in the form filed with the SEC of all of the following: (i) the Purchaser’s annual reports on Form 10-K for each fiscal year of the Purchaser beginning with the first year the Purchaser was required to file such a form, (ii) the Purchaser’s quarterly reports on Form 10-Q for each fiscal quarter that the Purchaser filed such reports to disclose its quarterly financial results in each of the fiscal years of the Purchaser referred to in clause (i) above, (iii) all other forms, reports, registration statements, prospectuses and other documents (other than preliminary materials) filed by the Purchaser with the SEC since the beginning of the first fiscal year referred to in clause (i) above (the forms, reports, registration statements, prospectuses and other documents referred to in clauses (i), (ii) and (iii) above, whether or not available through EDGAR, are, collectively, the “SEC Reports”) and (iv) all certifications and statements required by (A) Rules 13a-14 or 15d-14 under the Exchange Act, and (B) 18 U.S.C. §1350 (Section 906 of SOX) with respect to any report referred to in clause (i) above (collectively, the “Public Certifications”). Except for any changes (including any required revisions to or restatements of the Purchaser Financials (defined below) or the SEC Reports) to the Purchaser’s accounting or classification of Purchaser’s outstanding redeemable shares as temporary, as opposed to permanent, equity that may be required as a result of related statements by the SEC staff or recommendations or requirements of the Purchaser’s auditors (the, “SEC SPAC Accounting Changes”), the SEC Reports (x) were prepared in all material respects in accordance with the requirements of the Securities Act and the Exchange Act, as the case may be, and the rules and regulations thereunder and (y) did not, as of their respective effective dates (in the case of SEC Reports that are registration statements filed pursuant to the requirements of the Securities Act) and at the time they were filed with the SEC (in the case of all other SEC Reports) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. The Public Certifications are each true as of their respective dates of filing. As used in this Section 3.6, the term “file” shall be broadly construed to include any manner permitted by SEC rules and regulations in which a document or information is furnished, supplied or otherwise made available to the SEC. As of the date of this Agreement, (A) the Purchaser Public Units, the shares of Purchaser Common Stock and the Purchaser Rights are listed on Nasdaq, (B) the Purchaser has not received any written deficiency notice from Nasdaq relating to the continued listing requirements of such Purchaser Securities, (C) there are no Actions pending or, to the Knowledge of the Purchaser, threatened against the Purchaser by the Financial Industry Regulatory Authority with respect to any intention by such entity to suspend, prohibit or terminate the quoting of such Purchaser Securities on Nasdaq and (D) such Purchaser Securities are in compliance with all of the applicable corporate governance rules of Nasdaq.

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(b) Except for the SEC SPAC Accounting Changes, the financial statements and notes of the Purchaser contained or incorporated by reference in the SEC Reports (the “Purchaser Financials”), fairly present in all material respects the financial position and the results of operations, changes in shareholders’ equity, and cash flows of the Purchaser at the respective dates of and for the periods referred to in such financial statements, all in accordance with (i) GAAP methodologies applied on a consistent basis throughout the periods involved and (ii) Regulation S-X or Regulation S-K, as applicable (except as may be indicated in the notes thereto and for the omission of notes and audit adjustments in the case of unaudited quarterly financial statements to the extent permitted by Regulation S-X or Regulation S-K, as applicable).

(c) Except for the SEC SPAC Accounting Changes or as and to the extent reflected or reserved against in the Purchaser Financials, the Purchaser has not incurred any Liabilities or obligations of the type required to be reflected on a balance sheet in accordance with GAAP that are not adequately reflected or reserved on or provided for in the Purchaser Financials, other than Liabilities of the type required to be reflected on a balance sheet in accordance with GAAP that have been incurred since the Purchaser’s formation in the ordinary course of business.

3.7 Absence of Certain Changes. As of the date of this Agreement, except as set forth in Schedule 3.7, the Purchaser has, (a) since its formation, conducted no business other than its formation, the public offering of its securities (and the related private offerings), public reporting and its search for an initial Business Combination as described in the IPO Prospectus (including the investigation of the Company and the negotiation and execution of this Agreement) and related activities and (b) since January 1, 2022, not been subject to a Material Adverse Effect on the Purchaser.

3.8 Compliance with Laws. The Purchaser is, and has since its formation been, in compliance with all material Laws applicable to it and the conduct of its business, and the Purchaser has not received written notice alleging any violation of applicable Law in any material respect by the Purchaser.

3.9 Actions; Orders; Permits. There is no pending or, to the Knowledge of the Purchaser, threatened Action to which the Purchaser is subject which would reasonably be expected to have a Material Adverse Effect on the Purchaser. There is no material Action that the Purchaser has pending against any other Person. The Purchaser is not subject to any material Orders of any Governmental Authority, nor are any such Orders pending. The Purchaser holds all material Permits necessary to lawfully conduct its business as presently conducted, and to own, lease and operate its assets and properties, all of which are in full force and effect, except where the failure to hold such Consent or for such Consent to be in full force and effect would not reasonably be expected to have a Material Adverse Effect on the Purchaser.

3.10 Taxes and Returns.

(a) Each of the Purchaser and the Merger Sub has or will have timely filed, or caused to be timely filed, all federal and other material Tax Returns required to be filed by it (taking into account all available extensions), which such Tax Returns are accurate and complete in all material respects, and has paid, collected or withheld, or caused to be paid, collected or withheld, all federal and other material Taxes required to be paid, collected or withheld, other than such Taxes for which adequate reserves in the Purchaser Financials have been established. Schedule 3.10(a) sets forth each jurisdiction where the Purchaser or the Merger Sub files or is required to file a Tax Return.

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(b) There is no Action currently pending or, to the Knowledge of the Purchaser, threatened against the Purchaser or the Merger Sub by a Governmental Authority in a jurisdiction where the Purchaser or the Merger Sub does not file Tax Returns that it is or may be subject to taxation by that jurisdiction.

(c) Neither the Purchaser nor the Merger Sub is being audited by any Tax authority or has been notified in writing or, to the Knowledge of the Purchaser, orally by any Tax authority that any such audit is contemplated or pending. To the Knowledge of the Purchaser, there are no claims, assessments, audits, examinations, investigations or other Actions pending against the Purchaser or the Merger Sub in respect of any Tax, and neither the Purchaser nor the Merger Sub has been notified in writing of any proposed Tax claims or assessments against it (other than, in each case, claims or assessments for which adequate reserves in the Purchaser Financials have been established).

(d) There are no Liens with respect to any Taxes upon the assets of the Purchaser or the Merger Sub, other than Permitted Liens.

(e) Each of the Purchaser and the Merger Sub has collected or withheld all material Taxes currently required to be collected or withheld by it, and all such material Taxes have been paid to the appropriate Governmental Authorities or set aside in appropriate accounts for future payment when due.

(f) Neither the Purchaser nor the Merger Sub has any outstanding waivers or extensions of any applicable statute of limitations to assess any amount of Taxes. There are no outstanding requests by the Purchaser or the Merger Sub for any extension of time within which to file any Tax Return or within which to pay any Taxes shown to be due on any Tax Return.

(g) Neither the Purchaser nor the Merger Sub will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any of the following that occurred or exists on or prior to the Closing Date: (A) a “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law) or (B) a change in the accounting method of the Purchaser or the Merger Sub pursuant to Section 481 of the Code or any similar provision of the Code or the corresponding Tax Laws of any nation, state or locality.

(h) Neither the Purchaser nor the Merger Sub has participated in, or sold, distributed or otherwise promoted, any “reportable transaction,” as defined in U.S. Treasury Regulation section 1.6011-4.

(i) Neither the Purchaser nor the Merger Sub is a party to or bound by any Tax indemnity agreement, Tax sharing agreement or Tax allocation agreement (excluding commercial agreements entered into in the ordinary course of business the primary purpose of which is not the sharing of Taxes) with respect to Taxes (including advance pricing agreement or closing agreement with any Governmental Authority) that will be binding on the Purchaser or the Merger Sub with respect to any period ending after the Closing Date.

(j) Neither the Purchaser nor the Merger Sub has requested, or is it the subject of or bound by any private letter ruling from any Governmental Authority with respect to any Taxes, nor is any such request outstanding.

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(k) Neither the Purchaser nor the Merger Sub: (i) has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of securities (to any Person or entity that is not a member of the consolidated group of which the Company is the common parent corporation) qualifying for, or intended to qualify for, Tax-free treatment under Section 355 of the Code (A) within the two-year period ending on the date hereof or (B) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the transactions contemplated by this Agreement; or (ii) is or has been a member of any consolidated, combined, unitary or affiliated group of corporations for any Tax purposes (other than a group of which the Company is or was the common parent corporation) for any taxable period for which the statute of limitations has not expired.

(l) The Purchaser is not aware of any fact or circumstance that would reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(m) Since the date of its formation, neither the Purchaser nor the Merger Sub has (i) changed any Tax accounting methods, policies or procedures except as required by a change in Law, (ii) made, revoked, or amended any material Tax election, (iii) filed any amended Tax Returns or claim for refund or (iv) entered into any closing agreement affecting or otherwise settled or compromised any material Tax Liability or refund.

3.11 Employees and Employee Benefit Plans. The Purchaser does not (a) have any paid employees or (b) maintain, sponsor, contribute to or otherwise have any Liability under, any Benefit Plans.

3.12 Properties. The Purchaser does not own, license or otherwise have any right, title or interest in any material Intellectual Property. The Purchaser does not own or lease any material real property or material Personal Property.

3.13 Material Contracts.

(a) Except as set forth on Schedule 3.13(a), other than this Agreement and the Ancillary Documents, there are no Contracts to which the Purchaser is a party or by which any of its properties or assets may be bound, subject or affected, which (i) creates or imposes a Liability greater than $100,000, (ii) may not be cancelled by the Purchaser on less than sixty (60) days’ prior notice without payment of a material penalty or termination fee or (iii) prohibits, prevents, restricts or impairs in any material respect any business practice of the Purchaser as its business is currently conducted, any acquisition of material property by the Purchaser, or restricts in any material respect the ability of the Purchaser to engage in business as currently conducted by it or compete with any other Person (each, a “Purchaser Material Contract”). All Purchaser Material Contracts have been made available to the Company other than those that are exhibits to the SEC Reports.

(b) With respect to each Purchaser Material Contract: (i) the Purchaser Material Contract was entered into at arms’ length and in the ordinary course of business; (ii) the Purchaser Material Contract is legal, valid, binding and enforceable in all material respects against the Purchaser and, to the Knowledge of the Purchaser, the other parties thereto, and is in full force and effect (except, in each case, as such enforcement may be limited by the Enforceability Exceptions); (iii) the Purchaser is not in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute such a breach or default in any material respect by the Purchaser, or permit termination or acceleration by the other party, under such Purchaser Material Contract; and (iv) to the Knowledge of the Purchaser, no other party to any Purchaser Material Contract is in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute such a breach or default by such other party, or permit termination or acceleration by the Purchaser under any Purchaser Material Contract.

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3.14 Transactions with Affiliates. Schedule 3.14 sets forth a true, correct and complete list of the Contracts and arrangements that are in existence as of the date of this Agreement under which there are any existing or future Liabilities or obligations between the Purchaser and any (a) present or former director, officer or employee or Affiliate of the Purchaser, or any immediate family member of any of the foregoing, or (b) record or beneficial owner of more than five percent (5%) of the Purchaser’s outstanding capital stock as of the date hereof.

3.15 Merger Sub Activities. Since its formation, Merger Sub has not engaged in any business activities other than as contemplated by this Agreement, does not own directly or indirectly any ownership, equity, profits or voting interest in any Person and has no assets or Liabilities except those incurred in connection with this Agreement, the Transactions and the Ancillary Documents to which it is a party, other than this Agreement and the Ancillary Documents to which it is a party, Merger Sub is not party to or bound by any Contract.

3.16 Investment Company Act. As of the date of this Agreement, the Purchaser is not an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company”, or required to register as an “investment company”, in each case within the meaning of the Investment Company Act of 1940, as amended.

3.17 Finders and Brokers. Except as set forth on Schedule 3.17, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from the Purchaser, the Company or any of their respective Affiliates in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of the Purchaser.

3.18 Ownership of Stockholder Merger Consideration. All shares of Purchaser Common Stock to be issued and delivered to the Company Stockholders as Stockholder Merger Consideration in accordance with Article I shall be, upon issuance and delivery of such Purchaser Common Stock, fully paid and non-assessable, free and clear of all Liens, other than restrictions arising from applicable securities Laws, any applicable Lock-Up Agreement, and any Liens incurred by any Company Stockholder, and the issuance and sale of such Purchaser Common Stock pursuant hereto will not be subject to or give rise to any preemptive rights or rights of first refusal.

3.19 Certain Business Practices.

(a) Neither the Purchaser, nor any of its Representatives acting on its behalf, has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees, to foreign or domestic political parties or campaigns or violated any provision of the U.S. Foreign Corrupt Practices Act of 1977 or any other local or foreign anti-corruption or bribery Law, (iii) made any other unlawful payment or (iv) since the formation of the Purchaser, directly or indirectly, given or agreed to give any unlawful gift or similar benefit in any material amount to any customer, supplier, governmental employee or other Person who is or may be in a position to help or hinder the Purchaser or assist it in connection with any actual or proposed transaction.

(b) The operations of the Purchaser are and have been conducted at all times in material compliance with money laundering statutes in all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority, and no Action involving the Purchaser with respect to any of the foregoing is pending or, to the Knowledge of the Purchaser, threatened.

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(c) None of the Purchaser or any of its directors or officers, or, to the Knowledge of the Purchaser, any other Representative acting on behalf of the Purchaser is currently identified on the specially designated nationals or other blocked person list or otherwise currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”), and the Purchaser has not, in the last five (5) fiscal years, directly or indirectly, used any funds, or loaned, contributed or otherwise made available such funds to any Subsidiary, joint venture partner or other Person, in connection with any sales or operations in any other country sanctioned by OFAC or for the purpose of financing the activities of any Person currently subject to, or otherwise in violation of, any U.S. sanctions administered by OFAC.

3.20 Insurance. Schedule 3.20 lists all insurance policies (by policy number, insurer, coverage period, coverage amount, annual premium and type of policy) held by the Purchaser relating to the Purchaser or its business, properties, assets, directors, officers and employees, copies of which have been provided to the Company. All premiums due and payable under all such insurance policies have been timely paid and the Purchaser is otherwise in material compliance with the terms of such insurance policies. All such insurance policies are in full force and effect, and to the Knowledge of the Purchaser, there is no threatened termination of, or material premium increase with respect to, any of such insurance policies. There have been no insurance claims made by the Purchaser. The Purchaser has each reported to its insurers all material claims and pending circumstances that would reasonably be expected to result in a claim.

3.21 Independent Investigation. The Purchaser has conducted its own independent investigation, review and analysis of the business, results of operations, prospects, condition (financial or otherwise) or assets of the Company, and acknowledges that it has been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of the Company for such purpose. The Purchaser acknowledges and agrees that: (a) in making its decision to enter into this Agreement and to consummate the transactions contemplated hereby, it has relied solely upon its own investigation and the express representations and warranties of the Company set forth in this Agreement (including the related portions of the Company Disclosure Schedules) and in any certificate delivered to the Purchaser pursuant hereto, and the information provided by or on behalf of the Company for the Proxy Statement; and (b) none of the Company nor its respective Representatives have made any representation or warranty as to the Company, or this Agreement, except as expressly set forth in this Agreement (including the related portions of the Company Disclosure Schedules) or in any certificate delivered to the Purchaser pursuant hereto, or with respect to the information provided by or on behalf of the Company for the Proxy Statement.

3.22 Information Supplied. None of the information supplied or to be supplied by the Purchaser expressly for inclusion or incorporation by reference: (a) in any report, form, registration or other filing made with any Governmental Authority (including the SEC) with respect to the transactions contemplated by this Agreement or any Ancillary Documents; (b) in the Proxy Statement; or (c) in the mailings or other distributions to the Company’s stockholders and/or prospective investors with respect to the consummation of the transactions contemplated by this Agreement or in any amendment to any of documents identified in (a) through (c), will, when filed, made available, mailed or distributed, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. None of the information supplied or to be supplied by the Purchaser expressly for inclusion or incorporation by reference in any of the Signing Press Release, the Signing Filing, the Closing Press Release and the Closing Filing will, when filed or distributed, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, the Purchaser makes no representation, warranty or covenant with respect to any information supplied by or on behalf of the Company or its Affiliates.

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3.23 No Other Representations. Except for the representations and warranties expressly made by the Purchaser in this Article III (as modified by the Purchaser Disclosure Schedules) or as expressly set forth in an Ancillary Document, neither the Purchaser nor any other Person on its behalf makes any express or implied representation or warranty with respect to any of the Purchaser or the Merger Sub or their respective business, operations, assets or Liabilities, or the transactions contemplated by this Agreement or any of the other Ancillary Documents, and the Purchaser and Merger Sub each hereby expressly disclaims any other representations or warranties, whether implied or made by the Purchaser, Merger Sub or any of their respective Representatives. Except for the representations and warranties expressly made by the Purchaser and Merger Sub in this Article III (as modified by the Purchaser Disclosure Schedules) or in an Ancillary Document, the Purchaser hereby expressly disclaims all liability and responsibility for any representation, warranty, projection, forecast, statement or information made, communicated or furnished (orally or in writing) to the Company or any of its Representatives (including any opinion, information, projection or advice that may have been or may be provided to the Company or any of its Representatives by any Representative of the Purchaser or Merger Sub), including any representations or warranties regarding the probable success or profitability of the businesses of the Purchaser or Merger Sub.

Article IV
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the disclosure schedules delivered by the Company to the Purchaser on the date of this Agreement2 (the “Company Disclosure Schedules”), the Section numbers of which are numbered to correspond to the Section numbers of this Agreement to which they refer, the Company hereby represents and warrants to the Purchaser, as of the date hereof and as of the Closing, as follows:

4.1 Organization and Standing. The Company is a corporation duly incorporated, validly existing and in good standing under the NRS and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. The Company is duly qualified or licensed and in good standing in the jurisdiction in which it is incorporated or registered and in each other jurisdiction where it does business or operates to the extent that the character of the property owned, or leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary. Schedule 4.1 lists all jurisdictions in which the Company is qualified to conduct business and all names other than its legal name under which the Company does business. The Company has provided to the Purchaser accurate and complete copies of its Organizational Documents, each as amended to date and as currently in effect. The Company is not in violation of any provision of its Organizational Documents in any material respect.

4.2 Authorization; Binding Agreement. The Company has all requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Document to which it is or is required to be a party, to perform the Company’s obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby, subject to obtaining the Required Company Stockholder Approval. The execution and delivery of this Agreement and each Ancillary Document to which the Company is or is required to be a party and the consummation of the transactions contemplated hereby and thereby, (a) have been duly and validly authorized by the Company’s board of directors in accordance with the Company’s Organizational Documents, the NRS, any other applicable Law or any Contract to which the Company is a party or by which it or its securities are bound and (b) other than the Required Company Stockholder Approval, no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery of this Agreement and each Ancillary Document to which it is a party or to consummate the transactions contemplated hereby and thereby. This Agreement has been, and each Ancillary Document to which the Company is or is required to be a party shall be when delivered, duly and validly executed and delivered by the Company and assuming the due authorization, execution and delivery of this Agreement and any such Ancillary Document by the other parties hereto and thereto, constitutes, or when delivered shall constitute, the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions. The Company’s board of directors, by resolutions duly adopted at a meeting duly called and held (i) determined that this Agreement and the Merger and the other transactions contemplated hereby are advisable, fair to, and in the best interests of, the Company and its stockholders, (ii) approved this Agreement and the Merger and the other transactions contemplated by this Agreement in accordance with the NRS, (iii) directed that this Agreement be submitted to the Company’s stockholders for adoption and (iv) resolved to recommend that the Company stockholders adopt this Agreement. The Voting Agreements delivered by the Company include holders of Company Common Stock representing at least the Required Company Stockholder Approval, and such Voting Agreements are in full force and effect.

2 Note to Draft: AFS to provide updated schedules.

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4.3 Capitalization.

(a) The Company is authorized to issue (i) 190,000,000 shares of Company Common Stock, 29,107,431 shares of which shares are issued and outstanding and (ii) 10,000,000 shares of Company Preferred Stock, none of which are issued and outstanding. Prior to giving effect to the transactions contemplated by this Agreement, all of the issued and outstanding share of Company Common Stock and other equity interests of the Company are set forth on Schedule 4.3(a), along with the beneficial and record owners thereof, all of which shares and other equity interests are owned free and clear of any Liens other than those imposed under the Company Charter. All of the outstanding shares and other equity interests of the Company have been duly authorized, are fully paid and non-assessable and not in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the NRS, any other applicable Law, the Company Charter or any Contract to which the Company is a party or by which it or its securities are bound. The Company holds no shares or other equity interests of the Company in its treasury. None of the outstanding shares or other equity interests of the Company were issued in violation of any applicable securities Laws.

(b) The Company has reserved a sufficient number of shares of Company Common Stock for issuance to officers, directors, employees and consultants of the Company upon exercise of the currently outstanding Company Options. Schedule 4.3(b) sets forth the beneficial and record owners of all outstanding Company Options (including the grant date, number and type of shares issuable thereunder, the exercise price, the expiration date and any vesting schedule). Other than as set forth on Schedule 4.3(b), there are no Company Convertible Securities, or preemptive rights or rights of first refusal or first offer, nor are there any Contracts, commitments, arrangements or restrictions to which the Company or, to the Knowledge of the Company, any of its stockholders is a party or bound relating to any equity securities of the Company, whether or not outstanding. There are no outstanding or authorized equity appreciation, phantom equity or similar rights with respect to the Company. Except as set forth on Schedule 4.3(b), there are no voting trusts, proxies, stockholder agreements or any other agreements or understandings with respect to the voting of the Company’s equity interests. Except as set forth in the Company Charter, there are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any equity interests or securities of the Company, nor has the Company granted any registration rights to any Person with respect to the Company’s equity securities. All of the Company’s securities have been granted, offered, sold and issued in compliance with all applicable securities Laws. As a result of the consummation of the transactions contemplated by this Agreement, no equity interests of the Company are issuable and no rights in connection with any interests, warrants, rights, options or other securities of the Company accelerate or otherwise become triggered (whether as to vesting, exercisability, convertibility or otherwise).

(c) Except as disclosed in the Company Financials, since January 1, 2021, the Company has not declared or paid any distribution or dividend in respect of its equity interests and has not repurchased, redeemed or otherwise acquired any equity interests of the Company, and the board of directors of the Company has not authorized any of the foregoing.

(d) Each grant of a Company Option was duly authorized by all necessary corporate action, and (i) the stock option agreement governing such grant was duly executed and delivered by each party thereto; (ii) each such grant was made in accordance with all applicable Laws; and (iii) each such grant was properly accounted for in accordance with GAAP in the financial statements (including the related notes) of the Company.

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4.4 No Subsidiaries. The Company has no Subsidiaries provided, that, notwithstanding anything to the contrary contained in this Agreement, in the event of the breach of the foregoing representation and warranty, without limiting any rights or remedies available under this Agreement or applicable Law, any reference in this Agreement to the Company will include its Subsidiaries to the extent reasonably applicable. The Company does not directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any other corporation, partnership, joint venture or business association or other entity.

4.5 Governmental Approvals. Except as otherwise described in Schedule 4.5, no Consent of or with any Governmental Authority on the part of the Company is required to be obtained or made in connection with the execution, delivery or performance by the Company of this Agreement or any Ancillary Documents or the consummation by the Company of the transactions contemplated hereby or thereby other than (a) such filings as are expressly contemplated by this Agreement, (b) pursuant to Antitrust Law, or (c) where the failure to obtain or make such Consents or to make such filings or notifications, would not, individually or in the aggregate, have or reasonably be expected to have a material and adverse effect upon the Company, taken as a whole, or its abilities to perform its obligations under this Agreement or the Ancillary Documents or consummate the transactions contemplated hereby or thereby.

4.6 Non-Contravention. Except as otherwise described in Schedule 4.6, the execution and delivery by the Company of this Agreement and each Ancillary Document to which the Company is or is required to be a party or otherwise bound, and the consummation by the Company of the transactions contemplated hereby and thereby and compliance by the Company with any of the provisions hereof and thereof, will not (a) conflict with or violate any provision of the Company’s Organizational Documents, (b) subject to obtaining the Consents from Governmental Authorities referred to in Section 4.5 hereof, the waiting periods referred to therein having expired, and any condition precedent to such Consent or waiver having been satisfied, conflict with or violate any Law, Order or Consent applicable to the Company or any of its properties or assets, or (c) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by the Company under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Lien upon any of the properties or assets of the Company under, (viii) give rise to any obligation to obtain any third party Consent or provide any notice to any Person or (ix) give any Person the right to declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of any Company Material Contract.

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4.7 Financial Statements.

(a) As used herein, the term “Company Financials” means the (i) audited financial statements of the Company (including, in each case, any related notes thereto), consisting of the balance sheets of the Company as of December 31, 2021 and December 31, 2020, and the related audited income statements, changes in stockholder equity and statements of cash flows for the fiscal years then ended, each audited by a PCAOB qualified auditor in accordance with GAAP (the “Audited Company Financials”), (ii) the unaudited financial statements, consisting of the condensed balance sheet of the Company as of December 31, 2022 (the “Balance Sheet Date”), and the related unaudited condensed income statement, changes in member equity and statement of cash flows for the fiscal year then ended and (iii) once available and delivered by the Company, the audited financial statements prepared pursuant to Section 5.4(b). True and correct copies of the Company Financials have been provided to the Purchaser. The Company Financials (i) accurately reflect the books and records of the Company as of the times and for the periods referred to therein, (ii) were prepared in accordance with GAAP, consistently applied throughout and among the periods involved (except that the unaudited statements exclude the footnote disclosures and other presentation items required for GAAP and exclude year-end adjustments which will not be material in amount), (iii) comply with all applicable accounting requirements under the Securities Act and the rules and regulations of the SEC thereunder, and (iv) fairly present in all material respects the financial position of the Company as of the respective dates thereof and the results of the operations and cash flows of the Company for the periods indicated. The Company has never been subject to the reporting requirements of Sections 13(a) and 15(d) of the Exchange Act.

(b) The Company maintains accurate books and records reflecting its assets and Liabilities and maintains proper and adequate internal accounting controls that provide reasonable assurance that (i) the Company does not maintain any off-the-book accounts and that the Company’s assets are used only in accordance with the Company’s management directives, (ii) transactions are executed with management’s authorization, (iii) transactions are recorded as necessary to permit preparation of the financial statements of the Company and to maintain accountability for the Company’s assets, (iv) access to the Company’s assets is permitted only in accordance with management’s authorization, (v) the reporting of the Company’s assets is compared with existing assets at regular intervals and verified for actual amounts, and (vi) accounts, notes and other receivables and inventory are recorded accurately, and proper and adequate procedures are implemented to effect the collection of accounts, notes and other receivables on a current and timely basis. All of the financial books and records of the Company are complete and accurate in all material respects and have been maintained in the ordinary course consistent with past practice and in accordance with applicable Laws. The Company has not been subject to or involved in any material fraud that involves management or other employees who have a significant role in the internal controls over financial reporting of the Company. In the past five (5) years, neither the Company nor its Representatives have received any written complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or its internal accounting controls, including any material written complaint, allegation, assertion or claim that the Company has engaged in questionable accounting or auditing practices.

(c) The Company does not have any Indebtedness other than the Indebtedness set forth on Schedule 4.7(c), which schedule sets for the amounts (including principal and any accrued but unpaid interest or other obligations) with respect to such Indebtedness. Except as disclosed on Schedule 4.7(c), no Indebtedness of the Company contains any restriction upon (i) the prepayment of any of such Indebtedness, (ii) the incurrence of Indebtedness by the Company, or (iii) the ability of the Company to grant any Lien on its properties or assets.

(d) Except as set forth on Schedule 4.7(d), the Company is not subject to any Liabilities or obligations (whether or not required to be reflected on a balance sheet prepared in accordance with GAAP), except for those that are either (i) adequately reflected or reserved on or provided for in the balance sheet of the Company as of the Balance Sheet Date contained in the Company Financials or (ii) not material and that were incurred after the Balance Sheet Date in the ordinary course of business consistent with past practice (other than Liabilities for breach of any Contract or violation of any Law).

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(e) All financial projections with respect to the Company that were prepared and delivered by the Company to the Purchaser or its Representatives were prepared in good faith using assumptions that the Company believes to be reasonable.

(f) All accounts, notes and other receivables, whether or not accrued, and whether or not billed, of the Company (the “Accounts Receivable”) arose from sales actually made or services actually performed in the ordinary course of business and represent valid obligations to the Company arising from its business. None of the Accounts Receivable are subject to any right of recourse, defense, deduction, return of goods, counterclaim, offset, or set off on the part of the obligor in excess of any amounts reserved therefore on the Company Financials. All of the Accounts Receivable are, to the Knowledge of the Company, fully collectible according to their terms in amounts not less than the aggregate amounts thereof carried on the books of the Company (net of reserves) within ninety (90) days.

4.8 Absence of Certain Changes. Except as set forth on Schedule 4.8, since December 31, 2022, the Company has (a) conducted its business only in the ordinary course of business consistent with past practice, (b) not been subject to a Material Adverse Effect and (c) has not taken any action or committed or agreed to take any action that would be prohibited by Section 5.2(b) (without giving effect to Schedule 5.2) if such action were taken on or after the date hereof without the consent of the Purchaser.

4.9 Compliance with Laws. The Company is not and has not been in material conflict or material non-compliance with, or in material default or violation of, nor has the Company received, since January 1, 2018, any written or, to the Knowledge of the Company, oral notice of any material conflict or non-compliance with, or material default or violation of, any applicable Laws by which it or any of its properties, assets, employees, business or operations are or were bound or affected.

4.10 Company Permits. The Company (and its employees who are legally required to be licensed by a Governmental Authority in order to perform his or her duties with respect to his or her employment with the Company), holds all Permits necessary to lawfully conduct in all material respects its business as presently conducted, and to own, lease and operate its assets and properties (collectively, the “Company Permits”). The Company has made available to the Purchaser true, correct and complete copies of all material Company Permits, all of which material Company Permits are listed on Schedule 4.10. All of the Company Permits are in full force and effect, and no suspension or cancellation of any of the Company Permits is pending or, to the Company’s Knowledge, threatened. The Company is not in violation in any material respect of the terms of any Company Permit, and the Company has not received any written or, to the Knowledge of the Company, oral notice of any Actions relating to the revocation or modification of any Company Permit.

4.11 Litigation. Except as described on Schedule 4.11, there is no (a) Action of any nature currently pending or, to the Company’s Knowledge, threatened, (and no such Action has been brought or, to the Company’s Knowledge, threatened in the past five (5) years); or (b) Order now pending or outstanding or that was rendered by a Governmental Authority in the past five (5) years, in either case of (a) or (b) by or against the Company, its current or former directors, officers or equity holders (provided, that any litigation involving the directors, officers or equity holders of the Company must be related to the Company’s business, equity securities or assets), its business, equity securities or assets. The items listed on Schedule 4.11, if finally determined adversely to the Company, will not have, either individually or in the aggregate, a Material Adverse Effect upon the Company. In the past five (5) years, none of the current or former officers, senior management or directors of the Company have been charged with, indicted for, arrested for, or convicted of any felony or any crime involving fraud.

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4.12 Material Contracts.

(a) Schedule 4.12(a) sets forth a true, correct and complete list of, and the Company has made available to the Purchaser (including written summaries of oral Contracts), true, correct and complete copies of, each Contract to which the Company is a party or by which the Company, or any of its properties or assets are bound or affected (each Contract required to be set forth on Schedule 4.12(a), a “Company Material Contract”) that:

(i) contains covenants that limit the ability of the Company (A) to compete in any line of business or with any Person or in any geographic area or to sell, or provide any service or product or solicit any Person, including any non-competition covenants, employee and customer non-solicit covenants, exclusivity restrictions, rights of first refusal or most-favored pricing clauses or (B) to purchase or acquire an interest in any other Person;

(ii) involves any joint venture, profit-sharing, partnership, limited liability company or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership or joint venture;

(iii) involves any exchange traded, over the counter or other swap, cap, floor, collar, futures contract, forward contract, option or other derivative financial instrument or Contract, based on any commodity, security, instrument, asset, rate or index of any kind or nature whatsoever, whether tangible or intangible, including currencies, interest rates, foreign currency and indices;

(iv) evidences Indebtedness (whether incurred, assumed, guaranteed or secured by any asset) of the Company having an outstanding principal amount in excess of $200,000;

(v) involves the acquisition or disposition, directly or indirectly (by merger or otherwise), of assets with an aggregate value in excess of $200,000 (other than in the ordinary course of business consistent with past practice) or shares or other equity interests of the Company or another Person;

(vi) relates to any merger, consolidation or other business combination with any other Person or the acquisition or disposition of any other entity or its business or material assets or the sale of the Company, its business or material assets;

(vii) by its terms, individually or with all related Contracts, calls for aggregate payments or receipts by the Company under such Contract or Contracts of at least $200,000 per year or $500,000 in the aggregate;

(viii) is with any Top Customer or Top Supplier;

(ix) obligates the Company to provide continuing indemnification or a guarantee of obligations of a third party after the date hereof in excess of $200,000;

(x) is between the Company and any directors, officers or employees of the Company (other than at-will employment arrangements with employees entered into in the ordinary course of business consistent with past practice), including all non-competition, severance and indemnification agreements, or any Related Person;

(xi) obligates the Company to make any capital commitment or expenditure in excess of $250,000 (including pursuant to any joint venture);

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(xii) relates to a material settlement entered into within three (3) years prior to the date of this Agreement or under which the Company has outstanding obligations (other than customary confidentiality obligations);

(xiii) provides another Person (other than in the ordinary course of business consistent with past practice) with a power of attorney;

(xiv) are required to be disclosed as a Company IP License or Outbound IP License pursuant to Section 4.13; or

(xv) that will be required to be filed with the Proxy Statement under applicable SEC requirements or would otherwise be required to be filed by the Company as an exhibit for a Form S-1 pursuant to Items 601(b)(1), (2), (4), (9) or (10) of Regulation S-K under the Securities Act as if the Company was the registrant.

(b) Except as disclosed in Schedule 4.12(b), with respect to each Company Material Contract: (i) such Company Material Contract is valid and binding and enforceable in all respects against the Company party thereto and, to the Knowledge of the Company, each other party thereto, and is in full force and effect (except, in each case, as such enforcement may be limited by the Enforceability Exceptions); (ii) the consummation of the transactions contemplated by this Agreement will not affect the validity or enforceability of any Company Material Contract; (iii) the Company is not in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute a material breach or default by the Company, or permit termination or acceleration by the other party thereto, under such Company Material Contract; (iv) to the Knowledge of the Company, no other party to such Company Material Contract is in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute such a material breach or default by such other party, or permit termination or acceleration by the Company, under such Company Material Contract; (v) the Company has not received written or, to the Knowledge of the Company, oral notice of an intention by any party to any such Company Material Contract that provides for a continuing obligation by any party thereto to terminate such Company Material Contract or amend the terms thereof, other than modifications in the ordinary course of business that do not adversely affect the Company in any material respect; and (vi) the Company has not waived any material rights under any such Company Material Contract.

4.13 Intellectual Property.

(a) Schedule 4.13(a)(i) sets forth: (i) all U.S. and foreign registered Patents, Trademarks, Copyrights and Internet Assets and applications in which the Company is the owner, applicant or assignee (“Company Registered IP”), specifying as to each item, as applicable: (A) the nature of the item, including the title, (B) the owner of the item, and (C) the jurisdictions in which the item is issued or registered or in which an application for issuance or registration has been filed and (D) the issuance, registration or application numbers and dates. Schedule 4.13(a)(ii) sets forth all Intellectual Property licenses, sublicenses and other agreements or permissions (“Company IP Licenses”) (other than “shrink wrap,” “click wrap,” and “off the shelf” software agreements and other agreements for Software commercially available on reasonable terms to the public generally with license, maintenance, support and other fees of less than $50,000 per year (collectively, “Off-the-Shelf Software”), which are not required to be listed, although such licenses are “Company IP Licenses” as that term is used herein), under which the Company is a licensee or otherwise is authorized to use or practice any Intellectual Property. Except as set forth on Schedule 4.13(a)(ii), the Company owns, or otherwise has a valid and enforceable right to use (either via the Company IP Licenses or as otherwise permitted under applicable law (e.g. fair use)), free and clear of all Liens (other than Permitted Liens), all Intellectual Property currently used, licensed or held for use by the Company, except as would not have a Material Adverse Effect. No item of Company Registered IP that consists of a pending Patent application fails to identify all pertinent inventors, and for each Patent and Patent application in the Company Registered IP, the Company has obtained valid assignments of inventions from each inventor. Except as set forth on Schedule 4.13(a)(iii), all Company Registered IP is owned exclusively by the Company without obligation to pay royalties, licensing fees, or otherwise account to any third party with respect to such Company Registered IP, and the Company has recorded assignments with any applicable domestic or foreign Intellectual Property offices or agencies so that the Company is the owner of record of all Company Registered IP.

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(b) Except as set forth on Schedule 4.13(a)(ii), the Company has a valid and enforceable license to use all Intellectual Property that is the subject of the Company IP Licenses applicable to the Company, except as would not have a Material Adverse Effect. The Company has performed all obligations imposed on it in the Company IP Licenses, has made all payments required to date, and the Company is not, nor, to the Knowledge of the Company, is any other party thereto, in breach or default thereunder, nor has any event occurred that with notice or lapse of time or both would constitute a default thereunder, except as would not have a Material Adverse Effect. The continued use by the Company of the Intellectual Property that is the subject of the Company IP Licenses in the same manner that it is currently being used is not restricted by any applicable license of the Company. Except as set forth on Schedule 4.13(b), all registrations for Copyrights, Patents, Trademarks and Internet Assets that are owned by the Company are valid, in force and in good standing with all required fees and maintenance fees due and owing having been paid with no Actions pending, and all applications to register any Copyrights, Patents and Trademarks are pending and in good standing, all without challenge of any kind. The Company is not party to any Contract that requires the Company to assign to any Person all of its rights in any Intellectual Property developed by the Company under such Contract.

(c) Schedule 4.13(c) sets forth all licenses, sublicenses and other agreements or permissions under which the Company is the licensor (each, an “Outbound IP License”). The Company has performed all obligations imposed on it in the Outbound IP Licenses, and the Company is not, nor, to the Knowledge of the Company, is any other party thereto, in breach or default thereunder, nor has any event occurred that with notice or lapse of time or both would constitute a default thereunder.

(d) Except as set forth on Schedule 4.13(d)(i), no Action is pending or, to the Company’s Knowledge, threatened against the Company that challenges the validity, enforceability, ownership, or right to use, sell, license or sublicense, or that otherwise relates to, any Intellectual Property currently owned, licensed, used or held for use by the Company, nor, to the Knowledge of the Company, is there any reasonable basis for any such Action. Except as set forth on Schedule 4.13(d)(i), the Company has not received any written or, to the Knowledge of the Company, oral notice or claim asserting or suggesting that any infringement, misappropriation, violation, dilution or unauthorized use of the Intellectual Property of any other Person currently is or may currently be occurring as a consequence of the business activities of the Company, nor to the Knowledge of the Company is there a reasonable basis therefor. There are no Orders to which the Company is a party or its otherwise bound that (i) restrict the rights of the Company to use, transfer, license or enforce any Intellectual Property owned by the Company, (ii) restrict the conduct of the business of the Company in order to accommodate a third Person’s Intellectual Property, or (iii) other than the Outbound IP Licenses, grant any third Person any right with respect to any Intellectual Property owned by the Company. Except as set forth on Schedule 4.13(d)(ii), the Company is not currently infringing, and has not, in the past (5) years, infringed, misappropriated or violated any Intellectual Property of any other Person in any material respect in connection with the ownership, use or license of any Intellectual Property owned or purported to be owned by the Company or, to the Knowledge of the Company, otherwise in connection with the conduct of the respective businesses of the Company. To the Company’s Knowledge, no third party is currently, or in the past five (5) years has been, infringing upon, misappropriating or otherwise violating any Intellectual Property owned, licensed by, licensed to, or otherwise used or held for use by the Company (“Company IP”) in any material respect.

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(e) All officers, directors, employees and independent contractors of the Company (and each of their respective Affiliates) have assigned to the Company all material Intellectual Property arising from the services performed for the Company by such Persons. No current or former officers, employees or independent contractors of the Company has claimed any ownership interest in any Intellectual Property owned by the Company. To the Knowledge of the Company, there has been no violation of the Company’s policies or practices related to protection of Company IP or any confidentiality or nondisclosure Contract relating to the Intellectual Property owned by the Company. To the Company’s Knowledge, none of the employees of the Company is obligated under any Contract, or subject to any Order, that would materially interfere with the use of such employee’s best efforts to promote the interests of the Company, or that would materially conflict with the business of the Company as presently conducted. The Company has taken commercially reasonable steps in order to protect the secrecy and confidentiality of the Company’s Trade Secrets, if any, and the company is not aware of any breach of secrecy or confidentiality of any Company Trade Secret that would have a Material Adverse Effect.

(f) To the Knowledge of the Company, in the past five (5) years, there has been no material unauthorized access to or compromise of the security, confidentiality or integrity of third party information and data (including personally identifiable information) in the possession of the Company, and no written or, to the Knowledge of the Company, oral complaint relating to an improper use or disclosure of, or a breach in the security of, any such information or data has been received by the Company in the past five (5) years. The Company has complied in all material respects with all applicable Laws and Contract requirements relating to privacy, personal data protection, and the collection, processing and use of personal information and its own privacy policies and guidelines. Except as set forth on Schedule 4.13(f), the operation of the business of the Company does not violate any right to privacy or publicity of any third person, or constitute unfair competition or trade practices under applicable Law, except as would not have a Material Adverse Effect.

(g) The consummation of any of the transactions contemplated by this Agreement will not result in the material breach, material modification, cancellation, termination, suspension of, or acceleration of any payments with respect to, or release of source code because of (i) any Contract providing for the license or other use of Intellectual Property owned by the Company, or (ii) any Company IP License. Following the Closing, the Company shall be permitted to exercise all of the Company’ rights under such Contracts or Company IP Licenses to the same extent that the Company would have been able to exercise had the transactions contemplated by this Agreement not occurred, without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments which the Company would otherwise be required to pay in the absence of such transactions.

(h) To the Knowledge of the Company, any Software that constitutes Company IP is free of all viruses, worms, Trojan horses and other material known contaminants and does not contain any bugs, errors, or problems of a material nature that would disrupt its operation or have an adverse impact on the operation of other Software. To the knowledge of the Company, it has not incorporated into its products or services publicly available Software that is distributed as free, “copyleft,” open source Software that requires as a condition of use, modification, or distribution of such Software that other Software or technology incorporated into, derived from, or distributed with such Software (i) be disclosed or distributed in source code form, (ii) be licensed for the purpose of making derivative works, or (iii) be redistributable at no or minimal charge.

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4.14 Taxes and Returns.

(a) The Company has or will have timely filed, or caused to be timely filed, all federal and other material Tax Returns required to be filed by it (taking into account all available extensions), which Tax Returns are true, accurate, correct and complete in all material respects, and has paid, collected or withheld, or caused to be paid, collected or withheld, all federal and other material Taxes required to be paid, collected or withheld, other than such Taxes for which adequate reserves in the Company Financials have been established. Schedule 4.14(a) sets forth each jurisdiction where the Company files or is required to file a Tax Return.

(b) There is no Action currently pending or, to the Knowledge of the Company, threatened against the Company by a Governmental Authority in a jurisdiction where the Company does not file Tax Returns that it is or may be subject to taxation by that jurisdiction.

(c) The Company is not being audited by any Tax authority and has not been notified in writing or, to the Knowledge of the Company, orally by any Tax authority that any such audit is contemplated or pending. To the Company’s Knowledge, there are no claims, assessments, audits, examinations, investigations or other Actions pending against the Company in respect of any Tax, and the Company has not been notified in writing of any proposed Tax claims or assessments against it (other than, in each case, claims or assessments for which adequate reserves in the Company Financials have been established).

(d) There are no Liens with respect to any Taxes upon the Company’s assets, other than Permitted Liens.

(e) The Company has collected or withheld all material Taxes currently required to be collected or withheld by it, and all such material Taxes have been paid to the appropriate Governmental Authorities or set aside in appropriate accounts for future payment when due.

(f) The Company has no outstanding waivers or extensions of any applicable statute of limitations to assess any amount of Taxes. There are no outstanding requests by the Company for any extension of time within which to file any Tax Return or within which to pay any Taxes shown to be due on any Tax Return.

(g) The Company will not be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any of the following that occurred or exists on or prior to the Closing Date: (A) a “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law) or (B) a change in the accounting method of the Company pursuant to Section 481 of the Code or any similar provision of the Code or the corresponding Tax Laws of any nation, state or locality.

(h) The Company has not participated in, or sold, distributed or otherwise promoted, any “reportable transaction,” as defined in U.S. Treasury Regulation section 1.6011-4.

(i) The Company is not a party to or bound by any Tax indemnity agreement, Tax sharing agreement or Tax allocation agreement, (excluding commercial agreements entered into in the ordinary course of business the primary purpose of which is not the sharing of Taxes) with respect to Taxes (including advance pricing agreement or closing agreement with any Governmental Authority) that will be binding on the Company with respect to any period ending after the Closing Date.

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(j) The Company has not requested, and is not the subject of or bound by any private letter ruling from any Governmental Authority with respect to any Taxes, nor is any such request outstanding.

(k) The Company: (i) has not constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of securities (to any Person or entity that is not a member of the consolidated group of which the Company is the common parent corporation) qualifying for, or intended to qualify for, Tax-free treatment under Section 355 of the Code (A) within the two-year period ending on the date hereof or (B) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the transactions contemplated by this Agreement; or (ii) is not and has never been a member of any consolidated, combined, unitary or affiliated group of corporations for any Tax purposes other than a group of which the Company is or was the common parent corporation for any taxable period for which the statute of limitations has not expired.

(l) The Company is not aware of any fact or circumstance that would reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(m) Except as otherwise set forth on Schedule 4.14(m), since January 1, 2020, the Company has not revoked or amended any material Tax election or filed any amended Tax Returns or claim for refund.

4.15 Real Property. Schedule 4.14(a) contains a complete and accurate list of all premises currently leased or subleased or otherwise used or occupied by the Company for the operation of the business of the Company, and of all current leases, lease guarantees, agreements and documents related thereto, including all amendments, terminations and modifications thereof or waivers thereto (collectively, the “Company Real Property Leases”), as well as the current annual rent and term under each Company Real Property Lease. The Company has provided to the Purchaser a true and complete copy of each of the Company Real Property Leases, and in the case of any oral Company Real Property Lease, a written summary of the material terms of such Company Real Property Lease. The Company Real Property Leases are valid, binding and enforceable in accordance with their terms and are in full force and effect. To the Knowledge of the Company, no event has occurred which (whether with or without notice, lapse of time or both or the happening or occurrence of any other event) would constitute a default on the part of the Company or any other party under any of the Company Real Property Leases, and the Company has not received written notice of any such condition. The Company does not own and has never owned any real property or any interest in real property (other than the leasehold interests in the Company Real Property Leases).

4.16 Personal Property. Each item of Personal Property which is currently owned, used or leased by the Company with a book value or fair market value of greater than One Hundred Thousand Dollars ($100,000) is set forth on Schedule 4.16, along with, to the extent applicable, a list of lease agreements, lease guarantees, security agreements and other agreements related thereto, including all amendments, terminations and modifications thereof or waivers thereto (“Company Personal Property Leases”). Except as set forth in Schedule 4.16, all such items of Personal Property are in good operating condition and repair (reasonable wear and tear excepted consistent with the age of such items), and are suitable for their intended use in the business of the Company. The operation of the Company’s business as it is now conducted is not dependent upon the right to use the Personal Property of Persons other than the Company, except for such Personal Property that is owned, leased or licensed by or otherwise contracted to the Company. The Company has provided to the Purchaser a true and complete copy of each of the Company Personal Property Leases, and in the case of any oral Company Personal Property Lease, a written summary of the material terms of such Company Personal Property Lease. The Company Personal Property Leases are valid, binding and enforceable in accordance with their terms and are in full force and effect. To the Knowledge of the Company, no event has occurred which (whether with or without notice, lapse of time or both or the happening or occurrence of any other event) would constitute a default on the part of the Company or any other party under any of the Company Personal Property Leases, and the Company has not received notice of any such condition.

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4.17 Title to and Sufficiency of Assets. The Company has good and marketable title to, or a valid leasehold interest in or right to use, all of its assets, free and clear of all Liens other than (a) Permitted Liens, (b) the rights of lessors under leasehold interests, (c) Liens specifically identified on the balance sheet as of the Balance Sheet Date included in the Company Financials and (d) Liens set forth on Schedule 4.17. The assets (including Intellectual Property rights and contractual rights) of the Company constitute all of the assets, rights and properties that are used in the operation of the businesses of the Company as it is now conducted or that are used or held by the Company for use in the operation of the businesses of the Company, and taken together, are adequate and sufficient for the operation of the businesses of the Company as currently conducted.

4.18 Employee Matters.

(a) Except as set forth in Schedule 4.18(a), the Company is not a party to any collective bargaining agreement or other Contract covering any group of employees, labor organization or other representative of any of the employees of the Company, and the Company has no Knowledge of any activities or proceedings of any labor union or other party to organize or represent such employees. There has not occurred or, to the Knowledge of the Company, been threatened any strike, slow-down, picketing, work-stoppage, or other similar labor activity with respect to any such employees. Schedule 4.18(a) sets forth all unresolved labor controversies (including unresolved grievances and age or other discrimination claims), if any, that are pending or, to the Knowledge of the Company, threatened between the Company and Persons employed by or providing services as independent contractors to the Company. No current officer or employee of the Company has provided the Company written or, to the Knowledge of the Company, oral notice of his or her plan to terminate his or her employment with the Company.

(b) Except as set forth in Schedule 4.18(b), the Company (i) is and has been in compliance in all material respects with all applicable Laws respecting employment and employment practices, terms and conditions of employment, health and safety and wages and hours, and other Laws relating to discrimination, disability, labor relations, hours of work, payment of wages and overtime wages, pay equity, immigration, workers compensation, working conditions, employee scheduling, occupational safety and health, family and medical leave, and employee terminations, and has not received written or, to the Knowledge of the Company, oral notice that there is any pending Action involving unfair labor practices against the Company, (ii) is not liable for any material past due arrears of wages or any material penalty for failure to comply with any of the foregoing, and (iii) is not liable for any material payment to any Governmental Authority with respect to unemployment compensation benefits, social security or other benefits or obligations for employees, independent contractors or consultants (other than routine payments to be made in the ordinary course of business and consistent with past practice). There are no Actions pending or, to the Knowledge of the Company, threatened against the Company brought by or on behalf of any applicant for employment, any current or former employee, any Person alleging to be a current or former employee, or any Governmental Authority, relating to any such Law or regulation, or alleging breach of any express or implied contract of employment, wrongful termination of employment, or alleging any other discriminatory, wrongful or tortious conduct in connection with the employment relationship.

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(c) Schedule 4.18(c) hereto sets forth a complete and accurate list as of the date hereof of all employees of the Company showing for each as of such date (i) the employee’s name, job title or description, employer, location, salary level (including any bonus, commission, deferred compensation or other remuneration payable (other than any such arrangements under which payments are at the discretion of the Company)), (ii) any bonus, commission or other remuneration other than salary paid during the fiscal year ended December 31, 2022, and (iii) any wages, salary, bonus, commission or other compensation due and owing to each employee during or for the fiscal year ended December 31, 2022. Except as set forth on Schedule 4.18(c), (A) no employee is a party to a written employment Contract with the Company and each is employed “at will”, and (B) the Company has paid in full to all its employees all wages, salaries, commission, bonuses and other compensation due to its employees, including overtime compensation, and the Company has no obligation or Liability (whether or not contingent) with respect to severance payments to any such employees under the terms of any written or, to the Company’s Knowledge, oral agreement, or commitment or any applicable Law, custom, trade or practice. Except as set forth in Schedule 4.18(c), the Company employee has entered into the Company’s standard form of employee non-disclosure, inventions and restrictive covenants agreement with the Company (whether pursuant to a separate agreement or incorporated as part of such employee’s overall employment agreement), a copy of which has been made available to the Purchaser by the Company.

(d) Schedule 4.18(d) contains a list of all independent contractors (including consultants) currently engaged by the Company, along with the position, the entity engaging such Person, date of retention and rate of remuneration, most recent increase (or decrease) in remuneration and amount thereof, for each such Person. Except as set forth on Schedule 4.18(d), all of such independent contractors are a party to a written Contract with the Company. Except as set forth on Schedule 4.18(d), each such independent contractor has entered into customary covenants regarding confidentiality, non-competition and assignment of inventions and copyrights in such Person’s agreement with the Company, a copy of which has been provided to the Purchaser by the Company. For the purposes of applicable Law, including the Code, all independent contractors who are currently, or within the last six (6) years have been, engaged by the Company are bona fide independent contractors and not employees of the Company. Each independent contractor is terminable on fewer than thirty (30) days’ notice, without any obligation of the Company to pay severance or a termination fee.

4.19 Benefit Plans.

(a) Set forth on Schedule 4.19(a) is a true and complete list of each material Benefit Plan of the Company (each, a “Company Benefit Plan”). With respect to each Company Benefit Plan, there are no funded benefit obligations for which contributions have not been made or properly accrued and there are no unfunded benefit obligations that have not been accounted for by reserves, or otherwise properly footnoted in accordance with GAAP on the Company Financials. The Company is not nor has it in the past six (6) years been a member of a “controlled group” for purposes of Section 414(b), (c), (m) or (o) of the Code, nor does the Company has any Liability with respect to any collectively-bargained for plans, whether or not subject to the provisions of ERISA. No statement, either written or oral, has been made by the Company to any Person with regard to any Company Benefit Plan that was not in accordance with the Company Benefit Plan in any material respect.

(b) Each Company Benefit Plan is and has been operated and administered at all times in compliance with all applicable Laws in all material respects, including ERISA and the Code. Each Company Benefit Plan which is intended to be “qualified” within the meaning of Section 401(a) of the Code (i) has been determined by the IRS to be so qualified (or is based on a prototype plan which has received a favorable opinion letter) during the period from its adoption to the date of this Agreement and (ii) its related trust has been determined to be exempt from taxation under Section 501(a) of the Code or the Company has requested an initial favorable IRS determination of qualification and/or exemption within the period permitted by applicable Law. To the Company’s Knowledge, no fact exists which would reasonably be expected to adversely affect the qualified status of such Company Benefit Plans or the exempt status of such trusts.

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(c) With respect to each Company Benefit Plan which covers any current or former officer, director, consultant or employee (or beneficiary thereof) of the Company, the Company has provided to Purchaser accurate and complete copies, if applicable, of: (i) all Company Benefit Plan texts and agreements and related trust agreements or annuity Contracts (including any amendments, modifications or supplements thereto); (ii) all summary plan descriptions and material modifications thereto; (iii) the three (3) most recent Forms 5500, if applicable, and annual report, including all schedules thereto; (iv) the most recent annual and periodic accounting of plan assets; (v) the three (3) most recent nondiscrimination testing reports; (vi) the most recent determination letter received from the IRS, if any; (vii) the most recent actuarial valuation; and (viii) all material communications with any Governmental Authority.

(d) With respect to each Company Benefit Plan: (i) such Company Benefit Plan has been administered and enforced in all material respects in accordance with its terms, the Code and ERISA; (ii) no breach of fiduciary duty has occurred; (iii) no Action is pending, or to the Company’s Knowledge, threatened (other than routine claims for benefits arising in the ordinary course of administration); (iv) no prohibited transaction, as defined in Section 406 of ERISA or Section 4975 of the Code, has occurred, excluding transactions effected pursuant to a statutory or administration exemption; and (v) all contributions and premiums due through the Closing Date have been made in all material respects as required under ERISA or have been fully accrued in all material respects on the Company Financials.

(e) No Company Benefit Plan is a “defined benefit plan” (as defined in Section 414(j) of the Code), a “multiemployer plan” (as defined in Section 3(37) of ERISA) or a “multiple employer plan” (as described in Section 413(c) of the Code) or is otherwise subject to Title IV of ERISA or Section 412 of the Code, and the Company has no Liability or otherwise could reasonably be expected to have any Liability, contingent or otherwise, under Title IV of ERISA and no condition presently exists that is expected to cause such Liability to be incurred. No Company Benefit Plan will become a multiple employer plan with respect to the Company immediately after the Closing Date. The Company does not currently maintain nor has in the past six (6) years maintained, nor is required currently and has in the past six (6) years never been required to contribute to or otherwise participate in, a multiple employer welfare arrangement or voluntary employees’ beneficiary association as defined in Section 501(c)(9) of the Code.

(f) There is no arrangement under any Company Benefit Plan with respect to any employee that would result in the payment of any amount that by operation of Sections 280G of the Code would not be deductible by the Company and no arrangement exists pursuant to which the Company will be required to “gross up” or otherwise compensate any person because of the imposition of any excise tax on a payment to such person.

(g) With respect to each Company Benefit Plan which is a “welfare plan” (as described in Section 3(1) of ERISA): (i) no such plan provides medical or death benefits with respect to current or former employees (or a dependent or beneficiary thereof) of the Company beyond their termination of employment (other than coverage mandated by Law, which is paid solely by such employees, dependents or beneficiaries); and (ii) there are no reserves, assets, surplus or prepaid premiums under any such plan. The Company has complied in all material respects with the provisions of Section 601 et seq. of ERISA and Section 4980B of the Code.

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(h) The Company and each Company Benefit Plan that is a “group health plan” as defined in Section 733(a)(1) of ERISA (each, a “Health Plan”) is and has been for the past six (6) years in compliance, in all material respects, with the Patient Protection and Affordable Care Act of 2010, and, to the Knowledge of the Company, no event has occurred, and no condition or circumstance exists, that would subject the Company or any Health Plan to any material Liability for penalties or excise Taxes under Sections 4980D or 4980H of the Code.

(i) The consummation of the transactions contemplated by this Agreement and the Ancillary Documents will not: (i) entitle any individual to severance pay, unemployment compensation or other benefits or compensation; (ii) accelerate the time of payment or vesting, or increase the amount of any compensation due, or in respect of, any individual; or (iii) result in or satisfy a condition to the payment of compensation that would, in combination with any other payment, result in an “excess parachute payment” within the meaning of Section 280G of the Code. The Company has not incurred any Liability for any Tax imposed under Chapter 43 of the Code or civil liability under Section 502(i) or (l) of ERISA.

(j) Except to the extent required by Section 4980B of the Code or similar state Law, the Company provides no health or welfare benefits to any former or retired employee or is obligated to provide such benefits to any active employee following such employee’s retirement or other termination of employment or service.

(k) Each Company Benefit Plan subject to Section 409A of the Code has been operated, administered and is in documentary compliance with the applicable provisions of Section 409A of the Code, the regulations thereunder and other official guidance issued thereunder. There is no Contract or plan to which the Company is a party or by which it is bound to compensate any employee, consultant or director for penalty taxes paid pursuant to Section 409A of the Code.

4.20 Environmental Matters. Except as set forth in Schedule 4.20:

(a) The Company is and has been in compliance in all material respects with all applicable Environmental Laws, including obtaining, maintaining in good standing, and complying in all material respects with all Permits required for its business and operations by Environmental Laws (“Environmental Permits”), no Action is pending or, to the Company’s Knowledge, threatened in writing to revoke, modify (in a manner that would prohibit the Company from conducting its business or operations), or terminate any such Environmental Permit, and, to the Company’s Knowledge, no facts, circumstances, or conditions currently exist that could adversely affect such continued compliance in any material respect with applicable Environmental Laws and Environmental Permits.

(b) To the Company’s Knowledge, the Company is not the subject of any outstanding Order or Contract with any Governmental Authority or other Person in respect of any (i) Environmental Laws, (ii) Remedial Action, or (iii) Release or threatened Release of a Hazardous Material. The Company has not assumed, contractually or by operation of Law, any Liabilities or obligations under any Environmental Laws.

(c) No Action has been made or is pending, or to the Company’s Knowledge, threatened against the Company or any assets of the Company alleging either or both that the Company may be in material violation of any Environmental Law or Environmental Permit or may have any material Liability under any Environmental Law.

(d) The Company has not manufactured, treated, stored, disposed of, arranged for or permitted the disposal of, generated, handled or Released any Hazardous Material, or owned or operated any property or facility, in a manner that has given or would reasonably be expected to give rise to any material Environmental Liabilities under applicable Environmental Laws. To the Company’s Knowledge, no fact, circumstance, or condition exists in respect of the Company or any property currently or formerly owned, operated, or leased by the Company or any property to which the Company arranged for the disposal or treatment of Hazardous Materials that could reasonably be expected to result in the Company incurring any material Environmental Liabilities.

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(e) There is no pending or, to the Company’s Knowledge, to the Company’s Knowledge there is no pending or threatened investigation by a Governmental Authority of the business, operations, or currently owned, operated, or leased property of the Company or, to the Company’s Knowledge, previously owned, operated, or leased property of the Company that could lead to the imposition of any Liens under any Environmental Law or that could reasonably be expected to result in the Company incurring material Environmental Liabilities.

4.21 Transactions with Related Persons. Except as set forth on Schedule 4.21, no Company Affiliates, nor any officer, director, manager, employee, trustee or beneficiary of the Company, nor any immediate family member of any of the foregoing (whether directly or indirectly through an Affiliate of such Person) (each of the foregoing, a “Related Person”) is not presently, nor in the past three (3) years, has been, a party to any transaction with the Company, including any Contract or other arrangement (a) providing for the furnishing of services by (other than as officers, directors or employees of the Company), (b) providing for the rental of real property or Personal Property from or (c) otherwise requiring payments to (other than for services or expenses as directors, officers or employees of the Company in the ordinary course of business consistent with past practice) any Related Person or any Person in which any Related Person has an interest as an owner, officer, manager, director, trustee or partner or in which any Related Person has any direct or indirect interest (other than the ownership of securities representing no more than two percent (2%) of the outstanding voting power or economic interest of a publicly traded company). Except as set forth on Schedule 4.21, the Company has no outstanding Contract or other arrangement or commitment with any Related Person, and no Related Person owns any real property or Personal Property, or right, tangible or intangible (including Intellectual Property) which is used in the business of the Company. The assets of the Company do not include any receivable or other obligation from a Related Person, and the liabilities of the Company do not include any payable or other obligation or commitment to any Related Person.

4.22 Insurance.

(a) Schedule 4.22(a) lists all insurance policies (by policy number, insurer, coverage period, coverage amount, annual premium and type of policy) held by the Company relating to the Company or its business, properties, assets, directors, officers and employees, copies of which have been provided to the Purchaser. All premiums due and payable under all such insurance policies have been timely paid and the Company are otherwise in material compliance with the terms of such insurance policies. Each such insurance policy (i) is legal, valid, binding, enforceable and in full force and effect and (ii) will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the Closing. The Company has no self-insurance or co-insurance programs. In the past five (5) years, the Company has not received any notice from, or on behalf of, any insurance carrier relating to or involving any adverse change or any material change other than in the ordinary course of business, in the conditions of insurance, any refusal to issue an insurance policy, other than in the ordinary course of business, or non-renewal of a policy.

(b) The Company has reported to its insurers all claims and pending circumstances that would reasonably be expected to result in a claim, except where such failure to report such a claim would not be reasonably likely to be material to the Company. To the Knowledge of the Company, no event has occurred, and no condition or circumstance exists, that would reasonably be expected to (with or without notice or lapse of time) give rise to or serve as a basis for the denial of any such insurance claim. The Company has not made any claim against an insurance policy as to which the insurer is denying coverage.

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4.23 Books and Records. All of the financial books and records of the Company are complete and accurate in all material respects and have been maintained in the ordinary course consistent with past practice and in accordance with applicable Laws.

4.24 Top Customers and Suppliers. Schedule 4.24 lists, by dollar volume received or paid, as applicable, for the twelve (12) months ended on December 31, 2022, the ten (10) largest customers of the Company (the “Top Customers”) and the ten largest suppliers of goods or services to the Company (the “Top Suppliers”), along with the amounts of such dollar volumes. The relationships of the Company with such suppliers and customers are good commercial working relationships and (i) no Top Supplier or Top Customer within the last twelve (12) months has cancelled or otherwise terminated, or, to the Company’s Knowledge, intends to cancel or otherwise terminate, any material relationships of such Person with the Company, (ii) no Top Supplier or Top Customer has during the last twelve (12) months decreased materially or, to the Company’s Knowledge, threatened to stop, decrease or limit materially, or intends to modify materially its material relationships with the Company or intends to stop, decrease or limit materially its products or services to the Company or its usage or purchase of the products or services of the Company, (iii) to the Company’s Knowledge, no Top Supplier or Top Customer intends to refuse to pay any amount due to the Company or seek to exercise any remedy against the Company, (iv) the Company has not within the past two (2) years been engaged in any material dispute with any Top Supplier or Top Customer, and (v) to the Company’s Knowledge, the consummation of the transactions contemplated in this Agreement and the Ancillary Documents will not adversely affect the relationship of the Company with any Top Supplier or Top Customer.

4.25 Certain Business Practices.

(a) The Company, including any of its Representatives acting on its behalf, has not (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees, to foreign or domestic political parties or campaigns or violated any provision of the U.S. Foreign Corrupt Practices Act of 1977 or any other local or foreign anti-corruption or bribery Law or (iii) made any other unlawful payment. The Company, including any of its Representatives acting on its behalf has not, directly or indirectly, given or agreed to give any unlawful gift or similar benefit in any material amount to any customer, supplier, governmental employee or other Person who is or may be in a position to help or hinder the Company or assist the Company in connection with any actual or proposed transaction.

(b) The operations of the Company are and have been conducted at all times in compliance with money laundering statutes in all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority, and no Action involving the Company with respect to any of the foregoing is pending or, to the Knowledge of the Company, threatened.

(c) The Company, including any of its directors or officers, or, to the Knowledge of the Company, any other Representative acting on behalf of the Company, is not currently identified on the specially designated nationals or other blocked person list or otherwise currently subject to any U.S. sanctions administered by OFAC, and the Company has not in the last five (5) fiscal years, directly or indirectly, used any funds, or loaned, contributed or otherwise made available such funds to any joint venture partner or other Person, in connection with any sales or operations in Cuba, Iran, Syria, Sudan, Myanmar or any other country sanctioned by OFAC or for the purpose of financing the activities of any Person currently subject to, or otherwise in violation of, any U.S. sanctions administered by OFAC.

4.26 [RESERVED].

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4.27 Investment Company Act. The Company is not an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company”, or required to register as an “investment company”, in each case within the meaning of the Investment Company Act of 1940, as amended.

4.28 Finders and Brokers. Except as set forth in Schedule 4.28, the Company has not incurred and will not incur any Liability for any brokerage, finder’s or other fee or commission in connection with the transactions contemplated hereby.

4.29 Independent Investigation. The Company has conducted its own independent investigation, review and analysis of the business, results of operations, prospects, condition (financial or otherwise) or assets of the Purchaser, and acknowledges that it has been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of the Purchaser for such purpose. The Company acknowledges and agrees that: (a) in making its decision to enter into this Agreement and to consummate the transactions contemplated hereby, it has relied solely upon its own investigation and the express representations and warranties of the Purchaser set forth in Agreement (including the related portions of the Purchaser Disclosure Schedules) and in any certificate delivered to the Company pursuant hereto; and (b) neither the Purchaser nor any of its Representatives have made any representation or warranty as to the Purchaser or this Agreement, except as expressly set forth in this Agreement (including the related portions of the Purchaser Disclosure Schedules) or in any certificate delivered to the Company pursuant hereto.

4.30 Information Supplied. None of the information supplied or to be supplied by the Company expressly for inclusion or incorporation by reference: (a) in any current report on Form 8-K, and any exhibits thereto or any other report, form, registration or other filing made with any Governmental Authority or stock exchange with respect to the transactions contemplated by this Agreement or any Ancillary Documents; (b) in the Registration Statement; or (c) in the mailings or other distributions to the Purchaser’s stockholders and/or prospective investors with respect to the consummation of the transactions contemplated by this Agreement or in any amendment to any of documents identified in (a) through (c), will, when filed, made available, mailed or distributed, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. None of the information supplied or to be supplied by the Company expressly for inclusion or incorporation by reference in any of the Signing Press Release, the Signing Filing, the Closing Press Release and the Closing Filing will, when filed or distributed, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, the Company makes no representation, warranty or covenant with respect to any information supplied by or on behalf of the Purchaser or its Affiliates.

4.31 No Other Representations. Except for the representations and warranties expressly made by the Company in this Article IV (as modified by the Company Disclosure Schedules) or as expressly set forth in an Ancillary Document, neither the Company nor any other Person on its behalf makes any express or implied representation or warranty with respect to the Company or its business, operations, assets or Liabilities, or the transactions contemplated by this Agreement or any of the other Ancillary Documents, and the Company hereby expressly disclaims any other representations or warranties, whether implied or made by the Company or any of its Representatives. Except for the representations and warranties expressly made by the Company in this Article IV (as modified by the Company Disclosure Schedules) or in an Ancillary Document, the Company hereby expressly disclaims all liability and responsibility for any representation, warranty, projection, forecast, statement or information made, communicated or furnished (orally or in writing) to the Purchaser, Merger Sub or any of their respective Representatives (including any opinion, information, projection or advice that may have been or may be provided to the Purchaser, Merger Sub or any of their respective Representatives by any Representative of the Company), including any representations or warranties regarding the probable success or profitability of the businesses of the Company.

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Article V
COVENANTS

5.1 Access and Information.

(a) During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement in accordance with Section 7.1 or the Closing (the “Interim Period”), subject to Section 5.15, the Company shall give, and shall cause its Representatives to give, the Purchaser and its Representatives, at reasonable times during normal business hours and upon reasonable intervals and notice, reasonable access to all offices and other facilities and to all employees, properties, Contracts, agreements, commitments, books and records, financial and operating data and other information (including Tax Returns, internal working papers, client files, client Contracts and director service agreements), of or pertaining to the Company, as the Purchaser or its Representatives may reasonably request regarding the Company and its businesses, assets, Liabilities, financial condition, prospects, operations, management, employees and other aspects (including unaudited quarterly financial statements, including a quarterly balance sheet and income statement, a copy of each material report, schedule and other document filed with or received by a Governmental Authority pursuant to the requirements of applicable securities Laws, and independent public accountants’ work papers (subject to the consent or any other conditions required by such accountants, if any)) and cause each of the Company’s Representatives to reasonably cooperate with the Purchaser and its Representatives in their investigation; provided, however, that the Purchaser and its Representatives shall conduct any such activities in such a manner as not to unreasonably interfere with the business or operations of the Company. Notwithstanding the foregoing, the Company may restrict or otherwise prohibit access to any documents or information to the extent that the Company’s outside legal counsel advises it that (a) applicable Law requires the Company to restrict or otherwise prohibit access to such documents or information; (b) access to such documents would be in violation of the HSR Act, Sherman Act, or any applicable non-U.S. antitrust or competition laws; (c) access to such documents or information would give rise to a material risk of waiving any attorney-client privilege, work product doctrine or other similar privilege applicable to such documents or information; or (d) such documents or information are reasonably pertinent to any adverse legal proceeding between the Company and its Affiliates, on the one hand, and Purchaser and its Affiliates, on the other hand. Nothing in this Section 5.1 will be construed to require the Company or any of its Representatives to prepare any reports, statements, analyses.

(b) During the Interim Period, subject to Section 5.15, the Purchaser shall give, and shall cause its Representatives to give, the Company and its Representatives, at reasonable times during normal business hours and upon reasonable intervals and notice, reasonable access to all offices and other facilities and to all employees, properties, Contracts, agreements, commitments, books and records, financial and operating data and other information (including Tax Returns, internal working papers, client files, client Contracts and director service agreements), of or pertaining to the Purchaser or its Subsidiaries, as the Company or its Representatives may reasonably request regarding the Purchaser, its Subsidiaries and their respective businesses, assets, Liabilities, financial condition, prospects, operations, management, employees and other aspects (including unaudited quarterly financial statements, including a consolidated quarterly balance sheet and income statement, a copy of each material report, schedule and other document filed with or received by a Governmental Authority pursuant to the requirements of applicable securities Laws, and independent public accountants’ work papers (subject to the consent or any other conditions required by such accountants, if any)) and cause each of the Purchaser’s Representatives to reasonably cooperate with the Company and its Representatives in their investigation; provided, however, that the Company and its Representatives shall conduct any such activities in such a manner as not to unreasonably interfere with the business or operations of the Purchaser or any of its Subsidiaries. Notwithstanding the foregoing, the Purchaser may restrict or otherwise prohibit access to any documents or information to the extent that the Purchaser’s outside legal counsel advises it that (a) applicable Law requires the Purchaser to restrict or otherwise prohibit access to such documents or information; (b) access to such documents would be in violation of the HSR Act, Sherman Act, or any applicable non-U.S. antitrust or competition laws; (c) access to such documents or information would give rise to a material risk of waiving any attorney-client privilege, work product doctrine or other similar privilege applicable to such documents or information; or (d) such documents or information are reasonably pertinent to any adverse legal proceeding between the Company and its Affiliates, on the one hand, and Purchaser and its Affiliates, on the other hand. Nothing in this Section 5.1 will be construed to require the Purchaser, any of its Subsidiaries or any of their respective Representatives to prepare any reports, statements, analyses, appraisals, opinions or other information not otherwise prepared in the ordinary course of business.

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5.2 Conduct of Business of the Company.

(a) Unless the Purchaser shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed), during the Interim Period, except as expressly contemplated by this Agreement, or the Ancillary Documents, as required by applicable Law or as set forth on Schedule 5.2, the Company shall (i) conduct its business, in all material respects, in the ordinary course of business consistent with past practice, (ii) comply with all Laws applicable to the Company and its business, assets and employees, and (iii) take all commercially reasonable measures necessary or appropriate to preserve intact, in all material respects, its business organization, to keep available the services of its managers, directors, officers, employees and consultants, and to preserve the possession, control and condition of its material assets, all as consistent with past practice.

(b) Without limiting the generality of Section 5.2(a) and except as contemplated by the terms of this Agreement, or the Ancillary Documents, as required by applicable Law or as set forth on Schedule 5.2, during the Interim Period, without the prior written consent of the Purchaser (such consent not to be unreasonably withheld, conditioned or delayed), the Company shall not:

(i) amend, waive or otherwise change, in any respect, its Organizational Documents, except as required by applicable Law;

(ii) authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other securities, including any securities convertible into or exchangeable for any of its shares or other equity securities or securities of any class and any other equity-based awards, or engage in any hedging transaction with a third Person with respect to such securities;

(iii) split, combine, recapitalize or reclassify any of its shares or other equity interests or issue any other securities in respect thereof or pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its equity interests, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its securities;

(iv) incur, create, assume, prepay or otherwise become liable for any Indebtedness (directly, contingently or otherwise) in excess of $200,000 individually or $500,000 in the aggregate, make a loan or advance to or investment in any third party (other than advancement of expenses to employees in the ordinary course of business), or guarantee or endorse any Indebtedness, Liability or obligation of any Person in excess of $200,000 individually or $500,000 in the aggregate;

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(v) increase the wages, salaries or compensation of its employees other than in the ordinary course of business, consistent with past practice, in the aggregate by more than ten percent (10%), or make or commit to make any bonus payment (whether in cash, property or securities) to any employee, or materially increase other benefits of employees generally, or enter into, establish, materially amend or terminate any Company Benefit Plan with, for or in respect of any current consultant, officer, manager director or employee, in each case other than as required by applicable Law, pursuant to the terms of any Company Benefit Plans or in the ordinary course of business consistent with past practice;

(vi) make or rescind any material election relating to Taxes, settle any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, file any amended Tax Return or claim for refund, or make any material change in its accounting or Tax policies or procedures, in each case except as required by applicable Law or in compliance with GAAP;

(vii) transfer or license to any Person or otherwise materially amend or modify, permit to lapse or fail to preserve any material Company Registered IP, Company Licensed IP or other material Company IP (excluding non-exclusive licenses of Company IP to the Company’s customers in the ordinary course of business consistent with past practice), or disclose to any Person who has not entered into a confidentiality agreement any Trade Secrets;

(viii) terminate, or waive or assign any material right under, any Company Material Contract or enter into any Contract that would be a Company Material Contract, in any case outside of the ordinary course of business consistent with past practice;

(ix) fail to maintain its books, accounts and records in all material respects in the ordinary course of business consistent with past practice;

(x) establish any Subsidiary or enter into any new line of business;

(xi) fail to use commercially reasonable efforts to keep in force insurance policies or replacement or revised policies providing insurance coverage with respect to its assets, operations and activities in such amount and scope of coverage substantially similar to that which is currently in effect;

(xii) revalue any of its material assets or make any material change in accounting methods, principles or practices, except to the extent required to comply with GAAP and after consulting with the Company’s outside auditors;

(xiii) waive, release, assign, settle or compromise any claim, action or proceeding (including any suit, action, claim, proceeding or investigation relating to this Agreement or the transactions contemplated hereby), other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (and not the imposition of equitable relief on, or the admission of wrongdoing by, the Company or its Affiliates) not in excess of $200,000 (individually or in the aggregate), or otherwise pay, discharge or satisfy any Actions, Liabilities or obligations, unless such amount has been reserved in the Company Financials;

(xiv) close or materially reduce its activities, or effect any layoff or other personnel reduction or change, at any of its facilities;

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(xv) acquire, including by merger, consolidation, acquisition of equity interests or assets, or any other form of business combination, any corporation, partnership, limited liability company, other business organization or any division thereof, or any material amount of assets outside the ordinary course of business consistent with past practice;

(xvi) make capital expenditures in excess of $200,000 (individually for any project (or set of related projects) or $500,000 in the aggregate);

(xvii) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(xviii) voluntarily incur any Liability or obligation (whether absolute, accrued, contingent or otherwise) in excess of $200,000 individually or $500,000 in the aggregate other than pursuant to the terms of a Company Material Contract or Company Benefit Plan;

(xix) sell, lease, license, transfer, exchange or swap, mortgage or otherwise pledge or encumber (including securitizations), or otherwise dispose of any material portion of its properties, assets or rights;

(xx) enter into any agreement, understanding or arrangement with respect to the voting of equity securities of the Company;

(xxi) take any action that would reasonably be expected to significantly delay or impair the obtaining of any Consents of any Governmental Authority to be obtained in connection with this Agreement;

(xxii) accelerate the collection of any trade receivables or delay the payment of trade payables or any other liabilities other than in the ordinary course of business consistent with past practice;

(xxiii) enter into, amend, waive or terminate (other than terminations in accordance with their terms) any transaction with any Related Person (other than compensation and benefits and advancement of expenses, in each case, provided in the ordinary course of business consistent with past practice); or

(xxiv) authorize or agree to do any of the foregoing actions.

(c) The Company shall use its commercially reasonable efforts, during the Interim Period, to take such actions as set forth on Schedule 5.2(c).

5.3 Conduct of Business of the Purchaser.

(a) Unless the Company shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed), during the Interim Period, except as expressly contemplated by this Agreement or the Ancillary Documents, as required by applicable Law or as set forth on Schedule 5.3, the Purchaser shall, and shall cause its Subsidiaries to, (i) conduct their respective businesses, in all material respects, in the ordinary course of business consistent with past practice, (ii) comply with all Laws applicable to the Purchaser and its Subsidiaries and their respective businesses, assets and employees, and (iii) take all commercially reasonable measures necessary or appropriate to preserve intact, in all material respects, their respective business organizations, to keep available the services of their respective managers, directors, officers, employees and consultants, and to preserve the possession, control and condition of their respective material assets, all as consistent with past practice. Notwithstanding anything to the contrary in this Section 5.3, nothing in this Agreement shall prohibit or restrict Purchaser from extending, in accordance with Purchaser’s Organizational Documents and the IPO Prospectus, the deadline by which it must complete its Business Combination (an “Extension”), and no consent of any other Party shall be required in connection therewith.

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(b) Without limiting the generality of Section 5.3(a) and except as contemplated by the terms of this Agreement or the Ancillary Documents or as set forth on Schedule 5.3, during the Interim Period, without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed), the Purchaser shall not, and shall cause its Subsidiaries to not:

(i) amend, waive or otherwise change, in any respect, its Organizational Documents except as required by applicable Law;

(ii) authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other securities, including any securities convertible into or exchangeable for any of its equity securities or other security interests of any class and any other equity-based awards, or engage in any hedging transaction with a third Person with respect to such securities;

(iii) split, combine, recapitalize or reclassify any of its shares or other equity interests or issue any other securities in respect thereof or pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its shares or other equity interests, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its securities;

(iv) incur, create, assume, prepay or otherwise become liable for any Indebtedness (directly, contingently or otherwise) in excess of $200,000 individually or $500,000 in the aggregate, make a loan or advance to or investment in any third party, or guarantee or endorse any Indebtedness, Liability or obligation of any Person (provided, that this Section 5.3(b)(iv) shall not prevent the Purchaser from borrowing funds necessary to finance its ordinary course administrative costs and expenses and Expenses incurred in connection with the consummation of the Merger and the other transactions contemplated by this Agreement (including the costs and expenses necessary for an Extension (such expenses, “Extension Expenses”), up to aggregate additional Indebtedness during the Interim Period of $1,000,000);

(v) make or rescind any material election relating to Taxes, settle any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, file any amended Tax Return or claim for refund, or make any material change in its accounting or Tax policies or procedures, in each case except as required by applicable Law or in compliance with GAAP;

(vi) amend, waive or otherwise change the Trust Agreement in any manner adverse to the Purchaser;

(vii) terminate, waive or assign any material right under any Purchaser Material Contract;

(viii) fail to maintain its books, accounts and records in all material respects in the ordinary course of business consistent with past practice;

(ix) establish any Subsidiary or enter into any new line of business;

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(x) fail to use commercially reasonable efforts to keep in force insurance policies or replacement or revised policies providing insurance coverage with respect to its assets, operations and activities in such amount and scope of coverage substantially similar to that which is currently in effect;

(xi) revalue any of its material assets or make any material change in accounting methods, principles or practices, except to the extent required to comply with GAAP and after consulting the Purchaser’s outside auditors;

(xii) waive, release, assign, settle or compromise any claim, action or proceeding (including any suit, action, claim, proceeding or investigation relating to this Agreement or the transactions contemplated hereby), other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (and not the imposition of equitable relief on, or the admission of wrongdoing by, the Purchaser or its Subsidiary) not in excess of $200,000 (individually or in the aggregate), or otherwise pay, discharge or satisfy any Actions, Liabilities or obligations, unless such amount has been reserved in the Purchaser Financials;

(xiii) acquire, including by merger, consolidation, acquisition of equity interests or assets, or any other form of business combination, any corporation, partnership, limited liability company, other business organization or any division thereof, or any material amount of assets outside the ordinary course of business;

(xiv) make capital expenditures in excess of $200,000 individually for any project (or set of related projects) or $500,000 in the aggregate (excluding for the avoidance of doubt, incurring any Expenses);

(xv) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than with respect to the Merger);

(xvi) voluntarily incur any Liability or obligation (whether absolute, accrued, contingent or otherwise) in excess of $200,000 individually or $500,000 in the aggregate (excluding the incurrence of any Expenses) other than pursuant to the terms of a Contract in existence as of the date of this Agreement or entered into in the ordinary course of business or in accordance with the terms of this Section 5.3 during the Interim Period;

(xvii) sell, lease, license, transfer, exchange or swap, mortgage or otherwise pledge or encumber (including securitizations), or otherwise dispose of any material portion of its properties, assets or rights;

(xviii) enter into any agreement, understanding or arrangement with respect to the voting of Purchaser Securities;

(xix) take any action that would reasonably be expected to significantly delay or impair the obtaining of any Consents of any Governmental Authority to be obtained in connection with this Agreement; or

(xx) authorize or agree to do any of the foregoing actions.

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5.4 Annual and Interim Financial Statements.

(a) During the Interim Period, within thirty (30) calendar days following the end of each calendar month, each three-month quarterly period and each fiscal year, the Company shall deliver to the Purchaser an unaudited income statement and an unaudited balance sheet of the Company for the period from the Balance Sheet Date through the end of such calendar month, quarterly period or fiscal year and the applicable comparative period in the preceding fiscal year, in each case accompanied by a certificate of the Chief Financial Officer of the Company to the effect that all such financial statements fairly present the financial position and results of operations of the Company as of the date or for the periods indicated, in accordance with GAAP, subject to year-end audit adjustments and excluding footnotes.

(b) As promptly as practicable after the date of this Agreement (but in no event later than 30 days after the date of this Agreement), the Company shall use its commercially reasonable efforts to deliver to the Purchaser, audited financial statements for the fiscal years ended December 31, 2022, and December 31, 2021, which financial statements shall have been audited in accordance with PCAOB auditing standards by a PCAOB qualified auditor. Such audited financial statements shall be accompanied by a certificate of the Chief Financial Officer of the Company to the effect that all such financial statements fairly present the financial position and results of operations of the Company as of the date or for the periods indicated, in accordance with GAAP.

5.5 Purchaser Public Filings. During the Interim Period, the Purchaser will keep current and timely file all of its public filings with the SEC and otherwise comply in all material respects with applicable securities Laws and shall use its commercially reasonable efforts prior to the Closing to maintain the listing of the Purchaser Public Units, the shares of Purchaser Class A Common Stock and the Purchaser Rights on Nasdaq; provided, that the Parties acknowledge and agree that from and after the Closing, the Parties intend to list on Nasdaq only the Purchaser Common Stock.

5.6 No Solicitation.

(a) For purposes of this Agreement, (i) an “Acquisition Proposal” means any inquiry, proposal or offer, or any indication of interest in making an offer or proposal, from any Person or group at any time relating to an Alternative Transaction, and (ii) an “Alternative Transaction” means (A) with respect to the Company and its Affiliates, a transaction (other than the transactions contemplated by this Agreement) concerning the sale of (x) all or any material part of the business or assets of the Company (other than in the ordinary course of business consistent with past practice) or (y) any of the shares or other equity interests or profits of the Company, in any case, whether such transaction takes the form of a sale of shares or other equity interests, assets, merger, consolidation, issuance of debt securities, management Contract, joint venture or partnership, or otherwise and (B) with respect to the Purchaser and its Affiliates, a transaction (other than the transactions contemplated by this Agreement) concerning a Business Combination involving Purchaser.

(b) During the Interim Period, in order to induce the other Parties to continue to commit to expend management time and financial resources in furtherance of the transactions contemplated hereby, each Party shall not, and shall cause its Representatives to not, without the prior written consent of the Company and the Purchaser, directly or indirectly, (i) solicit, assist, initiate or facilitate the making, submission or announcement of, or intentionally encourage, any Acquisition Proposal, (ii) furnish any non-public information regarding such Party or its Affiliates or their respective businesses, operations, assets, Liabilities, financial condition, prospects or employees to any Person or group (other than a Party to this Agreement or their respective Representatives) in connection with or in response to an Acquisition Proposal, (iii) engage or participate in discussions or negotiations with any Person or group with respect to, or that could reasonably be expected to lead to, an Acquisition Proposal, (iv) approve, endorse or recommend, or publicly propose to approve, endorse or recommend, any Acquisition Proposal, (v) negotiate or enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to any Acquisition Proposal, or (vi) release any third Person from, or waive any provision of, any confidentiality agreement to which such Party is a party.

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(c) Each Party shall notify the others as promptly as practicable (and in any event within 48 hours) in writing of the receipt by such Party or any of its Representatives of (i) any bona fide inquiries, proposals or offers, requests for information or requests for discussions or negotiations regarding or constituting any Acquisition Proposal or any bona fide inquiries, proposals or offers, requests for information or requests for discussions or negotiations that could be expected to result in an Acquisition Proposal, and (ii) any request for non-public information relating to such Party or its Affiliates in connection with any Acquisition Proposal, specifying in each case, the material terms and conditions thereof (including a copy thereof if in writing or a written summary thereof if oral) and the identity of the party making such inquiry, proposal, offer or request for information. Each Party shall keep the others promptly informed of the status of any such inquiries, proposals, offers or requests for information. During the Interim Period, each Party shall, and shall cause its Representatives to, immediately cease and cause to be terminated any solicitations, discussions or negotiations with any Person with respect to any Acquisition Proposal and shall, and shall direct its Representatives to, cease and terminate any such solicitations, discussions or negotiations.

5.7 No Trading. The Company acknowledges and agrees that it is aware, and that the Company’s Affiliates are aware (and each of their respective Representatives is aware or, upon receipt of any material nonpublic information of the Purchaser, will be advised) of the restrictions imposed by U.S. federal securities laws and the rules and regulations of the SEC and Nasdaq promulgated thereunder or otherwise (the “Federal Securities Laws”) and other applicable foreign and domestic Laws on a Person possessing material nonpublic information about a publicly traded company. The Company hereby agrees that, while it is in possession of such material nonpublic information, it shall not purchase or sell any securities of the Purchaser (other than to engage in the Merger in accordance with Article I), communicate such information to any third party, take any other action with respect to the Purchaser in violation of such Laws, or cause or encourage any third party to do any of the foregoing.

5.8 Notification of Certain Matters. During the Interim Period, each Party shall give prompt notice to the other Parties if such Party or its Affiliates: (a) fails to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it or its Affiliates hereunder in any material respect; (b) receives any notice or other communication in writing from any third party (including any Governmental Authority) alleging (i) that the Consent of such third party is or may be required in connection with the transactions contemplated by this Agreement or (ii) any non-compliance with any Law by such Party or its Affiliates; (c) receives any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement; (d) discovers any fact or circumstance that, or becomes aware of the occurrence or non-occurrence of any event the occurrence or non-occurrence of which, would reasonably be expected to cause or result in any of the conditions to the Closing set forth in Article VI not being satisfied or the satisfaction of those conditions being materially delayed; or (e) becomes aware of the commencement or threat, in writing, of any Action against such Party or any of its Affiliates, or any of their respective properties or assets, or, to the Knowledge of such Party, any officer, director, partner, member or manager, in his, her or its capacity as such, of such Party or of its Affiliates with respect to the consummation of the transactions contemplated by this Agreement. No such notice shall constitute an acknowledgement or admission by the Party providing the notice regarding whether or not any of the conditions to the Closing have been satisfied or in determining whether or not any of the representations, warranties or covenants contained in this Agreement have been breached.

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5.9 Efforts.

(a) Subject to the terms and conditions of this Agreement, each Party shall use its commercially reasonable efforts, and shall cooperate fully with the other Parties, to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable Laws and regulations to consummate the transactions contemplated by this Agreement (including the receipt of all applicable Consents of Governmental Authorities) and to comply as promptly as practicable with all requirements of Governmental Authorities applicable to the transactions contemplated by this Agreement.

(b) In furtherance and not in limitation of Section 5.9(a), to the extent required under any Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade (“Antitrust Laws”), each Party hereto agrees to make any required filing or application under Antitrust Laws, as applicable, with each of the Purchaser and the Company bearing fifty percent (50%) of the costs and expenses thereof. with respect to the transactions contemplated hereby as promptly as practicable, to supply as promptly as reasonably practicable any additional information and documentary material that may be reasonably requested pursuant to Antitrust Laws and to take all other actions reasonably necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods under Antitrust Laws as soon as practicable, including by requesting early termination of the waiting period provided for under the Antitrust Laws. Each Party shall, in connection with its efforts to obtain all requisite approvals and authorizations for the transactions contemplated by this Agreement under any Antitrust Law, use its commercially reasonable efforts to: (i) cooperate in all respects with each other Party or its Affiliates in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private Person; (ii) keep the other Parties reasonably informed of any communication received by such Party or its Representatives from, or given by such Party or its Representatives to, any Governmental Authority and of any communication received or given in connection with any proceeding by a private Person, in each case regarding any of the transactions contemplated by this Agreement; (iii) permit a Representative of the other Parties and their respective outside counsel to review any communication given by it to, and consult with each other in advance of any meeting or conference with, any Governmental Authority or, in connection with any proceeding by a private Person, with any other Person, and to the extent permitted by such Governmental Authority or other Person, give a Representative or Representatives of the other Parties the opportunity to attend and participate in such meetings and conferences; (iv) in the event a Party’s Representative is prohibited from participating in or attending any meetings or conferences, the other Parties shall keep such Party promptly and reasonably apprised with respect thereto; and (v) use commercially reasonable efforts to cooperate in the filing of any memoranda, white papers, filings, correspondence or other written communications explaining or defending the transactions contemplated hereby, articulating any regulatory or competitive argument, and/or responding to requests or objections made by any Governmental Authority.

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(c) As soon as reasonably practicable following the date of this Agreement, the Parties shall reasonably cooperate with each other and use (and shall cause their respective Affiliates to use) their respective commercially reasonable efforts to prepare and file with Governmental Authorities requests for approval of the transactions contemplated by this Agreement and shall use all commercially reasonable efforts to have such Governmental Authorities approve the transactions contemplated by this Agreement. Each Party shall give prompt written notice to the other Parties if such Party or any of its Representatives receives any notice from such Governmental Authorities in connection with the transactions contemplated by this Agreement, and shall promptly furnish the other Parties with a copy of such Governmental Authority notice. If any Governmental Authority requires that a hearing or meeting be held in connection with its approval of the transactions contemplated hereby, whether prior to the Closing or after the Closing, each Party shall arrange for Representatives of such Party to be present for such hearing or meeting. If any objections are asserted with respect to the transactions contemplated by this Agreement under any applicable Law or if any Action is instituted (or threatened to be instituted) by any applicable Governmental Authority or any private Person challenging any of the transactions contemplated by this Agreement or any Ancillary Document as violative of any applicable Law or which would otherwise prevent, materially impede or materially delay the consummation of the transactions contemplated hereby or thereby, the Parties shall use their commercially reasonable efforts to resolve any such objections or Actions so as to timely permit consummation of the transactions contemplated by this Agreement and the Ancillary Documents, including in order to resolve such objections or Actions which, in any case if not resolved, could reasonably be expected to prevent, materially impede or materially delay the consummation of the transactions contemplated hereby or thereby. In the event any Action is instituted (or threatened to be instituted) by a Governmental Authority or private Person challenging the transactions contemplated by this Agreement, or any Ancillary Document, the Parties shall, and shall cause their respective Representatives to, reasonably cooperate with each other and use their respective commercially reasonable efforts to contest and resist any such Action and to have vacated, lifted, reversed or overturned any Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement or the Ancillary Documents.

(d) Prior to the Closing, each Party shall use its commercially reasonable efforts to obtain any Consents of Governmental Authorities or other third Persons as may be necessary for the consummation by such Party or its Affiliates of the transactions contemplated by this Agreement or required as a result of the execution or performance of, or consummation of the transactions contemplated by, this Agreement by such Party or its Affiliates, and the other Parties shall provide reasonable cooperation in connection with such efforts.

5.10 Tax Matters. Each of the Parties shall use its reasonable best efforts to cause the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. None of the Parties shall (and each of the Parties shall cause their respective Subsidiaries not to) take any action, or fail to take any action, that could reasonably be expected to cause the Merger to fail to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. The Parties intend to report and, except to the extent otherwise required by Law, shall report, for federal income tax purposes, the Merger as a “reorganization” within the meaning of Section 368(a) of the Code.

5.11 Further Assurances. The Parties hereto shall further cooperate with each other and use their respective commercially reasonable efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable on their part under this Agreement and applicable Laws to consummate the transactions contemplated by this Agreement as soon as reasonably practicable, including preparing and filing as soon as practicable all documentation to effect all necessary notices, reports and other filings.

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5.12 The Registration Statement.

(a) As promptly as practicable after the date hereof, the Purchaser shall prepare with the reasonable assistance of the Company, and file with the SEC a registration statement on Form S-4 (as amended or supplemented from time to time, and including the Proxy Statement contained therein, the “Registration Statement”) in connection with the registration under the Securities Act of the Purchaser Class A Common Stock to be issued under this Agreement as the Merger Consideration, which Registration Statement will also contain a proxy statement (as amended, the “Proxy Statement”) for the purpose of soliciting proxies from Purchaser stockholders for the matters to be acted upon at the Purchaser Special Meeting and providing the Public Stockholders an opportunity in accordance with the Purchaser’s Organizational Documents and the IPO Prospectus to have their shares of Purchaser Class A Common Stock redeemed (the “Redemption”) in conjunction with the stockholder vote on the Purchaser Stockholder Approval Matters. The Proxy Statement shall include proxy materials for the purpose of soliciting proxies from Purchaser stockholders to vote, at a special meeting of Purchaser stockholders to be called and held for such purpose (the “Purchaser Special Meeting”), in favor of resolutions approving (i) the adoption and approval of this Agreement and the transactions contemplated hereby or referred to herein, including the Merger (and to the extent required, the issuance of any shares in connection with a PIPE Investment), by the holders of shares of Purchaser Common Stock in accordance with the Purchaser’s Organizational Documents, the DCGL and the rules and regulations of the SEC and Nasdaq, (ii) adoption and approval of the Amended and Restated Certificate of Incorporation in form and substance reasonably acceptable to the Company and the Purchaser, including the change of the name of the Purchaser; provided, that if the Amended Company Charter and the Class B Share Exchange are not agreed to by the Company Special Committee or not approved by the High Vote Company Stockholder Approval, the Amended Purchaser Charter will not include any provisions regarding the Purchaser Class B Common Stock and will only provide for a single class of common stock, (iii) adoption and approval of a new equity incentive plan in form and substance reasonably acceptable to the Purchaser and the Company (the “Incentive Plan”), and which will provide for awards for a number of shares of Purchaser Common Stock (including for the Assumed Options) equal to ten percent (10%) of (x) the aggregate number of shares of Purchaser Common Stock issued and outstanding immediately after the Closing (giving effect to the Redemption), plus (y) the number of Earnout Shares potentially issuable pursuant to the milestones set forth in Section 1.13 of this Agreement, which Incentive Plan shall have an annual “evergreen” increase as of January 1 of each calendar year, beginning with January 1, 2024 and continuing until (and including January 1, 2033, with such annual increase not to exceed two (2%) of the aggregate number of shares of Purchaser Common Stock issued and outstanding as of the end of the day immediate prior to such increase, (iv) the appointment of the members of the Post-Closing Purchaser Board in accordance with Section 5.17 hereof, (v) such other matters as the Company and Purchaser shall hereafter mutually determine to be necessary or appropriate in order to effect the Merger and the other transactions contemplated by this Agreement (the approvals described in foregoing clauses (i) through (v), collectively, the “Purchaser Stockholder Approval Matters”), and (vi) the adjournment of the Purchaser Special Meeting, if necessary or desirable in the reasonable determination of Purchaser. If on the date for which the Purchaser Special Meeting is scheduled, Purchaser has not received proxies representing a sufficient number of shares to obtain the Required Purchaser Stockholder Approval, whether or not a quorum is present, Purchaser may make one or more successive postponements or adjournments of the Purchaser Special Meeting. In connection with the Registration Statement, the Purchaser will file with the SEC financial and other information about the transactions contemplated by this Agreement in accordance with applicable Law and applicable proxy solicitation and registration statement rules set forth in the Purchaser’s Organizational Documents, the DGCL and the rules and regulations of the SEC and Nasdaq. The Purchaser shall cooperate and provide the Company (and its counsel) with a reasonable opportunity to review and comment on the Registration Statement and any amendment or supplement thereto prior to filing the same with the SEC. The Company shall provide the Purchaser with such information concerning the Company and their stockholders, officers, directors, employees, assets, Liabilities, condition (financial or otherwise), business and operations that may be required or appropriate for inclusion in the Registration Statement, or in any amendments or supplements thereto, which information provided by the Company shall be true and correct and not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not materially misleading.

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(b) The Purchaser shall take any and all reasonable and necessary actions required to satisfy the requirements of the Securities Act, the Exchange Act and other applicable Laws in connection with the Registration Statement, the Purchaser Special Meeting and the Redemption. Each of Purchaser and the Company shall, and shall cause each of its Subsidiaries to, make their respective directors, officers and employees, upon reasonable advance notice, available to the Company, Purchaser and, after the Closing, the Purchaser Representative, and their respective Representatives in connection with the drafting of the public filings with respect to the transactions contemplated by this Agreement, including the Registration Statement, and responding in a timely manner to comments from the SEC. Each Party shall promptly correct any information provided by it for use in the Registration Statement (and other related materials) if and to the extent that such information is determined to have become false or misleading in any material respect or as otherwise required by applicable Laws. Purchaser shall amend or supplement the Registration Statement and cause the Registration Statement, as so amended or supplemented, to be filed with the SEC and to be disseminated to Purchaser stockholders, in each case as and to the extent required by applicable Laws and subject to the terms and conditions of this Agreement and the Purchaser’s Organizational Documents.

(c) Purchaser, with the assistance of the other Parties, shall promptly respond to any SEC comments on the Registration Statement and shall otherwise use its commercially reasonable efforts to cause the Registration Statement to “clear” comments from the SEC and become effective. Purchaser shall provide the Company with copies of any written comments, and shall inform the Company of any material oral comments, that Purchaser or its Representatives receive from the SEC or its staff with respect to the Registration Statement, the Purchaser Special Meeting and the Redemption promptly after the receipt of such comments and shall give the Company a reasonable opportunity under the circumstances to review and comment on any proposed written or material oral responses to such comments.

(d) As soon as practicable following the Registration Statement “clearing” comments from the SEC and becoming effective, the Purchaser shall distribute the Registration Statement to the Purchaser’s stockholders, and, pursuant thereto, shall duly call, give notice of, convene and hold the Purchaser Special Meeting in accordance with the DGCL.

(e) Purchaser shall comply with all applicable Laws, any applicable rules and regulations of Nasdaq, the Purchaser’s Organizational Documents and this Agreement in the preparation, filing and distribution of the Registration Statement, any solicitation of proxies thereunder, the calling and holding of the Purchaser Special Meeting and the Redemption.

5.13 Company Stockholder Meeting. As promptly as practicable after the Registration Statement has become effective, the Company will call a meeting of its stockholders in order to obtain the Required Company Stockholder Approval (the “Company Special Meeting”), and the Company shall use its reasonable best efforts to solicit from the Company Stockholders proxies in favor of the Required Company Stockholder Approval prior to such Company Special Meeting, and to take all other actions necessary or advisable to secure the Required Company Stockholder Approval, including enforcing the Voting Agreements.

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5.14 Public Announcements.

(a) The Parties agree that during the Interim Period no public release, filing or announcement concerning this Agreement or the Ancillary Documents or the transactions contemplated hereby or thereby shall be issued by any Party or any of their Affiliates without the prior written consent of the Purchaser and the Company (which consent shall not be unreasonably withheld, conditioned or delayed), except as such release or announcement may be required by applicable Law or the rules or regulations of any securities exchange, in which case the applicable Party shall use commercially reasonable efforts to allow the other Parties reasonable time to comment on, and arrange for any required filing with respect to, such release or announcement in advance of such issuance.

(b) The Parties shall mutually agree upon and, as promptly as practicable after the execution of this Agreement (but in any event within four (4) Business Days thereafter), issue a press release announcing the execution of this Agreement (the “Signing Press Release”). Promptly after the issuance of the Signing Press Release, the Purchaser shall file a current report on Form 8-K (the “Signing Filing”) with the Signing Press Release and a description of this Agreement as required by Federal Securities Laws, which the Company shall review, comment upon and approve (which approval shall not be unreasonably withheld, conditioned or delayed) prior to filing (with the Company reviewing, commenting upon and approving such Signing Filing in any event no later than the third (3rd) Business Day after the execution of this Agreement). The Parties shall mutually agree upon and, as promptly as practicable after the Closing (but in any event within four (4) Business Days thereafter), issue a press release announcing the consummation of the transactions contemplated by this Agreement (the “Closing Press Release”). Promptly after the issuance of the Closing Press Release, the Purchaser shall file a current report on Form 8-K (the “Closing Filing”) with the Closing Press Release and a description of the Closing as required by Federal Securities Laws which the Seller Representative and the Purchaser Representative shall review, comment upon and approve (which approval shall not be unreasonably withheld, conditioned or delayed) prior to filing. In connection with the preparation of the Signing Press Release, the Signing Filing, the Closing Filing, the Closing Press Release, or any other report, statement, filing notice or application made by or on behalf of a Party to any Governmental Authority or other third party in connection with the transactions contemplated hereby, each Party shall, upon request by any other Party, furnish the Parties with all information concerning themselves, their respective directors, officers and equity holders, and such other matters as may be reasonably necessary or advisable in connection with the transactions contemplated hereby, or any other report, statement, filing, notice or application made by or on behalf of a Party to any third party and/ or any Governmental Authority in connection with the transactions contemplated hereby.

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5.15 Confidential Information.

(a) The Company and the Seller Representative hereby agree that during the Interim Period and, in the event that this Agreement is terminated in accordance with Article VII, for a period of two (2) years after such termination, they shall, and shall cause their respective Representatives to: (i) treat and hold in strict confidence any Purchaser Confidential Information, and will not use for any purpose (except in connection with the consummation of the transactions contemplated by this Agreement or the Ancillary Documents, performing their obligations hereunder or thereunder, enforcing their rights hereunder or thereunder, or in furtherance of their authorized duties on behalf of the Purchaser or its Subsidiaries), nor directly or indirectly disclose, distribute, publish, disseminate or otherwise make available to any third party any of the Purchaser Confidential Information without the Purchaser’s prior written consent; and (ii) in the event that the Company, the Seller Representative or any of their respective Representatives, during the Interim Period or, in the event that this Agreement is terminated in accordance with Article VII, for a period of two (2) years after such termination, becomes legally compelled to disclose any Purchaser Confidential Information, (A) provide the Purchaser to the extent legally permitted with prompt written notice of such requirement so that the Purchaser or an Affiliate thereof may seek, at Purchaser’s cost, a protective Order or other remedy or waive compliance with this Section 5.15(a), and (B) in the event that such protective Order or other remedy is not obtained, or the Purchaser waives compliance with this Section 5.15(a), furnish only that portion of such Purchaser Confidential Information which is legally required to be provided as advised in writing by outside counsel and to exercise its commercially reasonable efforts to obtain assurances that confidential treatment will be accorded such Purchaser Confidential Information. In the event that this Agreement is terminated and the transactions contemplated hereby are not consummated, the Company and the Seller Representative shall, and shall cause their respective Representatives to, promptly deliver to the Purchaser or destroy (at Purchaser’s election) any and all copies (in whatever form or medium) of Purchaser Confidential Information and destroy all notes, memoranda, summaries, analyses, compilations and other writings related thereto or based thereon; provided, however, that the Company and the Seller Representative and their respective Representatives shall be entitled to keep any records required by applicable Law or bona fide record retention policies; and provided, further, that any Purchaser Confidential Information that is not returned or destroyed shall remain subject to the confidentiality obligations set forth in this Agreement.

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(b) The Purchaser hereby agrees that during the Interim Period and, in the event that this Agreement is terminated in accordance with Article VII, for a period of two (2) years after such termination, it shall, and shall cause its Representatives to: (i) treat and hold in strict confidence any Company Confidential Information, and will not use for any purpose (except in connection with the consummation of the transactions contemplated by this Agreement or the Ancillary Documents, performing its obligations hereunder or thereunder or enforcing its rights hereunder or thereunder), nor directly or indirectly disclose, distribute, publish, disseminate or otherwise make available to any third party any of the Company Confidential Information without the Company’s prior written consent; and (ii) in the event that the Purchaser or any of its Representatives, during the Interim Period or, in the event that this Agreement is terminated in accordance with Article VII, for a period of two (2) years after such termination, becomes legally compelled to disclose any Company Confidential Information, (A) provide the Company to the extent legally permitted with prompt written notice of such requirement so that the Company may seek, at the Company’s sole expense, a protective Order or other remedy or waive compliance with this Section 5.15(b) and (B) in the event that such protective Order or other remedy is not obtained, or the Company waives compliance with this Section 5.15(b), furnish only that portion of such Company Confidential Information which is legally required to be provided as advised in writing by outside counsel and to exercise its commercially reasonable efforts to obtain assurances that confidential treatment will be accorded such Company Confidential Information. In the event that this Agreement is terminated and the transactions contemplated hereby are not consummated, the Purchaser shall, and shall cause its Representatives to, promptly deliver to the Company or destroy (at the Purchaser’s election) any and all copies (in whatever form or medium) of Company Confidential Information and destroy all notes, memoranda, summaries, analyses, compilations and other writings related thereto or based thereon; provided, however, that the Purchaser and its Representatives shall be entitled to keep any records required by applicable Law or bona fide record retention policies; and provided, further, that any Company Confidential Information that is not returned or destroyed shall remain subject to the confidentiality obligations set forth in this Agreement. Notwithstanding the foregoing, the Purchaser and its Representatives shall be permitted to disclose any and all Company Confidential Information to the extent required by the Federal Securities Laws.

5.16 Documents and Information. After the Closing Date, the Purchaser and the Company shall, and shall cause their respective Subsidiaries to, until the seventh (7th) anniversary of the Closing Date, retain all books, records and other documents pertaining to the business of the Company in existence on the Closing Date and make the same available for inspection and copying by the Purchaser Representative during normal business hours of the Company upon reasonable request and upon reasonable notice.

5.17 Post-Closing Board of Directors and Executive Officers.

(a) The Parties shall take all necessary action, including causing the directors of the Purchaser to resign, so that effective as of the Closing, the Purchaser’s board of directors (the “Post-Closing Purchaser Board”) will consist of seven (7) individuals. Immediately after the Closing, the Parties shall take all necessary action to designate and appoint to the Post-Closing Purchaser Board (i) four (4) persons that are designated by the Company prior to the Closing (the “Company Directors”), at least one (1) of whom shall be required to qualify as an independent director under Nasdaq rules, and (ii) three (3) persons that are mutually agreed on by the Company and Purchaser prior to the Closing, all of whom shall be required to qualify as an independent director under Nasdaq rules (the “Purchaser Directors”, and together with the Company Directors, the “Directors” and each individually a “Director”), who shall be required to qualify as an independent director under Nasdaq rules. At or prior to the Closing, the Purchaser will provide each Director with a customary director indemnification agreement, in form and substance reasonably acceptable to such Director.

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(b) The Parties shall take all action necessary, including causing the executive officers of Purchaser to resign, so that the individuals serving as the chief executive officer and chief financial officer, respectively, of Purchaser immediately after the Closing will be the same individuals (in the same office) as that of the Company immediately prior to the Closing (unless, at its sole discretion, the Company desires to appoint another qualified person to either such role, in which case, such other person identified by the Company shall serve in such role).

5.18 Indemnification of Directors and Officers; Tail Insurance.

(a) The Parties agree that all rights to exculpation, indemnification and advancement of expenses existing in favor of the current or former directors and officers of the Purchaser, Merger Sub or the Company and each Person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise at the request of the Purchaser, Merger Sub or the Company (the “D&O Indemnified Persons”) as provided in their respective Organizational Documents or under any indemnification, employment or other similar agreements between any D&O Indemnified Person and the Purchaser or Merger Sub, in each case as in effect on the date of this Agreement, shall survive the Closing and continue in full force and effect in accordance with their respective terms to the extent permitted by applicable Law. For a period of six (6) years after the Effective Time, the Purchaser shall cause the Organizational Documents of the Purchaser and the Surviving Corporation to contain provisions no less favorable with respect to exculpation and indemnification of and advancement of expenses to D&O Indemnified Persons than are set forth as of the date of this Agreement in the Organizational Documents of the Purchaser, Merger Sub and the Company to the extent permitted by applicable Law. The provisions of this Section 5.18 shall survive the consummation of the Merger and are intended to be for the benefit of, and shall be enforceable by, each of the D&O Indemnified Persons and their respective heirs and representatives.

(b) For the benefit of the Purchaser’s and Merger Sub’s directors and officers, the Purchaser shall be permitted prior to the Effective Time to obtain and fully pay the premium for a “tail” insurance policy that provides coverage for up to a six-year period from and after the Effective Time for events occurring prior to the Effective Time (the “D&O Tail Insurance”) that is substantially equivalent to and in any event not less favorable in the aggregate than the Purchaser’s existing policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage. If obtained, the Purchaser shall maintain the D&O Tail Insurance in full force and effect, and continue to honor the obligations thereunder, and the Purchaser shall timely pay or caused to be paid all premiums with respect to the D&O Tail Insurance.

5.19 Trust Account Proceeds. The Parties agree that after the Closing, the funds in the Trust Account, after taking into account payments for the Redemption, and any proceeds received by Purchaser from any PIPE Investment shall first be used to pay (i) the Purchaser’s accrued Expenses, (ii) the Purchaser’s deferred Expenses (including cash amounts payable to the IPO Underwriter and any legal fees) of the IPO and (iii) any loans owed by the Purchaser to the Sponsor for any Expenses (including deferred Expenses), other administrative costs and expenses incurred by or on behalf of the Purchaser or Extension Expenses and (iii) any other Liabilities of the Purchaser as of the Closing. Such Expenses, as well as any Expenses that are required to be paid by delivery of the Purchaser’s securities, will be paid at the Closing. Any remaining cash will be used for working capital and general corporate purposes of the Purchaser and the Surviving Corporation.

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5.20 PIPE Investment. Without limiting anything to the contrary contained herein, during the Interim Period, Purchaser may, but shall not be required to, enter into and consummate subscription agreements with investors relating to a private equity investment in Purchaser to purchase shares of the Purchaser in connection with a private placement, and/or enter into forward purchase arrangements or backstop arrangements with potential investors, in each case on terms mutually agreeable to the Company and Purchaser, acting reasonably (a “PIPE Investment”), and, if Purchaser elects to seek a PIPE Investment, Purchaser and the Company shall, and shall cause their respective Representatives to, cooperate with each other and their respective Representatives in connection with such PIPE Investment and use their respective commercially reasonable efforts to cause such PIPE Investment to occur (including having the Company’s senior management participate in any investor meetings and roadshows as reasonably requested by Purchaser).

5.21 Employment Agreements. Effective on the Closing Date, the Purchaser shall enter into employment agreements with key executive listed on Schedule 5.21 (the “New Employment Agreements”), which agreements shall be mutually satisfactory to the Company, the Purchaser and the employee.

5.22 Company Amended Charter and Class B Share Exchange. Either prior to or promptly after the date of this Agreement, the Company shall form a special committee of the Board of Directors of the Company (the “Company Special Committee”), which Company Special Committee shall exclude the Company Founders (or their respective Affiliates). The Special Committee shall negotiate with the Company Founders (i) one or more amendments to the Company Certificate of Incorporation, in form and substance acceptable to the Company Special Committee (in its sole discretion) and the Company Founders, to create and authorize shares of Company Class B Common Stock (the “Amended Company Charter”), and (ii) an exchange of the shares of Company Class A Common Stock held by each of the Company Founders (or their respective Affiliates) for an equal number of shares of Company Class B Common Stock for such consideration as agreed by the Company Special Committee (the “Class B Share Exchange”), which Amended Company Charter and Class B Share Exchange would become effective immediately prior to the Effective Time, subject to the High Vote Company Stockholder Approval. If the Company Special Committee and the Company Founders come to an agreement with respect to the Amended Company Charter and the Class B Share Exchange, then promptly after such agreement, the Company shall submit such agreement to the Company Stockholders for approval by a majority of the issued and outstanding shares of Company Common Stock under the terms of the Company Certificate of Incorporation, in each case excluding any shares of Company Common Stock held by the Company Founders or their respect Affiliates (the “High Vote Company Stockholder Approval”). Subject to the execution of an agreement between the Company Special Committee and the Company Founders regarding the Amended Company Charter and the Class B Share Exchange, and the approval thereof by the High Vote Company Stockholder Approval, the Company shall file the Amended Company Charter with the Secretary of State of the State of Nevada and consummate the Class B Share Exchange, in each case, effective immediately prior to the Effective Time.

Article VI
CLOSING CONDITIONS

6.1 Conditions to Each Party’s Obligations. The obligations of each Party to consummate the Merger and the other transactions described herein shall be subject to the satisfaction or written waiver (where permissible) by the Company and the Purchaser of the following conditions:

(a) Required Purchaser Stockholder Approval. The Purchaser Stockholder Approval Matters that are submitted to the vote of the stockholders of the Purchaser at the Purchaser Special Meeting in accordance with the Proxy Statement shall have been approved by the requisite vote of the stockholders of the Purchaser at the Purchaser Special Meeting in accordance with the Purchaser’s Organizational Documents, applicable Law and the Proxy Statement (the “Required Purchaser Stockholder Approval”).

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(b) Required Company Stockholder Approval. The Company Special Meeting shall have been held in accordance with the NRS and the Company’s Organizational Documents, and at such meeting, the requisite vote of the Company Stockholders (including any separate class or series vote that is required, whether pursuant to the Company’s Organizational Documents, any stockholder agreement or otherwise) shall have authorized, approved and consented to, the execution, delivery and performance of this Agreement and each of the Ancillary Documents to which the Company is or is required to be a party or bound, and the consummation of the transactions contemplated hereby and thereby, including the Merger (the “Required Company Stockholder Approval”).

(c) Antitrust Laws. Any waiting period (and any extension thereof) applicable to the consummation of this Agreement under any Antitrust Laws shall have expired or been terminated.

(d) Requisite Regulatory Approvals. All Consents required to be obtained from or made with any Governmental Authority in order to consummate the transactions contemplated by this Agreement shall have been obtained or made.

(e) Requisite Consents. The Consents required to be obtained from or made with any third Person (other than a Governmental Authority) in order to consummate the transactions contemplated by this Agreement that are set forth in Schedule 6.1(e) shall have each been obtained or made.

(f) No Adverse Law or Order. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) or Order that is then in effect and which has the effect of making the transactions or agreements contemplated by this Agreement illegal or which otherwise prevents or prohibits consummation of the transactions contemplated by this Agreement.

(g) Minimum Cash Condition. Upon the Closing, the Purchaser shall have cash and cash equivalents, including (i) funds remaining in the Trust Account (after giving effect to the completion and payment of the Redemption) and (ii) the proceeds from any PIPE Investment, equal to at least Ten Million U.S. Dollars ($10,000,000), after payment of amounts owed to the Sponsor and its affiliates but prior to payment of Transaction Expenses in an aggregate amount not to exceed One Million Six Hundred Thousand dollars ($1,600,000). For the avoidance of doubt, the cash proceeds of any convertible notes of the Purchaser and the proceeds of any forward purchase agreement shall count towards meeting the above minimum cash condition.

(h) Appointment to the Board. The members of the Post-Closing Purchaser Board shall have been elected or appointed as of the Closing consistent with the requirements of Section 5.17.

(i) Registration Statement. The Registration Statement shall have been declared effective by the SEC and shall remain effective as of the Closing, and no stop order or similar order shall be in effect with respect to the Registration Statement.

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6.2 Conditions to Obligations of the Company. In addition to the conditions specified in Section 6.1, the obligations of the Company to consummate the Merger and the other transactions contemplated by this Agreement are subject to the satisfaction or written waiver by the Company of the following conditions:

(a) Representations and Warranties. All of the representations and warranties of the Purchaser set forth in this Agreement and in any certificate delivered by or on behalf of the Purchaser pursuant hereto shall be true and correct on and as of the date of this Agreement and on and as of the Closing Date as if made on the Closing Date, except for (i) those representations and warranties that address matters only as of a particular date (which representations and warranties shall have been accurate as of such date), and (ii) any failures to be true and correct that (without giving effect to any qualifications or limitations as to materiality or Material Adverse Effect), individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on, or with respect to, the Purchaser.

(b) Agreements and Covenants. The Purchaser shall have performed in all material respects all of the Purchaser’s obligations and complied in all material respects with all of the Purchaser’s agreements and covenants under this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c) No Purchaser Material Adverse Effect. No Material Adverse Effect shall have occurred with respect to the Purchaser since the date of this Agreement which is continuing and uncured.

(d) Closing Deliveries.

(i) Officer Certificate. The Purchaser shall have delivered to the Company a certificate, dated the Closing Date, signed by an executive officer of the Purchaser in such capacity, certifying as to the satisfaction of the conditions specified in Sections 6.2(a), 6.2(b) and 6.2(c).

(ii) Secretary Certificate. The Purchaser shall have delivered to the Company a certificate from its secretary or other executive officer certifying as to, and attaching, (A) copies of the Purchaser’s Organizational Documents as in effect as of the Closing Date, (B) the resolutions of the Purchaser’s board of directors authorizing and approving the execution, delivery and performance of this Agreement and each of the Ancillary Documents to which it is a party or by which it is bound, and the consummation of the transactions contemplated hereby and thereby, (C) evidence that the Required Purchaser Stockholder Approval has been obtained and (D) the incumbency of officers authorized to execute this Agreement or any Ancillary Document to which the Purchaser is or is required to be a party or otherwise bound.

(iii) Good Standing. The Purchaser shall have delivered to the Company a good standing certificate (or similar documents applicable for such jurisdictions) for the Purchaser certified as of a date no earlier than thirty (30) days prior to the Closing Date from the proper Governmental Authority of the Purchaser’s jurisdiction of organization and from each other jurisdiction in which the Purchaser is qualified to do business as a foreign entity as of the Closing, in each case to the extent that good standing certificates or similar documents are generally available in such jurisdictions.

(iv) Registration Rights Agreement. The Company shall have received a copy of a Registration Rights Agreement form and substance reasonably acceptable to the Purchaser and the Company, duly executed by the Purchaser and the Sponsor.

(v) Amended Purchaser Charter. The Amended Purchaser Charter, in form and substance reasonably acceptable to the Purchaser and the Company, shall have been filed with, and declared effective by, the Delaware Secretary of State (provided, that if the Amended Company Charter and the Class B Share Exchange are not agreed to by the Company Special Committee or not approved by the High Vote Company Stockholder Approval, the Amended Purchaser Charter will not include any provisions regarding the Purchaser Class B Common Stock).

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6.3 Conditions to Obligations of the Purchaser. In addition to the conditions specified in Section 6.1, the obligations of the Purchaser and Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement are subject to the satisfaction or written waiver (by the Purchaser) of the following conditions:

(a) Representations and Warranties. All of the representations and warranties of the Company set forth in this Agreement and in any certificate delivered by or on behalf of the Company pursuant hereto shall be true and correct on and as of the date of this Agreement and on and as of the Closing Date as if made on the Closing Date, except for (i) those representations and warranties that address matters only as of a particular date (which representations and warranties shall have been accurate as of such date), and (ii) any failures to be true and correct that (without giving effect to any qualifications or limitations as to materiality or Material Adverse Effect), individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on, or with respect to, the Company, taken as a whole.

(b) Agreements and Covenants. The Company shall have performed in all material respects all of its obligations and complied in all material respects with all of its agreements and covenants under this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c) No Material Adverse Effect. No Material Adverse Effect shall have occurred with respect to the Company taken as a whole since the date of this Agreement which is continuing and uncured.

(d) Certain Ancillary Documents. Each Lock-Up Agreement and Non-Competition Agreement shall have been dully executed by the Significant Company Holders and shall be in full force and effect in accordance with the terms thereof as of the Closing.

(e) Closing Deliveries.

(i) Officer Certificate. The Purchaser shall have received a certificate from the Company, dated as the Closing Date, signed by an executive officer of the Company in such capacity, certifying as to the satisfaction of the conditions specified in Sections 6.3(a), 6.3(b) and 6.3(c).

(ii) Secretary Certificate. The Company shall have delivered to the Purchaser a certificate executed by the Company’s secretary certifying as to the validity and effectiveness of, and attaching, (A) copies of the Company’s Organizational Documents as in effect as of the Closing Date (immediately prior to the Effective Time), (B) the requisite resolutions of the Company’s board of directors authorizing and approving the execution, delivery and performance of this Agreement and each Ancillary Document to which the Company is or is required to be a party or bound, and the consummation of the Merger and the other transactions contemplated hereby and thereby, and the adoption of the Surviving Corporation Organizational Documents, and recommending the approval and adoption of the same by the Company Stockholders, and (C) the incumbency of officers of the Company authorized to execute this Agreement or any Ancillary Document to which the Company is or is required to be a party or otherwise bound.

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(iii) Good Standing. The Company shall have delivered to the Purchaser good standing certificates (or similar documents applicable for such jurisdictions) for the Company certified as of a date no earlier than thirty (30) days prior to the Closing Date from the proper Governmental Authority of the Company’s jurisdiction of organization and from each other jurisdiction in which the Company is qualified to do business as a foreign corporation or other entity as of the Closing, in each case to the extent that good standing certificates or similar documents are generally available in such jurisdictions.

(iv) Certified Charter. The Company shall have delivered to the Purchaser a copy of the Company Charter, as in effect as of immediately prior to the Effective Time, certified by the Secretary of State of the State of Nevada as of a date no more than ten (10) Business Days prior to the Closing Date.

(v) Employment Agreements. The Purchaser shall have received the New Employment Agreements, in each case effective as of the Closing, in form and substance reasonably acceptable to the Company and the Purchaser, between each of the persons set forth Schedule 5.21 hereto and the Company or the Purchaser, as noted in Schedule 5.21, each such employment agreement duly executed by the parties thereto.

(vi) Transmittal Documents. The Exchange Agent shall have received from each Company Stockholder the Transmittal Documents, each in form reasonably acceptable for transfer on the books of the Company.

(vii) Company Convertible Securities. The Purchaser shall have received evidence reasonably acceptable to the Purchaser that the Company shall have terminated, extinguished and cancelled in full any outstanding Company Convertible Securities (with the exception of the Assumed Options) or commitments therefor.

(viii) Termination of Certain Contracts. The Purchaser shall have received evidence reasonably acceptable to the Purchaser that the Contracts involving the Company and/or Company Stockholder or other Related Persons set forth on Schedule 6.3(e)(viii) shall have been terminated with no further obligation or Liability of the Company thereunder.

6.4 Frustration of Conditions. Notwithstanding anything contained herein to the contrary, no Party may rely on the failure of any condition set forth in this Article VI to be satisfied if such failure was caused by the failure of such Party or its Affiliates (or with respect to the Company, the Company or Company Stockholder) failure to comply with or perform any of its covenants or obligations set forth in this Agreement.

Article VII
TERMINATION AND EXPENSES

7.1 Termination. This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Closing as follows:

(a) by mutual written consent of the Purchaser and the Company;

(b) by written notice by the Purchaser or the Company if any of the conditions to the Closing set forth in Article VI have not been satisfied or waived by January 29, 2024 (the “Outside Date”) (provided, that if Purchaser seeks and obtains an Extension, Purchaser shall have the right by providing written notice thereof to the Company to extend the Outside Date for an additional period equal to the shortest of (i) three (3) additional months, (ii) the period ending on the last date for Purchaser to consummate its Business Combination pursuant to such Extension and (iii) such period as determined by Purchaser); provided, however, the right to terminate this Agreement under this Section 7.1(b) shall not be available to a Party if the breach or violation by such Party or its Affiliates of any representation, warranty, covenant or obligation under this Agreement was the cause of, or resulted in, the failure of the Closing to occur on or before the Outside Date;

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(c) by written notice by either the Purchaser or the Company if a Governmental Authority of competent jurisdiction shall have issued an Order or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement, and such Order or other action has become final and non-appealable; provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(c) shall not be available to a Party if the failure by such Party or its Affiliates to comply with any provision of this Agreement has been a substantial cause of, or substantially resulted in, such action by such Governmental Authority;

(d) by written notice by the Company to Purchaser, if (i) there has been a breach by the Purchaser of any of its representations, warranties, covenants or agreements contained in this Agreement, or if any representation or warranty of the Purchaser shall have become untrue or inaccurate, in any case, which would result in a failure of a condition set forth in Section 6.2(a) or Section 6.2(b) to be satisfied (treating the Closing Date for such purposes as the date of this Agreement or, if later, the date of such breach), and (ii) the breach or inaccuracy is incapable of being cured or is not cured within the earlier of (A) twenty (20) days after written notice of such breach or inaccuracy is provided to the Purchaser or (B) the Outside Date; provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.1(d) if at such time the Company is in material uncured breach of this Agreement;

(e) by written notice by the Purchaser to the Company, if (i) there has been a breach by the Company of any of its representations, warranties, covenants or agreements contained in this Agreement, or if any representation or warranty of such Parties shall have become untrue or inaccurate, in any case, which would result in a failure of a condition set forth in Section 6.3(a) or Section 6.3(b) to be satisfied (treating the Closing Date for such purposes as the date of this Agreement or, if later, the date of such breach), and (ii) the breach or inaccuracy is incapable of being cured or is not cured within the earlier of (A) twenty (20) days after written notice of such breach or inaccuracy is provided to the Company or (B) the Outside Date; provided, that the Purchaser shall not have the right to terminate this Agreement pursuant to this Section 7.1(e) if at such time the Purchaser is in material uncured breach of this Agreement;

(f) by written notice by the Purchaser to the Company, if there shall have been a Material Adverse Effect on the Company taken as a whole following the date of this Agreement which is uncured and continuing;

(g) by written notice by either the Purchaser or the Company to the other, if the Purchaser Special Meeting is held (including any adjournment or postponement thereof) and has concluded, the Purchaser’s stockholders have duly voted, and the Required Purchaser Stockholder Approval was not obtained; or

(h) by written notice by either the Purchaser or the Company to the other, if the Company Special Meeting is held (including any adjournment or postponement thereof) and has concluded, the Company Stockholders have duly voted, and the Required Company Stockholder Approval was not obtained.

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7.2 Effect of Termination. This Agreement may only be terminated in the circumstances described in Section 7.1 and pursuant to a written notice delivered by the applicable Party to the other applicable Parties, which sets forth the basis for such termination, including the provision of Section 7.1 under which such termination is made. In the event of the valid termination of this Agreement pursuant to Section 7.1, this Agreement shall forthwith become void, and there shall be no Liability on the part of any Party or any of their respective Representatives, and all rights and obligations of each Party shall cease, except: (i) Sections 5.14, 5.15, 7.3,7.4 8.1, Article IX and this Section 7.2 shall survive the termination of this Agreement, and (ii) nothing herein shall relieve any Party from Liability for any willful breach of any representation, warranty, covenant or obligation under this Agreement or any Fraud Claim against such Party, in either case, prior to termination of this Agreement (in each case of clauses (i) and (ii) above, subject to Section 8.1). Without limiting the foregoing, and except as provided in Sections 7.3 and this Section 7.2 (but subject to Section 8.1) and subject to the right to seek injunctions, specific performance or other equitable relief in accordance with Section 9.9, the Parties’ sole right prior to the Closing with respect to any breach of any representation, warranty, covenant or other agreement contained in this Agreement by another Party or with respect to the transactions contemplated by this Agreement shall be the right, if applicable, to terminate this Agreement pursuant to Section 7.1.

7.3 Fees and Expenses. Subject to Sections 8.1 and 9.16 all Expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such expenses. As used in this Agreement, “Expenses” shall include all out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, financial advisors, financing sources, experts and consultants to a Party hereto or any of its Affiliates) incurred by a Party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution or performance of this Agreement or any Ancillary Document related hereto and all other matters related to the consummation of this Agreement. With respect to the Purchaser, Expenses shall include any and all deferred expenses (including fees or commissions payable to the underwriters and any legal fees) of the IPO upon consummation of a Business Combination and any Extension Expenses.

7.4 Termination Fee. Notwithstanding Section 7.3 above, in the event that there is a valid and effective termination of this Agreement by Purchaser pursuant to Section 7.1(e) then the Company shall pay to Purchaser a termination fee equal to Two Hundred and Fifty Thousand Dollars ($250,000) plus an amount equal to the aggregate Purchaser Transaction Expenses actually and directly incurred by Purchaser (such aggregate amount, the “Termination Fee”); provided that the Termination Fee shall not exceed an aggregate of Seven Hundred and Fifty Thousand Dollars ($750,000). The Termination Fee shall be paid by wire transfer of immediately available funds to an account designated in writing by Purchaser within five (5) Business Days after Purchaser delivers to the Company the amount of such Expenses, along with reasonable documentation in connection therewith. Notwithstanding anything to the contrary in this Agreement, the Parties expressly acknowledge and agree that, with respect to any termination of this Agreement in circumstances where the Termination Fee is payable, the payment of the Termination Fee shall, in light of the difficulty of accurately determining actual damages, constitute liquidated damages with respect to any claim for damages or any other claim which Purchaser would otherwise be entitled to assert against the Company or any of its Affiliates or any of their respective assets, or against any of their respective directors, officers, employees or shareholders with respect to this Agreement and the transactions contemplated hereby and shall constitute the sole and exclusive remedy available to Purchaser, provided, that the foregoing shall not limit (x) the Company from Liability for any Fraud Claim relating to events occurring prior to termination of this Agreement or (y) the rights of Purchaser to seek specific performance or other injunctive relief in lieu of terminating this Agreement.

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Article VIII
WAIVERS AND RELEASES

8.1 Waiver of Claims Against Trust. Reference is made to the IPO Prospectus. The Company and the Seller Representative each hereby represents and warrants that it has read the IPO Prospectus and understands that Purchaser has established the Trust Account containing the proceeds of the IPO and the overallotment shares acquired by Purchaser’s underwriters and from certain private placements occurring simultaneously with the IPO (including interest accrued from time to time thereon) for the benefit of Purchaser’s public stockholders (including overallotment shares acquired by Purchaser’s underwriters) (the “Public Stockholders”) and that, except as otherwise described in the IPO Prospectus, Purchaser may disburse monies from the Trust Account only: (a) to the Public Stockholders in the event they elect to redeem their shares of Purchaser Class A Common Stock in connection with the consummation of its initial business combination (as such term is used in the IPO Prospectus) (“Business Combination”) or in connection with an amendment to Purchaser’s Organizational Documents to extend Purchaser’s deadline to consummate a Business Combination, (b) to the Public Stockholders if the Purchaser fails to consummate a Business Combination within twelve (12) months after the closing of the IPO (or up to 18 months from the closing of the IPO if the Purchaser extends the period of time to consummate a business combination by the maximum amount as described in more detail in the Prospectus), subject to extension by an amendment to Purchaser’s Organizational Documents, (c) with respect to any interest earned on the amounts held in the Trust Account, amounts necessary to pay franchise and income taxes and up to $50,000 of dissolution expenses, and (d) to Purchaser after or concurrently with the consummation of a Business Combination. For and in consideration of Purchaser entering into this Agreement and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, each of the Company and the Seller Representative hereby agrees on behalf of itself and its Affiliates that, notwithstanding anything to the contrary in this Agreement, none of the Company or the Seller Representative nor any of their respective Affiliates do now or shall at any time hereafter have any right, title, interest or claim of any kind in or to any monies in the Trust Account or distributions therefrom, or make any claim against the Trust Account (including any distributions therefrom), regardless of whether such claim arises as a result of, in connection with or relating in any way to, this Agreement or any proposed or actual business relationship between Purchaser or any of its Representatives, on the one hand, and the Company, the Seller Representative or any of their respective Representatives, on the other hand, or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (collectively, the “Released Claims”). Each of the Company and the Seller Representative on behalf of itself and its Affiliates hereby irrevocably waives any Released Claims that any such Party or any of its Affiliates may have against the Trust Account (including any distributions therefrom) now or in the future as a result of, or arising out of, any negotiations, contracts or agreements with Purchaser or its Representatives and will not seek recourse against the Trust Account (including any distributions therefrom) for any reason whatsoever (including for an alleged breach of this Agreement or any other agreement with Purchaser or its Affiliates). The Company and the Seller Representative each agrees and acknowledges that such irrevocable waiver is material to this Agreement and specifically relied upon by Purchaser and its Affiliates to induce Purchaser to enter in this Agreement, and each of the Company and the Seller Representative further intends and understands such waiver to be valid, binding and enforceable against such Party and each of its Affiliates under applicable Law. To the extent that the Company or the Seller Representative or any of their respective Affiliates commences any Action based upon, in connection with, relating to or arising out of any matter relating to Purchaser or its Representatives, which proceeding seeks, in whole or in part, monetary relief against Purchaser or its Representatives, each of the Company and the Seller Representative hereby acknowledges and agrees that its and its Affiliates’ sole remedy shall be against funds held outside of the Trust Account and that such claim shall not permit such Party or any of its Affiliates (or any Person claiming on any of their behalves or in lieu of them) to have any claim against the Trust Account (including any distributions therefrom) or any amounts contained therein. In the event that the Company or the Seller Representative or any of their respective Affiliates commences Action based upon, in connection with, relating to or arising out of any matter relating to Purchaser or its Representatives which proceeding seeks, in whole or in part, relief against the Trust Account (including any distributions therefrom) or the Public Stockholders, whether in the form of money damages or injunctive relief, Purchaser and its Representatives, as applicable, shall be entitled to recover from the Company, the Seller Representative and their respective Affiliates, as applicable, the associated legal fees and costs in connection with any such Action, in the event Purchaser or its Representatives, as applicable, prevails in such Action. This Section 8.1 shall survive termination of this Agreement for any reason and continue indefinitely.

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Article IX
MISCELLANEOUS

9.1 Non-Survival of Representations, Warranties and Covenants. The representations and warranties of the Parties contained in this Agreement or in any certificate or instrument delivered by or on behalf of the Parties pursuant to this Agreement shall not survive the Closing, including any rights arising out of any breach of such representations and warranties, and shall terminate and expire upon the occurrence of the Closing (and there shall be no liability after the Closing in respect thereof), and from and after the Closing, the Parties and their respective Representatives shall not have any further obligations, nor shall any claim be asserted or action be brought against the Parties or their respective Representatives with respect thereto. The covenants and agreements made by the Parties in this Agreement or in any certificate or instrument delivered by or on behalf of the Parties pursuant to this Agreement, including any rights arising out of any breach of such covenants or agreements, shall not survive the Closing, and shall terminate and expire upon the occurrence of the Closing (and there shall be no liability after the Closing in respect thereof), except for (i) those covenants and agreements contained herein and therein that by their terms expressly contemplate performance in whole or in part after the Closing (which such covenants shall survive the Closing and continue until fully performed in accordance with their terms), and then only with respect to any breaches occurring after the Closing, and (ii) Article VIII and this Article IX.

9.2 Non-Recourse. This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby may only be brought against, the entities that are expressly named as Parties and then only with respect to the specific obligations set forth herein with respect to such Party. Except to the extent that such Person or entity is a Party hereto (and then only to the extent of the specific obligations undertaken by such Party in this Agreement), (a) no past, present or future director, officer, employee, sponsor, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any Party and (b) no past, present or future director, officer, employee, sponsor, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any of the foregoing shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of the Purchaser, Merger Sub or the Company under this Agreement of or for any claim based on, arising out of, or related to this Agreement or the transactions contemplated hereby.

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9.3 Notices. All notices, consents, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered (i) in person, (ii) by facsimile or other electronic means (including email), with affirmative confirmation of receipt, (iii) one Business Day after being sent, if sent by reputable, nationally recognized overnight courier service or (iv) three (3) Business Days after being mailed, if sent by registered or certified mail, pre-paid and return receipt requested, in each case to the applicable Party at the following addresses (or at such other address for a Party as shall be specified by like notice):

If to the Purchaser or Merger Sub at or prior to the Closing, to:

Deep Medicine Acquisition Corp.
595 Madison Avenue, 12th Floor,

New York, NY 10017
Attn: Humphrey P. Polanen, CEO
Telephone No.: (917) 289-2776
Email: humphrey.polanen@gmail.com

with a copy (which will not constitute notice) to:

Ellenoff Grossman & Schole LLP
1345 Avenue of the Americas, 11th Floor
New York, New York 10105
Attn: Barry I. Grossman, Esq.

         Lloyd N. Steele, Esq.

Facsimile No.: (212) 370-7889
Telephone No.: (212) 370-1300
Email: bigrossman@egsllp.com

           lsteele@egsllp.com

If to the Purchaser Representative, to: Bright Vision Sponsor LLC 595 Madison Avenue, 12th Floor New York, NY 10017 Attn: Ke Li, Managing Member Telephone No.: (917) 289-2776 Email: kli@llcpas.net with a copy (which will not constitute notice) to:

Ellenoff Grossman & Schole LLP
1345 Avenue of the Americas, 11th Floor
New York, New York 10105
Attn: Barry I. Grossman, Esq.

          Lloyd N. Steele, Esq.
Facsimile No.: (212) 370-7889
Telephone No.: (212) 370-1300
Email: bigrossman@egsllp.com

           lsteele@egsllp.com

If to the Company or the Surviving Corporation, to:

TruGolf, Inc.

60 North 1400 West

Centerville, UT 84014
Attn: Chris Jones, Chief Executive Officer
Telephone No.: (801) 298-1997
Email: chrjones@trugolf.com

with a copy (which will not constitute notice) to: ArentFox Schiff LLP 1717 K Street NW Washington, DC 20006 Attn: Cavas S. Pavri Telephone No.: (202) 724-6847 Email: cavas.pavri@afslaw.com
If to the Seller Representative to: Christopher Jones 60 North 1400 West Centerville, UT 84014 Telephone No.: (801) 298-1997 Email: chrjones@trugolf.com	with a copy (which will not constitute notice) to: ArentFox Schiff LLP 1717 K Street NW Washington, DC 20006 Attn: Cavas S. Pavri Telephone No.: (202) 724-6847 Email: cavas.pavri@afslaw.com

If to the Purchaser after the Closing, to:

TruGolf, Inc.

60 North 1400 West

Centerville, UT 84014
Attn: Chris Jones, Chief Executive Officer
Telephone No.: (801) 298-1997
Email: chrjones@trugolf.com

and

the Purchaser Representative

with a copy (which will not constitute notice) to:

ArentFox Schiff LLP
1717 K Street NW

Washington, DC 20006
Attn: Cavas S. Pavri

Telephone No.: (202) 724-6847
Email: cavas.pavri@afslaw.com

and

Ellenoff Grossman & Schole LLP
1345 Avenue of the Americas, 11th Floor
New York, New York 10105
Attn: Barry I. Grossman, Esq.

          Lloyd N. Steele, Esq.
Facsimile No.: (212) 370-7889
Telephone No.: (212) 370-1300
Email: bigrossman@egsllp.com

           lsteele@egsllp.com

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9.4 Binding Effect; Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the Parties hereto and their respective successors and permitted assigns. This Agreement shall not be assigned by operation of Law or otherwise without the prior written consent of the Purchaser and the Company (and after the Closing, the Purchaser Representative and the Seller Representative), and any assignment without such consent shall be null and void; provided that no such assignment shall relieve the assigning Party of its obligations hereunder.

9.5 Third Parties. Except for the rights of the D&O Indemnified Persons set forth in Section 5.18, which the Parties acknowledge and agree are express third party beneficiaries of this Agreement, nothing contained in this Agreement or in any instrument or document executed by any party in connection with the transactions contemplated hereby shall create any rights in, or be deemed to have been executed for the benefit of, any Person that is not a Party hereto or thereto or a successor or permitted assign of such a Party.

9.6 Arbitration. Any and all disputes, controversies and claims (other than applications for a temporary restraining order, preliminary injunction, permanent injunction or other equitable relief or application for enforcement of a resolution under this Section 9.6, and any dispute to be determined by the Independent Expert in accordance with Section 1.12) arising out of, related to, or in connection with this Agreement or the transactions contemplated hereby (a “Dispute”) shall be governed by this Section 9.6. A party must, in the first instance, provide written notice of any Disputes to the other parties subject to such Dispute, which notice must provide a reasonably detailed description of the matters subject to the Dispute. The parties involved in such Dispute shall seek to resolve the Dispute on an amicable basis within ten (10) Business Days of the notice of such Dispute being received by such other parties subject to such Dispute (the “Resolution Period”); provided, that if any Dispute would reasonably be expected to have become moot or otherwise irrelevant if not decided within sixty (60) days after the occurrence of such Dispute, then there shall be no Resolution Period with respect to such Dispute. Any Dispute that is not resolved during the Resolution Period may immediately be referred to and finally resolved by arbitration pursuant to the then-existing Expedited Procedures (as defined in the AAA Procedures) of the Commercial Arbitration Rules (the “AAA Procedures”) of the AAA. Any party involved in such Dispute may submit the Dispute to the AAA to commence the proceedings after the Resolution Period. To the extent that the AAA Procedures and this Agreement are in conflict, the terms of this Agreement shall control. The arbitration shall be conducted by one arbitrator nominated by the AAA promptly (but in any event within five (5) Business Days) after the submission of the Dispute to the AAA and reasonably acceptable to each party subject to the Dispute, which arbitrator shall be a commercial lawyer with substantial experience arbitrating disputes under acquisition agreements. The arbitrator shall accept his or her appointment and begin the arbitration process promptly (but in any event within five (5) Business Days) after his or her nomination and acceptance by the parties subject to the Dispute. The proceedings shall be streamlined and efficient. The arbitrator shall decide the Dispute in accordance with the substantive law of the state of New York. Time is of the essence. Each party subject to the Dispute shall submit a proposal for resolution of the Dispute to the arbitrator within twenty (20) days after confirmation of the appointment of the arbitrator. The arbitrator shall have the power to order any party to do, or to refrain from doing, anything consistent with this Agreement, the Ancillary Documents and applicable Law, including to perform its contractual obligation(s); provided, that the arbitrator shall be limited to ordering pursuant to the foregoing power (and, for the avoidance of doubt, shall order) the relevant party (or parties, as applicable) to comply with only one or the other of the proposals. The arbitrator’s award shall be in writing and shall include a reasonable explanation of the arbitrator’s reason(s) for selecting one or the other proposal. The seat of arbitration shall be in New York County, State of New York. The language of the arbitration shall be English.

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9.7 Governing Law; Jurisdiction. This Agreement shall be governed by, construed and enforced in accordance with the Laws of the State of New York without regard to the conflict of laws principles thereof. Subject to Sections 1.12 and 9.6, all Actions arising out of or relating to this Agreement shall be heard and determined exclusively in any state or federal court located in New York, New York (or in any appellate court thereof) (the “Specified Courts”). Subject to Sections 1.12 and 9.6, each Party hereto hereby (a) submits to the exclusive jurisdiction of any Specified Court for the purpose of any Action arising out of or relating to this Agreement brought by any Party hereto and (b) irrevocably waives, and agrees not to assert by way of motion, defense or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the transactions contemplated hereby may not be enforced in or by any Specified Court. Each Party agrees that a final judgment in any Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each Party irrevocably consents to the service of the summons and complaint and any other process in any other Action relating to the transactions contemplated by this Agreement, on behalf of itself, or its property, by personal delivery of copies of such process to such Party at the applicable address set forth in Section 9.1. Nothing in this Section 9.7 shall affect the right of any Party to serve legal process in any other manner permitted by Law.

9.8 WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THAT FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.8.

9.9 Specific Performance. Each Party acknowledges that the rights of each Party to consummate the transactions contemplated hereby are unique, recognizes and affirms that in the event of a breach of this Agreement by any Party, money damages may be inadequate and the non-breaching Parties may have not adequate remedy at law, and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by an applicable Party in accordance with their specific terms or were otherwise breached. Accordingly, each Party shall be entitled to seek an injunction or restraining order to prevent breaches of this Agreement and to seek to enforce specifically the terms and provisions hereof, without the requirement to post any bond or other security or to prove that money damages would be inadequate, this being in addition to any other right or remedy to which such Party may be entitled under this Agreement, at law or in equity.

9.10 Severability. In case any provision in this Agreement shall be held invalid, illegal or unenforceable in a jurisdiction, such provision shall be modified or deleted, as to the jurisdiction involved, only to the extent necessary to render the same valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby nor shall the validity, legality or enforceability of such provision be affected thereby in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties will substitute for any invalid, illegal or unenforceable provision a suitable and equitable provision that carries out, so far as may be valid, legal and enforceable, the intent and purpose of such invalid, illegal or unenforceable provision.

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9.11 Amendment. This Agreement may be amended, supplemented or modified only by execution of a written instrument signed by the Purchaser, the Company, the Purchaser Representative and the Seller Representative.

9.12 Waiver. The Purchaser on behalf of itself and its Affiliates, the Company on behalf of itself and its Affiliates, and the Seller Representative on behalf of itself and the Company Stockholders, may in its sole discretion (i) extend the time for the performance of any obligation or other act of any other non-Affiliated Party hereto, (ii) waive any inaccuracy in the representations and warranties by such other non-Affiliated Party contained herein or in any document delivered pursuant hereto and (iii) waive compliance by such other non-Affiliated Party with any covenant or condition contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Party or Parties to be bound thereby (including by the Purchaser Representative or the Seller Representative in lieu of such Party to the extent provided in this Agreement). Notwithstanding the foregoing, no failure or delay by a Party in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. Notwithstanding the foregoing, any waiver of any provision of this Agreement after the Closing shall also require the prior written consent of the Purchaser Representative.

9.13 Entire Agreement. This Agreement and the documents or instruments referred to herein, including any exhibits and schedules attached hereto, which exhibits and schedules are incorporated herein by reference, together with the Ancillary Documents, embody the entire agreement and understanding of the Parties hereto in respect of the subject matter contained herein. There are no restrictions, promises, representations, warranties, covenants or undertakings, other than those expressly set forth or referred to herein or the documents or instruments referred to herein, which collectively supersede all prior agreements and the understandings among the Parties, including the Original Business Combination Agreement, with respect to the subject matter contained herein. This Agreement supersedes the Original Business Combination Agreement in its entirety, and upon the effectiveness of this Agreement, the Original Business Combination Agreement shall no longer have any force or effect.

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9.14 Interpretation. The table of contents and the Article and Section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the Parties and shall not in any way affect the meaning or interpretation of this Agreement. In this Agreement, unless the context otherwise requires: (a) any pronoun used shall include the corresponding masculine, feminine or neuter forms, and words in the singular, including any defined terms, include the plural and vice versa; (b) reference to any Person includes such Person’s successors and assigns but, if applicable, only if such successors and assigns are permitted by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity; (c) any accounting term used and not otherwise defined in this Agreement or any Ancillary Document has the meaning assigned to such term in accordance with GAAP; (d) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding or succeeding such term and shall be deemed in each case to be followed by the words “without limitation”; (e) the words “herein,” “hereto,” and “hereby” and other words of similar import shall be deemed in each case to refer to this Agreement as a whole and not to any particular Section or other subdivision of this Agreement; (f) the word “if” and other words of similar import when used herein shall be deemed in each case to be followed by the phrase “and only if”; (g) the term “or” means “and/or”; (h) any reference to the term “ordinary course” or “ordinary course of business” shall be deemed in each case to be followed by the words “consistent with past practice”; (i) any agreement, instrument, insurance policy, Law or Order defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument, insurance policy, Law or Order as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes, regulations, rules or orders) by succession of comparable successor statutes, regulations, rules or orders and references to all attachments thereto and instruments incorporated therein; (j) except as otherwise indicated, all references in this Agreement to the words “Section,” “Article”, “Schedule” and “Exhibit” are intended to refer to Sections, Articles, Schedules and Exhibits to this Agreement; and (k) the term “Dollars” or “$” means United States dollars. Any reference in this Agreement to a Person’s directors shall include any member of such Person’s governing body and any reference in this Agreement to a Person’s officers shall include any Person filling a substantially similar position for such Person. Any reference in this Agreement or any Ancillary Document to a Person’s shareholders or stockholders shall include any applicable owners of the equity interests of such Person, in whatever form, including with respect to the Purchaser its stockholders under the DGCL, as then applicable, or its Organizational Documents. The Parties have participated jointly in the negotiation and drafting of this Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement. To the extent that any Contract, document, certificate or instrument is represented and warranted to by the Company to be given, delivered, provided or made available by the Company, in order for such Contract, document, certificate or instrument to have been deemed to have been given, delivered, provided and made available to the Purchaser or its Representatives, such Contract, document, certificate or instrument shall have been posted to the electronic data site maintained on behalf of the Company for the benefit of the Purchaser and its Representatives and the Purchaser and its Representatives have been given access to the electronic folders containing such information.

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9.15 Counterparts. This Agreement and each Ancillary Document may be executed and delivered (including by facsimile or other electronic transmission) in one or more counterparts, and by the different Parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

9.16 Purchaser Representative.

(a) The Purchaser, on behalf of itself and its Subsidiaries, successors and assigns, by execution and delivery of this Agreement, hereby irrevocably appoints Bright Vision SPONSOR LLC, in the capacity as the Purchaser Representative, as each such Person’s agent, attorney-in-fact and representative, with full power of substitution to act in the name, place and stead of such Person, to act on behalf of such Person from and after the Closing in connection with: (i) controlling and making any determinations with respect to the post-Closing Merger Consideration adjustments under Section 1.12; (ii) terminating, amending or waiving on behalf of such Person any provision of this Agreement or any Ancillary Documents to which the Purchaser Representative is a party or otherwise has rights in such capacity (together with this Agreement, the “Purchaser Representative Documents”); (iii) signing on behalf of such Person any releases or other documents with respect to any dispute or remedy arising under any Purchaser Representative Documents; (iv) employing and obtaining the advice of legal counsel, accountants and other professional advisors as the Purchaser Representative, in its reasonable discretion, deems necessary or advisable in the performance of its duties as the Purchaser Representative and to rely on their advice and counsel; (v) incurring and paying reasonable out-of-pocket costs and expenses, including fees of brokers, attorneys and accountants incurred pursuant to the transactions contemplated hereby, and any other out-of-pocket fees and expenses allocable or in any way relating to such transaction; and (vi) otherwise enforcing the rights and obligations of any such Persons under any Purchaser Representative Documents, including giving and receiving all notices and communications hereunder or thereunder on behalf of such Person; provided, that the Parties acknowledge that the Purchaser Representative is specifically authorized and directed to act on behalf of, and for the benefit of, the holders of Purchaser Securities (other than the Company Stockholders immediately prior to the Effective Time and its successors and assigns). All decisions and actions by the Purchaser Representative, including any agreement between the Purchaser Representative and the Company, Seller Representative, any Company Stockholders shall be binding upon the Purchaser and its Subsidiaries, successors and assigns, and neither they nor any other Party shall have the right to object, dissent, protest or otherwise contest the same. The provisions of this Section 9.16 are irrevocable and coupled with an interest. The Purchaser Representative hereby accepts its appointment and authorization as the Purchaser Representative under this Agreement.

(b) The Purchaser Representative shall not be liable for any act done or omitted under any Purchaser Representative Document as the Purchaser Representative while acting in good faith and without willful misconduct or gross negligence, and any act done or omitted pursuant to the advice of counsel shall be conclusive evidence of such good faith. The Purchaser shall indemnify, defend and hold harmless the Purchaser Representative from and against any and all losses, damages, liabilities, deficiencies, Actions, judgments, interest, awards, penalties, fines, costs or expenses of whatever kind, including reasonable and documented attorneys’ fees (collectively, “Losses”) incurred without gross negligence, bad faith or willful misconduct on the part of the Purchaser Representative (in its capacity as such) and arising out of or in connection with the acceptance or administration of the Purchaser Representative’s duties under any Purchaser Representative Document, including the reasonable fees and expenses of any legal counsel retained by the Purchaser Representative. In no event shall the Purchaser Representative in such capacity be liable under or in connection with any Purchaser Representative Document for any indirect, punitive, special or consequential damages. The Purchaser Representative shall be fully protected in relying upon any written notice, demand, certificate or document that it in good faith believes to be genuine, including facsimiles or copies thereof, and no Person shall have any Liability for relying on the Purchaser Representative in the foregoing manner. In connection with the performance of its rights and obligations hereunder, the Purchaser Representative shall have the right at any time and from time to time to select and engage, at the cost and expense of the Purchaser, attorneys, accountants, investment bankers, advisors, consultants and clerical personnel and obtain such other professional and expert assistance, maintain such records and incur other out-of-pocket expenses, as the Purchaser Representative may deem necessary or appropriate from time to time. All of the indemnities, immunities, releases and powers granted to the Purchaser Representative under this Section 9.16 shall survive the Closing and continue indefinitely.

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(c) The Person serving as the Purchaser Representative may resign upon ten (10) days’ prior written notice to the Purchaser and the Seller Representative, provided, that the Purchaser Representative appoints in writing a replacement Purchaser Representative. Each successor Purchaser Representative shall have all of the power, authority, rights and privileges conferred by this Agreement upon the original Purchaser Representative, and the term “Purchaser Representative” as used herein shall be deemed to include any such successor Purchaser Representatives.

9.17 Seller Representative.

(a) Each Company Stockholder, by delivery of a Letter of Transmittal, on behalf of itself and its successors and assigns, hereby irrevocably constitutes and appoints Christopher Jones, in his capacity as the Seller Representative, as the true and lawful agent and attorney-in-fact of such Persons with full powers of substitution to act in the name, place and stead of thereof with respect to the performance on behalf of such Person under the terms and provisions of this Agreement and the Ancillary Documents to which the Seller Representative is a party or otherwise has rights in such capacity (together with this Agreement, the “Seller Representative Documents”), as the same may be from time to time amended, and to do or refrain from doing all such further acts and things, and to execute all such documents on behalf of such Person, if any, as the Seller Representative will deem necessary or appropriate in connection with any of the transactions contemplated under the Seller Representative Documents, including: (i) controlling and making any determinations with respect to the post-Closing Merger Consideration adjustments under Section 1.12; (ii) terminating, amending or waiving on behalf of such Person any provision of any Seller Representative Document (provided, that any such action, if material to the rights and obligations of the Company Stockholders in the reasonable judgment of the Seller Representative, will be taken in the same manner with respect to all Company Stockholders unless otherwise agreed by each Company Stockholder who is subject to any disparate treatment of a potentially material and adverse nature); (iii) signing on behalf of such Person any releases or other documents with respect to any dispute or remedy arising under any Seller Representative Document; (iv) employing and obtaining the advice of legal counsel, accountants and other professional advisors as the Seller Representative, in its reasonable discretion, deems necessary or advisable in the performance of its duties as the Seller Representative and to rely on their advice and counsel; (v) incurring and paying reasonable costs and expenses, including fees of brokers, attorneys and accountants incurred pursuant to the transactions contemplated hereby, and any other reasonable fees and expenses allocable or in any way relating to such transaction or any indemnification claim, whether incurred prior or subsequent to Closing; (vi) receiving all or any portion of the consideration provided to the Company Stockholders under this Agreement and to distribute the same to the Company Stockholders in accordance with their Pro Rata Share; and (vii) otherwise enforcing the rights and obligations of any such Persons under any Seller Representative Document, including giving and receiving all notices and communications hereunder or thereunder on behalf of such Person. All decisions and actions by the Seller Representative, including any agreement between the Seller Representative and the Purchaser Representative, or the Purchaser shall be binding upon each Company Stockholder and their respective successors and assigns, and neither they nor any other Party shall have the right to object, dissent, protest or otherwise contest the same. The provisions of this Section 9.17 are irrevocable and coupled with an interest. The Seller Representative hereby accepts its appointment and authorization as the Seller Representative under this Agreement.

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(b) Any other Person, including the Purchaser Representative, the Purchaser, and the Company may conclusively and absolutely rely, without inquiry, upon any actions of the Seller Representative as the acts of the Company Stockholders under any Seller Representative Documents. The Purchaser Representative, the Purchaser, and the Company shall be entitled to rely conclusively on the instructions and decisions of the Seller Representative as to (i) any payment instructions provided by the Seller Representative or (iii) any other actions required or permitted to be taken by the Seller Representative hereunder, and no Company Stockholder shall have any cause of action against the Purchaser Representative, the Purchaser, or the Company for any action taken by any of them in reliance upon the instructions or decisions of the Seller Representative. The Purchaser Representative, the Purchaser, and the Company shall not have any Liability to any Company Stockholder for any allocation or distribution among the Company Stockholders by the Seller Representative of payments made to or at the direction of the Seller Representative. All notices or other communications required to be made or delivered to a Company Stockholder under any Seller Representative Document shall be made to the Seller Representative for the benefit of such Company Stockholder, and any notices so made shall discharge in full all notice requirements of the other parties hereto or thereto to such Company Stockholder with respect thereto. All notices or other communications required to be made or delivered by a Company Stockholder shall be made by the Seller Representative (except for a notice under Section 9.17(d) of the replacement of the Seller Representative).

(c) The Seller Representative will act for the Company Stockholders on all of the matters set forth in this Agreement in the manner the Seller Representative believes to be in the best interest of the Company Stockholders, but the Seller Representative will not be responsible to the Company Stockholders for any Losses that any Company Stockholder may suffer by reason of the performance by the Seller Representative of the Seller Representative’s duties under this Agreement, other than Losses arising from the bad faith, gross negligence or willful misconduct by the Seller Representative in the performance of its duties under this Agreement. From and after the Closing, the Company Stockholders shall jointly and severally indemnify, defend and hold the Seller Representative harmless from and against any and all Losses reasonably incurred without gross negligence, bad faith or willful misconduct on the part of the Seller Representative (in its capacity as such) and arising out of or in connection with the acceptance or administration of the Seller Representative’s duties under any Seller Representative Document, including the reasonable fees and expenses of any legal counsel retained by the Seller Representative. In no event shall the Seller Representative in such capacity be liable hereunder or in connection herewith for any indirect, punitive, special or consequential damages. The Seller Representative shall not be liable for any act done or omitted under any Seller Representative Document as the Seller Representative while acting in good faith and without willful misconduct or gross negligence, and any act done or omitted pursuant to the advice of counsel shall be conclusive evidence of such good faith. The Seller Representative shall be fully protected in relying upon any written notice, demand, certificate or document that it in good faith believes to be genuine, including facsimiles or copies thereof, and no Person shall have any Liability for relying on the Seller Representative in the foregoing manner. In connection with the performance of its rights and obligations hereunder, the Seller Representative shall have the right at any time and from time to time to select and engage, at the reasonable cost and expense of the Company Stockholders, attorneys, accountants, investment bankers, advisors, consultants and clerical personnel and obtain such other professional and expert assistance, maintain such records and incur other reasonable out-of-pocket expenses, as the Seller Representative may reasonably deem necessary or appropriate from time to time. All of the indemnities, immunities, releases and powers granted to the Seller Representative under this Section 9.17 shall survive the Closing and continue indefinitely.

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(d) If the Seller Representative shall die, become disabled, dissolve, resign or otherwise be unable or unwilling to fulfill its responsibilities as representative and agent of Company Stockholders, then the Company Stockholders shall, within ten (10) days after such death, disability, dissolution, resignation or other event, appoint a successor Seller Representative (by vote or written consent of the Company Stockholders holding in the aggregate a Pro Rata Share in excess of fifty percent (50%)), and promptly thereafter (but in any event within two (2) Business Days after such appointment) notify the Purchaser Representative and the Purchaser in writing of the identity of such successor. Any such successor so appointed shall become the “Seller Representative” for purposes of this Agreement.

9.18 Legal Representation. The Parties agree that, notwithstanding the fact that EGS may have, prior to Closing, jointly represented the Purchaser, Merger Sub, the Purchaser Representative and/or the Sponsor in connection with this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby, and has also represented the Purchaser and/or its Affiliates in connection with matters other than the transaction that is the subject of this Agreement, EGS will be permitted in the future, after Closing, to represent the Sponsor, the Purchaser Representative or their respective Affiliates in connection with matters in which such Persons are adverse to the Purchaser or any of its Affiliates, including any disputes arising out of, or related to, this Agreement. The Company and the Seller Representative, who are or have the right to be represented by independent counsel in connection with the transactions contemplated by this Agreement, hereby agree, in advance, to waive (and to cause their Affiliates to waive) any actual or potential conflict of interest that may hereafter arise in connection with EGS’s future representation of one or more of the Sponsor, the Purchaser Representative or their respective Affiliates in which the interests of such Person are adverse to the interests of the Purchaser, the Company and/or the Seller Representative or any of their respective Affiliates, including any matters that arise out of this Agreement or that are substantially related to this Agreement or to any prior representation by EGS of the Purchaser, Merger Sub, any Sponsor, the Purchaser Representative or any of their respective Affiliates. The Parties acknowledge and agree that, for the purposes of the attorney-client privilege, the Sponsor and the Purchaser Representative shall be deemed the clients of EGS with respect to the negotiation, execution and performance of this Agreement and the Ancillary Documents. All such communications shall remain privileged after the Closing and the privilege and the expectation of client confidence relating thereto shall belong solely to the Sponsor and the Purchaser Representative, shall be controlled by the Sponsor and the Purchaser Representative and shall not pass to or be claimed by Purchaser or the Surviving Corporation; provided, further, that nothing contained herein shall be deemed to be a waiver by the Purchaser or any of its Affiliates (including, after the Effective Time, the Surviving Corporation and its Affiliates) of any applicable privileges or protections that can or may be asserted to prevent disclosure of any such communications to any third party.

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Article X
DEFINITIONS

10.1 Certain Definitions. For purpose of this Agreement, the following capitalized terms have the following meanings:

“AAA” means the American Arbitration Association or any successor entity conducting arbitrations.

“Accounting Principles” means in accordance with GAAP as in effect at the date of the financial statement to which it refers or if there is no such financial statement, then as of the Closing Date, using and applying the same accounting principles, practices, procedures, policies and methods (with consistent classifications, judgments, elections, inclusions, exclusions and valuation and estimation methodologies) used and applied by the Company in the preparation of the latest audited Company Financials.

“Action” means any notice of noncompliance or violation, or any claim, demand, charge, action, suit, litigation, audit, settlement, complaint, stipulation, assessment or arbitration, or any request (including any request for information), inquiry, hearing, proceeding or investigation, by or before any Governmental Authority.

“Adjusted Merger Consideration” means an amount equal to the sum of (i) the Merger Consideration, plus (ii) the aggregate amount of the exercise prices for all Company Options in accordance with their terms (and assuming no cashless exercise).

“Affiliate” means, with respect to any Person, any other Person directly or indirectly Controlling, Controlled by, or under common Control with such Person. For the avoidance of doubt, Sponsor shall be deemed to be an Affiliate or the Purchaser prior to the Closing

“Ancillary Documents” means each agreement, instrument or document attached hereto as an Exhibit, and the other agreements, certificates and instruments to be executed or delivered by any of the Parties hereto in connection with or pursuant to this Agreement.

“Base Consideration” mean Eighty Million U.S. Dollars ($80,000,000).

“Benefit Plans” of any Person means any and all deferred compensation, executive compensation, incentive compensation, equity purchase or other equity-based compensation plan, employment or consulting, severance or termination pay, holiday, vacation or other bonus plan or practice, hospitalization or other medical, life or other insurance, supplemental unemployment benefits, profit sharing, pension, or retirement plan, program, agreement, commitment or arrangement, and each other employee benefit plan, program, agreement or arrangement, including each “employee benefit plan” as such term is defined under Section 3(3) of ERISA, maintained or contributed to or required to be contributed to by a Person for the benefit of any employee or terminated employee of such Person, or with respect to which such Person has any Liability.

“Business Day” means any day other than a Saturday, Sunday or a legal holiday on which commercial banking institutions in New York, New York are authorized to close for business, excluding as a result of “stay at home”, “shelter-in-place”, “non-essential employee” or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any governmental authority so long as the electronic funds transfer systems, including for wire transfers, of commercial banking institutions in New York, New York are generally open for use by customers on such day.

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“Closing Company Cash” means, as of the Reference Time, the aggregate cash and cash equivalents of the Company on hand or in bank accounts, including deposits in transit, minus the aggregate amount of outstanding and unpaid checks issued by or on behalf of the Company as of such time.

“Closing Net Debt” means, as of the Reference Time, (i) the aggregate amount of all Indebtedness of the Company, less (ii) the Closing Company Cash, in each case of clauses (i) and (ii), as determined in accordance with the Accounting Principles.

“Code” means the Internal Revenue Code of 1986, as amended, and any successor statute thereto, as amended. Reference to a specific section of the Code shall include such section and any valid treasury regulation promulgated thereunder.

“Company Charter” means the Certificate of Incorporation of the Company, as amended and effective under the NRS, prior to the Effective Time.

“Company Class A Common Stock” means, (i) prior to the adoption of the Amended Company Charter, if applicable, the common stock of the Company, par value $0.01 per share, and (ii) after the adoption of the Amended Company Charter, if applicable, the Class A common stock of the Company, par value $0.01 per share, in accordance with the Amended Company Charter.

“Company Class B Common Stock” means, if the Amended Company Charter is adopted and approved the by the Company Special Committee and the High Vote Company Stockholder Approval, and subject to the terms as agreed to by the Company Special Committee and the Company Founders, the Class B common stock of the Company, par value $0.01 per share, which shall have the same exact rights and obligations of shares of Company Class A Common Stock, except that each share of Company Class B Common Stock shall be entitled to a number of votes per share equal to ten (10) or such other number in excess of one (1) vote as agreed by the Company Special Committee and the Company Founders, if any.

“Company Common Stock” means the Company Class A Common Stock and the Company Class B Common Stock, including any Earnout Shares. Any reference in this Agreement to the Company Common Stock prior to the adoption of the Amended Company Charter, if applicable, shall mean the Company Class A Common Stock.

“Company Confidential Information” means all confidential or proprietary documents and information concerning the Company or any of their respective Representatives, furnished in connection with this Agreement or the transactions contemplated hereby; provided, however, that Company Confidential Information shall not include any information which, (i) at the time of disclosure by the Purchaser or its Representatives, is generally available publicly and was not disclosed in breach of this Agreement or (ii) at the time of the disclosure by the Company or its Representatives to the Purchaser or its Representatives was previously known by such receiving party without violation of Law or any confidentiality obligation by the Person receiving such Company Confidential Information.

“Company Convertible Securities” means, collectively, any options, warrants or rights to subscribe for or purchase any capital stock of the Company or securities convertible into or exchangeable for, or that otherwise confer on the holder any right to acquire any capital stock of the Company.

“Company Founder” means each of Christopher Jones, Steve Johnson, and David Ashby.

“Company Option” means an option (whether vested or unvested) to purchase Company Common Stock that was granted by the Company’s board of directors.

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“Company Preferred Stock” means the preferred stock, par value $0.01 per share, of the Company.

“Company Securities” means, collectively, the Company Common Stock, Company Preferred Stock, the Company Options and any other Company Convertible Securities.

“Company Stockholders” means, collectively, the holders of Company Common Stock.

“Company Transaction Expenses” means all fees and expenses of the Company incurred or payable as of the Closing and not paid prior to the Closing (i) in connection with the consummation of the transactions contemplated hereby, including any amounts payable to professionals (including investment bankers, brokers, finders, attorneys, accountants and other consultants and advisors) retained by or on behalf of the Company, (ii) any change in control bonus, transaction bonus, retention bonus, termination or severance payment or payment relating to terminated options, warrants or other equity appreciation, phantom equity, profit participation or similar rights, in any case, to be made to any current or former employee, independent contractor, director or officer of the Company at or after the Closing pursuant to any agreement to which the Company is a party prior to the Closing which become payable (including if subject to continued employment) as a result of the execution of this Agreement or the consummation of the transactions contemplated hereby and (iii) any sales, use, real property transfer, stamp, stock transfer or other similar transfer Taxes imposed on Purchaser, Merger Sub or the Company in connection with the Merger or the other transactions contemplated by this Agreement.

“Consent” means any consent, approval, waiver, authorization or Permit of, or notice to or declaration or filing with any Governmental Authority or any other Person.

“Contracts” means all contracts, agreements, binding arrangements, bonds, notes, indentures, mortgages, debt instruments, purchase order, licenses (and all other contracts, agreements or binding arrangements concerning Intellectual Property), franchises, leases and other instruments or obligations of any kind, written or oral (including any amendments and other modifications thereto).

“Control” of a Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract, or otherwise. “Controlled”, “Controlling” and “under common Control with” have correlative meanings. Without limiting the foregoing a Person (the “Controlled Person”) shall be deemed Controlled by (a) any other Person (i) owning beneficially, as meant in Rule 13d-3 under the Exchange Act, securities entitling such Person to cast ten percent (10%) or more of the votes for election of directors or equivalent governing authority of the Controlled Person or (ii) entitled to be allocated or receive ten percent (10%) or more of the profits, losses, or distributions of the Controlled Person; (b) an officer, director, general partner, partner (other than a limited partner), manager, or member (other than a member having no management authority that is not a Person described in clause (a) above) of the Controlled Person; or (c) a spouse, parent, lineal descendant, sibling, aunt, uncle, niece, nephew, mother-in-law, father-in-law, sister-in-law, or brother-in-law of an Affiliate of the Controlled Person or a trust for the benefit of an Affiliate of the Controlled Person or of which an Affiliate of the Controlled Person is a trustee.

“Copyrights” means any works of authorship, mask works and all copyrights therein, including all renewals and extensions, copyright registrations and applications for registration and renewal, and non-registered copyrights.

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“Environmental Law” means any Law in any way relating to (a) the protection of human health and safety, (b) the protection, preservation or restoration of the environment and natural resources (including air, water vapor, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource), or (c) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Materials, including the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. Section 9601 et seq., the Resource Conservation and Recovery Act, 42 U.S.C. Section 6901 et seq., the Toxic Substances Control Act, 15 U.S.C. Section 2601 et seq., the Federal Water Pollution Control Act, 33 U.S.C. Section 1151 et seq., the Clean Air Act, 42 U.S.C. Section 7401 et seq., the Federal Insecticide, Fungicide and Rodenticide Act, 7 U.S.C. Section 111 et seq., Occupational Safety and Health Act, 29 U.S.C. Section 651 et seq. (to the extent it relates to exposure to Hazardous Substances), the Asbestos Hazard Emergency Response Act, 15 U.S.C. Section 2601 et seq., the Safe Drinking Water Act, 42 U.S.C. Section 300f et seq., the Oil Pollution Act of 1990 and analogous state acts.

“Environmental Liabilities” means all liabilities, monetary obligations, losses, damages, punitive damages, consequential damages, treble damages, costs and expenses (including all reasonable fees, disbursements and expenses of counsel, experts, or consultants, and costs of investigation and feasibility studies), fines, penalties, sanctions, and interest incurred as a result of any claim or demand, or Remedial Action required, by any Governmental Authority or any third party, and which relate to any Environmental Action.

“ERISA” means the U.S. Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Fraud Claim” means any claim based in whole or in part upon fraud, willful misconduct or intentional misrepresentation.

“Fully-Diluted Company Shares” means the total number of issued and outstanding shares of Company Common Stock, treating all outstanding in-the-money Company Options as fully vested and as if the Company Option had been exercised as of the Effective Time, but excluding Company Securities described in Section 1.8(b).”

“GAAP” means generally accepted accounting principles as in effect in the United States of America.

“Governmental Authority” means any federal, state, local, foreign or other governmental, quasi-governmental or administrative body, instrumentality, department or agency or any court, tribunal, administrative hearing body, arbitration panel, commission, or other similar dispute-resolving panel or body.

“Hazardous Material” means any waste, gas, liquid or other substance or material that is defined, listed or designated as a “hazardous substance”, “pollutant”, “contaminant”, “hazardous waste”, “regulated substance”, “hazardous chemical”, or “toxic chemical” (or by any similar term) under any Environmental Law, including petroleum and its by-products, asbestos, polychlorinated biphenyls, radon, mold, and urea formaldehyde insulation.

“In-the-Money Company Option” means a Company Option with an exercise price less than the Purchaser Share Price.

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“Indebtedness” of any Person means, without duplication, (a) all indebtedness of such Person for borrowed money (including the outstanding principal and accrued but unpaid interest), (b) all obligations for the deferred purchase price of property or services (other than trade payables incurred in the ordinary course of business), (c) any other indebtedness of such Person that is evidenced by a note, bond, debenture, credit agreement or similar instrument, (d) all obligations of such Person under leases that should be classified as capital leases in accordance with GAAP, (e) all obligations of such Person for the reimbursement of any obligor on any line or letter of credit, banker’s acceptance, guarantee or similar credit transaction, in each case, that has been drawn or claimed against, (f) all obligations of such Person in respect of acceptances issued or created, (g) all interest rate and currency swaps, caps, collars and similar agreements or hedging devices under which payments are obligated to be made by such Person, whether periodically or upon the happening of a contingency, (h) all obligations secured by an Lien on any property of such Person, (i) any premiums, prepayment fees or other penalties, fees, costs or expenses associated with payment of any Indebtedness of such Person and (j) all obligation described in clauses (a) through (i) above of any other Person which is directly or indirectly guaranteed by such Person or which such Person has agreed (contingently or otherwise) to purchase or otherwise acquire or in respect of which it has otherwise assured a creditor against loss.

“Intellectual Property” means all of the following as they exist in any jurisdiction throughout the world: Patents, Trademarks, Copyrights, Trade Secrets, Internet Assets, Software and other intellectual property, and all licenses, sublicenses and other agreements or permissions related to the preceding property.

“Internet Assets” means any and all domain name registrations, web sites and web addresses and applications for registration therefor.

“IPO” means the initial public offering of Purchaser Public Units pursuant to the IPO Prospectus.

“IPO Prospectus” means the final prospectus of the Purchaser, dated as of October 26, 2021, and filed with the SEC on October 28, 2021 (File Nos. 333-259500 and 333-260515).

“IPO Underwriter” means I-Bankers Securities, Inc.

“IRS” means the U.S. Internal Revenue Service (or any successor Governmental Authority).

“Knowledge” means, with respect to (i) the Company, the actual knowledge of Christopher Jones, David Ashby, Steve Johnson, Brenner Adams, Lindsay Jones and Shaun Limbers, after reasonable inquiry or (ii) any other Party, (A) if an entity, the actual knowledge of its directors and executive officers, after reasonable inquiry, or (B) if a natural person, the actual knowledge of such Party after reasonable inquiry.

“Law” means any federal, state, local, municipal, foreign or other law, statute, legislation, principle of common law, ordinance, code, edict, decree, proclamation, treaty, convention, rule, regulation, directive, requirement, writ, injunction, settlement, Order or Consent that is or has been issued, enacted, adopted, passed, approved, promulgated, made, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

“Liabilities” means any and all liabilities, Indebtedness, Actions or obligations of any nature (whether absolute, accrued, contingent or otherwise, whether known or unknown, whether direct or indirect, whether matured or unmatured, whether due or to become due and whether or not required to be recorded or reflected on a balance sheet under GAAP or other applicable accounting standards), including Tax liabilities due or to become due.

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“Lien” means any mortgage, pledge, security interest, attachment, right of first refusal, option, proxy, voting trust, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof), restriction (whether on voting, sale, transfer, disposition or otherwise), any subordination arrangement in favor of another Person, or any filing or agreement to file a financing statement as debtor under the Uniform Commercial Code or any similar Law.

“Material Adverse Effect” means, with respect to any specified Person, any fact, event, occurrence, change or effect that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect upon (a) the business, assets, Liabilities, results of operations, prospects or condition (financial or otherwise) of such Person and its Subsidiaries, taken as a whole, or (b) the ability of such Person or any of its Subsidiaries on a timely basis to consummate the transactions contemplated by this Agreement or the Ancillary Documents to which it is a party or bound or to perform its obligations hereunder or thereunder; provided, however, that for purposes of clause (a) above, any changes or effects directly or indirectly attributable to, resulting from, relating to or arising out of the following (by themselves or when aggregated with any other, changes or effects) shall not be deemed to be, constitute, or be taken into account when determining whether there has or may, would or could have occurred a Material Adverse Effect: (i) general changes in the financial or securities markets or general economic or political conditions in the country or region in which such Person or any of its Subsidiaries do business; (ii) changes, conditions or effects that generally affect the industries in which such Person or any of its Subsidiaries principally operate; (iii) changes in applicable Law or GAAP or other applicable accounting principles or mandatory changes in the regulatory accounting requirements applicable to any industry in which such Person and its Subsidiaries principally operate; (iv) conditions caused by acts of God, terrorism, war (whether or not declared) or natural disaster or pandemic; (v) any failure in and of itself by such Person and its Subsidiaries to meet any internal or published budgets, projections, forecasts or predictions of financial performance for any period (provided that the underlying cause of any such failure may be considered in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur to the extent not excluded by another exception herein) and (vi), with respect to the Purchaser, the consummation and effects of the Redemption (or any redemption in connection with the Extension); provided further, however, that any event, occurrence, fact, condition, or change referred to in clauses (i) - (iv) immediately above shall be taken into account in determining whether a Material Adverse Effect has occurred or could reasonably be expected to occur to the extent that such event, occurrence, fact, condition, or change has a disproportionate effect on such Person or any of its Subsidiaries compared to other participants in the industries in which such Person or any of its Subsidiaries primarily conducts its businesses. Notwithstanding the foregoing, with respect to the Purchaser, the amount of the Redemption (or any redemption in connection with the Extension, if any) or the failure to obtain the Required Purchaser Stockholder Approval shall not be deemed to be a Material Adverse Effect on or with respect to the Purchaser.

“Merger Sub Common Stock” means the shares of common stock, par value $0.001 per share, of Merger Sub.

“Nasdaq” means the Nasdaq Global Market.

“Net Working Capital” means, as of the Reference Time, (i) all current assets of the Company (excluding, without duplication, Closing Company Cash and deferred Tax assets), minus (ii) all current liabilities of the Company (excluding, without duplication, Indebtedness, unpaid Company Transaction Expenses and deferred Tax Liabilities), as determined in accordance with the Accounting Principles; provided, that, for purposes of this definition, whether or not the following is consistent with the Accounting Principles, “current assets” will exclude any receivable from a Company Stockholder.

“NRS” means the Nevada Revised Statutes, as amended and in effect from time to time.

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“Order” means any order, decree, ruling, judgment, injunction, writ, determination, binding decision, verdict, judicial award or other action that is or has been made, entered, rendered, or otherwise put into effect by or under the authority of any Governmental Authority.

“Organizational Documents” means, with respect to any Person that is an entity, its certificate of incorporation or formation, bylaws, operating agreement, memorandum and articles of association or similar organizational documents, in each case, as amended.

“Patents” means any patents, patent applications and the inventions, designs and improvements described and claimed therein, patentable inventions, and other patent rights (including any divisionals, provisionals, continuations, continuations-in-part, substitutions, or reissues thereof, whether or not patents are issued on any such applications and whether or not any such applications are amended, modified, withdrawn, or refiled).

“PCAOB” means the U.S. Public Company Accounting Oversight Board (or any successor thereto).

“Per Share Price” means an amount equal to (i) the Adjusted Merger Consideration, divided by (ii) the Fully-Diluted Company Shares.

“Purchaser Share Price” means $10.00 per share (as equitably adjusted for stock splits, stock dividends, combinations, recapitalizations and the like after the Closing).

“Permits” means all federal, state, local or foreign or other third-party permits, grants, easements, consents, approvals, authorizations, exemptions, licenses, franchises, concessions, ratifications, permissions, clearances, confirmations, endorsements, waivers, certifications, designations, ratings, registrations, qualifications or orders of any Governmental Authority or any other Person.

“Permitted Liens” means (a) Liens for Taxes or assessments and similar governmental charges or levies, which either are (i) not delinquent or (ii) being contested in good faith and by appropriate proceedings, and adequate reserves have been established with respect thereto, (b) other Liens imposed by operation of Law arising in the ordinary course of business for amounts which are not due and payable and as would not in the aggregate materially adversely affect the value of, or materially adversely interfere with the use of, the property subject thereto, (c) Liens incurred or deposits made in the ordinary course of business in connection with social security, (d) Liens on goods in transit incurred pursuant to documentary letters of credit, in each case arising in the ordinary course of business, or (v) Liens arising under this Agreement or any Ancillary Document.

“Person” means an individual, corporation, partnership (including a general partnership, limited partnership or limited liability partnership), limited liability company, association, trust or other entity or organization, including a government, domestic or foreign, or political subdivision thereof, or an agency or instrumentality thereof.

“Personal Property” means any machinery, equipment, tools, vehicles, furniture, leasehold improvements, office equipment, plant, parts and other tangible personal property.

“Pro Rata Share” means with respect to each Company Stockholder, a fraction expressed a percentage equal (i) the numerator of which shall be the total number of shares of Company Securities (on an as converted to common stock basis) held by the Company Stockholder and (ii) the denominator of which shall be the total number of shares of Common Securities (on an as converted to common stock basis) that are issued and outstanding.

B-80

“Purchaser Class A Common Stock” means the shares of Class A common stock, par value $0.0001 per share, of the Purchaser.

“Purchaser Class B Common Stock” means (i) prior to the Closing the shares of Class B common stock, par value $0.0001 per share, of the Purchaser and (ii) if the Amended Company Charter is adopted and approved by the Company Special Committee and the High Vote Company Stockholder Approval, and subject to the terms as agreed to by the Company Special Committee and the Company Founders, then, after the adoption of the Amended Purchaser Charter at the Closing, the Class B common stock of Purchaser, par value $0.0001 per share, in accordance with the Amended Purchaser Charter, which shall have the same exact rights and obligations of shares of Purchaser Class A Common Stock, except that each share of Purchaser Class B Common Stock shall be entitled to a number of votes per share equal to the number of votes per share as the Company Class B Common Stock.

“Purchaser Common Stock” means the shares of Purchaser Class A Common Stock and Purchaser Class B Common Stock, collectively.

“Purchaser Confidential Information” means all confidential or proprietary documents and information concerning the Purchaser or any of its Representatives; provided, however, that Purchaser Confidential Information shall not include any information which, (i) at the time of disclosure by the Company, the Seller Representative or any of their respective Representatives, is generally available publicly and was not disclosed in breach of this Agreement or (ii) at the time of the disclosure by the Purchaser or its Representatives to the Company, the Seller Representative or any of their respective Representatives, was previously known by such receiving party without violation of Law or any confidentiality obligation by the Person receiving such Purchaser Confidential Information. For the avoidance of doubt, from and after the Closing, Purchaser Confidential Information will include the confidential or proprietary information of the Company.

“Purchaser Preferred Stock” means shares of preferred stock, par value $0.0001 per share, of Purchaser.

“Purchaser Private Right” means one right that was included as part of each Purchaser Private Unit entitling the holder thereof to receive one-tenth (1/10) of one (1) share of Purchaser Class A Common Stock upon the consummation by Purchaser of its Business Combination.

“Purchaser Private Units” means the units issued by Purchaser in a private placement to the Sponsor at the time of the consummation of the IPO consisting of one (1) share of Purchaser Class A Common Stock Class and one (1) Purchaser Private Right.

“Purchaser Public Right” means one right that was included as part of each Purchaser Public Unit entitling the holder thereof to receive one-tenth (1/10) of one (1) share of Purchaser Class A Common Stock upon the consummation by Purchaser of its Business Combination.

“Purchaser Public Units” means the units issued in the IPO (including overallotment units acquired by Purchaser’s underwriter) consisting of one (1) share of Purchaser Class A Common Stock and one (1) Purchaser Public Right

“Purchaser Securities” means the Purchaser Units, the Purchaser Common Stock, the Purchaser Preferred Stock and the Representative Warrants, collectively.

B-81

“Purchaser Transaction Expenses” means all fees and expenses of the Purchaser incurred or payable as of the Closing and not paid prior to the Closing (i) in connection with the consummation of the transactions contemplated hereby, including any amounts payable to professionals (including investment bankers, brokers, finders, attorneys, accountants and other consultants and advisors) retained by or on behalf of the Purchaser, and (ii) any change in control bonus, transaction bonus, retention bonus, termination or severance payment or payment relating to terminated options, warrants or other equity appreciation, phantom equity, profit participation or similar rights, in any case, to be made to any current or former employee, independent contractor, director or officer of the Purchaser at or after the Closing pursuant to any agreement to which the Purchaser is a party prior to the Closing which become payable (including if subject to continued employment) as a result of the execution of this Agreement or the consummation of the transactions contemplated hereby.

“Purchaser Units” means the Purchaser Private Units and Purchaser Public Units, collectively.

“Qualified Franchise Location” means a TruGolf branded commercial facility with at least three fully operational golf simulators and which at the time of determination is open to the general public.

“Representative Warrants” means the warrants issued to the IPO Underwriter, in connection with its services as the representative of the underwriters for the IPO, entitling the holder thereof to purchase one (1) share of Purchaser Class A Common Stock per warrant at a purchase price of $12.00 per share.

“Reference Time” means the close of business of the Company on the Closing Date (but without giving effect to the transactions contemplated by this Agreement, including any payments by Purchaser hereunder to occur at the Closing, but treating any obligations in respect of Indebtedness, Company Transaction Expenses or other liabilities that are contingent upon the consummation of the Closing as currently due and owing without contingency as of the Reference Time).

“Release” means any release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, or leaching into the environment.

“Remedial Action” means all actions required by Environmental Laws to (i) clean up, remove, treat, or in any other way address any Hazardous Material, (ii) prevent the Release of any Hazardous Material so it does not endanger or threaten to endanger public health or welfare or the environment, (iii) perform pre-remedial studies and investigations or post-remedial monitoring and care, or (iv) correct a condition of noncompliance with Environmental Laws.

“Representatives” means, as to any Person, such Person’s Affiliates and the respective managers, directors, officers, employees, independent contractors, consultants, advisors (including financial advisors, counsel and accountants), agents and other legal representatives of such Person or its Affiliates.

“SEC” means the U.S. Securities and Exchange Commission (or any successor Governmental Authority).

“Securities Act” means the Securities Act of 1933, as amended.

“Significant Company Holder” means each Company Founder, Brenner Adams, and Nathan Larsen.

B-82

“Software” means any computer software programs, including all source code, object code, and documentation related thereto and all software modules, tools and databases.

“SOX” means the U.S. Sarbanes-Oxley Act of 2002, as amended.

“Sponsor” means Bright Vision Sponsor LLC, a Delaware limited liability company.

“Subsidiary” means, with respect to any Person, any corporation, partnership, association or other business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (ii) if a partnership, association or other business entity, a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons will be deemed to have a majority ownership interest in a partnership, association or other business entity if such Person or Persons will be allocated a majority of partnership, association or other business entity gains or losses or will be or control the managing director, managing member, general partner or other managing Person of such partnership, association or other business entity. A Subsidiary of a Person will also include any variable interest entity which is consolidated with such Person under applicable accounting rules.

“Target Net Working Capital Amount” means an amount equal to One Million Dollars ($1,000,000).

“Tax Return” means any return, declaration, report, claim for refund, information return or other documents (including any related or supporting schedules, statements or information) filed or required to be filed in connection with the determination, assessment or collection of any Taxes or the administration of any Laws or administrative requirements relating to any Taxes.

“Taxes” means (a) all direct or indirect federal, state, local, foreign and other net income, gross income, gross receipts, sales, use, value-added, ad valorem, transfer, franchise, profits, license, lease, service, service use, withholding, payroll, employment, social security and related contributions due in relation to the payment of compensation to employees, excise, severance, stamp, occupation, premium, property, windfall profits, alternative minimum, estimated, customs, duties or other taxes, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts with respect thereto, (b) any Liability for payment of amounts described in clause (a) whether as a result of being a member of an affiliated, consolidated, combined or unitary group for any period or otherwise through operation of law and (c) any Liability for the payment of amounts described in clauses (a) or (b) as a result of any tax sharing, tax group, tax indemnity or tax allocation agreement with any other Person (other than an agreement entered into in the ordinary course of business and not primarily related to Taxes).

“Trade Secrets” means any trade secrets, confidential business information, concepts, ideas, designs, research or development information, processes, procedures, techniques, technical information, specifications, operating and maintenance manuals, engineering drawings, methods, know-how, data, mask works, discoveries, inventions, modifications, extensions, improvements, and other proprietary rights (whether or not patentable or subject to copyright, trademark, or trade secret protection).

“Trademarks” means any trademarks, service marks, trade dress, trade names, brand names, internet domain names, designs, logos, or corporate names (including, in each case, the goodwill associated therewith), whether registered or unregistered, and all registrations and applications for registration and renewal thereof.

B-83

“Trading Day” means any day on which shares of Purchaser Common Stock are actually traded on the principal securities exchange or securities market on which the Purchaser Common Stock are then traded.

“Trust Account” means the trust account established by Purchaser with the proceeds from the IPO pursuant to the Trust Agreement in accordance with the IPO Prospectus.

“Trust Agreement” means that certain Investment Management Trust Agreement, dated as of October 26, 2021, as it may be amended, by and between the Purchaser and the Trustee, as well as any other agreements entered into related to or governing the Trust Account.

“Trustee” means American Stock Transfer & Trust Company, LLC, in its capacity as trustee under the Trust Agreement.

“VWAP” means, for any security as of any date(s), the dollar volume-weighted average price for such security on the principal securities exchange or securities market on which such security is then traded during the period beginning at 9:30:01 a.m., New York time, and ending at 4:00:00 p.m., New York time, as reported by Bloomberg through its “HP” function (set to weighted average) or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30:01 a.m., New York time, and ending at 4:00:00 p.m., New York time, as reported by Bloomberg, or, if no dollar volume-weighted average price is reported for such security by Bloomberg for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported by OTC Markets Group Inc. If the VWAP cannot be calculated for such security on such date(s) on any of the foregoing bases, the VWAP of such security on such date(s) shall be the fair market value as determined reasonably and in good faith by a majority of the disinterested independent directors of the board of directors (or equivalent governing body) of the applicable issuer. All such determinations shall be appropriately adjusted for any stock dividend, stock split, stock combination, recapitalization or other similar transaction during such period.

B-84

10.2 Section References. The following capitalized terms, as used in this Agreement, have the respective meanings given to them in the Section as set forth below adjacent to such terms:

Term	Section	Term	Section
2024 Filing Date	1.13(c)(i)(B)	Antitrust Laws	5.9(b)
2024 Revenue	1.13(c)(i)(A)	Articles of Merger	1.2
2025 Filing Date	1.13(c)(ii)(B)	Assumed Option	1.8
2025 Revenue	1.13(c)(ii)(A)	Audited Company Financials	4.7(a)
2026 Filing Date	1.13(c)(iii)(B)	Balance Sheet Date	4.7(a)
2026 Revenue	1.13(c)(iii)(A)	Business Combination	8.1
AAA Procedures	9.6	CFO	1.12(a)
Accounts Receivable	4.7(f)	Class B Share Exchange	5 22
Acquisition Proposal	5.6(a)	Closing	2.1
Act	Recitals	Closing Date	2.1
Adjustment Amount	1.12(d)	Closing Filing	5.14(b)
Agreement	Preamble	Closing Press Release	5.14(b)
Alternative Transaction	5.6(a)	Closing Statement	1.12(a)
Amended Company Charter	5.22	Company	Preamble
Company Benefit Plan	4.19(a)	Lost Certificate Affidavit	1.9(d)
Company Certificates	1.9(a)	Merger	Recitals
Company Directors	5.17(a)	Merger Consideration	1.7
Company Disclosure Schedules	Article IV	Merger Sub	Preamble
Company Financials	4.7(a)	Milestone	1.13(c)(iii)(C)
Company IP	4.13(d)	Milestone Statement	1.13(d)(ii))
Company IP Licenses	4.13(a)	Milestone Year	1.13(a)
Company Material Contracts	4.12(a)	New Employment Agreements	5.21
Company Permits	4.10	Non-Competition Agreement	Recitals
Company Personal Property Leases	4.16	Objection Statement	1.12(b)
Company Real Property Leases	4.14(a)	OFAC	3.19(c)
Company Registered IP	4.13(a)	Off-the-Shelf Software	4.13(a)
Company Special Committee	5.22	Original Business Combination Agreement	Recitals
Company Special Meeting	5.13	Outbound IP License	4.13(c)
Conversion Ratio	1.7	Outside Date	7.1(b)
D&O Indemnified Persons	5.18(a)	Party(ies)	Preamble
D&O Tail Insurance	5.18(b)	PIPE Investment	5.20
DCGL	Recitals	Post-Closing Purchaser Board	5.17(a)
Dispute	9.6	Price Milestone	1.13(c)(iii)(B)
Dissenting Shares	1.14	Price Measurement Period	1.13(c)(iii)(B)
Dissenting Stockholder	1.14	Price Statement	1.13(d)(i)
Earnout Shares	1.13(a)	Proxy Statement	5.12(a)
Effective Time	1.2	Public Certifications	3.6(a)
EGS	2.1	Public Stockholders	8.1
Enforceability Exceptions	3.2	Purchaser	Preamble
Environmental Permits	4.20(a)	Purchaser Directors	5.17(a)
Estimated Closing Statement	1.11	Purchaser Disclosure Schedules	Article III
Exchange Agent	1.9(a)	Purchaser Financials	3.6(b)
Expenses	7.3	Purchaser Material Contract	3.13(a)
Extension	5.3(a)	Purchaser Representative	Preamble
Extension Expenses	5.3(a)(iv)	Purchaser Representative Documents	9.16(a)

Term	Section	Term	Section
Federal Securities Laws	5.7	Purchaser Stockholder Approval Matters	5.12(a)
Filing Date	1.13(c)(iii)(B)
First Tranche	1.13(c)(i)	Purchaser Special Meeting	5.12(a)
First Tranche Franchise Milestone	1.13(c)(i)(C)	Redemption	5.12(a)
First Tranche Price Milestone	1.13(c)(i)(B)	Registration Statement	5.12(a)
First Tranche Price Measurement Period	1.13(c)(i)(B)	Related Person	4.21
First Tranche Revenue Milestone	1.13(c)(i)(A)	Released Claims	8.1
Franchise Milestone	1.13(c)(iii)(C)	Representative Party	1.12(b)
Gross Revenues	1.13(c)(i)(A)	Required Company Stockholder Approval	7.2(b)
Health Plan	4.19(h)4 7(a)	Required Purchaser Stockholder Approval	6.1(a)
High Vote Company Stockholder Approval	5.22	Resolution Period	9.6
Incentive Plan	5.12(a)
Independent Expert	1.12(b)	Revenue Milestone	1.13(c)(iii)(A)
Independent Expert Notice Date	1.12(b)	Revenue and Franchise Statement	1.13(d)(ii)
Interim Period	5.1(a)	SEC Reports	3.6(a)
Letter of Transmittal	1.9(a)	Second Tranche	1.13(c)(ii)
Lock-Up Agreement	Recitals		1.13(c)(ii)(C)
Loss	9.16(b)	Second Tranche Franchise Milestone
Second Tranche Price Milestone	1.13(c)(ii)(B)	Surviving Corporation	1.1
Second Tranche Price Measurement Period	1.13(c)(ii)(B)	Termination Fee	7.4
Second Tranche Revenue Milestone	1.13(c)(ii)(A)	Third Tranche	1.13(c)(iii)
Section 409A Plan	4.19(k)	Third Tranche Franchise Milestone	1.13(c)(iii)(C)
Seller Representative	Preamble	Third Tranche Price Milestone	1.13(c)(iii)(B)
Seller Representative Documents	9.17(a)	Third Tranche Price Measurement Period	1.13(c)(iii)(B)
Signing Filing	5.14(b)	Third Tranche Revenue Milestone	1.13(c)(iii)(A)
Signing Press Release	5.14(b)	Top Customers	4.24
SPAC Accounting Changes	3.6(a)	Top Suppliers	4.24
Specified Courts	9.7	Transmittal Documents	1.9(b)
Stockholder Merger Consideration	1.7	Voting Agreements	Recitals

{REMAINDER OF PAGE INTENTIONALLY LEFT BLANK; SIGNATURE PAGE FOLLOWS}

IN WITNESS WHEREOF, each Party hereto has caused this Amended and Restated Agreement and Plan of Merger to be signed and delivered as of the date first written above.

The Purchaser:

DEEP MEDICINE ACQUISITION CORP.

By:	/s/ Humphrey P. Polanen
Name:	Humphrey P. Polanen
Title:	Chief Executive Officer

The Purchaser Representative:

BRIGHT VISION SPONSOR LLC, solely in the capacity as the Purchaser Representative hereunder

By:	/s/ Ke Li
Name:	Ke Li
Title:	Managing Member

Merger Sub:

DMAC MERGER SUB INC.

By:	/s/ Humphrey P. Polanen
Name:	Humphrey P. Polanen
Title:	President

The Company:

TRUGOLF, INC.

By:	/s/ Christopher Jones
Name:	Christopher Jones
Title:	Chief Executive Officer

The Seller Representative:

/s/ Christopher Jones
Christopher Jones, solely in the capacity as the Seller Representative hereunder

Annex C

THIRD AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

TRUGOLF HOLDINGS, INC.

[            ], 2023

Deep Medicine Acquisition Corp., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), DOES HEREBY CERTIFY AS FOLLOWS:

1. The date of filing of its original certificate of incorporation with the Secretary of State of Delaware on July 8, 2020, was amended by the amended and restated certificate of incorporation filed with the Secretary State of Delaware on March 26, 2021, and the second amended and restated certificate of incorporation filed with the Secretary State of Delaware on October 12, 2021, under the name Deep Medicine Acquisition Corp. (the “Certificate”). Effective immediately upon the filing of this Third Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware, the name of the Corporation is “TruGolf Holdings, Inc.”

2. This Third Amended and Restated Certificate of Incorporation (the “Third Amended and Restated Certificate”), which both restates and amends the provisions of the Certificate, was duly adopted in accordance with Sections 228, 242 and 245 of the General Corporation Law of the State of Delaware, as amended from time to time (the “DGCL”).

3. This Third Amended and Restated Certificate shall become effective on the date of filing with Secretary of State of Delaware.

4. The text of the Certificate is hereby restated and amended in its entirety to read as follows:

ARTICLE I

NAME

The name of the corporation is TruGolf Holdings, Inc. (the “Corporation”).

ARTICLE II

PURPOSE

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL.

ARTICLE III

REGISTERED AGENT

The address of the Corporation’s registered office in the State of Delaware is 251 Little Falls Drive, in the City of Wilmington, County of New Castle, State of Delaware, 19808, and the name of the Corporation’s registered agent at such address is Corporation Service Company.

ARTICLE IV

CAPITALIZATION

Section 4.1 Authorized Capital Stock. The total number of shares of all classes of capital stock, each with a par value of $0.0001 per share, which the Corporation is authorized to issue is 110,000,000 shares, consisting of (a) 100,000,000 shares of common stock (the “Common Stock”), including (i) 90,000,000 shares of Class A Common Stock (the “Class A Common Stock”), and (ii) 10,000,000 shares of Class B Common Stock (the “Class B Common Stock”), and (b) 10,000,000 shares of preferred stock (the “Preferred Stock”).

Annex C-1

Section 4.2 Common Stock. All shares of Class A Common Stock and Class B Common Stock will be identical and will entitle the holders thereof to the same rights and privileges, except as otherwise provided herein.

(a) Voting. The holders of shares of Class A Common Stock and of Class B Common Stock shall have the following voting rights:

(i) Each share of Class A Common Stock shall entitle the holder thereof to one vote on all matters submitted to a vote of the stockholders of the Corporation.

(ii) Each share of Class B Common Stock shall entitle the holder thereof to ten votes on all matters submitted to a vote of the stockholders of the Corporation.

(iii) Except as otherwise required by applicable law, the holders of shares of Class A Common Stock and the holders of shares of Class B Common Stock shall vote together as one class on all matters submitted to a vote of stockholders of the Corporation (or, if any holders of shares of Preferred Stock are entitled to vote together with the holders of Class A Common Stock and Class B Common Stock, as a single class with such holders of shares of Preferred Stock).

(b) Dividends. Subject to applicable law, the rights, if any, of the holders of any outstanding series of the Preferred Stock, the holders of shares of Common Stock shall be entitled to receive such dividends and other distributions (payable in cash, property or capital stock of the Corporation) when, as and if declared thereon by the Board from time to time out of any assets or funds of the Corporation legally available therefor and shall share equally on a per share basis in such dividends and distributions.

(c) Liquidation, Dissolution or Winding Up of the Corporation. Subject to applicable law, the rights, if any, of the holders of any outstanding series of the Preferred Stock, in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after payment or provision for payment of the debts and other liabilities of the Corporation, the holders of shares of Common Stock shall be entitled to receive all the remaining assets of the Corporation available for distribution to its stockholders, ratably in proportion to the number of shares of Class A Common Stock (on an as converted basis with respect to the Class B Common Stock) held by them.

(d) Issuance of Class B Common Stock. From and after the effective time of these Third Amended and Restated Articles (the “Effective Time”), additional shares of Class B Common Stock may be issued only to, and registered in the name of, (A) Christopher Jones, Steve Johnson, and David Ashby (each a “Founder” and collectively the “Founders”) and (B) any entities, directly or indirectly, wholly-owned by (or in the case of a trust solely for the benefit of) the Founders (including all subsequent successors, assigns and permitted transferees) (collectively, “Permitted Class B Owners”).

(e) Conversion of Class B Common Stock.

(i) Voluntary Conversion. Each share of Class B Common Stock shall be convertible into one fully paid and nonassessable share of Class A Common Stock at the option of the holder thereof at any time upon written notice to the Corporation. In order to effectuate a conversion of shares of Class B Common Stock, a holder shall (a) submit a written election to the Corporation that such holder elects to convert shares of Class B Common Stock, the number of such shares elected to be converted and (b) (if such shares are certificated), along with such written election, surrender to the Corporation the certificate or certificates representing the shares being converted, duly assigned or endorsed for transfer to the Corporation (or accompanied by duly executed stock powers relating thereto) or, in the event the certificate or certificates are lost, stolen or missing, accompanied by an affidavit of loss executed by the holder. The conversion of such shares hereunder shall be deemed effective as of the date of surrender of such Class B Common Stock certificate or certificates, delivery of such affidavit of loss or the written election to convert for uncertificated shares. Upon the receipt by the Corporation of a written election and, if applicable, the surrender of such certificate(s) and accompanying materials, the Corporation shall as promptly as practicable (but in any event within 10 days thereafter) either (a) deliver to the relevant holder (i) a certificate in such holder’s name (or the name of such holder’s designee as stated in the written election) for the number of shares of Class A Common Stock to which such holder shall be entitled upon conversion of the applicable shares as calculated pursuant to this Section 4.2 and, if applicable (ii) a certificate in such holder’s (or the name of such holder’s designee as stated in the written election) for the number of shares of Class B Common Stock (including any fractional share) represented by the certificate or certificates delivered to the Corporation for conversion but otherwise not elected to be converted pursuant to the written election or (b) note the conversion of the shares on the stock ledger of the Corporation. All shares of capital stock issued hereunder by the Corporation shall be duly and validly issued, fully paid and nonassessable, free and clear of all taxes, liens, charges and encumbrances with respect to the issuance thereof. Each share of Class B Common Stock that is converted pursuant to this Section 4.2(d) shall be retired by the Corporation and shall not be available for reissuance.

Annex C-2

(ii) Automatic Conversion of Class B Common Stock. Each share of Class B Common Stock will automatically convert into one (1) share of Class A Common Stock upon any sale, pledge or other transfer (a “Transfer”), whether or not for value, by the initial registered holder thereof, upon any Transfer, other than in each case any Transfer to a Permitted Class B Owner. Notwithstanding anything to the contrary set forth herein, any holder of Class B Common Stock may pledge his, her or its shares of Class B Common Stock to a pledgee pursuant to a bona fide pledge of the shares as collateral security for indebtedness due to the pledgee so long as the shares are not transferred to or registered in the name of the pledgee. In the event of any pledge meeting these requirements, the pledged shares will not be converted automatically into shares of Class A Common Stock. If the pledged shares of Class B Common Stock become subject to any foreclosure, realization or other similar action by the pledgee, they will be converted automatically into shares of Class A Common Stock upon the occurrence of that action.

(iii) The Corporation may, from time to time, establish such policies and procedures, not in violation of applicable law or the other provisions of this Third Amended and Restated Certificate of Incorporation, relating to the conversion of the Class B Common Stock into Class A Common Stock and the dual class common stock structure contemplated by this Amended and Restated Certificate of Incorporation as it may deem necessary or advisable.

Section 4.3 Preferred Stock. Shares of Preferred Stock may be issued from time to time in one or more series. The Board of Directors of the Corporation (the “Board”) is hereby authorized to provide by resolution or resolutions from time to time for the issuance, out of the unissued shares of Preferred Stock, of one or more series of Preferred Stock, without stockholder approval, by filing a certificate pursuant to the applicable law of the State of Delaware (the “Preferred Stock Designation”), setting forth such resolution and, with respect to each such series, establishing the number of shares to be included in such series, and fixing the voting powers, full or limited, or no voting power of the shares of such series, and the designation, preferences and relative, participating, optional or other special rights, if any, of the shares of each such series and any qualifications, limitations or restrictions thereof. The powers, designation, preferences and relative, participating, optional and other special rights of each series of Preferred Stock, and the qualifications, limitations and restrictions thereof, if any, may differ from those of any and all other series at any time outstanding. The authority of the Board with respect to each series of Preferred Stock shall include, but not be limited to, the determination of the following:

(a) the designation of the series, which may be by distinguishing number, letter or title;

(b) the number of shares of the series, which number the Board may thereafter (except where otherwise provided in the Preferred Stock Designation) increase or decrease (but not below the number of shares thereof then outstanding);

(c) the amounts or rates at which dividends will be payable on, and the preferences, if any, of shares of the series in respect of dividends, and whether such dividends, if any, shall be cumulative or noncumulative;

(d) the dates on which dividends, if any, shall be payable;

(e) the redemption rights and price or prices, if any, for shares of the series;

(f) the terms and amount of any sinking fund, if any, provided for the purchase or redemption of shares of the series;

(g) the amounts payable on, and the preferences, if any, of shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation;

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(h) whether the shares of the series shall be convertible into or exchangeable for, shares of any other class or series, or any other security, of the Corporation or any other corporation, and, if so, the specification of such other class or series or such other security, the conversion or exchange price or prices or rate or rates, any adjustments thereof, the date or dates at which such shares shall be convertible or exchangeable and all other terms and conditions upon which such conversion or exchange may be made;

(i) restrictions on the issuance of shares of the same series or any other class or series;

(j) the voting rights, if any, of the holders of shares of the series generally or upon specified events; and

(k) any other powers, preferences and relative, participating, optional or other special rights of each series of Preferred Stock, and any qualifications, limitations or restrictions thereof, all as may be determined from time to time by the Board and stated in the resolution or resolutions providing for the issuance of such Preferred Stock.

Without limiting the generality of the foregoing, the resolutions providing for issuance of any series of Preferred Stock may provide that such series shall be superior or rank equally or be junior to any other series of Preferred Stock to the extent permitted by law.

ARTICLE V

BOARD OF DIRECTORS

Section 5.1 Board Powers. The business and affairs of the Corporation shall be managed by, or under the direction of, the Board, except as otherwise provided by this Third Amended and Restated Certificate or the DGCL.

Section 5.2 Number, Election and Term.

(a) The number of directors of the Corporation, other than those who may be elected by the holders of one or more series of the Preferred Stock voting separately by class or series, shall be fixed from time to time exclusively by the Board pursuant to a resolution adopted by a majority of the Board.

(b) A director shall hold office until the annual meeting for the year in which his or her term expires and until his or her successor has been elected and qualified, subject, however, to such director’s earlier death, resignation, retirement, disqualification or removal.

(c) Unless and except to the extent that the Bylaws of the Corporation (as the same may be amended and/or restated from time to time, the “Bylaws”) shall so require, the election of directors need not be by written ballot. The holders of shares of Common Stock and Preferred Stock shall not have cumulative voting rights with regard to election of directors.

Section 5.3 Newly Created Directorships and Vacancies. Subject to the rights of holders of any series of Preferred Stock, any newly created directorship that results from an increase in the number of directors or any vacancy on the Board that results from the death, disability, resignation, disqualification or removal of any director or from any other cause shall be filled solely by the affirmative vote of a majority of the total number of directors then in office, even if less than a quorum, or by a sole remaining director and shall not be filled by the stockholders. Any director elected in accordance with the preceding sentence shall, in the case of a newly created directorship, hold office for the full term of the class in which the newly created directorship was created or, in the case of a vacancy, hold office for the remaining term of his or her predecessor and in each case until his or her successor shall be elected and qualified, subject to his or her earlier death, disqualification, resignation or removal.

Section 5.4 Removal. Subject to the rights of the holders of any series of Preferred Stock, any director or the entire Board may be removed from office at any time, but only for cause.

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Section 5.5 Committees. Pursuant to the Bylaws, the Board may establish one or more committees to which may be delegated any or all of the powers and duties of the Board to the full extent permitted by law.

Section 5.6 Stockholder Nominations and Introduction of Business. Advance notice of stockholder nominations for election of directors and other business to be brought by stockholders before a meeting of stockholders shall be given in the manner provided by the Bylaws.

Section 5.7 Preferred Stock Directors. During any period when the holders of any series of Preferred Stock have the right to elect additional directors as provided for or fixed pursuant to the provisions of Article IV hereof or any Preferred Stock Designation, then upon commencement and for the duration of the period during which such right continues: (i) the then otherwise total number of authorized directors of the Corporation shall automatically be increased by such specified number of directors, and the holders of such Preferred Stock shall be entitled to elect the additional directors so provided for or fixed pursuant to said provisions, and (ii) each such additional director shall serve until such director’s successor shall have been duly elected and qualified, or until such director’s right to hold such office terminates pursuant to said provisions, whichever occurs earlier, subject to his earlier death, disqualification, resignation or removal. Except as otherwise provided for or fixed pursuant to the provisions of Article IV hereof or any Preferred Stock Designation, whenever the holders of any series of Preferred Stock having such right to elect additional directors are divested of such right pursuant to the provisions of such stock, the terms of office of all such additional directors elected by the holders of such stock, or elected to fill any vacancies resulting from the death, resignation, disqualification or removal of such additional directors, shall forthwith terminate and the total authorized number of directors of the Corporation shall be reduced accordingly.

ARTICLE VI

BYLAWS

In furtherance and not in limitation of the powers conferred upon it by law, the Board shall have the power and is expressly authorized to adopt, amend, alter or repeal the Bylaws. The affirmative vote of a majority of the Board shall be required to adopt, amend, alter or repeal the Bylaws. The Bylaws also may be adopted, amended, altered or repealed by the stockholders; provided, however, that in addition to any vote of the holders of any class or series of capital stock of the Corporation required by law or by this Third Amended and Restated Certificate (including any Preferred Stock Designation), the affirmative vote of the holders of at least a majority of the voting power of all then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required for the stockholders to adopt, amend, alter or repeal the Bylaws; and provided further, however, that no Bylaws hereafter adopted by the stockholders shall invalidate any prior act of the Board that would have been valid if such Bylaws had not been adopted.

ARTICLE VII

SPECIAL MEETINGS OF STOCKHOLDERS; ACTION BY WRITTEN CONSENT

Section 7.1 Special Meetings. Subject to the rights, if any, of the holders of any outstanding series of the Preferred Stock, and to the requirements of applicable law, special meetings of stockholders of the Corporation may be called only by the Chairman of the Board, the Chief Executive Officer of the Corporation, or the Board pursuant to a resolution adopted by a majority of the Board, and the ability of the stockholders of the Corporation to call a special meeting is hereby specifically denied. Except as provided in the foregoing sentence, special meetings of stockholders of the Corporation may not be called by another person or persons.

Section 7.2 Advance Notice. Advance notice of stockholder nominations for the election of directors and of business to be brought by stockholders before any meeting of the stockholders of the Corporation shall be given in the manner provided in the Bylaws.

Section 7.3 Action by Written Consent. Except as may be otherwise provided for or fixed pursuant to this Third Amended and Restated Certificate (including any Preferred Stock Designation) relating to the rights of the holders of any outstanding series of Preferred Stock, any action required or permitted to be taken by the stockholders of the Corporation must be effected by a duly called annual or special meeting of such stockholders and may not be effected by written consent of the stockholders, other than with respect to any action required or permitted to be taken by the holders of our Class B Common Stock with respect to which action may be taken by written consent.

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ARTICLE VIII

LIMITED LIABILITY; INDEMNIFICATION

Section 8.1 Limitation of Liability. To the fullest extent permitted by the DGCL as it presently exists or may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty as a director. Without limiting the effect of the preceding sentence, if the DGCL is hereafter amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

Section 8.2 Change in Rights. Neither any amendment nor repeal of this Article VIII, nor the adoption of any provision of this Third Amended and Restated Certificate or the Bylaws of the Corporation inconsistent with this Article VIII, shall eliminate, reduce or otherwise adversely affect any limitation on the personal liability of a director of the Corporation existing at the time of such amendment, repeal or adoption of an inconsistent provision.

ARTICLE IX: CHOICE OF FORUM

Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for: (a) any derivative action or proceeding brought on behalf of the Corporation; (b) any action asserting a claim of breach of a fiduciary duty owed by, or other wrongdoing by, any director, officer, stockholder, employee or agent of the Corporation to the Corporation or the Corporation’s stockholders; (c) any action asserting a claim against the Corporation or any director, officer, stockholder, employee or agent of the Corporation arising pursuant to any provision of the DGCL, this Third Amended and Restated Certificate or the Bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware; (d) any action to interpret, apply, enforce or determine the validity of this Third Amended and Restated Certificate or the Bylaws; or (e) any action asserting a claim against the Corporation or any director, officer, stockholder, employee or agent of the Corporation governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of the Corporation shall be deemed to have notice of and to have consented to the provisions of this Article IX.

ARTICLE X: AMENDMENT OF CERTIFICATE OF INCORPORATION

If any provision of this Third Amended and Restated Certificate shall be held to be invalid, illegal or unenforceable, then such provision shall nonetheless be enforced to the maximum extent possible consistent with such holding and the remaining provisions of this Third Amended and Restated Certificate (including, without limitation, all portions of any section of this Third Amended and Restated Certificate containing any such provision held to be invalid, illegal or unenforceable, which is not invalid, illegal or unenforceable) shall remain in full force and effect.

The Corporation reserves the right to amend, or repeal any provision contained in this Third Amended and Restated Certificate, in the manner now or hereafter prescribed by the laws of the State of Delaware, and all rights conferred herein are granted subject to this reservation; provided, however, that, notwithstanding any other provision of this Third Amended and Restated Certificate or applicable law that might permit a lesser vote or no vote (but subject to the rights of any series of Preferred Stock set forth in any Preferred Stock Designation) and in addition to any affirmative vote of the holders of any particular class or series of capital stock of the Corporation required by applicable law or this Third Amended and Restated Certificate, the affirmative vote of the holders of at least [majority/two-thirds] of the voting power of all then-outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to amend, repeal, or adopt any provisions inconsistent with this Article X or Article V, Article VI, Article VII or Article VIII of this Certificate of Incorporation; provided, further, that if [a majority/two-thirds] of the Board has approved such amendment or repeal of any provisions of this Third Amended and Restated Certificate, then only the affirmative vote of the holders of a majority of the voting power of all then-outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class (in addition to any other vote of the holders of any class or series of stock of the Corporation required by applicable law or by this Third Amended and Restated Certificate or any Preferred Stock Designation), shall be required to amend or repeal such provisions of this Third Amended and Restated Certificate.

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IN WITNESS WHEREOF, the Corporation has caused this Third Amended and Restated Certificate to be duly executed and acknowledged in its name and on its behalf by an authorized officer as of the date first set forth above.

Deep Medicine Acquisition Corp.

By:
Name:
Title:

[Signature Page to Third Amended and Restated Certificate of Incorporation]

Annex C-7

Annex D

BYLAWS

OF

[TRUGOLF HOLDINGS, INC.]

– A Delaware Corporation –

ARTICLE I

OFFICES

SECTION 1. Principal Office. The registered office of the corporation shall be located in such place as may be provided from time to time in the Certificate of Incorporation.

SECTION 2. Other Offices. The corporation may also have offices at such other places both within and without the State of Delaware as the board of directors may from time to time determine or as the business of the corporation may require.

ARTICLE II

STOCKHOLDERS

SECTION 1. Annual Meetings. The annual meeting of the stockholders of the corporation shall be held wholly or partially by means of remote communication or at such place, within or without the State of Delaware, on such date and at such time as may be determined by the board of directors and as shall be designated in the notice of said meeting.

SECTION 2. Special Meetings. Special meetings of the stockholders for any purpose or purposes, unless otherwise prescribed by statute or by the Certificate of Incorporation, may be held wholly or partially by means of remote communication or at any place, within or without the State of Delaware, and may be called by resolution of the board of directors, or by the Chairman or the President.

SECTION 3. Notice and Purpose of Meetings. Written or printed notice of the meeting stating the place, day and hour of the meeting and, in case of a special meeting, stating the purpose or purposes for which the meeting is called, and in case of a meeting held by remote communication stating such means, shall be delivered not less than 10 nor more than 60 days before the date of the meeting, either personally, or by mail, or if prior consent has been received by a stockholder by electronic transmission, by or at the direction of the Chairman or the President, the Secretary, or the persons calling the meeting, to each stockholder of record entitled to vote at such meeting.

SECTION 4. Quorum. The holders of a majority of the shares of capital stock issued and outstanding and entitled to vote, shall constitute a quorum at all meetings of the stockholders for the transaction of business, except as otherwise provided by statute or by the Certificate of Incorporation. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the stockholders present in person or represented by proxy shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented any business may be transacted which might have been transacted at the meeting as originally notified.

SECTION 5. Voting Process. If a quorum is present or represented, the affirmative vote of a majority of the shares of stock present or represented at the meeting, by ballot, proxy or electronic ballot, shall be the act of the stockholders unless the vote of a greater number of shares of stock is required by law, by the Certificate of Incorporation or by these by-laws. Each outstanding share of stock having voting power, shall be entitled to one vote on each matter submitted to a vote at a meeting of stockholders. A stockholder may vote either in person, by proxy executed in writing by the stockholder or by his duly authorized attorney-in-fact, or by ballot from which it can be determined that the ballot was authorized by a stockholder or proxyholder. The term, validity and enforceability of any proxy shall be determined in accordance with the General Corporation Law of the State of Delaware.

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SECTION 6. Written Consent of Stockholders Without a Meeting. Whenever the stockholders are required or permitted to take any action by vote, such action may be taken without a meeting, without prior notice and without a vote, if a written consent or electronic transmission, setting forth the action so taken, shall be signed or e-mailed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting called for such purpose.

SECTION 7. Advance Notice for Business. In addition to any other applicable requirements, for business (other than nominations) to be properly brought before an annual meeting by a stockholder, such stockholder must have given timely notice thereof in proper written form to the Secretary and such business must otherwise be a proper matter for stockholder action. A stockholder’s notice to the Secretary with respect to such business, to be timely, must be received by the Secretary at the principal executive offices of the corporation not later than the close of business on the 90th day nor earlier than the opening of business on the 120th day before the anniversary date of the immediately preceding annual meeting of stockholders. The foregoing notice requirements of this Section 7 shall be deemed satisfied by a stockholder as to any proposal (other than nominations) if the stockholder has notified the corporation of such stockholder’s intention to present such proposal at an annual meeting in compliance with Rule 14a-8 (or any successor thereof) of the Securities Exchange Act of 1934, as amended, and such stockholder has complied with the requirements of such Rule for inclusion of such proposal in a proxy statement prepared by the corporation to solicit proxies for such annual meeting.

ARTICLE III

DIRECTORS

SECTION 1. Powers. The business affairs of the corporation shall be managed by its board of directors, which may exercise all such powers of the corporation and do all such lawful acts and things as are not by statute or by the Certificate of Incorporation or by these by-laws directed or required to be exercised or done by the stockholders. The board of directors may adopt such rules and regulations, not inconsistent with the Certificate of Incorporation or these by-laws or applicable laws, as it may deem proper for the conduct of its meetings and the management of the corporation.

SECTION 2. Number, Qualifications, Term. The board of directors shall consist of one or more members. The number of directors shall be fixed by the board of directors and may thereafter be changed from time to time by resolution of the board of directors. Directors need not be residents of the State of Delaware nor stockholders of the corporation.

SECTION 3. Vacancies. Vacancies and newly created directorships resulting from any increase in the number of directors may be filled by a majority of the directors then in office, though less than a quorum, and the directors so chosen shall hold office until the next annual election and until their successors are duly elected and shall qualify. A vacancy created by the removal of a director by the stockholders may be filled by the stockholders.

SECTION 4. Place of Meetings. Meetings of the board of directors, regular or special, may be held either within or without the State of Delaware.

SECTION 5. Regular Meetings. Regular meetings of the board of directors may be held upon such notice, or without notice, and at such time and at such place as shall from time to time be determined by the board.

SECTION 6. Special Meetings. Special meetings of the board of directors may be called by the Chairman or the President or by the number of directors who then legally constitute a quorum. Notice of the time and place of all special meetings of the board of directors shall be orally or in writing, by telephone, including a voice messaging system or other system or technology designed to record and communicate messages, facsimile, telegraph or telex, or by electronic mail or other electronic means, during normal business hours, at least 24 hours before the date and time of the meeting. If notice is sent by U.S. mail, it shall be sent by first class mail, charges prepaid, at least three days before the date of the meeting.

SECTION 7. Notice; Waiver. Attendance of a director at any meeting shall constitute a waiver of notice of such meeting, except where a director attends for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the board of directors need be specified in the notice or waiver of notice of such meeting.

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SECTION 8. Quorum. A majority of the directors then in office shall constitute a quorum for the transaction of business unless a greater number is required by law, by the Certificate of Incorporation or by these by-laws. If a quorum shall not be present at any meeting of directors, the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

SECTION 10. Action Without A Meeting. Any action required or permitted to be taken at a meeting of the directors may be taken without a meeting if a consent in writing or by electronic transmission, setting forth the action so taken, shall be signed by all of the directors entitled to vote with respect to the subject matter thereof. In addition, meetings of the board may be held by means of conference telephone or voice communication as permitted by the General Corporation Law of the State of Delaware.

SECTION 11. Action. Except as otherwise provided by law or in the Certificate of Incorporation or these by-laws, if a quorum is present, the affirmative vote of a majority of the members of the board of directors will be required for any action.

SECTION 12. Removal of Directors. Subject to any provisions of applicable law, any or all of the directors may be removed by vote of the stockholders.

SECTION 13. Advance Notice for Nomination of Directors. In addition to any other applicable requirements, for a nomination to be made by a stockholder, such stockholder must have given timely notice thereof in proper written form to the Secretary. To be timely, a stockholder’s notice to the Secretary must be received by the Secretary at the principal executive offices of the corporation (i) in the case of an annual meeting, not later than the close of business on the 90th day nor earlier than the close of business on the 120th day before the anniversary date of the immediately preceding annual meeting of stockholders; and (ii) in the case of a special meeting of stockholders called for the purpose of electing directors, not later than the close of business on the 10th day following the day on which public announcement of the date of the special meeting is first made by the corporation.

ARTICLE IV

COMMITTEES

SECTION 1. Executive Committee. The board of directors may, by resolution adopted by a majority of the whole board of directors, designate one or more of its members to constitute members or alternate members of an Executive Committee.

SECTION 2. Powers and Authority of Executive Committee. The Executive Committee shall have and may exercise, between meetings of the board of directors, all the powers and authority of the board of directors in the management of the business and affairs of the corporation, including, the right to authorize the purchase of stock, except that the Executive Committee shall not have such power or authority in reference to amending the Certificate of Incorporation; adopting an agreement of merger or consolidation; recommending to the stockholders the sale, lease or exchange of all or substantially all of the corporation’s property and assets; recommending to the stockholders a dissolution of the corporation or a revocation of a dissolution, or amending the by-laws of the corporation or authorizing the declaration of a dividend.

SECTION 3. Designation of Committees. The board of directors may, by resolution adopted by a majority of the whole board, designate one or more committees, each of which shall, except as otherwise prescribed by law, have such authority of the board of directors as shall be specified in the resolution of the board designating such committee. The board of directors shall have the power at any time to change the membership of, to fill all vacancies in and to discharge any such committee, either with or without cause.

SECTION 4. Procedure; Meetings; Quorum. Committee meetings, of which no notice shall be necessary, may be held at such times and places as shall be fixed by resolution adopted by a majority of the members thereof. So far as applicable, the provisions of Article III of these by-laws relating to notice, quorum and voting requirements applicable to meetings of the board of directors shall govern meetings of any committee of the board. Each committee of the board of directors shall keep written minutes of its proceedings and circulate summaries of such written minutes to the board of directors before or at the next meeting of the board.

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ARTICLE V

OFFICERS

SECTION 1. Number. The board of directors at its first meeting after each annual meeting of stockholders shall choose a Chief Executive Officer, a President, a Secretary and a Treasurer, none of whom need be a member of the board. The board of directors may also choose a Chairman from among the directors, one or more Executive Vice Presidents, one or more Vice Presidents, Assistant Secretaries and Assistant Treasurers. The board of directors may appoint such other officers and agents as it shall deem necessary, who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the board of directors. More than two offices may be held by the same person.

SECTION 2. Compensation. The salaries or other compensation of all officers of the corporation shall be fixed by the board of directors. No officer shall be prevented from receiving a salary or other compensation by reason of the fact that he is also a director.

SECTION 3. Term; Removal; Vacancy. The officers of the corporation shall hold office until their successors are chosen and qualify. Any officer may be removed at any time, with or without cause, by the affirmative vote of a majority of the whole board of directors. Any vacancy occurring in any office of the corporation shall be filled by the board of directors.

SECTION 4. Chairman. The Chairman shall, if one be elected, preside at all meetings of the board of directors.

SECTION 5. Chief Executive Officer. The Chief Executive Officer shall be the chief executive officer of the corporation, shall preside at all meetings of the stockholders and the board of directors in the absence of the Chairman, shall have general supervision over the business of the corporation and shall see that all directions and resolutions of the board of directors are carried into effect.

SECTION 6. President. The President shall, in the absence or disability of the Chief Executive Officer, perform the duties and exercise the powers of the Chief Executive Officer and shall perform such other duties and have such other powers as the board of directors may from time to time prescribe.

SECTION 7. Vice President. The Executive Vice Presidents shall, in the absence or disability of the President, perform the duties and exercise the powers of the President and shall perform such other duties and have such other powers as the board of directors may from time to time prescribe. If there shall be more than one Executive Vice President, the Executive Vice Presidents shall perform such duties and exercise such powers in the absence or disability of the President, in the order determined by the board of directors. The Vice Presidents shall, in the absence or disability of the President and of the Executive Vice Presidents, perform the duties and exercise the powers of the President and shall perform such other duties and have such other powers as the board of directors may from time to time prescribe. If there shall be more than one vice president, the vice presidents shall perform such duties and exercise such powers in the absence or disability of the President and of the Executive Vice President, in the order determined by the board of directors.

SECTION 8. Secretary. The Secretary shall attend all meetings of the board of directors and all meetings of the stockholders and record all the proceedings of the meetings of the corporation and of the board of directors in a book to be kept for that purpose. He shall give, or cause to be given, notice of all meetings of the stockholders and special meetings of the board of directors, and shall perform such other duties as may be prescribed by the board of directors or President, under whose supervision he shall be. He shall have custody of the corporate seal of the corporation and he, or an assistant secretary, shall have the authority to affix the same to an instrument requiring it and when so affixed, it may be attested by his signature or by the signature of such assistant secretary. The board of directors may give general authority to any other officer to affix the seal of the corporation and to attest the affixing by his signature.

SECTION 9. Assistant Secretary. The Assistant Secretary, if there shall be one, or if there shall be more than one, the assistant secretaries in the order determined by the board of directors, shall, in the absence or disability of the Secretary, perform the duties and exercise the powers of the Secretary and shall perform such other duties and have such powers as the board of directors may from time to time prescribe.

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SECTION 10. Treasurer. The Treasurer or Chief Financial Officer shall have the custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the corporation and shall deposit all moneys and other valuable effects in the name and to the credit of the corporation in such depositories as may be designated by the board of directors. He shall disburse the funds of the corporation as may be ordered by the board of directors, taking proper vouchers for such disbursements, and shall render to the Chairman, the President and the board of directors, at its regular meetings, or when the board of directors so requires, an account of all of his transactions as Treasurer and of the financial condition of the corporation.

SECTION 11. Assistant Treasurer. The Assistant Treasurer, if there shall be one, or, if there shall be more than one, the Assistant Treasurers in the order determined by the board of directors, shall, in the absence or disability of the Treasurer, perform the duties and exercise the powers of the Treasurer and shall perform such other duties and have such other powers as the board of directors may from time to time prescribe.

ARTICLE VI

CAPITAL STOCK

SECTION 1. Form. The shares of the capital stock of the corporation may be uncertificated, or be represented by certificates in such form as shall be approved by the board of directors and shall be signed by the Chairman, the President, an Executive Vice President or a Vice President, and by the Treasurer or an assistant treasurer or the Secretary or an Assistant Secretary of the corporation, and may be sealed with the seal of the corporation or a facsimile thereof.

SECTION 2. Lost and Destroyed Certificates. The board of directors may direct a new certificate to be issued in place of any certificate theretofore issued by the corporation alleged to have been lost or destroyed. When authorizing such issue of a new certificate, the board of directors, in its discretion and as a condition precedent to the issuance thereof, may prescribe such terms and conditions as it deems expedient, and may require such indemnities as it deems adequate, to protect the corporation from any claim that may be made against it with respect to any such certificate alleged to have been lost or destroyed.

SECTION 3. Transfer of Shares. Upon surrender to the corporation or the transfer agent of the corporation of a certificate representing shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, a new certificate shall be issued to the person entitled thereto, and the old certificate cancelled and the transaction recorded upon the books of the corporation.

ARTICLE VII

INDEMNIFICATION

SECTION 1. (a) The corporation shall indemnify, subject to the requirements of subsection (d) of this Section, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

(b) The corporation shall indemnify, subject to the requirements of subsection (d) of this Section, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery of the State of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery of the State of Delaware or such other court shall deem proper.

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(c) To the extent that a director, officer, employee or agent of the corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this Section, or in defense of any claim, issue or matter therein, the corporation shall indemnify him against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith.

(d) Any indemnification under subsections (a) and (b) of this Section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsections (a) and (b) of this Section. Such determination shall be made (1) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (2) if such a quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (3) by the stockholders.

(e) Expenses incurred by a director, officer, employee or agent in defending a civil or criminal action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this Section. Such expenses incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the board of directors deems appropriate.

(f) The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this Section shall not limit the corporation from providing any other indemnification or advancement of expenses permitted by law nor shall they be deemed exclusive of any other rights to which a person seeking indemnification or advancement of expenses may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

(g) The corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of this Section.

(h) For the purposes of this Section, references to “the corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Section with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

(i) For purposes of this Section, references to “other enterprises” shall include employee benefit plans; references to “fines” shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to “serving at the request of the corporation” shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to any employee benefit plan, its participants, or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the corporation” as referred to in this Section.

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(j) The indemnification and advancement of expenses provided by, or granted pursuant to, this Section shall, unless otherwise provided when authorized or ratified by the board of directors, continue as to a person who has ceased to be a director, officer, employee or agent of the corporation and shall inure to the benefit of the heirs executors and administrators of such a person.

(k) The officers and directors of the corporation, as individuals, shall not be liable until all funds of the corporation have been distributed, with the exception of the proceeds contained in a trust account, that is subject to the trust agreement to be entered into by the corporation.

ARTICLE VIII

GENERAL PROVISIONS

SECTION 1. Checks. All checks or demands for money and notes of the corporation shall be signed by such officer or officers or such other person or persons as the board of directors may from time to time designate.

SECTION 2. Fiscal Year. The fiscal year of the corporation shall be determined, and may be changed, by resolution of the board of directors.

SECTION 3. Seal. The corporate seal shall have inscribed thereon the name of the corporation, the year of its organization and the words “Corporate Seal, Delaware.” The seal may be used by causing it or a facsimile thereof to be impressed or affixed or in any manner reproduced.

ARTICLE IX

AMENDMENTS

SECTION 1. These by-laws may be altered, amended, supplemented or repealed or new by-laws may be adopted (a) at any regular or special meeting of stockholders at which a quorum is present or represented, by the affirmative vote of the holders of a majority of the shares present in person or by proxy and entitled to vote at such meeting, provided notice of the proposed alteration, amendment or repeal be contained in the notice of such meeting, or (b) by a resolution adopted by a majority of the whole board of directors at any regular or special meeting of the board. The stockholders shall have authority to change or repeal any by-laws adopted by the directors.

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Annex E

TRUGOLF HOLDINGS, INC.

2023 STOCK INCENTIVE PLAN

ARTICLE I.

PURPOSE

The Plan’s purpose is to enhance the Company’s ability to attract, retain and motivate persons who make (or are expected to make) important contributions to the Company by providing these individuals with equity ownership opportunities and to align their interests and efforts to the long-term interests of the Company’s stockholders.

ARTICLE II.

DEFINITIONS

As used in the Plan, the following words and phrases have the meanings specified below, unless the context clearly indicates otherwise:

2.1 “Administrator” means the Board or a Committee to the extent that the Board’s powers or authority under the Plan have been delegated to such Committee. With reference to the Board’s or a Committee’s powers or authority under the Plan that have been delegated to one or more officers pursuant to Section 4.2, the term “Administrator” shall refer to such officer(s) unless and until such delegation has been revoked.

2.2 “Applicable Law” means any applicable law, including without limitation: (a) provisions of the Code, the Securities Act, the Exchange Act and any rules or regulations thereunder; (b) corporate, securities, tax or other laws, statutes, rules, requirements or regulations, whether federal, state, local or foreign; and (c) rules of any securities exchange or automated quotation system on which the Shares are listed, quoted or traded.

2.3 “Award” means an Option, Stock Appreciation Right, Restricted Stock award, Restricted Stock Unit award, Performance Stock Unit award, Dividend Equivalents award or Other Stock or Cash Based Award granted to a Participant under the Plan.

2.4 “Award Agreement” means an agreement evidencing an Award, which may be written or electronic, that contains such terms and conditions as the Administrator determines, consistent with and subject to the terms and conditions of the Plan.

2.5 “Board” means the Board of Directors of the Company.

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2.6 “Cause” shall have the meaning ascribed to such term, or term of similar effect, in any offer letter, employment, severance or similar agreement, including any Award Agreement, between the Participant and the Company or any Subsidiary; provided, that in the absence of an offer letter, employment, severance or similar agreement containing such definition, Cause means, with respect to a Participant, the occurrence of any of the following: (a) an act of dishonesty made by the Participant in connection with the Participant’s responsibilities as a Service Provider; (b) the Participant’s conviction of, or plea of nolo contendere to, a felony or any crime involving fraud, embezzlement or any other act of moral turpitude, or a material violation of federal or state law (or equivalent in any non-U.S. jurisdiction) by the Participant that the Administrator reasonably determines has had or will have a material detrimental effect on the Company’s reputation or business; (c) the Participant’s gross misconduct; (d) the Participant’s unauthorized use or disclosure of any proprietary information or trade secrets of the Company or any other party to whom the Participant owes an obligation of nondisclosure as a result of the Participant’s relationship with the Company or any Subsidiary; (e) the Participant’s breach of any material obligations under any written agreement or covenant with the Company or any Subsidiary; (f) the Participant’s continued substantial failure to perform the Participant’s duties as a Service Provider (other than as a result of the Participant’s physical or mental incapacity) after the Participant has received a written demand for performance that specifically sets forth the factual basis for the determination that the Participant has not substantially performed the Participant’s duties and has failed to cure such non-performance to the Administrator’s reasonable satisfaction within 30 business days after receiving such notice; (g) the Participant’s violation of the Company’s code of ethics; or (h) the Participant’s disregard of the policies of the Company or any Subsidiary so as to cause loss, harm, damage or injury to the property, reputation or employees of the Company or a Subsidiary.

2.7 “Change in Control” means any of the following:

(a) The consummation of a transaction or series of transactions (other than an offering of Common Stock to the general public through a registration statement filed with the Securities and Exchange Commission) whereby any “person” or related “group” of “persons” (as such terms are used in Sections 13(d) and 14(d)(2) of the Exchange Act) directly or indirectly acquires beneficial ownership (within the meaning of Rules 13d-3 and 13d-5 under the Exchange Act) of the Company’s securities possessing more than 50% of the total combined voting power of the Company’s securities outstanding immediately after such acquisition; provided, however, that the following acquisitions shall not constitute a Change in Control: (i) any acquisition by the Company or any of its Subsidiaries; (ii) any acquisition by an employee benefit plan maintained by the Company or any of its Subsidiaries, (iii) any acquisition which complies with clauses (c)(i), (c)(ii) and (c)(iii) of this definition; or (iv) in respect of an Award held by a particular Participant, any acquisition by the Participant or any group of persons including the Participant (or any entity controlled by the Participant or any group of persons including the Participant);

(b) The Incumbent Directors cease for any reason to constitute a majority of the Board;

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(c) The consummation by the Company (whether directly involving the Company or indirectly involving the Company through one or more intermediaries) of (x) a merger, consolidation, reorganization, or business combination, (y) a sale or other disposition of all or substantially all of the Company’s assets in any single transaction or series of related transactions or (z) the acquisition of assets or stock of another entity, in each case other than a transaction:

(i) which results in the Company’s voting securities outstanding immediately before the transaction continuing to represent (either by remaining outstanding or by being converted into voting securities of the Company or the person that, as a result of the transaction, controls, directly or indirectly, the Company or owns, directly or indirectly, all or substantially all of the Company’s assets or otherwise succeeds to the business of the Company (the Company or such person, the “Successor Entity”)) directly or indirectly, at least a majority of the combined voting power of the Successor Entity’s outstanding voting securities immediately after the transaction;

(ii) after which no person or group beneficially owns voting securities representing 50% or more of the combined voting power of the Successor Entity; provided, however, that no person or group shall be treated for purposes of this clause (c)(ii) as beneficially owning 50% or more of the combined voting power of the Successor Entity solely as a result of the voting power held in the Company prior to the consummation of the transaction; and

(iii) after which at least a majority of the members of the board of directors (or the analogous governing body) of the Successor Entity were Board members at the time of the Board’s approval of the execution of the initial agreement providing for such transaction; or

(d) The completion of a liquidation or dissolution of the Company.

Notwithstanding the foregoing, in no event will the transactions contemplated by the Merger Agreement or the transactions occurring in connection therewith constitute a Change in Control, and if a Change in Control constitutes a payment event with respect to any Award (or any portion of an Award) that provides for the deferral of compensation that is subject to Section 409A, to the extent required to avoid the imposition of additional taxes under Section 409A, the transaction or event described in subsection (a), (b), (c) or (d) of this definition with respect to such Award (or portion thereof) shall only constitute a Change in Control for purposes of the payment timing of such Award if such transaction also constitutes a “change in control event,” as defined in Treasury Regulation Section 1.409A-3(i)(5).

The Administrator shall have full and final authority, which shall be exercised in its sole discretion, to determine conclusively whether a Change in Control has occurred pursuant to the above definition, the date of such Change in Control and any incidental matters relating thereto; provided that any exercise of authority in conjunction with a determination of whether a Change in Control is a “change in control event” as defined in Treasury Regulation Section 1.409A-3(i)(5) shall be consistent with such regulation.

2.8 “Code” means the U.S. Internal Revenue Code of 1986, as amended, and all regulations, guidance, compliance programs and other interpretative authority issued thereunder.

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2.9 “Committee” means one or more committees or subcommittees of the Board, which may include one or more Company directors or executive officers, to the extent permitted by Applicable Law. To the extent required to comply with the provisions of Rule 16b-3, it is intended that each member of the Committee will be, at the time the Committee takes any action with respect to an Award that is subject to Rule 16b-3, a “non-employee director” within the meaning of Rule 16b-3; however, a Committee member’s failure to qualify as a “non-employee director” within the meaning of Rule 16b-3 will not invalidate any Award granted by the Committee that is otherwise validly granted under the Plan.

2.10 “Common Stock” means the common stock of the Company.

2.11 “Company” means Trugolf, Inc., a Nevada corporation, or any successor.

2.12 “Consultant” means any person, including any adviser, engaged by the Company or a Subsidiary to render services to such entity if the consultant or adviser: (i) renders bona fide services to the Company or a Subsidiary; (ii) renders services not in connection with the offer or sale of securities in a capital-raising transaction and does not directly or indirectly promote or maintain a market for the Company’s securities; and (iii) is a natural person.

2.13 “Designated Beneficiary” means, if permitted by the Company, the beneficiary or beneficiaries the Participant designates, in a manner the Company determines, to receive amounts due or exercise the Participant’s rights if the Participant dies. Without a Participant’s effective designation, “Designated Beneficiary” will mean the Participant’s estate or legal heirs.

2.14 “Director” means a Board member.

2.15 “Disability” means a permanent and total disability under Section 22(e)(3) of the Code.

2.16 “Dividend Equivalents” means a right granted to a Participant to receive the equivalent value (in cash or Shares) of dividends paid on a specified number of Shares. Such Dividend Equivalent shall be converted to cash or additional Shares, or a combination of cash and Shares, by such formula and at such time and subject to such limitations as may be determined by the Administrator.

2.17 “DRO” means a “domestic relations order” as defined by the Code or Title I of the Employee Retirement Income Security Act of 1974, as amended, or the rules thereunder.

2.18 “Effective Date” has the meaning set forth in Section 11.3.

2.19 “Employee” means any employee of the Company or any of its Subsidiaries.

2.20 “Equity Restructuring” means a nonreciprocal transaction between the Company and its stockholders, such as a stock dividend, stock split (including a reverse stock split), spin-off or recapitalization through a large, nonrecurring cash dividend, that affects the number or kind of Shares (or other Company securities) or the share price of Common Stock (or other Company securities) and causes a change in the per share value of the Common Stock underlying outstanding Awards.

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2.21 “Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and all regulations, guidance and other interpretative authority issued thereunder.

2.22 “Fair Market Value” means, as of any date, the value of a Share determined as follows: (i) if the Common Stock is listed on any established stock exchange, the value of a Share will be the closing sales price for a Share as quoted on such exchange for such date, or if no sale occurred on such date, the last day preceding such date during which a sale occurred, as reported in The Wall Street Journal or another source the Administrator deems reliable; (ii) if the Common Stock is not listed on an established stock exchange but is quoted on a national market or other quotation system, the value of a Share will be the closing sales price for a Share on such date, or if no sales occurred on such date, then on the last date preceding such date during which a sale occurred, as reported in The Wall Street Journal or another source the Administrator deems reliable; or (iii) if the Common Stock is not listed on any established stock exchange or quoted on a national market or other quotation system, the value established by the Administrator in its sole discretion.

2.23 “Greater Than 10% Stockholder” means an individual then owning (within the meaning of Section 424(d) of the Code) more than 10% of the total combined voting power of all classes of stock of the Company or any parent corporation or subsidiary corporation of the Company, as determined in accordance with Section 424(e) and (f) of the Code, respectively.

2.24 “Incentive Stock Option” means an Option that meets the requirements to qualify as an “incentive stock option” as defined in Section 422 of the Code.

2.25 “Incumbent Directors” means, for any period of 12 consecutive months, individuals who, at the beginning of such period, constitute the Board together with any new Director(s) (other than a Director designated by a person who shall have entered into an agreement with the Company to effect a transaction described in clause (a) or (c) of the Change in Control definition) whose election or nomination for election to the Board was approved by a vote of at least a majority (either by a specific vote or by approval of the proxy statement of the Company in which such person is named as a nominee for Director without objection to such nomination) of the Directors then still in office who either were Directors at the beginning of the 12-month period or whose election or nomination for election was previously so approved. No individual initially elected or nominated as a director of the Company as a result of an actual or threatened election contest with respect to Directors or as a result of any other actual or threatened solicitation of proxies by or on behalf of any person other than the Board shall be an Incumbent Director.

2.26 “Merger Agreement” means the Agreement and Plan of Merger by and among Deep Medicine Acquisition Corp., DMAC Merger Sub Inc., Bright Vision Sponsor LLC, Christopher Jones and Trugolf, Inc. dated as of March 31, 2023.

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2.27 “Non-Employee Director” means a Director who is not an Employee.

2.28 “Nonqualified Stock Option” means an Option that is not an Incentive Stock Option.

2.29 “Option” means a right granted under Article VI to purchase a specified number of Shares at a specified price per Share during a specified time period. An Option may be either an Incentive Stock Option or a Nonqualified Stock Option.

2.30 “Other Stock or Cash Based Awards” means cash awards, awards of Shares, and other awards valued wholly or partially by referring to, or are otherwise based on, Shares or other property.

2.31 “Overall Share Limit” has the meaning set forth in Section 5.1 below.

2.32 “Participant” means a Service Provider who has been granted an Award.

2.33 “Performance Stock Unit” means a right granted to a Participant pursuant to Section 8.1 and subject to Section 8.2, to receive Shares, the payment of which is contingent upon achieving certain performance goals or other performance-based targets established by the Administrator.

2.34 “Permitted Transferee” means, with respect to a Participant, any “family member” of the Participant, as defined in the General Instructions to Form S-8 Registration Statement under the Securities Act (or any successor form thereto), or any other transferee specifically approved by the Administrator after taking into account Applicable Law.

2.35 “Plan” means this 2023 Stock Incentive Plan.

2.36 “Restricted Stock” means Shares awarded to a Participant under Article VII, subject to certain vesting conditions and other restrictions.

2.37 “Restricted Stock Unit” means an unfunded, unsecured right granted to a Participant under Article VII to receive, on the applicable settlement date, one Share or an amount in cash or other consideration determined by the Administrator to be of equal value as of such settlement date, subject to certain vesting conditions and other restrictions.

2.38 “Rule 16b-3” means Rule 16b-3 promulgated under the Exchange Act.

2.39 “Section 409A” means Section 409A of the Code and the regulations promulgated thereunder by the United States Treasury Department, as amended or as may be amended from time to time.

2.40 “Securities Act” means the Securities Act of 1933, as amended, and all regulations, guidance and other interpretative authority issued thereunder.

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2.41 “Service Provider” means an Employee, Consultant or Director.

2.42 “Shares” means shares of Common Stock.

2.43 “Stock Appreciation Right” or “SAR” means a right granted under Article VI to receive a payment equal to the excess of the Fair Market Value of a specified number of Shares on the date the right is exercised over the exercise price set forth in the applicable Award Agreement.

2.44 “Subsidiary” means any entity (other than the Company), whether U.S. or non-U.S., in an unbroken chain of entities beginning with the Company if each of the entities other than the last entity in the unbroken chain beneficially owns, at the time of the determination, securities or interests representing at least 50% of the total combined voting power of all classes of securities or interests in one of the other entities in such chain.

2.45 “Substitute Awards” means Awards granted or Shares issued by the Company in assumption of, or in substitution or exchange for, awards previously granted, or the right or obligation to make future awards, in each case by a company or other entity acquired by the Company or any Subsidiary or with which the Company or any Subsidiary combines.

2.46 “Tax-Related Items” means any U.S. and non-U.S. federal, state and/or local taxes (including, without limitation, income tax, social insurance contributions, fringe benefit tax, employment tax, stamp tax and any employer tax liability which has been transferred to a Participant) for which a Participant is liable in connection with Awards and/or Shares.

2.47 “Termination of Service” means:

(a) As to a Consultant, the time when the engagement of a Participant as a Consultant to the Company or a Subsidiary is terminated for any reason, with or without cause, including, without limitation, by resignation, discharge, death or retirement, but excluding terminations where the Consultant simultaneously commences or remains in employment or service with the Company or any Subsidiary.

(b) As to a Non-Employee Director, the time when a Participant who is a Non-Employee Director ceases to be a Director for any reason, including, without limitation, a termination by resignation, failure to be elected, death or retirement, but excluding terminations where the Participant simultaneously commences or remains in employment or service with the Company or any Subsidiary.

(c) As to an Employee, the time when the employee-employer relationship between a Participant and the Company or any Subsidiary is terminated for any reason, including, without limitation, a termination by resignation, discharge, death, disability or retirement; but excluding terminations where the Participant simultaneously commences or remains in employment or service with the Company or any Subsidiary.

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The Company, in its sole discretion, shall determine the effect of all matters and questions relating to any Termination of Service, including, without limitation, whether a Termination of Service has occurred, whether a Termination of Service resulted from a discharge for Cause and all questions of whether particular leaves of absence constitute a Termination of Service. For purposes of the Plan, a Participant’s employee-employer relationship or consultancy relationship shall be deemed to be terminated in the event that the Subsidiary employing or contracting with such Participant ceases to remain a Subsidiary following any merger, sale of stock or other corporate transaction or event (including, without limitation, a spin-off), even though the Participant may subsequently continue to perform services for that entity.

ARTICLE III.

ELIGIBILITY

Service Providers are eligible to be granted Awards under the Plan, subject to the limitations described herein. No Service Provider shall have any right to be granted an Award pursuant to the Plan and neither the Company nor the Administrator is obligated to treat Service Providers, Participants or any other persons uniformly.

ARTICLE IV.

ADMINISTRATION AND DELEGATION

4.1 Administration.

(a) The Plan is administered by the Administrator. The Administrator has authority to determine which Service Providers receive Awards, grant Awards and set Award terms and conditions, subject to the conditions and limitations in the Plan. The Administrator also has the authority to take all actions and make all determinations under the Plan, to interpret the Plan and Award Agreements and to adopt, amend and repeal Plan administrative rules, guidelines and practices as it deems advisable. The Administrator may correct defects and ambiguities, supply omissions, reconcile inconsistencies in the Plan or any Award and make all other determinations that it deems necessary or appropriate to administer the Plan and any Awards. The Administrator (and each member thereof) is entitled to, in good faith, rely or act upon any report or other information furnished to it, him or her by any officer or other employee of the Company or any Subsidiary, the Company’s independent certified public accountants, or any executive compensation consultant or other professional retained by the Company to assist in the administration of the Plan. The Administrator’s determinations under the Plan are in its sole discretion and will be final, binding and conclusive on all persons having or claiming any interest in the Plan or any Award.

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(b) Without limiting the foregoing, the Administrator has the exclusive power, authority and sole discretion to: (i) designate Participants; (ii) determine the type or types of Awards to be granted to each Participant; (iii) determine the number of Awards to be granted and the number of Shares to which an Award will relate; (iv) subject to the limitations in the Plan, determine the terms and conditions of any Award and related Award Agreement, including, but not limited to, the exercise price, grant price, purchase price, any performance criteria, any restrictions or limitations on the Award, any schedule for vesting, lapse of forfeiture restrictions or restrictions on the exercisability of an Award, and accelerations, waivers or amendments thereof; (v) determine whether, to what extent, and under what circumstances an Award may be settled in, or the exercise price of an Award may be paid in cash, Shares, or other property, or an Award may be canceled, forfeited, or surrendered; and (vi) make all other decisions and determinations that may be required pursuant to the Plan or as the Administrator deems necessary or advisable to administer the Plan.

4.2 Delegation of Authority. To the extent permitted by Applicable Law, the Board or any Committee may delegate any or all of its powers under the Plan to one or more Committees or officers of the Company or any of its Subsidiaries; provided, however, that in no event shall an officer of the Company or any of its Subsidiaries be delegated the authority to grant Awards to, or amend Awards held by, the following individuals: (a) individuals who are subject to Section 16 of the Exchange Act, or (b) officers of the Company or any of its Subsidiaries or Directors to whom authority to grant or amend Awards has been delegated hereunder. Any delegation hereunder shall be subject to the restrictions and limits that the Board or Committee specifies at the time of such delegation or that are otherwise included in the applicable organizational documents, and the Board or Committee, as applicable, may at any time rescind the authority so delegated or appoint a new delegatee. At all times, the delegatee appointed under this Section 4.2 shall serve in such capacity at the pleasure of the Board or the Committee, as applicable, and the Board or the Committee may abolish any committee at any time and re-vest in itself any previously delegated authority. Further, regardless of any delegation, the Board or a Committee may, in its discretion, exercise any and all rights and duties as the Administrator under the Plan delegated thereby, except with respect to Awards that are required to be determined in the sole discretion of the Committee under the rules of any securities exchange or automated quotation system on which the Shares are listed, quoted or traded.

ARTICLE V.

STOCK AVAILABLE FOR AWARDS

5.1 Number of Shares. Subject to adjustment under Article IX and the terms of this Article V, Awards may be made under the Plan covering up to the sum of (i) [●] Shares; and (ii) an annual increase commencing on January 1, 2025 and continuing annually on each anniversary thereof through (and including) January 1, 2035], equal to the lesser of (A)[5% of the Shares outstanding [on a fully diluted basis] on the last day of the immediately preceding fiscal year and (B) such smaller number of Shares as determined by the Board or the Committee (the “Overall Share Limit”). Shares issued or delivered under the Plan may consist of authorized but unissued Shares, Shares purchased on the open market or treasury Shares.

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5.2 Share Recycling.

(a) If all or any part of an Award expires, lapses or is terminated, exchanged for or settled in cash, surrendered, repurchased, canceled without having been fully exercised or forfeited, in any case, in a manner that results in the Company acquiring Shares covered by the Award at a price not greater than the price (as adjusted to reflect any Equity Restructuring) paid by the Participant for such Shares or not issuing any Shares covered by the Award, the unused Shares covered by the Award will, as applicable, become or again be available for Awards under the Plan. The payment of Dividend Equivalents in cash in conjunction with any outstanding Awards shall not count against the Overall Share Limit.

(b) Notwithstanding the foregoing, the following Shares issued or delivered under this Plan shall not again be available for future grants of Awards: (i) Shares tendered by a Participant or withheld by the Company in payment of the exercise price of an Option; (ii) Shares tendered by the Participant or withheld by the Company to satisfy any tax withholding obligation with respect to an Award; (iii) Shares that are repurchased by the Company with Option proceeds; and (iv) Shares subject to a Stock Appreciation Right that are not issued in connection with the stock settlement of the Stock Appreciation Right on exercise thereof. Notwithstanding the provisions of this Section 5.2(b), no Shares may again be optioned, granted or awarded pursuant to an Incentive Stock Option if such action would cause such Option to fail to qualify as an incentive stock option under Section 422 of the Code.

5.3 Incentive Stock Option Limitations. Notwithstanding anything to the contrary herein, no more than [●] Shares (as adjusted to reflect any Equity Restructuring) may be issued pursuant to the exercise of Incentive Stock Options.

5.4 Substitute Awards. In connection with an entity’s merger or consolidation with the Company or any Subsidiary or the Company’s or any Subsidiary’s acquisition of an entity’s property or stock, the Administrator may grant Awards in substitution for any options or other stock or stock-based awards granted before such merger or consolidation by such entity or its affiliate. Substitute Awards may be granted on such terms and conditions as the Administrator deems appropriate, notwithstanding limitations on Awards in the Plan. Substitute Awards will not count against the Overall Share Limit (nor shall Shares subject to a Substitute Award be added to the Shares available for Awards under the Plan as provided above), except that Shares acquired by exercise of substitute Incentive Stock Options will count against the maximum number of Shares that may be issued pursuant to the exercise of Incentive Stock Options under the Plan. Additionally, in the event that a company acquired by the Company or any Subsidiary or with which the Company or any Subsidiary combines has shares available under a pre-existing plan approved by stockholders and not adopted in contemplation of such acquisition or combination, the shares available for grant pursuant to the terms of such pre-existing plan (as appropriately adjusted to reflect the transaction) may be used for Awards under the Plan and shall not reduce the Shares authorized for grant under the Plan (and Shares subject to such Awards may again become available for Awards under the Plan as provided under Section 5.2 above); provided that Awards using such available shares shall not be made after the date awards or grants could have been made under the terms of the pre-existing plan, absent the acquisition or combination, and shall only be made to individuals who were not Employees, Directors or Consultants prior to such acquisition or combination.

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5.5 Non-Employee Director Award Limit. Notwithstanding any provision to the contrary in the Plan or in any policy of the Company regarding non-employee director compensation, the sum of the grant date fair value (determined as of the grant date in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, or any successor thereto) of all equity-based Awards and the maximum amount of cash that may become payable to a Service Provider as compensation for services as a Non-Employee Director during any calendar year shall not exceed $750,000, increased to $1,000,000 in the calendar year of a non-employee Director’s initial service as a non-employee Director. The Administrator may make exceptions to this limit for Non-Employee Directors in extraordinary circumstances, as the Administrator may determine in its discretion, provided that the Non-Employee Director receiving such additional compensation may not participate in the decision to award such compensation or in other contemporaneous compensation decisions involving Non-Employee Directors.

ARTICLE VI.

STOCK OPTIONS AND STOCK APPRECIATION RIGHTS

6.1 General. The Administrator may grant Options or Stock Appreciation Rights to one or more Service Providers, subject to such terms and conditions not inconsistent with the Plan as the Administrator shall determine. The Administrator will determine the number of Shares covered by each Option and Stock Appreciation Right, the exercise price of each Option and Stock Appreciation Right and the conditions and limitations applicable to the exercise of each Option and Stock Appreciation Right. A Stock Appreciation Right will entitle the Participant (or other person entitled to exercise the Stock Appreciation Right) to receive from the Company upon exercise of the exercisable portion of the Stock Appreciation Right an amount determined by multiplying the excess, if any, of the Fair Market Value of one Share on the date of exercise over the exercise price per Share of the Stock Appreciation Right by the number of Shares with respect to which the Stock Appreciation Right is exercised, subject to any limitations of the Plan or that the Administrator may impose and payable in cash, Shares valued at Fair Market Value on the date of exercise or a combination of the two as the Administrator may determine or provide in the Award Agreement.

6.2 Exercise Price. The Administrator will establish each Option’s and Stock Appreciation Right’s exercise price and specify the exercise price in the Award Agreement. Subject to Section 6.6, the exercise price will not be less than 100% of the Fair Market Value on the grant date of the Option or Stock Appreciation Right. Notwithstanding the foregoing, in the case of an Option or Stock Appreciation Right that is a Substitute Award, the exercise price per share of the Shares subject to such Option or Stock Appreciation Right, as applicable, may be less than the Fair Market Value per share on the date of grant; provided that the exercise price of any Substitute Award shall be determined in accordance with the applicable requirements of Sections 424 and 409A of the Code.

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6.3 Duration of Options. Subject to Section 6.6, each Option or Stock Appreciation Right will be exercisable at such times and as specified in the Award Agreement, provided that the term of an Option or Stock Appreciation Right will not exceed ten years; provided, further, that, unless otherwise determined by the Administrator or specified in the Award Agreement, (a) no portion of an Option or Stock Appreciation Right which is unexercisable at a Participant’s Termination of Service shall thereafter become exercisable and (b) the portion of an Option or Stock Appreciation Right that is unexercisable at a Participant’s Termination of Service shall automatically expire on the date of such Termination of Service. In addition, in no event shall an Option or Stock Appreciation Right granted to an Employee who is a non-exempt employee for purposes of overtime pay under the U.S. Fair Labor Standards Act of 1938 be exercisable earlier than six months after its date of grant. Notwithstanding the foregoing, if the Participant, prior to the end of the term of an Option or Stock Appreciation Right, commits an act of Cause (as determined by the Administrator prior to or after the Participant’s Termination of Service), or violates any non-competition, non-solicitation or confidentiality provisions of any employment contract, confidentiality and nondisclosure agreement or other agreement between the Participant and the Company or any of its Subsidiaries, the right to exercise the Option or Stock Appreciation Right, as applicable, may be terminated by the Company and the Company may suspend the Participant’s right to exercise the Option or Stock Appreciation Right when it reasonably believes that the Participant may have participated in any such act or violation.

6.4 Exercise. Options and Stock Appreciation Rights may be exercised by delivering to the Company (or such other person or entity designated by the Administrator) a notice of exercise, in a form and manner the Company approves (which may be written, electronic or telephonic and may contain representations and warranties deemed advisable by the Administrator), signed or authenticated by the person authorized to exercise the Option or Stock Appreciation Right, together with, as applicable, (a) payment in full of the exercise price for the number of Shares for which the Option is exercised in a manner specified in Section 6.5 and (b) satisfaction in full of any withholding obligation for Tax-Related Items in a manner specified in Section 10.5. The Administrator may, in its discretion, limit exercise with respect to fractional Shares and require that any partial exercise of an Option or Stock Appreciation Right be with respect to a minimum number of Shares.

6.5 Payment Upon Exercise. The Administrator shall determine the methods by which payment of the exercise price of an Option shall be made, including, without limitation:

(a) Cash, check or wire transfer of immediately available funds;

(b) If there is a public market for Shares at the time of exercise, unless the Company otherwise determines, (i) delivery (including electronically or telephonically to the extent permitted by the Company) of a notice that the Participant has placed a market sell order with a broker acceptable to the Company with respect to Shares then issuable upon exercise of the Option and that the broker has been directed to deliver promptly to the Company funds sufficient to pay the exercise price, or (ii) the Participant’s delivery to the Company of a copy of irrevocable and unconditional instructions to a broker acceptable to the Company to deliver promptly to the Company an amount sufficient to pay the exercise price by cash, wire transfer of immediately available funds or check; provided that such amount is paid to the Company at such time as may be required by the Company;

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(c) To the extent permitted by the Administrator, delivery (either by actual delivery or attestation) of Shares owned by the Participant valued at their Fair Market Value on the date of delivery;

(d) To the extent permitted by the Administrator, surrendering Shares then issuable upon the Option’s exercise valued at their Fair Market Value on the exercise date;

(e) Any other lawful consideration permitted by the Administrator; or

(f) To the extent permitted by the Administrator, any combination of the above payment forms.

6.6 Additional Terms of Incentive Stock Options. The Administrator may grant Incentive Stock Options only to employees of the Company, any of its present or future parent or subsidiary corporations, as defined in Sections 424(e) or (f) of the Code, respectively. If an Incentive Stock Option is granted to a Greater Than 10% Stockholder, the exercise price will not be less than 110% of the Fair Market Value on the Option’s grant date, and the term of the Option will not exceed five years. All Incentive Stock Options (and Award Agreements related thereto) will be subject to and construed consistently with Section 422 of the Code. By accepting an Incentive Stock Option, if requested the Participant agrees to give prompt notice to the Company of dispositions or other transfers (other than in connection with a Change in Control) of Shares acquired under the Option made within (a) two years from the grant date of the Option or (b) one year after the transfer of such Shares to the Participant, specifying the date of the disposition or other transfer and the amount the Participant realized, in cash, other property, assumption of indebtedness or other consideration, in such disposition or other transfer. Neither the Company nor the Administrator will be liable to a Participant, or any other party, if an Incentive Stock Option fails or ceases to qualify as an “incentive stock option” under Section 422 of the Code. Any Incentive Stock Option or portion thereof that fails to qualify as an “incentive stock option” under Section 422 of the Code for any reason, including becoming exercisable with respect to Shares having a fair market value exceeding the $100,000 limitation under Treasury Regulation Section 1.422-4, will be a Nonqualified Stock Option.

ARTICLE VII.

RESTRICTED STOCK; RESTRICTED STOCK UNITS

7.1 General. The Administrator may grant Restricted Stock, or the right to purchase Restricted Stock, to any Service Provider, subject to forfeiture or the Company’s right to repurchase all or part of the underlying Shares at their issue price or other stated or formula price from the Participant if conditions the Administrator specifies in the Award Agreement are not satisfied before the end of the applicable restriction period or periods that the Administrator establishes for such Award. In addition, the Administrator may grant Restricted Stock Units, which may be subject to vesting and forfeiture conditions during the applicable restriction period or periods, as set forth in an Award Agreement, to Service Providers. The Administrator shall establish the purchase price, if any, and form of payment for Restricted Stock and Restricted Stock Units; provided, however, that if a purchase price is charged, such purchase price shall be no less than the par value, if any, of the Shares to be purchased, unless otherwise permitted by Applicable Law. In all cases, legal consideration shall be required for each issuance of Restricted Stock and Restricted Stock Units to the extent required by Applicable Law. The Award Agreement for each Award of Restricted Stock and Restricted Stock Units shall set forth the terms and conditions not inconsistent with the Plan as the Administrator shall determine.

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7.2 Restricted Stock.

(a) Stockholder Rights. Unless otherwise determined by the Administrator, each Participant holding shares of Restricted Stock will be entitled to all the rights of a stockholder with respect to such Shares, subject to the restrictions in the Plan and the applicable Award Agreement, including the right to receive all dividends and other distributions paid or made with respect to the Shares to the extent such dividends and other distributions have a record date that is on or after the date on which such Participant becomes the record holder of such Shares; provided, however, that with respect to a share of Restricted Stock subject to restrictions or vesting conditions, except in connection with a spin-off or other similar event as otherwise permitted under Section 9.2, dividends which are paid to Company stockholders prior to the removal of restrictions and satisfaction of vesting conditions shall only be paid to the Participant to the extent that the restrictions are subsequently removed and the vesting conditions are subsequently satisfied and the share of Restricted Stock vests.

(b) Stock Certificates. The Company may require that the Participant deposit in escrow with the Company (or its designee) any stock certificates issued in respect of shares of Restricted Stock, together with a stock power endorsed in blank.

(c) Section 83(b) Election. If a Participant makes an election under Section 83(b) of the Code to be taxed with respect to the Restricted Stock as of the date of transfer of the Restricted Stock rather than as of the date or dates upon which such Participant would otherwise be taxable under Section 83(a) of the Code, such Participant shall be required to deliver a copy of such election to the Company promptly after filing such election with the Internal Revenue Service along with proof of the timely filing thereof.

7.3 Restricted Stock Units. The Administrator may provide that settlement of Restricted Stock Units will occur upon or as soon as reasonably practicable after the Restricted Stock Units vest or will instead be deferred, on a mandatory basis or at the Participant’s election, subject to compliance with Applicable Law.

ARTICLE VIII.

OTHER TYPES OF AWARDS

8.1 General. The Administrator may grant Performance Stock Unit awards, Dividend Equivalents or Other Stock or Cash Based Awards, to one or more Service Providers, in such amounts and subject to such terms and conditions not inconsistent with the Plan as the Administrator shall determine.

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8.2 Performance Stock Unit Awards. Each Performance Stock Unit award shall be denominated in a number of Shares or in unit equivalents of Shares or units of value (including a dollar value of Shares) and may be linked to any one or more of performance or other specific criteria, including service to the Company or Subsidiaries, determined to be appropriate by the Administrator, in each case on a specified date or dates or over any period or periods determined by the Administrator. In making such determinations, the Administrator may consider (among such other factors as it deems relevant in light of the specific type of award) the contributions, responsibilities and other compensation of the particular Participant.

8.3 Dividend Equivalents. If the Administrator provides, an Award (other than an Option or Stock Appreciation Right) may provide a Participant with the right to receive Dividend Equivalents. Dividend Equivalents may be paid currently or credited to an account for the Participant, settled in cash or Shares and subject to the same restrictions on transferability and forfeitability as the Award with respect to which the Dividend Equivalents are granted and subject to other terms and conditions as set forth in the Award Agreement. Notwithstanding anything to the contrary herein, Dividend Equivalents with respect to an Award subject to vesting shall either (i) to the extent permitted by Applicable Law, not be paid or credited or (ii) be accumulated and subject to vesting to the same extent as the related Award. All such Dividend Equivalents shall be paid at such time as the Administrator shall specify in the applicable Award Agreement.

8.4 Other Stock or Cash Based Awards. Other Stock or Cash Based Awards may be granted to Participants, including Awards entitling Participants to receive cash or Shares to be delivered in the future and annual or other periodic or long-term cash bonus awards (whether based on specified performance criteria or otherwise), in each case subject to any conditions and limitations in the Plan. Such Other Stock or Cash Based Awards will also be available as a payment form in the settlement of other Awards, as standalone payments and as payment in lieu of compensation to which a Participant is otherwise entitled. Other Stock or Cash Based Awards may be paid in Shares, cash or other property, as the Administrator determines. Subject to the provisions of the Plan, the Administrator will determine the terms and conditions of each Other Stock or Cash Based Award, including any purchase price, performance goal(s), transfer restrictions, and vesting conditions, which will be set forth in the applicable Award Agreement. Except in connection with a spin-off or other similar event as otherwise permitted under Article IX, dividends that are paid prior to vesting of any Other Stock or Cash Based Award shall only be paid to the applicable Participant to the extent that the vesting conditions are subsequently satisfied and the Other Stock or Cash Based Award vests.

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8.5 Performance Goals and Criteria. Performance goals or performance criteria established by the Administrator for any Award may be described in terms of Company-wide objectives or objectives that are related to the performance of a Subsidiary, division, business unit, department, region or function within the Company or Subsidiary in which the Participant is employed or in terms of the performance of the individual Participant and may be based on the following criteria: revenues, earnings from operations, operating income, income before taxes, net income, cash flow, earnings per share, return on total capital, return on invested capital, return on equity, return on assets, total return to shareholders, earnings before or after interest, taxes, depreciation, amortization or extraordinary or special items, return on investment, free cash flow, cash conversion cycle, cash flow return on investment (discounted or otherwise), net cash provided by operations, cash flow in excess of cost of capital, operating margin, profit margin, contribution margin, stock price, new customers, order intake, cost controls, operating efficiencies, strategic partnerships or transactions (including in-licensing and out-licensing of intellectual property, milestones related to research development (including, but not limited to, preclinical and clinical studies), product development and manufacturing, implementation or completion of projects or processes (including, without limitation, clinical trial initiation, clinical trial enrollment and dates, clinical trial results, regulatory filing submissions, regulatory filing acceptances, regulatory or advisory committee interactions, regulatory approvals, and product supply), submission to, or approval by, a regulatory body (including, but not limited to the U.S. Food and Drug Administration) of an applicable filing or a product, market penetration, geographic business expansion, cost targets, productivity, corporate value and sustainability metrics (including, without limitation, environmental, social and governance matters), human capital metrics (including, without limitation, employee satisfaction, management of employment practices, employee benefits, retention and safety), supervision of litigation or labor negotiations, dealings with regulatory bodies, acquisitions or divestitures, customer satisfaction, strategic business criteria related to a Participant’s area or areas of responsibility, or any other criteria established by the Administrator.

ARTICLE IX.

ADJUSTMENTS FOR CHANGES IN COMMON STOCK

AND CERTAIN OTHER EVENTS

9.1 Equity Restructuring. In connection with any Equity Restructuring, notwithstanding anything to the contrary in this Article IX, the Administrator will equitably adjust the terms of the Plan and each outstanding Award as it deems appropriate to reflect the Equity Restructuring, which may include (a) adjusting the number and type of securities subject to each outstanding Award or with respect to which Awards may be granted under the Plan (including, but not limited to, adjustments of the limitations in Article V hereof on the maximum number and kind of shares that may be issued); (b) adjusting the terms and conditions of (including the grant or exercise price), and the performance goals or other criteria included in, outstanding Awards; and (iii) granting new Awards or making cash payments to Participants. The adjustments provided under this Section 9.1 will be nondiscretionary and final and binding on all interested parties, including the affected Participant and the Company; provided that the Administrator will determine whether an adjustment is equitable.

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9.2 Corporate Transactions. In the event of any extraordinary dividend or other distribution (whether in the form of cash, Common Stock, other securities, or other property), reorganization, merger, consolidation, split-up, spin off, combination, amalgamation, repurchase, recapitalization, liquidation, dissolution, or sale, transfer, exchange or other disposition of all or substantially all of the assets of the Company, or sale or exchange of Common Stock or other securities of the Company, Change in Control, issuance of warrants or other rights to purchase Common Stock or other securities of the Company, other similar corporate transaction or event (including the sale, merger or other corporate transaction involving a Subsidiary), other unusual or nonrecurring transaction or event affecting the Company or its financial statements or any change in any Applicable Law or accounting principles, the Administrator, on such terms and conditions as it deems appropriate, either by the terms of the Award or by action taken prior to the occurrence of such transaction or event (except that action to give effect to a change in Applicable Law or accounting principles may be made within a reasonable period of time after such change), is hereby authorized to take any one or more of the following actions whenever the Administrator determines that such action is appropriate in order to (x) prevent dilution or enlargement of the benefits or potential benefits intended by the Company to be made available under the Plan or with respect to any Award granted or issued under the Plan, (y) to facilitate such transaction or event or (z) give effect to such changes in Applicable Law or accounting principles:

(a) To provide for the cancellation of any such Award in exchange for either an amount of cash or other property with a value equal to the amount that could have been obtained upon the exercise or settlement of the vested portion of such Award or realization of the Participant’s rights under the vested portion of such Award, as applicable; provided that, if the amount that could have been obtained upon the exercise or settlement of the vested portion of such Award or realization of the Participant’s rights, in any case, is equal to or less than zero, then the Award may be terminated without payment;

(b) To provide that such Award shall vest and, to the extent applicable, be exercisable as to all Shares (or other property) covered thereby, notwithstanding anything to the contrary in the Plan or the provisions of such Award;

(c) To provide that such Award be assumed by the successor or survivor corporation or entity, or a parent or subsidiary thereof, or shall be substituted for by awards covering the stock of the successor or survivor corporation or entity, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of shares and applicable exercise or purchase price, in all cases, as determined by the Administrator;

(d) To make adjustments in the number and type of shares of Common Stock (or other securities or property) subject to outstanding Awards or with respect to which Awards may be granted under the Plan (including, but not limited to, adjustments of the limitations in Article V hereof on the maximum number and kind of shares which may be issued) or in the terms and conditions of (including the grant or exercise price), and the criteria included in, outstanding Awards;

(e) To replace such Award with other rights or property selected by the Administrator; or

(f) To provide that the Award will terminate and cannot vest, be exercised or become payable after the applicable event.

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9.3 Change in Control.

(a) Notwithstanding any other provision of the Plan, in the event of a Change in Control, unless the Administrator elects to (i) terminate an Award in exchange for cash, rights or property, pursuant to Section 9.2, or (ii) cause an Award to become fully exercisable and no longer subject to any forfeiture restrictions prior to the consummation of a Change in Control, pursuant to Section 9.2, (A) such Award (other than any portion subject to performance-based vesting) shall continue in effect or be assumed or an equivalent Award substituted by the successor corporation or a parent or subsidiary of the successor corporation and (B) the portion of such Award subject to performance-based vesting shall be subject to the terms and conditions of the applicable Award Agreement and, in the absence of applicable terms and conditions, the Administrator’s discretion.

(b) In the event that the successor corporation in a Change in Control refuses to assume or substitute for an Award, the Administrator shall cause such Award to become fully vested and, if applicable, exercisable immediately prior to the consummation of such transaction, and with respect to Awards with performance-based vesting, all performance goals or other vesting criteria will be deemed achieved at the greater of: (i) one hundred percent (100%) of target levels, or (ii) the actual level of achievement of all relevant performance goals against target measured through the date immediately prior to the Change in Control (or as close to such date as administratively practicable), unless specifically provided otherwise under the applicable Award Agreement or otherwise determined by the Administrator, and all forfeiture restrictions on such Award to lapse and, to the extent unexercised upon the consummation of such transaction, to terminate in exchange for cash, rights or other property. The Administrator shall notify the Participant of any Award that becomes exercisable pursuant to the preceding sentence that such Award shall be fully exercisable for a period of at least 10 days from the date of such notice (or such shorter period as required to permit a timely closing of the transaction), contingent upon the occurrence of the Change in Control, or that such Award shall be settled for an amount of cash or securities equal to the in-the-money spread value (if any) of such Award, and such Award shall terminate upon the consummation of the Change in Control in accordance with the preceding sentence.

(c) For the purposes of this Section 9.3, an Award shall be considered assumed if, following the Change in Control, the Award confers the right to purchase or receive, for each Share subject to the Award immediately prior to the Change in Control, the consideration (whether stock, cash, or other securities or property) received in the Change in Control by holders of Common Stock for each Share held on the effective date of the transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding Shares); provided, however, that if such consideration received in the Change in Control was not solely common stock of the successor corporation or its parent, the Administrator may, with the consent of the successor corporation, provide for the consideration to be received upon the exercise of the Award, for each Share subject to an Award, to be solely common stock of the successor corporation or its parent equal in fair market value to the per-share consideration received by holders of Common Stock in the Change in Control.

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9.4 Administrative Stand Still. In the event of any pending stock dividend, stock split, combination or exchange of shares, merger, consolidation or other distribution (other than normal cash dividends) of Company assets to stockholders, or any other extraordinary transaction or change affecting the Shares or the share price of Common Stock (including any Equity Restructuring or any securities offering or other similar transaction) or for reasons of administrative convenience or to facilitate compliance with any Applicable Law, the Company may refuse to permit the exercise or settlement of one or more Awards for such period of time as the Company may determine to be reasonably appropriate under the circumstances.

9.5 General. Except as expressly provided in the Plan or the Administrator’s action under the Plan, no Participant will have any rights due to any subdivision or consolidation of Shares of any class, dividend payment, increase or decrease in the number of Shares of any class or dissolution, liquidation, merger, or consolidation of the Company or other corporation. Except as expressly provided with respect to an Equity Restructuring under Section 9.1 above or the Administrator’s action under the Plan, no issuance by the Company of Shares of any class, or securities convertible into Shares of any class, will affect, and no adjustment will be made regarding, the number of Shares subject to an Award or the Award’s grant or exercise price. The existence of the Plan, any Award Agreements and the Awards granted hereunder will not affect or restrict in any way the Company’s right or power to make or authorize (i) any adjustment, recapitalization, reorganization or other change in the Company’s capital structure or its business, (ii) any merger, consolidation, spin-off, dissolution or liquidation of the Company or sale of Company assets or (iii) any sale or issuance of securities, including securities with rights superior to those of the Shares or securities convertible into or exchangeable for Shares.

ARTICLE X.

PROVISIONS APPLICABLE TO AWARDS

10.1 Transferability.

(a) No Award may be sold, assigned, transferred, pledged or otherwise encumbered, either voluntarily or by operation of law, except by will or the laws of descent and distribution, or, subject to the Administrator’s consent, pursuant to a DRO, unless and until such Award has been exercised or the Shares underlying such Award have been issued, and all restrictions applicable to such Shares have lapsed. During the life of a Participant, Awards will be exercisable only by the Participant, unless it has been disposed of pursuant to a DRO. After the death of a Participant, any exercisable portion of an Award may, prior to the time when such portion becomes unexercisable under the Plan or the applicable Award Agreement, be exercised by the Participant’s personal representative or by any person empowered to do so under the deceased Participant’s will or under the then-Applicable Law of descent and distribution. References to a Participant, to the extent relevant in the context, will include references to a transferee approved by the Administrator.

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(b) Notwithstanding Section 10.1(a), the Administrator, in its sole discretion, may determine to permit a Participant or a Permitted Transferee of such Participant to transfer an Award other than an Incentive Stock Option (unless such Incentive Stock Option is intended to become a Nonqualified Stock Option) to any one or more Permitted Transferees of such Participant, subject to the following terms and conditions: (i) an Award transferred to a Permitted Transferee shall not be assignable or transferable by the Permitted Transferee other than (A) to another Permitted Transferee of the applicable Participant or (B) by will or the laws of descent and distribution or, subject to the consent of the Administrator, pursuant to a domestic relations order; (ii) an Award transferred to a Permitted Transferee shall continue to be subject to all the terms and conditions of the Award as applicable to the original Participant (other than the ability to further transfer the Award to any Person other than another Permitted Transferee of the applicable Participant); (iii) the Participant (or transferring Permitted Transferee) and the receiving Permitted Transferee shall execute any and all documents requested by the Administrator, including, without limitation documents to (A) confirm the status of the transferee as a Permitted Transferee, (B) satisfy any requirements for an exemption for the transfer under Applicable Law and (C) evidence the transfer; and (iv) any transfer of an Award to a Permitted Transferee shall be without consideration, except as required by Applicable Law. In addition, and further notwithstanding Section 10.1(a), the Administrator, in its sole discretion, may determine to permit a Participant to transfer Incentive Stock Options to a trust that constitutes a Permitted Transferee if, under Section 671 of the Code and other Applicable Law, the Participant is considered the sole beneficial owner of the Incentive Stock Option while it is held in the trust.

(c) Notwithstanding Section 10.1(a), if permitted by the Administrator, a Participant may, in the manner determined by the Administrator, designate a Designated Beneficiary. A Designated Beneficiary, legal guardian, legal representative, or other person claiming any rights pursuant to the Plan is subject to all terms and conditions of the Plan and any Award Agreement applicable to the Participant and any additional restrictions deemed necessary or appropriate by the Administrator. If the Participant is married or a domestic partner in a domestic partnership qualified under Applicable Law and resides in a community property state, a designation of a person other than the Participant’s spouse or domestic partner, as applicable, as the Participant’s Designated Beneficiary with respect to more than 50% of the Participant’s interest in the Award shall not be effective without the prior written or electronic consent of the Participant’s spouse or domestic partner. Subject to the foregoing, a beneficiary designation may be changed or revoked by a Participant at any time; provided that the change or revocation is delivered in writing to the Administrator prior to the Participant’s death.

10.2 Documentation. Each Award will be evidenced in an Award Agreement in such form as the Administrator determines in its discretion. Each Award may contain such terms and conditions as are determined by the Administrator in its sole discretion, to the extent not inconsistent with those set forth in the Plan.

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10.3 Discretion. Except as the Plan otherwise provides, each Award may be made alone or in addition or in relation to any other Award. The terms of each Award to a Participant need not be identical, and the Administrator need not treat Participants or Awards (or portions thereof) uniformly.

10.4 Changes in Participant’s Status. The Administrator will determine how the disability, death, retirement, authorized leave of absence or any other change or purported change in a Participant’s Service Provider status affects an Award and the extent to which, and the period during which, the Participant, the Participant’s legal representative, conservator, guardian or Designated Beneficiary may exercise rights under the Award, if applicable. Except to the extent otherwise required by Applicable Law or expressly authorized by the Company or by the Company’s written policy on leaves of absence, no service credit shall be given for vesting purposes for any period the Participant is on a leave of absence.

10.5 Withholding. Each Participant must pay the Company or a Subsidiary, as applicable, or make provision satisfactory to the Administrator for payment of, any Tax-Related Items required by Applicable Law to be withheld in connection with such Participant’s Awards and/or Shares by the date of the event creating the liability for Tax-Related Items. At the Company’s discretion and subject to any Company insider trading policy (including black-out periods), any withholding obligation for Tax-Related Items may be satisfied by (i) deducting an amount sufficient to satisfy such withholding obligation from any payment of any kind otherwise due to a Participant; (ii) accepting a payment from the Participant in cash, by wire transfer of immediately available funds, or by check made payable to the order of the Company or a Subsidiary, as applicable; (iii) accepting the delivery of Shares, including Shares delivered by attestation; (iv) retaining Shares from the Award creating the withholding obligation for Tax-Related Items, valued on the date of delivery, (v) if there is a public market for Shares at the time the withholding obligation for Tax-Related Items is satisfied, selling Shares issued pursuant to the Award creating the withholding obligation for Tax-Related Items, either voluntarily by the Participant or mandatorily by the Company; (vi) any other lawful consideration permitted by the Administrator; or (vii) any combination of the foregoing payment forms. The amount withheld pursuant to any of the foregoing payment forms shall be determined by the Company and may be up to, but no greater than, the aggregate amount of such obligations based on the maximum statutory withholding rates in the applicable Participant’s jurisdiction for all Tax-Related Items that are applicable to such taxable income. If any tax withholding obligation will be satisfied under clause (v) of the preceding paragraph, each Participant’s acceptance of an Award under the Plan will constitute the Participant’s authorization to the Company and instruction and authorization to any brokerage firm selected by the Company to effect the sale to complete the transactions described in clause (v).

10.6 Amendment of Award; Repricing. The Administrator may amend, modify or terminate any outstanding Award, including by substituting another Award of the same or a different type, changing the exercise or settlement date, and converting an Incentive Stock Option to a Nonqualified Stock Option. The Participant’s consent to such action will be required unless (i) the action, taking into account any related action, does not materially and adversely affect the Participant’s rights under the Award, or (ii) the change is permitted under Article IX or pursuant to Section 11.6. In addition, the Administrator shall, without the approval of the stockholders of the Company, have the authority to (a) amend any outstanding Option or Stock Appreciation Right to reduce its exercise price per Share, or (b) cancel any Option or Stock Appreciation Right in exchange for cash or another Award.

Annex E-20

10.7 Conditions on Delivery of Stock. The Company will not be obligated to deliver any Shares under the Plan or remove restrictions from Shares previously delivered under the Plan until (i) all Award conditions have been met or removed to the Company’s satisfaction, (ii) as determined by the Company, all other legal matters regarding the issuance and delivery of such Shares have been satisfied, including, without limitation, any applicable securities laws and stock exchange or stock market rules and regulations, (iii) any approvals from governmental agencies that the Company determines are necessary or advisable have been obtained, and (iv) the Participant has executed and delivered to the Company such representations or agreements as the Administrator deems necessary or appropriate to satisfy Applicable Law. The inability or impracticability of the Company to obtain or maintain authority from any regulatory body having jurisdiction, which authority is deemed by the Company’s counsel to be necessary to the lawful issuance and sale of any Shares hereunder, shall relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority shall not have been obtained, and shall constitute circumstances in which the Administrator may determine to amend or cancel Awards pertaining to such Shares, with or without consideration to the Participant.

10.8 Acceleration. The Administrator may at any time provide that any Award will become immediately vested and fully or partially exercisable, free of some or all restrictions or conditions, or otherwise fully or partially realizable.

ARTICLE XI.

MISCELLANEOUS

11.1 No Right to Employment or Other Status. No person will have any claim or right to be granted an Award, and the grant of an Award will not be construed as giving a Participant the right to continue employment or any other relationship with the Company or a Subsidiary. The Company and its Subsidiaries expressly reserve the right at any time to dismiss or otherwise terminate its relationship with a Participant free from any liability or claim under the Plan or any Award, except as expressly provided in an Award Agreement or other written agreement between the Participant and the Company or any Subsidiary.

11.2 No Rights as Stockholder; Certificates. Subject to the Award Agreement, no Participant or Designated Beneficiary will have any rights as a stockholder with respect to any Shares to be distributed under an Award until becoming the record holder of such Shares. Notwithstanding any other provision of the Plan, unless the Administrator otherwise determines or Applicable Law requires, the Company will not be required to deliver to any Participant certificates evidencing Shares issued in connection with any Award and instead such Shares may be recorded in the books of the Company (or, as applicable, its transfer agent or stock plan administrator). The Company may place legends on any share certificate or book entry to reference restrictions applicable to the Shares (including, without limitation, restrictions applicable to Restricted Stock).

Annex E-21

11.3 Effective Date. The Plan was approved by the Board on [●], 2023. The Plan will become effective on the date immediately prior to the date of the closing (the “Effective Date”) of the transactions contemplated by the Merger Agreement, provided that it is approved by the Company’s stockholders on or prior to the Effective Date and such approval occurs within 12 months following the date the Board approved the Plan. If the Plan is not approved by the Company’s stockholders within the foregoing time frame, or if the Merger Agreement is terminated prior to the consummation of the transactions contemplated thereby, the Plan will not become effective. No Award may be granted pursuant to the Plan on or after the tenth (10th) anniversary of the Effective Date.

11.4 Amendment of Plan. The Board may amend, suspend or terminate the Plan at any time and from time to time; provided that (a) no amendment requiring stockholder approval to comply with Applicable Law shall be effective unless approved by the Board, and (b) no amendment, other than an increase to the Overall Share Limit or pursuant to Article IX or Section 11.6, may materially and adversely affect any Award outstanding at the time of such amendment without the affected Participant’s consent. No Awards may be granted under the Plan during any suspension period or after Plan termination. Awards outstanding at the time of any Plan suspension or termination will continue to be governed by the Plan and the Award Agreement, as in effect before such suspension or termination. The Board will obtain stockholder approval of any Plan amendment to the extent necessary to comply with Applicable Law.

11.5 Provisions for Foreign Participants. The Administrator may modify Awards granted to Participants who are nationals of a country other than the United States or employed or residing outside the United States, establish subplans or procedures under the Plan or take any other necessary or appropriate action to address Applicable Law, including (a) differences in laws, rules, regulations or customs of such jurisdictions with respect to tax, securities, currency, employee benefit or other matters, (b) listing and other requirements of any non-U.S. securities exchange, and (c) any necessary local governmental or regulatory exemptions or approvals.

11.6 Section 409A.

(a) General. The Company intends that all Awards be structured to comply with, or be exempt from, Section 409A, such that no adverse tax consequences, interest, or penalties under Section 409A apply. Notwithstanding anything in the Plan or any Award Agreement to the contrary, the Administrator may, without a Participant’s consent, amend this Plan or Awards, adopt policies and procedures, or take any other actions (including amendments, policies, procedures and retroactive actions) as are necessary or appropriate to preserve the intended tax treatment of Awards, including any such actions intended to (A) exempt this Plan or any Award from Section 409A, or (B) comply with Section 409A, including regulations, guidance, compliance programs and other interpretative authority that may be issued after an Award’s grant date. The Company makes no representations or warranties as to an Award’s tax treatment under Section 409A or otherwise. The Company will have no obligation under this Section 11.6 or otherwise to avoid the taxes, penalties or interest under Section 409A with respect to any Award and will have no liability to any Participant or any other person if any Award, compensation or other benefits under the Plan are determined to constitute noncompliant “nonqualified deferred compensation” subject to taxes, penalties or interest under Section 409A.

Annex E-22

(b) Separation from Service. If an Award constitutes “nonqualified deferred compensation” under Section 409A, any payment or settlement of such Award upon a Participant’s Termination of Service will, to the extent necessary to avoid taxes under Section 409A, be made only upon the Participant’s “separation from service” (within the meaning of Section 409A), whether such “separation from service” occurs upon or after the Participant’s Termination of Service. For purposes of this Plan or any Award Agreement relating to any such payments or benefits, references to a “termination,” “termination of employment” or like terms means a “separation from service.”

(c) Payments to Specified Employees. Notwithstanding any contrary provision in the Plan or any Award Agreement, any payment(s) of “nonqualified deferred compensation” required to be made under an Award to a “specified employee” (as defined under Section 409A and as the Administrator determines) due to his or her “separation from service” will, to the extent necessary to avoid taxes under Section 409A(a)(2)(B)(i) of the Code, be delayed for the six-month period immediately following such “separation from service” (or, if earlier, until the specified employee’s death) and will instead be paid (as set forth in the Award Agreement) on the day immediately following such six-month period or as soon as administratively practicable thereafter (without interest). Any payments of “nonqualified deferred compensation” under such Award payable more than six months following the Participant’s “separation from service” will be paid at the time or times the payments are otherwise scheduled to be made.

11.7 Limitations on Liability. Notwithstanding any other provisions of the Plan, no individual acting as a director, officer or other employee of the Company or any Subsidiary will be liable to any Participant, former Participant, spouse, beneficiary, or any other person for any claim, loss, liability, or expense incurred in connection with the Plan or any Award, and such individual will not be personally liable with respect to the Plan because of any contract or other instrument executed in his or her capacity as an Administrator, director, officer or other employee of the Company or any Subsidiary. The Company will indemnify and hold harmless each director, officer or other employee of the Company or any Subsidiary that has been or will be granted or delegated any duty or power relating to the Plan’s administration or interpretation, against any cost or expense (including attorneys’ fees) or liability (including any sum paid in settlement of a claim with the Administrator’s approval) arising from any act or omission concerning this Plan unless arising from such person’s own fraud or bad faith; provided that he or she gives the Company an opportunity, at its own expense, to handle and defend the same before he or she undertakes to handle and defend it on his or her own behalf.

Annex E-23

11.8 Data Privacy. As a condition for receiving any Award, each Participant explicitly and unambiguously consents to the collection, use and transfer, in electronic or other form, of personal data as described in this Section 11.8 by and among the Company and its Subsidiaries and affiliates exclusively for implementing, administering and managing the Participant’s participation in the Plan. The Company and its Subsidiaries and affiliates may hold certain personal information about a Participant, including the Participant’s name, address and telephone number; birthdate; social security, insurance number or other identification number; salary; nationality; job title(s); any Shares held in the Company or its Subsidiaries and affiliates; and Award details, to implement, manage and administer the Plan and Awards (the “Data”). The Company and its Subsidiaries and affiliates may transfer the Data amongst themselves as necessary to implement, administer and manage a Participant’s participation in the Plan, and the Company and its Subsidiaries and affiliates may transfer the Data to third parties assisting the Company with Plan implementation, administration and management. These recipients may be located in the Participant’s country, or elsewhere, and the Participant’s country may have different data privacy laws and protections than the recipients’ country. By accepting an Award, each Participant authorizes such recipients to receive, possess, use, retain and transfer the Data, in electronic or other form, to implement, administer and manage the Participant’s participation in the Plan, including any required Data transfer to a broker or other third party with whom the Company or the Participant may elect to deposit any Shares. The Data related to a Participant will be held only as long as necessary to implement, administer, and manage the Participant’s participation in the Plan. A Participant may, at any time, view the Data that the Company holds regarding such Participant, request additional information about the storage and processing of the Data regarding such Participant, recommend any necessary corrections to the Data regarding the Participant or refuse or withdraw the consents in this Section 11.8 in writing, without cost, by contacting the local human resources representative. The Company may cancel Participant’s ability to participate in the Plan and, in the Administrator’s sole discretion, the Participant may forfeit any outstanding Awards if the Participant refuses or withdraws the consents in this Section 11.8. For more information on the consequences of refusing or withdrawing consent, Participants may contact their local human resources representative.

11.9 Severability. If any portion of the Plan or any action taken under it is held illegal or invalid for any reason, the illegality or invalidity will not affect the remaining parts of the Plan, and the Plan will be construed and enforced as if the illegal or invalid provisions had been excluded, and the illegal or invalid action will be null and void.

11.10 Governing Documents. If any contradiction occurs between the Plan and any Award Agreement or other written agreement between a Participant and the Company (or any Subsidiary), the Plan will govern, unless such Award Agreement or other written agreement was approved by the Administrator and expressly provides that a specific provision of the Plan will not apply.

11.11 Governing Law. The Plan and all Awards will be governed by and interpreted in accordance with the laws of the State of Nevada, without regard to the conflict of law rules thereof or of any other jurisdiction.

Annex E-24

11.12 Clawback Provisions. All Awards (including the gross amount of any proceeds, gains or other economic benefit the Participant actually or constructively receives upon receipt or exercise of any Award or the receipt or resale of any Shares underlying the Award) will be subject to recoupment by the Company to the extent required to comply with Applicable Law or any policy of the Company providing for the reimbursement of incentive compensation, whether or not such policy was in place at the time of grant of an Award.

11.13 Titles and Headings. The titles and headings in the Plan are for convenience of reference only and, if any conflict, the Plan’s text, rather than such titles or headings, will control.

11.14 Conformity to Applicable Law. Participant acknowledges that the Plan is intended to conform to the extent necessary with Applicable Law. Notwithstanding anything herein to the contrary, the Plan and all Awards will be administered only in a manner intended to conform with Applicable Law. To the extent Applicable Law permits, the Plan and all Award Agreements will be deemed amended as necessary to conform to Applicable Law.

11.15 Relationship to Other Benefits. No payment under the Plan will be taken into account in determining any benefits under any pension, retirement, savings, profit sharing, group insurance, welfare or other benefit plan of the Company or any Subsidiary, except as expressly provided in writing in such other plan or an agreement thereunder.

11.16 Unfunded Status of Awards. The Plan is intended to be an “unfunded” plan for incentive compensation. With respect to any payments not yet made to a Participant pursuant to an Award, nothing contained in the Plan or Award Agreement shall give the Participant any rights that are greater than those of a general creditor of the Company or any Subsidiary.

11.17 Limitations Applicable to Section 16 Persons. Notwithstanding any other provision of the Plan, the Plan and any Award granted or awarded to any individual who is then subject to Section 16 of the Exchange Act shall be subject to any additional limitations set forth in any applicable exempt rule under Section 16 of the Exchange Act (including Rule 16b-3 of the Exchange Act and any amendments thereto) that are requirements for the application of such exempt rule. To the extent permitted by Applicable Law, the Plan and Awards granted or awarded hereunder shall be deemed amended to the extent necessary to conform to such applicable exempt rule.

11.18 Prohibition on Executive Officer Loans. Notwithstanding any other provision of the Plan to the contrary, no Participant who is a Director or an “executive officer” of the Company within the meaning of Section 13(k) of the Exchange Act shall be permitted to make payment with respect to any Awards granted under the Plan, or continue any extension of credit with respect to such payment, with a loan from the Company or a loan arranged by the Company in violation of Section 13(k) of the Exchange Act.

* * * * *

Annex E-25

Annex F

STANTON PARK
ADVISORS

Merger & Acquisition | Business Valuation | Growth Strategy

TruGolf, Inc.

Valuation as of March 31, 2023, of TruGolf, Inc.

Boston, MA Palo Alto, CA
+1 (781) 228-3523 stantonparkllc.com

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STANTON PARK
ADVISORS

FAIRNESS OPINION

This fairness opinion report is based on factual information. It is necessary for the business appraiser to determine the proper amount of information necessary to completely perform the fairness opinion engagement. Assumptions and limiting conditions are provided in Appendix A.

The specific valuation methods used in the determination of value were based upon the performance of investigative procedures that we considered necessary under the circumstances. These procedures discussions with Company management regarding the history of the business, as well as detailed discussions of the Company's recent financial performance and operations; its expected future performance; and other factors we considered relevant.

Both internal and external factors influencing the value of the Company were reviewed, analyzed, and interpreted. Internal factors included the Company's financial position, results of operations, and the size and marketability of the interest being valued. External factors included – among other things – the status of the industry and the position of the Company relative to the industry. The business appraiser must obtain sufficient data about the industry and economic environment, as well as the subject entities' data to make a determination of value.

Stanton Park Advisors has relied on the Company's financial statements as being accurate and a fair representation of the financial status and operations of the Company. We have not applied any independent investigative procedures to assure their accuracy. Rather, we have relied upon management's representation that this financial information, as well as other information and documentation, provided to us by them or their agents is true and correct to the best of their knowledge and belief. The Company management has further assured us that all issues related to litigation, government regulatory requirements, environmental hazards, and other related matters that may impact the value of the Company have been disclosed to Stanton Park Advisors.

A business valuation is neither a legal nor a tax opinion. Its purpose is to estimate the fair market value within the meaning of the defined Standard of Value. Stanton Park Advisors assumes no responsibility whatsoever for legal or tax matter relative to it finding. Values are stated without reference to legal or tax claims unless so noted. The subject entities' compliance with all applicable federal, state, and local laws and regulations is assumed in reliance on management's representation. The valuation engagement and the resulting report should not be relied upon to disclose errors, irregularities, or illegal acts, including fraud or defalcations.

STANTON PARK
ADVISORS

Jon Taylor
Managing Partner
Stanton Park Advisors, LLC
(781) 228-3523
jon@stantonparkllc.com

Valuation as of March 31, 2023, of TruGolf, Inc. p. 2

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STANTON PARK
ADVISORS

March 31, 2023

To the Board of Directors:

Stanton Park Advisors, LLC ("SPA", "We") were engaged by Deep Medicine Acquisition Corp. ("Deep Medicine") to act as financial advisor in connection with rendering a Fairness Opinion regarding the proposed acquisition of 100.0% of the equity interest in TruGolf, Inc. (hereinafter, the "Company") as of March 31, 2023 (the "Valuation Date"). The standard of value is fair market value.

Fair market value is defined as the cash or cash equivalent price at which property would change hands between a willing buyer and a willing seller, neither being under a compulsion to buy or sell and both having reasonable knowledge of relevant facts.

It is understood that this opinion is intended solely for the benefit and use of the Board of Directors of the Deep Medicine, in connection with its consideration of the proposed acquisition. Neither this opinion nor any summary of this opinion may be used for any other purpose, or be reproduced, disseminated, quoted from or referred to at any time, in whole or in part, nor is any public reference to this opinion or disclosure to any third party permitted to be made, without our prior written consent (such consent not to be unreasonably withheld).

This opinion does not constitute a recommendation to the Board of Directors of Deep Medicine in connection with the proposed acquisition, nor does this opinion constitute a recommendation to any holders Deep Medicine common stock as to how to vote in connection with the proposed acquisition, if such vote is held. Our opinion does not address Deep Medicine's underlying business decision to pursue the proposed acquisition, the relative merits of the proposed acquisition as compared to any alternative business or financial strategies that might exist for Deep Medicine or the effects of any other transaction in which they might engage. In addition, this opinion does not constitute a solvency opinion or a fair value opinion, and we have not evaluated the solvency or fair value of Deep Medicine under any federal or state laws relating to bankruptcy, insolvency or similar matters.

Furthermore, we do not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of Deep Medicine's or their officers, directors or employees, or any class of such persons, in connection with the proposed acquisition relative to the consideration received.

Conclusion
It is our opinion that the consideration for 100.0% equity interest in the Company as of the Valuation Date, of $125,000,000 is fair to the shareholders of Deep Medicine. This valuation is subject to the assumptions and limiting conditions presented in Appendix A.

Sincerely,

Jon Taylor
Managing Partner
Stanton Park Advisors, LLC

Valuation as of March 31, 2023, of TruGolf, Inc. p. 3

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STANTON PARK
ADVISORS

TABLE OF CONTENTS

I. Industry Overview 5

Executive Summary 5

Current Performance 5

Industry Outlook 6

II. Valuation Summary 8

Valuation Methods 8

Statement of Value 13

III. Exhibits 14

Exhibit 1 – Valuation Summary 15

Exhibit 2 – Discounted Cash Flow: Baseline 16

Exhibit 3 – Weighted Average Cost of Capital: Baseline 17

Exhibit 4 – Comparable Transactions 18

Exhibit 5 – Comparable Transaction Descriptions 19

Exhibit 6 – Comparable Public Companies 20

Exhibit 7 – Comparable Public Company Descriptions 21

IV. Appendices 24

Appendix A – Statement of General Assumptions and Limiting Conditions 25

Appendix B – Statement of Certification 26

Appendix C – Curriculum Vitae of Valuator 27

Appendix D – Principal Sources of Information 28

Valuation as of March 31, 2023, of TruGolf, Inc. p. 4

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ADVISORS

I. INDUSTRY OVERVIEW[1,2]

EXECUTIVE SUMMARY

Over the [last] five years, [from 2019 through 2023], the Athletic and Sporting Goods Manufacturing industry's performance was bolstered by rising disposable income, in addition to robust demand for athletic and sporting goods following the COVID-19 pandemic. Nonetheless, greater industry growth has been hampered by sustained import competition, with imports comprising 55.0% of domestic demand in 2023. Health consciousness has also fallen in the United States over the past five years, hindering industry manufacturers that provide equipment that requires exercise. Additionally, the amount of time consumers spend on technology has risen during the period, limiting the amount of time individuals participate in activities like golf, which use industry products. Overall, industry revenue increased at a CAGR of 1.4% to $11.0 billion over the past five years, including a 1.3% decline in 2023 alone.

The sports participation rate increased at a CAGR of 1.5% over the past five years, meaning more individuals have required sporting goods. Nonetheless, many sporting goods manufacturers rely on global producers for input commodities like steel and titanium metals, while other manufacturers have shifted their production to foreign markets. The onset of the COVID-19 pandemic in 2020 resulted in the temporary closure of industry facilities; nonetheless, it also spurred an increase in activities like golf and fishing, resulting in strong revenue growth in 2021. The average profit margin, measured as earnings before interest and taxes, will reach 5.7% in 2023.

Over the next five years, consumers will become more health-conscious, stimulating demand for athletic equipment. As the national obesity rate continues to rise, preventative care and promotion of physical activity will become vital components to ensuring that US consumers lead healthier lifestyles, particularly as improved quality of life is essential for manufacturers of sporting goods to achieve sustained success. Additionally, the trade-weighted index (TWI) will decline over the next five years, representing minimal movement in the trade-weighted exchange rate dynamics that influence international trade volumes. Overall, industry revenue will grow at a CAGR of 0.6% to $11.3 billion over the next five years.

CURRENT PERFORMANCE

The industry endured revenue growing at a CAGR of 1.4% to $11.0 billion over the past five years, including a 1.3% decline in 2023, when profit reached 5.7%.

Favorable trade dynamic preserves industry growth

- For the Athletic and Sporting Goods Manufacturing Industry, a favorable trade dynamic enabled manufacturers to boost the importation of raw goods and expand the off-shoring of production facilities in lower-wage countries.
- A key indicator known as the Trade-Weighted Index (TWI) highlights this trend, as the appreciation of this metric signals a stronger US dollar, benefiting importers of goods who can purchase them at less expensive prices and boosting profitability in turn.
- Import penetration continues to be a crucial factor for the industry, accounting for 55.0% of domestic demand. The consistent dependence on favorable importation deals, coupled with a strong US dollar, has boosted production for domestic manufacturers and enabled them to effectively manage operating costs during this time.

[1] Alexander Govdysh. "Slam dunk: Rising health consciousness will stimulate demand for athletic equipment." January 2023. Athletic & Sporting Goods Manufacturing in the US (NAICS 33992A). IBISWorld.
[2] Growth metrics represent real growth rate

Valuation as of March 31, 2023, of TruGolf, Inc. p. 5

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STANTON PARK
ADVISORS

Temporary losses during the COVID-19 pandemic overshadowed by continuous consumer demand

- Although the COVID-19 pandemic did affect industry revenue in 2020, the rebound that followed highlights the broader industry's resiliency and strong fundamentals.
- For Athletic and Sporting Goods Manufacturers, industry growth is dependent on consistent consumer demand and strong macroeconomic performance domestically, two trends that suffered during the COVID-19 pandemic as consumer confidence fell and income was allocated to more discretionary spending.
- Nonetheless, the pent-up demand that built up during the pandemic boosted the comeback for Sporting Goods manufacturers, as consumers rushing back to play sports and other physical activities increased demand for the industry's product stream while accelerating revenue growth.

Evolving economic trends are a focal point for shifting industry strategy

- The acceleration of e-commerce markets, coupled with a strong US dollar and evolving consumer demand, created an evolution within the industry as manufacturers pushed production toward specific industry niches to preserve profitability and growth.
- As industry manufacturers have continued to off-shore production abroad, the recent rise in less expensive foreign competition dampened industry growth, forcing many manufacturers to reevaluate their business strategy and take advantage of growth in other industry niches like e-commerce.
- Following the COVID-19 pandemic, consumers had significantly larger disposable incomes, which enabled them to take advantage of leisure and sports activities unavailable during the pandemic.
- Nonetheless, these positive economic trends took a hit as rising inflationary pressures and continuous supply chain snarls cut production capabilities for manufacturers and dampened demand for sports activities.

INDUSTRY OUTLOOK

The industry will inch upward at a CAGR of 0.6% to $11.3 billion over the next five years, with profit stagnating at 5.7% in 2028.

Accelerating demand for sports participation will benefit industry growth

- As the economy continues to recover following the COVID-19 pandemic and consumers return to a sense of normalcy, increased demand for sports and physical activity will fuel industry demand as well.
- For many consumers, preserving their health will be important, with an aging population and an active baby boomer generation exemplifying this trend.
- Industry manufacturers will look to cater their production toward these demographics and take advantage of this industry niche, particularly as the obesity rate for adults will increase to 50.0% by 2030, according to a study from the Centers for Disease Control (CDC).
- Direct demand from consumers is not the only demand stream benefiting manufacturers. Many corporate customers looking to maintain lower healthcare costs will push for wellness programs that involve investment into sporting goods equipment for their employees, benefiting industry production.

Evolving international markets will alter how industry producers operate

- Shifting international demand and prices abroad will affect how industry manufacturers operate.
- The decline in the Trade-Weighted Index over the next five years highlights this trend, as a weaker US dollar will encourage domestic producers to export their goods and build production facilities in the United States, changing marginal costs for the production process.
- Although industry exports will see continuous growth, the decline in imports does not mean a complete shift in the international trade dynamic, as dependence on foreign labor will continue to

Valuation as of March 31, 2023, of TruGolf, Inc. p. 6

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STANTON PARK
ADVISORS

pose a challenge for domestic production facilities.

Shifting commercial trends poised to boost the industry production process

- One of the key factors affecting how industry manufacturers will operate is a shift in commercial trends that can potentially bolster the Sporting Goods Industry.
- The push on the consumer side toward a healthier lifestyle following the pandemic has added to favorable marketing opportunities for the industry, whose production contracts are increasingly aimed at manufacturing goods for health-conscious consumers while moving away from traditional brick-and-mortar sales toward a larger online presence.
- As brick-and-mortar stores continue to phase out in favor of e-commerce markets, sellers of sports goods and athletic items in the industry will look to take advantage of this trend, which enables not only a streamlined sales process between the store and the consumers, but also lowers operating costs.

Valuation as of March 31, 2023, of TruGolf, Inc. p. 7

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STANTON PARK
ADVISORS

II. VALUATION SUMMARY

In preparing this valuation, we reviewed the history, financial condition and operating results of the Company. We also studied the competitive environment, industry outlook, economic climate, and the risks applicable to equity investments in the industry.

VALUATION METHODS

We evaluated three possible valuation approaches and considered the underlying characteristics of the subject entities to determine the most appropriate approach or combination of approaches to use in our valuation analysis. The valuation approaches considered in our valuation analysis were the income-, market-, and asset-based approaches.

Asset Approach

In using the asset approach, the value of a business is determined by considering the value of the business' individual assets and liabilities. Under this approach, each component of the business is valued separately. The values are totaled and reduced by outstanding liabilities to determine the net asset value of the company. Under this approach, assets can be valued under two fundamental bases: (i) going concern value, and (ii) liquidation value.

Going concern value assumes the company remains in business and is able to realize the full fair value of its assets in the normal course of business. Going concern value is based on the cost concept – the cost of replacing the individual assets and liabilities of the business given their age, condition, and use.

Liquidation value assumes that all assets are sold off individually or in bulk in an orderly liquidation. The net proceeds available after the payment of all liabilities represents the liquidation value of the business. In liquidation, assets are typically sold for less than their fair value on a going concern basis. While the liquidation value is not applicable in many cases, it is often used to determine the minimum value of a business.

The asset approach was not used in the valuation of the Company, as the Company is a going concern with no anticipation of liquidation, but the extent and quality of the Company's assets were considered in the other approaches.

The Income Approach

The income approach determines the value of a business by capitalizing its expected future earnings. This approach views the entire business as an income-producing investment and applies standard investment criteria. The basic premise of this approach is that the price a willing buyer would pay is based on the economic benefits of ownership that are available to the buyer, namely, the earnings which the business generates. Two basic methods used to determine value under the income approach are (i) the direct capitalization, and (ii) the discounted cash flow.

Discounted Cash Flow Method

The discounted cash flow method involves a year-by-year forecast of expected future cash flows. The value of the business is determined by computing the present value of (i) forecasted cash flows over an interim period (the "PV of cash flows"); and (ii) forecasted value of the business at the end of that period (the "PV of terminal value"). A discount rate is selected which is commensurate with the risk involved. The discounted cash flow method is used when the future income stream is expected to differ substantially from recent or current operating results.

Valuation as of March 31, 2023, of TruGolf, Inc. p. 8

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ADVISORS

Cash Flow Forecast

Management provided an income statement forecast for the calendar years 2023 through 2025. From management's forecast, we calculated the earnings before interest, taxes, depreciation, and amortization ("EBITDA"). From the EBITDA value, we calculated the free cash flow of the Company for each period by subtracting capital expenditures needed sustain the business, increases in net working capital, and income taxes. The following assumptions have been made to arrive at the free cash flow of the Company:

- **Capital expenditures**: Companies operating in the industry, according to the comparable public companies data, expend a median of 2.2% of revenue on capital expenditures. We have assumed 1.0% of revenue for capital expenditure in the forecast period.

Discount Rate

Future cash flows are discounted to the present value using a rate of return that reflects both the time value of money and the relative risk of the Company. This rate of return (also called the "discount rate" or "weighted average cost of capital") is the expected rate of return that the market requires in order to attract funds to a particular investment. The discount rate is the weighted average of the cost of equity and the after-tax cost of debt.

The cost of equity can be developed using Capital Asset Pricing Model (the "CAPM"). The CAPM is based on empirical information derived from studies of investment returns on publicly traded equity securities. The CAPM is based on the assumption that all businesses and business interests are a subset of the investment opportunities available in the total capital market. As a result, the relevant value of a business should theoretically be subject to the same economic forces and relationships that determine the values of other investment assets. The CAPM calculates the required (or expected) rate of return of a particular asset through a risk-free rate, a risk premium based on the risk factors of the asset, and a "beta," which is a risk measure that reflects the sensitivity of returns on an investment relative to the returns on the stock market as a whole.

The CAPM-derived cost of equity formula is as follows:

$$\begin{aligned} Cost\ of\ equity = {} & Risk\text{-}free\ rate \\ & + Beta \times Market\ risk\ premium \\ & + Size\ risk\ premium \\ & + Asset\text{-}specific\ risk\ premium \end{aligned}$$

The risk-free rate is based on the yield of U.S. Treasury Bond with similar duration as the investment horizon of the company. The market risk premium is based on historical returns of the S&P 500 composite. The size risk premium is an incremental addition to the cost of equity to reflect additional returns to stocks of companies smaller than those included in the S&P 500. The asset-specific risk premium is a judgmental factor that recognizes the general risks associated with an investment in a closely held business and the specific risks related to the subject company. General risks inherent in a closely held business include a lack of diversification, access to capital, management depth, and supplier pricing leverage. Specific risks include the company's financial structure, earnings stability, competitive position, and future growth prospects.

We estimated the cost of equity to be 19.2%. First, we observed the historical risk premium that publicly traded equities have yielded over risk-free investments – such as long-term government bonds. We used the Duff & Phelps' recommended market risk premium of 6.0%. To be used in conjunction with the Duff & Phelps' suggested market risk premium is the normalized risk-free rate of 3.5%. To capture the risk inherent in investments in the subject company's industry, we used the Leisure Products (GICS 252020) industry's beta of 1.15 obtained from Duff & Phelps'. A size premium of 4.8% was included to reflect the additional risk of small companies as represented publicly traded companies with market capitalization between $10.6 million and $289.0 million. Lastly, we estimated a 4.0% asset-specific risk premium for the Company to

Valuation as of March 31, 2023, of TruGolf, Inc. p. 9

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account for the subject company's additional risk, discussed in more detail below:

- **High growth projections**: Management has projected the Company to grow revenue by 34.0% and 42.9% for the years 2024 through 2025, respectively. The projected growth rates are above the average growth outlook of 8.41%[3] for the related industries over the next five years. The high growth projected for the Company, well above that projected for the industry, would increase the uncertainty and risk in achieving the Company's projections, and therefore would increase the asset-specific risk premium we would apply.

The calculation of the cost of equity is shown below:

Figure 1 Cost of Equity

Risk-free rate[(1)]	3.5%
Industry beta[(1)]	1.15
Market risk premium[(1)]	6.0%
Size risk premium[(1)]	4.8%
Asset-specific premium	4.0%
Cost of equity	**19.2%**

[(1)] *Source: Duff & Phelp's Cost of Capital Navigator*

Historically, the Company has held low levels of property, plant, and equipment ("PP&E") as a percent of total assets, with a rage between 1.2% and 2.2% of assets over the course of 2020 and 2021. The relatively small level of tangible assets to serve as collateral for debt would restrict the ability of the Company to issue material amount debt and other debt-like instruments. For this reason, we have assumed a target capital structure of 100.0% equity and 0.0% debt.

Based on this analysis, we calculated a weighted average cost of capital ("WACC") of 19.2%. We used this discount rate to estimate the present value of the interim cash flow.

Conclusion of Value

Based on management's forecast and baseline assumptions, we have determined an implied value of the Company is as shown below:

Figure 2 Discounted Cash Flow Method Summary

PV of cash flows		PV of terminal value		Enterprise value *(rounded)*
$ 19,221,491	+	$ 82,048,080	=	$ 101,270,000

Furthermore, we have performed sensitivity on the major inputs to the analysis described above to produce a range of likely value of the Company. The range of possible values of the Company, based on the discounted cash flow method, is between $79.6 million and $139.9 million, as shown in the figure below.

[3] Industry outlook calculated based on a blended annual real growth rate of 5.3% over the next five years (IBISWorld) and a 2.95% in forecast inflation over the course of the next ten years (Federal Reserve Bank of Philadelphia). The blended annual real growth rate of 5.3% is the average of the real growth rates of the athletic goods manufacturing, video game software publishing, and video game developers industries. Nominal growth rate calculated as (1 + real growth rate) × (1 + inflation rate) – 1.

Valuation as of March 31, 2023, of TruGolf, Inc. p. 10

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Figure 3 Discounted Cash Flow Method Sensitivity Analysis

		Long-term growth rate		
		7.4%	8.4%	9.4%
Discount rate	17.2%	$ 112,920,000	$ 124,824,000	$ 139,884,000
	18.2%	$ 102,261,000	$ 111,839,000	$ 123,667,000
	19.2%	$ 93,414,000	$ 101,270,000	$ 110,782,000
	20.2%	$ 85,954,000	$ 92,500,000	$ 100,299,000
	21.2%	$ 79,579,000	$ 85,108,000	$ 91,605,000

Market Approach

In using the market approach, the value of a business is determined by using one or more methods that compare the subject company to either similar businesses or to securities of similar businesses that have been sold. The company or security used for comparison must have a reasonable basis for the comparison. Factors that are considered when assessing comparability include the industries in which the company operates, its size, capital structure, profitability, growth prospects, and risk factors. There are two potential sources of data that offer opportunities to analyze transactions for similarity: (i) comparable transactions; and (ii) comparable public companies.

Comparable Transactions Method

Our search of comparable transactions produced a list of 13 transactions for companies that (i) operate in the Software Publishers (NAICS 511210) industry. The following table is a summary of the comparable transactions.

Figure 4 Comparable Transactions Summary

	Operating metrics			Valuation multiples	
	Revenue growth *(LTM)*	EBITDA margin *(LTM)*	Enterprise value *($ in millions)*	EV/ Revenue *(LTM)*	EV/ EBITDA *(LTM)*
First quartile	14.0%	-9.3% 0	$ 9.5 0	1.26x	11.6x
Median	58.7%	5.8% 0	$ 18.0 0	2.32x	27.2x
Mean	220.4%	0.7% 0	$ 147.9 0	3.24x	28.0x
Third quartile	507.7%	11.8% 0	$ 231.8 0	4.54x	46.7x

Source: BVR's DealStats

(1) *EBITDAR is used lieu of EBITDA in the calculation of the EBITDA margin and EV/EBITDA when available*

Conclusion of Value

We have selected the mean EV/Revenue and EV/EBITDA valuation multiples for the purpose of producing a range of likely values of the Company. The range of possible values of the Company, based on the comparable transaction method, is between $65.5 million and $225.7 million, as shown in the figure below.

Valuation as of March 31, 2023, of TruGolf, Inc. p. 11

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Figure 5 Comparable Transactions Method Valuation Range

	Revenue (LTM)	Revenue (NTM)	EBITDA[1] (NTM)
Operating metric	$ 20,224,131	$ 31,359,947	$ 8,066,823
Valuation multiple	3.24x	3.24x	28.0x
Enterprise value *(rounded)*	**$ 65,505,000**	**$ 101,573,000**	**$ 225,676,000**

[1] *EBITDAR used in lieu of EBITDA as valuation multiples are generally calculated free of rent*

Comparable Public Companies Method

Our search of comparable public companies produced a list of 13 companies that (i) operate in the Home Entertainment Software industry, which houses video game companies. The following table is a summary of the comparable public companies.

Figure 6 Comparable Public Companies Summary

	Operating metrics					Valuation multiples	
	Revenue growth (FYE)	EBITDA margin (LTM)	Capex/ Revenue (LTM)	Debt/ EV (LTM)	Enterprise value ($ in millions)	EV/ Revenue (LTM)	EV/ EBITDA (LTM)
First quartile	-1.4%	21.5%	2.6%	0.0% 0	$ 40.9 0	1.32x	4.1x
Median	10.3%	25.5%	4.8%	0.8% 0	$ 1,733.1 0	2.89x	7.9x
Mean	17.8%	10.9%	7.0%	9.3% 0	$ 5,763.3 0	4.85x	8.5x
Third quartile	35.5%	36.1%	10.0%	11.8% 0	$ 7,116.1 0	6.74x	10.0x

Source: Morningstar, Inc., S&P Global Market Intelligence, Wall Street Journal

[1] *Debt/EV calculated using 2021 audited financial information*

[2] *The Company's EBITDAR is used lieu of EBITDA in the calculation of the EBITDA margin and EV/EBITDA for purposes oif comparability to those of the publicly traded companies*

Conclusion of Value

We have selected the mean EV/Revenue and EV/EBITDA valuation multiples for the purpose of producing a range of likely values of the Company. The range of possible values of the Company, based on the comparable public companies method, is between $68.5 million and $152.0 million, as shown in the figure below.

Figure 7 Comparable Public Companies Method Valuation Range

	Revenue (LTM)	Revenue (NTM)	EBITDA[1] (NTM)
Operating metric	$ 20,224,131	$ 31,359,947	$ 8,066,823
Valuation multiple	4.85x	4.85x	8.5x
Enterprise value *(rounded)*	**$ 98,035,000**	**$ 152,015,000**	**$ 68,481,000**

[1] *EBITDAR used in lieu of EBITDA as valuation multiples are generally calculated free of rent*

Valuation as of March 31, 2023, of TruGolf, Inc. p. 12

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STATEMENT OF VALUE

A summary of the implied enterprise value range of the Company is shown below:

Figure 8 Concluded Range of Implied Enterprise Value

	Enterprise value range		
Valuation method	**Lower range**	**Middle range**	**Upper range**
Market approach:			
Comparable transactions method	$ 65,505,000	$ 101,573,000	$ 225,676,000
Comparable public companies method	$ 68,481,000	$ 98,035,000	$ 152,015,000
Income approach:			
Discounted cash flow method	$ 79,579,000	$ 101,270,000	$ 139,884,000

The implied enterprise value range of the Company is then adjusted for cash and cash-equivalents, and debt and debt-like items to arrive at the implied equity value range of the Company. The resulting implied equity value range of the Company is shown below:

Figure 9 Concluded Range of Implied Equity Value

	Equity value range		
Valuation method	**Lower range**	**Middle range**	**Upper range**
Market approach:			
Comparable transactions method	$ 72,983,320	$ 109,051,320	$ 233,154,320
Comparable public companies method	$ 75,959,320	$ 105,513,320	$ 159,493,320
Income approach:			
Discounted cash flow method	$ 87,057,320	$ 108,748,320	$ 147,362,320

Based on the analysis performed and as described in this report, it is our opinion that the consideration for 100.0% equity interest in the Company as of the Valuation Date, of $125,000,000 is fair to the shareholders of Deep Medicine. This valuation is subject to the assumptions and limiting conditions presented in Appendix A.

Valuation as of March 31, 2023, of TruGolf, Inc. p. 13

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III. EXHIBITS

Valuation as of March 31, 2023, of TruGolf, Inc. p. 14

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Exhibit 1 – Valuation Summary

	Enterprise value range			Equity value range		
Valuation method	**Lower**	**Middle**	**Upper**	**Lower**	**Middle**	**Upper**
Market approach:						
Comparable transactions method	$ 65,505,000	$ 101,573,000	$ 225,676,000	$ 72,983,320	$ 109,051,320	$ 233,154,320
Comparable public companies method	$ 68,481,000	$ 98,035,000	$ 152,015,000	$ 75,959,320	$ 105,513,320	$ 159,493,320
Income approach:						
Discounted cash flow method	$ 79,579,000	$ 101,270,000	$ 139,884,000	$ 87,057,320	$ 108,748,320	$ 147,362,320

Valuation as of March 31, 2025, of TruGolf, Inc.

p. 15

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Exhibit 2 – Discounted Cash Flow: Baseline

	Forecast		
	2023	2024	2025
EBITDA, adjusted	**$ 7,623,444**	**$ 9,799,911**	**$ 16,802,777**
(-) Capital expenditures	$ (313,599)	$ (420,189)	$ (600,372)
(-) Cash taxes	$ (1,873,126)	$ (2,395,354)	$ (4,110,865)
(+/-) (Inc.)/decr. in net working capital	$ 620,070	$ 179,448	$ 581,263
Unlevered free cash flows	**$ 6,056,788**	**$ 7,163,816**	**$ 12,672,803**
Growth %		*18.3%*	*76.9%*
Discount rate	19.2%	19.2%	19.2%
Period, mid-year convention	0.50	1.50	2.50
Discount factor	0.9159	0.7684	0.6446
Present value of cash flows	**$ 5,547,589**	**$ 5,504,654**	**$ 8,169,247**

Terminal year cash flow	$ 12,672,803
(×) Gordon Growth multiple[1,2]	10.0x
Terminal value	$ 127,279,677
(×) Discount factor	0.6446
Present value of terminal value	**$ 82,048,080**
(+) Present value of cash flows	$ 19,221,491
Present value of operations	**$ 101,269,571**
Enterprise value *(rounded)*	**$ 101,270,000**

[1] *Gordon Growth multiple calculated as (1 + long-term growth rate)/(discount rate - long-term growth rate)*

[2] *Long-term growth rate assumed at 8.41% annual growth over the long-term*

Valuation as of March 31, 2023, of TruGolf, Inc. p. 16

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Exhibit 3 – Weighted Average Cost of Capital: Baseline

	Rate
Risk-free rate[1]	3.5%
Industry beta[1]	1.15
Market risk premium[1]	6.0%
Size risk premium[1]	4.8%
Asset-specific risk premium	4.0%
Cost of equity	**19.2%**
Cost of debt[2]	5.8%
Marginal tax rate, Federal and State blended	24.8%
Cost of debt, after-tax	**4.4%**
Cost of equity	19.2%
Cost of debt, after-tax	4.4%
Leverage	0.0%
Weighted average cost of capital (WACC)	**19.2%**

(1) *Duff & Phelps' Cost of Capital Navigator as of December 31, 2022*

(2) *BBB US corporate index effective yield as of December 31, 2022*

Valuation as of March 31, 2023, of TruGolf, Inc. p. 17

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Exhibit 4 – Comparable Transactions

	Target name	Target type	Sale date	Operating metrics: Revenue growth (LTM)	Operating metrics: EBITDA[1] margin (LTM)	Enterprise value ($ in millions)	Valuation multiples: EV/ Revenue (LTM)	Valuation multiples: EV/ EBITDA[1] (LTM)
1	GolfTEC Enterprises, LLC[2]	Private	9/22/2022	62.8%	4.1%	$ 231.6	2.13x	52.6x
2	Brightline Interactive, LLC	Private	8/1/2022	NA	9.5%	$ 5.3	1.06x	11.1x
3	SuperStroke[2]	Private	6/15/2022	NA	NA	$ 232.0	7.73x	NA
4	GuruShots Ltd.	Private	4/12/2022	NA	-9.3%	$ 18.0	2.32x	NA
5	PlaySight Interactive Ltd.	Private	2/21/2022	9.7%	-72.6%	$ 44.9	7.67x	NA
6	Sector 5 Digital, LLC	Private	2/1/2022	58.7%	5.8%	$ 6.3	1.61x	27.7x
7	Foresight Sports	Private	9/28/2021	NA	50.0%	$ 474.0	4.74x	9.5x
8	Virtual Generation Ltd	Private	1/30/2019	NA	33.7%	$ 4.2	4.34x	12.9x
9	Eden Games, S.A.	Private	2/27/2018	952.5%	8.3%	$ 13.2	4.28x	51.8x
10	Big Fish Games, Inc.	Private	12/16/2014	18.2%	11.8%	$ 838.4	3.16x	26.7x
11	PlayFirst, Inc.	Private	5/14/2014	NA	-37.5%	$ 13.9	1.20x	NA
12	Griptonite, Inc.	Private	8/2/2011	NA	4.2%	$ 28.1	1.32x	31.5x
13	Empire Interactive PLC	Public	12/4/2006	NA	NA	$ 12.7	0.54x	NA
	Statistics							
	First quartile			**14.0%**	**-9.3%**	**$ 9.5**	**1.26x**	**11.6x**
	Median			**58.7%**	**5.8%**	**$ 18.0**	**2.32x**	**27.2x**
	Mean			**220.4%**	**0.7%**	**$ 147.9**	**3.24x**	**28.0x**
	Third quartile			**507.7%**	**11.8%**	**$ 231.8**	**4.54x**	**46.7x**

Source: BVR's DealStats

[1] EBITDAR is used lieu of EBITDA in the calculation of the EBITDA margin and EV/EBITDA when available

[2] Operating income used in lie of EBITDA; revenue and operating income as of 2021

Valuation as of March 31, 2023, of TruGolf, Inc. p. 18

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Exhibit 5 – Comparable Transaction Descriptions

	Target	Acquirer	Target country	Business description
1	GolfTEC Enterprises, LLC	Golf Digest Online Inc.	United States	Provides Golf Club Fitting And Lessons To Players Of Any Skill Level Using Patented Software
2	Brightline Interactive, LLC	The Glimpse Group, Inc.	United States	Developer and Provider of Virtual and Augmented Reality Technology Solutions Designed for Training, Simulation and Brand Experiences
3	SuperStroke	Voice Caddie	United States	Designs And Maker Putters And Club Grips
4	GuruShots Ltd.	Zedge, Inc.	Israel	Develops a Platform that Combines Mobile Games with Photography
5	PlaySight Interactive Ltd.	Slinger Bag Inc.	Israel	Provider of Automated Sports Video Analytics Software
6	Sector 5 Digital, LLC	The Glimpse Group, Inc.	United States	Specializes in Creating Virtual and Augmented Reality Content for Marketing, Communications, Sales, Entertainment, Conferences, Virtual Events, Training and Simulation
7	Foresight Sports	Vista Outdoor Inc.	United States	Designs And Manufactures Performance Analysis And Game Enhancement Technologies, Including Launch Monitors, Simulators, Performance/Entertainment Software, And Smart Mobility Solutions For A Variety Of Sports And Games
8	Virtual Generation Ltd	Newgioco Group, Inc.	Malta	Developer of Virtual Sports and Gaming Software
9	Eden Games, S.A.	Millennial Esports Corp.	France	Publisher of Racing Video Games
10	Big Fish Games, Inc.	Churchill Downs Incorporated	United States	Produces and Distributes Paid, Casual Free-to-play, and Casino-style Games for PCs and Mobile Devices Worldwide
11	PlayFirst, Inc.	Glu Mobile Inc.	United States	Publishes Casual Software Games for a Wide Range of Platforms
12	Griptonite, Inc.	Glu Mobile Inc.	United States	Developer of Games for the Xbox 360, Wii, DS, PSP and iPhone Platforms
13	Empire Interactive PLC	Silverstar Holdings Ltd.	United Kingdom	Publisher of Interactive Entertainment Software (Video Games)

Valuation as of March 31, 2023, of TruGolf, Inc.
p. 19

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Exhibit 6 – Comparable Public Companies

	Public company name	Ticker	Operating metrics					Enterprise	Valuation multiples	
			Revenue growth *(FYE)*	EBITDA margin *(LTM)*	Capex / Revenue *(LTM)*	Debt / EV *(LTM)*		value *($ in millions)*	EV / Revenue *(LTM)*	EV / EBITDA *(LTM)*
1	Nintendo Co., Ltd.	7974.T	-3.6%	36.7%	0.4%	0.0%	$	35,756.7	2.89x	7.9x
2	Aristocrat Leisure Limited	ALL.AX	17.7%	35.6%	4.8%	14.0%	$	13,516.6	3.57x	10.0x
3	Light & Wonder, Inc.	LNW	-21.0%	21.4%	8.8%	47.3%	$	8,329.4	3.45x	16.1x
4	Capcom Co., Ltd.	9697.T	15.5%	45.9%	3.4%	0.8%	$	5,902.8	8.95x	19.5x
5	Konami Group Corporation	9766.T	9.9%	24.2%	13.6%	9.1%	$	4,884.7	2.12x	8.8x
6	Square Enix Holdings Co., Ltd.	9684.T	10.3%	21.7%	2.2%	0.0%	$	4,124.8	1.61x	7.4x
7	International Games System Co.,Ltd.	3293.TWO	33.9%	55.8%	0.6%	0.0%	$	1,733.1	4.52x	8.1x
8	Golfzon Co Ltd	215000.KQ	47.5%	32.8%	4.1%	9.5%	$	401.9	0.90x	2.7x
9	Marvelous Inc.	7844.T	0.8%	24.9%	6.9%	0.6%	$	185.5	1.03x	4.1x
10	YUKE'S Co.,Ltd.	4334.T	37.1%	29.9%	11.2%	0.0%	$	66.6	2.06x	6.9x
11	Nippon Ichi Software, Inc.	3851.T	7.8%	25.5%	2.9%	37.1%	$	15.3	0.46x	1.8x
12	ECC Games S.A.	2UG.SG	98.4%	-65.1%	6.6%	0.0%	$	3.8	18.95x	NM
13	Jujubee S.A.	5JJ.SG	-22.9%	-147.7%	25.3%	1.9%	$	2.1	12.51x	NM
	Statistics									
	First quartile		**-1.4%**	**21.5%**	**2.6%**	**0.0%**	**$**	**40.9**	**1.32x**	**4.1x**
	Median		**10.3%**	**25.5%**	**4.8%**	**0.8%**	**$**	**1,733.1**	**2.89x**	**7.9x**
	Mean		**17.8%**	**10.9%**	**7.0%**	**9.3%**	**$**	**5,763.3**	**4.85x**	**8.5x**
	Third quartile		**35.5%**	**36.1%**	**10.0%**	**11.8%**	**$**	**7,116.1**	**6.74x**	**10.0x**

Source: Morningstar, Inc., S&P Global Market Intelligence, Wall Street Journal

[1] Debt/EV calculated using 2021 audited financial information

[2] The Company's EBITDAR is used lieu of EBITDA in the calculation of the EBITDA margin and EV/EBITDA for purposes of comparability to those of the publicly traded companies

Valuation as of March 31, 2023, of TruGolf, Inc. p. 20

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Exhibit 7 – Comparable Public Company Descriptions

	Public company	Business description
1	Nintendo Co., Ltd.	Nintendo Co., Ltd., together with its subsidiaries, develops, manufactures, and sells home entertainment products in Japan, the Americas, Europe, and internationally. It offers video game platforms, playing cards, Karuta, and other products; and handheld and home console hardware systems and related software. The company was formerly known as Nintendo Playing Card Co., Ltd. and changed its name to Nintendo Co., Ltd. in 1963. Nintendo Co., Ltd. was founded in 1889 and is headquartered in Kyoto, Japan.
2	Aristocrat Leisure Limited	Aristocrat Leisure Limited, together with its subsidiaries, operates as a gaming content and technology company in Australia and internationally. The company designs, develops, assembles, distributes, sells, and services gaming content, platforms, and systems, including electronic gaming machines, casino management systems, and free-to-play mobile games. It offers pixel united, a mobile-first games powerhouse; aristocrat gaming, a gaming content; and Anaxi, an immersive and interactive digital entertainment experience content. In addition, the company provides online money gaming services; and cabinets and gaming products. Aristocrat Leisure Limited was incorporated in 1984 and is headquartered in North Ryde, Australia.
3	Light & Wonder, Inc.	Light & Wonder, Inc. develops technology-based products and services, and related content for the gaming, lottery, social and digital gaming industries in the United States and internationally. The company's Gaming segment sells new and used gaming machines, electronic table systems, video lottery terminals, conversion game kits, and spare parts; table products, including shufflers; and perpetual licenses to proprietary table games. It also supplies game content, gaming machines; provides table game products and services to licensed gaming entities; and installs and supports casino management systems, such as ongoing hardware and software maintenance and upgrade services of customer casino management systems. The company's SciPlay segment develops and publishes digital games on mobile and web platforms. It sells virtual coins, chips, or bingo cards, which players can use to play slot games, table games, or bingo games. Its iGaming segment provides a suite of digital gaming content, including digital real-money gaming, distribution platforms, content, products, and services. This segment also offers the Open Platform System, which offers a range of reporting and administrative functions and tools providing operators control over various areas of digital gaming operations. The company also offers software design, development, licensing, maintenance, support services, and technology solutions. Light & Wonder, Inc. was incorporated in 1984 and is based in Las Vegas, Nevada.

Valuation as of March 31, 2025, of TruGolf, Inc.

p. 21

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ADVISORS

Exhibit 7 – Comparable Public Company Descriptions, cont'd

	Public company	Business description
4	Capcom Co., Ltd.	Capcom Co., Ltd. plans, develops, manufactures, sells, and distributes home video games, online games, mobile games, and arcade games in Japan and internationally. It operates through Digital Contents, Arcade Operations, Amusement Equipments, and Other Businesses segments. The Digital Contents segment develops and sells packaged and digital game content for consumer home video game platforms, as well as mobile content and PC online games. The Arcade Operations segment operates Plaza Capcom amusement facilities primarily in commercial complexes, as well as hosts various events. The Amusement Equipments segment is involved in the development, manufacture, and sale of frames and LCD devices for gaming machines, as well as software. The Other Businesses segment engages in the adapting game content into movies, animated television programs, music CDs, and merchandise; and devoting resources to esports. It also manages amusement arcades. The company was incorporated in 1979 and is headquartered in Osaka, Japan.
5	Konami Group Corporation	Konami Group Corporation, together with its subsidiaries, primarily engages in the digital entertainment, amusement, gaming and systems, and sports businesses. The company's Digital Entertainment Business manufactures and sells amusement machines with arcade games, computer and video games, mobile games, and card games. Its Amusement Business engages in the design, production, and sale of amusement machines; and offers online game services. The company's Gaming & Systems Business develops, manufactures, distributes, and services gaming machines and casino management systems. Its Sports Business operates sports clubs and sports classes, including swimming, gymnastics, dance, soccer, tennis, and golf, as well as produces and sells sports related goods. It operates in Japan and other Asia/Oceania countries, the United States, and Europe. The company was formerly known as Konami Holdings Corporation and changed its name to Konami Group Corporation in July 2022. Konami Group Corporation was founded in 1969 and is headquartered in Tokyo, Japan.
6	Square Enix Holdings Co., Ltd.	Square Enix Holdings Co., Ltd. operates in the content and service businesses in Japan and internationally. It operates through four segments: Digital Entertainment, Amusement, Publication, and Merchandising. The Digital Entertainment segment plans, develops, distributes, and operates digital entertainment content primarily in the form of games. This segment also offers digital entertainment content for various customer usage environments, including personal computers and smart devices, as well as consumer game consoles, such as handheld game machines. The Amusement segment is involved in the operation of amusement facilities. This segment also engages in planning, development, distribution, and rental of arcade game machines and related products for amusement facilities. The Publication segment publishes and licenses comic magazines, comic books, and game-related books. The Merchandising segment plans, produces, distributes, and licenses derivative products. This segment also offers content under the SQUARE ENIX PRODUCTS brand; and stuffed toys and utility goods under the SQEX TOYS brand. Square Enix Holdings Co., Ltd. was incorporated in 1975 and is headquartered in Tokyo, Japan.

Valuation as of March 31, 2023, of TruGolf, Inc. p. 22

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STANTON PARK
ADVISORS

Exhibit 7 – Comparable Public Company Descriptions, cont'd

	Public company	Business description
7	International Games System Co.,Ltd.	International Games System Co.,Ltd. plans, designs, researches, develops, manufactures, markets, services, and licenses arcade, online, and mobile games in Taiwan and internationally. The company's arcade games include recreational, puzzle, TSG, and simulation machines. It also offers cross-platform transfer capabilities for game product lines. The company was incorporated in 1989 and is headquartered in New Taipei City, Taiwan.
8	Golfzon Co Ltd	GOLFZON Co Ltd is a Korea-based company that manufactures golf simulators. The company operates its business through two segments: screen golf segment, which produces and distributes golf simulators through GOLFZON JAPAN and GOLFZON CHINA, and golf maintenance segment which installs and maintains golf simulators.
9	Marvelous Inc.	Marvelous Inc. produces and provides entertainment content in Japan. The company engages in the planning, development, and operation of online games for App stores, Google Play, and SNS platforms, as well as online games for PCs, mobiles, smartphones, tablets, etc; planning, development, production, marketing, and commission-based development of game software for home-use game machines; and production and sales of amusement arcade cabinet. It also produces animation products; creates, commercializes, and distributes music and video content; and plans and produces stage-based and musical works based on comics, animation, and games, as well as shows live performances. Marvelous Inc. was incorporated in 1997 and is headquartered in Tokyo, Japan.
10	YUKE'S Co.,Ltd.	YUKE'S Co.,Ltd. engages in the development, creation, and sales of content for home gaming consoles, arcade gaming consoles, and mobile devices in Japan. The company is also involved in the development of graphical content for pachinko/pachi-slot; design, creation, and production of concerts/events; and extended reality content comprising ALiS ZERO, a real-time rendering engine, which allows motion data captured as CG. YUKE'S Co.,Ltd. was incorporated in 1948 and is headquartered in Sakai, Japan.
11	Nippon Ichi Software, Inc.	Nippon Ichi Software, Inc. develops and sells computer software in Japan, other Asian countries, North America, and Europe. It develops software for consumer and handheld game machines, mobiles, smart phones, arcades, and web; and produces content of various genres. The company was founded in 1993 and is headquartered in Kakamigahara, Japan.
12	ECC Games S.A.	ECC Games S.A. operates as a game development studio. It creates automotive games. The company develops games under the GearShift, CAR MECHANIC SIMULATOR RACING, DRIFT21, and Car Mechanic Simulator names. The company was founded in 2010 and is headquartered in Warsaw, Poland.
13	Jujubee S.A.	Jujubee S.A. engages in the production and sell of video games in Poland. The company develops games for various platforms, including iOS, Android, Mac, PC, and consoles. It develops games under the Take Off - The Flight Simulator, Realpolitiks, Kursk, Suspect in Sight!, FLASHOUT 2, Suspect: The Run!, FLASHOUT 3D, and Spellcrafter names. Jujubee S.A. was founded in 2012 and is based in Katowice, Poland.

Valuation as of March 31, 2025, of TruGolf, Inc. p. 25

F-23

IV. APPENDICES

Valuation as of March 31, 2023, of TruGolf, Inc. p. 24

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STANTON PARK
ADVISORS

Appendix A – Statement of General Assumptions and Limiting Conditions

This report has been made with the following general assumptions and limiting conditions:

- No investigation has been made of and, no responsibility is assumed for the legal description or for legal matters, including title or encumbrances. Title to assets is assumed to be good and marketable unless otherwise stated. Assets are further assumed to be free and clear of any or all liens, easements or encumbrances unless otherwise stated.
- Information furnished by others, upon which all or a portion of this report is based, is believed to be reliable, but has not been verified in all cases. No warranty is given as to the accuracy of such information.
- Our work does not constitute an audit, nor have we attempted to confirm the information provided us for accuracy and completeness, except within the framework of the valuation process and we do not express an opinion or any form of assurance on them. Accordingly, our work was not conducted in accordance with generally accepted auditing standards. In addition, we have not conducted a forensic examination of the books and records of the Company. Such an examination, if conducted, might lead us to a different opinion of value.
- Public information and industry and statistical information have been obtained from sources we believe to be reliable. However, we make no representation as to the accuracy or completeness of such information and have performed no procedures to corroborate the information.
- No responsibility is taken for changes in market conditions, and no obligation is assumed to revise this report to reflect events or conditions, which occur subsequent to the date hereof.
- Responsible ownership and competent management are assumed.
- This report is for strategic planning purposes and the value arrived at herein is for your exclusive use and for the sole and specific purpose noted herein. This report and our conclusions may not be used for any other purpose or by any other party whatsoever.
- Possession of this report does not convey any right of reproduction or publication, nor may it be used by anyone other than our client and, in any event, only then in its entirety.
- Although our valuation is intended to estimate fair market value, we assume no responsibility for a seller or buyer's inability to obtain a purchase contract at that price.

Valuation as of March 31, 2023, of TruGolf, Inc. p. 25

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STANTON PARK
ADVISORS

Appendix B – Statement of Certification

I (we) certify that, to the best of my (our) knowledge and belief:

- The statements of fact contained in this report are true and correct.
- The reported analyses, opinions and conclusions are limited only by the reported assumptions and limiting conditions, and is my personal, unbiased, professional analyses, opinions, and conclusions.
- I (we) have no present or prospective interest in the assets or property that is the subject of this report. Nor do I (we) have any past, present or future interest in the Company and, I (we) have no personal interest or bias with respect to the parties involved.
- My compensation and my firm's compensation are not contingent on any action or event resulting from the analyses, opinions, or conclusions in, or the use of, this report.
- Prior to the commencement of this engagement, neither the undersigned nor anyone associated with this firm had any personal knowledge or association with any owner or employee of the Company.
- This report has been made only for the purpose stated and shall not be used for any other purpose. The report, its conclusions and its contents may not be used, copied or transmitted in any form, in whole or in part, by any party without the prior written permission of Stanton Park Advisors.
- The conclusions and opinion of fair market value contained herein represents the opinion of the undersigned and are not to be construed in any way as a guarantee or warranty; either expressed or implied that the asset or property being valued herein will actually sell for the fair market value contained herein.

Valuation as of March 31, 2023, of TruGolf, Inc. p. 26

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STANTON PARK
ADVISORS

Appendix C – Curriculum Vitae of Valuator

Experience

Mr. Taylor has approximately 18 years of business valuation, merger & acquisition advisory, and capital raising experience. He has completed more than 1,000 business valuation assignments in his career with companies in virtually every industry for divorce, litigation, expert testimony, estate planning and gift tax, 409a compliance, partnership buyouts, intangible asset appraisal, purchase price allocation, bankruptcy, and income determination purposes. Jon founded Stanton Park in 2012 to provide financial advisory services to small and medium sized businesses nationwide. Prior to Stanton Park, he was a Vice President with Moss Adams Capital and Capstone Partners.

Education and Professional Credentials

Mr. Taylor has a BS in Economics with a concentration in finance and real estate from the Wharton School at the University of Pennsylvania and an MBA from the McDonough School of Business at Georgetown University. He is a Certified Valuation Analyst (CVA) with the National Association of Certified Valuators and Analysts (NACVA).

STANTON PARK
ADVISORS

Jon Taylor
Managing Partner
Stanton Park Advisors, LLC
jon@stantonparkllc.com
(781) 228-3523

Valuation as of March 31, 2023, of TruGolf, Inc. p. 27

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ADVISORS

Appendix D – Principal Sources of Information

The principal sources of information used by us in valuing the Company include the following:

- Research with respect to the selection and analysis of the financial performance of other companies in the same or similar industry; and
- Information and data provided by the Company in the course of performing this valuation.

Valuation as of March 31, 2023, of TruGolf, Inc. p. 28

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of directors and officers.

Deep Medicine’s Existing Charter provides that all of Deep Medicine’s directors, officers, employees and agents shall be entitled to be indemnified by Deep Medicine to the fullest extent permitted by Section 145 of the DGCL. Section 145 of the DGCL concerning indemnification of officers, directors, employees and agents is set forth below.

Section 145. Indemnification of officers, directors, employees and agents; insurance.

(a)	A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person’s conduct was unlawful.

(b)	A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

(c)	To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

(d)	Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders.

II-1

(e)	Expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys’ fees) incurred by former officers and directors or other employees and agents may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

(f)	The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office. A right to indemnification or to advancement of expenses arising under a provision of the certificate of incorporation or a bylaw shall not be eliminated or impaired by an amendment to such provision after the occurrence of the act or omission that is the subject of the civil, criminal, administrative or investigative action, suit or proceeding for which indemnification or advancement of expenses is sought, unless the provision in effect at the time of such act or omission explicitly authorizes such elimination or impairment after such action or omission has occurred.

(g)	A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under this section.

(h)	For purposes of this section, references to “the corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued.

(i)	For purposes of this section, references to “other enterprises” shall include employee benefit plans; references to “fines” shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to “serving at the request of the corporation” shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the corporation” as referred to in this section.

(j)	The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

(k)	The Court of Chancery is hereby vested with exclusive jurisdiction to hear and determine all actions for advancement of expenses or indemnification brought under this section or under any by law, agreement, vote of stockholders or disinterested directors, or otherwise. The Court of Chancery may summarily determine a corporation’s obligation to advance expenses (including attorneys’ fees).

II-2

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to Deep Medicine’s directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, Deep Medicine has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment of expenses incurred or paid by a director, officer or controlling person in a successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Deep Medicine will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to the court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

In accordance with Section 102(b)(7) of the DGCL, Deep Medicine’s Existing Charter, provides that no director shall be personally liable to it or any of its stockholders for monetary damages resulting from breaches of their fiduciary duty as directors, except to the extent such limitation on or exemption from liability is not permitted under the DGCL. The effect of this provision of Deep Medicine’s Existing Charter is to eliminate its rights and those of its stockholders (through stockholders’ derivative suits on Deep Medicine’s behalf) to recover monetary damages against a director for breach of the fiduciary duty of care as a director, including breaches resulting from negligent or grossly negligent behavior, except, as restricted by Section 102(b)(7) of the DGCL. However, this provision does not limit or eliminate Deep Medicine’s rights or the rights of any stockholder to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of a director’s duty of care.

If the DGCL is amended to authorize corporate action further eliminating or limiting the liability of directors, then, in accordance with Deep Medicine’s Existing Charter, the liability of its directors to Deep Medicine or Deep Medicine’s stockholders will be eliminated or limited to the fullest extent authorized by the DGCL, as so amended. Any repeal or amendment of provisions of Deep Medicine’s Existing Charter limiting or eliminating the liability of directors, whether by Deep Medicine’s stockholders or by changes in law, or the adoption of any other provisions inconsistent therewith, will (unless otherwise required by law) be prospective only, except to the extent such amendment or change in law permits Deep Medicine to further limit or eliminate the liability of directors on a retroactive basis.

Deep Medicine’s Existing Charter also provides that Deep Medicine will, to the fullest extent authorized or permitted by applicable law, indemnify its current and former officers and directors, as well as those persons who, while directors or officers of Deep Medicine, are or were serving as directors, officers, employees or agents of another entity, trust or other enterprise, including service with respect to an employee benefit plan, in connection with any threatened, pending or completed proceeding, whether civil, criminal, administrative or investigative, against all expense, liability and loss (including, without limitation, attorneys’ fees, judgments, fines, ERISA excise taxes and penalties and amounts paid in settlement) reasonably incurred or suffered by any such person in connection with any such proceeding.

Notwithstanding the foregoing, a person eligible for indemnification pursuant to Deep Medicine’s Existing Charter will be indemnified by Deep Medicine in connection with a proceeding initiated by such person only if such proceeding was authorized by Deep Medicine’s board of directors, except for proceedings to enforce rights to indemnification.

The right to indemnification which are conferred by Deep Medicine’s Existing Charter is a contract right that includes the right to be paid by Deep Medicine the expenses incurred in defending or otherwise participating in any proceeding referenced above in advance of its final disposition, provided, however, that if the DGCL requires, an advancement of expenses incurred by Deep Medicine’s officer or director (solely in the capacity as an officer or director of the corporation) will be made only upon delivery to Deep Medicine of an undertaking, by or on behalf of such officer or director, to repay all amounts so advanced if it is ultimately determined that such person is not entitled to be indemnified for such expenses under Deep Medicine’s Existing Charter or otherwise.

The rights to indemnification and advancement of expenses will not be deemed exclusive of any other rights which any person covered by Deep Medicine’s Existing Charter may have or hereafter acquire under law, Deep Medicine’s Existing Charter, Deep Medicine’s bylaws, an agreement, vote of stockholders or disinterested directors, or otherwise.

II-3

Any repeal or amendment of provisions of Deep Medicine’s Existing Charter affecting indemnification rights, whether by its stockholders or by changes in law, or the adoption of any other provisions inconsistent therewith, will (unless otherwise required by law) be prospective only, except to the extent such amendment or change in law permits Deep Medicine to provide broader indemnification rights on a retroactive basis, and will not in any way diminish or adversely affect any right or protection existing at the time of such repeal or amendment or adoption of such inconsistent provision with respect to any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision. Deep Medicine’s Existing Charter permits Deep Medicine, to the extent and in the manner authorized or permitted by law, to indemnify and to advance expenses to persons other than those specifically covered by Deep Medicine’s Existing Charter.

Deep Medicine’s bylaws include the provisions relating to advancement of expenses and indemnification rights consistent with those which are set forth in Deep Medicine’s Existing Charter. In addition, Deep Medicine’s bylaws provide for a right of indemnity to bring a suit in the event a claim for indemnification or advancement of expenses is not paid in full by Deep Medicine within a specified period of time. Deep Medicine’s bylaws also permit Deep Medicine to purchase and maintain insurance, at Deep Medicine’s expense, to protect Deep Medicine and/or any director, officer, employee or agent of Deep Medicine or another entity, trust or other enterprise against any expense, liability or loss, whether or not Deep Medicine would have the power to indemnify such person against such expense, liability or loss under the DGCL.

Any repeal or amendment of provisions of Deep Medicine’s bylaws affecting indemnification rights, whether by Deep Medicine’s board of directors, stockholders or by changes in applicable law, or the adoption of any other provisions inconsistent therewith, will (unless otherwise required by law) be prospective only, except to the extent such amendment or change in law permits Deep Medicine to provide broader indemnification rights on a retroactive basis, and will not in any way diminish or adversely affect any right or protection existing thereunder with respect to any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision.

In addition, New TruGolf’s amended and restated certificate of incorporation and amended and restated bylaws (as will be in effect upon completion of the Business Combination) contain provisions requiring New TruGolf to indemnify and advance expenses to any person who is made or threatened to be made a party to any action, suit or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he or she is or was a director or officer of New TruGolf or any predecessor of New TruGolf, or, while serving as a director or officer of New TruGolf, serves or served at any other enterprise as a director or officer at the request of New TruGolf or any predecessor to New TruGolf.

Deep Medicine has entered into indemnification agreements with each of its officers and directors. Under these agreements, Deep Medicine is required to indemnify and hold harmless each of its directors and officers to the fullest extent permitted under Delaware law against any liabilities that may arise by reason of their service to Deep Medicine, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. New TruGolf intends to enter into indemnification agreements with each of its directors and executive officers to provide these directors and executive officers additional contractual assurances regarding the scope of the indemnification set forth in New TruGolf’s certificate of incorporation and bylaws and to provide additional procedural protections.

As permitted by Section 102(b)(7) of the DGCL, New TruGolf’s certificate of incorporation contains provisions eliminating the personal liability of directors to New TruGolf’s or its stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted under the DGCL.

New TruGolf expects to maintain standard policies of insurance under which coverage is provided (a) to its directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act by such persons in their respective capacities as officers and directors of New TruGolf, and (b) to New Near with respect to payments which may be made by the registrant to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

II-4

Item 21. Exhibits and Financial Statements Schedules.

(a) Exhibits.

Exhibit Number	Description of Exhibit
1.1	Underwriting Agreement, dated October 26, 2021, by and between Deep Medicine and I-Bankers, as representative of the several underwriters.(2)
2.1	Amended and Restated Agreement and Plan of Merger, dated as of July 21, 2023, by and among Deep Medicine Acquisition Corp., DMAC Merger Sub Inc., Bright Vision Sponsor LLC, Christopher Jones and TruGolf, Inc. (attached as Annex B to the proxy statement/prospectus contained in this registration statement).(6)
3.1	Second Amended and Restated Certificate of Incorporation.(2)
3.2	Certificate of Correction to the Second Amended and Restated Certificate of Incorporation.(3)
3.3	Amendment to the Second Amended and Restated Certificate of Incorporation.(4)
3.4	Second Amendment to the Second Amended and Restated Certificate of Incorporation.(7)
3.6	Proposed Third Amendment to the Second Amended and Restated Certificate of Incorporation (attached as Annex A to the proxy statement/prospectus contained in this registration statement).
3.7	Bylaws of Deep Medicine.(5)
3.8*	Form of Amended and Restated Certificate of Incorporation of New TruGolf (attached as Annex C to the proxy statement/prospectus contained in this registration statement), to be effective immediately after the closing of the Business Combination.
3.9*	Form of Bylaws of New TruGolf (attached as Annex D to the proxy statement/prospectus contained in this registration statement), to be effective immediately after the closing of the Business Combination.
4.1	Specimen Unit Certificate of Deep Medicine.(5)
4.2	Specimen Class A Common Stock Certificate.(5)
4.3	Specimen Right Certificate.(5)
4.4	Rights Agreement, dated October 26, 2021, by and between Deep Medicine and American Stock Transfer & Trust Company, LLC, as rights agent.(2)
5.1**	Opinion of Ellenoff Grossman & Schole LLP.
10.1	Letter Agreement, dated October 26, 2021, by and among Deep Medicine, its officers, its directors, Bright Vision Sponsor LLC and I-Bankers Securities, Inc.(2)
10.2	Investment Management Trust Agreement, dated October 26, 2021, by and between Deep Medicine and American Stock Transfer & Trust Company, LLC, as trustee.(2)
10.3	Registration Rights Agreement, dated October 26, 2021, by and among Deep Medicine and certain securities holders.(2)
10.4	Private Placement Units Purchase Agreement, dated October 26, 2021, by and among Deep Medicine, Bright Vision Sponsor LLC and I-Bankers Securities, Inc.(2)
10.5	Form of Voting Agreement, dated as of March 31, 2023, by and among Deep Medicine, TruGolf and certain stockholders of TruGolf.(1)
10.6	Form of Lock-Up Agreement, dated as of March 31, 2023, by and among Deep Medicine, Bright Vision Sponsor LLC and certain stockholders of TruGolf.(1)
10.7	Form of Non-Competition and Non-Solicitation Agreement, dated as of March 31, 2023, by and among Deep Medicine, TruGolf and certain stockholders and officers of TruGolf. (1)
10.8*	Form of Equity Incentive Plan (attached as Annex E to the proxy statement/prospectus contained in this registration statement).
10.9**	Form of Employment Agreement between TruGolf Holdings, Inc. and [ ].
21.1*	List of Subsidiaries.
23.1*	Consent of MaloneBailey, LLP, independent registered public accounting firm of Deep Medicine.
23.2*	Consent of CohnReznick LLP, independent registered public accounting firm of TruGolf.
23.3*	Consent of Daszkal Bolton LLP, independent registered public accounting firm of TruGolf.
23.4**	Consent of Ellenoff Grossman & Schole LLP (included in Exhibit 5.1).
24.1*	Power of Attorney (included on the signature page of this registration statement).
99.1*	Consent of Chris Jones.
99.2*	Consent of Shaun B. Limbers.
99.3*	Consent of Steven R. Johnson.
99.4*	Consent of Riley Ruseell.
99.5*	Consent of AJ Redmer.
99.6*	Consent of Stanton Park Capital, LLC.
99.7**	Preliminary Proxy Card.

II-5

Exhibit Number	Description of Exhibit
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document
107*	Filing Fee Table

*	Filed herewith.
**	To be filed by amendment.
(1)	Incorporated herein by reference to Deep Medicine’s Current Report on Form 8-K filed with the SEC on April 6, 2023.
(2)	Incorporated herein by reference to Deep Medicine’s Current Report on Form 8-K filed with the SEC on November 1, 2021.
(3)	Incorporated by reference to Deep Medicine’s Current Report on Form 8-K filed with the SEC on November 4, 2021.
(4)	Incorporated herein by reference to Deep Medicine’s Current Report on Form 8-K filed with the SEC on December 23, 2022.
(5)	Incorporated herein by reference to Deep Medicine’s Registration Statement on Form S-1/A filed with the SEC on October 12, 2021 (File No. 333-259500).
(6)	Incorporated herein by reference to Deep Medicine’s Current Report on Form 8-K filed with the SEC on July 24, 2023.
(7)	Incorporated herein by reference to Deep Medicine’s Current Report on Form 8-K filed with the SEC on July 14, 2023.

Item 22. Undertakings.

1.	The undersigned registrant hereby undertakes:

(a)	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”);

(ii)	To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement; and

(b)	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d)	That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

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(e)	That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

2.	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

3.	The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reoffering’s by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

4.	The registrant undertakes that every prospectus: (1) that is filed pursuant to the immediately preceding paragraph, or (2) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

5.	The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

6.	The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of New York, State of New York, on the 31st day of July, 2023.

Deep Medicine Acquisition Corp.

By:	/s/ Humphrey P. Polanen
Name:	Humphrey P. Polanen
Title:	Chief Executive Officer (Principal Executive Officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each of the undersigned constitutes and appoints each of Humphrey P. Polanen and Weixuan Luo, each acting alone, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for such person and in his or her name, place and stead, in any and all capacities, to sign this Registration Statement on Form S-4, or other appropriate form, and all amendments thereto, including post-effective amendments, of Deep Medicine Acquisition Corp., and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming that any such attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Name	Position	Date
/s/ Humphrey P. Polanen	Chief Executive Officer	July 31, 2023
Humphrey P. Polanen	(Principal Executive Officer)

/s/ Weixuan Luo	Chief Financial Officer	July 31, 2023
Weixuan Luo	(Principal Financial and Accounting Officer)

/s/ Ronald M. Razmi, MD	Director	July 31, 2023
Ronald M. Razmi, MD

/s/ Tina Spires	Director	July 31, 2023
Tina Spires

/s/ HongLiang Ren	Director	July 31, 2023
HongLiang Ren

/s/ Wanlei Miao	Director	July 31, 2023
Wanlei Miao

/s/ John Chiang	Director	July 31, 2023
John Chiang

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